Exhibit 99.1

As confidentially submitted with the Securities and Exchange Commission on August 30, 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENANTA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	2834	04-3205099
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Arsenal Street

Watertown, Massachusetts 02472

(617) 607-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay R. Luly, Ph.D.

President and Chief Executive Officer

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, Massachusetts 02472

(617) 607-0800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nathaniel S. Gardiner, Esq. Stacie S. Aarestad, Esq. Edwards Wildman Palmer LLP 111 Huntington Avenue Boston, Massachusetts 02199 (617) 239-0100	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 Par Value Per Share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares of common stock that the underwriters may purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 30, 2012

Prospectus

                Shares

COMMON STOCK

This is the initial public offering of common stock of Enanta Pharmaceuticals, Inc. We are selling                 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “ENTA.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Enanta, before expenses	$	$

We have granted the underwriters an option to purchase up to                 additional shares of common stock to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2012.

J.P. Morgan	Credit Suisse

Leerink Swann	JMP Securities

                , 2012

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock offered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

Until                 , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third party research, surveys and studies are reliable, we have not independently verified such data.

The Enanta name and logo are our trademarks. This prospectus also includes trademarks, trade names and service marks of other persons. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the more detailed information set forth under “Risk Factors” and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” or “Enanta” refer to Enanta Pharmaceuticals, Inc.

Overview

We are a research and development-focused biotechnology company that uses its robust chemistry-driven approach and drug discovery capabilities to create small molecule drugs in the infectious disease field. We are discovering and developing inhibitors designed for use against the hepatitis C virus, referred to as HCV. We believe that a successful approach to a complete cure for HCV in most patients will likely require treatment with a combination of drugs that attack different mechanisms necessary for replication and survival of HCV. Further, as there are many variants of HCV, we are developing inhibitors that may be used in multiple combination therapies, each designed and tested for effectiveness against one or more of those variants. Our development of inhibitors for validated HCV target mechanisms, as well as our collaborations with Abbott Laboratories and Novartis, should allow us to participate in multiple unique drug combinations as we seek the best combination therapies for HCV in its various forms. Total worldwide sales of HCV therapies were over $3.5 billion in 2011. We believe that annual worldwide sales of these therapies and future approved therapies could increase sales in this market to $10 to $20 billion within the next ten years. In addition to our HCV programs, we have used our internal research capabilities to discover a new class of antibiotics which we are developing for the treatment of multi-drug resistant bacteria, including methicillin-resistant Staphylococcus aureus bacteria, also referred to as MRSA. We have utilized our internal chemistry and drug discovery capabilities and our collaborations to generate all of our development-stage programs, and we have active research efforts to broaden our infectious disease drug pipeline.

We are pursuing four fundamental, validated targets within the HCV field that represent a broad approach to the disease and specifically address the urgent unmet medical needs for the treatment of HCV. The following table summarizes our product development pipeline in HCV antivirals as well as MRSA antibiotics:

Note: “NNuc” refers to non-nucleoside polymerase inhibitor; “RBV” refers to ribavirin

From our inception through June 30, 2012, we have generated $173.0 million from our collaborations (including those with Abbott and Novartis) in the form of upfront, milestone and funded research payments as well as equity investments. The total of these amounts is more than double the amount of our funding from venture capital equity investments, the last of which occurred in 2006. As of June 30, 2012, we had $48.4 million in cash and investments. We are eligible to receive over the next several years an aggregate of over $450 million based on potential future pre-commercialization milestones under our Abbott and Novartis collaborations, assuming successful clinical trial results for the respective collaboration programs and our collaborators’ continued development of our product candidates through successful regulatory and reimbursement approvals in the United States and other major markets. In addition, we are also eligible to receive tiered, double-digit royalty payments on worldwide sales of any protease inhibitors or NS5A inhibitors under the collaborations, as well as sales milestones under our Novartis collaboration.

ABT-450/r, a Protease Inhibitor for HCV Infection

ABT-450, discovered through our collaboration with Abbott, is a potent protease inhibitor that has demonstrated in vitro potency against known resistant HCV mutants. In Phase 1 studies, ABT-450 co-administered with ritonavir, a commonly used boosting agent to increase the blood concentrations of many protease inhibitors, was shown to be safe and well tolerated. Co-administration of ABT-450 with ritonavir, which we refer to together as ABT-450/r, has enabled once-daily dosing of ABT-450. Phase 2 studies have demonstrated the efficacy of ABT-450/r in patients with chronic HCV. ABT-450/r is being tested for the treatment of HCV in several additional interferon-free Phase 2 studies in combination with Abbott’s non-nucleoside polymerase and NS5A inhibitors.

We believe that a treatment regimen containing ABT-450/r may have significant advantages over currently approved HCV treatment regimens containing protease inhibitors because of the following key attributes:

•	Improved Antiviral Activity. Compared to the current market leader, telaprevir (Incivek™, Vertex Pharmaceuticals), ABT-450 has demonstrated superior antiviral activity against HCV in patients.

•

No Interferon.    Current HCV therapy still includes injected interferon, which is often associated with flu-like symptoms, fatigue, headaches and nausea during treatment. ABT-450/r, however, is being developed in a number of interferon-free regimens.

•

Tolerability.    Serious side effects of current regimens containing protease inhibitors include rash, anemia, itching and gastrointestinal effects. In contrast, most side effects in clinical trials to date of ABT-450/r were mild to moderate.

•

Shorter Treatment Regimen.    ABT-450/r is being tested in various treatment combinations that are only 12 weeks in duration, as compared to the 24 to 48 weeks of treatment required with current interferon-containing regimens.

•

More Convenient Treatment Regimen.    ABT-450/r is being developed for oral, once-daily dosing. All of the combinations including ABT-450/r that Abbott is testing include only orally administered drugs dosed either once or twice daily. By comparison, current approved treatment regimens require dosing of a protease inhibitor approximately every 8 hours as well as weekly interferon injections.

In the first quarter of 2010, we and Abbott announced the advancement of ABT-450/r into Phase 2 clinical trials. The objective of the initial Phase 2 study was to assess the safety, tolerability, pharmacokinetics and antiviral activity of multiple-dose strengths of ABT-450/r in treatment-naïve adults (i.e., those who have not previously received treatment for HCV) infected with HCV genotype 1, the most common genotype globally. This study with ABT-450/r paved the way for additional Phase 2 combination studies that use interferon-free regimens.

The next Phase 2 study, which began in October 2010 and is known as the Pilot study, consisted of genotype 1 patients enrolled in an open-label trial of a 12-week interferon-free regimen consisting of ABT-450/r 150/100 mg once daily plus ABT-072 (Abbott’s non-nucleoside polymerase inhibitor) 400 mg once daily plus weight-based ribavirin, a commonly used oral antiviral, 1000-1200 mg/day twice daily. A rapid decrease in HCV

RNA level, a commonly used measure of effectiveness of HCV therapies, was observed with treatment, and all patients had HCV RNA levels below the lower limit of quantitation, or LLOQ, by week 3. The treatment regimen was well tolerated and achieved a sustained virologic response 24 weeks after conclusion of treatment, or SVR24, in 91% of treatment-naïve, non-cirrhotic HCV genotype 1-infected patients. The 91% SVR24 results in treatment naïve HCV genotype 1-infected patients are superior to published SVR results for any currently approved HCV therapies. Adverse events, or AEs, were mild and did not result in any study interruptions or discontinuations.

The Phase 2 Co-Pilot study, which began in May 2011, consisted of HCV genotype 1, non-cirrhotic patients enrolled in an open-label trial of a 12-week interferon-free regimen consisting of ABT-450/r once daily plus ABT-333 (Abbott’s non-nucleoside polymerase inhibitor) 400 mg twice daily plus weight-based ribavirin twice daily (1000-1200 mg total daily dose). Two different doses of ABT-450/r were evaluated (250/100 mg; 150/100 mg) in treatment-naïve patients, 85% of whom were infected with the harder-to-treat genotype 1a virus (compared to genotype 1b); treatment-experienced patients were also assessed, 94% of whom were infected with genotype 1a. Results demonstrated a sustained virologic response 12 weeks after conclusion of treatment, or SVR12, in 93-95% of treatment-naïve HCV genotype 1-infected patients and in 47% of previous non-responders. Co-Pilot is the first 12-week interferon-free regimen to date with high SVR rates and activity that appears not to be affected by HCV genotype 1 subtype. AEs were mild or moderate, and the most common were fatigue, nausea and headache. Initial results from the Pilot and Co-Pilot studies provide compelling support for the potential development of an interferon-free combination containing ABT-450 for treatment of HCV.

Studies of several further interferon-free ABT-450/r combinations are underway. The Navigator study, which began in September 2011, is evaluating ABT-450/r with Abbott’s NS5A inhibitor ABT-267 with and without ribavirin. The Aviator study, which began in October 2011, is evaluating ABT-450/r with either Abbott’s NS5A inhibitor ABT-267, or Abbott’s non-nucleoside polymerase inhibitor ABT-333, or both, and with and without ribavirin.

Abbott has projected that a combination HCV treatment containing ABT-450/r will enter a Phase 3 trial in 2013, with regulatory filings expected in 2014. Abbott has publicly projected a target commercial launch of such a combination in 2015 and a potential worldwide peak year market opportunity of $2 billion or more for the combination. We believe that we, together with Abbott, will obtain exclusivity in ABT-450 in the United States and other major-market jurisdictions based on pending composition and use patent claims for ABT-450, which we expect will continue at least into 2029, assuming all such patents are issued. Additional HCV protease inhibitors discovered within the Enanta-Abbott collaboration are in preclinical studies.

EDP-239, an NS5A Inhibitor for HCV Infection

EDP-239 is the lead NS5A inhibitor discovered by Enanta. We entered into a collaboration with Novartis in February 2012, granting Novartis exclusive, worldwide rights to develop, manufacture and commercialize EDP-239. The compound has demonstrated potent activity against major genotypes in the replicon assay, which is a common in vitro test for determining potency of an active compound in reducing HCV replication. In addition, EDP-239 has additive to synergistic antiviral activity when used in combination with other anti-HCV therapeutics in the replicon assay. Preclinical studies support excellent permeability and absorption potentials in humans, with preferential targeting to the liver, which is the target site of infection. Human pharmacokinetic and pharmacodynamic modeling suggests a low, once-daily dose for future clinical testing. The IND for EDP-239 has been filed and approved by the FDA. Novartis is responsible for initiating Phase 1 trials.

EDP-546, a Cyclophilin Inhibitor for HCV Infection

In anticipation of resistance arising to first-generation HCV therapy that targets viral proteins, we have been developing an alternative host-targeted antiviral, or HTA, approach that targets the human host protein, cyclophilin, which is essential for replication of HCV. We have demonstrated in replicon assays that one of our lead cyclophilin targeting inhibitors, EDP-546, is a potent inhibitor of HCV replication and is more potent than the clinical stage cyclophilin inhibitor alisporivir, under development by Novartis.

EDP-546 is an HTA with a high barrier to resistance which in preclinical studies has demonstrated a number of important attributes. EDP-546 has demonstrated the potential to have additive to synergistic antiviral activity when used in combination with direct acting antivirals, or DAAs, and has not generated cross-resistance in HCV variants that are resistant to several DAAs. In addition, the superior metabolic stability profile of the drug compared to alisporivir suggests the potential for once-daily dosing of EDP-546.

A number of additional preclinical studies of EDP-546 have been initiated, and we expect to initiate a Phase 1 clinical trial in late 2013 or early 2014. In addition to EDP-546, we are continuing to generate and characterize a number of additional cyclophilin inhibitors in the discovery phase.

Nucleotide Polymerase Inhibitor Program for HCV Infection

We also have a program to develop nucleotide inhibitors to HCV NS5B polymerase, which is another DAA mechanism considered to have a high barrier to resistance. Our researchers have identified a promising nucleotide lead series with significant antiviral potency in vitro. One of our lead compounds has demonstrated better in vitro potency than a reference clinical stage nucleotide inhibitor, GS-7977, under development by Gilead Sciences.

We have an ongoing discovery effort in this inhibitor class and are considering a number of compounds for further development. We plan to select a candidate in 2013 that is suitable for advancement into preclinical studies.

EDP-788 and Our Bicyclolide Antibiotics

Through our internal chemistry efforts, we have created a new family of macrolide antibiotics called Bicyclolides that overcomes resistance and possesses a significantly improved target product profile compared to existing macrolides such as Zithromax™ and BiaxinTM. Our lead Bicyclolide antibiotic product candidate is EDP-788, which we are developing for use as an intravenous drug in the hospital setting and for oral dosing in the home setting. EDP-788 is a prodrug, which means that it is inactive until it is converted in the body into an active compound. EDP-788 is a highly water-soluble molecule which, when administered in preclinical models, is cleanly and rapidly converted into the active compound.

The active compound generated from EDP-788 is EDP-322, a Bicyclolide we developed that demonstrates a broad spectrum of activity against many bacterial organisms, including MRSA. Preclinical safety studies performed with EDP-322 presented no significant concerns. EDP-322 was evaluated in normal healthy volunteers in two double-blind, randomized, placebo-controlled Phase 1 trials, evaluating pharmacokinetic and safety parameters. EDP-322 showed good pharmacokinetics and was well tolerated in all dose groups. Adverse events were limited to minor gastrointestinal effects attributed to inadequate water solubility of the drug, which we would not expect when dosing with the water-soluble EDP-788.

All current development activities are focused on intravenous and oral formulations of EDP-788, with additional IND-enabling studies in progress and the initiation of clinical trials planned for the first half of 2014. Our preclinical development of EDP-788 is funded under our contract with the National Institute of Allergy and Infectious Diseases, or NIAID, with potential for further NIAID funding of early clinical development.

Collaboration with Abbott Laboratories

In November 2006, we entered into a Collaborative Development and License Agreement with Abbott Laboratories to develop and commercialize HCV NS3 and NS3/4A protease inhibitors worldwide. Abbott has funded all research and development of our protease inhibitors since we entered into the collaboration and is responsible for all costs associated with the development, manufacturing and commercialization of ABT-450 and other compounds under this collaboration agreement. We received $57.2 million from Abbott upon signing the collaboration agreement and their simultaneous purchase of preferred stock from us in 2006, and we received a $40.0 million milestone payment in December 2010 following the successful completion of a Phase 2a clinical trial. Assuming successful development of the first protease inhibitor product, we will also be eligible to receive over $200 million of pre-commercialization milestones, as well as additional milestones for any follow-on protease inhibitor products and tiered, double-digit royalties on any revenue allocable to our collaboration’s protease inhibitors.

Collaboration with Novartis

In February 2012, we entered into a Collaboration and License Agreement with Novartis granting Novartis exclusive, worldwide rights to develop, manufacture and commercialize EDP-239, our lead compound from our NS5A inhibitor program. Novartis is responsible for all costs associated with the development, manufacture and commercialization of EDP-239, EDP-239-containing combinations and any follow-on NS5A inhibitors, as well as funding our efforts to discover follow-on NS5A inhibitors at least through February 2013. We received an upfront payment of $34.4 million and are eligible to receive up to $406 million of additional payments if we achieve specified clinical, regulatory, and commercial milestones. We are also eligible to receive tiered, double-digit royalty payments on any revenue allocable to our NS5A inhibitors.

Our Strategy

Our primary objective is to become a leader in the infectious disease field, with a focus on HCV and multi-drug resistant bacterial infections. Our strategy includes the following key elements:

•

Develop compounds against four fundamental, validated HCV targets to give us multiple opportunities to participate in one or more of the potentially successful combination therapies for HCV in its various forms;

•	Collaborate with large pharmaceutical partners to accelerate the development and commercialization of our lead HCV compounds in combination therapies;

•	Develop independently our own next generation HCV compounds and combination therapies with lower susceptibility to viral resistance;

•	Continue to leverage and fortify our intellectual property portfolio; and

•	Invest in research and early-stage development of product candidates for infectious diseases.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus beginning on page 10. These risks include, among others, our financial prospects being substantially dependent upon the development and marketing efforts of Abbott and Novartis for any drug product candidates incorporating ABT-450 and EDP-239, respectively; substantial competition in the market for HCV and for anti-infectives generally; our lack of clinical development experience; our need to attract and retain senior management and key scientific personnel; risks associated with the lengthy, expensive and uncertain process of clinical development for and regulatory approval of our product candidates; difficulties in commercializing any future product candidates and achieving significant market acceptance of them; the potential for unfavorable pricing regulations, third-party reimbursement practices or related healthcare reform initiatives in the United States and in foreign jurisdictions; and the need to obtain and maintain adequate patent protection for our product candidates and avoid potential infringement of patents or other intellectual property rights of third parties.

We have not generated any revenue to date from product sales and have incurred significant operating losses since our inception in 1995 (other than during the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2012, when revenue from collaborations generated net income). As of June 30, 2012, we had an accumulated deficit of $110.3 million and we expect we may incur losses in one or more future years. We are unable to predict the extent of future losses or when we will become profitable based on product sales, if at all. Even if we or our collaborators succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient revenue to sustain profitability.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in 1995. Our principal executive offices are located at 500 Arsenal Street, Watertown, MA 02472 and our telephone number is (617) 607-0800. Our website address is www.enanta.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have not made a decision whether to take advantage of any or all of these exemptions. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

The Enanta name and logo are our trademarks. This prospectus also includes trademarks, trade names and service marks of other persons. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Issuer	Enanta Pharmaceuticals, Inc.

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering for clinical development of our internal product candidates, new research and development, working capital and other general corporate purposes.

Risk factors	You should read the “Risk Factors” section starting on page 10 of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market Symbol	“ENTA”

The number of shares of our common stock to be outstanding after this offering is based on 4,855,736 actual shares of our common stock outstanding as of June 30, 2012 and the conversion of all outstanding shares of our redeemable convertible preferred stock and our convertible preferred stock into an aggregate of 50,241,295 shares of our common stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	7,668,698 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2012 at a weighted average exercise price of $0.48 per share;

•

16,447 shares of our common stock issuable at an exercise price of $1.91 per share upon the exercise of warrants outstanding at June 30, 2012, which warrants prior to the closing of this offering are exercisable to purchase Series E redeemable convertible preferred stock; and

•	additional shares of our common stock available for future issuance as of under our Amended and Restated 1995 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the conversion of all outstanding shares of our redeemable convertible preferred stock and our convertible preferred stock into an aggregate of 50,241,295 shares of our common stock upon the closing of this offering;

•	no exercise of the outstanding options and warrants described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock to cover over-allotments;

•	the amendment and restatement of our amended and restated certificate of incorporation and the amendment and restatement of our bylaws immediately prior to consummation of this offering; and

•	the -for- reverse stock split of our common stock to be effected prior to the closing of this offering.

SUMMARY FINANCIAL INFORMATION

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We have derived the statement of operations data for the years ended September 30, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended June 30, 2011 and 2012 and the balance sheet data as of June 30, 2012 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and results for the nine months ended June 30, 2012 are not necessarily indicative of results to be expected for the full year ending September 30, 2012.

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$22,763	$41,882	$41,882	$39,848
Operating expenses:
Research and development	9,716	11,547	8,618	10,860
General and administrative	6,105	5,036	3,834	3,530

Total operating expenses	15,821	16,583	12,452	14,390

Income from operations	6,942	25,299	29,430	25,458
Other income (expense):
Interest income	14	83	64	77
Interest expense	—	(3,161)	(3,161)	—
Change in fair value of warrant liability	482	(686)	(698)	(11)
Therapeutic tax credit	—	750	714	—
Gain on embedded derivative	—	670	670	—
Other income (expense), net	309	355	280	(73)

Total other income (expense), net	805	(1,989)	(2,131)	(7)

Income before income tax	7,747	23,310	27,299	25,451
Income tax benefit	157	—	—	—

Net income	7,904	23,310	27,299	25,451
Accretion of redeemable convertible preferred stock to redemption value	(5,452)	(5,454)	(4,079)	(4,035)
Net income allocable to participating securities	(2,236)	(16,291)	(21,146)	(19,606)

Net income allocable to common stockholders	$216	$1,565	$2,074	$1,810

Net income per share allocable to common stockholders(1):
Basic	$0.04	$0.32	$0.42	$0.39
Diluted	$0.04	$0.31	$0.40	$0.35
Weighted average common shares outstanding(1):
Basic	4,873	4,824	4,926	4,638
Diluted	6,746	8,005	7,985	10,502
Pro forma net income per share allocable to common stockholders (unaudited)(2):
Basic		$0.42		$0.46
Diluted		$0.40		$0.42
Pro forma weighted average common shares outstanding (unaudited)(2):
Basic		55,065		54,879
Diluted		58,246		60,744

	As of June 30, 2012
	Actual	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$48,426	$
Working capital(4)	46,859
Total assets	54,326
Warrant liability	2,004
Redeemable convertible preferred stock	157,623
Convertible preferred stock	327
Total stockholders’ equity (deficit)	(110,252)

(1)	See Note 15 to our financial statements for further details on the calculation of basic and diluted net income per share allocable to common stockholders.

(2)	See Note 15 to our financial statements for further details on the calculation of pro forma net income per share allocable to common stockholders.

(3)	Gives effect to (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of common stock upon the closing of this offering, (2) the automatic conversion of the warrants for Series E redeemable convertible preferred stock into warrants for 16,447 shares of common stock upon the closing of this offering, and (3) the issuance by us of shares of common stock at an initial offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

(4)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. If any of the following risks actually occur, our business, growth prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and stock price.

Risks Related to Our Business

Our financial prospects for the next several years are substantially dependent upon the development and marketing efforts of Abbott for combination therapies incorporating ABT-450 for the treatment of HCV. Abbott may act in its best interest rather than in our best interest, which could adversely affect our business.

We rely on Abbott to fund and conduct the clinical development and commercialization of ABT-450 and other protease inhibitors, over which Abbott has complete control. Our ability to generate significant revenue in the near term will depend primarily on the successful development, regulatory approval, marketing and commercialization by Abbott of combination therapies incorporating ABT-450. Such success is subject to significant uncertainty, and we have limited control over the resources, time and effort that Abbott may devote to ABT-450. Any of several events or factors could have a material adverse effect on our ability to generate revenue from Abbott’s potential commercialization of ABT-450 in combination therapies. For example, Abbott:

•	may be unable to successfully complete the clinical development of ABT-450;

•	may have to comply with additional requests and recommendations from the FDA, including additional clinical trials;

•	may not make all regulatory filings and obtain all necessary approvals from the FDA and similar foreign regulatory agencies;

•	may not commit sufficient resources to the development, regulatory approval, marketing and distribution of ABT-450, whether for strategic reasons or otherwise due to a change in business priorities;

•	may cease to perform its obligations under the terms of our collaboration agreement;

•	may unilaterally terminate our collaboration agreement on specified prior notice without any reason and without any further commitment to continue development of any of our product candidates;

•	may not be able to manufacture our product candidate in compliance with requirements of the FDA and similar foreign regulatory agencies and in commercial quantities sufficient to meet market demand;

•	may not achieve market acceptance of combination therapies incorporating our product candidate by physicians, patients and third-party payors;

•	may not compete successfully with any such combination therapies against alternative products and therapies for HCV; and

•	may independently develop products that compete with our product candidate in the treatment of HCV.

We will not have access to all information regarding the products being developed and potentially commercialized by Abbott, including information about clinical trial design and execution, safety reports from clinical trials, spontaneous safety reports if the product is later approved and marketed, regulatory affairs, process development, manufacturing, marketing and other areas known by Abbott. Thus, our ability to keep our stockholders informed about the status of product candidates under our collaboration will be limited by the degree to which Abbott keeps us informed. If Abbott does not perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts related to ABT-450 could be delayed or terminated or be commercially unsuccessful. In addition, Abbott has the right to make decisions regarding the development and commercialization of product candidates without consulting us, and may make decisions with which we do not agree. Conflicts between us and Abbott may arise if there is a dispute about the progress of the clinical development of a product candidate, the achievement and payment of a milestone amount, or the ownership of intellectual property developed during the course of our collaboration agreement. It may be necessary for us to assume the responsibility at our own expense for the development of ABT-450 or other protease inhibitors. In that event, we would likely be required to limit the size and scope of one or more of our independent programs or increase our expenditures and seek additional funding which may not be available on acceptable terms or at all, and our business would be materially and adversely affected.

Our prospects for successful development of EDP-239 or any other NS5A inhibitor are dependent upon the development and marketing efforts of Novartis. Novartis may act in its best interest rather than in our best interest, which could adversely affect our business.

We rely on Novartis to fund and conduct the clinical development of EDP-239 and any other NS5A inhibitor product candidates under our collaboration, and for the successful regulatory approval, marketing and commercialization of one or more of them. Such success will be subject to significant uncertainty, and we have limited control over the resources, time and effort that Novartis may devote to our NS5A inhibitors. Moreover, Novartis may terminate the collaboration without any reason on 120 days notice to us. As with our Abbott collaboration, any of several events or factors could have a material adverse effect on our ability to generate revenue from Novartis’ development and commercialization of EDP-239, including ones similar to those described in the preceding risk factor regarding our Abbott collaboration.

If Novartis does not perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts related to EDP-239 could be delayed, terminated or be commercially unsuccessful. Conflicts between us and Novartis may arise if there is a dispute with Novartis similar to potential disputes with Abbott about any of the matters mentioned in the preceding risk factor. It may become necessary for us to assume the responsibility at our own expense for the development of EDP-239 or other NS5A inhibitors. In that event, we would likely be required to limit the size and scope of one or more of our independent programs or increase our expenditures and seek additional funding which may not be available on acceptable terms or at all, and our business would be materially and adversely affected.

We and our collaborators face substantial competition in the market for HCV drugs and for anti-infectives generally, which may result in others discovering, developing or commercializing products before us or doing so more successfully than we and our collaborators.

The pharmaceutical and biotechnology industries are intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target HCV, MRSA and other infectious diseases that we may target in the future.

We expect our current and future product candidates to face intense and increasing competition as new products enter the HCV and antibacterial markets and advanced technologies become available, particularly in the case of HCV in combinations with existing products and other new products. Two drug products, Incivek™ (telaprevir) of Vertex and Victrelis™ (boceprevir) of Merck, were approved in 2011 by the FDA for the treatment of HCV in combination with interferon and ribavirin, which in combination were the previous standard of care. These and other potential new treatment regimens may render our HCV product candidates noncompetitive. In particular, our HCV product candidates may not be able to compete successfully with other products in development in multiple classes of inhibitors of HCV, including protease inhibitors, polymerase inhibitors (nucleoside and non-nucleoside), NS5A inhibitors and cyclophilin inhibitors, under development by companies such as Achillion, Astra-Zeneca, Boehringer Ingelheim, Bristol-Myers Squibb, Gilead, GlaxoSmithKline, Idenix, Johnson & Johnson, Medivir, Merck, Pfizer, Presidio, Roche and Vertex, as well as by our collaborators.

Our MRSA program faces competition from other therapeutic products that address serious Gram-positive bacterial infections, such as Cubicin®, marketed by Cubist; vancomycin, marketed generically by Abbott, Shionogi and others; and Zyvox®, marketed by Pfizer, as well as future competition from drug candidates currently in clinical development.

Many of our competitors have substantially greater commercial infrastructure and better financial, technical and personnel resources than we have, as well as drug candidates in late-stage clinical development.

Our competitors may succeed in developing competing products and obtaining regulatory approval before we or our collaborators do with our product candidates, or they may gain acceptance for the same markets that we are targeting. If we are not “first to market” with one of our product candidates, our competitive position could be compromised because it may be more difficult for us to obtain marketing approval for that product candidate and successfully market that product candidate as a second competitor. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

Competitive products in the form of other treatment methods or a vaccine for HCV or MRSA may render our product candidates licensed to others, as well as any future product candidates we may develop ourselves, obsolete or noncompetitive. Even if successfully developed and subsequently approved by the FDA, our product candidates will face competition based on their safety and effectiveness, the timing and scope of the regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. If the product candidates developed under our collaboration agreements with Abbott and Novartis face competition from generic products, the collaboration agreements provide that the royalty rate applicable to such product candidates is reduced significantly by a specified percentage on a product-by-product, country-by-country basis. If we and our collaborators are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition, operations and stock price will suffer.

We have no approved products and no clinical development experience, which makes it difficult to assess our ability to develop and commercialize our future product candidates.

To date, Abbott has been and will continue to be responsible for all of the clinical development of our ABT-450 and other protease inhibitor product candidates, and Novartis is responsible for all future clinical development of our EDP-239 and other NS5A product candidates. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties associated with late stage clinical development, regulatory approval and commercialization of therapeutic products such as the ones we plan to develop independently. For example, to execute our business plan for development of our independent programs for cyclophilin inhibitors and nucleotide polymerase inhibitors for HCV and antibiotics for MRSA, we will need to successfully:

•	execute clinical development of our future product candidates;

•	obtain required regulatory approvals for the development and commercialization of our future product candidates;

•	develop and maintain any future collaborations we may enter into for any of these programs;

•	build and maintain robust sales, distribution and marketing capabilities, either independently or in collaboration with future collaborators;

•	gain market acceptance for our future product candidates; and

•	manage our spending as costs and expenses increase due to clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to successfully develop and commercialize our future product candidates and expand our business or continue our operations.

We may require substantial additional financing to achieve our goals if the development and commercialization of ABT-450 or EDP-239 is delayed or terminated. A failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development efforts.

Since our inception, most of our resources have been dedicated to the discovery and preclinical development of our product candidates. In particular, we have expended, and believe that we will continue to expend for the foreseeable future, substantial resources discovering and developing our proprietary preclinical product candidates. These expenditures will include costs associated with research and development, preclinical manufacturing of product candidates, conducting preclinical experiments and clinical trials and obtaining regulatory approvals, as well as commercializing any products later approved for sale. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Because the outcome of planned and anticipated clinical trials of our product candidates by our collaborators is highly uncertain, we cannot reasonably estimate the timing or amounts, if any, of future milestone payments we will receive from these collaborators. If we do not continue to receive substantial milestone payments from the continued development of our product candidates, we may require substantial additional financing.

Our future capital requirements depend on many factors, including:

•	whether our existing collaborations continue to generate substantial milestone payments, and ultimately royalties, to us;

•	the number and characteristics of the future product candidates we pursue;

•	the scope, progress, results and costs of researching and developing any of our future product candidates on our own, and conducting preclinical research and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any future product candidates we develop independently;

•	the cost of commercialization activities, if any, of any future product candidates we develop independently that are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our future product candidates and any products we successfully commercialize independently;

•	our ability to maintain existing collaborations and to establish new collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, ABT-450, EDP-239 and our future product candidates, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Our ability to raise funds will depend on financial, economic and market conditions and other factors, many of which are beyond our control. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for one or more of our product candidates.

If we are not successful in discovering further product candidates in addition to ABT-450 and EDP-239, our ability to expand our business and achieve our strategic objectives may be impaired.

Research programs designed to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying additional potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	the research methodology used may not be successful in identifying additional potential product candidates;

•	competitors may develop alternatives that render our future product candidates obsolete;

•

a future product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria; and

•	a future product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all.

If we are unable to identify additional compounds suitable for preclinical and clinical development, we may not be able to obtain sufficient product revenue in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly Jay R. Luly, Ph.D., our Chief Executive Officer and President, and Yat Sun Or, Ph.D., our Senior Vice President, Research and Development and Chief Scientific Officer, as well as other employees and consultants. Although none of these individuals has informed us to date that he intends to retire or resign in the near future, the loss of services of any of these individuals or one or more of our other members of senior management could delay or prevent the successful development of our future product candidates.

Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceutical field is intense. In addition, we will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms.

We have incurred a substantial cumulative net loss since our inception and anticipate that we may incur substantial operating losses in one or more years in the future. To date, our principal sources of revenue have been our collaboration agreements, including our current agreements with Abbott and Novartis, and future payments under these agreements are uncertain. We have had no products approved for commercial sale. As a result, our ability to achieve sustained profitability is unproven.

We have incurred cumulative net losses since our inception, and as of June 30, 2012, we had an accumulated deficit of $110.3 million. Our net income in the fiscal year ended September 30, 2010 resulted primarily from the conclusion of a previous collaboration which accelerated $16.2 million of deferred revenue into fiscal 2010 that was related to cash received and spent in prior years, and our net income in the fiscal year ended September 30, 2011 resulted primarily from a substantial milestone payment from Abbott. In the nine months ended June 30, 2012, our net income resulted primarily from a substantial upfront license payment from Novartis. There is no assurance that we will recognize any such collaboration revenue or net income in fiscal 2013 or subsequent years. To date, we have not commercialized any products or generated any revenue from product sales, directly or through any collaborator.

Our principal source of revenue has been our collaboration agreements, including our current agreements with Abbott and Novartis. Future milestone payments are uncertain because our collaborators may choose not to continue research or development activities for one or more potential product candidates. For example, under a prior collaboration for the development of an antibiotic product candidate, our collaborator decided in 2010 not to pursue further development and our collaboration was then terminated. In addition, we may not achieve the specified milestones, our product candidates may not be approved by the FDA or other regulatory authorities or, if they are approved, may not be accepted in the market. If we are unable to develop and commercialize one or more of our product candidates, either alone or with our collaborators, or if any such product candidate does not achieve market acceptance, we may never generate sufficient product royalties or product sales. Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a quarterly or annual basis.

Our failure to sustain profitability would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our common stock also could cause you to lose all or a part of your investment.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

Our government funded contract for our antibiotic program is subject to termination and uncertain future funding and there is no certainty that we will be able to enter into new agreements to provide these funds.

Under our agreement with the National Institute of Allergy and Infectious Diseases, or NIAID, a division of the National Institutes of Health, an agency of the United States Department of Health and Human Services, to support our antibiotic program, NIAID has the option to make future payments to fund our early clinical development of EDP-788. If NIAID exercises each option under the agreement, the aggregate funding commitment will be $42.7 million, of which only $14.3 million has been committed for the first 30 months of our work under the agreement. After the first 30 months, NIAID has several options to decide whether it wants to continue the program in its sole discretion. In addition, the ability of government agencies such as NIAID to perform under these types of agreements is dependent upon adequate continued funding of the agencies and their programs. We have no control over the resources and funding NIAID may devote to our agreement, which may be subject to periodic renewal and which generally may be terminated by NIAID at any time. Any significant reductions in the funding of U.S. government agencies or in the funding areas targeted by our business could materially and adversely affect our antibiotic program and our results of operations and financial condition. If we fail to satisfy our contractual obligations under the agreement, the applicable Federal Acquisition Regulations allow the government to terminate the agreement in whole or in part, and we may be required to perform corrective actions, including but not limited to delivering to the government any incomplete work. If NIAID does not exercise future funding options under the agreement, terminates the agreement or fails to perform its responsibilities under the agreement, it could materially impact our antibiotic program and our financial results.

In addition, our contract related costs and fees, including allocated indirect costs, are subject to audits and adjustments by negotiation between us and the U.S. government. As part of the audit process, the government audit agency verifies that all charges made by a contractor against a contract are legitimate and appropriate. Audits may result in recalculation of contract revenues and non-reimbursement of some contract costs and fees. Any audits of our contract related costs and fees could result in material adjustments to our revenue. In addition, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually incrementally funded and additional funds are normally committed to the contract by the procuring agency as appropriations are made by Congress for future fiscal years. Any failure of NIAID to continue to fund our contract could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials are prolonged or delayed, we or our collaborators may be unable to commercialize our product candidates on a timely basis.

Clinical testing is expensive and, depending on the stage of development, can take a substantial time period to complete. Its outcome is inherently uncertain. In addition, failure can occur at any time during clinical development. Moreover, regulatory and administrative delays may adversely affect our or our collaborators’ clinical development plans and jeopardize our or our collaborators’ ability to attain product approval, commence product sales and generate revenues.

Clinical trials can be delayed for a variety of reasons, including delays related to:

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	failure of third-party contractors, such as CROs, or investigators to comply with regulatory requirements;

•

delay or failure in obtaining the necessary approvals from regulators or institutional review boards, or IRBs, in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;

•	difficulty in recruiting suitable patients to participate in a trial;

•	difficulty in having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	problems with drug product or drug substance storage and distribution;

•	adding new clinical trial sites;

•	our inability to manufacture, or obtain from third parties, adequate supply of drug product sufficient to complete our preclinical studies and clinical trials;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

In the event we or our collaborators are able to conduct a key clinical trial of a product candidate, the results of such trial may not be adequate to support marketing approval. If the FDA disagrees with our choice of the key testing criteria, or primary endpoint, or the results for the primary endpoint are not robust or significant relative to the control group of patients not receiving the experimental therapy, are subject to confounding factors, or are not adequately supported by other study endpoints, the FDA may refuse to approve our product candidate. The FDA also may require additional clinical trials as a condition for approving our product candidates.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trial is being conducted, by any Data Safety Monitoring Board, or DSMB, for such trial, or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, delays can occur due to safety concerns arising from trials or other clinical data regarding another company’s product candidate in the same compound class as one of ours. For example, the recent clinical hold on Novartis’ drug candidate that is a cyclophilin inhibitor could result in delays for development of other cyclophilin inhibitors such as our EDP-546, including delays due to additional preclinical or clinical testing protocols for all cyclophilin inhibitors. If we or our collaborators experience delays in the completion of, or termination of, any clinical trial of one of our product candidates, the commercial prospects of the product candidate will be harmed, and our or our collaborators’ ability to commence product sales and generate product revenues from the product candidate will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product candidate development and approval process. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If we or our collaborators are required to suspend or discontinue clinical trials due to side effects or other safety risks associated with our product candidates, or if we or our collaborators are required to conduct studies on the long-term effects associated with the use of our product candidates, efforts to commercialize our product candidates could be delayed or halted.

Clinical trials involving our product candidates may be suspended or terminated at any time for a number of safety-related reasons. For example, we or our collaborators may voluntarily suspend or terminate clinical trials if at any time one of our product candidates, or a combination therapy including any of them, presents an unacceptable safety risk to the clinical trial patients. In addition, IRBs or regulatory agencies may order the temporary discontinuation or termination of clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients. Administering any product candidate to humans may produce undesirable side effects. The existence of undesirable side effects resulting from any of our product candidates, or a combination therapy including any of them, could cause us, our collaborators or regulatory authorities, such as the FDA, to interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory agencies denying further development or approval of our product candidates for any or all targeted indications. This, in turn, could prevent us or our collaborators from commercializing our product candidates.

Our Bicyclolide product candidates are in a novel class of antibiotics. Regulatory authorities may require more extensive studies of the long-term effects for regulatory approval, which could delay development of EDP-788 or our other future antibiotic product candidates. These studies could also be required at any time after regulatory approval of any of our product candidates. Some or all of our product candidates may prove to be unsafe for human use.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of our product candidates, whether ABT-450, EDP-239, EDP-546, EDP-788 or any of our future product candidates, may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, future clinical trial results may not be successful for these or other reasons.

This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could make the results of planned clinical trials or other future clinical trials we or our collaborators may initiate less predictable and could cause our product candidates to perform differently, which could delay completion of clinical trials, delay approval of our product candidates and/or jeopardize our or our collaborators’ ability to commence product sales and generate revenues.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we or our collaborators are ultimately unable to obtain timely regulatory approval for our product candidates, our business will be substantially harmed.

The regulatory approval process is expensive and, while the time required to gain FDA and foreign regulatory approval is uncertain, it may take years. Regulatory approval is unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We or our collaborators may be required to undertake and complete certain additional preclinical studies to generate toxicity and other data required to support the submission of a New Drug Application, or NDA, to the FDA or other regulatory authority. Neither we nor our collaborators have obtained regulatory approval for any of our product candidates and it is possible that none of our existing product candidates or any of our future product candidates will ever obtain regulatory approval. Furthermore, approval in the United States by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our or our collaborators’ clinical trials;

•

we or our collaborators may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we or our collaborators may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our or our collaborators’ interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; and

•

the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our or our collaborators’ clinical data insufficient for approval.

We and our collaborators cannot be assured that after spending substantial time and resources, we or our collaborators will obtain regulatory approval. Even if we or our collaborators were to obtain approval, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Significant clinical trial delays could allow our competitors to obtain marketing approval before we or our collaborators do or could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates. In addition, we or our collaborators may not be able to ultimately achieve the prices intended for our products. In many foreign countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we receive regulatory approval for any of our product candidates we develop independently, we will be subject to ongoing FDA obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we or our collaborators fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates we develop independently may be subject to limitations on the approved indicated uses for which the product may be marketed or subject to certain conditions of approval, or may contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

In addition, if the FDA approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, as well as continued compliance with current good manufacturing practices, or cGMP, and good clinical practices, or GCP, for any clinical trials that we or our collaborators conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on any post-approval clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidate may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We or our collaborators may delay or terminate the development of a product candidate at any time if we or our collaborators believe the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.

Even though the results of preclinical studies and clinical trials that we or our collaborators have conducted or may conduct in the future may support further development of one or more of our product candidates, we, or our collaborator in the case of our partnered product candidates, may delay, suspend or terminate the future development of a product candidate at any time for strategic, business, financial or other reasons, including the determination or belief that the emerging profile of the product candidate is such that it may not receive FDA approval, gain meaningful market acceptance, otherwise provide any competitive advantages in its intended indication or market or generate a significant return to shareholders. Such a delay, suspension or termination could materially harm our business, results of operations or financial condition. In addition, our collaborators may have the right to make decisions regarding the development and commercialization of product candidates without consulting us, and may make decisions with which we do not agree.

Our internal computer systems, or those of our collaborators, CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of development programs for our product candidates.

Despite the implementation of security measures, our internal computer systems and those of our collaborators, CROs, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our independent drug development programs or those of our collaborators. For example, the loss of clinical trial data from ongoing or future clinical trials for any of our product candidates could result in delays in regulatory approval efforts and significantly increase costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of confidential or proprietary information, we or our collaborators could incur liability and the further development of our product candidates could be delayed.

Risks Related to Commercialization of Our Product Candidates

If, in the future, we are unable to establish our own sales, marketing and distribution capabilities or enter into licensing or collaboration agreements for these purposes, we may not be successful in commercializing any future product candidates.

We do not have a sales or marketing infrastructure and have no sales, marketing or distribution experience. We will seek to either build our own commercial infrastructure to commercialize any future products if and when they are approved, or enter into licensing or collaboration agreements where our collaborator is responsible for commercialization, like in the case of our collaborations with Novartis and Abbott, or where we have the right to assist in the future development and commercialization of such products. For example, we have a co-detail option with respect to any product that may be developed under our Novartis collaboration, which would allow us to establish a limited sales force in the United States for a portion of the product’s sales.

To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that any of our proprietary product candidates will be approved. For product candidates for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Where and when appropriate, we may elect to utilize contract sales forces or distribution partners to assist in the commercialization of our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues or the profitability from these revenues to us are likely to be lower than if we had sold, marketed and distributed our products ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Our commercial success depends upon significant market acceptance among physicians, patients and healthcare payors of our product candidates licensed to Abbott and Novartis, if approved, as well as of any future product candidates we plan to develop independently or in collaboration with others.

Even if ABT-450 or EDP-239 or any other product candidate that we may develop in the future obtains regulatory approval, the product may not gain market acceptance among physicians, healthcare payors, patients and the medical community. For example, the standard of care in HCV is likely to evolve rapidly as many new product candidates are being developed and tested. The degree of market acceptance of any products for which we receive approval for commercial sale depends on a number of factors, including:

•

the efficacy and safety of our partnered product candidates, as demonstrated in clinical trials, and the degree to which these product candidates represent a clinically meaningful improvement in care as compared with other available therapies;

•	the clinical indications for which any product candidates become approved;

•	acceptance among physicians, major operators of clinics and patients of any of our product candidates as safe and effective treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	the continued projected growth of the HCV drug market;

•	the relative convenience and ease of administration of any combination therapies including our product candidates;

•	the prevalence and severity of adverse side effects, whether involving the use of our products candidates or similar, competitive products; and

•	the effectiveness of our or our collaborators’ sales and marketing efforts.

If our product candidates are approved and then fail to achieve market acceptance, we would not be able to generate significant revenue. Further, if new, more favorably received therapies are introduced after our product candidates achieve market acceptance, then we may not be able to maintain that market acceptance over time.

Even if we or our collaborators are able to commercialize any product candidates, the resulting products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives in the United States, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. In the United States, recently passed legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Our or any collaborators’ ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product that we or any collaborator commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we or a collaborator obtains marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which marketing approval is obtained.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover our and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our or any collaborator’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we or our collaborators develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In most foreign countries, particularly in the European Union, prescription drug pricing and/or reimbursement is subject to governmental control. In those countries that impose price controls, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies.

Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our collaborators might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues that are generated from the sale of the product in that country. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, or if there is competition from lower priced cross-border sales, our profitability will be negatively affected.

Risks Related to Our Dependence on Third Parties

We may not be successful in establishing new product collaborations, which could adversely affect our ability to develop and commercialize our future product candidates. If we are unsuccessful in maintaining or forming alliances on favorable terms, our business may not succeed.

We may seek to enter into additional product collaborations in the future, including alliances with other biotechnology or pharmaceutical companies, to enhance and accelerate the development and commercialization of our future product candidates. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish other product collaborations or other alternative arrangements for any future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort and/or third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish product collaborations, the terms that we agree upon may not be favorable to us and we may not be able to maintain such product collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing.

If either of our existing collaboration agreements is terminated, or if we determine that entering into other product collaborations is in our best interest but we either fail to enter into, delay in entering into or fail to maintain such collaborations:

•	the development of certain of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of certain of our future product candidates would increase significantly and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as clinical, regulatory, sales and marketing expertise, which we do not currently have;

•	we will bear all of the risk related to the development of any such product candidates; and

•	the competitiveness of any product candidate that is commercialized could be reduced.

We intend to rely on third-party manufacturers to produce our clinical product candidate supplies and any commercial supplies of any approved future product candidates. Any failure by a third-party manufacturer to produce acceptable supplies for us may delay or impair our ability to initiate or complete our clinical trials or sell any resulting product.

We do not currently own or operate any manufacturing facilities. We plan to work with third-party contract manufacturers to produce sufficient quantities of any future product candidates for preclinical testing, clinical trials and commercialization. If we are unable to arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, we may not be able to successfully produce, develop and market our future product candidates, or we may be delayed in doing so.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality control and assurance, volume production, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Pharmaceutical manufacturers and their subcontractors are required to register their facilities and/or products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. They are also subject to periodic unannounced inspections by the FDA, state and other foreign authorities. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in restrictions on the product or on the manufacturing or laboratory facility, including marketed product recall, suspension of manufacturing, product seizure, or a voluntary withdrawal of the drug from the market. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

We plan to rely on third-party manufacturers to purchase from third-party suppliers the materials necessary to produce our future product candidates for our clinical studies. There are a small number of suppliers for certain capital equipment and materials that we plan to use to manufacture our drugs. Such suppliers may not sell these materials to our manufacturers at the times we need them or on commercially reasonable terms. Moreover, we currently do not have any agreements for the production of these materials. Although we do not intend to begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate or the material components thereof for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

Contract manufacturers may not be able to manufacture our product candidates at a cost or in quantities or in a timely manner necessary to develop and commercialize them. If we successfully commercialize any of our product candidates, to meet our projected needs we may need to find third parties that will increase their scale of production, or we may have to establish or access large-scale commercial manufacturing capabilities. We may require additional funds, personnel and other resources to build, lease or operate any manufacturing facility.

Because a portion of our manufacturing takes place in China through third-party manufacturers, a significant disruption in the operation of those manufacturers or political unrest in China could materially adversely affect our business, financial condition and results of operations.

We rely on third parties located in China to manufacture and supply our active pharmaceutical ingredients, or API, for our research product candidates, which we expect to continue to use for any future product candidates we develop independently. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to continue our research and development of our future product candidates. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China. Any of these matters could materially and adversely affect our business and results of operations. Any recall of the manufacturing lots or similar action regarding our API used in clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings. In addition, manufacturing interruptions or failure to comply with regulatory requirements by any of these manufacturers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our future product candidates and impair our competitive position. Further, we may be exposed to fluctuations in the value of the local currency in China. Future appreciation of the local currency could increase our costs. In addition, our labor costs could continue to rise as wage rates increase due to increased demand for skilled laborers and the availability of skilled labor declines in China.

We will rely on third parties to monitor, support, conduct and/or oversee clinical trials of our future product candidates that we develop independently and, in some cases, to maintain regulatory files for those product candidates. If we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.

We will rely on academic institutions, CROs, hospitals, clinics and other third-party collaborators who are outside our control to monitor, support, conduct and/or oversee preclinical and clinical studies of our future product candidates. We will also rely on third parties to perform clinical trials on our future product candidates when they reach that stage. As a result, we have less control over the timing and cost of these studies and the ability to recruit trial subjects than if we conducted these trials wholly by ourselves. If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. In addition, there is no guarantee that these third parties will devote adequate time and resources to our studies or perform as required by a contract or in accordance with regulatory requirements, including maintenance of clinical trial information regarding our future product candidates. If these third parties fail to meet expected deadlines, fail to timely transfer to us any regulatory information, fail to adhere to protocols or fail to act in accordance with regulatory requirements or our agreements with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then clinical trials of our future product candidates may be extended, delayed or terminated, or our data may be rejected by the FDA or regulatory agencies.

To the extent we elect to enter into additional licensing or collaboration agreements to partner our future product candidates, our dependence on such relationships may adversely affect our business.

Our commercialization strategy for some of our future product candidates may depend on our ability to enter into collaboration agreements with other companies to obtain assistance and funding for the development and potential commercialization of these product candidates, similar to what we have done with Abbott and Novartis. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. Even if we are successful in entering into one or more additional collaboration agreements, collaborations can involve greater uncertainty for us, as we may have limited or no control over certain aspects of our collaborative programs. We may determine that continuing a collaboration under the terms provided is not in our best interest, and we may terminate the collaboration. Our collaborators could delay or terminate their agreements with us, and our product candidates subject to collaborative arrangements may never be successfully commercialized.

Further, our collaborators may develop alternative products or pursue alternative technologies either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our programs receive less attention or resources than we would like, or they may be terminated altogether. Any such actions by our collaborators may adversely affect our business prospects and ability to earn revenue. In addition, we could have disputes with our collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of any potential products or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

Even with respect to programs that we intend to commercialize ourselves, we may enter into agreements with collaborators to share in the burden of conducting clinical trials, manufacturing and marketing our product candidates or products. In addition, our ability to apply our proprietary technologies to develop proprietary compounds will depend on our ability to establish and maintain licensing arrangements or other collaborative arrangements with the holders of proprietary rights to such compounds. We may not be able to establish such arrangements on favorable terms or at all, and our collaborative arrangements may not be successful.

Risks Related to Our Intellectual Property Rights

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our product candidates.

Our commercial success will depend, in large part, on our ability to obtain and maintain patent and other intellectual property protection with respect to our product candidates. We cannot be certain that patents will be issued or granted with respect to our patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid and/or unenforceable, be interpreted in a manner that does not adequately protect our products, or otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our product candidates and proprietary technology could have a material adverse impact on our business.

In addition, certain of our activities have been funded, and may in the future be funded, by the United States federal government. For example, the preclinical and early clinical development of EDP-788, our lead candidate for the treatment of MRSA, is currently funded under a contract with the NIAID, an entity of the United States federal government. When new technologies are developed with United States federal government funding, the government obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the United States government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to United States industry. In addition, United States government-funded inventions must be reported to the government and United States government funding must be disclosed in any resulting patent applications. In addition, our rights in such inventions are subject to certain requirements to manufacture products in the United States.

Issued patents covering one or more of our product candidates could be found invalid or unenforceable if challenged in court.

Despite measures we take to obtain patent and other intellectual property protection with respect to our product candidates and proprietary technology, any of our intellectual property rights could be challenged or invalidated. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States and in some other jurisdictions, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on a product candidate. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Any loss of patent protection could have a material adverse impact on one or more of our product candidates and our business.

Enforcing our intellectual property rights against third parties may also cause such third parties to file other counterclaims against us, which could be costly to defend and could require us to pay substantial damages, cease the sale of certain products or enter into a license agreement and pay royalties (which may not be possible on commercially reasonable terms or at all). Any efforts to enforce our intellectual property rights are also likely to be costly and may divert the efforts of our scientific and management personnel.

Claims that our product candidates or the sale or use of our future products infringe the patent or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technology without infringing the intellectual property rights of others. We cannot guarantee that our product candidates or any uses of our product candidates do not and will not in the future infringe third-party patents or other intellectual property rights. Third parties might allege that we or our collaborators are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research or to the composition, use or manufacture of the compounds we have developed or are developing with our collaborators. Such third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future.

It is also possible that we failed to identify, or may in the future fail to identify, relevant patents or patent applications held by third parties that cover our product candidates. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Other patent applications in the United States and several other jurisdictions are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Furthermore, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we or our collaborators were the first to invent, or the first to file patent applications on, our product candidates or for their uses, or that our product candidates will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office or its foreign counterpart to determine priority of invention. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our products or their use.

In order to avoid or settle potential claims with respect to any patent or other intellectual property rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all. Even if we or any future collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced, by court order or otherwise, to cease some or all aspects of our business operations, if, as a result of actual or threatened patent or other intellectual property claims, we are unable to enter into licenses on acceptable terms. Further, we could be found liable for significant monetary damages as a result of claims of intellectual property infringement. For example, we have received, and may in the future receive, offers to license from third parties claiming that we are infringing their intellectual property and, even if such claims are without merit, there can be no assurance that we will successfully avoid or settle such claims. In addition, we are aware of patents covering the use of the replicon assay, which is an in vitro test for determining potency of an active compound in reducing HCV replication commonly used by us and others, and related biological materials. Although the patent owner has granted licenses under such patents to others, we cannot provide any assurances that we will be able to obtain such a license on terms that are acceptable to us or at all. If we do not obtain such a license and if a legal action based on such patents was to be brought against us, we cannot provide any assurances that we would prevail or that we have sufficient resources to defend such claims and the additional risks described above could materialize. If Abbott and Novartis license or otherwise acquire rights to intellectual property controlled by a third party in various circumstances, for example, where a product could not be legally developed or commercialized in a country without the third-party intellectual property right or, in the case of the Novartis agreement, where it is decided that it would be useful to acquire such third-party right to develop or commercialize the product, they are entitled under our collaboration agreements to decrease payments payable to us on a product-by-product basis and, in certain cases, on a country-by-country basis. Any of the foregoing events could harm our business significantly.

Defending against claims of patent infringement, misappropriation of trade secrets or other violation of intellectual property rights could be costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. Claims that our product candidates or the sale or use of our future products infringe, misappropriate or otherwise violate third-party intellectual property rights could therefore have a material adverse impact on our business.

Unfavorable outcomes in intellectual property litigation could limit our research and development activities and/or our ability to commercialize certain products.

If third parties successfully assert their intellectual property rights against us, we might be barred from using certain aspects of our technology, or barred from developing and commercializing certain products. Prohibitions against using certain technologies, or prohibitions against commercializing certain products, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. There is inevitable uncertainty in any litigation, including intellectual property litigation. There can be no assurance that we would prevail in any intellectual property litigation, even if the case against us is weak or flawed. If litigation leads to an outcome unfavorable to us, we may be required to obtain a license from the intellectual property owner in order to continue our research and development programs or to market any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. Alternatively, we may be required to modify or redesign our products in order to avoid infringing or otherwise violating third-party intellectual property rights. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the entry of our products to the market. Any of the foregoing could limit our research and development activities, our ability to commercialize one or more product candidates, or both.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex intellectual property litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology, or enter into strategic partnerships that would help us bring our product candidates to market.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could have a material adverse effect on our business.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, programs or intellectual property could be diminished. Accordingly, the market price of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to patents, we rely on trade secrets, technical know-how and proprietary information concerning our business strategy and product candidates in order to protect our competitive position in the field of HCV and anti-infectives. In the course of our research and development activities and our business activities, we often rely on confidentiality agreements to protect our proprietary information. Such confidentiality agreements are used, for example, when we talk to vendors of laboratory or clinical development services or potential strategic partners. In addition, each of our employees is required to sign a confidentiality agreement and invention assignment agreement upon joining our company. We take steps to protect our proprietary information, and our confidentiality agreements and invention assignment agreements are carefully drafted to protect our proprietary interests. Nevertheless, there can be no guarantee that an employee or an outside party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures. In addition, to the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, business partners or outside scientific collaborators might intentionally or inadvertently disclose our trade secret information to competitors or our trade secrets may otherwise be misappropriated. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than United States courts to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Our collaborators may have rights to publish data and other information to which we have rights. In addition, we sometimes engage individuals or entities to conduct research relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our confidential information. If we do not apply for patent protection prior to such publication, or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized, which could adversely affect our business.

Intellectual property rights do not necessarily protect us from all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we or our collaborators own or have exclusively licensed;

•

we or our collaborators or any future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patent applications not issuing or being invalidated after issuing;

•

we or our collaborators or any future collaborators might not have been the first to file patent applications covering certain of our inventions, which could result in the patent applications not issuing or being invalidated after issuing;

•

the ownership of the intellectual property arising out of our collaborations is subject to complex legal and factual issues, and in certain circumstances our collaborators may own or jointly own important intellectual property relating to our product candidates. Although we have rights to such intellectual property under our collaboration agreements, such rights could potentially be lost or diminished if the applicable collaboration agreement is terminated, which could affect our ability to commercialize our product candidates;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

we may obtain patents for certain compounds many years before we obtain marketing approval for products containing such compounds, and because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of our patents may be limited;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may fail to develop additional proprietary technologies that are patentable;

•

the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, or we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate; and

•	the patents of others may have an adverse effect on our business, for example by preventing us from marketing one or more of our product candidates for one or more indications.

Any of the aforementioned threats to our competitive advantage could have a material adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with many other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, maintaining and enforcing patents in the biopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining, maintaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, recent legislative and judicial developments in the United States and elsewhere have in some cases narrowed the protection afforded to patent owners, made patents more difficult to obtain, or increased the uncertainty regarding the ability to obtain, maintain and enforce patents. For example, Congress recently passed patent reform legislation, and may pass patent reform legislation in the future. The United States Supreme Court has ruled on several patent cases in recent years, and in certain circumstances has narrowed the scope of patent protection available or otherwise weakened the rights of patent owners. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions and actions by the United States Congress, the federal courts, the United States Patent and Trademark Office, and their respective foreign counterparts, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to maintain and enforce our existing patents and patents that we might obtain in the future.

Risks Related to Industry

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As has been widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by the recent economic downturn and volatile business environment and continued unpredictable and unstable market conditions, particularly for securities of biotechnology companies such as our common stock. There is a possibility that our stock price may decline, due in part to the volatility of the stock market and any general economic downturn. If the current equity and credit markets become more volatile, deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to secure, more costly and/or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon our business and clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates, and we will face an even greater risk if we commercialize any product candidates. For example, we may be sued if any of our product candidates, including any that are developed in combination therapies, allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.

Even successful defense would require significant financial and management resources. There is also risk that third parties we have agreed to indemnify could incur liability. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or any resulting products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our product candidates; and

•	a decline in our stock price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical studies in the amount of $5.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our relationships with customers and third-party payors in the United States and elsewhere will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include the following:

•

the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•

the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal transparency requirements under the Patient Protection and Affordable Care Act of 2010 requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures; and

•	analogous anti-kickback, fraud and abuse and healthcare laws and regulations in foreign countries.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other providers or entities with whom we expect to do business, including our collaborators, are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could also materially affect our business.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or our or third parties’ disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials. This insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous or radioactive materials.

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately             % of our outstanding capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a way in which you may not agree with or in a way that may not be in the best interests of other stockholders. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective immediately prior to consummation of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which they might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified or staggered board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

provide our board of directors with the authority to designate the terms of and issue a new series of preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our corporate charter or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our employment agreements with our named executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change of control of us, which could harm our financial condition or results.

Our named executive officers are parties to employment agreements providing for aggregate cash payments of up to approximately $1.7 million for severance and other benefits and acceleration of vesting of stock options with an intrinsic value of approximately $0.2 million, each calculated as of June 30, 2012, in the event of a termination of employment in connection with a change of control of our company. The accelerated vesting of options could result in dilution to our stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the book value of your shares.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding stock options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock, but will own only approximately             % of our common stock outstanding after this offering. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there has been no public market for our common stock. Although we are applying to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or you may not be able to sell your shares at all. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price for our common stock after this offering. The initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may not be able to sell your shares of our common stock at or above the initial public offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling additional shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, known as the Exchange Act, portions of the Sarbanes-Oxley Act of 2002, as well as rules subsequently adopted by the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market, or NASDAQ. These rules and regulations will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition and establish and maintain effective disclosure and financial controls and corporate governance practices. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company” we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any March 31 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following September 30 (our fiscal year end). We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption to delay the adoption of new or revised accounting standards and, therefore, will be subject to adopting new or revised accounting standards at the same time as other public companies that are not “emerging growth companies.”

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Our stock price is likely to be volatile, and thus our stockholders could incur substantial losses.

Our stock price following this offering is likely to be volatile. The stock market in general and the market for biopharmaceutical companies, and for those developing potential therapies for HCV in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all. The market price for our common stock may be influenced by many factors, including:

•	actions by any of our collaborators regarding our product candidates they are developing, including announcements regarding clinical or regulatory developments or our collaboration;

•	results from or delays of clinical trials of our product candidates, as well as results of regulatory reviews relating to the approval of our product candidates;

•	new products, product candidates or new uses for existing products or technologies introduced or announced by our competitors and the timing of these introductions or announcements;

•	our or our collaborators’ decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	the results of our efforts to discover or develop additional product candidates;

•	our dependence on third parties, including our collaborators, CROs, clinical trial sponsors and clinical investigators;

•	regulatory or legal developments in the United States or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	our ability to commercialize our future product candidates we develop independently, if approved;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•

general economic, industry and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

We do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of June 30, 2012. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,             shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the continued commitment of our collaborators, Abbott and Novartis, with respect to the development of product candidates incorporating ABT-450 and EDP-239, respectively;

•	the completion, success and timing of preclinical studies and clinical trials conducted by Abbott, Novartis or us;

•	our and our collaborators’ abilities to obtain and maintain regulatory approval of therapies involving our product candidates;

•	the receipt and timing of any milestone payments or royalties from Abbott, Novartis or any other collaborator;

•	our ability to obtain and maintain collaborators for our development programs or to obtain additional funding;

•	the success of competing HCV or MRSA drugs that are now or later become available or other developments or projections relating to our competitors and our industry;

•	changes in our or our collaborators’ plans to develop and commercialize our product candidates;

•	the rate and degree of market acceptance of any of our product candidates and any combination therapies developed by Abbott, Novartis or us;

•

the size and growth of the potential markets for our product candidates and our collaborators’ and our abilities to serve those markets, including our belief that substantial opportunities exist for improved treatments in HCV and bacterial infections;

•	our ability to obtain and maintain intellectual property protection for our product candidates and operate our business without infringing on the intellectual property rights of others;

•	the loss of any of our key scientific or management personnel;

•	regulatory developments in the United States and foreign countries affecting disease indications for our product candidates or anti-infective drugs generally;

•	the performance of third-party manufacturers of our product candidates, including our collaborators;

•	the accuracy of our estimates regarding our expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding the time during which we will be an “emerging growth company” under the JOBS Act;

•	our financial performance; and

•	our use of the proceeds from this offering.

These forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and discussed elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

MARKET, INDUSTRY AND OTHER DATA

This prospectus also contains estimates, projections and other information concerning our industry, our business and the HCV and antibiotic markets, including data regarding the estimated size of the HCV and antibiotic markets, patient populations, projected diagnosis rates and the perceptions and preferences of patients and physicians regarding certain therapies, as well as data regarding market research and estimates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources that we believe to be reliable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Abbott has been responsible for all of the clinical development of ABT-450, and Novartis is responsible for all clinical development of EDP-239. All of the clinical trial results included herein relating to ABT-450 and EDP-239, if any, are based solely upon results published by Abbott and Novartis, respectively.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $            , assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $            .

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund:

•	IND-enabling studies and clinical development of our lead cyclophilin inhibitor, EDP-546;

•	preclinical and clinical development of a nucleotide polymerase inhibitor candidate;

•	new research and development activities; and

•	working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our and our collaborators’ development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we and they may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend upon then existing conditions, including our financial condition, operating results, contractual restrictions, restrictions imposed by applicable law, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of June 30, 2012:

•	on an actual basis;

•

on a pro forma basis to give effect to (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of our common stock upon the closing of this offering, and (2) the automatic conversion of the warrants for Series E redeemable convertible preferred stock into warrants for 16,447 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of our common stock upon the closing of this offering, (2) the automatic conversion of the warrants for Series E redeemable convertible preferred stock into warrants for our common stock upon the closing of this offering, and (3) the issuance by us of             shares of our common stock at an initial offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$48,426	$48,426	$

Warrant liability(1)	$2,004	$1,982	$
Redeemable convertible preferred stock (Series C, D, E, F, G-1 and G-2); $0.01 par value; 45,421,288 shares authorized, 43,115,343 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	157,623	—
Convertible preferred stock (Series A and B); $0.01 par value; 566,450 shares authorized; 566,450 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	327	—

Stockholders’ equity (deficit):
Common stock $0.01 par value; 70,000,000 shares authorized; 5,755,736 shares issued and 4,855,736 shares outstanding, actual; 55,997,031 shares issued and 55,097,031 shares outstanding, pro forma; shares issued and shares outstanding, pro forma as adjusted	57	560
Additional paid-in capital	—	157,469
Treasury stock, at cost, 900,000 shares, actual; 900,000 shares, pro forma and pro forma as adjusted	(9)	(9)
Accumulated other comprehensive loss	(15)	(15)
Accumulated deficit	(110,285)	(110,285)

Total stockholders’ equity (deficit)	(110,252)	47,720

Total capitalization	$49,702	$49,702	$

(1)	The warrant liability as of June 30, 2012 consisted of $22,000 of liability related to warrants to purchase Series E redeemable convertible preferred stock and $1,982,000 of liability related to warrants to purchase Series 1 nonconvertible preferred stock. As only the warrants for the Series E redeemable convertible preferred stock automatically convert into common stock warrants upon the closing of this offering, the pro forma balance sheet data does not give effect to any change in the warrant liability related to the warrants for the Series 1 nonconvertible preferred stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of adjusted shares shown as outstanding in the table above is based on 4,855,736 shares of common stock outstanding as of June 30, 2012 and excludes:

•	7,668,698 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2012 at a weighted average exercise price of $0.48 per share;

•

16,447 shares of our common stock issuable at an exercise price of $1.91 per share upon the exercise of warrants outstanding at June 30, 2012, which warrants prior to the closing of this offering are exercisable to purchase Series E redeemable convertible preferred stock; and

•	additional shares of our common stock available for future issuance as of under our Amended and Restated 1995 Equity Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2012 was $46.8 million, or $9.64 per share of common stock. The historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2012.

Our pro forma net tangible book value on June 30, 2012 was $46.8 million, or $0.85 per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities and assumes the automatic conversion of the warrants for Series E redeemable convertible preferred stock into warrants for common stock upon the closing of this offering, which results in a reduction in total liabilities of $22,000. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2012, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of common stock upon the closing of this offering.

After giving effect to adjustments relating to this offering, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been             million, or $             per share. The adjustments made to the proforma net tangible book value per share to determine pro forma as adjusted net tangible book value per share are the following:

•

an increase in total assets to reflect our net proceeds of the offering as described under “Use of Proceeds” (assuming that the initial public offering price will be $             per share, the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us; and

•	the addition of the number of shares offered by us pursuant to this prospectus to the number of pro forma shares of common stock outstanding.

The initial public offering price per share will significantly exceed the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $             per share. The following table illustrates the increase in pro forma as adjusted net tangible book value of $             per share and the dilution (the difference between the initial public offering price per share and pro forma as adjusted net tangible book value per share) to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2012	$0.85
Increase per share attributable to sale of shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate dilution of $             per share to new investors, assuming that the initial public offering price will be $             per share, the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If shares are issued in connection with the exercise of all outstanding options for common stock with exercise prices less than $            , the midpoint of the price range set forth on the cover page of this prospectus, you will experience further dilution of $             per share. As of June 30, 2012, we had outstanding options to purchase a total of             shares of our common stock with exercise prices less than $             per share.

The following table summarizes, as of June 30, 2012, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands, except per share amounts)
Existing stockholders			$		$
Investors purchasing common stock in this offering					$

Total		100%	$	100%

The tables above assume no exercise of options to purchase shares of common stock outstanding as of June 30, 2012. At June 30, 2012, there were 7,668,698 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $0.48 per share. The tables above also exclude                  shares of common stock available for future issuance under our Amended and Restated 1995 Equity Incentive Plan at                     .

In addition, the tables above assume no exercise of the warrants to purchase 12,500 shares of Series E redeemable convertible preferred stock with an exercise price of $2.51 per share, which warrants are automatically converted into warrants to purchase 16,447 shares of common stock upon the closing of this offering at an exercise price of $1.91 per share.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to             , or             % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended September 30, 2010 and 2011 and the balance sheet data as of September 30, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended June 30, 2011 and 2012 and the balance sheet data as of June 30, 2012 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and results for the nine months ended June 30, 2012 are not necessarily indicative of results to be expected for the full year ending September 30, 2012.

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$22,763	$41,882	$41,882	$39,848
Operating expenses:
Research and development	9,716	11,547	8,618	10,860
General and administrative	6,105	5,036	3,834	3,530

Total operating expenses	15,821	16,583	12,452	14,390

Income from operations	6,942	25,299	29,430	25,458
Other income (expense):
Interest income	14	83	64	77
Interest expense	—	(3,161)	(3,161)	—
Change in fair value of warrant liability	482	(686)	(698)	(11)
Therapeutic tax credit	—	750	714	—
Gain on embedded derivative	—	670	670	—
Other income (expense), net	309	355	280	(73)

Total other income (expense), net	805	(1,989)	(2,131)	(7)

Income before income tax	7,747	23,310	27,299	25,451
Income tax benefit	157	—	—	—

Net income	7,904	23,310	27,299	25,451
Accretion of redeemable convertible preferred stock to redemption value	(5,452)	(5,454)	(4,079)	(4,035)
Net income allocable to participating securities	(2,236)	(16,291)	(21,146)	(19,606)

Net income allocable to common stockholders	$216	$1,565	$2,074	$1,810

Net income per share allocable to common stockholders(1):
Basic	$0.04	$0.32	$0.42	$0.39
Diluted	$0.04	$0.31	$0.40	$0.35
Weighted average common shares outstanding(1):
Basic	4,873	4,824	4,926	4,638
Diluted	6,746	8,005	7,985	10,502
Pro forma net income per share allocable to common stockholders (unaudited)(2):
Basic		$0.42		$0.46
Diluted		$0.40		$0.42
Pro forma weighted average common shares outstanding (unaudited)(2):
Basic		55,065		54,879
Diluted		58,246		60,744

	As of September 30,		As of June 30, 2012
	2010	2011
		(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$466	$23,329	$48,426
Working capital (deficit)(3)	(3,427)	22,950	46,859
Total assets	2,412	26,096	54,326
Warrant liability	27	1,993	2,004
Redeemable convertible preferred stock	148,134	153,588	157,623
Convertible preferred stock	327	327	327
Total stockholders’ deficit	(150,075)	(131,961)	(110,252)

(1)	See Note 15 to our financial statements for further details on the calculation of basic and diluted net income per share allocable to common stockholders.

(2)	See Note 15 to our financial statements for further details on the calculation of pro forma net income per share allocable to common stockholders.

(3)	We define working capital (deficit) as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus.

Overview

We are a research and development focused biotechnology company that uses its robust chemistry-driven approach and drug discovery capabilities to create small molecule drugs in the infectious disease field. We are discovering and developing inhibitors designed for use against the hepatitis C virus, referred to as HCV. We believe that a successful approach to a complete cure for HCV in most patients will likely require treatment with a combination of drugs that attack different mechanisms necessary for replication and survival of HCV. Further, as there are many variants of HCV, we are developing inhibitors that may be used in multiple combination therapies, each designed and tested for effectiveness against one or more of those variants. Our development of inhibitors for validated HCV target mechanisms, as well as our collaborations with Abbott Laboratories and Novartis, should allow us to participate in multiple unique drug combinations as we seek the best combination therapies for HCV in its various forms. Total worldwide sales of HCV therapies were over $3.5 billion in 2011. We believe that annual worldwide sales of these therapies and future approved therapies could increase sales in this market to $10 to $20 billion within the next ten years. In addition to our HCV programs, we have used our internal research capabilities to discover a new class of antibiotics which we are developing for the treatment of multi-drug resistant bacteria, including methicillin-resistant Staphylococcus aureus bacteria, also referred to as MRSA. We have utilized our internal chemistry and drug discovery capabilities and our collaborations to generate all of our development-stage programs, and we have active research efforts to broaden our infectious disease drug pipeline.

Our HCV portfolio includes inhibitors of four fundamental, validated HCV targets:

•	NS3 Protease Inhibitor: ABT-450. Our lead product candidate, ABT-450, is a protease inhibitor being developed in multiple Phase 2 trials through our collaboration with Abbott.

•	NS5A Inhibitor: EDP-239. Our lead NS5A product candidate, EDP-239, is being developed through our collaboration with Novartis.

•	Cyclophilin Inhibitor: EDP-546. Our independent research activities are focused on our lead cyclophilin inhibitor compound, EDP-546, which is in preclinical development.

•	Nucleotide Polymerase Inhibitor. We also have a small-molecule drug discovery effort underway for nucleotide polymerase inhibitors.

In our HCV programs, Abbott has funded all research and development of our protease inhibitors since we entered into the collaboration in November 2006, and is responsible for obtaining regulatory approvals and commercializing ABT-450 and any follow-on products worldwide. We received $57.2 million from Abbott upon signing the collaboration agreement and Abbott’s simultaneous purchase of preferred stock from us in 2006, and we received a $40.0 million milestone payment in December 2010 following completion of a successful Phase 2a clinical trial. Assuming successful development of the first protease inhibitor product, we will also be eligible to receive over $200 million of pre-commercialization milestones, as well as additional milestones for any follow-on protease inhibitor products and tiered, double-digit royalties on Abbott’s sales, if any, allocable to our collaboration’s protease inhibitors. Novartis is responsible for all further development of our NS5A inhibitors, as well as funding us for further research we conduct to discover additional NS5A compounds at least through February 2013.

We are currently funding all research and development for our cyclophilin inhibitor and nucleotide polymerase inhibitor programs. We expect to incur substantially greater expenses as we seek to advance these programs into clinical development.

In addition to our HCV programs, we have used our internal research capabilities to discover a new class of antibiotics called Bicyclolides, which we are developing to overcome bacteria with multi-drug resistance, known as “superbugs.” Up to $14.3 million of the preclinical development of our lead antibiotic candidate, EDP-788, is funded under a September 2011 contract with the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health, an agency of the United States Department of Health and Human Services, or NIAID, and there is potential for further NIAID funding of early clinical development.

Since commencing our operations in 1995, we have devoted substantially all of our resources to the discovery and development of novel inhibitors for the treatment of infectious diseases. We have funded our operations primarily through the sale of convertible preferred stock and payments received under our collaborations and a government contract. As of June 30, 2012, we had $48.4 million in cash and investments. We are eligible to receive an aggregate of over $450 million over the next several years based on potential future pre-commercialization milestones under our Abbott and Novartis collaborations, assuming successful clinical trial results for the respective collaboration programs and our collaborators’ continued development of our product candidates through successful regulatory and reimbursement approvals in the United States and other major markets. In addition, we are also eligible to receive tiered, double-digit royalty payments on worldwide sales of any products containing protease inhibitors or NS5A inhibitors developed pursuant to the collaborations, as well as commercialization sales milestones under our Novartis collaboration.

Our revenue from our collaboration agreements has resulted in our reporting net income in each of the past two fiscal years, and we expect to report net income in our fiscal year ending September 30, 2012. However, we have an accumulated deficit of $110.3 million as of June 30, 2012 and we have generated no royalties or other revenue from product sales. We expect that our revenue in the near term will continue to be substantially dependent on our collaborations with Abbott and Novartis and their continued advancement of the related development programs. Given the schedule of potential milestone payments and the uncertain nature and timing of clinical development, we cannot predict when or whether we will receive further milestone payments under these collaborations or whether we will continue to report either revenue or net income in future years.

Financial Operations Overview

Revenue

Since our inception, our revenue has been derived from two primary sources: collaboration agreements with pharmaceutical companies and one government research and development contract. We have not generated any revenue from product sales. We have entered into three significant collaboration agreements. In November 2006, we entered into a collaboration agreement with Abbott and in February 2012 we entered into a collaboration agreement with Novartis. Our third collaboration, which we entered into in 2004 for the development of an antibiotic candidate in Japan, concluded in 2010 when our collaborator determined it did not want to continue clinical development. In September 2011, we entered into a contract with NIAID, which will fund us for the preclinical development of our lead product candidate in our new class of Bicyclolide antibiotics.

The following table is a summary of revenue recognized from our collaboration agreements and government contract for the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2011 and 2012:

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
Abbott agreement:
Upfront license payment and research funding	$6,518	$1,882	$1,882	$—
Milestone payments	—	40,000	40,000	—
Novartis agreement:
Upfront license payment and research funding	—	—	—	35,118
Concluded collaboration agreement:
Upfront license payment and research funding	8,245	—	—	—
Milestone payments	8,000	—	—	—
NIAID contract	—	—	—	4,730

Total revenue	$22,763	$41,882	$41,882	$39,848

Under the terms of the Abbott agreement, as amended, we received an upfront license payment of $44.7 million and a commitment for research funding through December 15, 2010, and we granted Abbott an option to enter into a six-month evaluation period. We received a total of $8.1 million of research funding and expense reimbursement from Abbott through June 15, 2011, the conclusion of the evaluation period. In December 2010, we received a $40.0 million milestone payment from Abbott related to Abbott’s successful completion of a Phase 2a clinical study of ABT-450. We recognized revenue from these payments, as well as from a $1.6 million premium above fair value paid for Series G-1 redeemable convertible preferred stock that Abbott purchased concurrently with the execution of the original agreement, over the period from the date of the original agreement through the end of the evaluation period using the proportional performance model. Under this revenue recognition model, the revenue we recognized was limited to the amount of nonrefundable payments received or receivable to date. Related to these payments by Abbott, we recognized revenue of $6.5 million and $41.9 million during the years ended September 30, 2010 and 2011, respectively, of which the entire $41.9 million recognized in fiscal 2011 was recognized during the nine months ended June 30, 2011. Since all of our research obligations under the agreement were concluded by June 30, 2011, future milestone payments received, if any, will be recognized as revenue when each milestone is achieved. Under the terms of the Abbott agreement, we are eligible to receive future milestone payments of over $200 million related to the successful development of the first HCV treatment by Abbott incorporating our collaboration’s protease inhibitor. We are also eligible to receive royalties on Abbott’s sales, if any, allocable to our collaboration’s products containing a protease inhibitor.

Under the terms of the Novartis agreement, we received an upfront payment of $34.4 million and a commitment to fund research at an agreed amount for one year. We recognized the upfront license payment upon receipt as we determined that the license to which the payment related and the research services were separable elements under the agreement that could be accounted for as each was delivered or provided. During the nine months ended June 30, 2012, revenue recognized under this agreement was $35.1 million, which consisted of the upfront license payment and research funding earned during that period. Our agreement with Novartis provides that we will receive up to $1.8 million in research funding during the first year of the agreement, which began in February 2012. Additionally, our collaboration with Novartis provides for future milestone payments of up to $406 million if certain goals related to drug development and net product sales are achieved by Novartis. An initial milestone payment of $11 million will be due upon the initiation of a Phase 1 trial involving an NS5A inhibitor, and an additional milestone payment of $15 million will be due upon the initiation of a subsequent Phase 2 trial using a combination containing an NS5A inhibitor. We are also eligible to receive royalties on Novartis’ sales, if any, allocable to our collaboration’s NS5A inhibitors.

The conclusion in 2010 of our collaboration for development of an antibiotic in Japan resulted in the full recognition of revenue associated with fees and milestone payments totaling $16.2 million received in prior years. Due to a technology option within the license agreement for which we had not been able to establish objective evidence of fair value, we had recorded all payments received from our collaborator as deferred revenue until the option was exercised or the agreement concluded. Upon the conclusion of the collaboration, we recognized the $16.2 million of previously deferred revenue in fiscal 2010 as we then had no further obligations under this agreement.

Under the terms of the NIAID contract, NIAID will pay us research and development funding payments of up to $14.3 million over an initial period of 30 months. The award also contains six option periods, which in aggregate could extend the contract at the option of NIAID up to an additional 30 months and provide us additional funding of up to $28.4 million. We recognize revenue under this contract as the research and development services are performed. We recognized $4.7 million of revenue under this agreement during the nine months ended June 30, 2012.

As our internal product candidates are currently in preclinical development, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next several years. We expect that our revenue for the next several years will be derived primarily from payments under our current collaboration agreements with Abbott and Novartis, payments under our NIAID contract, and any additional collaborations or government contracts that we may enter into in the future. We cannot provide assurance as to the timing of future milestone or royalty payments or that we will receive any of these payments at all.

Operating Expenses

The following table summarizes our operating expenses for the years ended September 30, 2010 and 2011 and for the nine months ended June 30, 2011 and 2012.

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
Research and development	$9,716	$11,547	$8,618	$10,860
General and administrative	6,105	5,036	3,834	3,530

Total operating expenses	$15,821	$16,583	$12,452	$14,390

Research and Development Expenses

Research and development expenses consist of costs incurred to conduct basic research, such as the discovery and development of novel small molecules as therapeutics. We expense all costs of research and development as incurred. These expenses consist primarily of:

•	personnel costs, including salaries, related benefits and stock-based compensation for employees engaged in scientific research and development functions;

•	third-party contract costs relating to research, formulation, manufacturing, preclinical study and clinical trial activities;

•	third-party license fees;

•	laboratory consumables; and

•	allocated facility-related costs.

Project-specific expenses reflect costs directly attributable to our clinical development candidates and preclinical candidates nominated and selected for further development. Remaining research and development expenses are reflected in research and drug discovery, which represents early-stage drug discovery programs. At any given time, we typically have several active early stage research and drug discovery projects. Our internal resources, employees and infrastructure are not directly tied to any individual research or drug discovery project and are typically deployed across multiple projects. As such, we do not maintain information regarding costs incurred for our early-stage research and drug discovery programs on a project-specific basis.

We expect that our research and development expenses will increase in the future as we advance our two independent HCV programs and our antibiotic program for MRSA into clinical development.

Our research and drug discovery programs are at an early stage; therefore the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Given the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of the current or future clinical trials of our product candidates or if, or to what extent, we will generate revenue from the commercialization and sale of any of our product candidates. We anticipate that we will make determinations as to which development programs to pursue and how much funding to direct to each program on an ongoing basis in response to the preclinical and clinical success of each product candidate, as well as ongoing assessments of the commercial potential of each product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, consisting of salaries, related benefits and stock-based compensation, of our executive, finance, business and corporate development and other administrative functions. General and administrative expenses also include travel expenses, allocated facility-related costs not otherwise included in research and development expenses, and professional fees for auditing, tax and legal services, including legal expenses to pursue patent protection of our intellectual property.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with operating as a public company. These public company related increases will likely include costs of additional personnel; additional legal fees, accounting and audit fees and directors’ and officers’ liability insurance premiums; and costs related to investor relations.

Other Income (Expense)

Interest income.    Interest income consists of interest earned on our cash and investment balances. Our interest income has not been significant due to nominal cash and investment balances and low interest earned on invested balances. We anticipate that our interest income will increase in the future due to our higher cash and investment balances now existing as a result of the $34.4 million upfront payment that we received from Novartis in March 2012, as well as our receipt of the anticipated cash proceeds from this offering.

Interest expense.    Interest expense consisted of cash interest paid on our bridge notes and non-cash interest expense related to the accretion of debt issuance costs and debt discounts associated with our issuance of bridge notes in the first quarter of fiscal 2011. We anticipate that we will have little or no interest expense in the future as our outstanding bridge notes were fully repaid in the first quarter of fiscal 2011 and we no longer have any debt outstanding.

Change in fair value of warrant liability.    We have outstanding warrants for the purchase of our redeemable convertible preferred stock and nonconvertible preferred stock that we believe are financial instruments that may require a transfer of assets because of the redemption features of the underlying stock. Therefore, we have classified these warrants as liabilities that we remeasure to fair value at each reporting period and we record the changes in the fair value of the warrants as a component of other income (expense).

Therapeutic tax credit.    We recorded other income for the year ended September 30, 2011 and for the nine months ended June 30, 2011 related to the Qualifying Therapeutic Discovery Project, or QTDP, reimbursement program of the United States government, which provided for reimbursement in calendar year 2010 of certain costs paid or incurred during calendar years 2009 and 2010 that were directly related to the conduct of a QTDP. We do not anticipate any further income related to the QTDP program.

Gain on embedded derivative.    In connection with the repayment of our bridge financing that we entered into and fully repaid in the first quarter of fiscal 2011, we settled an embedded derivative at no cost to us and recorded a gain on settlement consisting of the value of the embedded derivative.

Other income (expense), net.    Other income (expense), net consisted primarily of miscellaneous service income unrelated to our core operations. We do not expect to generate this income in the future as we do not anticipate providing these services in the future.

Income Tax Benefit

Income tax benefit in fiscal 2010 consisted of a refund we received related to federal Alternative Minimum Tax paid in 2008. In the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2012, we recorded no income tax provision because, in each of those periods, we used net operating loss carryforwards, which had previously been recorded with a full valuation allowance, to fully offset our income before taxes generated in those periods.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates and assumptions involved in the accounting policies described below may have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See also Note 2 of our financial statements included elsewhere in this prospectus for information about these critical accounting policies as well as a description of our other significant accounting policies.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Revenue Recognition

Our revenue is generated primarily through collaborative research and license agreements. The terms of these agreements contain multiple deliverables which may include (i) licenses, (ii) research and development activities, and (iii) participation in joint research and development steering committees. The terms of these agreements may include nonrefundable upfront license fees, payments for research and development activities, payments based upon the achievement of certain milestones, and royalty payments based on product sales derived from the collaboration. In all instances, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, collectibility of the resulting receivable is reasonably assured, and we have fulfilled our performance obligations under the contract.

On October 1, 2011, we adopted Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13. This guidance, which applies to multiple element arrangements entered into or materially modified on or after October 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual value method. The fair value of deliverables under the arrangement may be derived using third-party evidence, or TPE, or a best estimate of selling price, or BESP, if vendor-specific objective evidence of fair value, or VSOE, is not available. The objective of BESP is to determine the price at which we would transact a sale if the element within the license agreement was sold on a standalone basis. Establishing BESP involves management’s judgment and considers multiple factors, including market conditions and company-specific factors including those factors contemplated in negotiating the agreements as well as internally developed models that include assumptions related to market opportunity, discounted cash flows, estimated development costs, probability of success, and the time needed to commercialize a product candidate pursuant to the license. In validating our BESP, we consider whether changes in key assumptions used to determine the BESP will have a significant effect on the allocation of the arrangement consideration between the multiple deliverables. Deliverables under the arrangement are separate units of accounting if (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within our control. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based on their relative fair values. The appropriate revenue recognition model is applied to each element and revenue is accordingly recognized as each element is delivered. We may exercise significant judgment in determining whether a deliverable is a separate unit of accounting. We elected to adopt ASU 2009-13 prospectively as of October 1, 2011.

On February 16, 2012, we entered into a license and collaboration agreement with Novartis for the development, manufacture, and commercialization of our lead development candidate, EDP-239, from our NS5A inhibitor program for HCV. Under the terms of the Novartis agreement, Novartis agreed to pay us a nonrefundable upfront fee and reimbursement of manufacturing and quality assurance expenses related to EDP-239 totaling $34.4 million. In addition, Novartis agreed to fund up to $1.8 million of our NS5A research activities through February 2013. We are eligible to receive milestone payments up to $406 million if applicable milestones relating to clinical trials, regulatory approvals, and net sales are achieved. We are also eligible to receive tiered, double-digit royalties on product sales by Novartis, if any, allocable to our collaboration’s NS5A inhibitors.

We determined that the deliverables under the Novartis agreement include the exclusive, royalty-bearing, sublicensable license to EDP-239 and the research services. We concluded that the EDP-239 license had standalone value to Novartis and was separable from the research services because the license is sublicensable, there are no restrictions as to Novartis’ use of the license, and Novartis has the requisite scientific expertise in the HCV NS5A field. We also concluded that participation on a joint steering committee, as provided for by the agreement, is protective in nature as we have no decision making authority, there are no penalties or recourse if we choose not to participate, and the purpose of the steering committee is to keep us apprised of the status of the development and commercialization efforts. Therefore, no arrangement consideration was allocated to the joint steering committee participation. We were not able to establish VSOE or TPE for either the license or the research services and instead allocated the arrangement consideration between the license and research services based on their relative fair value using BESP. We developed our estimate of BESP of the license using a discounted cash flow analysis, taking into consideration assumptions including the development and commercialization timeline, discount rate, probability of success, and probable treatment combination and associated peak sales figures which generate royalty amounts. The funding rate for the research services is consistent with the rate received in our prior collaboration arrangement with Abbott and is consistent with its fully burdened cost of service. Therefore, our determination of BESP for the research services is consistent with the reimbursement rate stated in the contract.

In determining our best estimate of selling price, we considered discounted cash flow models. Our key assumptions in these models included the following market conditions and entity-specific factors: (a) the specific rights provided under the license to develop and commercialize EDP-239 worldwide, (b) the stage of development of EDP-239 and estimated remaining development and commercialization timelines, (c) the probability of successfully developing and commercializing EDP-239, (d) the probable treatment combination, (e) the market size for EDP-239 including the associated sales figures which generate royalty revenue, (f) the expected product life of EDP-239 assuming commercialization, and (g) the competitive environment. We assumed that royalties from sales of EDP-239 would be based on a drug compound that will be part of a triple combination drug therapy. The time to commercialization was based on our estimates, which projected the first sales of EDP-239 in 2018. We utilized a discount rate of 15% in our analysis, representing the weighted average cost of capital derived from returns on equity for comparable companies.

These assumptions involve judgment and inherent uncertainty; however, significant changes in key assumptions used to determine the BESP would not have a significant effect on the revenue recognized.

Stock-Based Compensation

The methodology we have used to date in measuring stock-based compensation expense is described below. Following the completion of this offering, stock option pricing and values will be determined based on the quoted market price of our common stock.

We measure stock options granted to employees and directors at fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options with only service-based vesting conditions and record the expense for these options using the straight-line method. We have historically granted stock options with exercise prices equivalent to the fair value of our common stock as of the date of grant.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of our options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. The assumptions we used to determine the fair value of stock options granted are as follows, presented on a weighted average basis:

	Year Ended September 30,		Nine months Ended June 30,
	2010	2011	2011	2012
Risk-free interest rate	2.57%	2.73%	2.71%	0.9%
Expected term (in years)	6.25	6.25	7.05	6.00
Expected volatility	66%	87%	87%	78%
Expected dividends	0%	0%	0%	0%

These assumptions represent our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures. If our actual forfeiture rate is materially different from the estimate, our stock-based compensation expense could be different from what we have recorded in the current period.

Valuations of Common Stock

The fair value of our common stock is determined by our board of directors, with input from management, and takes into account our most recently available valuation of common stock and our assessment of additional objective and subjective factors we believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Because there has been no public market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock as of each grant date, including the following:

•	the progress of our research and development programs;

•	achievement of enterprise milestones, including our entering into collaboration and licensing agreements;

•	contemporaneous third-party valuation of our common stock;

•	peer group trading multiples;

•	our historical and forecasted performance and operating results;

•	our need for future financing to fund operations;

•	the rights and preferences of our redeemable convertible preferred stock and our convertible preferred stock relative to our common stock;

•	the likelihood of achieving a discrete liquidity event, such as a sale of our company or an initial public offering, or IPO, given prevailing market conditions; and

•	external market and economic conditions impacting our industry sector.

We believe our estimates of the fair value of our common stock were reasonable.

Our common stock valuation as of December 31, 2010 was prepared utilizing the option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a strategic sale, merger or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the holders of preferred stock. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option-pricing method uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. We allocated the equity value using the OPM assuming 1.05 years to liquidity. The estimated time to liquidity was based on a 60% probability of liquidity in 0.75 years and a 40% probability of liquidity in 1.50 years. The anticipated timing and probability of a liquidity event was based on then-current plans and estimates of our board of directors and management regarding a liquidity event. We assumed volatility of 87% based on historical trading volatility for our peer companies. The aggregate value of the common stock derived from the OPM was then divided by the number of shares of common stock outstanding to arrive at the per share value.

The valuation technique used to estimate enterprise value in order to derive the value of the common stock was the guideline public company method under the market approach. The guideline public company method includes comparisons of our company to publicly traded companies in our industry group based on two categories. The first category consists of publicly-traded companies which are, in certain respects, comparable to our company in terms of stage of clinical trials and indications addressed. The second category consists of life sciences companies which completed IPOs in 2010. The companies used for comparison under the guideline public company method were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model, financial risk and stage of development to those of ours.

To derive the value of the common stock, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock, including the participation features of certain series of the preferred shares. A discount for lack of marketability of 25% was applied to reflect the increased risk arising from the inability to readily sell the shares.

Our common stock valuation as of May 31, 2012 was prepared utilizing a hybrid of the OPM and the probability-weighted expected return method, or PWERM. Under the PWERM methodology, the fair market value of common stock is estimated based upon an analysis of future values for our company assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability, to account for the illiquidity of the common stock, is applied to the indicated common stock value to determine the fair value of the common stock.

Three types of future event scenarios were considered: an IPO in the near term, a sale in the near term, and a longer-term liquidity event. The IPO and sale scenarios were valued using the PWERM and the longer-term liquidity event was valued using the OPM. Management and our board of directors determined that the total probability for the IPO scenario was 80%, for the near-term sale scenario 10%, and for the longer-term liquidity event 10%. Management and our board of directors made these allocations based on an analysis of current market conditions, including current IPO valuations of similarly situated companies, and their expectations as to the timing and likely prospects of these future-event scenarios.

The scenarios referred to above utilized two valuation approaches to estimate enterprise value in order to derive the value of the common stock. We estimated enterprise value under the guideline public company method and guideline transaction method under the market approach and the discounted future cash flow method under the income approach. Under the guideline public company method, we considered an average of pre-money values for selected IPOs completed by life sciences companies from 2010 through May 2012. In addition, we considered a median multiple of invested capital as indicated by the IPOs. Under the guideline transaction method, we considered the equity values indicated by four acquisitions completed in 2010 and 2011. The companies used for comparison were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model, financial risk and stage of development to those of ours. The discounted future cash flow method involves applying appropriate discount rates to estimated cash flows that were based on forecasts of revenue, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates and selecting probability weights for forecasted cash flows.

The longer-term liquidity event scenario referred to above utilized the OPM to allocate enterprise value to the preferred and common stock. We allocated the equity value using the OPM assuming 2.6 years to liquidity. The anticipated timing and probability of a liquidity event was based on then-current plans and estimates of our board of directors and management assuming an IPO or sale were not completed in the near term. We assumed volatility of 74% based on historical trading volatility for our peer companies.

To derive the value of the common stock for each scenario, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock. We applied a discount for lack of marketability of 10% to the common stock to account for the lack of access to an active public market and the increased probability that we would achieve a public offering and listing on a national exchange.

Option Grants

The following table summarizes by grant date the number of shares subject to options granted between October 1, 2010 and June 30, 2012, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)	Fair Value of Common Stock on Date of Option Grant	Per Share Estimated Fair Value of Options(2)
April 15, 2011	636,000	$0.59	$0.59	$0.46
June 17, 2011	63,313	$0.59	$0.59	$0.44
September 23, 2011	125,000	$0.59	$0.59	$0.43
June 20, 2012	513,500	$2.73	$2.73	$1.81

(1)	The Per Share Exercise Price of Options represents the determination by our board of directors of the fair market value of our common stock on the date of grant, as determined taking into account our most recently available valuation of common stock as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

(2)	The Per Share Estimated Fair Value of Options reflects the weighted average fair value of options granted on each grant date as estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value using as inputs the exercise price of the option and assumptions of the risk-free interest rate, expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock.

We determined that the fair value of our common stock increased from $0.28 per share on October 1, 2010 to $2.73 on May 31, 2012 and remained unchanged through June 30, 2012. The following discussion describes the reasons for the increases in the fair value of our common stock over this period and as compared to the estimated midpoint of the price range set forth on the front cover of this prospectus of $             per share.

During the year ended September 30, 2011, or fiscal 2011, we continued to operate our business in the ordinary course. In April 2011, we obtained a third-party valuation of our common stock as of December 31, 2010 as one of the factors considered by our board of directors in its determination of the fair value of our common stock. This valuation reflected our receipt in December 2010 of $40.0 million as our first milestone payment from our collaboration with Abbott, based on the successful completion of a Phase 2a clinical trial of ABT-450 in combination with interferon treatment. Based on this valuation and other factors considered by our board of directors, we determined that the fair value of our common stock increased to $0.59 per share as of December 31, 2010. From December 31, 2010 through September 23, 2011, we determined that there had been no further increase in the fair value of our common stock because there had been no material change in our business or in the general market for biotechnology companies, including the market for HCV companies. We still had no completed clinical study to show that our lead compound could be effective without interferon, and we had made little progress in obtaining any other collaboration for our NS5A inhibitor program or any other program. During the year ended September 30, 2011, we had no plans for an initial public offering in the near term because we did not believe that the public markets presented a favorable environment at that time for a biotechnology company such as ours.

During the first eight months of fiscal 2012, which was the period ended May 31, 2012, there were several significant developments in our lead programs, our business development efforts, the prospects for interferon-free treatment regimens for HCV and a substantial increase in the value of companies developing new HCV therapies, as well as improved market interest in initial public offerings of biotechnology companies. In this period, the first successful clinical trials of ABT-450 were completed in orally administered, interferon-free regimens, namely the Pilot and Co-Pilot studies, the results of which were published in early April 2012, showing a very significant sustained virologic response, or SVR, in over 90% of the study patients. A more advanced Phase 2b clinical trial, known as the Aviator study, also began in the first quarter of fiscal 2012 to investigate multiple combination therapies involving ABT-450 without interferon.

In addition, in the first quarter of fiscal 2012, we filed an IND for our second HCV program, developing NS5A inhibitors, and received no FDA objection to our proceeding with clinical testing. We then completed the successful negotiation and signing in February 2012 of our collaboration with Novartis for the development of these inhibitors. This collaboration resulted in an upfront payment to us of $34.4 million and a $1.8 million commitment for future research funding, as well as potential future milestone and royalty payments. Due primarily to the Novartis collaboration, we generated revenue of $39.8 million during the nine months ended June 30, 2012. On September 30, 2011, we also were awarded our contract from NIAID to fund the preclinical development of our lead antibiotic product candidate.

In addition to the developments in our own business, in November 2011, a publicly held biotechnology company announced the first results of its Phase 2b trial of its orally administered compound in an interferon-free regimen for HCV, which resulted in the November 2011 sale of that company at a price approximately 114% above the company’s market value before the first announcement of the results of its successful clinical trial. In January 2012, a second publicly held biotechnology company with a lead HCV program announced its sale at a price representing a premium of approximately 163% above the market capitalization of the company. Following these transactions and other developments in the market for HCV companies, the market value of our most comparable publicly-held peer companies with HCV programs that were still independent increased substantially, in one case increasing 135%, and in a second case 168%, in the four months following September 30, 2011.

In early calendar 2012, we evaluated the public market environment and determined that the market conditions were favorable for HCV-focused biotechnology companies, which caused us to consider an initial public offering. From March 31, 2012 to May 31, 2012, we began to engage investment bankers, lawyers and accountants to start the process of assisting us to prepare for an initial public offering and held our initial IPO organizational meeting in May 2012. In this period, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of our common stock as of May 31, 2012. We adjusted our valuation model to account for the increased probability of an IPO scenario, in light of continued favorable market conditions and our progress achieved towards a potential initial public offering of our common stock. Based on the revised model and the changes in our business and in the market values of companies developing novel therapies for HCV, as well as the impact of an increasing enterprise value on the relative value of our common stock as compared to our convertible preferred stock and redeemable convertible preferred stock, we determined that the fair value of our common stock had increased to $2.73 per share as of May 31, 2012 and remained unchanged through June 30, 2012.

In August 2012, we submitted a registration statement with the SEC for an initial public offering of our common stock.

Based on an assumed initial public offering price of $             per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of June 30, 2012 was $             million, of which $             million related to vested options and $             million to unvested options.

Valuation of Warrants to Purchase Series 1 Preferred Stock

We classify warrants to purchase 1,999,989 shares of our Series 1 nonconvertible preferred stock as liabilities on our balance sheets as these warrants are free-standing financial instruments that may require us to transfer assets upon exercise. The warrants were initially recorded at fair value and are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrants are recognized as a component of other income (expense) in our statement of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.

These warrants issued in October 2010 in connection with a bridge note financing entitled the note holders to purchase shares of Series 1 nonconvertible preferred at an exercise price of $0.01 per share. Upon issuance of the warrants, the number of Series 1 nonconvertible preferred shares issuable upon exercise of these warrants was not fixed. The number of Series 1 nonconvertible preferred shares was one share for each dollar of the original principal amount of the term note plus, if the milestone payment from the Abbott agreement was not received on or before March 31, 2011, an additional share for each dollar of the original principal amount of the note. Additionally, if a liquidation event occurred, thereby requiring repayment of the term notes, these warrants would automatically expire and would therefore have no value. Upon our repayment of the term notes in December 2010, the number of shares issuable upon exercise of the Series 1 nonconvertible preferred stock warrants became fixed at one share for each warrant, and the possibility that the term notes could be redeemed and the warrants would have no value was eliminated.

We estimate the fair value of the warrants at the respective balance sheet dates using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates a number of assumptions and judgments to estimate the fair value of these warrants including the fair value per share of the underlying Series 1 nonconvertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield, and expected volatility of the price of the underlying stock. Because the exercise price of the warrants is only $0.01 per share, the remaining contractual term, risk-free interest rate, expected dividend yield and expected volatility had no material impact on the value of the warrants using the Black-Scholes option-pricing model. The input that most significantly impacted the value of these warrants was the fair value of the underlying Series 1 nonconvertible preferred stock. We determined the fair value of the Series 1 nonconvertible preferred stock to equal its stated liquidation preference of $1.00 per share. Since the Series 1 nonconvertible preferred stock ranks senior to all other classes of stock and its liquidation preference is small relative to our equity value, the probability of a 100% payout on the Series 1 nonconvertible preferred stock was considered to be high. We believe our estimate of fair value of Series 1 nonconvertible preferred stock was reasonable.

In addition to using the Black-Scholes option-pricing model to value the warrants at each reporting date, we also made a judgment at the date of issuance of the warrants (October 2010) regarding the number of shares of Series 1 nonconvertible preferred stock that would be issued upon exercise of the warrants and whether the warrants would have value at all. We used a decision tree to estimate the probabilities of how many shares the warrants would ultimately be exercised into under each of the two scenarios described above as well as a third scenario under which the note would be redeemed and the warrants would have no value. We valued the warrants using the Black-Scholes option-pricing model under the first two scenarios, and we attributed a value of $0 to the warrants under the third scenario. We then applied probabilities to the three values to determine the total fair value of the warrants. In December 2010, when the contingency was resolved and the number of shares of Series 1 nonconvertible preferred stock the warrants could be exercised into became fixed at one share per warrant, or 1,999,989 shares in aggregate, we were able to determine the value of the warrants using the Black-Scholes option-pricing model and the fixed number of shares of Series 1 nonconvertible preferred stock the warrants were exercisable into.

The fair value of these outstanding warrants to purchase our Series 1 nonconvertible preferred stock as recorded in our balance sheet was $2.0 million at September 30, 2011 and at June 30, 2011 and 2012.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statement purposes and for income tax reporting purposes. Deferred taxes are determined based on the difference between the financial statement value and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on our analysis of both positive and negative factors, we have determined that it is more likely than not that we will not be able to realize our deferred tax assets, and therefore we have recorded a full valuation allowance against our deferred tax assets. Our analysis included an assessment of our past profitability and our future projections of forecasted revenue and expense levels. More specifically, we considered the following factors in determining that it is more likely than not that we will not be able to realize our deferred tax assets:

•	We have incurred cumulative net losses since our inception, and as of June 30, 2012 we have an accumulated deficit of $110.3 million. We expect that we may incur substantial operating losses in the future. Our net income in the fiscal year ended September 30, 2011 resulted primarily from a milestone payment from our principal collaborator, Abbott, which was our first significant milestone payment since our operations commenced. Our net income in the year ended September 30, 2010 resulted from the termination of a previous collaboration agreement, which allowed us to recognize $16.2 million of deferred revenue in fiscal 2010 that related to cash received prior to fiscal 2007;

•

As of September 30, 2010, we had only $0.5 million of cash on hand, had a working capital deficit of $3.4 million, were unable to raise additional proceeds from new investors and were required to enter into a bridge note financing agreement with existing investors in order to continue to fund operations. These circumstances raised substantial doubt about our ability to continue as a going concern;

•

As of January 18, 2012, based on our net capital deficiency and preferred stock redemption obligations, our independent registered public accounting firm had included an explanatory paragraph in its report on our financial statements as of and for the year ended September 30, 2011, which indicated that those circumstances then raised substantial doubt about our ability to continue as a going concern;

•

We are a clinical-stage biopharmaceutical company and we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties associated with late stage clinical development, regulatory approval and commercialization of therapeutic products;

•	To date, we have not commercialized any products or generated any revenue from product sales, directly or through any collaborator;

•

Our financial prospects and ability to generate revenue for the next several years are substantially dependent upon the development and marketing efforts of Abbott and Novartis for our drug product candidates, and we have limited control over the resources, time and effort that our collaborators may devote to our drug product candidates;

•

Because the outcome of planned and anticipated clinical trials of our product candidates by our collaborators is highly uncertain, we cannot reasonably estimate the timing or amounts, if any, of future milestone payments we will receive from these collaborators;

•

Our own independent HCV development programs and antibiotic program are in preclinical development and we will be required to invest significant capital and incur significant additional research and development expenses to develop and commercialize these compounds;

•	Since our inception, we have not paid a material amount of U.S. federal income taxes; and

•	We do not have any taxable income in prior carryback periods or any taxable temporary differences which could represent a source of taxable income upon future reversal.

We account for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

Results of Operations

Comparison of Nine Months Ended June 30, 2011 and 2012

	Nine Months Ended June 30,
	2011	2012
	(in thousands)
Revenue	$41,882	$39,848
Research and development expenses	8,618	10,860
General and administrative expenses	3,834	3,530
Other income (expense):
Interest income	64	77
Interest expense	(3,161)	—
Change in fair value of warrant liability	(698)	(11)
Therapeutic tax credit	714	—
Gain on embedded derivative	670	—
Other income (expense), net	280	(73)

Revenue.    We recognized revenue of $41.9 million in the nine months ended June 30, 2011 as compared to $39.8 million in the nine months ended June 30, 2012. We received a milestone payment of $40.0 million for Abbott’s successful completion of a Phase 2a clinical study, which we recognized as revenue during the nine months ended June 30, 2011 based on our completion of our deliverables under the Abbott agreement. We also recorded $1.9 million of revenue related to research funding received from Abbott during the nine months ended June 30, 2011. We received an upfront payment of $34.4 million from Novartis, which we recognized as revenue during the nine months ended June 30, 2012, and also recognized revenue of $0.8 million related to research funding from Novartis. Government contract revenue was $4.7 million in the nine months ended June 30, 2012 for the EDP-788 program related to the contract with NIAID. We did not have any government contract revenue in fiscal 2011.

Research and development expenses.

	Nine Months Ended June 30,
	2011	2012
	(in thousands)
Development programs:
Protease inhibitor	$1,107	$—
NS5A inhibitor	4,541	2,506
Antibiotic	—	3,187
Research and drug discovery	2,970	5,167

Total research and development expenses	$8,618	$10,860

Research and development expenses were $8.6 million in the nine months ended June 30, 2011 as compared to $10.9 million for the same period in 2012. The increase period over period was due primarily to $3.2 million of preclinical expenses for our antibiotic program, specifically the development of EDP-788, for which we had no costs in 2011, and an increase in our early stage drug discovery programs of $2.2 million. These increases were partially offset by a decrease of $2.0 million in expenses for our NS5A inhibitor program and a decrease of $1.1 million in our expenses for our protease inhibitor program. We incurred preclinical expense for the development of EDP-788 as a result of the NIAID contract entered into in September 2011, which is funding our research program for EDP-788. We incurred increased research expenses in our early stage drug discovery programs due to an increase in both the number of preclinical studies and the related costs as well as a $0.9 million accrual for the estimated cost of a third-party license for intellectual property used in our research activities. Our research costs related to our NS5A inhibitor program decreased as a result of our signing a collaboration agreement with Novartis in February 2012, at which time Novartis became responsible for further clinical trial costs. Prior to entering into the collaboration agreement with Novartis, we had been incurring costs for preclinical and clinical development. We continue to incur research expense for NS5A to identify additional compounds, which research is being funded by Novartis through at least February 2013. Our research costs related to our protease inhibitor program decreased as a result of the conclusion of our research program with Abbott in June 2011.

General and administrative expenses.    General and administrative expenses were $3.8 million in the nine months ended June 30, 2011 as compared to $3.5 million for the same period in 2012. This decrease was primarily related to lower facility costs as a result of our move to a new office location on October 1, 2011.

Other income (expense).    Changes in components of other (income) expense were as follows:

Interest income.    Interest income remained relatively flat for the nine months ended June 30, 2011 as compared to the nine months ended June 30, 2012.

Interest expense.     Interest expense for the nine months ended June 30, 2011 of $3.2 million related entirely to our bridge financing in October and November 2010, under which we borrowed $2.0 million from existing investors. In connection with the convertible note agreement for this financing, we issued warrants for the purchase of our Series 1 nonconvertible preferred stock, which were initially valued at $1.3 million and recorded as a debt discount. The convertible note agreement included call and put options that constituted an embedded derivative valued at $0.7 million, which also was recorded as a debt discount. We incurred issuance costs of $0.2 million, which were recorded as deferred financing costs. In December 2010, we repaid the $2.0 million of principal outstanding plus interest and an applicable premium of $1.0 million to the note holders upon receipt of a $40.0 million milestone payment from Abbott. Upon repayment, we accreted the debt discounts and deferred financing costs to interest expense and recorded the premium as interest expense. We had no outstanding debt and no interest expense for the nine months ended June 30, 2012.

Change in fair value of warrant liability.    We recorded expense related to the increase in the fair value of our warrant liability for the nine months ended June 30, 2011 of $0.7 million. The increase in the fair value of the warrants was due primarily to our warrants for Series 1 nonconvertible preferred stock for which certain contingencies were resolved and the value of the warrants was updated accordingly. We also recorded a small loss related to the increase in the fair value of our warrant liability for the nine months ended June 30, 2012 as a result of the remeasurement of our Series E warrants at the reporting date utilizing the Black-Scholes option-pricing model. We account for our outstanding warrants for our Series E redeemable convertible preferred stock and our Series 1 nonconvertible preferred stock warrants as liabilities held at fair value, with changes in value recorded as a component of other income (expense).

Therapeutic tax credit.    We recorded other income of $0.7 million for the nine months ended June 30, 2011 to reflect a payment received from the U.S. government with respect to costs we paid or incurred during calendar years 2009 and 2010 directly related to the conduct of a QTDP. As the grant was only for QTDPs during calendar 2009 and 2010 tax years, we did not have income from this program in the nine months ended June 30, 2012 and we do not anticipate further income related to the QTDP program, which has not been extended by the United States government.

Gain on embedded derivative.    We recorded a gain of $0.7 million on an embedded derivative during the nine months ended June 30, 2011 related to a derivative liability embedded in our convertible note agreement that was settled by repayment of the debt outstanding in December 2010. We had no comparable item for the nine months ended June 30, 2012.

Other income (expense), net.    Other income for the nine months ended June 30, 2011 consisted primarily of miscellaneous service income unrelated to our core operations. Commencing in fiscal 2012, we no longer provided these services.

Comparison of Years Ended September 30, 2010 and 2011

	Year Ended September 30,
	2010	2011
	(in thousands)
Revenue	$22,763	$41,882
Research and development expenses	9,716	11,547
General and administrative expenses	6,105	5,036
Other income (expense):
Interest income	14	83
Interest expense	—	(3,161)
Change in fair value of warrant liability	482	(686)
Therapeutic tax credit	—	750
Gain on embedded derivative	—	670
Other income (expense), net	309	355

Revenue.    We recognized revenue of $22.8 million for the year ended September 30, 2010 as compared to $41.9 million for fiscal 2011. Revenue recognized during fiscal 2010 included $16.2 million from our concluded collaboration in Japan and $6.5 million from our collaboration with Abbott. We had previously received payments of $16.2 million under our concluded collaboration, which had been deferred as revenue due to an option within the agreement for which we could not establish fair value. Upon conclusion of the agreement in fiscal 2010, we were able to recognize all previously deferred revenue as we had no further obligations under the agreement. Revenue during fiscal 2011 included a $40.0 million milestone payment received from Abbott for completion of a Phase 2a clinical trial as well as $1.9 million of research funding reimbursement from Abbott, which we were able to recognize in full under the proportional performance model because our research obligations under the Abbott agreement were concluded in June 2011.

Research and development expenses.

	Year Ended September 30,
	2010	2011
	(in thousands)
Development programs:
Protease inhibitor	$3,543	$1,109
NS5A inhibitor	2,398	6,097
Antibiotic	—	—
Research and drug discovery	3,775	4,341

Total research and development expenses	$9,716	$11,547

Research and development expenses were $9.7 million in fiscal 2010 as compared to $11.5 million in fiscal 2011. The increase year over year was primarily due to a $3.7 million increase in our preclinical and development expenses for our NS5A inhibitor program, specifically our EDP-239 compound, and a $0.6 million increase in research expense in our early stage drug discovery program, partially offset by a $2.4 million decrease in preclinical and development expenses in our protease inhibitor program. We incurred increased preclinical expense for the development of our NS5A inhibitor program as a result of increased costs associated with IND enabling studies. We filed our IND for EDP-239 with the FDA in the first quarter of fiscal 2012. We incurred increased research expenses in our early stage drug discovery programs due to increased preclinical study activity for our compounds. Decreases in costs in our protease inhibitor program resulted from the conclusion of our research program with Abbott.

General and administrative expenses.    General and administrative expenses decreased from $6.1 million in fiscal 2010 to $5.0 million in fiscal 2011, primarily due to legal fees incurred in 2010 related to a commercial dispute that was resolved during 2010.

Other income (expense).    Changes in components of other (income) expense were as follows:

Interest income.    The increase in interest income for the year ended September 30, 2011, as compared to the year ended September 30, 2010, was due to higher average cash and investment balances primarily due to the receipt of the $40.0 million milestone payment from Abbott received in the first quarter of fiscal 2011.

Interest expense.    Interest expense of $3.2 million for the year ended September 30, 2011 related entirely to our bridge financing in October and November 2010, under which we borrowed $2.0 million from existing investors. In connection with the convertible note agreement for this financing, we issued warrants for the purchase of our Series 1 nonconvertible preferred stock, which were initially valued at $1.3 million and recorded as a debt discount. The convertible note agreement included call and put options that constituted an embedded derivative valued at $0.7 million, which was also recorded as a debt discount. We incurred issuance costs of $0.2 million, which were recorded as deferred financing costs. In December 2010, we repaid the $2.0 million of principal outstanding plus interest and an applicable premium of $1.0 million to the note holders upon receipt of a $40.0 million milestone payment from Abbott. Upon repayment, we accreted the debt discounts and deferred financing costs to interest expense and recorded the premium as interest expense. We had no outstanding debt and therefore no interest expense for the year ended September 30, 2010.

Change in fair value of warrant liability.    We recorded income of $0.5 million related to the decrease in the fair value of our warrant liability for the year ended September 30, 2010 as a result of the remeasurement of our Series E warrants at the reporting date utilizing the Black-Scholes option-pricing model. We recorded expense related to the increase in the fair value of our warrant liability for the year ended September 30, 2011 of $0.7 million due primarily to our warrants for Series 1 nonconvertible preferred stock for which certain contingencies were resolved and the value of the warrants was updated accordingly. We account for our outstanding warrants for our Series E redeemable convertible preferred stock and our Series 1 nonconvertible preferred stock warrants as liabilities held at fair value, with changes in value recorded as a component of other income (expense).

Therapeutic tax credit.    We recognized income from a therapeutic tax credit of $0.8 million for the year ended September 30, 2011 under the QTDP program, which provided for reimbursement in calendar year 2010 of certain costs we paid or incurred during calendar years 2009 and 2010 directly related to the conduct of a QTDP. We did not receive any such reimbursements during fiscal 2010.

Gain on embedded derivative.    We recorded a gain of $0.7 million on an embedded derivative for the year ended September 30, 2011 related to a derivative liability embedded in our convertible note agreement that was settled upon repayment of the notes in December 2010. We had no comparable item for the year ended September 30, 2010.

Other income (expense), net.    Other income in fiscal 2010 and 2011 consisted primarily of miscellaneous service income unrelated to our core operations.

Liquidity and Capital Resources

From our inception through June 30, 2012, we have obtained $258.6 million to fund our operations, primarily through contract payments under our collaborations, private placements of our equity, and government research and development contracts and grants. As of June 30, 2012, we had $48.4 million in cash, cash equivalents and marketable securities.

The following table shows a summary of our cash flows for each of the years ended September 30, 2010 and 2011 and for each of the nine months ended June 30, 2011 and 2012.

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
	(in thousands)
Cash provided by (used in):
Operating activities	$(10,175)	$24,019	$27,659	$24,325
Investing activities	$1,663	$(17,682)	$(21,943)	$(27,283)
Financing activities	$8	$34	$19	$82

Net cash provided by (used in) operating activities

During the nine months ended June 30, 2012, operating activities provided $24.3 million of cash. The cash flow provided by operating activities primarily resulted from our net income of $25.5 million and net non-cash charges of $0.6 million, together partially offset by net uses of cash of $1.7 million from changes in our operating assets and liabilities. Our net income in the period was primarily due to $35.1 million of revenue recognized related to the upfront payment and research funding we received under our collaboration arrangement with Novartis as well as $4.7 million of revenue recognized from the NIAID contract, both offset by our operating expenses. Our net non-cash charges in the period primarily consisted of $0.4 million of amortization of the premium on our marketable securities and $0.2 million of stock-based compensation expense. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $1.7 million and $1.5 million increase in our accounts receivable and unbilled receivables, respectively, principally related to our collaboration agreements with NIAID and Novartis, offset by a $1.7 million increase in accrued expenses and other long-term liabilities. Our accrued expense and other long-term liabilities balances were affected by the timing of payments made by us to our vendors and additionally reflected a $0.9 million accrual of the estimated cost of a third-party license used in our research activities.

During the nine months ended June 30, 2011, operating activities provided $27.7 million of cash. The cash flow provided by operating activities primarily resulted from our net income of $27.3 million and net non-cash charges of $2.8 million, together partially offset by net uses of cash of $2.5 million from changes in our operating assets and liabilities. Our net income was primarily due to $41.9 million of revenue recognized primarily related to the $40.0 million milestone payment we received under our collaboration agreement with Abbott during the nine months ended June 30, 2011, offset by our operating expenses. Our net non-cash charges in the period primarily consisted of $2.1 million of non-cash interest expense, a $0.7 million expense from an increase in the fair value of warrants, $0.4 million of depreciation and amortization expense and $0.2 million of stock-based compensation expense, offset by a $0.7 million non-cash gain from settlement of an embedded derivative. Non-cash interest expense was primarily due to the accretion of debt discounts and deferred financing costs recorded upon repayment of our bridge financing notes in October and November 2010. Net uses of cash from changes in our operating assets and liabilities during the nine months ended June 30, 2011 consisted primarily of a $1.6 million decrease in accrued expenses, a $0.5 million increase in prepaid expenses and other assets, a $0.4 million decrease in deferred revenue and a $0.3 million decrease in accrued rent, all partially offset by a $0.5 million increase in accounts payable. The aggregate $1.8 million net uses of cash from changes in accrued expenses, accrued rent, accounts payable, and prepaid expenses and other assets was primarily due to the timing of payments made by us to vendors. The decrease of $0.4 million in deferred revenue was the result of our recognition of revenue previously deferred because earlier we had not completed our obligations under our collaboration agreement with Abbott. As of June 30, 2011, we had fully completed our obligations under our collaboration agreement with Abbott.

During the year ended September 30, 2011, operating activities provided $24.0 million of cash. The cash flow provided by operating activities primarily resulted from our net income of $23.3 million and net non-cash charges of $3.1 million, together partially offset by net uses of cash of $2.4 million from changes in our operating assets and liabilities. Our net income was primarily due to $41.9 million of revenue recognized related to the milestone payment we received under our collaboration agreement with Abbott during fiscal 2011, offset by our operating expenses. Our net non-cash charges in the year primarily consisted of $2.1 million of non-cash interest expense, a $0.7 million expense from the increase in the fair value of warrants and $0.5 million of depreciation and amortization expense, offset by a $0.7 million non-cash gain from settlement of an embedded derivative. Non-cash interest expense was primarily due to the accretion of debt discounts and deferred financing costs recorded upon repayment of our bridge financing notes in October and November 2010. Net uses of cash from changes in our operating assets and liabilities during the year ended September 30, 2011 consisted primarily of a $1.1 million decrease in accrued expenses, a $0.4 million decrease in deferred revenue, a $0.4 million decrease in accrued rent and a $0.3 million increase in prepaid expenses and other assets. The aggregate $1.8 million net use of cash from changes in accrued expenses, accrued rent, and prepaid expenses and other assets was primarily due to the timing of payments made by us to vendors. The decrease $0.4 million in deferred revenue was the result of revenue we had deferred as of the end of fiscal 2010 that we recognized upon the completion of our obligations under our collaboration agreement with Abbott during fiscal 2011.

During the year ended September 30, 2010, operating activities used $10.2 million of cash. The cash flow used in operating activities primarily resulted from our net income of $7.9 million and net non-cash charges of $0.3 million, together fully offset by net uses of cash of $18.4 million from changes in our operating assets and liabilities. Our net income was primarily due to $6.5 million of revenue recognized related to our collaboration agreement with Abbott as well as $16.2 million of revenue recognized from our concluded collaboration in Japan. Our net non-cash charges in the year primarily consisted of $0.6 million of depreciation and amortization expense and $0.3 million of stock-based compensation expense, partially offset by a $0.5 million gain from a decrease in the fair value of warrants. Net uses of cash from changes in our operating assets and liabilities during the year ended September 30, 2010 consisted primarily of a $20.0 million decrease in deferred revenue, partially offset by an increase of $1.8 million in accrued expenses. The $20.0 million decrease in deferred revenue was the result of $16.2 million of revenue we recognized upon the termination of our collaboration in Japan in March 2010 as well as $3.8 million of revenue previously deferred that was recognized in fiscal 2010 related to our collaboration agreement with Abbott. The $1.8 million increase in accrued expenses was primarily due to the timing of payments made by us to vendors.

Net cash provided by (used in) investing activities

During the nine months ended June 30, 2012, net cash used in investing activities was $27.3 million. Net cash used in investing activities during this period consisted primarily of purchases of marketable securities, which used cash of $46.2 million, partially offset by cash received from the sale and maturities of marketable securities of $17.9 million and an increase in cash of $1.1 million due to a release of a letter of credit in December 2011 related to the previous lease of our Watertown facility.

During the nine months ended June 30, 2011, net cash used in investing activities was $21.9 million. Net cash used in investing activities during this period consisted primarily of purchases of marketable securities, which used cash of $30.2 million, partially offset by cash received from the sale and maturities of marketable securities of $9.0 million.

During the year ended September 30, 2011, net cash used in investing activities was $17.7 million. Net cash used in investing activities in the year consisted primarily of purchases of marketable securities, which used cash of $33.6 million, and purchases of $0.4 million of laboratory equipment, partially offset by cash received from the sale of marketable securities of $16.8 million.

During the year ended September 30, 2010, net cash provided by investing activities was $1.7 million. Net cash provided by investing activities in the year consisted primarily of cash received from the sale of marketable securities of $2.3 million, partially offset by cash used for the purchase of marketable securities of $0.6 million.

Net cash provided by financing activities

Net cash provided by financing activities for all periods presented primarily related to the exercise of stock options. In addition, during the first quarter of fiscal 2011, we entered into a bridge note financing arrangement with existing investors, under which we borrowed $2.0 million. We repaid that amount in full within the same quarter.

As of June 30, 2012, we had $48.4 million in cash, cash equivalents and investments. We believe that our existing cash, cash equivalents and investments as of June 30, 2012, along with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	whether our existing collaborations continue to generate substantial milestone payments, and ultimately royalties, to us;

•	the number and characteristics of the future product candidates we pursue;

•	the scope, progress, results and costs of researching and developing any of our future product candidates on our own, and conducting preclinical research and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any future product candidates we develop independently;

•	the cost of commercialization activities, if any, of any future product candidates we develop independently that are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our future product candidates and any products we successfully commercialize independently;

•	our ability to maintain existing collaborations and to establish new collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, ABT-450, EDP-239 and our future product candidates, if any.

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we could not offset such higher costs through revenue increases. Our inability to do so could harm our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Contractual Obligations and Commitments

We leased office space in Watertown, Massachusetts under a ten-year lease that expired at the end of September 2011. During fiscal 2011, we signed a seven-year lease for new office space that began on October 1, 2011. The following table summarizes our contractual obligations at September 30, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due By Fiscal Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 years
	(in thousands)
Operating lease commitments	$6,634	$872	$1,818	$1,918	$2,026

Total(1)	$6,634	$872	$1,818	$1,918	$2,026

(1)	As of September 30, 2011, we had outstanding warrants for the purchase of 1,999,989 shares of our Series 1 nonconvertible preferred stock that we classified as a long-term liability in our balance sheet, recorded at fair value of $2.0 million. If those warrants are exercised, the Series 1 nonconvertible preferred stock issued upon exercise would require the payment of $2.0 million upon a qualifying merger or sale of the company. The table above does not include this liability because we are unable to estimate the timing of this required payment, or if it will be required at all.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents and marketable securities of $48.4 million at June 30, 2012, which consisted of cash, government securities, corporate bonds and commercial paper. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. We had no debt outstanding as of June 30, 2012.

BUSINESS

Overview

We are a research and development focused biotechnology company that uses its robust chemistry-driven approach and drug discovery capabilities to create small molecule drugs in the infectious disease field. We are discovering and developing inhibitors designed for use against the hepatitis C virus, referred to as HCV. We believe that a successful approach to a complete cure for HCV in most patients will likely require treatment with a combination of drugs that attack different mechanisms necessary for replication and survival of HCV. Further, as there are many variants of HCV, we are developing inhibitors that may be used in multiple combination therapies, each designed and tested for effectiveness against one or more of those variants. Our development of inhibitors for validated HCV target mechanisms, as well as our collaborations with Abbott Laboratories and Novartis, should allow us to participate in multiple unique drug combinations as we seek the best combination therapies for HCV in its various forms. Total worldwide sales of HCV therapies were over $3.5 billion in 2011, and we expect that sales will continue to grow with the introduction of new therapies. In addition to our HCV programs, we have used our internal research capabilities to discover a new class of antibiotics which we are developing for the treatment of multi-drug resistant bacteria, including MRSA. We have utilized our internal chemistry and drug discovery capabilities and our collaborations to generate all of our development-stage programs, and we have active research efforts to broaden our infectious disease drug pipeline.

Our HCV portfolio includes inhibitors of four fundamental, validated HCV targets:

•

NS3 Protease Inhibitor: ABT-450.    Our lead product candidate, ABT-450, is an inhibitor of NS3 protease, which is a key protein in HCV viral replication. ABT-450 is being developed as part of our collaboration with Abbott, which has yielded ABT-450 and our follow-on protease inhibitors. ABT-450 co-administered with ritonavir is being tested in several interferon-free Phase 2 studies in combination with Abbott’s non-nucleoside polymerase and NS5A inhibitors for the treatment of HCV. In one study, known as the Co-Pilot study, in genotype 1 patients receiving a 12-week course of treatment of ABT-450 and one of Abbott’s non-nucleoside polymerase inhibitors, 93-95% of previously untreated patients had no quantifiable virus in their blood 12 weeks after treatment, also known as SVR12. In another Phase 2 study, known as the Pilot study, in genotype 1 patients receiving a 12-week course of treatment of ABT-450 and another of Abbott’s non-nucleoside polymerase inhibitors, 91% of previously untreated patients had no quantifiable virus in their blood 24 weeks after treatment, also known as SVR24. These SVR24 results are superior to published SVR results for any currently approved HCV therapies. Abbott has additional Phase 2 studies of other combinations involving ABT-450 in process. Abbott has announced plans to initiate Phase 3 clinical trials involving ABT-450 in 2013, with potential commercial launch in 2015. We believe that we, together with Abbott, will obtain exclusivity in ABT-450 in the United States and other major market jurisdictions based on pending composition and use patent claims for ABT-450, which we expect will continue at least into 2029, assuming all such patents issue.

•

NS5A Inhibitor: EDP-239.    We have a robust drug discovery effort directed at the NS5A protein, which plays a key role in HCV viral replication. In February 2012, we entered into a collaboration with Novartis for the worldwide development, manufacture and commercialization of NS5A inhibitors, including our lead NS5A product candidate, EDP-239. We have filed an Investigational New Drug Application, or IND, with the FDA for EDP-239 and we have received notification that the Phase 1 clinical study may proceed. Novartis is responsible for initiating Phase 1 clinical trials. We believe that we, together with Novartis, have exclusivity to EDP-239 in the United States based on issued composition and use claims, which we expect will continue at least into 2030. As of June 22, 2012, our patent estate relating to EDP-239 consisted of one issued U.S. patent and two pending U.S. patent applications, and our total patent estate in the NS5A inhibitor arena consisted of two issued U.S. patents and 24 pending U.S. patent applications.

•

Cyclophilin Inhibitor: EDP-546.    Our research activities have also focused on a more recently validated target against HCV, cyclophilin, which is a protein in the human body that has been shown to be involved in HCV replication. By focusing on a human target rather than a viral target, we have selected a mechanism shown to be less susceptible to the HCV resistance that can occur due to viral mutation in response to therapy. Using our extensive chemistry expertise with small molecules, we have identified a series of active cyclophilin binders designed to disrupt the interactions of HCV with cyclophilin. We have advanced our lead cyclophilin inhibitor compound, EDP-546, into preclinical drug metabolism, pharmacokinetic, and safety studies. We are continuing IND-enabling studies and plan to independently start Phase 1 clinical trials in late 2013 or early 2014. We continue to build our cyclophilin inhibitor intellectual property position, including with respect to EDP-546, with one issued U.S. patent covering a broad scope of cyclophilin inhibitors and six pending U.S. patent applications as of June 22, 2012. Of these patents and patent applications, one pending U.S. patent application relates to EDP-546.

•

Nucleotide Polymerase Inhibitor.    We have a small-molecule drug discovery effort underway for inhibitors of nucleotide polymerase in a clinically validated mechanism that is less susceptible to HCV resistance. Our researchers have identified a promising lead series with significant antiviral potency in vitro. We expect to select a candidate to advance into preclinical studies on our own in 2013. We continue to build our intellectual property position related to this target, with one allowed U.S. patent covering nucleotide inhibitors and three pending U.S. patent applications as of June 22, 2012.

In addition to our HCV programs, we have used our internal research capabilities to discover a new class of antibiotics, called Bicyclolides, to overcome bacteria with multi-drug resistance, known as “superbugs.” These new antibiotics include intravenous and oral treatments for hospital and community infections arising from MRSA. EDP-788 is our lead candidate for the treatment of MRSA. Our preclinical development of EDP-788 is funded under a contract with NIAID, with potential for further NIAID funding of early clinical development. We are conducting IND-enabling studies and plan to initiate clinical trials in the first half of 2014.

In connection with our collaboration efforts, Abbott has funded all research and development of our protease inhibitors since we entered into the collaboration in November 2006, and is responsible for obtaining regulatory approvals and commercializing ABT-450 and any follow-on products worldwide. We received $57.2 million from Abbott upon signing the collaboration agreement and Abbott’s simultaneous purchase of preferred stock from us in 2006, and we received a $40.0 million milestone payment in December 2010 following the successful completion of a Phase 2a clinical trial. Assuming successful development of the first protease inhibitor product, we will also be eligible to receive over $200 million of pre-commercialization milestones, as well as additional milestones for any follow-on protease inhibitor products and tiered, double-digit royalties on any revenue allocable to our collaboration’s protease inhibitors.

Under our collaboration with Novartis, we received a $34.4 million upfront payment and are eligible to receive up to $406 million if additional milestones for EDP-239 and any related NS5A products are achieved, and tiered, double-digit royalties on revenue allocable to our compound. Novartis will fund all costs associated with further development, regulatory approvals and commercialization of any NS5A product candidates in this collaboration and we retain co-detail rights in the United States.

From our inception through June 30, 2012, we have generated $173.0 million from our collaborations (including those with Abbott and Novartis) in the form of upfront, milestone and funded research payments as well as equity investments. The total of these amounts is more than double the amount of our funding from venture capital equity investments, the last of which occurred in 2006. As of June 30, 2012, we had $48.4 million in cash and investments. We are eligible to receive over the next several years an aggregate of over $450 million based on potential future pre-commercialization milestones under our Abbott and Novartis collaborations, assuming successful clinical trial results for the respective collaboration programs and our collaborators’ continued development of our product candidates through successful regulatory and reimbursement approvals in the United States and other major markets. In addition, we are also eligible to receive tiered, double-digit royalty payments on worldwide sales of any protease inhibitors or NS5A inhibitors under the collaborations, as well as sales milestones under our Novartis collaboration.

Our Strategy

Our primary objective is to become a leader in the infectious disease field, with a focus on HCV and multi-drug resistant bacterial infections. Our strategy includes the following key elements:

•

Develop compounds against four fundamental, validated HCV targets to give us multiple opportunities to participate in one or more of the potentially successful combination therapies for HCV.    We believe that a successful approach to a complete cure for HCV in most patients will likely require treatment with a combination of drugs that attack different mechanisms necessary for replication and survival of HCV. As there are many variants of HCV, we are developing inhibitors that may be used in multiple combination therapies, each to be designed and tested for effectiveness against one or more of those variants. Our HCV portfolio includes inhibitors of four fundamental, validated HCV targets that we believe will provide the necessary therapeutic compounds for combination therapy, with the goal of placing one or more of our compounds into the combination or combinations that will ultimately be approved and accepted as preferred treatments for one or more genotypes of HCV.

•

Collaborate with large pharmaceutical partners to accelerate the development and commercialization of our lead HCV compounds.    Our strategic partnerships allow us to join forces with collaborators with substantially greater resources and late-stage development and commercialization expertise as we seek the right combination for a cure for one or more genotypes of HCV. In the various combinations in which Abbott is testing ABT-450 in clinical trials, Abbott is combining ABT-450 with its own non-nucleoside inhibitors and its NS5A inhibitor. At the same time, our own lead NS5A product candidate, EDP-239, can become part of combination therapies developed by Novartis. The result is that our product candidates will be part of multiple regimens using different combinations of mechanisms, increasing our chances of participating in more than one commercially successful combination therapy for HCV in its various forms.

•

Develop independently our own next generation HCV compounds and combination therapies with lower susceptibility to viral resistance.    We are independently developing a lead cyclophilin inhibitor and will be selecting a nucleotide polymerase inhibitor for development, both of which we are seeking to design with lower susceptibility to the viral resistance that is being generated by first-generation (currently marketed) and second-generation HCV products. We are considering potential development of a combination of these inhibitors.

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Continue to leverage and fortify our intellectual property portfolio.    We believe we have a strong intellectual property position relating to the development and commercialization of HCV-targeted therapeutics and antibiotics for the treatment of resistant pathogens. As of June 22, 2012, we had a total of over 50 issued U.S. patents and over 70 pending U.S. patent applications. We have also applied for, and in some cases obtained, patents in various foreign jurisdictions. In addition to fortifying our existing intellectual property position, we intend to file new patent applications and take other steps to strengthen, leverage, and expand our intellectual property position.

•

Invest in research and early-stage development of product candidates.    We intend to continue to invest significant resources in research programs and early-stage development of product candidates in an effort to identify and advance additional compounds that have the potential to address significant unmet medical needs in the infectious disease field. We will continue to seek further innovations for the treatment of HCV and other viral infections, as well as antibiotics for the treatment of resistant bacteria, such as MRSA.

Our Research and Development Pipeline

The following table summarizes our product development pipeline in HCV antivirals as well as MRSA antibiotics:

Note: “NNuc” refers to non-nucleoside polymerase inhibitor; “RBV” refers to ribavirin

Our HCV Programs

Background and Overview of HCV Market

HCV is a virus that is a common cause of viral hepatitis, an inflammation of the liver. HCV is typically contracted by contact with the blood or other body fluids of another individual infected with HCV. HCV is a leading cause of chronic liver disease, including cirrhosis, organ failure and cancer, and the leading cause of death from liver disease in the United States. HCV disease progression occurs over a period of 20 to 30 years, with the majority of HCV-infected individuals generally exhibiting no symptoms of the disease. Therefore, until a major symptom is diagnosed, many individuals are unaware they are infected and live undiagnosed without seeking treatment. For that reason, new guidelines proposed by the United States Centers for Disease Control and Prevention, or CDC, and currently under review would recommend screening for all Americans born between the years 1945 and 1965 so that HCV-infected individuals would be aware of their condition and could consider treatment options.

An estimated 150 million people worldwide are chronically infected with HCV and have an increased risk of eventually developing liver cirrhosis or liver cancer. More than 350,000 people die every year from HCV-related liver diseases. As of July 2008, the CDC estimated that approximately 3.2 million people in the United States are chronically infected with HCV, with an estimated 17,000 new infections each year. We believe that the chronically infected population remains largely untreated, even with the introduction of new regimens containing a protease inhibitor in 2011. Currently approved therapies for HCV, which include interferon, ribavirin and the new protease inhibitors, had aggregate worldwide sales of over $3.5 billion in 2011. We believe that annual worldwide sales of these therapies and future approved therapies could increase sales in this market to $10 to $20 billion within the next ten years.

HCV is a small, single-stranded RNA virus. The specific genetic makeup, or genotype, of the virus can vary and at least six genotypes have been characterized in HCV-infected patients, with over 50 sub-types identified. Genotypes are designated with numbers (genotypes 1-6) and subtypes with letters (e.g. genotype 1a). HCV genotypes 1, 2, 3, and 4 are found worldwide, but their prevalence varies among geographic regions. Genotype 1, including its subtypes 1a and 1b, is the most common genotype globally, accounting for approximately 74% of all HCV infections. It is estimated that patients with genotype 2 or 3 represent approximately 12% of the worldwide chronically infected HCV population, with approximately 6% comprised of genotypes 4 through 6 and the remaining 8% of patients in other undesignated categories. The specific genotype and subtype of HCV in a patient appears to play a significant role in the degree of efficacy of standard of care therapy. Genotype 1 is the most difficult genotype to treat and the most common in North America and Europe. In addition, variations in the human interleukin 28B, or IL28B, gene have also been shown to impact the effectiveness of the current HCV standard of care treatment in any given patient.

Since the discovery of the virus in the late 1980s, considerable progress has been made in the treatment of HCV-infected individuals. However, a protective vaccine is not yet available and current treatments remain ineffective in a large percentage of the HCV-treated population. The standard of care for HCV traditionally has consisted of weekly injections of interferon, a protein that interferes with viral replication, with twice-daily dosing of ribavirin for 24 to 48 weeks. Ribavirin is a broad-spectrum drug that prevents the replication of a number of DNA and RNA-based viruses. This regimen has been moderately effective in many patients, resulting in a cure in only about 50% of genotype 1-infected patients. Medical practice defines a “cure” as the point at which there is no quantifiable virus in a patient’s blood for a sustained period of time after cessation of therapy, which is often referred to as a sustained virologic response, or SVR.

Recently introduced treatment regimens with direct acting antivirals, or DAAs, protease inhibitors, namely telaprevir (Incivek™, Vertex Pharmaceuticals) and boceprevir (Victrelis™, Merck), have shown increased cure rates of approximately 70% in genotype 1-infected patients. Telaprevir and boceprevir have been approved for use in combination with interferon and ribavirin in patients infected with genotype 1 virus, and this combination therapy is emerging as a new standard of care for HCV patients. However, this new treatment regimen has several limitations that highlight the need for improved HCV therapies, including:

•

Sub-Optimal Cure Rates.    Current approved regimens containing a protease inhibitor lead to a cure rate of approximately 70% in previously untreated genotype 1 patients. The cure rate is on average even lower among patients who did not fully respond to prior treatments with interferon and ribavirin therapy. There is a need for a cure for the patients who have failed therapy, many of whom may have developed HCV variants that are resistant to the specific protease inhibitors used in these therapies.

•

Dependence on Interferon.    Current HCV therapy still includes injected interferon as part of the treatment regimens, which produces adverse events in over 50% of patients. Interferon often causes flu-like symptoms, fatigue, headaches and nausea during treatment, which affects patients’ quality of life and can lead to abandonment of therapy over the standard 24 to 48 weeks of therapy. We believe this has led to many patients waiting for the availability of new, interferon-free therapies before undergoing treatment.

•

Side Effects Associated With Currently Approved Protease Inhibitors.    Other serious side effects of the new regimens containing a protease inhibitor include rash, anemia, itching (known as pruritus), and gastrointestinal effects. Rash is observed in approximately half of patients treated with telaprevir and telaprevir-containing therapy and requires strict adherence to a rash management plan in close collaboration with an experienced dermatologist. Boceprevir administration can worsen the anemia that is observed with interferon and ribavirin therapy alone.

•

Lengthy Treatment Regimen.    The new regimens containing a protease inhibitor that include telaprevir and boceprevir require a total of 24 to 48 weeks of treatment with interferon and ribavirin. We believe that patients and physicians would favor a regimen with a significantly shorter period of treatment.

•

Inconvenient Treatment Regimen.    The pharmaceutical properties of telaprevir and boceprevir require that they be dosed approximately every 8 hours, thus resulting in a complex treatment regimen that also includes weekly injections of interferon. We believe this demanding dosing requirement can often lead to poor compliance with the treatment regimen and can accelerate the development of HCV resistance.

•

Treatments Limited to Genotype 1 Patients.    The new regimens containing a protease inhibitor are approved only for the treatment of HCV genotype 1 patients. There is need for treatment for the other genotypes, which represent an estimated 26% of HCV incidence worldwide.

In summary, while providing a step forward, this new treatment regimen has sub-optimal cure rates, requires lengthy treatment with interferon, carries other undesirable side effect profiles, requires inconvenient dosing regimens, is ineffective in many patient populations and often results in HCV resistance. Accordingly, we believe there remains a significant unmet medical need in the HCV field, with an urgent need for improved HCV treatments.

Scientific Background

Many of the new approaches under development targeting HCV focus directly on the viral life cycle and proteins that are critical to HCV replication. Replication of the HCV genome occurs on intracellular membranes and requires the participation of multiple viral proteins, some of which have enzymatic activities. Agents, often referred to as inhibitors, that target viral proteins directly are generally referred to as direct acting antivirals, or DAAs. Current DAA development efforts typically focus on the NS3 protease, the NS5A protein, and the NS5B polymerase. In addition to targets in HCV itself, there are human host proteins that are critical to viral replication. Inhibitors that interfere with host targets resulting in antiviral activity are referred to as host-targeted antivirals, or HTAs. One of the most promising HTA approaches to HCV treatment focuses on the human host protein known as cyclophilin A, or cyclophilin.

Key Proteins in the HCV Replication Complex

NS3 Protease.    As HCV replicates, it generates long strands of protein that must be processed into many individual active functional proteins which are referred to as non-structural proteins with the designated abbreviation NS, including NS3 and NS5A. The NS3 protease is responsible for most of this protein processing of the newly translated HCV protein, and plays an essential role in the viral life cycle. Inhibition of the protease prevents these new critical proteins from forming and therefore prevents replication and survival of the virus. NS3 protease inhibition is the mechanism of action for the two most recently approved HCV drugs, telaprevir and boceprevir, both of which are DAAs.

NS5A.    The NS5A protein has key roles in both the RNA replication of HCV and modulation of the physiology of its host cell in the body. Research has shown that targeting NS5A gives rise to profound antiviral activity, and as a result, this protein has emerged as an additional important DAA target for anti-HCV drug development.

NS5B Polymerase.    HCV is a single-stranded RNA virus, and NS5B is an HCV RNA polymerase responsible for synthesis of new HCV RNA, allowing the HCV genome to be copied and the virus to survive and replicate. Two separate classes of DAA inhibitors of NS5B polymerase are in development as treatments for HCV. Nucleoside/nucleotide inhibitors of NS5B directly inhibit the active site of that enzyme and prevent further elongation of the RNA, and thus are equally active against all HCV genotypes. A second class, known as non-nucleoside inhibitors, affects replication of the RNA by altering the shape of the enzyme at remote sites on the enzyme surface so that any given inhibitor is usually only active against certain HCV genotypes.

Cyclophilin.    Viral function requires an interaction of the viral protein NS5A with the human host protein known as cyclophilin. Inhibitors that interfere with this NS5A-cyclophilin interaction would essentially provide a treatment that protects the human host cells from infection by the virus. Several studies using the immunosuppressive drug cyclosporine A, a known cyclophilin inhibitor, support the clinical validation of cyclophilin as an HTA for treatment of HCV infection. However, the immunosuppressive activity of cyclosporine A and associated side effects limit its clinical use and thus efforts are now focused on new agents devoid of immunosuppressive activity. Alisporivir, a nonimmunosuppressive cyclosporine A derivative under development by Novartis, has demonstrated effectiveness against many HCV genotypes, a high barrier to HCV resistance and no cross-resistance with several DAAs.

The ultimate goal in HCV treatment is complete cure with total eradication of the virus, measured by SVR. We believe that combination therapy will improve overall cure rates and will reduce the probability of resistance arising to any single antiviral agent. In particular, a combination of target mechanisms that includes those with a high barrier to resistance (cyclophilin, polymerase) may prove to be the most effective combination against multiple genotypes of HCV. Unlike treatment for certain viruses, such as HIV, complete clearance of the HCV virus is possible with effective therapy. This exciting prospect suggests that the ultimate goal of a complete cure with total eradication of the virus is within reach.

Our Approach to the Treatment of HCV

We are pursuing four fundamental, validated targets within the HCV field that represent a broad approach to the disease and specifically address the urgent unmet medical needs in current HCV therapies. Our approach incorporates the main targets for future HCV therapy. Our DAA approach directly targets three critical proteins of HCV, incorporating inhibitors of NS3 protease, NS5A protein, and NS5B polymerase. Inhibitors in our HTA approach protect the human host protein cyclophilin from being co-opted into the viral replication machinery of HCV. We believe a combination of inhibitors from our programs may provide a truly effective all-oral interferon-free or interferon/ribavirin-free therapeutic approach to HCV, with complete eradication of virus, low resistance rates, convenient dosing and acceptable side effect profiles.

ABT-450/r, Protease Inhibitor for HCV Infection

Our protease inhibitor, ABT-450, discovered through our collaboration with Abbott, is a potent DAA that has demonstrated in vitro potency against known resistant HCV mutants. In Phase 1 studies, ABT-450 co-administered with ritonavir, a commonly used boosting agent to increase the blood concentrations of many protease inhibitors, was shown to be safe and well tolerated. Co-administration of ABT-450 with ritonavir, which we refer to together as ABT-450/r, has enabled once-daily dosing of ABT-450. Phase 2 studies have demonstrated the efficacy of ABT-450/r in patients with chronic HCV. ABT-450/r is being tested for the treatment of HCV in several additional interferon-free Phase 2 studies in combination with Abbott’s non-nucleoside polymerase and NS5A inhibitors.

We believe that a treatment regimen containing ABT-450/r may have significant advantages over currently approved HCV treatment regimens containing protease inhibitors because of the following key attributes:

•	Improved Antiviral Activity. Compared to the current market leader, telaprevir, ABT-450 has demonstrated superior antiviral activity against HCV in patients.

•

No Interferon.    Current HCV therapy still includes injected interferon. Interferon is often associated with flu-like symptoms, fatigue, headaches and nausea during treatment. ABT-450/r is being developed in a number of interferon-free regimens.

•

Tolerability.    As noted above, serious side effects of current regimens containing protease inhibitors include rash, anemia, pruritus, or itchy skin, and gastrointestinal effects. In contrast, most side effects in clinical trials including ABT-450/r to date were mild to moderate.

•

Shorter Treatment Regimen.    ABT-450/r is being tested in various treatment combinations that are only 12 weeks in duration, as compared to the 24 to 48 weeks of treatment required with current interferon-containing regimens.

•

More Convenient Treatment Regimen.    ABT-450/r is being developed for oral, once-daily dosing. All of the combinations including ABT-450/r that Abbott is testing include only orally administered drugs dosed either once or twice daily. By comparison, current treatment regimens require dosing of a protease inhibitor approximately every 8 hours as well as weekly interferon injections.

Under the Abbott collaboration, we have granted Abbott an exclusive worldwide royalty-bearing license, including a right to grant sublicenses, to our intellectual property position for NS3 protease inhibitors. We also granted Abbott access to our drug discovery capabilities in the NS3 protease inhibitor field. Abbott is responsible for and funds all costs associated with the development, manufacturing and commercialization of ABT-450 and other compounds under this collaboration agreement. We will be eligible to receive milestone payments and royalties with respect to these compounds if such products are successfully commercialized. Abbott has projected that a combination HCV treatment containing ABT-450/r will enter a Phase 3 trial in 2013, with regulatory filings expected in 2014. Abbott has publicly projected a target commercial launch of such a combination in 2015 and a potential worldwide peak year market opportunity of $2 billion or more for the combination.

Clinical Development

Phase 1.    An IND was filed for ABT-450 in December 2008 and clinical testing began in early 2009. ABT-450 was evaluated in a Phase 1a single ascending dose trial in doses ranging from 25 mg to 900 mg, with and without ritonavir. Data from this trial showed that ritonavir co-administration significantly boosted the ABT-450 plasma concentrations. ABT-450 is being developed with low dose ritonavir to enhance exposure and allow once-daily dosing of ABT-450. A 14-day multiple dose study showed that ABT-450/r was well tolerated and demonstrated pharmacokinetics consistent with once-daily dosing.

Phase 2.    In the first quarter of 2010, we and Abbott announced the advancement of ABT-450/r into Phase 2 clinical trials. The objective of the initial Phase 2 study was to assess the safety, tolerability, pharmacokinetics and antiviral activity of multiple dose strengths of ABT-450/r in treatment-naïve adults (i.e., those who have not previously received treatment for HCV) infected with HCV genotype 1. Initial antiviral activity was evaluated via a 3-day, ABT-450/r monotherapy period, followed by ABT-450/r with interferon and ribavirin for 12 weeks, and then treatment with interferon and ribavirin alone for up to an additional 36 weeks. After the initial three days of monotherapy with ABT-450/r, profound decreases in HCV RNA were noted in all dose groups, with a mean RNA reduction of about 4.0 logs, which is a 10,000-fold reduction, compared to placebo with a 0.36 log reduction, which is a 2.3-fold reduction. In this combination, ABT-450/r was safe and well tolerated during 12 weeks of treatment.

These initial studies with ABT-450/r paved the way for additional Phase 2a and 2b combination studies that use interferon-free regimens. The Pilot and Co-Pilot trials, which were initiated in late 2010 and early 2011, respectively, include combination trials of ABT-450/r with Abbott’s non-nucleoside polymerase inhibitors. The Navigator study is a trial with ABT-450/r and Abbott’s NS5A inhibitor initiated in 2011, and the Aviator study is a trial of ABT-450/r and one of Abbott’s non-nucleoside polymerase inhibitors and its NS5A inhibitor initiated in 2011.

All of the Phase 2 combination regimens being tested by Abbott are interferon-free, with a significantly shorter duration (12 weeks) and a simpler treatment paradigm compared to the currently approved protease inhibitor regimens, which include weekly injections of interferon and daily oral doses of ribavirin for 24 to 48 weeks. The status of these studies is summarized below:

Summary of Ongoing Interferon-free Phase 2 Combination Trials Using ABT-450/r

Study Name	Combination Composition(1)					Subject Population & Regimen(2)	Key Efficacy Data(3)	Adverse Events
	Protease: ABT-450/r	Non-Nuc: ABT-333	Non-Nuc: ABT-072	NS5A: ABT-267	Ribavirin (RBV)
Pilot(4)	+		+		+	• 11 Naïve patients • GT1a (72.7%); GT1b (27.3%) • IL28B non-CC (0%) • ABT-450/r 150/100mg QD + ABT-072 400mg QD + RBV • 12 week treatment	RVR = 100% eRVR = 100% SVR12 = 91% SVR24 = 91% SVR36 = 82%	Most were mild in severity; the most common were headache, fatigue, nausea and dry skin
Co-Pilot(4)	+	+			+

Arm 1: 19 Naïve patients

• GT1a (89.5%); GT1b (10.5%)

• IL28B non-CC (47.2%)

• ABT-450/r 250/100 mg QD + ABT-333 400mg BID + RBV

• 12 week treatment

Arm 2: 14 Naïve patients

• GT1a (78.6%); GT1b (21.4%)

• IL28B non-CC (64.3%)

• ABT-450/r 150/100mg QD + ABT-333 400mg BID + RBV

• 12 week treatment

Arm 3: 17 Non-responders

• GT1a (94.1%); GT1b (5.9%)

• IL28B non-CC (100%)

• ABT-450/r 150/100mg QD + ABT-333 400mg BID + RBV

• 12 week treatment

Arm 1:

RVR = 100%

eRVR = 100%

SVR4 = 95%

SVR12 = 95%

Arm 2:

RVR = 93%

eRVR = 93%

SVR4 = 93%

SVR12 = 93%

Arms 1 & 2:

100% (18 of 18) of IL28B “non-CC” patients achieved SVR24

Arm 3:

RVR = 88%

eRVR = 65%

SVR4 = 47%

SVR12 = 47%

Most AEs were mild or moderate. Most common AEs were fatigue (42%), nausea (22%) and headache (20%). One AE lead to premature discontinuation: isolated ALT and AST elevation at week 2, asymptomatic with no associated bilirubin increase; ALT and AST levels improved promptly after study drug discontinuation. Four patients experienced severe AEs (fatigue, hyperbilirubinemia, pain, and vomiting); none of these four resulted in study drug interruption or discontinuation.
Navigator	+			+	±	• Naïve patients; 2-arms; estimated n=60; GT-1,2 and 3 • 12 week treatment	In Progress	In Progress
Aviator(5)	+	±		±	±	• Naïve patients and null responders; 14 groups; estimated n = 560, GT-1 • Up to 24 week treatment	In Progress	In Progress

Abbreviations:

QD refers to daily dosing; BID refers to twice daily dosing

ALT and AST are liver enzymes used to signal possible toxicity to the liver

Notes:

(1) ABT-450/r is a protease inhibitor from the Enanta/Abbott collaboration that is dosed with the boosting agent, ritonavir (r). ABT-333 and ABT-072 are non-nucleoside polymerase inhibitors from Abbott, and ABT-267 is an NS5A inhibitor from Abbott.

(2) Patients who were treatment “Naïve” had not previously been treated with HCV therapies. Patients who were treatment “Non-Responders” were non-responders to previous interferon and ribavirin treatment. “Null responders” were patients who did not achieve a 2-log, or 100 fold, drop at treatment week 12. Patients were further categorized by which genotype of HCV virus was present (either GT1a or 1b) and by their interleukin-28B (IL28B) genotype. Patients infected with GT1a virus are generally more difficult to treat than GT1b patients. Genetic variation in the IL28B gene has been associated with the response to interferon and ribavirin therapy in hepatitis C virus (HCV) genotype 1-infected patients. Patients with the IL28B non-CC subgenotypes (either CT or TT) are generally more difficult to treat than those with the IL28B CC genotype.

(3) RVR (Rapid Virological Response): HCV virus RNA below Lower Limit of Quantitation (LLOQ) at treatment week 4

     eRVR (Extended Rapid Virological Response): HCV virus RNA below LLOQ from week 4 through week 12 of treatment

     SVR4 (Sustained Virological Response 4): Continued HCV virus RNA below LLOQ 4 weeks after end of treatment (EOT)

     SVR12 (Sustained Virological Response 12): Continued HCV virus RNA below LLOQ 12 weeks after EOT

     SVR24 (Sustained Virological Response 24): Continued HCV virus RNA below LLOQ 24 weeks after EOT

     SVR36 (Sustained Virological Response 36): Continued HCV virus RNA below LLOQ 36 weeks after EOT

(4) Pilot and Co-Pilot data were reported at the European Association for the Study of the Liver (EASL) meeting, April 18-22, 2012 in Barcelona, Spain.

(5) ABT-450 dosed with either Abbott’s NS5A inhibitor ABT-267, or Abbott’s non-nucleoside polymerase inhibitor ABT-333, or both, and with and without ribavirin.

Pilot Study.    The Pilot study, which began in October 2010, consisted of genotype 1 patients enrolled in an open-label trial of a 12-week interferon-free regimen consisting of ABT-450/r 150/100 mg once daily plus ABT- 072 (Abbott’s non-nucleoside polymerase inhibitor) 400 mg once daily plus weight-based ribavirin 1000-1200 mg/day twice daily. All patients in the study completed 12 weeks of treatment and were followed for 24 weeks post-treatment, and 73% of the patients were infected with the genotype 1a virus, which is harder to treat than genotype 1b. A rapid decrease in HCV RNA level was observed with treatment, and all patients had HCV RNA levels below the lower limit of quantitation, or LLOQ, by week 3. The treatment regimen was well tolerated and achieved an SVR 24 weeks after conclusion of treatment, or SVR24 in 91% of treatment-naïve, non-cirrhotic HCV genotype 1-infected patients. In the Pilot study, most adverse events, referred to as AEs, were mild in severity and did not result in any study interruptions or discontinuations. Two patients experienced elevated bilirubin levels, a signal of potential toxicity to the liver, which returned to normal with continued dosing.

Co-Pilot Study.    The Co-Pilot study, which began in May 2011, consisted of HCV genotype 1, non-cirrhotic patients enrolled in an open-label trial of a 12-week interferon-free regimen consisting of ABT-450/r once daily plus ABT-333 (Abbott’s non-nucleoside polymerase inhibitor) 400 mg twice daily plus weight-based ribavirin twice daily (1000-1200 mg total daily dose). Two different doses of ABT-450/r were evaluated (250/100 mg; 150/100 mg) in treatment-naïve patients, 85% of whom were infected with the harder-to-treat genotype 1a virus (compared to genotype 1b); treatment-experienced patients were also assessed, 94% of whom were genotype 1a.

The Co-Pilot study demonstrated an SVR 12 weeks after conclusion of treatment, or SVR12, in 93-95% of treatment-naïve HCV genotype 1-infected patients and in 47% of previous non-responders. Virologic responses appeared to be independent of ABT-450/r dose and IL28B genotype in treatment-naïve patients. In the Co-Pilot study, most AEs were mild or moderate, and the most common were fatigue (42%), nausea (22%), and headache (20%). One patient with an AE discontinued the study in the second week of treatment due to asymptomatic, reversible ALT and AST liver enzyme elevation, with no associated bilirubin increase, and ALT and AST levels improved promptly after study drug discontinuation. Four patients experienced AEs assessed as severe (fatigue, pain, hyperbilirubinemia, and vomiting), though none of the severe AEs resulted in study drug interruption or discontinuation.

Navigator and Aviator Studies.    Studies of several further interferon-free ABT-450/r combinations are underway. The Navigator trial, which began in September 2011, includes Abbott’s NS5A inhibitor ABT-267 with and without ribavirin. An additional study, known as Aviator, which began in 2011, includes studies of ABT-450 with either Abbott’s NS5A inhibitor ABT-267, or Abbott’s non-nucleoside polymerase inhibitor ABT-333, or both, and with and without ribavirin.

Initial results from the Pilot and Co-Pilot Phase 2 studies provide compelling support for the potential development of an interferon-free combination containing ABT-450 for treatment of HCV.

Phase 3.     Abbott has announced that it plans to initiate Phase 3 clinical trials involving ABT-450 in 2013. Based on the Phase 2 trials described above, we expect that Abbott’s Phase 3 program will involve at least one of the combinations tested in those trials.

Follow-On HCV Protease Inhibitors

Additional HCV protease inhibitors discovered within the Enanta-Abbott collaboration are in preclinical studies.

EDP-239, an NS5A Inhibitor for HCV Infection

EDP-239, another DAA, is the lead NS5A inhibitor discovered by Enanta. The EDP-239 compound has demonstrated potent activity against major genotypes in the replicon assay, which is a common in vitro test for determining potency of an active compound in reducing HCV replication.

Replicon Activity of NS5A Inhibitors

Company	Product Candidate	GT-1a EC50* (pM)	GT-1b EC50* (pM)	Notes
Enanta	EDP-239	31	7	1
Achillion	ACH-3102	26	5	2
Bristol-Myers Squibb	BMS-790052	50	9	3
Gilead	GS-5885	41	5	4
GlaxoSmithKline	GSK2336805	44	8	5
Idenix	IDX-719	6.2	2.4	6
Presidio	PPI-461	210	10	7

*GT refers to genotype of HCV. EC50 refers to the concentration of drug that inhibits viral replication by 50%. A lower EC50 number corresponds to a more potent drug against the tested virus. The EC50 number varies, however, based on the assay used. Each of the product candidates listed above was tested using a different assay. While the EC50 numbers are not directly comparable, they do provide general guidance as to the high potencies seen in the NS5A inhibitor class.

Notes:

Published values: 1EASL 2011 poster 1213; 2EASL 2012; 3Nature 2010, 465, 96-100; 4J. Hepatol 2011, 54 (1), S481-S482; 5AASLD 2011; 618th International Symposium on Hepatitis C Virus and Related Viruses 2011; 7AASLD 2010.

In addition, EDP-239 has additive to synergistic antiviral activity when used in combination with other anti-HCV therapeutics (DAA and HTA) in reducing HCV replication. Preclinical studies support excellent permeability and absorption potentials in humans. The compound has preferential penetration to the liver, which is the target site of infection, across all preclinical models tested. Human pharmacokinetic and pharmacodynamic modeling suggests a low, once-daily clinical dose for future testing. In addition, EDP-239 has very little drug-drug interaction potential and thus may be ideally suited for use in HCV combination therapies. EDP-239 has a robust preclinical safety profile, including excellent safety in preclinical cardiovascular studies. The IND for EDP-239 has been filed and we have received a “study may proceed” notification from the FDA. Novartis is responsible for initiating Phase 1 trials.

We discovered EDP-239 internally at Enanta and entered into a collaboration with Novartis in February 2012, granting Novartis exclusive, worldwide rights to develop, manufacture and commercialize EDP-239. Novartis will fund all costs associated with the development, manufacture and commercialization of EDP-239 and related NS5A products, as well as fund our drug discovery efforts on additional selected compounds targeting NS5A at least until February 2013. Under the agreement, we received an upfront payment of $34.4 million and are eligible to receive up to an additional $406 million if specified clinical, regulatory and commercial milestones are achieved. We are also eligible to receive tiered, double-digit royalty payments on worldwide sales of products, and retain co-detail rights, which would allow us to staff up to a specified percentage of the sales force for a designated product in the United States.

In addition to EDP-239, we have a number of additional NS5A inhibitors in the discovery stage that we believe have strong intellectual property protection and represent a diversity of chemical structures. Enanta and Novartis are now in a research collaboration to discover next generation NS5A inhibitors with structural diversity and enhanced activity against HCV mutants that have developed resistance to other NS5A inhibitors.

EDP-546, a Cyclophilin Inhibitor for HCV Infection

In anticipation of resistance arising to DAA HCV therapy that targets viral proteins, we have been developing an alternative HTA approach that targets the human host protein, cyclophilin, which is essential for replication of HCV.

Interruption of Viral Replication of HCV RNA by Cyclophilin Inhibitor

Abbreviations:	Cyp refers to cyclophilin
CypA refers to cyclophilin A

We have demonstrated in replicon assays that one of our lead cyclophilin targeting inhibitors, EDP-546, is a potent inhibitor of HCV replication and is more potent than the clinical stage cyclophilin inhibitor alisporivir. Typically, cyclophilin inhibitors are based on the structures of cyclosporine A, which is known to be immunosuppressant with associated side effects that limit its clinical use. Based on our understanding of the structural elements of cyclosporine A that contribute to immunosuppressive activity, we have designed those elements out of our cyclophilin inhibitors and have confirmed a lack of in vitro immunosuppressive activity for EDP-546 and other inhibitors we are developing.

EDP-546 is an HTA with a high barrier to resistance which in preclinical studies has demonstrated a number of important attributes. EDP-546 has demonstrated the potential to have additive to synergistic antiviral activity when used in combination with DAAs and has not shown cross-resistance to HCV variants that are resistant to several DAAs. In addition, the superior metabolic stability profile of the drug compared to alisporivir suggests the potential for once-daily dosing of EDP-546.

A number of additional preclinical studies of EDP-546 have been initiated, and we expect to initiate a Phase 1 clinical trial in late 2013 or early 2014. In addition to EDP-546, we are continuing to generate and characterize a number of additional cyclophilin inhibitors in the discovery phase.

Nucleotide Polymerase Inhibitor Program for HCV Infection

We also have a program to develop inhibitors to HCV polymerase, which is another DAA mechanism considered to have a high barrier to resistance. Our researchers have identified a promising nucleotide lead series with significant antiviral potency in vitro. One of our lead compounds has demonstrated better in vitro potency than a reference clinical stage nucleotide inhibitor, GS-7977, under development by Gilead Sciences. We have an ongoing discovery effort in this inhibitor class and are considering a number of compounds for further development. We plan to select a candidate in 2013 that is suitable for advancement into preclinical studies.

Our MRSA Antibacterial Program

Background of MRSA Antibiotics

The past three decades have witnessed a dramatic change in the epidemiology of resistant Gram-positive bacterial infections all over the world. Families of common Gram-positive organisms include Streptococcus, or Strep, Staphylococcus, or Staph, and Enterococcus. Among the conditions associated with these pathogens are skin infections, bacteremia and endocarditis. One of these pathogens, known as methicillin-resistant Staph aureus, or MRSA, was principally identified when resistance was observed to methicillin, an early antibiotic used for Staph aureus and other bacterial infections. Increasingly, strains of MRSA have been identified that are also resistant to many other antibiotics.

The recognition and spread of MRSA, as well as Enterococci resistant to the antibiotic vancomycin, referred to as VRE, in the community and in healthcare facilities represents a major healthcare challenge. Widespread reports of emerging bacterial resistance to existing antibiotics emphasize the need for continued research and development of novel antimicrobials to address possible life-threatening infections caused by Gram-positive resistant pathogens. MRSA was responsible for approximately 94,000 reported infections that resulted in over 19,000 deaths in the United States in 2005, compared to approximately 16,000 deaths from AIDS.

In addition to the high potential for large hospital outbreaks, MRSA and Gram-positive resistance are moving out from hospitals into the community. During the past decade, rates of MRSA in the community have increased rapidly. Thus, an urgent need exists for the development of new antibiotics that will be effective against Gram-positive organisms that are resistant to current antibiotics in the macrolide class, such as clarithromycin (BiaxinTM), azithromycin (ZithromaxTM) and telithromycin (KetekTM), as well as VRE and Enterococci that are resistant to the oxazolidinone class of antibiotics, such as linezolid (Zyvox™). In addition, there exists a significant need for agents that would allow step-down dosing, wherein MRSA patients being treated in a hospital setting with intravenous treatment could be sent home on the same drug to be taken orally.

EDP-788 and Our Bicyclolide Antibiotics

Through our internal chemistry efforts, we have created a new family of macrolide antibiotics called Bicyclolides that overcomes resistance and possesses a significantly improved product profile compared to existing macrolides such as Zithromax™ and BiaxinTM. The main focus of our antibiotic work is on new mechanisms targeting resistant Gram-positive pathogens, including MRSA and other Staph aureus bacteria resistant to currently marketed macrolides. Our initial therapeutic focus is on skin infections, namely Acute Bacterial Skin and Skin Structure Infections, or ABSSSI. Examples of ABSSSI are cellulitis/erysipelas, wound infection, major cutaneous abscess and burn infections. Major pathogens involved in skin infections are Strep pyogenes and Staph aureus.

Our lead Bicyclolide antibiotic product candidate is EDP-788, which we are developing for use as an intravenous drug in the hospital setting and for oral dosing in a home setting. EDP-788 is a prodrug, which means that it is inactive until it is converted in the body into an active compound. EDP-788 is a highly water-soluble molecule which, when administered, is cleanly and rapidly converted into the active compound.

The active compound generated from EDP-788 is EDP-322, a Bicyclolide we developed that demonstrates a broad spectrum of activity against many bacterial organisms, including MRSA. In vitro, EDP-322 had either comparable or superior activity to vancomycin (VancocinTM) or linezolid (ZyvoxTM) in MRSA clinical isolates. A prominent advantage of EDP-322 is activity against isolates with resistance, in comparison to vancomycin, linezolid and daptomycin (CubicinTM), the three therapies most often utilized as a “last stand” against resistant bacteria. EDP-322 has also shown good activity against linezolid-resistant Enterococci. Finally, EDP-322 demonstrates excellent efficacy in a number of preclinical in vivo infection models.

Preclinical safety studies performed with EDP-322 presented no significant concerns. EDP-322 was evaluated in normal healthy volunteers in two double-blind, randomized, placebo-controlled Phase 1 trials, evaluating pharmacokinetic and safety parameters. EDP-322 showed good pharmacokinetics and was well tolerated in all dose groups, with no findings of clinical significance in vital signs, physical exams, electrocardiograms or clinical chemistry. Adverse events were limited to minor gastrointestinal effects attributed to inadequate water solubility of the drug, which we would not expect when dosing with the water-soluble EDP-788.

Owing to its high water solubility, EDP-788 has the significant benefit of allowing for an intravenous, or IV, formulation that has met the initial safety requirements for IV dosing. Preclinical testing has also demonstrated that oral dosing of the prodrug EDP-788 results in higher blood levels of the active compound EDP-322 than when EDP-322 is dosed orally itself. This makes EDP-788 ideally suited for stepdown dosing from IV administration in the hospital to oral administration in the home setting.

All current Bicyclolide development activities are focused on EDP-788 with additional IND-enabling studies in progress and the initiation of clinical trials planned for the first half of 2014. Our preclinical development of EDP-788 is funded under our contract with NIAID with potential for further NIAID funding of early clinical development.

Drug Discovery and Chemical Development

We have internally developed all of the initial compounds in our research programs, and have participated in the early development of these programs with our collaborators using our own internal research capabilities. Our scientists have expertise in the areas of medicinal chemistry, molecular virology and pharmacology, with highly developed sets of skills in compound generation, target selection, screening and pharmacology, preclinical development and lead optimization. We are utilizing these skills and capabilities in our discovery and development of antiviral and antibacterial product candidates.

We focus on infectious diseases representing large and growing market opportunities with significant unmet medical needs. Our selection of a particular therapeutic target within those infectious diseases takes into consideration the experience and expertise of our scientific team. The final selection is based on the possibility of being able to generate robust medicinal chemistry structure-activity relationships to assist lead optimization and secure relevant intellectual property rights. Once we have identified lead compounds, they are tested using in vitro and in vivo pharmacology studies and in vivo research models of antiviral or antibacterial efficacy.

Collaboration and License Agreements

Abbott Laboratories

We entered into a Collaborative Development and License Agreement with Abbott in November 2006 to develop and commercialize HCV NS3 and NS3/4A protease inhibitors. Under the agreement, which was amended in January and December 2009, we have granted Abbott an exclusive, worldwide, royalty-bearing license, including a right to grant sublicenses, to specified intellectual property, including several issued U.S. patents, relating to protease inhibitors. We also granted Abbott access to our drug discovery capabilities in the HCV NS3 and NS3/4A protease inhibitor field. Abbott granted us a co-exclusive (together with Abbott), royalty-free, fully paid license, without the right to grant sublicenses, to certain of Abbott’s intellectual property, Abbott’s interest in joint intellectual property and improvements discovered by Abbott, for the purpose of allowing us to conduct certain development and commercialization activities in the United States relating to protease inhibitors. Abbott is responsible for and funds all costs associated with the development, manufacturing and commercialization of ABT-450 and other compounds under this agreement. We are eligible to receive milestone payments and royalties with respect to these compounds. So long as a product candidate is being developed or commercialized under the agreement, we undertake not to conduct any activity, or grant licenses to a third party, relating to protease inhibitors.

A joint steering committee was established under the agreement with review and oversight responsibilities for all research, development and commercialization activities. The joint steering committee is comprised of three of our senior personnel and three senior personnel from Abbott; however, Abbott has final authority to make all decisions regarding development and commercialization activities.

The research program and the evaluation period, which was performed by both parties, ended in June 2011. The lead compound is ABT-450, and additional compounds are under development. The first clinical milestone for ABT-450 was achieved in 2010. To date, we have received upfront license payments, research funding, and milestone payments totaling $92.5 million from Abbott, and additionally we have received an equity investment of $12.5 million from Abbott.

We are eligible to receive future milestone payments totaling up to $55 million upon achievement of clinical trial initiation and regulatory filing milestones for the first protease inhibitor product resulting from our collaboration and additional milestone payments totaling up to $155 million upon achievement of commercial regulatory approval milestones in several major markets. We are also eligible to receive additional milestone payments totaling up to $80 million upon achievement of similar commercial regulatory approval milestones for each additional product containing a protease inhibitor.

We are eligible to receive tiered, double-digit royalties based on the annual net sales of each product developed under the agreement. However, if a product is determined to be a combination product under our agreement, the royalties will be adjusted on a country-by-country and product-by-product basis to reflect a good faith determination of the relative value of each pharmaceutically active ingredient, based on a fair market value calculation.

Royalties owed to us under the agreement can be reduced by Abbott in certain circumstances, including (i) if Abbott exercises its right to license or otherwise acquire rights to intellectual property controlled by a third party where a product could not be legally developed or commercialized in a country without the third-party intellectual property right, (ii) where a product developed under the collaboration agreement is sold in a country and not covered by a valid patent claim in such country, and (iii) where sales of a generic product are equal to at least a specified percentage of Abbott’s market share of a product in a country.

Abbott’s obligation to pay royalties on a product developed under the agreement expires on a country-by-country basis upon the later of (i) the last date upon which the manufacture, use or sale of a product would infringe one of the licensed patents, and (ii) ten years after the first commercial sale of the product in the applicable country.

Under the agreement, we hold an option to fund 40% of U.S. development costs and U.S. commercialization efforts (sales and promotion costs) in exchange for 40% of any U.S. profits of any product candidate that ultimately achieves regulatory approval and commercialization. We did not exercise our option right with respect to ABT-450, but we retain our option right for any follow-on products developed under the agreement, which must be exercised within a specified period after the successful completion of a Phase 2a trial of the follow-on product.

Our intellectual property existing as of the effective date of the agreement remains our property. Any intellectual property jointly developed will be jointly owned. We will have unilateral right to enforce Enanta patent rights on any covered product following the first commercial sale of such product, as will Abbott. In the event of infringement related to any Enanta patents, we will have the first right and option to initiate legal proceedings or take other actions. In the event of infringement related to any Abbott patents, Abbott will have the first right and option to initiate legal proceedings or take other actions. In the event of infringement of a joint patent right, we will discuss with Abbott whether to initiate legal proceedings or take other actions. Abbott will have the obligation to defend at its sole expense any actions brought against either party alleging infringement of third-party rights by reason of the activities conducted under the agreement and we will have the right to obtain separate counsel at our own expense. Additionally, Abbott, at its sole expense, will be responsible for all trademark prosecution.

Subject to the exceptions described above, a party’s rights and obligations under the agreement continue until: (i) such time as Abbott is no longer developing a product candidate or (ii) if, as of the time Abbott is no longer developing any product candidates, Abbott is commercializing any other protease inhibitor product, such time as all royalty terms for all covered products and all co-development terms for all co-developed products have ended. Accordingly, the final expiration date of the agreement is currently indeterminable.

Either party may terminate the agreement for cause in the event of a material breach, subject to prior notice and the opportunity to cure, or in the event of the other party’s bankruptcy. Additionally, Abbott may terminate the agreement for any reason upon specified prior notice.

If we terminate the agreement for cause or Abbott terminates without cause, any licenses and other rights granted to Abbott will terminate and Abbott will be deemed to have granted us (i) a non-exclusive, perpetual, fully paid, worldwide, royalty-free license, with the right to sublicense, under Abbott’s intellectual property used in any product candidate and (ii) an exclusive (even as to Abbott), perpetual, fully paid, worldwide, royalty-free license, with the right to sublicense, under Abbott’s interest in joint intellectual property rights to develop product candidates resulting from covered compounds and to commercialize any products derived from such compounds. Upon our request, Abbott will also transfer to us all right, title and interest in any related product trademarks, regulatory filings and clinical trials.

If Abbott terminates the agreement for our uncured breach, the milestone and royalty payments payable by Abbott may be reduced, the licenses granted to Abbott will remain in place, we will be deemed to have granted Abbott an exclusive license under our interest in joint intellectual property, Abbott will continue to have the right to commercialize any covered products, and all rights and licenses granted to us by Abbott will terminate.

Novartis Institutes for BioMedical Research, Inc.

In February 2012, we entered into a Collaboration and License Agreement with Novartis granting Novartis exclusive, worldwide rights to develop, manufacture and commercialize EDP-239, our lead compound from our NS5A inhibitor program, and other NS5A compounds. Under the agreement, we received an upfront payment of $34.4 million and are eligible to receive up to $406 million of additional payments for the achievement of specified clinical, regulatory and commercial milestones. An initial milestone payment of $11 million will be due upon the initiation of a Phase 1 trial involving an NS5A inhibitor, and an additional milestone payment of $15 million will be due upon the initiation of a subsequent Phase 2 trial using a combination containing an NS5A inhibitor.

We are also eligible to receive tiered, double-digit royalty payments on revenue allocable to our NS5A inhibitors, subject to reduction in certain circumstances, and we retain an option for co-detail rights in the United States, which would allow us to staff up to a specified percentage of the sales force for a designated product. Under our agreement we must exercise these co-detail rights for a collaboration product before its expected commercial launch and then negotiate and finalize a co-detailing agreement with Novartis on reasonable and customary terms. During the term of the collaboration agreement we agree not to research, develop, manufacture or commercialize competing products, either alone or with other parties.

Novartis will fund all costs associated with the development, manufacture and commercialization of EDP-239, EDP-239-containing combinations and any follow-on NS5A inhibitors, as well as fund our efforts to discover follow-on NS5A inhibitors until at least February 2013, which period we refer to as the research term. The research term can be extended by mutual agreement.

A joint steering committee was established under the agreement with review and oversight responsibilities for all research, development and commercialization activities. The joint steering committee is comprised of three of our senior personnel and three senior personnel from Novartis. However, Novartis has ultimate decision making authority with respect to the research, development and commercialization of collaboration products.

Our patents and know-how existing as of the effective date of the agreement remain our property. Any know-how or inventions jointly developed will be jointly owned, subject to the exclusive rights we grant to Novartis, and subject to such exclusive right may be licensed to any third party. Neither party will assign to any third party its interest in any jointly owned patent rights without the other party’s prior written consent. Novartis will be responsible for filing, prosecuting and maintaining patents, at Novartis’ expense, relating to our intellectual property which is subject to the license, and all joint intellectual property. Novartis will also have the first right to prosecute any third-party infringement.

Subject to certain exceptions, on a country-by-country and product-by-product basis, a party’s rights and obligations under the agreement continue until the later of: (i) the expiration of the last to expire patent rights of a covered product in the applicable country or (ii) ten years from the first commercial sale of a covered product in the applicable country. As a result, the final expiration date of the Novartis license is indeterminable at this time. Upon expiration of the agreement with respect to a particular product and country, the licenses granted to Novartis in the agreement with respect to such product and country will remain in effect and convert to a non-exclusive, perpetual, unrestricted, fully-paid, royalty-free, worldwide license.

We may terminate the agreement (i) in the event of a material breach by Novartis, subject to prior notice and the opportunity to cure, (ii) in the event Novartis fails to use commercially reasonable efforts to develop and commercialize covered products in its territory or (iii) in the event Novartis is subject to an insolvency event. Novartis may terminate the agreement (i) in the event of a material breach by us, subject to prior notice and the opportunity to cure, (ii) in the event we are subject to an insolvency event or (iii) for any reason upon 120 days prior written notice. In the case of a termination for cause by us or a termination without cause by Novartis, any licenses and other rights granted by either party to the other will terminate and revert back to the granting party and we will regain control of the prosecution of the patents relating to our intellectual property. If such termination occurs prior to the second anniversary of the end of the research term, we retain exclusive worldwide rights, with the right to sublicense under all collaboration intellectual property owned in whole or in part by Novartis, to research, develop and commercialize compounds and products contemplated by the collaboration. If such termination occurs after the second anniversary of the end of the research term, then Novartis agrees to negotiate with us to grant us a worldwide, exclusive, field-limited, royalty-bearing license, with right to sublicense, under all collaboration intellectual property owned in whole or in part by Novartis.

Royalties and milestones owed to us under the agreement can be reduced by Novartis in certain circumstances, including (i) where a product could not be legally developed or commercialized in a country without obtaining third-party intellectual property rights, (ii) where it is decided that it would be useful to license or otherwise acquire a third-party intellectual property right to develop or commercialize the product, (iii) where the net sales of a product in a country in one year decrease by a specified percentage when compared to the preceding year because of generic product competition, and (iv) where a product is not covered by a valid patent claim in the country of sale.

NIAID Contract

In September 2011, we were awarded a contract from NIAID to fund preclinical and early clinical development of a new class of bridged bicyclic antibiotics known as Bicyclolides. The Bicyclolides are to be used as medical countermeasures against multiple biodefense bacteria found in anthrax, plague and tularemia.

The contract has an initial term of 30 months ending on March 30, 2014. NIAID has the option to extend the contract up to 6 times. If each option period is exercised, the contract would be extended until September 29, 2016. The initial award under the initial term was $14.3 million, with the possibility of up to a total of $42.7 million if each option period is exercised by NIAID.

Under the contract, all intellectual property rights held by us and any inventions, know-how or other intellectual property rights derived as a result of this contract will be our property, subject to certain rights of the United States federal government. See “Risk Factors – We could be unsuccessful in obtaining or maintaining adequate patent and other intellectual property protection for one or more of our product candidates.” We also retain the right to use any data developed under the contract to enter into commercial transactions that are unrelated to the biodefense field.

Competition

We are engaged in segments of the pharmaceutical industry that are highly competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target viral diseases, including the same diseases we are targeting.

We expect our licensed product candidates and our future product candidates to face intense and increasing competition as new products enter the HCV and antibacterial markets and advanced technologies become available, particularly in the case of HCV therapies in combinations with existing products and other new products. Two drug products, Incivek™ (telaprevir) of Vertex and Victrelis™ (boceprevir) of Merck, were approved in 2011 by the FDA for the treatment of HCV in combination with the previous standard of care consisting of interferon in combination with ribavirin. The evolving standard of care treatment regimens and the cure rates of patients using either one of these approved drugs and future approved combinations of DAAs other than ones we have developed and are developing may be such that our development and discovery efforts in the area of HCV may be rendered noncompetitive.

We believe that a significant number of product candidates that are currently under development may become commercially available in the future for the treatment of HCV. We are aware that many competitors other than our collaborators have product candidates in Phase 2 or later stage clinical trials, including Achillion, Boehringer Ingelheim, Bristol-Myers Squibb, Gilead, Hoffman-La Roche, Idenix, Johnson & Johnson, Medivir, Merck and Vertex. Our competitors’ products may be more effective, have fewer side effects, have lower costs or be better marketed and sold than any product candidate that includes ABT-450, EDP-239 or any of our future compounds or than any of our future product candidates. Additionally, products that our competitors successfully develop for the treatment of HCV may be marketed prior to any HCV product that our collaborators or we may successfully develop.

Abbott has the right to market and sell products that compete with the product candidates that we have licensed to it and any competition by Abbott could also have a material adverse effect on our future business.

Our lead antibiotic product candidate, EDP-788, is being developed as a broad-spectrum antibiotic with MRSA coverage for first line use in the hospital setting. In this treatment setting, if approved, EDP-788 would compete with a number of currently-marketed antibiotics, including Tygacil™ and Teflaro™, and antibiotics currently in Phase 3 development, including omadocycline/PTK-0796, a tetracycline under development by Paratek Pharmaceuticals, as well as delafloxicin being developed by Rib-X Pharmaceuticals. We expect that EDP-788 would also compete with currently marketed antibiotics used for serious, Gram-positive infections, including vancomycin, a generic drug that is manufactured by a variety of companies, Zyvox™, Cubicin™ and telavancin (Vibativ™). In addition, a number of Gram-positive anti-infective product candidates currently in Phase 3 development could also compete with EDP-788 if they are approved, including dalbavancin (under development by Durata Therapeutics, Inc.), oritavancin (under development by The Medicines Company), tedizolid (under development by Trius Therapeutics, Inc.) and Taksta (under development by Cempra, Inc.).

Competitive products may render our product candidates licensed to others, as well as any future product candidates we may develop ourselves for HCV or MRSA treatment, obsolete or noncompetitive. All of these product candidates will face competition based on their safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining acceptance for the same markets that we are targeting. If we or our collaborators are not “first to market” with one of our product candidates for a given disease indication or a given product profile, our competitive position could be compromised because it may be more difficult for us to obtain marketing approval for that product candidate and/or successfully market that product candidate as a second competitor.

Many of our competitors have substantially greater commercial infrastructures and financial, technical and personnel resources than we have. We will not be able to compete successfully unless we are able to:

•	design and develop products that are superior to other products in the market;

•	attract qualified scientific, medical, sales and marketing and commercial personnel;

•	obtain patent and/or other proprietary protection for our processes and product candidates;

•	obtain required regulatory approvals; and

•	collaborate with others in the development and commercialization of new products.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we and our collaborators are not able to compete effectively against current and future competitors for our product candidates, our business will not grow and our financial condition will be adversely affected.

Intellectual Property

As part of our business strategy, we actively seek patent protection for our product candidates in the United States and certain major foreign jurisdictions and file additional patent applications, when appropriate, to cover improvements to our compounds. We also rely on trade secrets, internal know-how, technological innovations and agreements with third parties to develop, maintain and protect our competitive position. Our ability to be competitive will depend on the success of this strategy.

The tables below provide summary information about our patents in each of our major programs. While several of the issued patents and pending patent claims in the program areas contain claims to compounds, methods of use and processes for synthesis, in each program only a few of the issued patents and/or pending patent applications cover the lead product candidate in the program. See “Business—Overview” for additional details regarding the patents and patent applications relating to our lead product candidates.

HCV NS3 Protease Inhibitor Program.    The patent portfolio directed to the HCV protease inhibitor program with Abbott included the following as of June 22, 2012:

	Issued Patents	Pending Provisional Applications	Pending Non-Provisional Applications	Pending PCT-Applications
U.S.	21	2	29	—
Foreign	37	—	151	3

The issued United States patents and the applications, if granted, will expire between 2023 and 2031 before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers. Abbott is a joint owner of a number of patent applications. Abbott also has rights to some or all of these patents and patent applications pursuant to its collaboration agreement with us.

HCV NS5A Inhibitor Program.    Our patent portfolio directed to our HCV NS5A inhibitor program with Novartis included the following, as of June 22, 2012:

	Issued Patents	Pending Provisional Applications	Pending Non-Provisional Applications	Pending PCT-Applications
U.S.	2	2	22	—
Foreign	—	—	25	6

The issued United States patents and the applications, if granted, will expire between 2030 and 2032 before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers. Novartis has rights to some or all of these patents and patent applications pursuant to its collaboration agreement with us.

Cyclophilin Inhibitor Program.    Our ongoing research activities include identifying compounds that inhibit cyclophilin, a protein in the human body that has been shown to be involved in HCV replication. Our current portfolio directed to cyclophilin binders for the treatment of HCV includes the following, as of June 22, 2012:

	Issued Patents	Pending Provisional Applications	Pending Non-Provisional Applications	Pending PCT-Applications
U.S.	1	—	6	—
Foreign	—	—	17	—

The issued United States patent and patent applications, if granted, will expire between 2030 and 2031 before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

HCV Nucleotide Polymerase Inhibitor Program.    Our patent portfolio directed to HCV nucleotide polymerase inhibitor program included the following, as of June 22, 2012:

	Issued Patents	Pending Provisional Applications	Pending Non-Provisional Applications	Pending PCT-Applications
U.S.	1	2	1	—
Foreign	—	—	—	1

The issued patents and pending applications, if granted, will expire between 2030 and 2032 before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Antibacterial Program.    Our patent portfolio directed to antibacterials included the following as of June 22, 2012:

	Issued Patents	Pending Provisional Applications	Pending Non-Provisional Applications	Pending PCT-Applications
U.S.	19	2	4	—
Foreign	45	—	20	—

These patents and patent applications, if granted, will expire between 2020 and 2032 before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

We may obtain patents for certain compounds many years before we obtain marketing approval for products containing such compounds. Because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of the patent may be limited. However, we may be able to apply for patent term extensions in the United States and in a number of European countries, compensating in part for delays in obtaining marketing approval, but we cannot be certain we will obtain such extensions.

It is also very important that we do not infringe patents or other proprietary rights of others. If we do infringe such patents or other proprietary rights, we could be prevented from developing or selling products or from using the processes covered by those patents, could be required to pay substantial damages, or could be required to obtain a license from the third party to allow us to use their technology, which may not be available on commercially reasonable terms or at all. If we were not able to obtain a required license or develop alternative technologies, we may be unable to develop or commercialize some or all of our products, and our business could be adversely affected.

In addition, we jointly own patent applications, together with Abbott, that claim ABT-450 as a chemical entity. We also own one issued patent that claims EDP-239 as a chemical entity. However, there is no guaranty that such applications will issue. Further, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to patents that could be used to prevent or attempt to prevent us from commercializing our product candidates. If these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from commercializing our product candidates unless we were able to obtain a license under such patents, which may not be available on commercially reasonable terms or at all.

Much of our scientific capabilities depend upon the knowledge, experience and skills of key scientific and technical personnel. To protect our rights to our proprietary know-how and technology, we endeavor to require all employees, as well as our consultants and advisors when feasible, to enter into confidentiality agreements that require disclosure and assignment to us of ideas, developments, discoveries and inventions made by these employees, consultants and advisors in the course of their service to us.

We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see “Risk Factors- Risks Related to Our Intellectual Property Rights.”

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. Any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to GLPs or other applicable regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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Performance of adequate and well-controlled human clinical trials according to the FDA’s current Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission to the FDA of a New Drug Application, or an NDA, for a new drug product;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is to be produced to assess compliance with the FDA’s current Good Manufacturing Practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals, which can often take anywhere from eight months from the time the NDA is filed if there is a priority review to twelve months for a standard review, and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted.

Before testing any compounds with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with GLP and other federal regulations and requirements. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot assure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the product candidate to healthy volunteers or patients having the disease being studied under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s GCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed.

Human clinical trials prior to approval are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy humans and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted only in patients having the specific disease.

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Phase 2.    The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.

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Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials, which usually involve more patients than earlier trials, are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA by the investigators for serious and unexpected AEs or any finding from tests in laboratory animals that suggests a significant risk for human patients. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, or the sponsor or its data safety monitoring board, may suspend a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must include methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees by the applicant; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The PREA will expire on September 30, 2012, if it is not reauthorized before that time.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The FDA and stakeholders are currently discussing the goals that will be proposed to Congress by the FDA when and if the PDUFA is reauthorized for another 5-year period effective October 1, 2012. While user fees are likely to increase, as they have in prior PDUFA reauthorizations, we cannot predict what if any changes will be proposed for FDA review goals.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. In addition to its own review, the FDA may refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes that a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGMP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA review and approval process is lengthy and difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA will issue a “complete response” letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has a “Fast Track” program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drug products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor meets certain requirements and the FDA agrees to accept sections on a rolling basis.

Any product submitted to the FDA for marketing approval, including those submitted to a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or there is a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA generally requires that a sponsor of a drug product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies to establish safety and efficacy for the approved indication. Failure to conduct such studies, or conducting such studies that do not establish the required safety and efficacy may result in revocation of the original approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch or subsequent marketing of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Manufacturers of our product candidates are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. These regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

U.S. Patent Term Restoration and Marketing Exclusivity

Drug Price Competition and Patent Term Restoration Act of 1984

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during federal regulatory review preceding the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted within 60 days of approval, prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA. However, there is no guarantee that any such application will be approved.

Federal Food, Drug and Cosmetic Act (“FDCA”)

Market exclusivity provisions under the FDCA, which are independent of patent status and any patent related extensions, can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. If the new drug is a new chemical entity subject to an NDA, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or functional group of a molecule responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a so-called Section 505(b)(2) NDA, submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, state attorney generals and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service - designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.
In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Europe/Rest Of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with International Conference on Harmonisation (ICH) / WHO Good Clinical Practice standards and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug under European Union regulatory systems, we must submit a marketing authorization application to the European Medicines Agency, or the EMA. The application used to file an NDA in the United States is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the product candidates that we are developing.

In March 2010, the President signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively known as the Affordable Care Act, substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additionally, the Affordable Care Act, as limited by the United States Supreme Court’s decision in June 2012:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations;

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requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning January 2011; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the Affordable Care Act. At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether to certain provisions or its entirety. The full impact that the Affordable Care Act and other new laws will have on our business is uncertain. Nor is it clear whether other legislative changes will be adopted, if any, or how such changes would affect the demand for our product candidates once commercialized.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any drug candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Manufacturing

We do not have our own manufacturing capabilities, except with respect to limited amounts of active pharmaceutical ingredients needed for preclinical trials, and we will rely on third-party manufacturers for supply of the active pharmaceutical ingredients that will be used in clinical trials of our product candidates that we are developing ourselves. Manufacturing for our two lead product candidates (in relation to which we have entered into collaborations) is being conducted by our respective pharmaceutical company collaborator. We do not expect to establish our own manufacturing facilities and we will continue to rely on third-party manufacturers to produce commercial quantities of any product candidates that we commercialize ourselves. We believe that all of the materials required for the manufacture of those product candidates could be obtained from more than one source.

Sales and Marketing

We currently do not have any commercialization or sales and marketing capabilities, and currently have no fixed plans to invest in or build such capabilities internally. We have already partnered our two lead candidates with Abbott and Novartis, respectively. We may also partner or collaborate with, or license commercial rights to, other larger pharmaceutical or biopharmaceutical companies to support the development of our cyclophilin and nucleotide polymerase inhibitor product candidates through late-stage clinical development and, if successful, commercialization. However, we still retain all commercial rights to our independent programs and we will continue to evaluate our alternatives for commercializing them once they are more advanced in their clinical development.

Facilities

We lease approximately 25,000 square feet of office space in Watertown, Massachusetts. This facility serves as our corporate headquarters and laboratory facility. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Employees

As of August 20, 2012, we had 37 full-time employees, 19 of whom hold Ph.D. degrees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

The following table sets forth certain information about our executive officers and directors.

Name	Age	Position
Jay R. Luly, Ph.D.	55	President, Chief Executive Officer and Director
Yat Sun Or, Ph.D.	60	Senior Vice President, Research & Development and Chief Scientific Officer
Paul J. Mellett	57	Senior Vice President, Finance & Administration and Chief Financial Officer
Ernst-Günter Afting, M.D., Ph.D.	70	Director
Marc E. Goldberg	55	Director
David Poorvin, Ph.D.	66	Director
Helmut M. Schühsler, Ph.D.	53	Director
Terry Vance	56	Director
Gregory L. Verdine, Ph.D.	53	Director

Jay R. Luly, Ph.D., has served as our President and Chief Executive Officer and as a member of our board of directors since July 2003. Prior to joining Enanta, Dr. Luly was an Entrepreneur in Residence at Oxford Bioscience Partners. Before joining Oxford in March 2002, Dr. Luly held the positions of Senior Vice President, Research and Development Operations and Senior Vice President, Discovery Strategy and Operations at Millennium Pharmaceuticals following Millennium’s merger with LeukoSite, Inc., where he had served as Senior Vice President, Drug Discovery and Preclinical Development. Prior to joining LeukoSite, he held a number of senior drug discovery positions at Abbott Laboratories from 1983 to 1997. Dr. Luly received a B.S. from the University of Illinois, Urbana/Champaign and a Ph.D. in synthetic organic chemistry from the University of California, Berkeley. Dr. Luly currently serves as a member of the Board of Trustees for the Boston Biomedical Research Institute.

We believe that Dr. Luly is qualified to serve on our board of directors due to his service as our President and Chief Executive Officer and his extensive knowledge of our company and industry.

Yat Sun Or, Ph.D., has been our Senior Vice President, Research and Development and Chief Scientific Officer since November 1999. Prior to joining Enanta, Dr. Or held key leadership positions at Abbott Laboratories from 1985 to 1999, where he received two Chairman’s Awards for his outstanding research, which led to the discovery and development of numerous immunosuppressant and antibacterial drugs. Prior to Abbott, Dr. Or was a member of the cardiovascular drug discovery team at Schering-Plough. Dr. Or received his Ph.D. in Organic Chemistry from the University of Chicago and completed Postdoctoral Fellowships at Ohio State University and Indiana University.

Paul J. Mellett has served as our Senior Vice President, Finance & Administration and Chief Financial Officer since September 2003. From April 2001 through August 2003, he held the position of Senior Vice President and Chief Financial Officer of Essential Therapeutics, Inc., a publicly-held biotechnology company that filed for reorganization under Chapter 11 of the U.S. bankruptcy code and was reorganized and taken private in October 2003. Previously, Mr. Mellett was the Chief Financial Officer and Vice President of Administration at GelTex Pharmaceuticals, Inc., a publicly held biotechnology company that was acquired by Genzyme Corporation in December 2000. From 1994 to 1997, Mr. Mellett served as Chief Financial Officer of Marshall Contractors, a construction management firm specializing in the pharmaceutical, biotechnology and semiconductor industries, which was acquired by Fluor Corporation in 1996. From 1977 to 1994, Mr. Mellett was employed with Deloitte & Touche LLP, a public accounting firm, and was promoted to Audit Partner in 1989. Mr. Mellett received a BS in Business Administration from Boston College in 1977.

Ernst-Günter Afting, M.D., Ph.D., has served as a member of our board of directors since 1995. Dr. Afting has been a member of the medical faculty at the University of Goettingen, Germany, since 1985. Dr. Afting was President and Chief Executive Officer of the GSF-National Research Center for Environment and Health GmbH,

a government research center in Munich, Germany, from 1995 until he retired in 2006. Prior to joining GSF-National, he had served as President and Chief Executive Officer of Roussel UCLAF, a Paris-based pharmaceutical company, since 1993. From 1984 through 1993, Dr. Afting served as an executive in the Pharmaceutical Division of Hoechst Group, most recently as Chairman and Chief Executive Officer of the Divisional Pharmaceutical Board. Dr. Afting also served on the German National Advisory Committee on Health Research to the State Secretaries of Science, Technology and Health from 1996 to 2005 and on the Advisory Committee on Science and Technology for German Chancellor Helmut Kohl from 1996 to 1997. Since 2005, he is a member of the committee “New Technologies” to the secretary of economy of the state of Bavaria. Dr. Afting currently serves on the boards of Intercell AG, Olympus Europa GmbH and Sequenom, Inc. He received his Ph.D. in Chemistry and M.D. from the University of Freiburg/Breisgau, Germany.

We believe that Dr. Afting is qualified to serve on our board of directors due to his business and research experience, his service on governmental advisory committees and public company boards and his knowledge of our industry.

Marc E. Goldberg has served as a member of our board of directors since 2002. Mr. Goldberg is a Managing Director at BioVentures Investors, which he co-founded in 1997. Prior to founding BioVentures, Mr. Goldberg served as President and Chief Executive Officer of the Massachusetts Biotechnology Research Institute from 1991 to 1997. From 1987 to 1991, Mr. Goldberg was Vice President, Finance and Corporate Development, CFO, and Treasurer at Safer, Inc., a developer and manufacturer of biopesticides and related products. Prior to joining Safer, he served as Manager, Business Development, at Genetics Institute. Mr. Goldberg was also Founding President of the Massachusetts Biotechnology Council and served four terms as its President and as a Director from 1985 to 1997. He is currently a member of the Harvard Medical School Neuroscience Advisory Committee and he previously served as a member of the Beth Israel Deaconess Medical Center Research Advisory Committee of the board of directors. Mr. Goldberg received an A.B. from Harvard College, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

We believe that Mr. Goldberg is qualified to serve on our board of directors due to his business and financial experience as an executive and a venture investor in our industry.

David Poorvin, Ph.D., has served as a member of our board of directors since 2004. Dr. Poorvin is currently a member of the Board of Directors of Avaxia Biologics, Inc. and is President of his own consulting firm. He recently served as the Chief Business Officer at Avaxia Biologics and as an Executive-in-Residence at Oxford Bioscience Partners. At the end of 2003, Dr. Poorvin retired from Schering-Plough Corporation as Vice President of Business Development operations. Prior to spending 14 years in business development, Dr. Poorvin held the position of Director of Clinical Research at Schering-Plough from 1981 to 1989 and at Pfizer Pharmaceuticals from 1977 to 1981. Dr. Poorvin started his career at Lederle Laboratories from 1973 to 1977, where he directed preclinical research in the cardiovascular area. He served as a member of the board of directors of Repros Therapeutics Inc. from 2004 to 2009 and of Nucryst Pharmaceuticals from 2006 to 2009. He received a B.A. from Hunter College of the City University of New York and a Ph.D. from Rutgers University.

We believe that Dr. Poorvin is qualified to serve on our board of directors due to his business development and research experience in our industry.

Helmut M. Schühsler, Ph.D., has served as a member of our board of directors since September 2011 and from December 1998 until April 2000. Dr. Schühsler is a Managing Partner of TVM Capital. He has been with TVM since 1990, overseeing more than 80 investments in the life sciences sector during his tenure. Prior to joining TVM Capital, Dr. Schühsler worked in venture capital for Horizonte Venture Management. Previously he was an assistant professor for corporate finance at the Institute for Advanced Studies in Vienna. Dr. Schühsler currently serves as a member of the board of Max-Planck Innovation GmbH and is a member of the Selection Committee for the Technology Pioneers program and the Steering Committee of the Entrepreneurship and Successful Growth Research Program of the World Economic Forum and the advisory board of Evolvence India Life Science Fund, Hyderabad, India. From 2007 to 2008, Dr. Schühsler served as Chairman of the European Private Equity and Venture Capital Association. He also served as Chairman of the board of directors of Sequenom, Inc. from 1996 to 2003. Dr. Schühsler received a Ph.D. in the Social and Economic Sciences from the University of Economics in Vienna.

We believe that Dr. Schühsler is qualified to serve on our board of directors due to his business and financial experience as an investor in and a director of several companies in our industry.

Terry Vance has served as a member of our board of directors since June 2011. Mr. Vance is currently a Venture Partner with Saints Capital, a direct secondary investment fund and the Managing Member of EGS Healthcare, a late-stage venture capital fund that he co-founded in 2000. Before starting EGS Healthcare, Mr. Vance was a founding partner in Eagle Advisors, which provided strategic advice to emerging biotechnology companies. Prior to Eagle, Mr. Vance was an investment banker, first with Salomon Brothers and then with Goldman Sachs, where he was a vice president in the Capital Markets Division. Mr. Vance received an AB from Princeton University and an MBA from Stanford University.

We believe that Mr. Vance is qualified to serve on our board of directors due to his business and financial experience as an investor and as an investment banker in our industry.

Gregory L. Verdine, Ph.D., is a co-founder of Enanta and has served as a member of our board of directors since 1996. Dr. Verdine has been a Professor of Chemistry and Chemical Biology at Harvard University since 1998. Dr. Verdine received a B.S. in Chemistry from St. Joseph’s University and a Ph.D. in Chemistry from Columbia University. He was a National Institutes of Health Postdoctoral Fellow in Molecular Biology at the Massachusetts Institute of Technology and Harvard Medical School from 1986 to 1988.

We believe that Dr. Verdine is qualified to serve on our board of directors due to his research qualifications and experience and his knowledge of our company’s technology and our industry.

Board Composition and Election of Directors

Our board of directors is currently authorized to have             members. We expect that upon the closing of this offering, our board of directors will consist of                 directors. In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2013;

•	the class II directors will be , and their term will expire at the annual meeting of stockholders to be held in 2014; and

•	the class III directors will be , and their term will expire at the annual meeting of stockholders to be held in 2015.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our directors may be removed only for cause by the affirmative vote of the holders of 66 2/3% or more of our outstanding common stock.

Our board of directors has determined that                 of our directors,                 , are independent directors, as defined by the applicable NASDAQ Marketplace Rules. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Board Committees and Independence

Our board of directors has established an audit committee, a nominating and corporate governance committee and a compensation committee, each of which will operate, upon the closing of this offering, under a charter that has been approved by our board. The composition of each committee will be effective upon the closing of this offering.

Our board of directors has determined that all of the members of the audit committee, the compensation committee and the nominating and corporate governance committee, other than                 , are independent as defined under the NASDAQ Marketplace Rules, including, in the case of all the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

Audit Committee

The members of our audit committee are                 .                 chairs the audit committee. Upon the closing of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that                 is an “audit committee financial expert” as defined in applicable SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are                 .                 chairs the nominating and corporate governance committee. Upon the closing of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual self-evaluation by our board of directors.

Compensation Committee

The members of our compensation committee are                 .                 chairs the compensation committee. Upon the closing of this offering, our compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	reviewing and discussing annually with management our executive compensation disclosure, and the compensation committee report, required by SEC rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, www.enanta.com.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to consummation of this offering, limits our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation and bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements and court costs) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

In addition, we have entered into indemnification agreements with each of our directors and named executive officers, which also provide, subject to certain exceptions, for indemnification for related expenses, including, among others, reasonable attorney’s fees, judgments, fines and settlements incurred in any action or proceeding.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer (our only executive officers) during or with respect to the fiscal years ended September 30, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Jay R. Luly., Ph.D.	2011	412,540	331,870	35,208	4,888	784,506
Chief Executive Officer	2010	424,716	—	6,972	4,888	436,576
Yat Sun Or, Ph.D.	2011	319,757	200,034	80,679	4,888	605,358
Chief Scientific Officer	2010	312,285	—	43,619	4,888	360,792
Paul J. Mellett	2011	298,757	149,581	13,203	4,888	466,429
Chief Financial Officer	2010	284,051	—	2,615	4,888	291,554

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that we used to calculate these amounts are discussed in Note 14 to our financial statements appearing at the end of this prospectus.

(2)	Includes employer contributions under the company’s 401(k) plan of $4,000 for each of our executive officers in 2011 and 2010. Also includes company-paid premiums for long-term disability insurance, group term life insurance and accidental death and dismemberment insurance in the aggregate amount of $888 for each of our executive officers in 2011 and 2010.

Narrative Disclosure to Summary Compensation Table

Employment and Severance Agreements

We have entered into employment agreements with Dr. Luly and Mr. Mellett and a severance agreement with Dr. Or that provide for severance benefits if their employment is terminated under specified circumstances. For details regarding our obligations under such circumstances, please see “Potential Payments Upon Termination or Change in Control” below.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2011

The following table sets forth certain information concerning outstanding equity awards at fiscal year-end (September 30, 2011).

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Jay R. Luly, Ph.D.	3/19/2004	1,421,524	—		0.17	3/19/2014
Chief Executive Officer	7/1/2004	1,050,236	—		0.17	7/1/2014
	12/23/2004	62,500	—		0.17	12/23/2014
	6/23/2006	96,106	—		0.30	6/23/2016
	7/12/2007	287,240	—		0.69	7/12/2017
	7/11/2008	80,000	—		0.46	7/11/2018
	3/5/2009	80,000	—		0.35	3/5/2019
	5/25/2010	40,000	—		0.28	5/25/2020
	4/15/2011	—	80,000	(1)	0.59	12/31/2020
Yat Sun Or, Ph.D.	12/6/2001	21,000	—		0.60	12/6/2011
Chief Scientific Officer	3/19/2004	264,762	—		0.17	3/19/2014
	7/1/2004	525,118	—		0.17	7/1/2014
	12/23/2004	31,250	—		0.17	12/23/2014
	6/23/2006	48,053	—		0.30	6/23/2016
	7/12/2007	218,620	—		0.69	7/12/2017
	7/11/2008	60,000	—		0.46	7/11/2018
	3/5/2009	60,000	—		0.35	3/5/2019
	5/25/2010	30,000	—		0.28	5/25/2020
	6/18/2010	161,944	58,056	(2)	0.28	6/18/2020
	4/15/2011	—	60,000	(1)	0.59	12/31/2020
	6/17/2011	14,236	10,764	(2)	0.59	6/17/2021
	9/23/2011	52,777	47,223	(2)	0.59	9/23/2021
Paul J. Mellett	9/3/2003	363,180	—		0.17	9/3/2013
Chief Financial Officer	3/19/2004	63,274	—		0.17	3/19/2014
	7/1/2004	315,071	—		0.17	7/1/2014
	12/23/2004	18,750	—		0.17	12/23/2014
	6/23/2006	28,831	—		0.30	6/23/2016
	7/12/2007	126,172	—		0.69	7/12/2017
	7/11/2008	30,000	—		0.46	7/11/2018
	3/5/2009	30,000	—		0.35	3/5/2019
	5/25/2010	15,000	—		0.28	5/25/2020
	4/15/2011	—	30,000	(1)	0.59	12/31/2020

(1)	The options vest on December 31, 2011.

(2)	One half of the options vested on the grant date. The remaining options vest in equal monthly increments over thirty-six months beginning one month after the grant date.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with Dr. Luly and Mr. Mellett and a severance agreement with Dr. Or that provide for severance benefits if their employment is terminated under specified circumstances.

If Dr. Luly is terminated involuntarily without cause or constructively terminated within twelve months of a change in control transaction, such terms as defined in the agreements, he is entitled to the following: (i) a lump sum payment in an amount equal to the higher of (x) eighteen (18) months of his then current base salary or

(y) eighteen (18) months of his base salary immediately prior to the effective date of the change in control, (ii) a lump sum payment equal to the higher of (x) one hundred fifty percent (150%) of the last bonus earned prior to his termination or (y) one hundred and fifty percent (150%) of the last bonus earned prior to the effective date of the change in control, in each case annualized if he was employed for less than all of the year for which the applicable bonus is paid, and (iii) a continuation of benefit coverage for up to eighteen (18) months.

If either Mr. Mellett or Dr. Or are terminated involuntarily without cause or constructively terminated within twelve months of a change in control transaction, such terms as defined in the agreements, each are entitled to following: (i) a lump sum payment in an amount equal to the higher of (x) twelve (12) months of his then current base salary or (y) twelve (12) months of his base salary immediately prior to the effective date of the change in control, (ii) a lump sum payment equal to the higher of (x) his last bonus earned prior to his termination or (y) his last bonus earned prior to the effective date of the change in control, in each case pro-rated for the percentage of the fiscal year for which the applicable bonus is paid, and (iii) a continuation of benefit coverage for up to twelve (12) months.

If Dr. Luly is terminated involuntarily without cause other than in connection with a change in control transaction or if he voluntarily terminates his employment for good reason, such terms as defined in the agreements, he is entitled to the following: (i) a lump sum payment in an amount equal to twelve (12) months of his then current base salary and (ii) a lump sum payment in an amount equal to (x) fifty percent (50%) of his last annual bonus earned if termination occurs before the first of July or (y) one hundred percent (100%) of his last annual bonus earned if termination occurs on or after the first of July and (iii) continuation of benefit coverage for up to twelve (12) months.

If Mr. Mellett or Dr. Or are terminated involuntarily without cause other than in connection with a change in control transaction, such terms as defined in the agreements, each are entitled to the following: (i) a lump sum payment in an amount equal to six (6) months of his then current base salary and (ii) continuation of benefit coverage for up to six (6) months.

In addition, upon a change in control transaction, all shares underlying outstanding stock options held by Dr. Luly, Dr. Or and Mr. Mellett shall become immediately exercisable.

Director Compensation

The following table summarizes compensation paid to our non-employee directors during or with respect to the fiscal year ended September 30, 2011.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Ernst-Günter Afting, M.D., Ph.D.	20,000	12,598	(2)	—		32,598
Marc E. Goldberg	—	—	(3)	—		—
David Poorvin, Ph.D.	20,000	50,390	(4)	—		70,390
Helmut M. Schühsler, Ph.D.	—	—	(3)	—		—
Terry Vance	—	—	(3)	—		—
Gregory L. Verdine, Ph.D.	20,000	25,195	(5)	15,000	(6)	60,195

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the year computed in accordance with the provisions of ASC 718. The assumptions that we used to calculate these amounts are discussed in Note 14 to our financial statements appearing at the end of this prospectus.

(2)	As of September 30, 2011, Dr. Afting held 85,000 stock options, 66,250 of which were vested.

(3)	As of September 30, 2011, Messrs. Goldberg and Vance and Dr. Schühsler did not hold any stock options.

(4)	As of September 30, 2011, Dr. Poorvin held 190,000 stock options, 115,000 of which were vested.

(5)	As of September 30, 2011, Dr. Verdine held 110,000 stock options, 72,500 of which were vested.

(6)	We paid Dr. Verdine $15,000 in consulting fees in 2011 pursuant to a consulting agreement for advisory services in the field of chemistry, biology and drug discovery and development related to macrolides and antibiotics.

Director Compensation Policy

During 2011, we paid our non-employee directors who are not designated by any of the company’s venture investors as their representatives on the board of directors, Drs. Afting, Poorvin and Verdine, a retainer of $20,000 each as compensation for their service on the board of directors. Drs. Afting, Poorvin and Verdine also received options under our Amended and Restated 1995 Equity Incentive Plan, and we reimburse them for travel expenses incurred to attend board and committee meetings. We currently have no other formal arrangements under which our directors receive compensation for service to our board of directors or its committees.

Amended and Restated 1995 Equity Incentive Plan

We maintain the Amended and Restated 1995 Equity Incentive Plan (the 1995 Plan), pursuant to which                  shares of our common stock are reserved for grant to our employees, consultants and directors. Pursuant to the 1995 Plan, we may make grants of incentive stock options, nonstatutory stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units and other stock-based awards to our employees, consultants, and directors.

Our employees, consultants and directors are eligible to receive awards under the 1995 Plan. However, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to awards which may be granted to any participant under the 1995 Plan is                 per calendar year.

Pursuant to the terms of the 1995 Plan, our compensation committee administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options;

•	the exercise price of options; and

•

the number of shares of our common stock subject to and the terms of any stock appreciation rights, performance shares, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Our compensation committee has delegated authority to our Chief Executive Officer to grant awards under our 1995 Plan. The Chief Executive Officer has the power to make awards to all of our non-executive employees, subject to parameters established by our board of directors from time to time.

Upon the occurrence of a change in control of the company, the compensation committee in its discretion may, at the time an award is made or at any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise or realization of the award, (ii) provide for the purchase of the award upon the participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of the award had the award been currently exercisable or payable, (iii) adjust the terms of the award in a manner determined by the compensation committee to reflect the change in control, (iv) cause the award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the compensation committee may consider equitable and in the best interests of the company.

The board of directors may amend, suspend, alter, or terminate the 1995 Plan subject to any stockholder approval the board determines necessary or advisable. The compensation committee may amend, modify or terminate any awards granted under the 1995 Plan at any time, provided that a participant’s rights with respect to outstanding awards may not be impaired without their express written consent.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation” above, we describe transactions since January 1, 2009, to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest. We believe that all of these transactions were made on terms no less favorable to us than could have been obtained from unrelated third parties.

Participation Right

Pursuant to the terms of the Series G Preferred Stock Purchase Agreement by and between us, Abbott and the holders of our outstanding Series G-2 Convertible Preferred Stock, we are required to use our commercially reasonable efforts to cause the underwriters to allocate to Abbott or its permitted assignee for purchase common stock in this offering in an amount up to the lesser of (a) the result obtained by dividing $20 million by the initial per share offering price in this offering and (b) 19.9% of the issued and outstanding shares of our common stock immediately following the closing of this offering.

Term Note Financing

In October 2010, we entered into a note and warrant purchase agreement with existing investors, including TVM V Life Science Ventures GmbH & Co. KG and affiliated entities (“TVM”), certain funds managed by Advent International Corporation (“Advent”), OBP III-Holding LLC and affiliated entities (“OBP”), Private Equity Holding (Cayman) Ltd. and affiliated entities (“PEH”) and HBM Biomedicine (Cayman) Ltd. (“HBM”), to sell in one or more closings, term notes in the aggregate principal amount of up to $6,500,000. At closings in October and November 2010, we issued approximately $2,000,000 in aggregate principal amount of term notes, of which $544,888.81 in principal amount was held by TVM, $231,639.81 in principal amount was held by Advent, $486,247.62 in principal amount was held by OBP, $149,590.97 in principal amount was held by PEH and $225,408.31 in principal amount was held by HBM. The term notes bore interest at a rate of 5%, with principal and interest payable at the earlier of the stated maturity date of October 4, 2011 or, if elected by the note holders, upon receipt by the company of the next milestone payment under our agreement with Abbott (the “Abbott Milestone”). In conjunction with the note issuances, TVM, Advent, OBP, PEH and HBM also received warrants to purchase 544,888; 231,637; 486,245; 149,590; and 225,408 shares of Series 1 Nonconvertible Preferred Stock, respectively. These warrants, none of which have been exercised as of the date hereof, have an exercise price of $0.01 per share and may be exercised at any time on or before October 4, 2017.

Following the receipt by the company of the Abbott Milestone in December 2010, we repaid the $2,000,000 in aggregate principal amount plus accrued interest of $19,642 and the applicable premium of $1,036,360, of which $288,620.43 in accrued interest and premium was paid to TVM, $121,744.62 in accrued interest and premium was paid to Advent, $257,558.96 in accrued interest and premium was paid to OBP, $78,621.61 in accrued interest and premium was paid to PEH and $118,469.48 in accrued interest and premium was paid to HBM. The note and warrant purchase agreement was terminated in conjunction with this repayment and we have no ongoing obligations under the note and warrant purchase agreement other than to honor the terms of the outstanding warrants.

Registration Rights Agreement

We and the holders of our Series C, Series D, Series E, Series F and Series G Convertible Preferred Stock have entered into a registration rights agreement pursuant to which these stockholders will have, among other things, registration rights under the Securities Act with respect to common stock that they will hold following this offering. Upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock and convertible preferred stock will be converted into common stock. See “Description of Capital Stock-Registration Rights” for a further description of the terms of these agreements.

Voting Agreement

We have entered into a voting agreement with holders of our Series C, Series D and Series E Convertible Preferred Stock and certain other stockholders that contain agreements with respect to the election of our board of directors and its composition. All of our current directors were elected in accordance with the terms of this voting agreement. The voting agreement will terminate upon the closing of this offering.

Investor Rights Agreement

We have entered into an investor rights agreement with holders of our Series C, Series D and Series E Convertible Preferred Stock that contain covenants requiring us to, among other things, furnish them certain information (including financial information and notice of litigation or certain defaults with respect to outstanding indebtedness); maintain adequate insurance; comply with applicable laws, obtain appropriate licenses and permits; and limit transactions with our affiliates. Pursuant to the investor rights agreement, we also granted the holders of our Series C, Series D and Series E Convertible Preferred Stock a right of first refusal to purchase, pro rata, all (or any part) of any new securities, as defined therein, that we may, from time to time, propose to sell. The shares of common stock that we are offering pursuant to this prospectus are not new securities under the investor rights agreement. The investor rights agreement will terminate upon the closing of this offering.

Stock Restriction Agreement

We have entered into a stock restriction agreement with certain of our founders, each of whom hold shares of our common stock and/or convertible preferred stock, and holders of our Series C, Series D and Series E Convertible Preferred Stock that prohibits those founders from transferring any shares of our capital stock without first making an offer to us to purchase the shares on the same terms and conditions of the proposed transfer. If we do not elect to purchase all of the offered shares, the holders of our Series D and Series E Convertible Preferred Stock have the right to purchase their pro rata portion of any such shares. Holders of our Series C, Series D and Series E Convertible Preferred Stock also have a right to participate in the sale of shares by a founder to a proposed transferee pursuant to the terms of the stock restriction agreement. The stock restriction agreement will terminate upon the closing of this offering.

Consulting Agreements

We have entered into a consulting agreement for advisory services in the field of chemistry, biology and drug discovery and development related to macrolides and antibiotics with Dr. Verdine, who currently serves as a member of our board of directors. Upon execution of the agreement in 2004, Dr. Verdine received a payment of $17,500. In addition, he receives a consulting retainer of $15,000 per year and reimbursement for travel and related expenses. During each of 2009, 2010 and 2011, Dr. Verdine received consulting fees of $15,000.

Executive Compensation and Employment Agreements

For a description of the compensation arrangements we have with our executive officers, see “Executive Compensation-Employment and Severance Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, executive officers. The indemnification agreements and our certificate of incorporation in effect upon the closing of this offering will require us to indemnify our directors to the fullest extent permitted by Delaware law. For more information regarding these indemnification agreements, see “Management-Limitations on Liability and Indemnification of Directors and Officers.”

Review, Approval or Ratification of Transactions with Related Parties

Prior to the closing of this offering, our board of directors will adopt written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Executive Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (iii) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2012 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The percentage of shares beneficially owned before the offering is computed on the basis of 55,097,031 shares of our common stock outstanding as of June 30, 2012, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 50,241,295 shares of common stock.

The percentage of shares beneficially owned after the offering is based on                  shares of our common stock to be outstanding after the offering, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 50,241,295 shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock that a person has the right to acquire within 60 days of June 30, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Except as otherwise indicated in the footnotes below, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the footnotes below, the address of the beneficial owner is c/o Enanta Pharmaceuticals, Inc., 500 Arsenal Street, Watertown, MA 02472.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
TVM V Life Science Ventures GmbH & Co. KG and affiliated entities(1)	10,340,436	18.77%	10,340,436
OBP III - Holdings LLC and affiliated entities (2)	8,643,745	15.69%	8,643,745
Shionogi & Co., Ltd.(3)	6,894,966	12.51%	6,894,966
Abbott Laboratories(4)	4,620,764	8.39%	4,620,764
Advent Health Care and Life Sciences II Limited Partnership and affiliated entities(5)	3,937,331	7.15%	3,937,331
HBM Biomedicine (Cayman) Ltd.(6)	3,918,793	7.11%	3,918,793
Private Equity Holding (Cayman) Ltd. and affiliated entity(7)	3,280,726	5.95%	3,280,726
Directors and Named Executive Officers:
Jay R. Luly, Ph.D.(8)	3,197,606	5.49%	3,197,606
Yat Sun Or, Ph.D.(9)	1,662,719	2.95%	1,662,719
Paul J. Mellett(10)	1,020,281	1.82%	1,020,281
Ernst-Günter Afting, M.D., Ph.D.(11)	217,914	*	217,914
Marc E. Goldberg(12)	2,605,260	4.73%	2,605,260
David Poorvin, Ph.D.(13)	165,000	*	165,000
Helmut M. Schühsler, Ph.D.(14)	10,340,436	18.77%	10,340,436
Terry Vance(15)	0	*	0
Gregory L. Verdine, Ph.D.(16)	97,500	*	97,500
All directors and executive officers as a group (9 persons)(17)	19,306,716	31.66%	19,306,716

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Consists of (i) 2,254,324 shares beneficially owned by TVM IV GmbH & Co. KG (“TVM IV”) for which Friedrich Bornikoel, Hans Schreck, Alexandra Goll, and Helmut Schühsler, members of the investment committee of TVM IV, share voting and investment authority, and each of whom disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of each of these individuals is c/o TVM IV GmbH & Co. KG, Maximilianstrasse 35C, 80539 Munich, Germany; (ii) 1,686,855 shares beneficially owned by TVM Medical Ventures GmbH & Co. KG (“TVM Medical”) for which Alexandra Goll and Helmut Schühsler, members of the investment committee of TVM Medical, share voting and investment authority, and each of whom disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of each of these individuals is c/o TVM Medical Ventures GmbH & Co. KG, Maximilianstrasse 35C, 80539 Munich, Germany; and (iii) 6,399,257 shares beneficially owned by TVM V Life Science Ventures GmbH & Co. KG (“TVM V”) for which Hubert Birner, Mark Cipriano, Stefan Fischer, Alexandra Goll, Axel Polack and Helmut Schühsler, members of the investment committee of TVM V, share voting and investment authority over the shares held by TVM V, and each of whom disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of each of these individuals is c/o TVM V Life Science Ventures GmbH & Co. KG, Maximilianstrasse 35C, 80539 Munich, Germany.

(2)	Consists of (i) 81,587 shares (“mRNA shares”) beneficially owned by mRNA – Holdings LLC (“mRNA”) for which mRNA Fund L.P. (“mRNA LP”) and Saints Capital Granite, L.P. (“Saints LP”), as members of mRNA, mRNA Partners, L.P, (“mRNA Partners”), as the general partner of mRNA LP, Saints Capital Granite, LLC (“Saints LLC”), as the general partner of Saints LP, each of Jonathan Fleming (“Fleming”) and Alan Walton (“Walton”), as the individual general partners of mRNA Partners, and each of Scott Halsted (“Halsted”), David P. Quinlivan (“Quinlivan”), and Kenneth B. Sawyer (“Sawyer”), as the individual managers of Saints LLC, may be deemed to beneficially own the mRNA shares. Each of Fleming, Walton, Sawyer, Quinlivan, and Halsted disclaims beneficial ownership of the shares referred herein except to the extent of their pecuniary interest therein, if any; (ii) 701,046 shares (“OBP (A) III Shares”) beneficially owned by OBP (Adjunct) III – Holdings LLC (“OBP (A) III”) for which Oxford Bioscience Partners (Adjunct) III L.P. (“OBP LP”) and Saints LP, as members of OBP (A) III, OBP Management III L.P, (“OBP Management III”), as the general partner of OBP LP, Saints LLC, as the general partner of Saints LP, each of Fleming and Walton, as the individual general partners of OBP Management III, and each of Halsted, Quinlivan, and Sawyer, as the individual managers of Saints LLC, may be deemed to beneficially own the OBP (A) III shares. Each of Fleming, Walton, Sawyer, Quinlivan, and Halsted disclaims beneficial ownership of the shares referred herein except to the extent of their pecuniary interest therein, if any; (iii) 980,292 shares (“OBP (B) III Shares”) beneficially owned by OBP (Bermuda) III – Holdings LLC (“OBP (B) III”) for which Oxford Bioscience Partners (Bermuda) III L.P. (“OBP (B) LP”) and Saints LP, as members of OBP (B) III, OBP Management (Bermuda) III L.P. (“OBP Management (B) III”), as the general partner of OBP (B) LP, Saints LLC, as the general partner of Saints LP, each of Fleming and Walton, as the individual general partners of OBP Management (B) III, and each of Halsted, Quinlivan, and Sawyer, as the individual managers of Saints LLC, may be deemed to beneficially own the OBP (B) III shares. Each of Fleming, Walton, Sawyer, Quinlivan, and Halsted disclaims beneficial ownership of the shares referred herein except to the extent of their pecuniary interest therein, if any; and (iv) 6,880,820 shares (“OBP III Shares”) beneficially owned by OBP III – Holdings LLC (“OBP III”) for which Oxford Bioscience Partners III L.P. (“OBP LP”) and Saints LLC, as members of OBP III, OBP Management III, as the general partner of OBP LP, Saints LLC, as the general partner of Saints LP, each of Fleming and Walton, as the individual general partners of OBP Management III, and each of Halsted, Quinlivan, and Sawyer, as the individual managers of Saints LLC, may be deemed to beneficially own the OBP III Shares. Each of Fleming, Walton, Sawyer, Quinlivan, and Halsted disclaims beneficial ownership of the shares referred herein except to the extent of their pecuniary interest therein, if any. The address of each of these individuals is c/o Saints Capital Services, LLC, 728A Liggett Avenue, San Francisco, California 94129.

(3)	Voting and investment power over the shares held by Shionogi & Co., Ltd. is exercised by its Representative Directors (i.e., Motozo Shiono and Isao Teshirogi) or General Manager of Finance & Accounting Department (i.e., Yuji Hosogai) . The address of Shionogi & Co., Ltd. and the individuals listed above is c/o Shionogi & Co., Ltd. 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan.

(4)	Voting and investment power over the shares held by Abbott Laboratories is exercised by its board of directors, which includes Robert J. Alpern, Roxanne S. Austin, Sally Blount, W. James Farrell, Edward M. Liddy, Nancy McKinstry, Phebe N. Novakovic, William A. Osborn, Samuel C. Scott III, Glenn F. Tilton and Miles D. White. The address of Abbott Laboratories and the individuals listed above is c/o Abbott Laboratories, Dept 364, Bldg. AP6D, 100 Abbott Park Road, Abbott Park, Illinois 60064-6400.

(5)	Consists of (i) 3,509,210 shares held by Advent Healthcare and Life Sciences II Limited Partnership; (ii) 273,579 shares held by Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG; (iii) 77,271 shares held by Advent Partners HLS II Limited Partnership; and (iv) 77,271 shares held by Advent Partners Limited Partnership. Advent International Corporation is the General Partner of Advent International Limited Partnership, which is the general partner of Advent Partners HLS II Limited Partnership, Advent Partners Limited Partnership, Advent Healthcare and Life Sciences II Limited Partnership and is the managing limited partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by the funds managed by Advent International Corporation, a group of individuals currently composed of Richard F. Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.

(6)	Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. consists of John Arnold, Sophia Harris, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to the shares. The address for HBM Healthcare Investments (Cayman) Ltd. and each of the individuals listed above is Centennial Towers, Suite 305, 2454 West Bay Road, Grand Cayman, Cayman Islands, B.V.I.

(7)	Consists of (i) 552,117 shares beneficially owned by Private Equity Co-Finance; and (ii) 2,728,609 shares beneficially owned by Private Equity Holding Cayman. Voting and investment power over the shares held by Private Equity Co-Finance and Private Equity Holding Cayman is exercised by its directors, which includes Gwendolyn McLaughlin, Nicholas Swartz, Andrew Tyson and Riekele Gorter. The address of Private Equity Co-Finance and Private Equity Holding Cayman and the individuals listed above is c/o Private Equity Co-Finance/Private Equity Holding Cayman. P.O. Box 847, George Town, KY1-1103, Grand Cayman.

(8)	Consists of 3,197,606 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(9)	Consists of (i) 344,762 shares of common stock and (ii) 1,317,957 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(10)	Consists of 1,020,281 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(11)	Consists of (i) 139,164 shares of common stock and (ii) 78,750 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(12)	Consists of 2,605,260 shares beneficially owned by BioVentures Investors Limited Partnership II, for which Mr. Goldberg may be deemed to share voting and investment control. Mr. Goldberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(13)	Consists of 165,000 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(14)	Reflects securities beneficially owned by TVM IV GmbH & Co. KG; TVM Medical Ventures GmbH & Co. KG; and TVM V Life Science as set forth in footnote 1, for which Dr. Schühsler may be deemed to share voting and investment control. Dr. Schühsler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(15)	Excludes 8,643,745 shares held by OBP III – Holdings LLC and affiliated entities. Mr. Vance is a Venture Partner of Saints Capital an affiliated entity of OBP III – Holdings LLC and does not have voting or investment control over these shares.

(16)	Consists of 97,500 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date.

(17)	Consists of (i) 13,429,622 shares of common stock and (ii) 5,877,094 shares of common stock underlying options that are exercisable as of June 30, 2012 or will become exercisable within 60 days after such date. As to disclaimers of beneficial ownership, see footnotes 12, 14 and 15 above.

DESCRIPTION OF CAPITAL STOCK

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

The following is a summary of our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, the registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering authorizes us to issue up to                 shares of common stock, par value $0.01 per share, and                 shares of preferred stock, par value $0.01 per share, of which 1,999,989 shares will be designated Series 1 Nonconvertible Preferred Stock and                 shares of preferred stock will be undesignated. No shares of preferred stock will be issued or outstanding immediately after this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, including the Series 1 Nonconvertible Preferred Stock and any preferred stock which we may designate in the future. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

As of June 30, 2012, based on 4,855,736 shares of common stock then outstanding and assuming the conversion of all of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of common stock upon the closing of this offering, the issuance of                 shares of common stock in this offering at a price per share equal to the initial public offering price (which assumes an initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus), and assuming no exercise of options or warrants, there would have been                 shares of common stock outstanding upon the closing of this offering.

As of June 30, 2012, we had approximately                  record holders of our common stock, assuming the conversion of all of our outstanding shares of our redeemable convertible preferred stock and convertible preferred stock into an aggregate of 50,241,295 shares of common stock upon the closing of this offering.

Preferred Stock

Series 1 Nonconvertible Preferred Stock. Holders of Series 1 Nonconvertible Preferred Stock are not entitled to receive notice of, to attend, or to vote at any meeting of the stockholders. In any case in which the General Corporation Law of the State of Delaware requires that holders of Series 1 Nonconvertible Preferred Stock be entitled to vote at any meeting of stockholders, such holders will be entitled to vote as a class, separately from any other class or series of capital stock and will be entitled to one vote per share. All outstanding shares of Series 1 Nonconvertible Preferred Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding up of the affairs of the company, the Series 1 Nonconvertible Preferred Stock will have priority over the holders of common stock and any other series of stock that we may designate in the future, and shall be entitled to $1.00 per share to be paid first out of any assets of the company available for distribution. With the approval of a majority of the outstanding shares of the Series 1 Nonconvertible Preferred Stock, we may call for redemption shares of Series 1 Nonconvertible Preferred Stock at a cash redemption price equal to $1.00 per share. Holders of Series 1 Nonconvertible Preferred Stock have no preemptive, conversion or subscription rights, and there are no sinking fund provisions applicable to the Series 1 Nonconvertible Preferred Stock.

As of June 30, 2012, we had outstanding warrants to purchase 1,999,989 shares of Series 1 Nonconvertible Preferred Stock at an exercise price of $0.01 per share that expire on October 4, 2017. No shares of Series 1 Nonconvertible Preferred Stock were outstanding as of June 30, 2012.

Undesignated Preferred. Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock that are currently undesignated.

Stock Options

As of June 30, 2012, options to purchase 7,668,698 shares of our common stock at a weighted average exercise price of $0.48 per share were outstanding under our Amended and Restated 1995 Equity Incentive Plan.

Warrants

As of June 30, 2012, we had outstanding warrants to purchase a total of (i) 12,500 shares of our Series E Convertible Preferred Stock at an exercise price of $2.51 per share and (ii) 1,999,989 shares of Series 1 Nonconvertible Preferred Stock at an exercise price of $0.01 per share. Of these warrants, warrants to purchase 12,500 shares of Series E Preferred Stock expire on December 31, 2012, and warrants to purchase 1,999,989 shares of Series 1 Preferred Stock expire on October 4, 2017. Upon the closing of this offering, the Series E Preferred Stock warrants will become exercisable for an aggregate of 16,447 shares of our common stock at an exercise price of $1.91 per share. The Series 1 Nonconvertible Preferred Stock warrants will remain exercisable for an aggregate of 1,999,989 shares of Series 1 Nonconvertible Preferred Stock following this offering. The expiration date of any of these warrants may not be extended without our consent.

Registration Rights

As of June 30, 2012, the holders of                 shares of common stock, assuming the conversion of our redeemable convertible preferred stock, are entitled to certain registration rights with respect to these securities pursuant to our registration rights agreement, as amended to date.

Demand Rights. Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale-Lock-up Agreements,” subject to specified limitations, the holders of at least fifty percent (50%) of                 shares of common stock deemed registrable securities, including                 shares issuable upon conversion of our Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock (including shares issuable upon exercise of warrants to purchase Series E Preferred Stock), Series F Preferred Stock and Series G Preferred Stock, may require that we register all or a portion of these securities for sale under the Securities Act. Any such request may be made six months or more after the closing of this offering if at least 20% of the then registrable securities are sought to be registered or if the expected price to the public of the securities requested to be registered equals or exceeds $10.0 million in the aggregate. We may be required to effect three such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice of the registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Incidental Rights. If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our securities under the Securities Act for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans; or

•	a registration relating solely to a business combination or merger involving us;

the holders of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 Rights. In addition, the holders of these registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, provided that we are eligible to use this form. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered is expected to exceed $2.0 million. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, or by the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

NASDAQ Global Market

We are applying to list our common stock on The NASDAQ Global Market under the symbol “ENTA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock, and a liquid public market for our common stock may not develop or be sustained after this offering. If a public market does develop, future sales of substantial amounts of shares of our common stock, including shares issued upon exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or could impair our ability to raise capital through the sale of equity securities in the future.

As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, we cannot assure you that there will be an active market for our common stock.

Upon the closing of this offering, we will have outstanding                  shares of our common stock based on the number of shares outstanding as of June 30, 2012. This includes                  shares that we are selling in this offering, which shares may be resold in the public market immediately following this offering, and assumes no exercise by the underwriters of their over-allotment option and no exercise of outstanding options.

The                  shares of common stock that were not offered and sold in this offering are, or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Comment
Date of prospectus		Excludes shares of our common stock sold in this offering which may be resold immediately following this offering
91 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144
181 days after date of prospectus		Lock-up released*; shares can be sold under Rule 144

*	See “Lock-Up Agreements and Market Standoff Provisions” below. The lock-up period may be extended or shortened in certain circumstances and J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, in their sole discretion may, at any time and without prior notice, release all or any portion of the shares from the restrictions in any of these agreements.

Rule 144

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

Affiliate Resales of Restricted Securities

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Standoff Provisions

We and each of our directors and executive officers and certain holders of our outstanding common stock and preferred stock, who collectively own approximately                  shares of our common stock on an as-converted basis, based on shares outstanding as of June 30, 2012, have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•

make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.

In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain customary exceptions. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, at any time, release all or any portion of the shares from these restrictions.

The lock-up restrictions, specified exceptions and the circumstances under which the lock-up period may be extended are described in more detail under “Underwriting.”

Registration Rights

Upon the closing of this offering, certain holders of shares of our common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock-Registration Rights” for additional information.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after our initial public offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock, but is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto. Except where noted, this discussion deals only with common stock that is purchased by a non-U.S. holder pursuant to this offering and is held as a capital asset by the non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is for U.S. federal income tax purposes any of the following:

•	a nonresident alien individual;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia;

•	an estate other than one the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust other than a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons having the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold common stock and partners in such partnerships should consult their respective tax advisors with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of common stock. If you are an individual, you may, in many cases, be deemed to be a resident alien by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days you are present in the U.S. during the current calendar year, one-third of the days you were present in the U.S. in the immediately preceding year, and one-sixth of the days you were present in the U.S. in the second immediately preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates and certain former citizens or long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any U.S. federal tax consequences other than income and estate tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF SECURITIES PURSUANT TO THIS OFFERING ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICATION OF OTHER FEDERAL TAX LAWS, FOREIGN, STATE AND LOCAL TAX LAWS, AND TAX TREATIES.

Distributions on Our Common Stock

Distributions in cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock, as described below.

We do not intend to pay cash dividends on our common stock for the foreseeable future. In the event that we do make distributions on our common stock, amounts paid to a non-U.S. holder of common stock that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide a valid Internal Revenue Service (“IRS”) Form W-8BEN or other successor form certifying qualification for the reduced rate. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provided certification to us or our paying agent, either directly or through intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other applicable form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will generally be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on the earnings and profits attributable to its effectively connected income.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless:

•

the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “relevant period”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident and, in the case of non-U.S. holders taxed as corporations, the branch profits tax described above.

Unless an applicable treaty provides otherwise, gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a U.S. real property holding corporation, or USRPHC, if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

We believe that we are not, and currently do not anticipate becoming, a USRPHC. However, there can be no assurance that our current analysis is correct or that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is “regularly traded on an established securities market,” within the meaning of applicable Treasury regulations, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at some time during the relevant period.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require payors who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his/her/its taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his/her/its returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding provided the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign entity (other than a financial institution) unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Although these rules currently apply to applicable payments made after December 31, 2012, recently proposed U.S. Treasury Regulations provide that such withholding would generally apply only to dividends paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2015. These proposed regulations will not be effective until they are issued in their final form, and, as of the date hereof, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Investors are encouraged to consult with their own tax advisors regarding the possible impact of these rules on their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Leerink Swann LLC
JMP Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any such transaction described in (i) or (ii) is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder; any options exercisable for common stock granted under company stock plans in the ordinary course of business consistent with past practice; and any shares of our common stock issued upon the exercise of options granted under company stock plans or outstanding warrants. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, shareholders, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on The NASDAQ Global Market under the symbol “ENTA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

Each underwriter has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Edwards Wildman Palmer LLP. Nathaniel S. Gardiner, Esq., a partner of Edwards Wildman Palmer LLP, is our corporate secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The financial statements as of September 30, 2010 and 2011 and for each of the two years in the period ended September 30, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.enanta.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Enanta Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, comprehensive income, changes in redeemable and convertible preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Enanta Pharmaceuticals, Inc. at September 30, 2010 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We previously concluded that there was substantial doubt about the Company’s ability to continue as a going concern. As discussed in Notes 1 and 21 to the financial statements, the preferred stockholders subsequently amended the preferred stock redemption rights, which we have concluded removes that substantial doubt.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

January 18, 2012, except for the change in the presentation of comprehensive income discussed in Note 2 and the disclosure regarding the Company’s ability to continue as a going concern discussed in the third paragraph of Note 1 and Note 21 to the financial statements, as to which the date is August 30, 2012

ENANTA PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30,		June 30, 2012	Pro Forma June 30, 2012
	2010	2011
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$466	$6,837	$3,961	$3,961
Short-term marketable securities	—	16,492	42,803	42,803
Accounts receivable	10	261	1,973	1,973
Unbilled receivables	—	—	1,516	1,516
Restricted cash	—	1,140	—	—
Prepaid expenses and other current assets	96	369	528	528

Total current assets	572	25,099	50,781	50,781
Property and equipment, net	590	534	539	539
Long-term marketable securities	—	—	1,662	1,662
Restricted cash	1,140	436	436	436
Other assets	110	27	908	908

Total assets	$2,412	$26,096	$54,326	$54,326

Liabilities, Redeemable and Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$508	$566	$833	$833
Accrued expenses	3,059	1,583	3,089	3,089
Deferred revenue	432	—	—	—

Total current liabilities	3,999	2,149	3,922	3,922
Warrant liability	27	1,993	2,004	1,982
Other long-term liabilities	—	—	702	702

Total liabilities	4,026	4,142	6,628	6,606

Commitments and contingencies (Note 16)
Redeemable convertible preferred stock (Series C, D, E, F, G-1 and G-2); $0.01 par value; 45,421,288 shares authorized, 43,115,343 shares issued and outstanding at September 30, 2010 and 2011 and June 30, 2012 (unaudited); aggregate liquidation preference of $153,915 and $157,792 at September 30, 2011 and June 30, 2012 (unaudited), respectively; no shares issued or outstanding pro forma (unaudited)	148,134	153,588	157,623	—
Convertible preferred stock (Series A and B); $0.01 par value; 566,450 shares authorized, issued and outstanding at September 30, 2010 and 2011 and June 30, 2012 (unaudited); aggregate liquidation preference of $327 at September 30, 2011 and June 30, 2012 (unaudited); no shares issued or outstanding pro forma (unaudited)	327	327	327	—
Stockholders’ equity (deficit):
Common stock; $0.01 par value; 70,000,000 shares authorized; 5,212,875, 5,283,748 and 5,755,736 shares issued and 4,902,875, 4,383,748 and 4,855,736 shares outstanding at September 30, 2010 and 2011 and June 30, 2012 (unaudited), respectively; 55,997,031 shares issued and 55,097,031 shares outstanding pro forma (unaudited)	52	53	57	560
Additional paid-in capital	—	—	—	157,469
Treasury stock, at par value; 310,000 shares at September 30, 2010, 900,000 shares at September 30, 2011 and June 30, 2012 (unaudited)	(3)	(9)	(9)	(9)
Accumulated other comprehensive loss	—	(1)	(15)	(15)
Accumulated deficit	(150,124)	(132,004)	(110,285)	(110,285)

Total stockholders’ equity (deficit)	(150,075)	(131,961)	(110,252)	47,720

Total liabilities, redeemable and convertible preferred stock and stockholders’ equity (deficit)	$2,412	$26,096	$54,326	$54,326

The accompanying notes are an integral part of these financial statements.

ENANTA PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Revenue	$22,763	$41,882	$41,882	$39,848
Operating expenses:
Research and development	9,716	11,547	8,618	10,860
General and administrative	6,105	5,036	3,834	3,530

Total operating expenses	15,821	16,583	12,452	14,390

Income from operations	6,942	25,299	29,430	25,458
Other income (expense):
Interest income	14	83	64	77
Interest expense	—	(3,161)	(3,161)	—
Change in fair value of warrant liability	482	(686)	(698)	(11)
Therapeutic tax credit	—	750	714	—
Gain on embedded derivative	—	670	670	—
Other income (expense), net	309	355	280	(73)

Total other income (expense), net	805	(1,989)	(2,131)	(7)

Income before income tax	7,747	23,310	27,299	25,451
Income tax benefit	157	—	—	—

Net income	7,904	23,310	27,299	25,451
Accretion of redeemable convertible preferred stock to redemption value	(5,452)	(5,454)	(4,079)	(4,035)
Net income allocable to participating securities	(2,236)	(16,291)	(21,146)	(19,606)

Net income allocable to common stockholders	$216	$1,565	$2,074	$1,810

Net income per share allocable to common stockholders:
Basic	$0.04	$0.32	$0.42	$0.39
Diluted	$0.04	$0.31	$0.40	$0.35
Weighted average shares outstanding:
Basic	4,873,295	4,823,966	4,925,923	4,637,534
Diluted	6,746,450	8,004,846	7,985,492	10,501,914
Pro forma net income per share allocable to common stockholders (unaudited):
Basic		$0.42		$0.46
Diluted		$0.40		$0.42
Pro forma weighted average common shares outstanding (unaudited):
Basic		55,065,261		54,878,829
Diluted		58,246,141		60,744,486

The accompanying notes are an integral part of these financial statements.

ENANTA PHARMACEUTICALS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Net income	$7,904	$23,310	$27,299	$25,451

Other comprehensive income (loss):
Net unrealized gains (losses) on marketable securities	—	(1)	5	(14)

Total other comprehensive income (loss)	—	(1)	5	(14)

Comprehensive income	$7,904	$23,309	$27,304	$25,437

The accompanying notes are an integral part of these financial statements.

ENANTA PHARMACEUTICALS, INC.

STATEMENTS OF CHANGES IN REDEEMABLE AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series C, D, E, F and G Redeemable Convertible Preferred Stock		Series A and B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Compre- hensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Par Value		Shares	Amount
Balance at September 30, 2009	43,115,343	$142,682	566,450	$327	5,168,970	$52	$—	(310,000)	$(3)	$—	$(152,850)	$(152,801)
Exercise of stock options	—	—	—	—	43,905	—	15			—	—	15
Compensation expense related to stock options	—	—	—	—	—	—	259	—	—	—	—	259
Accretion of redeemable convertible preferred stock to redemption value	—	5,452	—	—	—	—	(274)	—	—	—	(5,178)	(5,452)
Net income	—	—	—	—	—	—	—	—	—	—	7,904	7,904

Balance at September 30, 2010	43,115,343	148,134	566,450	327	5,212,875	52	—	(310,000)	(3)	—	(150,124)	(150,075)
Exercise of stock options	—	—	—	—	70,873	1	33			—	—	34
Restricted common stock forfeited by former employees	—	—	—	—	—	—	6	(590,000)	(6)	—	—	—
Compensation expense related to stock options	—	—	—	—	—	—	225	—	—	—	—	225
Accretion of redeemable convertible preferred stock to redemption value	—	5,454	—	—	—	—	(264)	—	—	—	(5,190)	(5,454)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	—	—	—	—	—	23,310	23,310

Balance at September 30, 2011	43,115,343	153,588	566,450	327	5,283,748	53	—	(900,000)	(9)	(1)	(132,004)	(131,961)
Exercise of stock options					471,988	4	122					126
Compensation expense related to stock options	—	—	—	—	—	—	181	—	—	—	—	181
Accretion of redeemable convertible preferred stock to redemption value	—	4,035	—	—	—	—	(303)	—	—	—	(3,732)	(4,035)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(14)		(14)
Net income	—	—	—	—	—	—	—	—	—	—	25,451	25,451

Balance at June 30, 2012 (unaudited)	43,115,343	$157,623	566,450	$327	5,755,736	$57	$—	(900,000)	$(9)	$(15)	$(110,285)	$(110,252)

The accompanying notes are an integral part of these financial statements.

ENANTA PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Cash flows from operating activities
Net income	$7,904	$23,310	$27,299	$25,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	553	499	377	133
Non-cash interest expense	—	2,059	2,059	—
Change in fair value of warrant liability	(482)	686	698	11
Gain on embedded derivative	—	(670)	(670)	—
Stock-based compensation expense	259	225	153	181
(Gain) loss on disposal of property and equipment	2	(7)	—	(63)
Amortization of premium on marketable securities	—	317	210	361
Change in operating assets and liabilities:
Accounts receivable	(6)	(251)	(215)	(1,712)
Unbilled receivables	—	—	—	(1,516)
Prepaid expenses and other current assets	65	(273)	(438)	(159)
Accounts payable	181	58	511	(65)
Accrued expenses	1,765	(1,120)	(1,596)	1,001
Other long-term liabilities	(275)	(356)	(267)	702
Deferred revenue	(20,036)	(432)	(432)	—
Other assets	(105)	(26)	(30)	—

Net cash provided by (used in) operating activities	(10,175)	24,019	27,659	24,325

Cash flows from investing activities
Purchases of property and equipment	(37)	(445)	(279)	(141)
Proceeds from sales of property and equipment	—	9	—	66
Purchases of marketable securities	(603)	(33,574)	(30,228)	(46,248)
Sales of marketable securities	2,303	16,764	3,000	14,050
Maturities of marketable securities	—	—	6,000	3,850
Change in restricted cash	—	(436)	(436)	1,140

Net cash provided by (used in) investing activities	1,663	(17,682)	(21,943)	(27,283)

Cash flows from financing activities
Proceeds from issuance of convertible notes	—	2,000	2,000	—
Repayment of convertible notes	—	(2,000)	(2,000)	—
Payments of capital lease obligations	(7)	—	—	—
Proceeds from exercise of stock options	15	34	19	126
Payments of initial public offering costs	—	—	—	(44)

Net cash provided by financing activities	8	34	19	82

Net increase (decrease) in cash and cash equivalents	(8,504)	6,371	5,735	(2,876)
Cash and cash equivalents at beginning of period	8,970	466	466	6,837

Cash and cash equivalents at end of period	$466	$6,837	$6,201	$3,961

Supplemental disclosure of cash flow information:
Cash paid for interest	$53	$1,056	$1,056	$—
Cash paid for (received from) income taxes	$(157)	$—	$—	$—
Supplemental disclosure of noncash financing activities:
Accretion of redeemable convertible preferred stock to redemption value	$5,452	$5,454	$4,079	$4,035
Deferred initial public offering costs included in accounts payable and accrued expenses	$—	$—	$—	$837

The accompanying notes are an integral part of these financial statements.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Nature of the Business and Basis of Presentation

Enanta Pharmaceuticals, Inc. (the “Company”), incorporated in Delaware in 1995, is a research and development focused biotechnology company that uses its chemistry-driven approach and drug discovery capabilities to create small molecule drugs in the infectious disease field. The Company is developing novel protease, NS5A, cyclophilin and nucleotide polymerase inhibitors targeted against the hepatitis C virus (“HCV”). Additionally, the Company has created a new class of macrolide antibiotics known as Bicyclolides that overcomes bacterial resistance. Antibacterial focus areas include “superbugs,” respiratory tract infections, and intravenous and oral treatments for hospital and community Methicillin-resistant Staphylococcus aureus (“MRSA”).

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, dependence on collaborative arrangements, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance reporting capabilities.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company had an accumulated deficit of $110,285 as of June 30, 2012 (unaudited) and may be required to obtain additional capital. As of January 18, 2012, when the Company’s financial statements for the year ended September 30, 2011 were first issued, the rights of the Company’s preferred stock required the Company to redeem, at the election of the holders, $136,415 of that stock during the year ending September 30, 2012. As of January 18, 2012, those preferred stock redemption obligations and the Company’s net capital deficiency raised substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 21, on August 30, 2012, the preferred stockholders amended the rights of the preferred stock, in part, to extend the first required redemption date to December 31, 2013. Additionally, during the nine months ended June 30, 2012 (unaudited), the Company received an upfront cash payment of $34,442 under a collaboration agreement. As a result, as of August 30, 2012, there is no longer substantial doubt regarding the Company’s ability to continue as a going concern through September 30, 2012.

The Company is seeking to complete an initial public offering of its common stock. Upon a successful qualified public offering with gross proceeds of not less than $25,000, subject to certain terms, the Company’s outstanding redeemable convertible preferred stock and convertible preferred stock will automatically convert into shares of common stock. In the event the Company does not complete an initial public offering, the Company may seek additional funding through private financings, or through existing or new collaboration agreements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborative arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies or product candidates. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs or commercialization efforts, which could adversely affect its business prospects, and may not have sufficient funds to redeem its outstanding preferred stock when it becomes due.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, management’s judgments of separate units of account and best estimate of selling price of those units of accounting within its revenue arrangements; the valuation of common stock, warrants, embedded derivatives and stock-based awards; the useful lives of property and equipment; and the accounting for income taxes, including uncertain tax positions and the valuation of net deferred tax assets. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2012, statements of operations, of comprehensive income and of cash flows for the nine months ended June 30, 2011 and 2012, and the statement of changes in redeemable and convertible preferred stock and stockholders’ deficit for the nine months ended June 30, 2012 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2012 and the results of its operations, its comprehensive income and its cash flows for the nine months ended June 30, 2011 and 2012. The financial data and other information disclosed in these notes related to the nine months ended June 30, 2011 and 2012 are unaudited. The results for the nine months ended June 30, 2012 are not necessarily indicative of results to be expected for the year ending September 30, 2012, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

Upon the closing of a qualified initial public offering, (i) all of the redeemable convertible preferred stock and convertible preferred stock outstanding (see Notes 9 and 10) will automatically convert into common stock and (ii) the warrants to purchase Series E redeemable convertible preferred stock will automatically convert into warrants to purchase common stock. The accompanying unaudited pro forma balance sheet as of June 30, 2012 has been prepared to give effect to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock into 50,241,295 shares of common stock and (ii) the automatic conversion of the Series E redeemable convertible preferred stock warrants into common stock warrants as though the proposed initial public offering had occurred on June 30, 2012. Unaudited pro forma basic and diluted net income per share allocable to common stockholders for the year ended September 30, 2011 and the nine months ended June 30, 2012 has been prepared to give effect to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock into 50,241,295 shares of common stock and (ii) the automatic conversion of the Series E redeemable convertible preferred stock warrants into common stock warrants as though the proposed initial public offering had occurred on October 1, 2010.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of ninety days or less at acquisition date to be cash equivalents.

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Restricted Cash

As of September 30, 2010 and 2011, the Company had outstanding a letter of credit collateralized by a certificate of deposit of $1,140 to the benefit of the landlord of the Company’s former office lease. This amount was classified as long-term restricted cash as of September 30, 2010 and short-term restricted cash as of September 30, 2011. On December 2, 2011, the landlord released the restricted cash to the Company. As of September 30, 2011 and June 30, 2012 (unaudited), the Company had outstanding a letter of credit collateralized by a money market account of $436 to the benefit of the landlord of the Company’s current office lease. This amount was classified as long-term restricted cash as of June 30, 2012 (unaudited).

Marketable Securities

The Company classifies all of its marketable securities as available-for-sale. All marketable securities are held with one investment manager. The Company continually evaluates the credit ratings of its investment portfolio and underlying securities. The Company invests in accordance with its investment policy and invests in securities with a rating of A2 or higher and A or higher according to Moody’s and S&P, respectively. The Company reports available-for-sale investments at fair value as of each balance sheet date and records any unrealized gains and losses as a component of stockholders’ deficit. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense) within the statement of operations. If any adjustment to fair value reflects a decline in the value of the investment, the Company considers available evidence to evaluate the extent to which the decline is “other than temporary” and reduces the investment to fair value through a charge to the statement of operations. There were no such adjustments necessary during the years ended September 30, 2010 and 2011 or during the nine months ended June 30, 2011 or 2012 (unaudited).

Concentration of Credit Risk and of Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, accounts receivable and unbilled receivables. The Company has all cash and investment balances at one accredited financial institution, in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company has historically generated all of its revenue from its collaborative research and license agreements and one government contract (see Note 8). As of September 30, 2010 and 2011 and June 30, 2012 (unaudited), accounts receivable and unbilled receivables consisted of amounts due from the Company’s collaborators (see Note 8) as well as amounts due under a therapeutic tax credit grant from the Internal Revenue Service (see Note 20).

The Company is completely dependent on third-party manufacturers for product supply for preclinical research activities in its non-partnered programs. In particular, the Company relies and expects to continue to rely exclusively on one manufacturer to supply it with its requirements for the active pharmaceutical ingredients related to these programs. These research programs would be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities assets and its warrant liabilities are carried at fair value determined according to the fair value hierarchy described above (see Note 3). The carrying values of accounts receivable and unbilled receivables, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities. The carrying value of accrued third-party license fees included in other long-term liabilities has been recorded at its present value, which approximates fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization expense is recognized using the straight-line method over the following estimated useful lives:

Laboratory and office equipment	3–5 years
Leasehold improvements	Shorter of life of lease or estimated useful life
Purchased software	3–5 years
Computer equipment	3–5 years
Furniture	7 years

Expenditures for repairs and maintenance of assets are charged to expense as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their useful lives. Upon retirement or sale, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts and any resulting gain or loss is included in other income (expense) in the statement of operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company’s revenue is generated primarily through collaborative research and license agreements. The terms of these agreements contain multiple deliverables, which may include (i) licenses, (ii) research and development activities, and (iii) participation in joint research and development steering committees. The terms of these agreements may include nonrefundable upfront license fees, payments for research and development activities, payments based upon the achievement of certain milestones, and royalty payments based on product sales derived from the collaboration. In all instances, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, collectibility of the resulting receivable is reasonably assured, and the Company has fulfilled its performance obligations under the contract.

For agreements entered into prior to October 1, 2011, the Company evaluated license agreements with multiple deliverables to determine if the deliverable elements could be recognized separately by considering (i) if the delivered elements (typically the license) had standalone value to the customer, (ii) if the fair value of any undelivered elements (typically the research and development services and the steering committee activities) could be determined based on vendor-specific objective evidence (“VSOE”) or vendor objective evidence (“VOE”), and (iii) if the arrangement included a general right of return relative to the delivered item, the delivery or performance of the undelivered item was considered probable and substantially within the control of the Company. VSOE of fair value was based on the consistent price of a deliverable when the Company regularly sold it on a standalone basis. Alternatively, VOE was based upon third-party objective evidence of fair value. If the delivered elements had value on a standalone basis and the fair value of the undelivered elements could be determined based on VSOE or VOE, revenues of such elements were then accounted for separately as delivered with arrangement consideration allocated to the delivered elements based on the residual value method. If either (i) the delivered elements were considered to not have standalone value or (ii) VSOE or VOE of fair value for any of the undelivered elements could not be determined, the arrangement was accounted for as a single unit of accounting and all payments received were recognized as revenue over the estimated period of performance of the entire arrangement.

On October 1, 2011, the Company adopted Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). This guidance, which applies to multiple-element arrangements entered into or materially modified on or after October 1, 2011, amends the criteria for separating and allocating consideration in a multiple-element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual value method. The fair value of deliverables under the arrangement may be derived using third-party evidence (“TPE”) or a best estimate of selling price (“BESP”), if VSOE is not available. The objective of BESP is to determine the price at which the Company would transact a sale if the element within the license agreement was sold on a standalone basis. Establishing BESP involves management’s judgment and considers multiple factors, including market conditions and company-specific factors including those factors contemplated in negotiating the agreements as well as internally developed models that include assumptions related to market opportunity, discounted cash flows, estimated development costs, probability of success, and the time needed to commercialize a product candidate pursuant to the license. In validating the Company’s BESP, the Company considers whether changes in key assumptions used to determine the BESP will have a significant effect on the allocation of the arrangement consideration between the multiple deliverables. Deliverables under the arrangement are separate units of accounting if (i) the delivered item has value to the customer on a standalone basis, and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. The arrangement consideration that is

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based on their relative fair value. The appropriate revenue recognition model is applied to each element, and revenue is accordingly recognized as each element is delivered. The Company may exercise significant judgment in determining whether a deliverable is a separate unit of accounting. The Company elected to adopt ASU 2009-13 prospectively as of October 1, 2011.

In determining the separate units of accounting, the Company evaluates whether the license has standalone value to the collaborator based on consideration of the relevant facts and circumstances for each arrangement. Factors considered in this determination include the research and development capabilities of the collaborator and the availability of relevant research expertise in the marketplace. In addition, the Company considers whether or not (i) the collaborator can use the license for its intended purpose without the receipt of the remaining deliverables, (ii) the value of the license is dependent on the undelivered items, and (iii) the collaborator or other vendors can provide the undelivered items.

Under a collaborative research and license agreement, a steering committee is typically responsible for overseeing the general working relationships, determining the protocols to be followed in the research and development performed, and evaluating the results from the continued development of the product in order to determine the clinical studies to be performed. The Company evaluates whether its participation in joint research and development steering committees is a substantive obligation or whether the services are considered inconsequential or perfunctory. The Company’s participation on a steering committee is considered “participatory” and therefore accounted for as a separate element when the collaborator requires the participation of the Company to ensure all elements of an arrangement are maximized. Steering committee services that are considered participatory are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations. Alternatively, the Company’s participation on a steering committee is considered “protective” and therefore not accounted for as a separate element in a case where the Company can exercise or control when to be involved at its own discretion. Factors the Company considers in determining if its participation in a joint steering committee is participating or protective include: (i) which party negotiated or requested the steering committee, (ii) how frequently the steering committee meets, (iii) whether or not there are any penalties or other recourse if the Company does not attend the steering committee meetings, (iv) which party has decision making authority on the steering committee, and (v) whether or not the collaborator has the requisite experience and expertise associated with the research and development of the licensed intellectual property.

For all periods presented, whenever the Company determines that an element is delivered over a period of time, revenue is recognized using either a proportional performance model or a straight-line model over the period of performance, which is typically the research and development term. Full-time equivalents (“FTEs”) are typically used as the measure of performance. At each reporting period, the Company reassesses its cumulative measure of performance and makes appropriate adjustments, if necessary. The Company recognizes revenue using the proportional performance model whenever the Company can make reasonably reliable estimates of the level of effort required to complete its performance obligations under an arrangement. Revenue recognized under the proportional performance model at each reporting period is determined by multiplying the total expected payments under the contract (excluding royalties and payments contingent upon achievement of substantive milestones) by the ratio of the level of effort incurred to date to the estimated total level of effort required to complete the performance obligations under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance model as of each reporting period. If the Company cannot make reasonably reliable estimates the

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

level of effort required to complete its performance obligations under an arrangement, then revenue under the arrangement is recognized on a straight-line basis over the period expected to complete the Company’s performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined on a straight-line basis as of the period end date. If the Company cannot reasonably estimate when its performance obligation period ends, then revenue is deferred until the Company can reasonably estimate when the performance obligation period ends.

The Company recognized $35,118 during the nine months ended June 30, 2012 (unaudited) as a result of the collaborative arrangement with Novartis, the Company’s only arrangement that is being accounted for under ASU 2009-13 (see Note 8). If the Company had recognized revenue from this Novartis arrangement under the guidance in effect prior to October 1, 2011, the Company would have recognized revenue of $13,591 related to the Novartis agreement for the nine months ended June 30, 2012 (unaudited). Under the previously issued guidance, fees related to the nonrefundable license fee and the funding for research would have been accounted for as a single unit of accounting and recognized over the one-year period of the research obligation based on the proportional performance model, due to the fact that the Company was unable to establish VSOE or VOE of fair value for the undelivered research obligation.

Royalty revenue, if any, is recognized based on contractual terms when reported sales are reliably measurable and collectibility is reasonably assured. To date, none of the Company’s products have been approved, and therefore the Company has not earned any royalty revenue from product sales.

During the nine months ended June 30, 2012 (unaudited), the Company also generated revenue from a government contract that reimburses the Company for certain allowable costs for the funded project. Revenue from the government contract is recognized when the related service is performed. The related costs incurred by the Company under the government contract are included in research and development expense in the Company’s statements of operations.

Amounts received prior to satisfying all revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets. Amounts not expected to be recognized as revenue within the next twelve months of the balance sheet date are classified as long-term deferred revenue.

In the event that a collaborative research and license agreement were to be terminated and the Company has no further performance obligations, the Company recognizes as revenue any portion of the upfront payment that had not previously been recorded as revenue but was classified as deferred revenue at the date of such termination.

Research and Development Costs

Research and development costs are expensed as incurred. Included in research and development costs are wages, stock-based compensation and benefits of employees, third-party license fees and other operational costs related to the Company’s research and development activities, including facility-related expenses and external costs of outside contractors engaged to conduct both preclinical and clinical studies. The Company also includes in research and development expense the costs to complete the Company’s obligations under research collaborations.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are recorded as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. As of June 30, 2012 (unaudited), the Company recorded deferred financing costs of $881 in other assets in the accompanying balance sheet in contemplation of a probable 2012 equity financing. Should the equity financing no longer be considered probable of being consummated, the deferred financing costs would be expensed immediately as a charge to operating expenses in the statement of operations.

Accounting for Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees at the fair value on the date of the grant using the Black-Scholes option-pricing model. The fair value of the awards is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions. The Company classifies stock-based compensation expense in the statements of operations in the same manner in which the award recipient’s payroll costs are classified.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income Per Share

The Company follows the two-class method when computing net income per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

The Company’s redeemable convertible preferred shares and convertible preferred shares contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method does not apply for periods in which the Company reports a net loss or a net loss attributable to common stockholders resulting from dividends, accretion or modifications to its redeemable convertible preferred stock or convertible preferred stock.

Basic net income per share allocable to common stockholders is computed by dividing the net income allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income allocable to common stockholders is computed by adjusting net income allocable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options and outstanding warrants. Diluted net income per share allocable to common stockholders is computed by dividing the diluted net income allocable to common stockholders by the weighted average number of common shares, including potential dilutive common shares assuming the dilutive effect of outstanding stock options and outstanding warrants.

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is a biotechnology company focused on discovering and developing small molecule drugs in the infectious disease field. Revenue is generated exclusively from transactions occurring in the United States, and all assets are held in the United States.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive income (loss) is unrealized gains and losses on available-for-sale marketable securities.

Recently Issued and Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company’s adoption of this standard on January 1, 2012 did not have a material effect on its financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement of the guidance to present reclassification adjustments of other comprehensive income by line item on the face of the applicable statement. However, all other requirements of the guidance are effective for the Company on October 1, 2012. The Company early adopted this guidance effective October 1, 2011 and applied it retrospectively for all periods presented. As the guidance relates only to how comprehensive income is disclosed

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2.	Summary of Significant Accounting Policies (Continued)

and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company’s financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities that were subject to fair value measurement on a recurring basis as of September 30, 2010 and 2011 and June 30, 2012 (unaudited) and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	Fair Value Measurements as of September 30, 2010 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$27	$27

	$—	$—	$27	$27

	Fair Value Measurements as of September 30, 2011 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$4,027	$1,399	$—	$5,426
Marketable securities	1,002	15,490	—	16,492

	$5,029	$16,889	$—	$21,918

Liabilities:
Warrant liability	$—	$—	$1,993	$1,993

	$—	$—	$1,993	$1,993

	Fair Value Measurements as of June 30, 2012 (unaudited) Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$2,808	$—	$—	$2,808
Marketable securities	2,017	42,448	—	44,465

	$4,825	$42,448	$—	$47,273

Liabilities:
Warrant liability	$—	$—	$2,004	$2,004

	$—	$—	$2,004	$2,004

During the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2011 and 2012 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

The warrant liability in the tables above is comprised of the values of warrants for the purchase of Series E redeemable convertible preferred stock and warrants for the purchase of Series 1 nonconvertible preferred stock,

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NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

3.	Fair Value of Financial Assets and Liabilities (Continued)

measured at fair value, and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the warrant liability utilizes the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the warrants. The Company assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Changes in the fair value of the warrant liability are recognized in the statements of operations.

Related to the valuation of warrants for the purchase of Series 1 nonconvertible preferred stock (see Note 13), the quantitative elements associated with the Company’s Level 3 inputs impacting fair value measurement include the fair value per share of the underlying Series 1 nonconvertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield, and expected volatility of the price of the underlying preferred stock. Because the exercise price of the warrants is only $0.01 per share, the assumptions used as inputs in the model for the remaining contractual term, risk-free interest rate, expected dividend yield and expected volatility had no material impact on the fair value of the warrants. The input that most significantly impacted the value of these warrants was the fair value of the underlying Series 1 nonconvertible preferred stock. The Company determined that the fair value of the Series 1 nonconvertible preferred stock equals its stated liquidation preference of $1.00 per share. Since the Series 1 nonconvertible preferred stock ranks senior to all other classes of stock and its liquidation preference is small relative to the Company’s equity value, the probability of a 100% payout on the Series 1 nonconvertible preferred stock was considered to be high. The fair value of the warrants for the purchase of the Series 1 nonconvertible preferred stock was $1,984 and $1,982 as of September 30, 2011 and June 30, 2012 (unaudited), respectively.

The fair value of warrants for the purchase of Series E redeemable convertible preferred stock (see Note 13) was $27, $9 and $22, respectively, as of September 30, 2010 and 2011 and June 30, 2012 (unaudited).

The following table provides a rollforward of the aggregate fair values of the Company’s warrants for the purchase of Series E preferred stock and Series 1 nonconvertible preferred stock for which fair value is determined by Level 3 inputs:

Balance, October 1, 2009	$509
Decrease in fair value	(482)

Balance, September 30, 2010	27
Warrants issued	1,280
Increase in fair value	705
Decrease in fair value	(19)

Balance, September 30, 2011	1,993
Warrants expired	(8)
Increase in fair value	21
Decrease in fair value	(2)

Balance, June 30, 2012 (unaudited)	$2,004

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

4.	Marketable Securities

As of September 30, 2011 and June 30, 2012 (unaudited), the fair value of available-for-sale marketable securities by type of security was as follows (the Company did not hold investments as of September 30, 2010):

	September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$5,046	$—	$—	$5,046
Corporate bonds	7,888	2	(7)	7,883
U.S. Agency bonds	2,561	—	—	2,561
U.S. Treasury notes	998	4	—	1,002

	$16,493	$6	$(7)	$16,492

	June 30, 2012 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$13,283	$1	$—	$13,284
Corporate bond	27,481	—	(17)	27,464
U.S. Agency bonds	1,701	—	(1)	1,700
U.S. Treasury notes	2,015	2	—	2,017

	$44,480	$3	$(18)	$44,465

At June 30, 2012 (unaudited), marketable securities consisted of investments that mature within one year, with the exception of one U.S. Treasury note and one corporate bond, which have maturities within two years and an aggregate fair value of $1,662.

5.	Property and Equipment

Property and equipment consisted of the following as of September 30, 2010 and 2011 and June 30, 2012 (unaudited):

	September 30,		June 30,
	2010	2011	2012
			(unaudited)
Laboratory and office equipment	$5,111	$4,200	$4,066
Leasehold improvements	2,578	229	252
Purchased software	437	403	400
Computer equipment	59	76	59
Furniture	348	260	259

	8,533	5,168	5,036
Less: Accumulated depreciation and amortization	(7,943)	(4,634)	(4,497)

	$590	$534	$539

Depreciation and amortization expense was $553 and $499 for the years ended September 30, 2010 and 2011, respectively, and was $377 and $133 for the nine months ended June 30, 2011 and 2012 (unaudited), respectively. During the years ended September 30, 2010 and 2011, assets with a cost of $216 and $3,810, respectively, were sold or disposed of resulting in a (gain) loss of $2 and $(7), respectively. During the nine months ended June 30, 2012 (unaudited), assets with a cost of $273 were sold or disposed of. The Company

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

5.	Property and Equipment (Continued)

recorded a gain of $63 during the nine months ended June 30, 2012 (unaudited) related to assets sold. There were no assets disposed of during the nine months ended June 30, 2011 (unaudited).

6.	Accrued Expenses and Other Long-Term Liabilities

Accrued expenses (current) and other long-term liabilities consisted of the following as of September 30, 2010 and 2011 and June 30, 2012 (unaudited):

	September 30,		June 30,
	2010	2011	2012
			(unaudited)
Accrued expenses:
Accrued payroll and related expenses	$759	$828	$675
Accrued professional fees	1,699	253	868
Accrued vendor manufacturing	—	146	1,110
Accrued rent expense	356	—	—
Accrued third-party license fee	—	—	245
Accrued other	245	356	191

	$3,059	$1,583	$3,089

Other long-term liabilities:
Accrued rent expense	$—	$—	$57
Present value of accrued third-party license fee	—	—	645

	$—	$—	$702

7.	Convertible Notes

2011 Bridge Financing

In October 2010, the Company entered into a convertible note and warrant purchase agreement with existing investors to sell, in one or more closings, term notes in the aggregate principal amount of up to $6,500. The term notes had an interest rate of 5% per annum, with principal and interest payable at the stated maturity date of October 4, 2011 or earlier if put to the Company by the noteholders or if called by the Company. The noteholders could put the term notes to the Company for early repayment upon receipt by the Company of the next milestone payment under the Company’s collaborative development and license agreement with Abbott Laboratories or upon a merger, sale or liquidity event as specified by the note agreement. The Company could call the term notes for early repayment at any time. If called by the Company prior to maturity, repaid at maturity, or put by the noteholders upon receipt by the Company of the milestone payment, the term notes required payment of a prepayment premium equal to 51.8% of the principal amount of the notes in addition to the principal and interest payable. If put by the noteholders due to a liquidity event, the term notes were not subject to the premium of 51.8% but were to be repaid at the following multiples:

•	two times the principal amount if the liquidity event occurred on or before March 31, 2011, and

•	three times the principal amount if the liquidity event occurred after March 31, 2011.

During the first closing of the term notes in October and November 2010, the Company borrowed a total of $2,000. The remaining balance of $4,500 under the agreement was not drawn down.

The call and put options within the notes agreement constituted an embedded derivative, which was required to be separately recognized and measured at fair value, resulting in the Company recognizing a debt discount and derivative liability of $670 at the date of issuance of the notes.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

7.	Convertible Notes (Continued)

In addition, each purchaser of a note received warrants to purchase shares of Series 1 nonconvertible preferred stock (the “Nonconvertible Preferred”) at the rate of one warrant for each dollar of the original purchase amount of the note. The warrants have an exercise price of $0.01 per share. At issuance, the number of shares issuable upon exercise of the warrants was not yet fixed. The number of shares for which the warrants could be exercisable was (i) one share for each dollar of the original principal amount of the Note, plus (ii) if the milestone payment was not received on or before March 31, 2011, an additional share for each dollar of the original principal amount of the notes. Additionally, if a liquidation event occurred, thereby requiring repayment of the term notes, these warrants automatically expire and would therefore have no value. At the date of issuance the warrants were valued using the Black-Scholes option-pricing model for each of the two scenarios described above. A decision tree was used to estimate the probability of how many shares the warrants would ultimately be exercised into or if the warrants would have no value under the third scenario. This resulted in a total fair value of $1,280 at date of issuance. Upon repayment of the notes in December 2010, the number of shares issuable upon exercise of the warrants became fixed at 1,999,989 Nonconvertible Preferred shares. Additionally, the possibility that the notes would not be redeemed and that the warrants would therefore have no value was eliminated. Accordingly, at the time of the note repayment in December 2010, the Company revalued the warrants, which resulted in a total fair value of $1,983. The change in the fair value of the warrants was recorded within other income (expense) in the statement of operations. Additionally, as these warrants are financial instruments that may require a future transfer of assets, they are classified as liabilities in the balance sheet. Upon issuance of the notes and warrants, the fair value of the warrants was recorded as a warrant liability and a corresponding debt discount was recognized. The warrants are re-measured at each balance sheet date using the Black-Scholes options-pricing model, and the change in fair value is recorded within other income (expense).

Following the receipt by the Company of a $40,000 milestone payment from Abbott Laboratories in December 2010 (see Note 8), the Company repaid the $2,000 in principal plus the accrued interest of $20 and the applicable premium of $1,036 (51.8% of the principal amount). Upon repayment of the notes, the unamortized debt discount derived from both the embedded derivatives and the warrants was accreted as a charge to interest expense and the derivative liability (recorded at fair value) was removed, resulting in a gain recorded in the statement of operations. The warrants, however, remained outstanding as of June 30, 2012. The note agreement was canceled upon the December 2010 repayment and no further warrants were issued under the agreement.

In connection with this financing, the Company incurred issuance costs of $109 and $41 during the years ended September 30, 2010 and 2011, respectively. These costs were initially recorded as deferred financing costs in other assets on the balance sheet. In December 2010, upon repayment of the notes, the total deferred financing costs of $150 were charged to interest expense.

8.	Collaboration Agreements

Abbott Collaboration

On November 27, 2006, the Company entered into a Collaborative Development and License Agreement with Abbott Laboratories (the “Abbott Agreement”) to identify, develop and commercialize HCV NS3 and NS3/4A protease inhibitor compounds, including ABT-450. Under the terms of the Abbott Agreement, as amended, through September 30, 2009, Abbott Laboratories (“Abbott”) paid $48,300 to the Company for upfront license payments and FTE reimbursements to fund research activities. The Company is also eligible to receive milestone payments for the successful development by Abbott of one or more HCV compounds as well as tiered, double-digit royalties on product sales by Abbott allocable to the collaboration’s protease inhibitors.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8.	Collaboration Agreements (Continued)

Also on November 27, 2006, the Company entered into a Series G preferred stock purchase agreement with Abbott. In connection with that agreement, the Company sold to Abbott 4,620,764 shares of Series G-1 convertible preferred stock for a price of $2.70518 per share, resulting in gross proceeds of $12,500. Due to the simultaneous issuance of Series G-2 convertible preferred stock to a third party unrelated to Abbott which had similar terms to Series G-1 but a lower price per share, the Company determined that the Series G-1 convertible preferred stock sold to Abbott was issued at a premium of $1,617. The Company aggregated this premium with the upfront payments received and recorded it as deferred revenue to be recognized over the period of performance under the Abbott Agreement.

In January 2009, the Company and Abbott amended the Abbott Agreement to include an option for Abbott to opt into an evaluation period that would commence upon the termination or expiration of the research program term and continue for a period of six months. During the evaluation period, Abbott would have the right to analyze certain compounds for the purpose of identifying any suitable for further development. In December 2009, the Company and Abbott further amended the Abbott Agreement to extend funding of the research activities for another year through December 2010. In December 2010, Abbott opted into the evaluation period and additional research activities for the six-month evaluation period ended June 15, 2011. In connection with these amendments, Abbott paid the Company an additional $4,150 for the research services performed from December 15, 2009 through June 15, 2011.

On December 17, 2010, the Company received a milestone payment of $40,000 for the successful completion of Abbott’s Phase 2a clinical study. Through June 30, 2012 (unaudited), the Company has received upfront license payments, research funding, and milestone payments totaling $92,450 under the Abbott Agreement. The Company is eligible to receive future milestone payments totaling up to $55,000 upon achievement of clinical trial initiation and regulatory filing milestones for the first protease inhibitor product resulting from its collaboration and additional milestone payments totaling up to $155,000 upon achievement of commercial regulatory approval milestones in several major markets. The Company is also eligible to receive additional milestone payments totaling up to $80,000 upon achievement of similar commercial regulatory approval milestones for each additional product containing a protease inhibitor.

The Company determined that the deliverables under the Abbott agreement included (i) the non-exclusive, royalty-free, worldwide research license and the exclusive, royalty-bearing development and commercialization license, (ii) the research services, and (iii) a commitment to participate on a steering committee, all of which were to be delivered over a three-year period. The Company concluded that the license did not have standalone value as it was dependent, in part, upon the Company’s continuing involvement in the HCV protease inhibitor research and its involvement in the joint steering committee. Additionally, the undelivered items, including the Company’s participation in the joint steering committee, which was considered participatory due to its decision making responsibilities, and the research services, did not have VSOE or VOE of fair value. Therefore, the license, the research services, and the joint steering committee participation were treated as a single unit of accounting. Accordingly, all amounts received were deferred, and revenue was recognized using the proportional performance model over the period during which the Company performed research services in connection with the Abbott Agreement, as amended. Under this model, the revenue recognized was limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance model, as of each reporting period. At each reporting period, the Company updated its estimates of effort remaining to complete its obligations under the Abbott Agreement, the expected term over which the obligations would be performed, and the total expected revenue based on all known information. Based on the obligations and responsibilities of the joint steering committee, the Company determined that the obligation to participate in the joint steering committee was

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8.	Collaboration Agreements (Continued)

participatory only through the research and evaluation period, which ended June 15, 2011. Subsequent to the research and evaluation period, all decisions related to the development, commercialization and marketing are to be made by Abbott. The Company has the right to continue to attend the joint steering committee meetings to monitor the development and marketing plans; however, the Company has no decision making rights. As such, the joint steering committee commitment became protective in nature as of June 16, 2011.

Through September 30, 2009, the Company recognized $46,017 in revenue under the Abbott Agreement. During fiscal 2010 and 2011 and the nine months ended June 30, 2011 (unaudited), revenue related to the Abbott Agreement was recognized in the amounts of $6,518, $41,882 and $41,882, respectively. Deferred revenue related to the Abbott Agreement of $432 as of September 30, 2010 arose from the balance of payments received in advance of all revenue recognition requirements. By June 15, 2011, the Company had completed all remaining obligations under the agreement, and all previously deferred revenue was fully recognized. As such, no revenue was recognized related to this agreement during the nine months ended June 30, 2012 (unaudited). Since all obligations under the Abbott Agreement were concluded by June 30, 2011, future milestone payments received, if any, will be recognized as revenue when each milestone is achieved.

The Company has the option, but not the obligation, to co-develop and share in the profit of any product in the United States that is developed as a result of the Abbott Agreement. This option for the first compound (ABT-450) expired in fiscal 2011. The Company has no further obligations in regard to the Abbott Agreement and will evaluate future options as they arise.

Royalties owed to the Company under the agreement can be reduced by Abbott in certain circumstances, including (i) if Abbott exercises its right to license or otherwise acquire rights to intellectual property controlled by a third party where a product could not be legally developed or commercialized in a country without the third-party intellectual property right, (ii) where a product developed under the collaboration agreement is sold in a country and not covered by a valid patent claim in such country, and (iii) where sales of a generic product are equal to at least a specified percentage of Abbott’s market share of a product in a country.

Abbott’s obligation to pay royalties on a product developed under the agreement expires on a country-by-country basis upon the later of (i) the last date upon which the manufacture, use or sale of a product would infringe one of the licensed patents, and (ii) ten years after the first commercial sale of the product in the applicable country.

Subject to certain exceptions, a party’s rights and obligations under the agreement continues until (i) such time as Abbott is no longer developing a product candidate or (ii) if, as of the time Abbott is no longer developing any product candidates, Abbott is commercializing any other protease inhibitor product, such time as all royalty terms for all covered products and all co-development terms for all co-developed products have ended. Accordingly, the final expiration date of the agreement is currently indeterminable.

Either party may terminate the agreement for cause in the event of a material breach, subject to prior notice and the opportunity to cure, or in the event of the other party’s bankruptcy. Additionally, Abbott may terminate the agreement for any reason upon specified prior notice.

If the Company terminates the agreement for cause or Abbott terminates without cause, any licenses and other rights granted to Abbott will terminate and Abbott will be deemed to have granted the Company (i) a non-exclusive, perpetual, fully paid, worldwide, royalty-free license, with the right to sublicense, under Abbott’s intellectual property used in any product candidate, and (ii) an exclusive (even as to Abbott), perpetual, fully paid, worldwide, royalty-free license, with the right to sublicense, under Abbott’s interest in any joint intellectual

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8.	Collaboration Agreements (Continued)

property rights to develop product candidates resulting from covered compounds and to commercialize any products derived from such compounds. Upon the Company’s request, Abbott will also transfer to the Company all right, title and interest in any related product trademarks, regulatory filings and clinical trials.

If Abbott terminates the agreement for the Company’s uncured breach, the milestone and royalty payments payable by Abbott may be reduced, the licenses granted to Abbott will remain in place, the Company will be deemed to have granted Abbott an exclusive license under the Company’s interest in joint intellectual property, Abbott will continue to have the right to commercialize any covered products, and all rights and licenses granted to the Company by Abbott will terminate.

Novartis Collaboration (unaudited)

On February 16, 2012, the Company entered into a license and collaboration agreement with Novartis (the “Novartis Agreement”) for the development, manufacture and commercialization of its lead development candidate, EDP-239, from its NS5A HCV inhibitor program. Under the terms of the Novartis Agreement, Novartis agreed to pay a nonrefundable upfront fee to the Company and reimbursement of manufacturing and quality assurance expenses related to EDP-239 totaling $34,442. The Company is eligible to receive milestone payments of up to $406,000 for successful clinical trials, regulatory approvals and/or net sales. The Company is also eligible to receive tiered, double-digit royalties on product sales by Novartis allocable to the collaboration’s NS5A inhibitors. The first anticipated clinical milestone payment of $11,000 will be due to the Company upon the initiation of a Phase 1 clinical trial involving EDP-239 or another NS5A inhibitor, and an additional milestone payment of $15,000 will be due upon the initiation of a subsequent Phase 2 clinical trial using a combination containing an NS5A inhibitor. In addition, Novartis agreed to fund research activities for one year commencing February 2012, up to a total of $1,800.

The Company determined that the deliverables under the Novartis agreement include (i) the exclusive, royalty-bearing, sublicensable license to EDP-239 and (ii) the research services. The Company concluded that the EDP-239 license had standalone value to Novartis and was separable from the research services as the license is sublicensable, there are no restrictions as to Novartis’ use of the license and Novartis has the requisite scientific expertise in the HCV NS5A field. The Company also concluded that its participation on the joint steering committee, as provided by the agreement, is protective in nature as the Company has no decision making authority, there are no penalties or recourse if the Company chooses not to participate, and the purpose of the steering committee is to keep the Company apprised as to the status of the development and commercialization efforts. Therefore, no arrangement consideration was allocated to the joint steering committee participation. The Company was not able to establish VSOE or TPE for either the license or the research services and instead allocated the arrangement consideration between the license and research services based on their relative fair value using BESP. The Company developed its estimate of BESP of the license using a discounted cash flow analysis, taking into consideration assumptions including the development and commercialization timeline, discount rate, probability of success, and probable treatment combination and associated peak sales figures that generate royalty amounts. The funding rate for the research services is consistent with the rate received in the Company’s prior collaboration arrangement with Abbott and is consistent with its fully burdened cost of service. Therefore, the Company’s determination of BESP for the research services is consistent with the reimbursement rate stated in the contract. These assumptions involve judgment and inherent uncertainty; however, significant changes in key assumptions used to determine the BESP would not have a significant effect on the total amount of revenue recognized.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8.	Collaboration Agreements (Continued)

The Company received an upfront cash payment of $34,442 in March 2012 related to the Novartis Agreement. The Company recognized the entire upfront cash receipt as revenue because the allocated fair value of the license deliverable exceeds the upfront noncontingent cash payments received. During the nine months ended June 30, 2012 (unaudited), the Company recognized revenue of $35,118 related to the delivery of the license and the performance of the research services.

Subject to certain exceptions, on a country-by-country and product-by-product basis, a party’s rights and obligations under the agreement continue until the later of (i) the expiration of the last to expire patent rights of a covered product in the applicable country or (ii) ten years from the first commercial sale of a covered product in the applicable country. As a result, the final expiration date of the Novartis license is indeterminable at this time. Upon expiration of the agreement with respect to a particular product and country, the licenses granted to Novartis in the agreement with respect to such product and country will remain in effect and convert to a nonexclusive, perpetual, unrestricted, fully paid, royalty-free, worldwide license.

The Company may terminate the agreement (i) in the event of a material breach by Novartis, subject to prior notice and the opportunity to cure, (ii) in the event Novartis fails to use commercially reasonable efforts to develop and commercialize covered products in its territory, or (iii) in the event Novartis is subject to an insolvency event. Novartis may terminate the agreement (i) in the event of a material breach by the Company, subject to prior notice and the opportunity to cure, (ii) in the event the Company is subject to an insolvency event, or (iii) for any reason upon 120 days prior written notice. In the case of a termination for cause by the Company or a termination without cause by Novartis, any licenses and other rights granted by either party to the other will terminate and revert back to the granting party and the Company will regain control of the prosecution of the patents relating to the Company’s intellectual property. If such termination occurs prior to the second anniversary of the end of the research term, the Company retains exclusive worldwide rights, with the right to sublicense under all collaboration intellectual property owned in whole or in part by Novartis, to research, develop and commercialize compounds and products contemplated by the collaboration. If such termination occurs after the second anniversary of the end of the research term, then Novartis agrees to negotiate with the Company to grant it a worldwide, exclusive, field-limited, royalty-bearing license, with right to sublicense, under all collaboration intellectual property owned in whole or in part by Novartis.

NIAID Contract

On September 30, 2011, the Company entered into a contract with the National Institute of Allergy and Infectious Diseases (“NIAID”), a division of the National Institutes of Health (“NIH”), which could provide up to $42,700 in development funding to the Company over a five-year period. The award will fund the preclinical and clinical development of a new class of bridged bicyclic antibiotics known as Bicyclolides to be used as medical countermeasures against multiple biodefense Category A and B bacteria.

The contract has an initial term of 30 months ending on March 30, 2014. NIAID has the option to extend the contract up to six times. If each extension option is exercised, the contract would be extended until September 30, 2016. The initial award under the initial term was $14,300, with the possibility of up to a total of $42,700 if each option period is exercised by NIAID.

The Company recognizes revenue under this agreement as development services are performed in accordance with the funding agreement. During the nine months ended June 30, 2012 (unaudited), $4,730 of revenue was recognized under this agreement, of which $1,523 was invoiced but unpaid and included in accounts receivable and $1,291 was unpaid and included in unbilled receivables in the Company’s balance sheet as of June 30, 2012 (unaudited).

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8.	Collaboration Agreements (Continued)

NIAID may terminate performance of work under this contract if it determines that a termination is in the government’s interest or if the Company defaults in performing the contract. After termination, the Company would submit a final termination settlement proposal in order to settle all outstanding liabilities, including those arising from the termination of subcontracts, the cost of which would be reimbursable in whole or in part, under this contract, contingent on approval by NIAID. If the Company and NIAID fail to agree in whole or in part on the amount of costs to be paid because of the termination of work, NIAID shall determine, on the basis of information available, the amount to be repaid.

Concluded Collaboration

The Company had a license and option agreement entered into in 2004 with a collaborator to develop and commercialize EP-013420, the Company’s first-in-class Bicyclolide antibiotic for the treatment of community respiratory tract infections, in Japan and certain East Asian countries. The Company also entered into a supply agreement as well as a cost-sharing agreement with the collaborator during that same calendar year. Due to a technology option within the license agreement for which the Company was not able to establish objective evidence of fair value, all payments received from this agreement were recorded as deferred revenue until such time as the option was exercised or the agreement was terminated.

On March 31, 2010, the agreement was terminated. Upon conclusion of the agreement, all previously deferred revenue was recognized as the Company had no further obligations in regard to the collaborative agreement. Accordingly, during the year ended September 30, 2010, the Company recorded revenue totaling $16,245, comprised of $13,000 related to milestone payments received under the license and option agreement, $1,461 related to the supply agreement, and $1,784 related to the cost-sharing agreement.

On June 18, 2004, the Company also entered into a Series F preferred stock purchase agreement with this same collaborator (see Note 9).

9.	Redeemable Convertible Preferred Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 58,987,738 shares of $0.01 par value preferred stock, inclusive of redeemable convertible preferred stock and convertible preferred stock.

The Company has issued Series C, Series D, Series E, Series F, Series G-1 and Series G-2 redeemable convertible preferred stock (collectively, the “Redeemable Preferred Stock”). The Redeemable Preferred Stock is classified outside of stockholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

Redeemable Preferred Stock consisted of the following as of September 30, 2010:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable Upon Conversion
Series C redeemable convertible preferred stock	2,543,603	2,543,603	$7,938	$7,938	2,543,603
Series D redeemable convertible preferred stock	5,968,334	5,968,334	34,699	34,699	7,990,558
Series E redeemable convertible preferred stock	16,132,546	14,368,037	59,644	59,644	18,905,315
Series F redeemable convertible preferred stock	6,894,966	6,894,966	15,000	14,998	6,894,966
Series G-1 redeemable convertible preferred stock	4,729,543	4,620,764	12,500	11,885	4,620,764
Series G-2 redeemable convertible preferred stock	9,152,296	8,719,639	18,970	18,970	8,719,639

	45,421,288	43,115,343	$148,751	$148,134	49,674,845

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9.	Redeemable Convertible Preferred Stock (Continued)

Redeemable Preferred Stock consisted of the following as of September 30, 2011:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable Upon Conversion
Series C redeemable convertible preferred stock	2,543,603	2,543,603	$8,244	$8,244	2,543,603
Series D redeemable convertible preferred stock	5,968,334	5,968,334	36,311	36,311	7,990,558
Series E redeemable convertible preferred stock	16,132,546	14,368,037	62,890	62,890	18,905,315
Series F redeemable convertible preferred stock	6,894,966	6,894,966	15,000	15,000	6,894,966
Series G-1 redeemable convertible preferred stock	4,729,543	4,620,764	12,500	12,173	4,620,764
Series G-2 redeemable convertible preferred stock	9,152,296	8,719,639	18,970	18,970	8,719,639

	45,421,288	43,115,343	$153,915	$153,588	49,674,845

Redeemable Preferred Stock consisted of the following as of June 30, 2012 (unaudited):

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable Upon Conversion
Series C redeemable convertible preferred stock	2,543,603	2,543,603	$8,474	$8,474	2,543,603
Series D redeemable convertible preferred stock	5,968,334	5,968,334	37,521	37,521	7,990,558
Series E redeemable convertible preferred stock	16,132,546	14,368,037	65,327	65,327	18,905,315
Series F redeemable convertible preferred stock	6,894,966	6,894,966	15,000	15,000	6,894,966
Series G-1 redeemable convertible preferred stock	4,729,543	4,620,764	12,500	12,331	4,620,764
Series G-2 redeemable convertible preferred stock	9,152,296	8,719,639	18,970	18,970	8,719,639

	45,421,288	43,115,343	$157,792	$157,623	49,674,845

The holders of the Redeemable Preferred Stock have the following rights and preferences:

Voting Rights

Holders of all Redeemable Preferred Stock have the right to vote the number of shares equal to the number of shares of common stock into which such Redeemable Preferred Stock could be converted into on the date for determination of stockholders entitled to vote at a meeting or on the date of any written consent.

Dividends

Holders of the Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock and Series E redeemable convertible preferred stock are entitled to receive, out of funds legally available, cumulative dividends at an annual rate of 7%, 9% and 9%, respectively, when and if declared by the board of directors. Holders of the Series F redeemable convertible preferred stock and Series G-1 and G-2 redeemable convertible preferred stock are entitled to receive, out of funds legally available, noncumulative dividends at an annual rate of 7%, if declared by the board of directors. No dividends have been declared or paid through June 30, 2012 (unaudited).

The Company recorded cumulative dividends and accretion to redemption value through charges to stockholders’ deficit of $5,452 and $5,454 in fiscal 2010 and 2011, respectively, and $4,079 and $4,035 in the nine months ended June 30, 2011 and 2012 (unaudited), respectively, in connection with these dividend and redemption rights.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9.	Redeemable Convertible Preferred Stock (Continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, inclusive of a sale of the Company, a sale of the capital stock representing a majority of the voting power or a merger or consolidation of the Company into or with another corporation in which the existing Company holds less than 80% of the voting power of the surviving or resulting corporation, the Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stockholders are entitled to receive, in preference to all other stockholders, except for holders of Series 1 Nonconvertible Preferred stock, and to the extent available, an amount equal to the original offering price per share ($2.51, $2.1755, $2.70518 and $2.1755, respectively, adjusted for any stock dividends, stock splits or reclassifications) plus all dividends declared but unpaid. Holders of Series E redeemable convertible preferred stock receive with their preference all cumulative dividends, whether or not declared. In the event that proceeds are not sufficient to permit payment in full to these holders, the proceeds will be ratably distributed among Series E, F, G-1 and G-2 holders in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After the Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stockholders have been paid, and to the extent available, the Series D redeemable convertible preferred stockholders are entitled to receive, in preference to all other stockholders, an amount equal to the original offering price per share ($3.00, adjusted for any stock dividends, stock splits or reclassifications) plus all cumulative Series D dividends, whether or not declared.

After the Series D redeemable convertible preferred stockholders have been paid, and to the extent available, the Series C redeemable convertible preferred stockholders are entitled to receive an amount equal to the original offering price per share ($1.72, adjusted for any stock dividends, stock splits or reclassifications) plus all cumulative Series C dividends, whether or not declared.

After payments have been made in full to the Series 1 Nonconvertible Preferred stockholders, if any, to the holders of the Series G-1, Series G-2, Series F, Series E, Series D and Series C redeemable convertible preferred stock and to the holders of the Series B and Series A convertible preferred stock, to the extent available, holders of the common stock and holders of the Series C, Series D and Series E redeemable convertible preferred stock will receive the remaining amounts available for distribution ratably in proportion to the number of common shares held by them or issuable to them upon conversion of their preferred stock into common stock. The distributions are subject to an overall distribution limit of two times the original purchase price per share of the Series C, Series D and Series E redeemable convertible preferred stock.

Conversion

Each share of Redeemable Preferred Stock is convertible into common stock at the option of the stockholder at any time after the date of issuance. Each share of the preferred stock will automatically be converted into shares of common stock at the applicable Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock conversion rates then in effect upon a qualified public offering with gross proceeds of not less than $25,000, as amended (see Note 21). The conversion rate of the Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock as defined is $1.72, $3.00, $2.51, $2.1755, $2.70518 and $2.1755, respectively, (subject to adjustment for stock dividends, stock splits, recapitalizations, or similar events) divided by the conversion price. The conversion prices of Series C, Series D, Series E, Series F, Series G-1 and G-2 redeemable convertible preferred stock as of September 30, 2011 were $1.72, $2.24077, $1.9076, $2.1755, $2.70518, and $2.1755, respectively, and are subject to adjustments as set forth in the Company’s Certificate of Incorporation, as amended. As a result, as of September 30, 2011, all outstanding shares of Series D redeemable convertible preferred stock were convertible into common stock on a

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9.	Redeemable Convertible Preferred Stock (Continued)

1.34-for-1 basis, all outstanding shares of Series E redeemable convertible preferred stock were convertible into common stock on a 1.32-for-1 basis, and all outstanding shares of Series C, Series F, Series G-1 and G-2 redeemable convertible preferred stock were convertible into common stock on a 1-for-1 basis.

Redemption Rights

At the written election of the majority of the holders of the Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock, the shares of Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock outstanding as of September 30, 2011 are redeemable as follows:

	Redemption Dates	Number of Shares	Redemption Price Per Share	Accrued Dividends	Redemption Value at Redemption Dates
Series C redeemable convertible preferred stock	December 31, 2011(1)	2,543,603	$1.72	$3,946	$8,321
Series D redeemable convertible preferred stock	December 31, 2011(1)	5,968,334	3.00	18,812	36,717
Series E redeemable convertible preferred stock	September 1, 2012(1)	14,368,037	2.51	29,823	65,887
Series F redeemable convertible preferred stock	September 1, 2012(1)	6,894,966	2.18	—	15,000
Series G-1 redeemable convertible preferred stock	January 1, 2012(1)	1,540,254	2.71	—	4,167
Series G-1 redeemable convertible preferred stock	January 1, 2013(1)	1,540,255	2.71	—	4,167
Series G-1 redeemable convertible preferred stock	January 1, 2014	1,540,255	2.71	—	4,166
Series G-2 redeemable convertible preferred stock	January 1, 2012(1)	2,906,546	2.18	—	6,323
Series G-2 redeemable convertible preferred stock	January 1, 2013(1)	2,906,546	2.18	—	6,323
Series G-2 redeemable convertible preferred stock	January 1, 2014	2,906,547	2.18	—	6,324

					$157,395

(1)	On August 30, 2012, this redemption date was extended (see Note 21).

If any redeemable convertible preferred stockholder does not elect to redeem the redeemable convertible preferred stock on any redemption date, the stockholder may elect to have all shares redeemed on any subsequent redemption date or on December 31 of any year after 2010 for Series C and Series D redeemable convertible preferred stock, September 1 of any year after 2011 for Series E and Series F redeemable convertible preferred stock, and January 1 of any year after 2014 for Series G-1 and G-2 redeemable convertible preferred stock, provided that no stockholder may request redemption of any shares of Series C, Series D or Series F redeemable convertible preferred stock if any shares of Series E redeemable convertible preferred stock remain outstanding. The Company must redeem the stock within 60 days of such election made by the preferred stockholder.

The carrying values of the Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock are being accreted to their redemption values through the respective redemption dates. As of September 30, 2011, no holders of Series C, Series D, or Series E redeemable convertible preferred stock have elected to redeem any shares of Series C, Series D or Series E preferred stock. As of June 30, 2012 (unaudited), no holders of Series C, Series D, Series E or Series G-1 and G-2 redeemable convertible preferred stock have elected to redeem any shares of Series C, Series D, Series E or Series G-1 and G-2 redeemable convertible preferred stock.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9.	Redeemable Convertible Preferred Stock (Continued)

The following table summarizes the aggregate amount of the Redeemable Preferred Stock that becomes redeemable in each respective fiscal year:

Year ending September 30,
2012(1)	$136,415
2013(1)	10,490
2014	10,490

Total redemption amount	$157,395

(1)	On August 30, 2012, the redemption dates were extended (see Note 21).

Reissuance

Shares of any Series C, Series D, Series E, Series F or Series G-1 or G-2 redeemable convertible preferred stock that are redeemed or converted will be retired or canceled and not reissued by the Company.

10.	Convertible Preferred Stock

The Company has outstanding Series A convertible preferred stock with a par value of $0.01 and Series B convertible preferred stock with a par value of $0.01 (collectively, the “Convertible Preferred Stock”).

Convertible Preferred Stock consisted of the following as of September 30, 2010 and 2011 and June 30, 2012 (unaudited):

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Liquidation Preference	Carrying Value	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	379,450	379,450	$140	$140	379,450
Series B convertible preferred stock	187,000	187,000	187	187	187,000

	566,450	566,450	$327	$327	566,450

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting Rights

Holders of all Convertible Preferred Stock have the right to vote the number of shares equal to the number of shares of common stock into which such preferred shares could be converted into on the date for determination of stockholders entitled to vote at a meeting or on the date of any written consent.

Dividends

If dividends are declared and paid on the shares of Series A or Series B convertible preferred stock, the Company must declare at the same time a dividend payable with respect to the Series C, Series D, Series E, Series F, Series G-1 and G-2 redeemable convertible preferred stock equivalent to the dividend amount they would receive if all convertible preferred shares were converted into common stock. The Company may not pay dividends to the holders or the Series A and Series B convertible preferred stock until all cumulative dividends accrued but unpaid on Series C, Series D, Series E, Series F, Series G-1 and G-2 redeemable convertible preferred stock have been paid in full. Holders of the Series A and B convertible preferred stock are not entitled to receive cumulative dividends.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

10.	Convertible Preferred Stock (Continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, inclusive of a “deemed liquidation” (defined as a sale of the Company, a sale of the capital stock representing a majority of the voting power, or a merger or consolidation of the Company into or with another corporation of the Company in which the existing Company holds less than 80% of the voting power of the surviving or resulting corporation), after the holders of the Series 1 Nonconvertible Preferred stock, if any, and Redeemable Preferred Stock have been paid, and to the extent available, holders of Series A and Series B convertible preferred stock are entitled to receive an amount equal to the original offering price per share ($0.37 for Series A convertible preferred stock and $1.00 for Series B convertible preferred stock, adjusted for any stock dividends, stock splits or reclassifications) plus all dividends declared but unpaid.

Conversion

Each share of Convertible Preferred Stock is convertible into common stock at the option of the stockholder at any time after the date of issuance. Each share of the convertible preferred stock will automatically be converted into shares of common stock at the applicable conversion rates then in effect upon a qualified public offering with gross proceeds of not less than $25,000, as amended. All outstanding shares of Series A and Series B convertible preferred stock are convertible into common stock on a 1-for-1 basis.

Redemption Rights

There are no redemption rights afforded the Series A and Series B convertible preferred stockholders. The Series A and Series B convertible preferred stockholders have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company. Therefore, the Series A and Series B convertible preferred stock is classified outside of stockholders’ deficit.

Reissuance

Shares of any Series A or Series B convertible preferred stock that are converted into common stock will be retired or canceled and not reissued by the Company.

Series 1 Nonconvertible Preferred Stock

In October 2010, the Company amended its Certificate of Incorporation to authorize 13,000,000 shares of Series 1 Nonconvertible Preferred Stock (the “Series 1 Nonconvertible Preferred”) at a par value of $0.01 per share. As of September 30, 2011 and June 30, 2012 (unaudited), there were no shares of Series 1 Nonconvertible Preferred issued or outstanding. Holders of Series 1 Nonconvertible Preferred stock are not entitled to receive dividends. In the event of any liquidation, deemed liquidation, dissolution or winding up of the Company, the Series 1 Nonconvertible Preferred stockholders are entitled to receive in preference to all other stockholders, an amount equal to $1.00 per share, adjusted for any stock dividends, stock splits or reclassifications. Series 1 Nonconvertible Preferred holders will not be entitled to vote unless required by the Company pursuant to the laws of the State of Delaware. The Company may redeem the Series 1 Nonconvertible Preferred stock with the approval of the holders of a majority of the outstanding shares of Series 1 Nonconvertible Preferred at a redemption price of $1.00 per share. The Company must redeem the stock within 60 days of such election. Shares that are redeemed will be retired or canceled and not reissued by the Company.

If all outstanding warrants to purchase the Series 1 Nonconvertible Preferred stock are exercised, the resulting outstanding shares of Series 1 Nonconvertible Preferred stock will carry an aggregate liquidation preference of $2,000 that is superior to all other classes of preferred stock.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

11.	Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 70,000,000 shares of $0.01 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Series A and Series B convertible preferred stockholders and of the Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stockholders. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Convertible Preferred Stock and Redeemable Preferred Stock equivalent to the dividend amount they would receive if each preferred share were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Convertible Preferred Stock and the Redeemable Preferred Stock has been paid in full. As of September 30, 2011 and June 30, 2012 (unaudited), no dividends had been declared.

As of September 30, 2011 and June 30, 2012 (unaudited), the Company had reserved 58,408,920 and 57,926,440 shares, respectively, of common stock for the conversion of the Series A, Series B, Series C, Series D, Series E, Series F, Series G-1 and Series G-2 preferred stock (see Notes 9 and 10) and for the exercise of outstanding common stock options (see Note 14) and warrants for the purchase of Series E preferred stock (see Note 13).

During the year ended September 30, 2011, the Company reacquired 590,000 shares of restricted common stock that were forfeited by former employees. The Company recorded these shares as treasury stock at their par value.

12.	Common Stock Warrants

As of September 30, 2010, warrants to purchase 1,491,055 shares of common stock were outstanding. The value of these warrants was classified as equity as these warrants were exercisable into common stock only and, as such, would not require a transfer of assets. In October 2010, these warrants expired unexercised. As a result, as of September 30, 2011 and June 30, 2012 (unaudited) no common stock warrants are outstanding.

13.	Preferred Stock Warrants

Warrants to Purchase Series E Preferred Stock

Warrants for the purchase of Series E redeemable convertible preferred stock (“Series E preferred stock”) were issued by the Company in fiscal 2002 and fiscal 2004 during various financings. As these warrants are financial instruments that may require a transfer of assets because of the redemption feature at the option of the holders of the Series E preferred stock, these warrants are classified as liabilities in the Company’s balance sheet.

As of September 30, 2010 and 2011, warrants for the purchase of 341,556 shares of Series E preferred stock were outstanding. During the nine months ended June 30, 2012 (unaudited), 329,056 warrants expired. As of June 30, 2012 (unaudited), warrants for the purchase of 12,500 shares of Series E preferred stock remained outstanding and are due to expire in December 2012.

The Company is required to remeasure the fair value of these preferred stock warrants at each reporting date, with any adjustments recorded as other income (expense). The warrants outstanding at each reporting date were remeasured using the Black-Scholes option-pricing model, and the resulting change in fair value was recorded in other income (expense) in the statement of operations. As a result, the Company recorded income of $482 and $19, respectively, for the years ended September 30, 2010 and 2011 and income of $7 and expense of $21 for the nine months ended June 30, 2011 and 2012 (unaudited), respectively, related to the change in fair value of the warrants. The Company also recorded income of $8 for the nine months ended June 30, 2012

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

13.	Preferred Stock Warrants (Continued)

(unaudited) related to the expiration of 329,056 warrants. As of June 30, 2012 (unaudited), the total fair value of the outstanding warrants was $22.

Warrants to Purchase Series 1 Preferred Stock

In October and November 2010, a total of 1,999,989 warrants to purchase Series 1 preferred stock were issued. These warrants expire on October 4, 2017. As these warrants are free-standing financial instruments that may require the Company to transfer assets upon exercise, these warrants are classified as liabilities. These warrants had a fair value upon issuance of $1,280. The Company is required to remeasure the fair value of these preferred stock warrants at each reporting date, with any adjustments recorded within the change in fair value of warrant liability included in other income (expense) in the statement of operations. The warrants were remeasured at each reporting period, resulting in an expense of $705 and $704 for the nine months ended June 30, 2011 (unaudited) and year ended September 30, 2011, respectively, and income of $2 for the nine months ended June 30, 2012 (unaudited). As of September 30, 2011 and June 30, 2012 (unaudited), the total fair value of these warrants was $1,984 and $1,982, respectively.

The following table summarizes the Company’s warrant activity since September 30, 2009:

	Common Stock Exercisable	Weighted Average Exercise Price	Series E Preferred Stock Exercisable	Weighted Average Exercise Price	Series 1 Preferred Stock Exercisable	Weighted Average Exercise Price

Outstanding, as of September 30, 2009	1,491,055	$1.95	341,556	$2.51	—	N/A
Granted	—		—		—
Expired	—		—		—
Exercised	—		—		—

Outstanding, as of September 30, 2010	1,491,055	$1.95	341,556	$2.51	—	N/A
Granted	—		—		1,999,989
Expired	(1,491,055)		—		—
Exercised	—		—		—

Outstanding, as of September 30, 2011	—	N/A	341,556	$2.51	1,999,989	$0.01
Granted (unaudited)	—		—		—
Expired (unaudited)	—		(329,056)		—
Exercised (unaudited)	—		—		—

Outstanding, as of June 30, 2012 (unaudited)	—	N/A	12,500	$2.51	1,999,989	$0.01

14.	Stock-Based Awards

1995 Equity Incentive Plan

In fiscal 1995, the Company’s board of directors adopted the 1995 Equity Incentive Plan (the “1995 Plan”). The 1995 Plan provides for the Company to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors and consultants of the Company. Sales, issuances or grants of shares entitle the holder to purchase common stock from the Company, for a specified exercise price, during a period specified by the applicable equity award agreement. The 1995 Plan is administered by the board of directors and exercise prices, vesting and other restrictions are all determined at their discretion.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

14.	Stock-Based Awards (Continued)

Options granted under the 1995 Plan to non-executive employees generally vest 25% per year and expire after ten years; options granted to executive employees generally vest over one to four years; and options granted to the board of directors vest over a two-year period. On April 29, 2010, the board of directors voted to transfer 493,018 issuable shares to the 1995 Plan from a prior plan that was terminated. The total number of shares of common stock that may be issued under the 1995 Plan is 10,923,673 shares as of June 30, 2012 (unaudited), of which 596,844 shares remain available for future grant.

The Company currently grants stock-based awards with employment service conditions only (“service-based” awards). The Company applies the fair value recognition provisions for all stock-based awards granted or modified and records compensation costs over the requisite service period of the award based on the grant-date fair value. The straight-line method is applied to all service-based awards granted. The requisite service period for service-based awards is generally four years, with restrictions lapsing evenly over the period.

Stock Option Valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The relevant data used to determine the value of the stock option grants is as follows, presented on a weighted average basis:

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Risk-free interest rate	2.57%	2.73%	2.71%	0.9%
Expected term (in years)	6.25	6.25	7.05	6.00
Expected volatility	66%	87%	87%	78%
Expected dividend yield	0%	0%	0%	0%

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

As required by the 1995 Plan, the exercise price for awards granted is not to be less than the fair value of common shares as estimated by the Company as of the date of grant. The Company values its common stock by taking into consideration its most recently available valuation of common shares performed by management and the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

14.	Stock-Based Awards (Continued)

The following table summarizes stock option activity for the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2012 (unaudited):

	Shares Issuable Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)
Outstanding, as of October 1, 2009	8,313,881	$0.34
Granted	654,200	0.28
Exercised	(43,905)	0.34
Forfeited	(181,851)	0.42
Expired	(1,074,500)	0.49

Outstanding, as of September 30, 2010	7,667,825	$0.31
Granted	824,313	0.59
Exercised	(70,873)	0.47
Forfeited	(554,181)	0.52
Expired	(150,313)	0.60

Outstanding, as of September 30, 2011	7,716,771	$0.32	4.6	$2,181
Granted (unaudited)	513,500	2.73
Exercised (unaudited)	(471,988)	0.27
Forfeited (unaudited)	(36,585)	0.42
Expired (unaudited)	(53,000)	0.60

Outstanding, as of June 30, 2012 (unaudited)	7,668,698	$0.48	4.4	$17,239

Options vested and expected to vest, as of September 30, 2011	7,716,771	$0.32	4.6	$2,181

Options exercisable as of September 30, 2011	6,676,887	$0.29	3.9	$2,083

Options vested and expected to vest, as of June 30, 2012 (unaudited)	7,580,727	$0.46	4.3	$17,172

Options exercisable as of June 30, 2012 (unaudited)	6,666,997	$0.32	3.6	$16,082

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the deemed fair value of the Company’s common stock for those shares that had exercise prices lower than the deemed fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised was $0 and $5 for the years ended September 30, 2010 and 2011, respectively, and $516 for the nine months ended June 30, 2012 (unaudited).

The Company received cash proceeds from the exercise of stock options of $15 and $34 during the years ended September 30, 2010 and 2011, respectively, and $19 and $126 during the nine months ended June 30, 2011 and 2012 (unaudited), respectively. The weighted average grant date fair value of options granted during September 30, 2010 and 2011 was $0.17 and $0.45, respectively. The weighted average grant date fair value of options granted during the nine months ended June 30, 2012 (unaudited) was $1.81.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

14.	Stock-Based Awards (Continued)

The Company recorded stock-based compensation expense for the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2011 and 2012 (unaudited) as follows:

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Research and development	$57	$66	$48	$63
General and administrative	202	159	105	118

	$259	$225	$153	$181

The Company had an aggregate of $276 of unrecognized stock-based compensation cost as of September 30, 2011, which is expected to be recognized over a weighted average period of 2.3 years. The Company had an aggregate of $883 of unrecognized stock-based compensation cost as of June 30, 2012 (unaudited), which is expected to be recognized over a weighted average period of 2.8 years.

15.	Net Income Per Share and Unaudited Pro Forma Net Income Per Share

Net Income Per Share

Basic and diluted net income per share allocable to common stockholders was calculated as follows for the years ended September 30, 2010 and 2011 and the nine months ended June 30, 2011 and 2012 (unaudited):

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Basic net income per share allocable to common stockholders:
Numerator:
Net income	$7,904	$23,310	$27,299	$25,451
Accretion of redeemable convertible preferred stock to redemption value	(5,452)	(5,454)	(4,079)	(4,035)
Net income allocable to participating securities	(2,236)	(16,291)	(21,146)	(19,606)

Net income allocable to common stockholders	$216	$1,565	$2,074	$1,810

Denominator:
Weighted average common shares outstanding—basic	4,873,295	4,823,966	4,925,923	4,637,534

Net income per share allocable to common stockholders—basic	$0.04	$0.32	$0.42	$0.39

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

15.	Net Income Per Share and Unaudited Pro Forma Net Income Per Share (Continued)

	Year Ended September 30,		Nine Months Ended June 30,
	2010	2011	2011	2012
			(unaudited)
Diluted net income per share allocable to common stockholders:
Numerator:
Net income	$7,904	$23,310	$27,299	$25,451
Accretion of redeemable convertible preferred stock to redemption value	(5,452)	(5,454)	(4,079)	(4,035)
Net income allocable to participating securities	(2,163)	(15,401)	(20,035)	(17,713)

Net income allocable to common stockholders—diluted	$289	$2,455	$3,185	$3,703

Denominator:
Weighted average common shares outstanding—basic	4,873,295	4,823,966	4,925,923	4,637,534
Dilutive effect of common stock equivalents	1,873,155	3,180,880	3,059,569	5,864,380

Weighted average common shares outstanding—diluted	6,746,450	8,004,846	7,985,492	10,501,914

Net income per share allocable to common stockholders—diluted	$0.04	$0.31	$0.40	$0.35

Stock options for the purchase of 7,227,009 and 2,562,096 weighted average shares were excluded from the computation of diluted net income per share allocable to common stockholders for the years ended September 30, 2010 and 2011, respectively, and 1,983,373 and 20,540 weighted average shares were excluded from the computation of diluted net income per share allocable to common stockholders for the nine months ended June 30, 2011 and 2012, respectively (unaudited) because those options had an anti-dilutive impact due to the assumed proceeds per share using the treasury stock method being greater than the average fair value of the Company’s common shares for those periods.

Unaudited Pro Forma Net Income per Share

The unaudited pro forma basic and diluted net income per share allocable to common stockholders for the year ended September 30, 2011 and the nine months ended June 30, 2012 gives effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net income allocable to common stockholders used in the calculation of unaudited basic and diluted pro forma net income per share allocable to common stockholders does not include the effects of the accretion to redemption value of the redeemable convertible preferred stock and the allocation of net income to participating securities because it assumes that the conversion of the redeemable convertible preferred stock and the convertible preferred stock to common stock had occurred on October 1, 2010. The unaudited pro forma net income allocable to common stockholders has also been adjusted to remove the remeasurement loss recorded on the warrants for Series E redeemable convertible preferred stock because it assumes that the outstanding warrants for the Series E convertible preferred stock were converted to warrants for common stock and that the common stock warrants are classified as equity, and it assumes the conversion had occurred on October 1, 2010.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited basic and diluted pro forma net income per share allocable to common stockholders has been adjusted to reflect the issuance of common stock upon the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock upon an initial public offering as well as the conversion of the outstanding warrants for Series E redeemable convertible preferred stock into warrants for the purchase of common stock, assuming each such conversion had occurred on October 1, 2010.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

15.	Net Income Per Share and Unaudited Pro Forma Net Income Per Share (Continued)

The computation of pro forma net income per share allocable to common stockholders is as follows:

	Year Ended September 30, 2011	Nine Months Ended June 30, 2012
	(unaudited)
Numerator:
Net income	$23,310	$25,451
Change in fair value of warrant liability	(18)	13

Pro forma net income	$23,292	$25,464

Denominator:
Weighted average number of common shares outstanding	4,823,966	4,637,534
Pro forma adjustment for assumed conversion of redeemable convertible preferred stock and convertible preferred stock to common stock upon the closing of the proposed initial public offering	50,241,295	50,241,295

Pro forma weighted average common shares outstanding—basic	55,065,261	54,878,829
Dilutive impact of outstanding common stock equivalents	3,180,880	5,865,657

Pro forma weighted average common shares outstanding—diluted	58,246,141	60,744,486

Pro forma net income per share allocable to common stockholders:
Basic	$0.42	$0.46

Diluted	$0.40	$0.42

16.	Commitments and Contingencies

Leases

The Company leased office space in Watertown, Massachusetts under a ten-year lease that expired at the end of September 2011. During the year ended September 30, 2011, the Company signed a seven-year lease for new office space that began on October 1, 2011. Both leases provided for payment escalations during the terms of the leases. Payment escalations as specified in the lease agreements are accrued such that rent expense is recognized on a straight-line basis over the terms of occupancy. The Company incurred rent expense of $2,030 and $1,995, respectively, for the years ended September 30, 2010 and 2011. The Company incurred rent expense of $1,521 and $711 for the nine months ended June 30, 2011 and 2012, respectively (unaudited).

Future minimum lease payments for operating leases as of September 30, 2011 are as follows:

Year ending September 30,
2012	$872
2013	897
2014	921
2015	946
2016	972
Thereafter	2,026

Total	$6,634

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

16.	Commitments and Contingencies (Continued)

In connection with the prior office lease, the Company issued a $1,140 letter of credit through November 2011 to the benefit of the landlord, collateralized by a certificate of deposit. On December 2, 2011, the landlord released the restricted cash to the Company. In connection with the new lease, the Company issued a $436 letter of credit, collateralized by a money market account. As of September 30, 2010 and 2011 and June 30, 2012 (unaudited), the Company classified amounts of $1,140, $1,576 and $436, respectively, as restricted cash relating to these leases.

Litigation and Contingencies Related to Use of Intellectual Property

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company currently is not a party to any threatened or pending litigation. However, third parties might allege that the Company or its collaborators are infringing their patent rights or that the Company is otherwise violating their intellectual property rights. Such third parties may resort to litigation against the Company or its collaborators, which the Company has agreed to indemnify. With respect to some of these patents, the Company expects that it will be required to obtain licenses and could be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. A costly license, or inability to obtain a necessary license, could have a material adverse effect on the Company’s financial condition, results of operations or cash flows. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

As of August 30, 2012 (unaudited), in response to correspondence received from a third party, the Company was in negotiations with such party to obtain an intellectual property license related to assets it used, or may have used, in prior years or periods. With respect to this matter, the Company believes that license costs are probable and can be reasonably estimated. As a result, as of June 30, 2012 (unaudited), the Company accrued $890 for the present value of the estimated costs of the potential license, of which $245 was recorded in accrued expenses and $645 was recorded in other long-term liabilities based on the expected periods of future payments. As of August 30, 2012 (unaudited), the Company is aware of a second potential license it may need to acquire with respect to patents it used, or may have used, in prior years or periods. As of August 30, 2012 (unaudited), the Company believes that license costs are probable, but a range of the loss cannot be reasonably estimated; therefore, no accrual for this matter was recorded as of June 30, 2012 (unaudited).

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of September 30, 2010 and 2011 or as of June 30, 2012 (unaudited).

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

17.	Income Taxes

During the year ended September 30, 2010, the Company recorded a net income tax benefit of $157 related to income taxes paid in 2008 that were subsequently refunded under the American Recovery Assistance Act and a research and development credit. This net income tax benefit of $157 was also the result of the Company’s use of net operating loss carryforwards to fully offset the income before income taxes of $7,747 generated in that year. As the deferred tax assets for those utilized net operating loss carryforwards had previously been recorded with a full valuation allowance, the use of the net operating loss carryforwards in fiscal 2010 resulted in an income tax benefit being recognized, which substantially offset the tax provision recorded as a result of the income before income taxes generated.

During the year ended September 30, 2011 and the nine months ended June 30, 2011 and 2012 (unaudited), no provision for income taxes was recorded due primarily to the Company’s use of net operating loss carryforwards to fully offset the income before income taxes of $23,310, $27,299 and $25,451, respectively, generated in those periods. As the deferred tax assets for those utilized net operating loss carryforwards had previously been recorded with a full valuation allowance, the use of the net operating loss carryforwards in each of those periods resulted in an income tax benefit being recognized, which substantially offset the tax provision recorded as a result of the income before income taxes generated.

In all periods presented, all income before income taxes was sourced from the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended September 30,
	2010	2011
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.2	5.8
Federal research and development tax credit	(1.3)	(2.0)
Change in deferred tax asset valuation allowance	(39.3)	(40.5)
Other	1.4	2.7

Effective income tax rate	0.0%	0.0%

Net deferred tax assets as of September 30, 2010 and 2011 consisted of the following:

	September 30,
	2010	2011
Net operating loss carryforwards	$23,033	$17,112
Tax credit carryforwards	5,086	5,669
Capitalized R&D expenses	16,622	12,966
Deferred revenue	170	—
Other temporary differences	901	622

Gross deferred tax assets	45,812	36,369
Valuation allowance	(45,812)	(36,369)

Net deferred tax assets	$—	$—

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

17.	Income Taxes (Continued)

As of September 30, 2011, the Company had net operating loss carryforwards for federal and state income tax purposes of $46,537 and $24,417, respectively, which begin to expire in fiscal year 2012. The Company also has available research and development tax credit carryforwards for federal and state income tax purposes of $4,084 and $2,402, respectively, which begin to expire in fiscal year 2012. Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income.

As of September 30, 2010 and 2011, the Company’s gross deferred tax asset balances of $45,812 and $36,369, respectively, were comprised principally of net operating loss carryforwards and research and development credits. During the nine months ended June 30, 2012 (unaudited), gross deferred tax assets related to net operating loss carryforwards decreased by $8,545 due to their utilization as a result of income before income taxes generated during this period. The Company has concluded, based on the weight of available evidence, that its net deferred tax assets are not more likely than not to be realized in the future. Management has considered the Company’s history of cumulative net losses incurred since inception, its lack of commercialization of any products or generation of any revenue from product sales since inception and its inability to reasonably estimate the timing or amounts, if any, of future milestone payment it will receive from its collaborators, and concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of September 30, 2010 and 2011 and June 30, 2012 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended September 30, 2010 and 2011 were as follows:

	Year Ended September 30,
	2010	2011
Valuation allowance as of beginning of year	$48,857	$45,812
Decreases recorded as benefit to income tax provision	(3,045)	(9,443)
Increases recorded to income tax provision	—	—

Valuation allowance as of end of year	$45,812	$36,369

The Company has not recorded any amounts for unrecognized tax benefits as of September 30, 2010 or 2011 or June 30, 2012 (unaudited).

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2006 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

18.	401(k) Plan

In December 1999, the Company established a 401(k) plan for all employees. This plan covers substantially all employees who meet minimum age and service requirements. Under the terms of the plan, the Company contributes on an annual basis up to 2% of an employee’s base salary up to a maximum of $4 per employee.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

18.	401(k) Plan (Continued)

During the years ended September 30, 2010 and 2011, the Company recognized $26 and $95, respectively, of expense related to its contributions to this plan. During the nine months ended June 30, 2011 and 2012 (unaudited), the Company recognized $66 and $57, respectively, of expense related to its contributions to the plan.

19.	Related Party Transactions

The Company has entered into consulting agreements for research and development and business management activities with certain members of the Company’s board of directors. Consulting fees paid for each of the years ended September 30, 2010 and 2011 were $75. Consulting fees paid during each of the nine months ended June 30, 2011 and 2012 (unaudited) were $56.

As further described in Note 7, the Company had entered into a note and warrant purchase agreement with stockholders in fiscal 2011.

20.	Qualifying Therapeutic Discovery Project Program

In November 2010, the Company received notification from the Internal Revenue Service that it had been awarded grants for four research projects under the Qualifying Therapeutic Discovery Project Credit program, covering 50% of qualifying expenses incurred, up to a maximum of $244 for each of the four projects.

A payment of $489 was received in fiscal 2011 for work on two of the projects already carried out during fiscal 2010 (tax year 2009). For the two projects carried out during fiscal 2011, a total amount receivable of $261 was recorded as of September 30, 2011, and was received in full in October 2011.

During the year ended September 30, 2011, the Company recorded the proceeds of $750 in other income (expense) in the statement of operations, upon approval of the qualifying expenses.

21.	Subsequent Events

For its financial statements as of September 30, 2011 and for the year then ended, the Company evaluated subsequent events through January 18, 2012, except for the following item, as to which the date is August 30, 2012. Except for this item, these financial statements were available to be issued on January 18, 2012.

In June 2012, the board of directors of the Company approved an amendment and restatement of the Company’s Certificate of Incorporation, which was subsequently approved by the requisite vote of the Company’s stockholders and filed on August 30, 2012. The Amended and Restated Certificate of Incorporation sets forth a formula for determining the order for calculating deemed conversions of each of the series of redeemable convertible preferred stock and convertible preferred stock upon a deemed liquidation event, amends the provision for automatic conversion of redeemable convertible preferred stock and convertible preferred stock in connection with an initial public offering of common stock, and amends the earliest dates upon which each series of redeemable convertible preferred stock may be redeemed at the election of the holders of such stock.

ENANTA PHARMACEUTICALS, INC

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

21.	Subsequent Events (Continued)

Based on this amendment, the shares of Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock outstanding as of September 30, 2011 is redeemable, at the written election of the majority of the holders of the Series C, Series D, Series E, Series F and Series G-1 and G-2 redeemable convertible preferred stock, as follows:

	Redemption Dates	Number of Shares	Redemption Value at Redemption Dates
Series C redeemable convertible preferred stock	December 31, 2013	847,868	$2,978
Series C redeemable convertible preferred stock	December 31, 2014	847,868	3,080
Series C redeemable convertible preferred stock	December 31, 2015	847,867	3,182
Series D redeemable convertible preferred stock	December 31, 2013	1,989,445	13,315
Series D redeemable convertible preferred stock	December 31, 2014	1,989,445	13,852
Series D redeemable convertible preferred stock	December 31, 2015	1,989,444	14,389
Series E redeemable convertible preferred stock	December 31, 2013	4,789,346	23,403
Series E redeemable convertible preferred stock	September 1, 2014	4,789,346	24,126
Series E redeemable convertible preferred stock	September 1, 2015	4,789,345	25,208
Series F redeemable convertible preferred stock	September 1, 2015	2,298,322	5,000
Series F redeemable convertible preferred stock	September 1, 2016	2,298,322	5,000
Series F redeemable convertible preferred stock	September 1, 2017	2,298,322	5,000
Series G-1 redeemable convertible preferred stock	January 1, 2018	1,540,255	4,167
Series G-1 redeemable convertible preferred stock	January 1, 2019	1,540,255	4,167
Series G-1 redeemable convertible preferred stock	January 1, 2020	1,540,254	4,167
Series G-2 redeemable convertible preferred stock	January 1, 2018	2,906,546	6,323
Series G-2 redeemable convertible preferred stock	January 1, 2019	2,906,546	6,323
Series G-2 redeemable convertible preferred stock	January 1, 2020	2,906,547	6,323

			$170,003

Immediately prior to this amendment, the earliest date upon which any series of redeemable convertible preferred stock could have been redeemed, at the election of the holders, was September 1, 2012.

22.	Subsequent Events (unaudited)

For its interim financial statements as of June 30, 2012 and for the nine months then ended, the Company evaluated subsequent events through August 30, 2012, the date on which those financial statements were available to be issued.

                 Shares

Common stock

Prospectus

J.P. Morgan	Credit Suisse

Leerink Swann	JMP Securities

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Securities and Exchange Commission registration fee		*
Financial Industry Regulatory Authority, Inc. filing fee		*
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*To	be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an

“Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don’t assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors. In general, these agreements provide that we will indemnify the director to the fullest extent permitted by law for claims arising in his or her capacity as a director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director makes a claim for indemnification and establish certain presumptions that are favorable to the director.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding shares of common stock and warrants issued, and options granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Warrants

In October and November 2010, we issued $2,000,000 in aggregate principal amount of term notes and warrants to purchase 1,999,989 shares of our Series 1 Nonconvertible Preferred Stock at an exercise price of $0.01 per share to existing investors pursuant to a Note and Warrant Purchase Agreement dated October 4, 2010.

No underwriters were involved in the foregoing issuance. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All investors described above represented to us in connection with the issuance of the warrants that they were accredited investors and were acquiring the warrants for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants and Exercises

Since January 1, 2009, we have issued to certain employees, directors and consultants options to purchase an aggregate of 2,986,561 shares of common stock, of which, as of June 30, 2012, 134,697 had been exercised for cash consideration in the aggregate amount of $45,595, 678,953 had been forfeited, and 2,134,685 remained outstanding at a weighted average exercise price of $0.98 per share.

The stock options and the common stock issued and issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock and the warrants described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Watertown, Commonwealth of Massachusetts, on this 30th of August, 2012.

ENANTA PHARMACEUTICALS, INC.

By:	/s/ Jay R. Luly, Ph.D.
Jay R. Luly, Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Enanta Pharmaceuticals, Inc., hereby severally constitute and appoint Jay R. Luly, Ph.D., our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Jay R. Luly, Ph.D. Jay R. Luly, Ph.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	August 30, 2012

/s/ Paul J. Mellett Paul J. Mellett	Chief Accounting Officer (Principal Financial and Accounting Officer)	August 30, 2012

/s/ Ernst-Günter Afting, M.D., Ph.D. Ernst-Günter Afting, M.D., Ph.D.	Director	August 30, 2012

/s/ Marc E. Goldberg Marc E. Goldberg	Director	August 30, 2012

/s/ David Poorvin, Ph.D. David Poorvin, Ph.D.	Director	August 30, 2012

/s/ Helmut M. Schühsler, Ph.D. Helmut M. Schühsler, Ph.D.	Director	August 30, 2012

/s/ Terry Vance Terry Vance	Director	August 30, 2012

/s/ Gregory Verdine, Ph.D. Gregory Verdine, Ph.D.	Director	August 30, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation of Enanta Pharmaceuticals, Inc. (the “Company”) filed with the Secretary of State of Delaware on August 30, 2012.

3.2	Bylaws of the Company.

3.3*	Certificate of Incorporation of the Company to be effective upon the closing of this offering.

3.4*	Bylaws of the Company to be effective upon the closing of this offering.

4.1*	Specimen certificate evidencing shares of common stock.

4.2	Form of Series 1 Nonconvertible Preferred Stock Warrant.

5.1*	Opinion of Edwards Wildman Palmer LLP.

10.1†	Collaborative Development and License Agreement between the Company and Abbott Laboratories, dated November 27, 2006; as amended by a First Amendment to Collaborative Development and License Agreement dated January 27, 2009 and a Second Amendment to Collaborative Development and License Agreement dated December 9, 2009.

10.2†	Collaboration and License Agreement between the Company and Novartis Institutes for BioMedical Research, Inc., dated February 16, 2012.

10.3†	Agreement between the Company and the National Institute of Allergy and Infectious Diseases, dated September 30, 2011.

10.4	Third Amended and Restated Registration Rights Agreement, dated as of August 23, 2012.

10.5*	Form of Executive Employment Agreement.

10.6	Lease Agreement between Company and ARE-500 Arsenal Street LLC, dated as of April 15, 2011.

10.7*	Form of Indemnification Agreement between the Company and each director.

10.8	Amended and Restated 1995 Equity Incentive Plan.

10.9*	Form of Incentive Stock Option Certificate under Amended and Restated 1995 Equity Incentive Plan.

10.10*	Form of Non-Statutory Stock Option Certificate under Amended and Restated 1995 Equity Incentive Plan.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Edwards Wildman Palmer LLP (to be included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Exhibit 3.1

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ENANTA PHARMACEUTICALS, INC.

Pursuant to Section 242

of the General Corporation Law of

the State of Delaware

The undersigned, for the purpose of amending, restating and integrating the Certificate of Incorporation of Enanta Pharmaceuticals, Inc. (the “Corporation”) as amended and supplemented heretofore under the laws of the State of Delaware hereby certifies as follows:

1.	The Corporation was incorporated under the name NOVIRx, Inc. pursuant to an original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 25, 1995. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 1, 1996, the Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 27, 2000, the Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 5, 2002, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on October 27, 2003, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on June 16, 2004, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on December 18, 2006, and the Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 1, 2010 (as so amended and restated, the “Certificate of Incorporation”).

2.	This Fifth Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Certificate of Incorporation, in its entirety by deleting from such Certificate of Incorporation all of the provisions thereof and substituting in lieu of such provisions the text of this Fifth Amended and Restated Certificate of Incorporation.

3.	By actions taken at meetings of the Board of Directors of the Corporation, resolutions were duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “Delaware Law”), setting forth certain amendments to the Certificate of Incorporation of the Corporation, and declaring said amendments to be advisable.

4.	This Fifth Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the Delaware Law.

5.	The Certificate of Incorporation of the Corporation, as amended and restated herein, shall at the effective time of this Fifth Amended and Restated Certificate of Incorporation, read as follows:

“FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENANTA PHARMACEUTICALS, INC.

FIRST. The name of the Corporation is Enanta Pharmaceuticals, Inc.

SECOND. The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware. The name of its registered agent at such address is the Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware and specifically, without limiting the generality of the foregoing, development of therapeutic compounds and technologies for developing therapeutic compounds.

FOURTH. The authorized capitalization of the Corporation is as follows:

Authorized Shares; Issuance

The total number of shares of all classes of stock which the Corporation has authority to issue is 128,987,738 shares, consisting of 70,000,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), and 58,987,738 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”) of which (i) 379,450 shares are designated as Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”), (ii) 187,000 shares are designated as Series B Convertible Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), (iii) 2,543,603 shares are designated as Series C Convertible Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”), (iv) 5,968,334 shares are designated as Series D Convertible Preferred Stock, par value $.01 per share (the “Series D Preferred Stock”), (v) 16,132,546 shares are designated as Series E Convertible Preferred Stock, par value $.01 per share (the “Series E Preferred Stock”), (vi) 6,894,966 shares are designated as Series F Convertible Preferred Stock, par value $.01 per share (the “Series F Preferred Stock”), (vii) 4,729,543 shares are designated as Series G-1 Preferred Stock, par value $.01 per share (the “Series G-1 Preferred Stock”), (viii) 9,152,296 shares are designated as Series G-2 Preferred Stock, par value $.01 per share (the “Series G-2 Preferred Stock” and, together with the Series G-1 Preferred Stock, share for share alike and without distinction by subseries, except as expressly provided herein, the “Series G Preferred Stock”), and (ix) 13,000,000 shares are designated as Series 1 Non-Convertible Preferred Stock, par value $.01 per share (the “Series 1 Non-Convertible Preferred Stock”), amounting to an aggregate par value of $1,289,877.38. The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, and Series G Preferred Stock are referred to collectively as the “Convertible Preferred Stock,” and together with the Series 1 Non-Convertible Preferred Stock, the “Preferred Stock.”

Subject to the provisions of this Certificate of Incorporation and except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Common Stock; Designation of Series A,

Series B, Series C, Series D, Series E, Series F, Series G and Series 1 Non-Convertible Preferred

Stock

The powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series 1 Non-Convertible Preferred Stock and in respect of the Common Stock, shall be as follows:

Section 1. Liquidation Rights.

(a) Liquidation Payments.

(i) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of the Series 1 Non-Convertible Preferred Stock shall be entitled to be paid first out of the assets of the Corporation (or, in the event a transaction is deemed to be a liquidation, dissolution or winding up pursuant to Section 1(c), out of the consideration paid to the holders of such series of Preferred Stock) available for distribution to holders of the Corporation’s capital stock of all classes, a per share amount equal to $1.00 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series 1 Non-Convertible Preferred Stock).

No payment or distribution upon a liquidation, dissolution or winding up of the Corporation shall be made with respect to the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, or the Series G Preferred Stock unless and until full payment has first been made to the holders of the Series 1 Non-Convertible Preferred Stock of the respective amounts they are entitled to receive under this Subsection 1(a)(i).

(ii) After the payments described in Subsection 1(a)(i) shall have been made in full to the holders of the Series 1 Non-Convertible Preferred Stock or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of the Series 1 Non-Convertible Preferred Stock so as to be immediately available to such holders, the holders of shares of the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock shall be entitled to be paid out of the remaining assets of the Corporation (or, in the event a transaction is deemed to be a liquidation, dissolution or winding up pursuant to Section 1(c), out of the consideration paid to the holders of such series of Preferred Stock) available for distribution to holders of the Corporation’s capital stock of all classes, a per share amount equal to (A) in the case of shares of the Series G-2 Preferred Stock, $2.17550 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series G-2 Preferred Stock), plus all dividends declared but unpaid thereon, (B) in the case of shares of the Series G-1 Preferred Stock, $2.70518 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series G-1 Preferred Stock), plus all dividends declared but unpaid thereon, (C) in the case of shares of the Series F Preferred Stock, $2.17550 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series F Preferred Stock) plus all dividends declared but unpaid thereon and (D) in the case of shares of Series E Preferred Stock, (I) $2.51 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series E Preferred Stock), plus (II) all Accruing E Dividends (as defined in Section 5) per share unpaid thereon (whether or not declared) and any other dividends per share declared but unpaid thereon, computed to and including the date full payment shall be tendered to the holders of the Series E Preferred Stock with respect to such liquidation, dissolution or winding up.

No payment or distribution upon a liquidation, dissolution or winding up of the Corporation shall be made with respect to the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or the Series D Preferred Stock unless and until full payment has first been made to the holders of the Series 1 Non-Convertible Preferred Stock of the amounts they are entitled to receive under Subsection 1(a)(i), and thereafter, to the holders of the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock of the amounts they are entitled to receive under this Subsection 1(a)(ii).

(iii) After the payments described in Subsection 1(a)(i) and 1(a)(ii) shall have been made in full to the holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock, or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock so as to be immediately available to such holders, the holders of shares of the Series D Preferred Stock shall be entitled to be paid out of the remaining assets of the Corporation (or, in the event a transaction is deemed to be a liquidation, dissolution or winding up pursuant to Section 1(c), out of the consideration paid to the holders of such series of Preferred Stock) available for distribution to holders of the Corporation’s capital stock of all classes, a per share amount equal to (A) $3.00 per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series D Preferred Stock), plus (B) all Accruing D Dividends (as defined in Section 5) per share unpaid thereon (whether or not declared) and any other dividends per share declared but unpaid thereon, computed to and including the date full payment shall be tendered to the holders of the Series D Preferred Stock with respect to such liquidation, dissolution or winding up.

No payment or distribution upon a liquidation, dissolution or winding up of the Corporation shall be made with respect to the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock or the Series C Preferred Stock unless and until full payment has first been made to the holders of the Series 1 Non-Convertible Preferred Stock of the amounts they are entitled to receive under Subsection 1(a)(i), and thereafter, to the holders of the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock of the amounts they are entitled to receive under Subsection 1(a)(ii), and thereafter, to the holders of the Series D Preferred Stock of the amounts they are entitled to receive under this Subsection 1(a)(iii).

(iv) After such payments described in Subsections 1(a)(i), 1(a)(ii) and 1(a)(iii) shall have been made in full to the holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock, the Series E Preferred Stock and the Series D Preferred Stock, respectively, or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock, the Series E Preferred Stock and the Series D Preferred Stock so as to be immediately available to such holders, the holders of the Series C Preferred Stock shall be entitled to be paid out of the remaining assets of the Corporation (or, in the event a transaction is deemed to be a liquidation, dissolution or winding up pursuant to Section 1(c), out of the consideration paid to the holders of such series of Preferred Stock) available for distribution to the holders of the Corporation’s capital stock of all classes, a per share amount equal to (A) $1.72 per share (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series C Preferred Stock), plus (B) all Accruing C Dividends (as defined in Section 5) per share unpaid thereon (whether or not declared) and any other dividends per share declared but unpaid thereon, computed to and including the date full payment shall be tendered to the holders of the Series C Preferred Stock with respect to such liquidation, dissolution or winding up.

No payment or distribution upon a liquidation, dissolution or winding up of the Corporation shall be made with respect to the Common Stock, the Series A Preferred Stock or the Series B Preferred Stock unless and until full payment has first been made to the holders of the Series 1 Non-Convertible Preferred Stock of the amounts they are entitled to receive under Subsection 1(a)(i), and thereafter, to the holders of the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock of the respective amounts they are entitled to receive under Subsection 1(a)(ii), and thereafter, to the holders of the Series D Preferred Stock of the amounts they are entitled to receive under Subsection 1(a)(iii), and thereafter, to the holders of the Series C Preferred Stock of the amounts they are entitled to receive under this Subsection 1(a)(iv).

(v) After such payments described in Subsections 1(a)(i), 1(a)(ii), 1(a)(iii) and 1(a)(iv) shall have been made in full to the holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock, the Series E Preferred Stock, the Series D Preferred Stock and the Series C Preferred Stock, respectively, or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of the Series 1 Non-Convertible Preferred Stock, the Series G Preferred Stock, the Series F Preferred Stock, the Series E Preferred Stock, the Series D Preferred Stock

and the Series C Preferred Stock so as to be immediately available to such holders, the holders of the Series A Preferred Stock and the Series B Preferred Stock shall be entitled to be paid out of the remaining assets of the Corporation (or, in the event a transaction is deemed to be a liquidation, dissolution or winding up pursuant to Section 1(c), out of the consideration paid to the holders of such series of Preferred Stock) available for distribution to the holders of the Corporation’s capital stock of all classes, $0.37 per share in the case of the Series A Preferred Stock and $1.00 per share in the case of the Series B Preferred Stock (subject in each case to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series A Preferred Stock and Series B Preferred Stock, as the case may be) plus all dividends declared thereon but unpaid.

If upon any such liquidation, dissolution or winding up of the affairs of the Corporation the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full to the holders of the Preferred Stock of all amounts distributable to them under Subsections 1(a)(i), 1(a)(ii), 1(a)(iii), 1(a)(iv) and the first paragraph of this Subsection 1(a)(v), then the entire assets of the Corporation available for such distribution shall be distributed to the holders of Preferred Stock in the following order: (i) first, ratably among the holders of the Series 1 Non-Convertible Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under Subsection 1(a)(i); (ii) second, if any assets remain after the distribution to the holders of Series 1 Non-Convertible Preferred Stock of the full amounts they are entitled to receive under Subsection 1(a)(i), ratably among the holders of the Series G Preferred Stock, the Series F Preferred Stock and the Series E Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under Subsection 1(a)(ii); (iii) third, if any assets remain after the distribution to the holders of Series 1 Non-Convertible Preferred Stock, Series G Preferred Stock, Series F Preferred Stock and Series E Preferred Stock of the full amounts they are entitled to receive under Subsection 1(a)(i) and 1(a)(ii), respectively, ratably among the holders of the Series D Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under Subsection 1(a)(iii); (iv) fourth, if any assets remain after the distribution to the holders of Series 1 Non-Convertible Preferred Stock, Series G Preferred Stock, Series F Preferred Stock, Series E Preferred Stock and Series D Preferred Stock of the full amounts they are entitled to receive under Subsections 1(a)(i), 1(a)(ii) and 1(a)(iii), respectively, ratably among the holders of the Series C Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under Subsection 1(a)(iv); and (v) fifth, if any assets remain after the distribution to the holders of the Series 1 Non-Convertible Preferred Stock, Series G Preferred Stock, Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock and Series C Preferred Stock of the full amounts they are entitled to receive under Subsections 1(a)(i), 1(a)(ii), 1(a)(iii) and 1(a)(iv), respectively, ratably among the holders of the Series A Preferred Stock and Series B Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under the first paragraph of this Subsection 1(a)(v).

(vi) After such payments shall have been made in full to the holders of the Preferred Stock under Subsection 1(a)(i), 1(a)(ii), 1(a)(iii), 1(a)(iv) and the first paragraph of Subsection 1(a)(v), or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of Preferred Stock so as to be immediately available to such holders, the remaining assets available for distribution shall be distributed among the holders of the Common Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock ratably in proportion to the number of shares of Common Stock then held by them or issuable to them upon conversion of the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock then held by them; provided, however, that the aggregate amounts payable with respect to the shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock shall not exceed (1) $3.44 per share in the case of the Series C Preferred Stock, (2) $6.00 per share in the case of the Series D Preferred Stock and (3) $5.02 per share in the case of Series E Preferred Stock.

(vii) Upon conversion of shares of Convertible Preferred Stock into shares of Common Stock pursuant to Section 2 below, the holders of such Common Stock shall not be entitled to any preferential payment or distribution in case of any liquidation, dissolution or winding up, but shall share ratably in any distribution of the assets of the Corporation to all the holders of Common Stock. For the avoidance of doubt, the holders of outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, shall, upon a liquidation or dissolution of the Corporation, have the right to elect either to (1) convert such shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock into Common Stock pursuant to Section 2, or (2) receive the applicable Series C Liquidation Payment, Series D Liquidation Payment, Series E Liquidation Payment, Series F Liquidation Payment or Series G Liquidation Payment (as defined below). Without limiting the foregoing, if, in the case of any liquidation, dissolution or winding up of the Corporation (including, without limitation, a Deemed Liquidation Event (as defined below)), the amount which the holder of a share of any series of Convertible Preferred Stock would, if such holder converted such share of such series of Convertible Preferred Stock into Common Stock immediately prior to such transaction (or any applicable record date), be entitled to receive pursuant to this Subsection 1(a) is greater than the amount which such holder would, if such holder did not so convert such share into Common Stock, be entitled to receive pursuant to this Subsection 1(a), then such holder shall receive such greater amount pursuant to such transaction in full satisfaction of all amounts to which such holder is entitled pursuant to this Subsection 1(a) without first having so converted such share into Common Stock (a “Deemed Liquidation Conversion”); provided, however, that the holders either of two-thirds (2/3) of the outstanding shares of each series of Convertible Preferred Stock (other than Series G Preferred Stock), voting as separate series, or of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, may waive the foregoing on behalf of all holders of each such series by executing a written document or documents specifically indicating such waiver.

(viii) The calculations made under the last sentence of subsection 1(a)(vii) to determine whether a Deemed Liquidation Conversion has occurred shall be made iteratively, with the determination made first for shares of the series with the lowest LP/CSE (as defined below) and thereafter in order of shares of the series with the next lowest LP/CSE (such that the determination for shares of the series with the highest LP/CSE is performed last). “LP/CSE” shall mean, with respect to shares of a series of Convertible Preferred Stock, the quotient of (i) the amount payable per share of such series of Convertible Preferred Stock specified above in this Subsection 1(a) divided by (ii) the number of shares of Common Stock into which one share of such series of Convertible Preferred Stock is convertible in accordance with Section 2. When making the calculations iteratively under this subsection to determine whether a Deemed Liquidation Conversion has occurred for a particular series of Convertible Preferred Stock, each such calculation shall be made (1) under the assumption that, with respect to shares of each other series of Convertible Preferred Stock for which such calculation has not yet been made, that a Deemed Liquidation Conversion shall be deemed not to have occurred in respect of shares of such other series and shares of such other series shall be deemed to receive only the amounts payable per share for such other series of Convertible Preferred Stock as provided in Subsections (ii) through (vi) of this Subsection 1(a) (including, without limitation, in the case of holders of shares of Series E Preferred Stock, the Series D Preferred Stock and the Series C Preferred Stock, any amounts payable to such holders under Subsection 1(a)(vi)); and (2) with respect to each series of Convertible Preferred Stock for which such calculation has been made in earlier iterations of the iterative process, applying the results of such calculation as to whether a Deemed Liquidation has occurred with respect to shares of such series of Convertible Preferred Stock. After it is determined for shares of each series of Convertible Preferred Stock, in the order described in this subsection, whether a Deemed Liquidation Conversion has occurred, then the actual amounts payable per share for all series of Convertible Preferred Stock for which there was a Deemed Liquidation Conversion shall be calculated based on the determinations made in this subsection as to whether a particular series of Convertible Preferred Stock is subject to a Deemed Liquidation Conversion.

(ix) The amounts payable with respect to shares of Series 1 Non-Convertible Preferred Stock, Series G Preferred Stock, Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock under this Subsection 1(a) (including, without limitation, in the case of holders of shares of Series E Preferred Stock, the Series D Preferred Stock and the Series C Preferred Stock, any amounts payable to such holders under Subsection 1(a)(vi)) are sometimes hereinafter referred to as “Series 1 Liquidation Payments,” “Series G Liquidation Payments,” “Series F Liquidation Payments,” “Series E Liquidation Payments,” “Series D Liquidation Payments,” “Series C Liquidation Payments,” “Series B Liquidation Payments” and “Series A Liquidation Payments,” respectively, and together are sometimes hereinafter referred to as the “Liquidation Payments.”

(b) Distributions Other than Cash. Whenever the distributions provided for in this Section 1 shall be payable in property other than cash, the value of such distributions shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation (including all of the Series C-E Directors (as defined in Section 4(b) below)), except that any securities to be distributed to the stockholders shall be valued as follows: (i) unless otherwise specified in a definitive agreement for the acquisition of the Corporation, if traded on a nationally recognized securities exchange or inter-dealer quotation system, the value of such securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) preceding the consummation of such liquidation, dissolution or winding up of the Corporation; (ii) if clause (i) does not apply but the securities are traded over-the-counter, then, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, the value shall be deemed to be the average of the closing bid prices over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) preceding the consummation of such liquidation, dissolution or winding up of the Corporation; and (iii) if there is no active public market, the value of such securities shall be the fair market value thereof, as determined in good faith by resolution of the Board of Directors of the Corporation (including all of the Series C-E Directors). The method of valuation of securities subject to any restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in clauses (i), (ii) or (iii) of this Subsection 1(b) to reflect the approximate fair market value thereof, as determined in good faith by resolution of the Board of Directors of the Corporation (including all of the Series C-E Directors); provided, however, that any cash, property, rights or securities placed in an escrow with respect to a Deemed Liquidation Event (as defined below) shall be deemed distributed without applying any discount to the value thereof due to its placement in escrow.

(c) Merger as Liquidation, etc.

(i) (A) The merger or consolidation of the Corporation into or with another corporation (except an Excluded Merger, as defined below), (B) the sale of all or substantially all of the assets of the Corporation or (C) the sale, exchange or transfer by the Corporation’s stockholders, in a single transaction or series of related transactions, of capital stock representing a majority of the voting power at elections of directors of the Corporation (a “Stock Sale”) shall each be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation for purposes of this Section 1 (each of the foregoing events being a “Deemed Liquidation Event”): (s) with respect to the Series 1 Non-Convertible Preferred Stock, unless, following an election to the contrary by the holders of a majority of the then outstanding shares of the Series 1 Non-Convertible Preferred Stock, any such transaction is not deemed to be a liquidation, dissolution or winding up of the Corporation with respect to the Series 1 Non-Convertible Preferred Stock, (t) with respect to the Series G Preferred Stock, unless following an election to the contrary by the holders of at least a majority of the then outstanding shares of the Series G Preferred Stock, both subseries of such series voting together as a single series, any such transaction is not deemed to be a liquidation, dissolution or winding up of the Corporation with respect to the Series G Preferred Stock, (u) with respect to the Series F Preferred Stock, unless, following an election to the contrary by the holders of the then outstanding shares of the Series E Preferred Stock, any such transaction is not deemed to be a liquidation, dissolution or winding up of the Corporation with respect to the Series E Preferred Stock, (v) with respect to the Series E Preferred Stock, unless the holders of at least two-thirds of the then outstanding shares of Series E Preferred Stock elect to the contrary, (w) with respect to the Series D Preferred Stock, unless the holders of at least two-thirds of the then outstanding shares of the Series D Preferred Stock elect to the contrary, (x) with respect to the Series C Preferred Stock, unless the holders of at least two-thirds of the then outstanding shares of the Series C Preferred Stock elect to the contrary, (y) with respect to the Series B Preferred Stock, unless the holders of at least a majority in voting power of the then outstanding shares of the Series B Preferred Stock elect to the contrary, and (z) with respect to the Series A Preferred Stock, unless the holders of at least a majority in voting power of the then outstanding shares of the Series A Preferred Stock elect to the contrary; such election in each such case to be made by giving notice thereof to the Corporation within ten (10) days after the date of the notice given by the Corporation to such holders pursuant to Section 1(d). Within two (2) business days of the Corporation’s receipt of such notice of such election from holders of Preferred Stock, the Corporation shall notify each other holder of Preferred Stock of such election; provided, however, that the holders either of two-thirds (2/3) of the outstanding shares of each series of Preferred Stock (other than Series G Preferred Stock), voting as a separate series, or of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, may waive the foregoing notice on behalf of all holders of each such series by executing a written document or documents specifically indicating such waiver. If such notice is given with respect to any series of Preferred Stock, the provisions of Subsection 2(h) shall apply to such series of Preferred Stock. Unless such election is made with respect to a series of Preferred Stock, any amounts received by the holders of such series of Preferred Stock as a result of such merger, consolidation or Stock Sale shall be deemed to be applied toward, and all consideration received by the Corporation in such asset sale together with all other available assets of the Corporation shall be distributed toward, the Liquidation Payments attributable to such shares of Preferred Stock in the order of preference set forth in Subsection 1(a).

(ii) An “Excluded Merger” shall mean a merger or consolidation in which the shares of the Corporation outstanding immediately prior to the closing of such merger or consolidation represent or are converted into shares of the surviving entity that represent at least eighty percent (80%) in voting power of the capital stock of the surviving or resulting corporation immediately after such merger or consolidation, in which case the provisions of Subsection 2(h) shall apply.

(d) Notice. Notice of any proposed liquidation, dissolution or winding up of the affairs of the Corporation (including any Deemed Liquidation Event under Subsection 1(c)), stating a payment date, the amount of the Liquidation Payments (and the amount that the holder of Convertible Preferred Stock would be entitled to receive if such holder converted its Convertible Preferred Stock into Common Stock) and the place where said Liquidation Payments shall be payable, shall be sent to the holders of record of the Preferred Stock not less than twenty (20) days prior to the payment date stated therein; provided, however, that the holders either of two-thirds (2/3) of the outstanding shares of each series of Preferred Stock (other than Series G Preferred Stock), voting as a separate series, or of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, may waive the foregoing on behalf of all holders of each such series by executing a written document or documents specifically indicating such waiver.

Section 2. Conversion. The holders of Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert; Conversion Price. Each share of Convertible Preferred Stock shall be convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Convertible Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined in accordance with the following.

(i) In the case of each share of Series A Preferred Stock, by dividing $0.37 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series A Preferred Stock) by the Series A Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series A Preferred Stock (the “Series A Conversion Price”) shall be $0.37 (which amount reflects all applicable adjustments to date). Such Series A Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series A Preferred Stock is convertible, as hereinafter provided.

(ii) In the case of each share of Series B Preferred Stock, by dividing $1.00 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series B Preferred Stock) by the Series B Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series B Preferred Stock (the “Series B Conversion Price”) shall be $1.00 (which amount reflects all applicable adjustments to date). Such Series B Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series B Preferred Stock is convertible, as hereinafter provided.

(iii) In the case of each share of Series C Preferred Stock, by dividing $1.72 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series C Preferred Stock) by the Series C Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series C Preferred Stock (the “Series C Conversion Price”) shall be $1.72 (which amount reflects all applicable adjustments to date). Such Series C Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series C Preferred Stock is convertible, as hereinafter provided.

(iv) In the case of each share of Series D Preferred Stock, by dividing $3.00 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series D Preferred Stock) by the Series D Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series D Preferred Stock (the “Series D Conversion Price”) shall be $2.24077 (which amount reflects all applicable adjustments to date, including, without limitation, (1) the special adjustment to the Series E Conversion Price effective as of December 31, 2003, as provided for by Section 2(e)(vii) of this Article FOURTH as in effect immediately prior to the filing and effectiveness of the amendments to this Article FOURTH set forth in the Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation filed June 16, 2004 (the “Series E Milestone Adjustment”), (2) the issuance of an aggregate of 7,945,688 shares of Series E Preferred Stock in June and December 2002, (3) the issuance of an aggregate of 6,965,992 shares of Series E Preferred Stock in exchange for cancellation of indebtedness of the Corporation to certain existing stockholders of the Corporation in June 2004, (4) the deemed issuance pursuant to Section 2(e)(iv) below of the shares of Series E Preferred Stock issuable upon exercise of the warrants listed in clauses (D) and (E) of Section 2(e)(iv) below, (5) the issuance of 6,984,966 shares of Series F Preferred

Stock at a per share price of $2.17550, and (6) the issuance of an aggregate of 8,719,649 shares of Series G-2 Preferred Stock upon conversion of indebtedness of the Corporation to certain existing stockholders and other holders of such indebtedness (which amount assumes such conversion occurs or is deemed to have occurred on or before December 31, 2006)). Such Series D Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series D Preferred Stock is convertible, as hereinafter provided.

(v) In the case of each share of Series E Preferred Stock, by dividing $2.51 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series E Preferred Stock) by the Series E Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series E Preferred Stock (the “Series E Conversion Price”) shall be $1.90760 (which amount reflects all applicable adjustments to date, including without limitation, the Series E Milestone Adjustment). Such initial Series E Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series E Preferred Stock is convertible, as hereinafter provided.

(vi) In the case of each share of Series F Preferred Stock, by dividing $2.17550 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series F Preferred Stock) by the Series F Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series F Preferred Stock (the “Series F Conversion Price”) shall be $2.17550.

(vii) (A) In the case of each share of Series G-1 Preferred Stock, by dividing $2.70518 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series G-1 Preferred Stock) by the Series G-1 Conversion Price, determined as hereinafter provided, in effect at the time of conversion; and (B) in the case of each share of Series G-2 Preferred Stock, by dividing $2.17550 (subject to equitable adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other similar event with respect to the Series G-2 Preferred Stock) by the Series G-2 Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Conversion Price of the Series G-1 Preferred Stock (the “Series G-1 Conversion Price”) shall be $2.70518, and the Conversion Price of the Series G-2 Preferred Stock (the “Series G-2 Conversion Price”; and, together with the Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price, Series E Conversion Price, Series F Conversion Price and Series G-1 Conversion Price, each a “Conversion Price”) shall be $2.17550. Such Series G-1 Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series G-1 Preferred Stock is convertible, as hereinafter provided.

The right of conversion with respect to any shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock which shall have been called for redemption and are then redeemable under Section 6 hereof shall terminate at the close of business on the day fixed for redemption unless the Corporation shall default in the payment of the redemption price, in which case the right of conversion with respect to such shares shall continue unless and until such redemption price is paid in full.

In the event of any transaction that is deemed a liquidation, dissolution or winding up of the Corporation under Section 1, the conversion rights of the Convertible Preferred Stock shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation, dissolution or winding up to the holders of Convertible Preferred Stock; provided, however, that such conversion rights with respect to any shares of any such series of Convertible Preferred Stock shall be deemed not to have been terminated if the full amount distributable to any such series on liquidation, dissolution or winding up is not paid. The Corporation shall give the holders of Convertible Preferred Stock 20 days’ prior notice of the date fixed for such payment in accordance with and subject to Section 1(d). Notwithstanding any other provisions hereof, if a conversion of Convertible Preferred Stock is to be made in connection with any transaction affecting the Corporation, the conversion of any shares of Convertible Preferred Stock, may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until immediately before, and only if, such transaction has been consummated, subject in all events to the terms hereof applicable to such transaction.

(b) Automatic Conversion.

(i) Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price, Series E Conversion Price, Series F Conversion Price, Series G-1 Conversion Price or Series G-2 Conversion Price then in effect, as the case may be, upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation to the public with gross proceeds to the Corporation of not less than $25,000,000 (in the event of which offering, the person(s) entitled to receive the Common Stock issuable upon such conversion of the Convertible Preferred Stock shall not be deemed to have converted that Convertible Preferred Stock until the closing of such offering);

(ii) Each share of any series of Convertible Preferred Stock other than Series G Preferred Stock, which is treated in the next sentence, shall automatically be converted into shares of Common Stock at the Conversion Price applicable to such series of Convertible Preferred Stock then in effect upon the written election of the holders of not less than two-thirds of the then outstanding shares of such series of Convertible Preferred Stock, voting as a separate series; provided, however, that each share of Series F Preferred Stock shall automatically be converted into shares of Common Stock at the Series F Conversion Price upon the written election of the holders of not less than two-thirds of the then outstanding shares of each of the Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock and Series C Preferred Stock acting as a single class on a common stock equivalent basis and in which case all outstanding shares of each of the Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock and Series C Preferred Stock also are converted into shares of Common Stock.

Each share of Series G Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series G-1 Conversion Price or the Series G-2 Conversion Price, as the case may be, upon the written election of the holders of not less than two-thirds of the then outstanding shares of each of the Series G Preferred Stock, Series E Preferred Stock, Series D Preferred Stock and Series C Preferred Stock voting as a single class on a common stock equivalent basis.

(c) Mechanics of Automatic Conversions. Upon the occurrence of an event specified in Subsection 2(b), the Convertible Preferred Stock of the applicable series shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that all holders of shares of Convertible Preferred Stock being converted shall be given written notice of the occurrence of the event specified in Subsection 2(b) triggering such conversion, including the date such event occurred (the “Mandatory Conversion Date”), and the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of the Convertible Preferred Stock being converted are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or any transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith. On the Mandatory Conversion Date, all rights with respect to the Convertible Preferred Stock so converted shall terminate, except any of the rights of the holder thereof, upon surrender of the holder’s certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such Convertible Preferred Stock has been converted, together with cash in an amount equal to all dividends declared but unpaid on, and any and all other amounts owing with respect to, the shares of Convertible Preferred Stock converted to and including the time of conversion. Upon the automatic conversion of any Convertible Preferred Stock, the holders of such Convertible Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or of its transfer agent. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by the holder’s attorney duly authorized in writing. Upon surrender of such certificates there shall be issued and delivered to such holder, or to such holder’s nominee or nominees promptly at such office, a certificate or certificates for the number of shares of Common Stock into which the shares of the Convertible Preferred Stock surrendered were convertible on the Mandatory Conversion Date together with cash in an amount equal to all dividends declared but unpaid on, and any and all other amounts owing with respect to, the shares of Convertible Preferred Stock converted to and including the time of conversion. Upon the automatic conversion of the Convertible Preferred Stock of any series, all shares of Convertible Preferred Stock being converted by any holder thereof shall be aggregated for the purpose of determining the number of shares of Common Stock to which such holder shall be entitled, and no fractional share of Common Stock shall be issued. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of the Common Stock on the Mandatory Conversion Date, as reasonably determined by the Board of Directors in good faith.

(d) Mechanics of Optional Conversions. Before any holder of Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefor at the office of the Corporation or of any transfer agent for the Convertible Preferred Stock, or notify the Corporation or any transfer agent that such certificates have been lost, stolen, or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith, and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the holder’s name or the name or names of the holder’s nominees in which the holder wishes the certificate or certificates for shares of Common Stock to be issued. On the date of conversion, all rights with respect to the Convertible Preferred Stock so converted shall terminate, except any of the rights of the holder thereof, upon surrender of the holder’s certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such Convertible Preferred Stock has been converted and cash in an amount equal to all dividends declared but unpaid on, and any and all other amounts owing with respect to, the shares of Convertible Preferred Stock being converted to and including the time of conversion. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by the holder’s attorney duly authorized in writing. Upon the optional conversion of the Convertible Preferred Stock of any series, all shares of Convertible Preferred Stock being converted by any holder thereof shall be aggregated for the purpose of determining the number of shares of Common Stock to which such holder shall be entitled, and no fractional share of Common Stock shall be issued. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of the Common Stock on the date of conversion, as reasonably determined by the Board of Directors in good faith. The Corporation shall, promptly after surrender of the certificate or certificates for conversion, issue and deliver at such office to such holder of Convertible Preferred Stock, or to the holder’s nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid, together with cash in lieu of any fraction of a share and cash in an amount equal to all dividends declared but unpaid thereon and any and all other amounts owing with respect thereto at such time. Unless otherwise specified by the holder in the written notice of conversion, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Convertible Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(e) Adjustments to Conversion Price for Diluting Issues and Certain Other Circumstances.

(i) Special Definitions. For purposes of this Subsection 2(e), the following definitions shall apply:

(1) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(2) “Original Issue Date” shall mean with respect to any series of Preferred Stock the first date on which a share of Preferred Stock of such series was issued.

(3) “Convertible Securities” shall mean any evidences of indebtedness, shares of capital stock (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(4) “Additional Shares of Common Stock” when used with respect to a series of Preferred Stock shall mean all shares of Common Stock issued (or, pursuant to Subsection 2(e)(iii), deemed to be issued) by the Corporation after the Original Issue Date of the Series G Preferred Stock, whether or not subsequently reacquired or retired by the Corporation, other than:

(A) shares of Common Stock issued or issuable upon conversion of shares of Convertible Preferred Stock outstanding on the Original Issue Date for the Series G Preferred Stock;

(B) shares of Common Stock issued or deemed issued to employees or directors of, or consultants to, the Corporation or any of its Subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation with respect to 10,950,673 shares of Common Stock, or such higher number as may be approved from time to time by the Board of Directors with the affirmative vote of all of the Series C-E Directors (as defined below);

(C) shares of Common Stock issued or issuable upon exercise of the warrants listed in clauses (B), (C) and (F) of Section 2(e)(iv) below;

(D) up to 1,879,715 shares of Series E Preferred Stock issued or issuable upon the exercise of the warrants listed in clauses (D) and (E) of Section 2(e)(iv) below and all shares of Common Stock issued or issuable upon conversion thereof; and

(E) up to 4,620,764 shares of Series G-1 Preferred Stock issued at $2.70518 per share and up to 8,719,649 shares of Series G-2 Preferred Stock issued at $2.17550 per share, and all shares of Common Stock issued or issuable upon conversion thereof.

(ii) No Adjustment of Conversion Price. No adjustment in the number of shares of Common Stock into which a series of Convertible Preferred Stock is convertible shall be made, by adjustment in the applicable Conversion Price for such series in respect of the issuance of Additional Shares of Common Stock if prior to such issuance or within twenty (20) days thereafter the Corporation receives notice from the holders of at least two-thirds of the outstanding shares of such series of Convertible Preferred Stock, that no such adjustment in the Conversion Price for such series shall be made.

(iii) Issue of Securities Deemed Issue of Additional Shares of Common Stock.

(1) Options and Convertible Securities. In the event the Corporation at any time or from time to time after the Original Issue Date for the Series G Preferred Stock shall issue any Options (excluding for all purposes of this Subsection 2(e)(iii)(1) Options described in Subsections 2(e)(i)(4)(B), (C), and (D) or Convertible Securities (excluding for all purposes of this Subsection 2(e)(iii)(l) Convertible Securities described in Subsection 2(e)(i)(4)(E)) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date; the Corporation shall be deemed to have received as the per share consideration for the issuance of such deemed Additional Shares of Common Stock an amount calculated in accordance with Subsection 2(e)(v)(2); and, subject to Subsection 2(e)(iv), the Conversion Price in effect for each series of Convertible Preferred Stock shall be adjusted pursuant to Subsection 2(e)(iv) on the date of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that:

(A) no further adjustment in the Conversion Price of any such series of Convertible Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if the minimum amount of consideration payable to the Corporation upon the exercise, conversion or exchange of such Options or Convertible Securities or the maximum number of shares of Common Stock issuable upon such exercise, conversion or exchange thereof shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price of any such series of Convertible Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease;

(C) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of any such series of Convertible Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(I) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(II) in the case of Options for Convertible Securities only, the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation (determined pursuant to Subsection 2(e)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(D) notwithstanding anything to the contrary set forth herein, no readjustment pursuant to clauses (B), (C) or (E) of this Subsection 2(e)(iii) shall have the effect of increasing the Conversion Price of any such series of Convertible Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of any such series of Convertible Preferred Stock on the original adjustment date, or (ii) the Conversion Price of any such series of Convertible Preferred Stock that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(E) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price of any such series of Convertible Preferred Stock which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price of any such series of Convertible Preferred Stock shall be adjusted pursuant to this Subsection 2(e)(iii) as of the actual date of their issuance; and

(F) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Options or Convertible Securities, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Options or Convertible Securities are issued or amended, any adjustment to the Conversion Price of any such series of Preferred Stock that would result under the terms of this Subsection 2(e)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of any such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

(2) Stock Dividends, Stock Distributions and Subdivisions. In the event the Corporation at any time or from time to time after the Original Issue Date for the Series G Preferred Stock shall declare or pay any dividend or make any other distribution on the Common Stock payable in Common Stock or effect a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then and in any and all such events, Additional Shares of Common Stock shall be deemed to have been issued with respect to each series of Convertible Preferred Stock:

(A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend or distribution, or

(B) in the case of any such subdivision, at the close of business on the date immediately prior to the date upon which such corporate action becomes effective.

If such record date shall have been fixed and no part of such dividend or distribution shall have been paid on the date fixed therefor, the adjustment previously made in the Conversion Price of any such series of Convertible Preferred Stock which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price of such series of Convertible Preferred Stock shall be adjusted pursuant to this Subsection 2(e)(iii) as of the time of actual payment of such dividend or distribution (after giving effect to any adjustment to the Conversion Price of any such series of Convertible Preferred Stock that would have resulted from any issuance of Additional Shares of Common Stock between such record date and the time of actual payment of such dividend or distribution).

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event that at any time or from time to time after the Original Issue Date for the Series G Preferred Stock, the Corporation shall issue Additional Shares of Common Stock (including, without limitation, Additional Shares of Common Stock deemed to be issued pursuant to Subsection 2(e)(iii)(1), but excluding Additional Shares of Common Stock deemed to be issued pursuant to Subsection 2(e)(iii)(2), which event is dealt with in Subsection 2(e)(vi)(1)), without consideration or for a consideration per share less than the Conversion Price for any of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock or the Series E Preferred Stock in effect on the date of and immediately prior to such issue, then and in such event, the Conversion Price with respect to each such series of Convertible Preferred Stock shall be reduced, concurrently with such issue:

(1) in the case of Series E Preferred Stock, the Series E Conversion Price shall be reduced to a price equal to the greater of (i) the lowest price paid for any share of Additional Shares of Common Stock and (ii) $.01; and

(2) in the case of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, to a price (calculated to the nearest one thousandth of one cent) determined in accordance with the following formula:

NCP =	(P1) (Q1) + (P2) (Q2)
Q1 + Q2

where:

NCP	=	New Series A Conversion Price, Series B Conversion Price, Series C Conversion Price or Series D Conversion Price, as applicable;

P1	=	Series A Conversion Price, Series B Conversion Price, Series C Conversion Price or Series D Conversion Price, as applicable, in effect immediately prior to such issue;

Q1	=	Number of shares of Common Stock outstanding, or deemed to be outstanding as set forth below, immediately prior to such issue;

P2	=	Weighted average price per share received by the Corporation upon such issue;

Q2	=	Number of Additional Shares of Common Stock issued, or deemed to have been issued, in the subject transaction;

provided that for the purpose of this Subsection 2(e)(iv)(2), (A) all shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock outstanding immediately prior to such issue, (B) 116,638 shares of Common Stock issuable upon exercise of certain Stock Purchase Warrants issued pursuant to that certain Series C Convertible Preferred Stock Purchase Agreement dated in December 1998, as amended, among the Corporation and certain investors named therein, (C) 135,000 shares of Common Stock issuable upon exercise of certain Common Stock Purchase Warrants issued in January 2001, (D) 449,416 shares of Common Stock issuable upon conversion of the Series E Preferred Stock issuable upon exercise of the Stock Purchase Warrants issued in March and December of 2002, (E) 2,023,892 shares of Common Stock issuable upon conversion of the Series E Preferred Stock issuable upon exercise of the Stock Purchase Warrants issued in July, October and November 2003 and in March 2004, and (F) 1,356,055 shares of Common Stock issuable upon exercise of certain Common Stock Purchase Warrants issued in October, November and December of 2005, and in May, June and August of 2006, shall be deemed to be outstanding (all of the preceding shares figures as adjusted to reflect any stock dividends, distributions, combinations, reclassifications or other like transactions effected by the Corporation in respect of its capital stock as well as any adjustment to any Conversion Price), and immediately after any Additional Shares of Common Stock are issued or deemed to be issued pursuant to Subsection 2(e)(iii), such Additional Shares of Common Stock shall be deemed to be outstanding; and provided further, that the applicable Conversion Price shall not be so reduced at any time if the amount of such reduction would be an amount less than $.00001, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $.00001 or more.

(v) Determination of Consideration. For purposes of this Subsection 2(e), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amounts of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

(B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors (including all of the Series C-E Directors); and

(C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors (including all of the Series C-E Directors).

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 2(e)(iii)(1), relating to Options and Convertible Securities, shall be determined by dividing (x) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(vi) Adjustment for Dividends, Distributions, Subdivisions, Combinations or Consolidations of Common Stock.

(1) Stock Dividends, Distributions or Subdivisions. In the event the Corporation shall be deemed to issue Additional Shares of Common Stock pursuant to Subsection 2(e)(iii)(2) in a stock dividend, stock distribution or subdivision, the Conversion Price of each series of Convertible Preferred Stock in effect immediately before such deemed issuance shall, concurrently with the effectiveness of such deemed issuance, be proportionately decreased.

(2) Combinations or Consolidations. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price of each series of Convertible Preferred Stock in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(vii) Special Adjustment to Series G-1 Conversion Price for Issuance on or after the Original Issue Date. In the event that at any time or from time to time after the Original Issue Date for the Series G Preferred Stock the Corporation shall issue either (A) additional shares of Series G-2 Preferred Stock to any person who holds or concurrently is purchasing any of the shares of Series G-2 Preferred Stock contemplated by Section 2(e)(i)(4)(E) or (B) any Option to purchase up to 172,374 shares of Series G-2 Preferred Stock such that the aggregate number of shares of Series G-2 Preferred Stock of the Corporation issued exceeds 8,719,649 shares (as adjusted to reflect any stock dividends, distributions, combinations, reclassifications or other like transactions effected by the Corporation in respect of the Series G Preferred Stock), then and in such event, the Series G-1 Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one thousandth of one cent) determined in accordance with the following formula; provided, however, and for the avoidance of doubt, in no event shall the Series G-1 Conversion Price in effect immediately prior to such issuance of additional shares of Series G-2 Preferred Stock be increased as a result of this Section 2(e)(vii):

NG1CP	=	V
EQ1 + EQ2

where:

NG1CP	=	New Series G-1 Conversion Price;

V	=	$163,859,588;

EQ1	=	60,572,548

EQ2		The absolute value of the difference between (i) the aggregate number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (including the shares issuable upon the exercise of the Series E Warrants) immediately prior to such additional issuance of Series G-2 Preferred Stock and (ii) the aggregate number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (including the shares issuable upon the exercise of the Series E Warrants) after giving effect to such additional issuance of Series G-2 Preferred Stock and all adjustments to the Conversion Prices applicable to all outstanding shares of Series A Preferred Stock, Series B

Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (including the shares issuable upon the exercise of the Series E Warrants) resulting from such issue.

(f) Adjustments for Certain Dividends and Distributions. In the event that at any time or from time to time after the Original Issue Date for the Series G Preferred Stock, the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock or securities the issuance of which are deemed to be issuances of Common Stock under Subsection 2(e)(iii), then and in each such event provision shall be made so that the holders of Convertible Preferred Stock of such series shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Convertible Preferred Stock been converted into Common Stock immediately prior to such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application during such period to all adjustments called for herein.

(g) Adjustment for Reclassification, Exchange, or Substitution. In the event that at any time or from time to time after the Original Issue Date for the Series G Preferred Stock, the Common Stock issuable upon the conversion of any series of Convertible Preferred Stock shall be changed into the same or a different number of shares of any class or series of stock or other securities or property, whether by capital reorganization, reclassification, recapitalization or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a merger, consolidation, or sale of assets or Stock Sale provided for below), then and in each such event the holder of any shares of such series of Convertible Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, recapitalization or other change by the holder of a number of shares of Common Stock equal to the number of shares of Common Stock into which such shares of such series of Convertible Preferred Stock might have been converted immediately prior to such reorganization, reclassification, recapitalization or change, all subject to further adjustment as provided herein.

(h) Adjustment for Merger, Consolidation, Sale of Assets or Stock Sale. In the event that at any time or from time to time after the Original Issue Date for the Series G Preferred Stock, the Corporation shall merge or consolidate with or into another entity, sell all or substantially all of its assets or cooperate in a Stock Sale, each share of any series of Convertible Preferred Stock as to which such consolidation, merger, or sale of all or substantially all of its assets or Stock Sale is not treated as a liquidation, dissolution or winding up under Subsection 1 shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such series of Convertible Preferred Stock would have been entitled to receive upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interest thereafter of the holders of shares of such series of Convertible Preferred Stock, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of such series of Convertible Preferred Stock.

(i) No Impairment. The Corporation shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of this Article FOURTH and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights and other rights of the holders of Convertible Preferred Stock against impairment.

(j) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of any series of Convertible Preferred Stock pursuant to this Section 2, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price for each series of Convertible Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of each share of Convertible Preferred Stock.

(k) Notices. In the event of any taking by the Corporation of a record of the holders of any class or series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Corporation shall mail to each holder of Convertible Preferred Stock at least ten (10) days prior to such record date a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution. In case at any time: (1) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock; (2) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; (3) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with or into, or a sale of all or substantially all its assets or a Stock Sale to, another entity or entities; or (4) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, in any one or more of said cases, the Corporation shall give, by first class mail, postage prepaid, or by facsimile transmission to non-U.S. residents, addressed to each holder of any shares of Convertible Preferred Stock at the address of such holder as shown on the books of the Corporation, (a) at least 20 days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 20 days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be; provided, however, that the holders either of two-thirds (2/3) of the outstanding shares of each series of Convertible Preferred Stock (other than Series G Preferred Stock), voting as a separate series, or of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, may waive the foregoing on behalf of all holders of each such series by executing a written document or documents specifically indicating such waiver.

(l) Common Stock Reserved. The Corporation shall reserve and keep available, free from pre-emptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Convertible Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the then outstanding shares of Convertible Preferred Stock, the Corporation shall promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) Certain Taxes. The Corporation shall pay any issue or transfer taxes payable in connection with the conversion of Convertible Preferred Stock; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer to a name other than that of the holder of the Convertible Preferred Stock.

(n) Closing of Books. The Corporation shall at no time close its transfer books against the transfer of any Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Convertible Preferred Stock in any manner which interferes with the timely conversion or transfer of such Convertible Preferred Stock or Common Stock.

(o) Validity of Shares. The Corporation agrees that it will from time to time take all such actions as may be required to assure that all shares of Common Stock which may be issued upon conversion of any Convertible Preferred Stock will, upon issuance, be legally and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(p) Special Mandatory Conversion for Convertible Preferred Stock.

(i) If:

(1) at any time the Corporation consummates a financing by issuing and selling any equity securities, debt securities (other than debt securities with no equity feature), whether now authorized or not, and rights, options, or warrants to purchase said equity securities, and securities of any type whatsoever that are, or may become, convertible into said equity securities pursuant to which holders of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (herein collectively the “Series C, D, and E Preferred Stock”) are afforded an opportunity to invest (a “Qualifying Financing”);

(2) at least two-thirds of the members of the Board of Directors of the Corporation then in office shall have determined that it is in the best interests of the Corporation for all holders of Series C, D, and E Preferred Stock to participate in the Qualifying Financing (a “Mandatory Offering”);

(3) the Board of Directors of the Corporation shall have determined each of the aggregate dollar amount to be raised in such Qualifying Financing and the aggregate dollar amount required to be invested by all holders of Series C, D, and E Preferred Stock (such aggregate dollar amount required to be invested by all holders of Series C, D, and E Preferred Stock being referred to herein as the “Aggregate Investment Amount”);

(4) the Corporation shall have delivered a written notice (“Financing Notice”) to the holders of the Series C, D, and E Preferred Stock:

(A) stating the Corporation’s bona fide intention to consummate the Mandatory Offering;

(B) indicating the total number of securities to be offered;

(C) indicating the price and material terms upon which it proposes to offer such securities (provided, however, that the proposed price of such securities may be stated in the Financing Notice with reference only to a valuation of the Corporation if the price of such securities has not been finally determined on the date of the Financing Notice);

(D) identifying the Pro Rata Share (as defined below) of the Aggregate Investment Amount for each holder of Series C, D, and E Preferred Stock; and

(E) offering each holder of Series C, D, and E Preferred Stock the right to purchase such holder’s Pro Rata Share of the Aggregate Investment Amount within the time periods set forth in the Financing Notice (which time periods, at the discretion of the Board of Directors, may be longer but may not be shorter than any offer periods prescribed by any applicable rights of first refusal held by any holders of such Series C, D, and E Preferred Stock and during which time periods the holders of Series C, D, and E Preferred Stock may not voluntarily convert any shares of Series C, D, and E Preferred Stock into shares of Common Stock) (the “Financing Notice Period”); and

(5) with respect to any holder of Series C, D, and E Preferred Stock, the Corporation does not issue and sell (whether directly, through affiliated investors (i.e.,

investors controlling, controlled by or under common control with such investors)) all of such holder’s Pro Rata Share of the Aggregate Investment Amount within the Financing Notice Period (such holder a “Non-Participating Holder”), then all shares of Series C, D, and E Preferred Stock held by such Non-Participating Holder shall automatically and without further action on the part of the Corporation or any such Non-Participating Holders be converted, subject to the occurrence of the initial closing of the Mandatory Offering, upon expiration of the Financing Notice Period into the number of shares of Common Stock into which such shares of Series C, D and E Preferred Stock are then convertible (without giving effect to any antidilution or other adjustments that would otherwise arise from the Mandatory Offering); provided, however, that in determining whether the Corporation issues and sells to any holder of Series C, D and E Preferred Stock such holder’s Pro Rata Share of the Aggregate Investment Amount in any Mandatory Offering, the amount issued and sold to such holder shall include, in addition to any amount issued and sold to such holder’s affiliates as contemplated by this clause (5), any amount issued and sold to such holder or such holder’s affiliates in excess of such holder’s Pro Rata Share of the Aggregate Investment Amount in any Mandatory Offering previously completed by the Corporation pursuant to this Section 2(p) as in effect at the time of such Mandatory Offering.

Upon conversion pursuant to this subsection 2(p), the shares of Series C, D and E Preferred Stock so converted shall be canceled and shall not be subject to reissuance and the number of authorized shares of Preferred Stock (and Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, as the case may be) shall be reduced automatically in a commensurate fashion.

(ii) The holder of any shares of Series C, D and E Preferred Stock converted pursuant to this subsection 2(p) shall deliver to the Corporation during regular business hours at the office of the Corporation or of any transfer agent for the Series C, D and E Preferred Stock, or at such other place as may be designated by the Corporation, the certificate or certificates for the shares so converted, duly endorsed or assigned in blank or to the Corporation. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at the place designated by such holder, a certificate or certificates for the number of full shares of the Common Stock to be issued and such holder shall be deemed to have become a shareholder of record of such shares of Common Stock on the date of closing of the Mandatory Offering unless the transfer books of the Corporation are closed on that date, in which event he, she or it shall be deemed to have become a shareholder of record of such shares of Common Stock on the next succeeding date on which the transfer books are open.

(iii) As used herein, the term “Pro Rata Share” shall equal a fraction, the numerator of which is the sum of (1) twenty percent (20%) of the number of shares of Common Stock issuable on conversion of the shares of Series C Preferred Stock then held of record, if any, by such holder of Series C, D and E Preferred Stock, plus (2) the total number of shares of Common Stock issuable on conversion of the shares of Series D Preferred Stock then held of record, if any, by such holder of Series C, D and E Preferred Stock, plus (3) the total number of shares of Common Stock issuable on conversion of the shares of Series E Preferred Stock then held of record, if any, by such holder of Series C, D and E Preferred Stock, and the denominator of which is the total number of shares of Common Stock issuable on conversion of the shares of Series C, D and E Preferred Stock then held of record by all holders of Series C, D and E Preferred Stock.

Section 3. Restrictions.

(a) For the Benefit of Series C Preferred Stock. At any time when any shares of Series C Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series C Preferred Stock, voting as a separate series, the Corporation will not:

(i) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws (whether by merger consolidation or otherwise) in a manner that changes the rights, preferences or privileges of the Series C Preferred Stock or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of the Series C Preferred Stock; or

(ii) increase the number of authorized shares of Series C Preferred Stock.

(b) For the Benefit of Series D Preferred Stock. At any time when any shares of Series D Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series D Preferred Stock, voting as a separate series, the Corporation will not:

(i) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws (whether by merger consolidation or otherwise) in a manner that changes the rights, preferences or privileges of the Series D Preferred Stock or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of the Series D Preferred Stock; or

(ii) increase the number of authorized shares of Series D Preferred Stock.

(c) For the Benefit of Series E Preferred Stock. At any time when any shares of Series E Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series E Preferred Stock, voting as a separate series, the Corporation will not:

(i) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws (whether by merger consolidation or otherwise) in a manner that changes the rights, preferences or privileges of the Series E Preferred Stock or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of the Series E Preferred Stock;

(ii) increase the authorized number of shares of Series E Preferred Stock;

(iii) create, authorize or issue any new class of securities (including, without limitation, any creation, authorization, or issuance through a recapitalization, reclassification or otherwise) which has preference over, or is offered with rights pari passu with, the Series E Preferred Stock with respect to voting, liquidation, dividends, redemption, conversion or otherwise;

(iv) declare or pay any dividend on or declare or make any other distribution on the Common Stock or any series of Preferred Stock (except for dividends payable solely in the form of additional shares of Common Stock to the holders of Common Stock or Accruing E Dividends); or

(v) redeem or repurchase any shares of Common Stock or any shares of any series of Preferred Stock other than (A) repurchases of Common Stock (I) by the Corporation pursuant to Section 4 of the Second Amended and Restated Stock Restriction Agreement dated as of June 6, 2002, among the Corporation and the Investors listed therein and approved by all of the Series C-E Directors, (II) from employees and consultants of the Corporation with approval of the Series E Preferred Stock Director (as defined in Section 4(c) below) or (III) unvested shares of Common Stock purchased at cost (or less) from employees or (B) the redemption of Series E Preferred Stock pursuant to Section 6.

(d) For the Benefit of Series F Preferred Stock. At any time when any shares of Series F Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series F Preferred Stock, voting as a separate series, the Corporation will not:

(i) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws in a manner that changes the rights, preferences or privileges of the Series F Preferred Stock or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of the Series F Preferred Stock; or

(ii) increase the number of authorized shares of Series F Preferred Stock.

(e) For the Benefit of Series G Preferred Stock. At any time when any shares of Series G Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of Series G-1 Preferred Stock, voting as a single subseries, with respect to subsection (i) below, or the holders of at least two-thirds of the outstanding shares of Series G-2 Preferred Stock, voting as a single subseries, with respect to subsection (ii) below, or the holders of at least a majority of the outstanding shares of Series G Preferred Stock, both subseries of such voting together as a single series with respect to subsection (iii) below, the Corporation will not:

(i) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws in a manner that changes the rights, preferences or privileges of either the Series G-1 Preferred Stock or the Series G Preferred Stock (other than any such event that treats the Series G-1 Preferred Stock the same as the Series G-2 Preferred Stock) or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of either the Series G-1 Preferred Stock or the Series G Preferred Stock (other than any such event that treats the Series G-1 Preferred Stock the same as the Series G-2 Preferred Stock); or

(ii) amend, alter, repeal or waive any provision of, or add any provision to its Certificate of Incorporation or by-laws in a manner that changes the rights, preferences or privileges of either the Series G-2 Preferred Stock or the Series G Preferred Stock (other than any such event that treats the Series G-1 Preferred Stock the same as the Series G-2 Preferred Stock) or that otherwise adversely affects the voting, liquidation, dividend, redemption, conversion, anti-dilution or other rights of the holders of either the Series G-2 Preferred Stock or the Series G Preferred Stock (other than any such event that treats the Series G-1 Preferred Stock the same as the Series G-2 Preferred Stock); or

(iii) increase the number of authorized shares of Series G Preferred Stock.

(f) For the Benefit of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock. At any time when shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of (A) the holders of at least two-thirds of the then outstanding shares of each of the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock, voting as a single class on a Common Stock equivalent basis, and also of (B) the holders of at least two-thirds of the then outstanding shares of each of the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock, voting as a single class on a Common Stock equivalent basis, the Corporation will not:

(i) effect any liquidation, dissolution or winding up of, or any consolidation or merger involving the Corporation or any Subsidiary, or cooperate in a Stock Sale;

(ii) sell, abandon, transfer, lease or otherwise dispose of all or substantially all of the properties and other assets of the Corporation or any Subsidiary;

(iii) declare or pay any dividend on Common Stock (except for dividends payable solely in the form of additional shares of Common Stock);

(iv) increase the authorized number of shares of Preferred Stock; or

(v) change the number of directors of the Corporation or the provisions for the election thereof set forth in the Certificate of Incorporation.

(g) Notice of Action. Notwithstanding any other provision of this Certificate of Incorporation or the Corporation’s by-laws to the contrary, written notice of any action specified in Subsections 3(a), 3(b), 3(c), 3(d), 3(e), or 3(f) shall be given by the Corporation to each holder of outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock, as the case may be, at least twenty (20) days before the date on which the books of the Corporation shall close or a record shall be taken with respect to such proposed action, or, if there shall be no such date, at least twenty (20) days before the date when such proposed action is scheduled to take place. Any holder of outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock may waive any notice required by this Subsection by a written document specifically indicating such waiver. The holders either of two-thirds (2/3) of the outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, each voting as a separate series, or of at least two-thirds of the outstanding shares of Series G-1 Preferred Stock, voting as a single subseries, or of at least two-thirds of the outstanding shares of Series G-2 Preferred Stock, voting as a single subseries, may waive on behalf of all holders of such series or such subseries, as the case may be, the notice requirement of any action specified in Subsection 3(a), 3(b), 3(c), 3(d), 3(e)(i) and 3(e)(ii), respectively, by executing a written document or documents specifically indicating such waiver. The holders of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, may waive on behalf of all holders of such series the notice requirement of any action specified in Subsection 3(e)(iii) by executing a written document or documents specifically indicating such waiver. The holders of two-thirds (2/3) of the outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, voting as a single class on a Common Stock equivalent basis, may waive on behalf of all holders of each such series the notice requirement of any action specified in Subsections 3(f) by executing a written document or documents specifically indicating such waiver. The holders of two-thirds (2/3) of the outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock, voting as a single class on a Common Stock equivalent basis, may waive on behalf of all holders of each such series the notice requirement of any action specified in Subsections 3(f) by executing a written document or documents specifically indicating such waiver.

(h) For the Benefit of the Series 1 Non-Convertible Preferred Stock. At any time when shares of Series 1 Non-Convertible Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of a majority of the then outstanding shares of the Series 1 Non-Convertible Preferred Stock, the Corporation will not:

(i) alter or change the rights, preferences or privileges of the Series 1 Non-Convertible Preferred Stock; or

(ii) increase the number of authorized shares of Series 1 Non-Convertible Preferred Stock, as the case may be;

provided, however, that only the vote of the holders of the Series 1 Non-Convertible Preferred Stock shall be required to approve the foregoing actions as they relate to the Series 1 Non-Convertible Preferred Stock.

(i) For the Benefit of the Series A and Series B Preferred Stock. At any time when shares of Series A Preferred Stock and Series B Preferred Stock are outstanding, except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of a majority of the then outstanding shares of each of the Series A Preferred Stock and the Series B Preferred Stock, each voting as a separate series, the Corporation will not:

(i) alter or change the rights, preferences or privileges of the Series A Preferred Stock or the Series B Preferred Stock; or

(ii) increase the number of authorized shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be;

provided, however, that only the vote of the holders of the Series A Preferred Stock shall be required to approve the foregoing actions as they relate to the Series A Preferred Stock and only the vote of the holders of the Series B Preferred Stock shall be required to approve the foregoing action as they relate to the Series B Preferred Stock.

For purposes of this Article FOURTH, the term “Subsidiary” shall mean a corporation or entity at least 50% of the outstanding equity securities of or equity interests in which are owned directly or indirectly by the Corporation or by one or more of its Subsidiaries.

Section 4. Voting Rights.

(a) Subject to the provisions of the General Corporation Law of the State of Delaware, each holder of one or more shares of Series 1 Non-Convertible Preferred Stock will not be entitled to receive notice of, to attend, or to vote at any meeting of stockholders of the Corporation. In any case in which the General Corporation Law of the State of Delaware requires that the holders of Series 1 Non-Convertible Preferred Stock be entitled to vote at any meeting of stockholders of the Corporation, such holders will be entitled to vote as a class, separately from any other class or series of the Corporation’s capital stock, and will be entitled to one vote for each share of Series 1 Non-Convertible Preferred Stock held of record as of the record date for such meeting.

(b) Except as otherwise required by law or set forth in this Certificate of Incorporation, the holders of Convertible Preferred Stock shall be entitled to notice of any meeting of stockholders and shall vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote (including, without limitation, any vote or consent to elect members of the Corporation’s Board of Directors). With respect to all questions as to which, under law, the holders of Convertible Preferred Stock are entitled to a separate class vote apart from the Common Stock, all series of Convertible Preferred Stock shall vote together as a single class (on a Common Stock equivalent basis), except as set forth in this Certificate of Incorporation or with respect to separate series votes required by law. Shares of Common Stock and Convertible Preferred Stock shall entitle the holders thereof to the following number of votes on any matter as to which they are entitled to vote:

(i) Holders of Common Stock shall have one vote per share;

(ii) Holders of Convertible Preferred Stock shall have that number of votes per share as is equal to the number of shares of Common Stock (including fractions of a share) into which each such share of Convertible Preferred Stock held by such holder could be converted on the date for determination of stockholders entitled to vote at the meeting or on the date of any written consent; and

(c) Any provision of the by-laws of the Corporation to the contrary notwithstanding, the number of directors (including the Series C Preferred Stock Director, the Series D Preferred Stock Director and the Series E Preferred Stock Director (as defined below)) constituting the whole Board of Directors of the Corporation shall be fixed at nine unless otherwise consented to pursuant to Section 3(d). The Board of Directors shall not delegate any of its powers or duties to any committee of the Board of Directors without the consent of the Series C Preferred Stock Director, the Series D Preferred Stock Director and the Series E Preferred Stock Director (the “Series C-E Directors”).

(d) At all times during which shares of Series E Preferred Stock remain outstanding, the holders of the outstanding shares of Series E Preferred Stock shall have the exclusive right, separately from the Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, to elect one director of the Corporation (the “Series E Preferred Stock Director”). The Series E Preferred Stock Director shall be elected by the vote or written consent of the holders of two-thirds of the outstanding Series E Preferred Stock. If the Series E Preferred Stock Director shall cease to serve as a director for any reason, another director elected by the holders of the Series E Preferred Stock shall replace such director. The Series E Preferred Stock Director may be removed, with or without cause, and a replacement Series E Preferred Stock Director may be elected in his stead, at any time by the affirmative vote at a meeting duly called for the purpose, or by written consent, of the holders of a majority of the outstanding Series E Preferred Stock.

(e) At all times during which shares of Series D Preferred Stock remain outstanding, the holders of the outstanding shares of Series D Preferred Stock shall have the exclusive right, separately from the Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock to elect one director of the Corporation (the “Series D Preferred Stock Director”). The Series D Preferred Stock Director shall be elected by the vote or written consent of the holders of a majority of the outstanding Series D Preferred Stock. If the Series D Preferred Stock Director shall cease to serve as a director for any reason, another director elected by the holders of the Series D Preferred Stock shall replace such director. The Series D Preferred Stock Director may be removed, with or without cause, and a replacement Series D Preferred Stock Director may be elected in his stead, at any time by the affirmative vote at a meeting duly called for the purpose, or by written consent, of the holders of a majority of the outstanding Series D Preferred Stock.

(f) At all times during which shares of Series C Preferred Stock remain outstanding, the holders of the outstanding shares of Series C Preferred Stock shall have the exclusive right, separately from the Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, to elect one director of the Corporation (the “Series C Preferred Stock Director”). The Series C Preferred Stock Director shall be elected by the vote or written consent of the holders of a majority of the outstanding Series C Preferred Stock. If the Series C Preferred Stock Director shall cease to serve as a director for any reason, another director elected by the holders of the Series C Preferred Stock shall replace such director. The Series C Preferred Stock Director may be removed, with or without cause, and a replacement Series C Preferred Stock Director may be elected in his stead, at any time by the affirmative vote at a meeting duly called for the purpose, or by written consent, of the holders of a majority of the outstanding Series C Preferred Stock.

(g) In addition to any rights which may be available under the Corporation’s by-laws or otherwise under law, any two Series C-E Directors shall be entitled to call special meetings of the Board of Directors upon notice duly given or waived in accordance with the Corporation’s by-laws. At least two of the Series C-E Directors shall be members of any committee of the Board of Directors, unless they choose not to serve on such committee, and the presence of at least two of the Series C-E Directors shall be required to establish a quorum for a meeting of the Board of Directors or any committee thereof of which a Series C-E Director is a member.

(h) In addition to any rights which may be available under the Corporation’s by-laws or otherwise under law, the holders of not less than forty percent (40%) in voting power of the outstanding Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, voting as a separate series, shall be entitled to call meetings of the stockholders of the Corporation. Within five (5) business days after written application by the holders of not less than forty percent (40%) in voting power of the outstanding Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, the President or Secretary, or such other officer of the Corporation as may be authorized in the by-laws of the Corporation to give notice of meetings of stockholders of the Corporation, shall notify each stockholder of the Corporation entitled to such notice of the date, time, place and purpose of such meeting. No meeting of stockholders called pursuant to this Subsection 4(h) shall take place fewer than ten (10) days or more than thirty (30) days after the date notice of such meeting is given. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of (A) the holders of a majority of the shares of Series C Preferred Stock then outstanding shall constitute a quorum of the Series C Preferred Stock for the election of the Series C Preferred Stock Director and, at any such meeting or adjournment thereof, the absence of a quorum by any other class or series of stock shall not prevent the election of the Series C Preferred Stock Director, (B) the holders of a majority of the shares of Series D Preferred Stock then outstanding shall constitute a quorum of the Series D Preferred Stock for the election of the Series D Preferred Stock Director and, at any such meeting or adjournment thereof, the absence of a quorum by any other class or series of stock shall not prevent the election of the Series D Preferred Stock Director, and (C) the holders of a majority of the shares of Series E Preferred Stock then outstanding shall constitute a quorum of the Series E Preferred Stock for the election of the Series E Preferred Stock Director and, at any such meeting or adjournment thereof, the absence of a quorum by any other class or series of stock shall not prevent the election of the Series E Preferred Stock Director.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of all shares of capital stock of the Corporation then outstanding and entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware that would otherwise require a vote of the holders of Common Stock as a separate class.

Section 5. Dividends.

(a) Subject to the restrictions set forth in Section 3, dividends may be declared and paid on Common Stock from funds lawfully available therefor as and when determined by the Board of Directors of the Corporation; provided that no dividends shall be declared or paid on Common Stock (except for dividends payable solely in the form of additional shares of Common Stock) until all dividends accrued or declared but unpaid on the Convertible Preferred Stock shall have been paid in full. If dividends are declared and paid on shares of Common Stock (except for dividends payable solely in the form of additional shares of Common Stock), the Corporation shall declare and pay at the same time to each holder of Convertible Preferred Stock a dividend equal to the dividend which would have been payable to such holder if the shares of Convertible Preferred Stock held by such holder had been converted into Common Stock on the record date for the determination of holders of Common Stock entitled to receive such dividend.

(b) Dividends may be declared and paid on the Convertible Preferred Stock from funds lawfully available therefor as and when determined by the Board of Directors of the Corporation; provided that: (i) no dividends shall be declared or paid on Series A Preferred Stock, Series B Preferred Stock, Series F Preferred Stock or Series G Preferred Stock (A) until all dividends accrued or declared but unpaid on the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock shall have been paid in full and (B) unless permitted by the holders of two-thirds of the outstanding shares of Series E Preferred Stock; and (ii) no dividends shall be declared or paid on Series A Preferred Stock or Series B Preferred

Stock until all dividends declared but unpaid on the Series F Preferred Stock and Series G Preferred Stock shall have been paid in full. If dividends are declared and paid on shares of Series A Preferred Stock or Series B Preferred Stock, the Corporation shall declare and pay at the same time to each holder of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock an equivalent dividend based on the number of shares of Common Stock into which each share of Convertible Preferred Stock is then convertible.

(c) The holders of the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any funds legally available therefor: (i) in the case of the Series C Preferred Stock, preferential cumulative dividends in cash at the rate of seven percent (7%) per share per annum of the stated value (as defined below) of the Series C Preferred Stock (such dividends with respect to the Series C Preferred Stock, which may be subject to the adjustment set forth in the following sentence, the “Accruing C Dividends”); (ii) in the case of the Series D Preferred Stock, preferential cumulative dividends in cash at the rate of nine percent (9.0%) per share per annum of the stated value of the Series D Preferred Stock (such dividends with respect to the Series D Preferred Stock, which may be subject to the adjustment set forth in the following sentence, the “Accruing D Dividends”); (iii) in the case of the Series E Preferred Stock, preferential cumulative dividends in cash at the rate of nine percent (9.0%) per share per annum of the stated value of the Series E Preferred Stock (such dividends with respect to the Series E Preferred Stock, which may be subject to the adjustment set forth in the following sentence, the “Accruing E Dividends”); (iv) in the case of Series F Preferred stock, preferential dividends in cash at the rate of seven percent (7.0%) per share of the stated value of the Series F Preferred Stock, which such dividends shall be noncumulative; (v) in the case of Series G Preferred Stock, preferential dividends in cash at the rate of seven percent (7.0%) per share of the respective stated value of the Series G-1 Preferred Stock or the Series G-2 Preferred Stock, as the case may be, which such dividends shall be noncumulative. If the Corporation for any reason defaults on its obligation to redeem any shares of Series C Preferred Stock, Series D Preferred Stock and/or Series E Preferred Stock in accordance with Section 6 on or prior to the redemption dates specified therein (a “Redemption Default”), then the foregoing dividend rates applicable to each such series of Preferred Stock with respect to which the Corporation has committed a Redemption Default shall be increased by five percentage points, such that, in the event of a Redemption Default applicable to the Series C Preferred Stock, the applicable dividend rate shall be twelve percent (12.0%) per share per annum of the stated value of the Series C Preferred Stock from the date of such default and, in the case of a Redemption Default applicable to the Series D Preferred Stock or Series E Preferred Stock, as the case may be, the applicable dividend rate shall be fourteen percent (14.0%) per share per annum of the stated value of the Series D Preferred Stock and/or the Series E Preferred Stock, as applicable, from the date of such default. For purposes of this Section 5, the “stated value” of each share of (i) Series C Preferred Stock shall be $1.72, (ii) Series D Preferred Stock shall be $3.00, (iii) Series E Preferred Stock shall be $2.51, (iv) Series F Preferred Stock shall be $2.17550, and (v) (A) Series G-1 Preferred Stock shall be $2.70518 and (B) Series G-2 Preferred Stock shall be $2.17550 (which amounts shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or similar event with respect to each applicable series of Convertible

Preferred Stock). Other than with respect to Series F Preferred Stock and Series G Preferred Stock, such dividends shall be cumulative and shall accrue from the date of issuance of the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, as the case may be, whether or not earned or declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year, so that if in any fiscal year or years, such dividends are not paid in whole or in part upon the Series C Preferred Stock, the Series D Preferred Stock or the Series E Preferred Stock, the portion of such dividends as shall be unpaid shall accumulate; provided, however, that (1) any dividend accrued but unpaid on such Series C Preferred Stock, Series D Preferred Stock or Series E Preferred shall be payable only pursuant to Sections 1 or 6 or otherwise if and when declared by the Board of Directors and (2) without the written consent of the holders of at least two-thirds of the outstanding shares of Series E Preferred Stock, the Corporation shall not declare or pay any dividends or make any other distributions to the holders Series C Preferred Stock or Series D Preferred, except as permitted under Sections 1 and 6.

(d) At the time of conversion of any shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock pursuant to Section 2, any dividend accrued but unpaid on such Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock shall not be paid by the Corporation and shall be deemed forfeited as of the effective date of such conversion.

(e) At the time of conversion of any shares of Series A Preferred Stock, Series B Preferred Stock, Series F Preferred Stock or Series G Preferred Stock pursuant to Section 2, any dividend declared but unpaid on such Series A Preferred Stock, Series B Preferred Stock, Series F Preferred Stock and Series G Preferred Stock shall not be paid by the Corporation and shall be deemed forfeited as of the effective date of such conversion.

(f) No dividends shall be declared or paid on the Common Stock or Preferred Stock except as set forth in this Section 5.

Section 6. Redemption.

(a) With the approval of the holders of a majority of the outstanding shares of Series C Preferred Stock, at the written election of any holder of Series C Preferred Stock made not less than thirty (30) days prior to each of December 31, 2013, 2014 and 2015, the Corporation shall call for redemption, and shall redeem from such holder not later than sixty (60) days after whichever December 31 shall be applicable, one third (1/3) of the shares of Series C Preferred Stock held by such holder on December 31, 2013, at a redemption price per share (the “Series C Redemption Price”) in cash equal to (i) $1.72 (appropriately adjusted to take account of any stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series C Preferred Stock) plus (ii) all Accruing C Dividends unpaid thereon (whether or not declared), and any and all other dividends or amounts owing with respect to, such shares on the redemption date. If any such holder does not elect to redeem on any redemption date all of the shares of Series C Preferred Stock held by such holder which such holder may elect to have redeemed on such redemption date, such holder may elect to have all such shares redeemed on any subsequent redemption date, or on December 31 of any year after 2015, by giving not less than thirty (30) days’ prior written notice to the Corporation; provided, however, and notwithstanding anything to the contrary set forth in this Section 6, no holder of Series C Preferred Stock shall request the redemption or repurchase of, and the Corporation shall not, and shall not be required to, redeem, purchase or set aside any sums for the purchase or redemption of, any shares of Series C Preferred Stock at any time when any shares of Series E Preferred Stock remain outstanding.

(b) With the approval of the holders of a majority of the outstanding shares of Series D Preferred Stock, at the written election of any holder of Series D Preferred Stock made not less than thirty (30) days prior to each of December 31, 2013, 2014 and 2015, the Corporation shall call for redemption, and shall redeem from such holder not later than sixty (60) days after whichever December 31 shall be applicable, one third (1/3) of the shares of Series D Preferred Stock held by such holder on December 31, 2013, at a redemption price per share (the “Series D Redemption Price”) in cash equal to (i) $3.00 (appropriately adjusted to take account of any stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series D Preferred Stock) plus (ii) all Accruing D Dividends unpaid thereon (whether or not declared) and any and all other dividends or amounts owing with respect to, such shares on the redemption date. If any such holder does not elect to redeem on any redemption date all of the shares of Series D Preferred Stock held by such holder which such holder may elect to have redeemed on such redemption date, such holder may elect to have all such shares redeemed on any subsequent redemption date, or on December 31 of any year after 2015, by giving not less than thirty (30) days’ prior written notice to the Corporation; provided, however, and notwithstanding anything to the contrary set forth in this Section 6, no holder of Series D Preferred Stock shall request the redemption or repurchase of, and the Corporation shall not, and shall not be required to, redeem, purchase or set aside any sums for the purchase or redemption of, any shares of Series D Preferred Stock at any time when any shares of Series E Preferred Stock remain outstanding.

(c) With the approval of the holders of a majority of the outstanding shares of Series E Preferred Stock, at the written election of any holder of Series E Preferred Stock made not less than thirty (30) days prior to each of December 31, 2013, September 1, 2014 and September 1, 2015, the Corporation shall call for redemption, and shall redeem from such holder not later than sixty (60) days after whichever of December 31, 2013, September 1, 2014 or September 1, 2015 shall be applicable, one third (1/3) of the shares of Series E Preferred Stock held by such holder on December 31, 2013, at a redemption price per share (the “Series E Redemption Price”) in cash equal to (i) $2.51 (appropriately adjusted to take account of any stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series E Preferred Stock), plus (ii) all Accruing E Dividends unpaid thereon (whether or not declared) and any and all other dividends or other amounts owing with respect to, such shares on the redemption date. If any such holder does not elect to redeem on any redemption date all of the shares of Series E Preferred Stock held by such holder which such holder may elect to have redeemed on such redemption date, such holder may elect to have all such shares redeemed on any subsequent redemption date, or on September 1 of any year after 2015, by giving not less than thirty (30) days’ prior written notice to the Corporation.

(d) With the approval of the holders of a majority of the outstanding shares of Series F Preferred Stock, at the written election of any holder of Series F Preferred Stock made not less than thirty (30) days prior to each of September 1, 2015, 2016 and 2017, the Corporation shall call for redemption, and shall redeem from such holder not later than sixty (60) days after whichever September 1 shall be applicable, one third (1/3) of the shares of Series F Preferred Stock held by such holder on September 1, 2015, at a redemption price per share (the “Series F Redemption Price”) in cash equal to (i) $2.17550 (appropriately adjusted to take account of any stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series F Preferred Stock), plus (ii) all dividends declared and unpaid or other amounts owing with respect to, such shares on the redemption date. If any such holder does not elect to redeem on any redemption date all of the shares of Series F Preferred Stock held by such holder which such holder may elect to have redeemed on such redemption date, such holder may elect to have all such shares redeemed on any subsequent redemption date, or on September 1 of any year after 2017, by giving not less than thirty (30) days’ prior written notice to the Corporation; provided, however, and notwithstanding anything to the contrary set forth in this Section 6, no holder of Series F Preferred Stock shall request the redemption or repurchase of, and the Corporation shall not, and shall not be required to, redeem, purchase or set aside any sums for the purchase or redemption of, any shares of Series F Preferred Stock at any time when any shares of Series E Preferred Stock remain outstanding.

(e) With the approval of the holders of a majority of the outstanding shares of Series G Preferred Stock, both subseries of such series acting together as a single series, at the written election of any holder of Series G Preferred Stock made not less than thirty (30) days prior to each of January 1, 2018, 2019 and 2020, the Corporation shall call for redemption, and shall redeem from such holder not later than sixty (60) days after whichever January 1 shall be applicable, one third (1/3) of the shares of Series G Preferred Stock held by such holder on January 1, 2018, at a redemption price per share (with respect to Series G-1 Preferred Stock, the “Series G-1 Redemption Price”, with respect to Series G-2 Preferred Stock, the “Series G-2 Redemption Price”, and together with the Series C Redemption Price, the Series D Redemption Price, the Series E Redemption Price, the Series F Redemption Price and the Series G-1 Redemption Price, each a “Redemption Price”), in cash equal to (i) (A) in the case of Series G-1 Preferred Stock, $2.70518, and (B) in the case of Series G-2 Preferred Stock, $2.17550 (in each case appropriately adjusted to take account of any stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series G Preferred Stock), plus (ii) all dividends declared and unpaid or other amounts owing with respect to, such shares on the redemption date. If any such holder does not elect to redeem on any redemption date all of the shares of Series G Preferred Stock held by such holder which such holder may elect to have redeemed on such redemption date, such holder may elect to have all such shares redeemed on any subsequent redemption date, or on January 1 of any year after 2020, by giving not less than thirty (30) days’ prior written notice to the Corporation; provided, however, and notwithstanding anything to the contrary set forth in this Section 6, no holder of Series G Preferred Stock shall request the redemption or repurchase of, and the Corporation shall not, and shall not be required to, redeem, purchase or set aside any sums for the purchase or redemption of, any shares of Series G Preferred Stock at any time when any shares of Series E Preferred Stock remain outstanding.

(f) With the approval of the holders of a majority of the outstanding shares of Series 1 Non-Convertible Preferred Stock, the Corporation may call for redemption all outstanding shares of the Series 1 Non-Convertible Preferred Stock, and shall redeem such shares from the holders of Series 1 Non-Convertible Preferred Stock, at a redemption price per share (the “Series 1 Non-Convertible Preferred Stock Redemption Price”) in cash equal to $1.00 (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series 1 Non-Convertible Preferred Stock).

(g) Written notice of redemption shall be sent by the Corporation to each holder of record of the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, or the Series 1 Non-Convertible Preferred Stock to be redeemed, as the case may be, not less than thirty (30) days nor more than sixty (60) days prior to the redemption date set forth therein. Such notice shall (i) set forth (A) the date and place of redemption; (B) the number of shares to be redeemed, (C) the Series C Redemption Price, the Series D Redemption Price, the Series E Redemption Price, the Series F Redemption Price, the Series G-1 Redemption Price, the Series G-2 Redemption Price or the Series 1 Non-Convertible Preferred Stock Redemption Price, as the case may be and (ii) call upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate or certificates representing the shares to be redeemed (the “Redemption Notice”). The Corporation, if advised to do so before the close of business on the relevant redemption date by written notice from any holder of record of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, or Series G Preferred Stock to be redeemed, shall credit against the number of shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock required to be redeemed from such holder, and shall not redeem, the number of shares of Series C Preferred Stock, Series D Preferred Stock , Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock called for redemption which have been converted by such holder after such holder made the written election with respect to such shares described in Subsections 6(a), 6(b), 6(c), 6(d) or 6(e) respectively, and on or before such redemption date.

(h) On or before each designated redemption date, each holder of Preferred Stock to be redeemed shall (unless such shares are shares of Convertible Preferred Stock and such holder has previously exercised his right to convert such shares of Convertible Preferred Stock into Common Stock), surrender the certificate(s) representing such shares of Preferred Stock to be redeemed to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be canceled and retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

(i) If the Redemption Notice shall have been duly given, and if on the applicable redemption date the applicable Redemption Price for each share of Preferred Stock to be redeemed is either paid or made available for payment through the deposit arrangements specified in Subsection 6(j) below, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all dividends with respect to such shares shall cease to accrue after such redemption date, such shares shall not thereafter be transferred on the Corporation’s books, such shares shall be deemed to be cancelled and no longer outstanding and the rights of all of the holders of such shares with respect to such shares shall terminate after the redemption date, except only the right of the holders to receive the applicable Redemption Price without interest upon surrender of their certificate(s) for each share therefor.

(j) On or prior to a redemption date, the Corporation may, at its option, deposit with a bank or trust company in the Commonwealth of Massachusetts having a capital and surplus of at least one hundred million dollars ($100,000,000), as a trust fund, a sum equal to the aggregate Redemption Price for all shares of Preferred Stock called for redemption on such redemption date and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay, on or after the redemption date in accordance with the foregoing provisions of this Section 6, the Redemption Price to the respective holders upon the surrender of their share certificates. From and after the date of such deposit (although prior to such redemption date), the shares so called for redemption shall be redeemed. The deposit shall constitute full payment of the shares to their holders, and from and after the applicable redemption date as to which such deposit was made, the shares shall be deemed to be no longer outstanding, all dividends with respect to such shares shall cease to accrue and the holders thereof shall cease to be stockholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the applicable Redemption Price of the shares, without interest, upon surrender of their certificates therefor and the right to convert said shares as provided in Section 6 hereof at any time up to but not after the close of business on the day prior to the redemption date of such shares. Any funds so deposited on account of the redemption price on account of Convertible Preferred Stock converted into Common Stock subsequent to the making of such deposit shall be repaid to the Corporation forthwith upon conversion of such Convertible Preferred Stock. Any interest accrued on any funds so deposited shall be the property of, and paid to, the Corporation. Any funds so deposited and unclaimed at the end of one (1) year from the redemption date shall be released or repaid to the Corporation, after which time the holders of shares called for redemption who have not claimed such funds shall be entitled to receive payment of the redemption price only from the Corporation.

(k) (i) If the Corporation for any reason defaults on its obligation to redeem any of the shares of Series C Preferred Stock in accordance with Subsection 6(a) on or prior to the redemption dates specified therein, then, notwithstanding anything to the contrary contained in this Certificate of Incorporation, the Corporation may not incur any indebtedness for money borrowed (unless the proceeds of such incurrence of indebtedness are used to make all overdue redemptions) without the prior affirmative vote or written consent of the holders of not less than two-thirds of the then outstanding shares of Series C Preferred Stock other than borrowings or reborrowings under then-outstanding lines of credit with institutional lenders and within then-existing credit limits, or under replacement line of credit facilities with institutional lenders with no greater credit limits, solely for the purposes of working capital.

(ii) If the Corporation for any reason defaults on its obligation to redeem any of the shares of Series D Preferred Stock in accordance with Subsection 6(b) on or prior to the redemption dates specified therein, then, notwithstanding anything to the contrary contained in this Certificate of Incorporation, the Corporation may not incur any indebtedness for money borrowed (unless the proceeds of such incurrence of indebtedness are used to make all overdue redemptions) without the prior affirmative vote or written consent of the holders of not less than two-thirds of the then outstanding shares of Series D Preferred Stock other than borrowings or reborrowings under then-outstanding lines of credit with institutional lenders and within then-existing credit limits, or under replacement line of credit facilities with institutional lenders with no greater credit limits, solely for the purposes of working capital.

(iii) If the Corporation for any reason defaults on its obligation to redeem any of the shares of Series E Preferred Stock in accordance with Subsection 6(c) on or prior to the redemption dates specified therein, then, notwithstanding anything to the contrary contained in this Certificate of Incorporation, the Corporation may not incur any indebtedness for money borrowed (unless the proceeds of such incurrence of indebtedness are used to make all overdue redemptions) without the prior affirmative vote or written consent of the holders of not less than two-thirds of the then outstanding shares of Series E Preferred Stock other than borrowings or reborrowings under then-outstanding lines of credit with institutional lenders and within then-existing credit limits, or under replacement line of credit facilities with institutional lenders with no greater credit limits, solely for the purposes of working capital.

(iv) If the Corporation for any reason defaults on its obligation to redeem any of the shares of Series F Preferred Stock in accordance with Subsection 6(d) on or prior to the redemption dates specified therein, then, notwithstanding anything to the contrary contained in this Certificate of Incorporation, the Corporation may not incur any indebtedness for money borrowed (unless the proceeds of such incurrence of indebtedness are used to make all overdue redemptions) without the prior affirmative vote or written consent of the holders of not less than two-thirds of the then outstanding shares of Series F Preferred Stock other than borrowings or reborrowings under then-outstanding lines of credit with institutional lenders and within then-existing credit limits, or under replacement line of credit facilities with institutional lenders with no greater credit limits, solely for the purposes of working capital.

(v) If the Corporation for any reason defaults on its obligation to redeem any of the shares of Series G Preferred Stock in accordance with Subsection 6(e) on or prior to the redemption dates specified therein, then, notwithstanding anything to the contrary contained in this Certificate of Incorporation, the Corporation may not incur any indebtedness for money borrowed (unless the proceeds of such incurrence of indebtedness are used to make all overdue redemptions) without the prior affirmative vote or written consent of the holders of not less than a majority of the then outstanding shares of Series G Preferred Stock, both subseries of such series voting together as a single series, other than borrowings or reborrowings under then-outstanding lines of credit with institutional lenders and within then-existing credit limits, or under replacement line of credit facilities with institutional lenders with no greater credit limits, solely for the purposes of working capital.

(l) If the funds of the Corporation legally available for redemption of shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock on a redemption date are insufficient to redeem the total number of shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock submitted for redemption, (i) those funds which are legally available will be used first to redeem the maximum possible number of whole shares of Series E Preferred Stock ratably among the holders of such shares in proportion to the redemption amounts otherwise payable to them, (ii) after no shares of Series E Preferred

Stock remain outstanding, any funds which are legally available will be used to redeem the maximum possible number of whole shares of Series D Preferred Stock ratably among the holders of such shares in proportion to the redemption amounts otherwise payable to them, (iii) after no shares of Series E Preferred Stock remain outstanding and the full redemption of any shares of Series D Preferred Stock submitted for redemption, any funds which are legally available will be used to redeem the maximum possible number of whole shares of Series C Preferred Stock ratably among the holders of such shares in proportion to the redemption amounts otherwise payable to them, and (iv) after no shares of Series E Preferred Stock, Series D Preferred Stock or Series C Preferred Stock remain outstanding, any funds which are legally available will be used to redeem the maximum possible number of whole shares of Series F Preferred Stock and Series G Preferred Stock, ratably among the holders of such shares in proportion to the redemption amounts payable to them. The shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock submitted for redemption, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem first, the balance of such shares of Series E Preferred Stock, or such portion thereof for which funds are then legally available, and thereafter, when no shares of Series E Preferred Stock remain outstanding, the balance of such shares of Series D Preferred Stock, or such portion thereof for which funds are then legally available, and thereafter, when no shares of Series E Preferred Stock remain outstanding and upon full redemption of the balance of such shares of Series D Preferred Stock, the balance of such shares of Series C Preferred Stock, or such portion thereof for which funds are then legally available, and thereafter, when no shares of Series E Preferred Stock, Series D Preferred Stock or Series C Preferred Stock remain outstanding, the balance of such shares of Series F Preferred Stock and Series G Preferred Stock, ratably among the holders of such shares in proportion to the redemption amounts payable to them, or such portion thereof for which funds are then legally available.

(m) Notwithstanding Section 3(d)(i) and Section 3(e)(i) of this Article FOURTH, this Section 6 may be amended, repealed, altered or waived with respect to the Series F Preferred Stock and Series G Preferred Stock upon the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of each of the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and Series G Preferred Stock, voting as a single class on a Common Stock equivalent basis, provided that such amendment, alteration, repeal or waiver similarly affects each such series or subseries.

Section 7. No Reissuance of Preferred Stock. No shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

Section 8. Residual Rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications limitations, or restrictions of the Common Stock are expressly made subject to those set forth herein with respect to any shares of Preferred Stock.

Section 9. Notices. All notices required or permitted to be sent pursuant to this Article FOURTH shall be deemed sufficient if contained in a written instrument and delivered in person or duly sent by fax with confirmation of receipt or DHL, Federal Express or other recognized express domestic or international courier service, addressed to the intended recipient at the recipient’s address as it appears on the books of the Corporation.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. Election of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH. Subject to the restrictions set forth herein, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

EIGHTH. A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under the General Corporation Law of the State of Delaware as in effect when such liability is determined. No amendment or repeal of this provision shall deprive a director of the benefits hereof with respect to any act or omission occurring prior to such amendment or repeal.

NINTH. The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another Corporation, partnership, join venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of any undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article, which undertaking may be accepted without reference to the financial ability of such person to make such repayments.

The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the board of directors of the Corporation.

The indemnification rights provided in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The Corporation may, to the extent authorized from time to time by its board of directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

Any person seeking indemnification under this Article shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

Any amendment or repeal of the provisions of this Article shall not adversely affect any right or protection of a director or officer of this Corporation with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

TENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.”

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Jay R. Luly, its President, this 29th day of August, 2012.

ENANTA PHARMACEUTICALS, INC.

By:	/s/ Jay R. Luly
Jay R. Luly
President

Exhibit 3.2

As adopted July 12, 1995

BY-LAWS

OF

ENANTA PHARMACEUTICALS, INC.

(f/k/a NOVIRX, INC.)

(Delaware)

ARTICLE I

STOCKHOLDERS

SECTION 1. Place of Meetings. All meetings of stockholders shall be held at the principal office of the corporation or at such other place as may be named in the notice.

SECTION 2. Annual Meeting. The annual meeting of stockholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour and place as the directors or an officer designated by the directors may determine. If the annual meeting is not held on the date designated therefor, the directors shall cause the meeting to be held as soon thereafter as convenient.

SECTION 3. Special Meetings. Special meetings of the stockholders may be called at any time by the President, the Chairman of the Board, if any, or the Board of Directors, or by the Secretary or any other officer upon the written request of one or more stockholders holding of record at least a majority of the outstanding shares of stock of the corporation entitled to vote at such meeting. Such written request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

SECTION 4. Notice of Meetings. Except where some other notice is required by law, written notice of each meeting of stockholders, stating the place, date and hour thereof and the purposes for which the meeting is called, shall be given by or under the direction of the Secretary, not less than ten nor more than sixty days before the date fixed for such meeting, to each stockholder entitled to vote at such meeting of record at the close of business on the day fixed by the Board of Directors as a record date for the determination of the stockholders entitled to vote at such meeting or, if no such date has been fixed, of record at the close of business on the day before the day on which notice is given. Notice shall be given personally to each stockholder or left at his or her residence or usual place of business or mailed postage prepaid and addressed to the stockholder at his or her address as it appears upon the records of the corporation. In case of the death, absence, incapacity or refusal of the Secretary, such notice may be given by a person designated either by the Secretary or by the person or persons calling the meeting or by the Board of Directors. A waiver of such notice in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Attendance of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice. Except as required by statute, notice of any adjourned meeting of the stockholders shall not be required.

SECTION 5. Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

SECTION 6. Quorum of Stockholders. At any meeting of the stockholders, the holders of a majority in interest of all stock issued and outstanding and entitled to vote upon a question to be considered at the meeting, present in person or represented by proxy, shall constitute a quorum for the consideration of such question, but a smaller group may adjourn any meeting from time to time. When a quorum is present at any meeting, a majority of the stock represented thereat and entitled to vote shall, except where a larger vote is required by law, by the certificate of incorporation, or by these by-laws, decide any question brought before such meeting. Any election by stockholders shall be determined by a plurality of the vote cast by the stockholders entitled to vote at the election.

SECTION 7. Proxies and Voting. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock held of record by such stockholder, but no proxy shall be voted or acted upon after three years from its date, unless said proxy provides for a longer period. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the corporation the pledgee shall have been expressly empowered to vote thereon, in which case only the pledgee or the pledgee’s proxy may represent said stock and vote thereon. Shares of the capital stock of the corporation belonging to the corporation or to another corporation, a majority of whose shares entitled to vote in the election of directors is owned by the corporation, shall neither be entitled to vote nor be counted for quorum purposes.

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SECTION 8. Conduct of Meeting. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting: the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, a chairman to be chosen by the stockholders. The Secretary of the corporation, if present, or an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairman of the meeting shall appoint a secretary of the meeting.

SECTION 9. Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders or by proxy for the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II

DIRECTORS

SECTION 1. General Powers. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation which are not by law required to be exercised by the stockholders. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

SECTION 2. Number; Election; Tenure and Qualification. The initial Board of Directors shall consist of three (3) persons and shall be elected by the incorporator. Thereafter, the number of directors which shall constitute the whole Board shall be fixed by resolution of the Board of Directors, but in no event shall be less than one. Each director shall be elected by the stockholders at the annual meeting and all directors shall hold office until the next annual meeting and until their successors are elected and qualified, or until their earlier death, resignation or removal. The number of directors may be increased or decreased by action of the Board of Directors. Directors need not be stockholders of the corporation.

SECTION 3. Enlargement of the Board. The number of the Board of Directors may be increased at any time, such increase to be effective immediately, by vote of a majority of the directors then in office.

SECTION 4. Vacancies. Unless and until filled by the stockholders, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board and an unfilled vacancy resulting from the removal of any director for cause or without cause, may be filled by vote of a majority of the directors then in office although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal. When

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one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. If at any time there are no directors in office, then an election of directors may be held in accordance with the General Corporation Law of the State of Delaware.

SECTION 5. Resignation. Any director may resign at any time upon written notice to the corporation. Such resignation shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the President or Secretary.

SECTION 6. Removal. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, at an annual meeting or at a special meeting called for that purpose, by the holders of a majority of the shares then entitled to vote at an election of directors. The vacancy or vacancies thus created may be filled by the stockholders at the meeting held for the purpose of removal or, if not so filled, by the directors in the manner provided in Section 4 of this Article II.

SECTION 7. Committees. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member.

A majority of all the members of any such committee may fix its rules of procedure, determine its action and fix the time and place, whether within or without the State of Delaware, of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise by resolution provide. The Board of Directors shall have the power to change the members of any such committee at any time, to fill vacancies therein and to discharge any such committee, either with or without cause, at any time.

Any such committee, unless otherwise provided in the resolution of the Board of Directors, or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority denied it by Section 141 of the General Corporation Law of the State of Delaware.

Each committee shall keep regular minutes of its meetings and make such reports as the Board of Directors may from time to time request.

SECTION 8. Meetings of the Board of Directors. Regular meetings of the Board of Directors may be held without call or formal notice at such places either within or without the State of Delaware and at such times as the Board may by vote from time to time determine. A

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regular meeting of the Board of Directors may be held without call or formal notice immediately after and at the same place as the annual meeting of the stockholders, or any special meeting of the stockholders at which a Board of Directors is elected.

Special meetings of the Board of Directors may be held at any place either within or without the State of Delaware at any time when called by the Chairman of the Board of Directors, the President, Treasurer, Secretary, or two or more directors. Reasonable notice of the time and place of a special meeting shall be given to each director unless such notice is waived by attendance or by written waiver in the manner provided in these by-laws for waiver of notice by stockholders. Notice may be given by, or by a person designated by, the Secretary, the person or persons calling the meeting, or the Board of Directors. No notice of any adjourned meeting of the Board of Directors shall be required. In any case it shall be deemed sufficient notice to a director to send notice by mail at least seventy-two hours, or by telegram at least forty-eight hours, before the meeting, addressed to such director at his or her usual or last known business or home address.

Directors or members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

SECTION 9. Quorum and Voting. A majority of the total number of directors shall constitute a quorum, except that when a vacancy or vacancies exist in the Board, a majority of the directors then in office (but not less than one-third of the total number of the directors) shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting from time to time. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except where a different vote is required or permitted by law, by the certificate of incorporation, or by these by-laws.

SECTION 10. Compensation. The Board of Directors may fix fees for their services and for their membership on committees, and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 11. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, and without notice, if a written consent thereto is signed by all members of the Board of Directors, or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or such committee.

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ARTICLE III

OFFICERS

SECTION 1. Titles. The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and such other officers with such other titles as the Board of Directors shall determine, including without limitation a Chairman of the Board, a Vice-Chairman of the Board, and one or more Vice-Presidents, Assistant Treasurers, or Assistant Secretaries.

SECTION 2. Election and Term of Office. The officers of the corporation shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders. Each officer shall hold office until his or her successor is elected and qualified, unless a different term is specified in the vote electing such officer, or until his or her earlier death, resignation or removal.

SECTION 3. Qualification. Unless otherwise provided by resolution of the Board of Directors, no officer, other than the Chairman or Vice-Chairman of the Board, need be a director. No officer need be a stockholder. Any number of offices may be held by the same person, as the directors shall determine.

SECTION 4. Removal. Any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

SECTION 5. Resignation. Any officer may resign by delivering a written resignation to the corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt or at such later time as may be specified therein.

SECTION 6. Vacancies. The Board of Directors may at any time fill any vacancy occurring in any office for the unexpired portion of the term and may leave unfilled for such period as it may determine any office other than those of President, Treasurer and Secretary.

SECTION 7. Powers and Duties. The officers of the corporation shall have such powers and perform such duties as are specified herein and as may be conferred upon or assigned to them by the Board of Directors, and shall have such additional powers and duties as are incident to their office except to the extent that resolutions of the Board of Directors are inconsistent therewith.

SECTION 8. President and Vice-Presidents. Unless otherwise voted by the Board of Directors, the President shall be the chief executive officer of the corporation. The President shall preside at all meetings of the stockholders and the Board of Directors unless a Chairman or Vice-Chairman of the Board is elected by the Board, empowered to preside, and present at such meeting, shall have general and active management of the business of the corporation and general supervision of its officers, agents and employees, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

In the absence of the President or in the event of his or her inability or refusal to act, the Vice-President if any (or in the event there be more than one Vice-President, the Vice-Presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Board of Directors may assign to any Vice-President the title of Executive Vice-President, Senior Vice-President or any other title selected by the Board of Directors.

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SECTION 9. Secretary and Assistant Secretaries. The Secretary shall attend all meetings of the Board of Directors and of the stockholders and record all the proceedings of such meetings in a book to be kept for that purpose, shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, shall maintain a stock ledger and prepare lists of stockholders and their addresses as required and shall have custody of the corporate seal which the Secretary or any Assistant Secretary shall have authority to affix to any instrument requiring it and attest by any of their signatures. The Board of Directors may give general authority to any other officer to affix and attest the seal of the corporation.

The Assistant Secretary if any (or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors of if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, perform the duties and exercise the powers of the Secretary.

SECTION 10. Treasurer and Assistant Treasurers. The Treasurer shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or whenever they may require it, an account of all transactions and of the financial condition of the corporation.

The Assistant Treasurer if any (or if there be more than one, the Assistant Treasurers in the order determined by the Board of Directors or if there be no such determination, then in the order of their election) shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer.

SECTION 11. Bonded Officers. The Board of Directors may require any officer to give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including without limitation a bond for the faithful performance of the duties of such officer and for the restoration to the corporation of all property in his or her possession or control belonging to the corporation.

SECTION 12. Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

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ARTICLE IV

STOCK

SECTION 1. Certificates of Stock. One or more certificates of stock, signed by the Chairman or Vice-Chairman of the Board of Directors or by the President or Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, shall be issued to each stockholder certifying, in the aggregate, the number of shares owned by the stockholder in the corporation. Any or all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature shall have been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the certificate of incorporation, the by-laws, applicable securities laws, or any agreement among any number of shareholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

SECTION 2. Transfers of Shares of Stock. Subject to the restrictions, if any, stated or noted on the stock certificates, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. The corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to that stock, regardless of any transfer, pledge or other disposition of that stock, until the shares have been transferred on the books of the corporation in accordance with the requirements of these by-laws.

SECTION 3. Lost Certificates. A new certificate of stock may be issued in the place of any certificate theretofore issued by the corporation and alleged to have been lost, stolen, destroyed, or mutilated, upon such terms in conformity with law as the Board of Directors shall prescribe. The directors may, in their discretion, require the owner of the lost, stolen, destroyed or mutilated certificate, or the owner’s legal representatives, to give the corporation a bond, in such sum as they may direct, to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, destruction or mutilation of any such certificate, or the issuance of any such new certificate.

SECTION 4. Record Date. The Board of Directors may fix in advance a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not be more than 60 nor less than l0 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next

8

preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Unless otherwise fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5. Fractional Share Interests. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (l) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

SECTION 6. Dividends. Subject to the provisions of the certificate of incorporation, the Board of Directors may, out of funds legally available therefor, at any regular or special meeting, declare dividends upon the common stock of the corporation as and when they deem expedient.

ARTICLE V

INDEMNIFICATION AND INSURANCE

SECTION 1. Indemnification. The corporation shall, to the extent permitted by the certificate of incorporation, as amended from time to time, indemnify each person whom it may indemnify pursuant thereto.

SECTION 2. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law of the State of Delaware.

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ARTICLE VI

GENERAL PROVISIONS

SECTION 1. Fiscal Year. Except as otherwise designated from time to time by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January and end on the last day of December.

SECTION 2. Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors. The Secretary shall be the custodian of the seal. The Board of Directors may authorize a duplicate seal to be kept and used by any other officer.

SECTION 3. Certificate of Incorporation. All references in these by-laws to the certificate of incorporation shall be deemed to refer to the certificate of incorporation of the corporation, as in effect from time to time.

SECTION 4. Execution of Instruments. The Chairman and Vice-Chairman of the Board of Directors, if any, the President, any Vice-President, and the Treasurer shall have power to execute and deliver on behalf and in the name of the corporation any instrument requiring the signature of an officer of the corporation, including deeds, contracts, mortgages, bonds, notes, debentures, checks, drafts, and other orders for the payment of money. In addition, the Board of Directors may expressly delegate such powers to any other officer or agent of the corporation.

SECTION 5. Voting of Securities. Except as the directors may otherwise designate, the President or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at any meeting of stockholders or shareholders of any other corporation or organization the securities of which may be held by this corporation.

SECTION 6. Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of that action.

SECTION 7. Transactions with Interested Parties. No contract or transaction between the corporation and one or more of the directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because the vote of any such director is counted for such purpose, if:

(1) The material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

10

(2) The material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

SECTION 8. Books and Records. The books and records of the corporation shall be kept at such places within or without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE VII

AMENDMENTS

SECTION 1. By the Board of Directors. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

SECTION 2. By the Stockholders. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders provided notice of such alteration, amendment, repeal or adoption of new by-laws shall have been stated in the notice of such special meeting.

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Exhibit 4.2

NEITHER THIS WARRANT NOR ANY SECURITIES THAT MAY BE ISSUED UPON EXERCISE HEREOF HAVE BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN SO REGISTERED AND QUALIFIED OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS FURNISHED TO THE COMPANY TO THE EFFECT THAT REGISTRATION AND QUALIFICATION IS NOT REQUIRED.

STOCK PURCHASE WARRANT

                 , 20

No.

Enanta Pharmaceuticals, Inc. (the “Company”), a Delaware corporation, hereby certifies that, subject to the terms and conditions set forth herein,                                          (the “Holder”), is entitled to purchase the Warrant Share Number of shares of Warrant Stock (both as defined in Section 1 below) from the Company at any time or from time to time prior to the Expiration Date (as defined in Section 2(c) below), for the Exercise Price (as defined in Section 1(c) below), subject to adjustments as set forth in Section 5.

This Stock Purchase Warrant (the “Warrant”) is being issued in connection with the purchase by the Holder of a Term Note (the “Note”) of the Company in the original principal amount set forth on the signature page hereto (the “Note Principal”), and is one of a number of Stock Purchase Warrants (collectively, the “Warrants”) being issued pursuant to that certain Note and Warrant Purchase Agreement dated as of October 4, 2010 (as such agreement shall be amended from time to time, the “Purchase Agreement”) by and among the Company and the Purchasers from time to time party thereto, and is subject to the provisions of the Purchase Agreement, as amended from time to time.

1. Determination of Warrant Stock, Warrant Share Number and Warrant Exercise Price.

(a) Warrant Stock. The term “Warrant Stock” shall mean shares of the Series 1 Non-Convertible Preferred Stock, par value $.01 per share (the “Series 1 Non-Convertible Preferred Stock”), of the Company.

(b) Warrant Share Number. This warrant shall be exercisable at a rate equal to (i) X1 shares of Series 1 Non-Convertible Preferred Stock or (ii) if a milestone payment of at least $40 million under the Company’s Collaborative Development and License Agreement with Abbott Laboratories is not received by the Company on or before March 31, 2011, 2X shares of Series 1 Non-Convertible Preferred Stock.

[1]	X = The principal amount of the Holder’s Note rounded down to the nearest dollar and expressed as a whole number.

(c) Exercise Price. The Exercise Price shall be $0.01 per share, subject to adjustment as set forth in Section 5.

2. Exercise of Warrant.

(a) Mechanics of Exercise. This Warrant may be exercised by the registered holder hereof by surrender to the Company of this Warrant, with the attached form of subscription agreement duly executed by such holder, accompanied by payment equal to the aggregate purchase price for the securities for which this Warrant is then being exercised according to Section 4 hereof.

(b) Warrant Agent. In the event that a bank or trust company is appointed as trustee for the holder of this Warrant pursuant to Section 5(b) hereof, such bank or trust company will have all the powers and duties of a warrant agent appointed pursuant to Section 9 hereof and will accept, in its own name for the account of the Company or such successor entity as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, upon exercise of this Warrant.

(c) Expiration. This Warrant and the holder’s rights hereunder will expire as of the earlier of (i) payment in full by the Company of the Note upon a Liquidity Event (as such term is defined in the Note), (ii) as of 5:00 P.M. (Boston time) on October 4, 2017 or (iii) Holder breaches Holder’s obligations under the Purchase Agreement with respect to purchasing Holder’s Pro Rata Share of any Subsequent Tranche (as such terms are defined in the Purchase Agreement).

3. Delivery of Certificates: Fractional Shares.

(a) Delivery of Certificates. As soon as is practicable after any exercise of this Warrant, the Company, at its own expense, will deliver to the registered holder hereof one or more certificates representing the securities to which such holder is entitled in respect of such exercise, together, in the case of any partial exercise, with a new Warrant representing the unexercised portion hereof.

(b) Fractional Shares. In the event that any exercise of this Warrant would, but for the provisions of this Section 3(b), result in the issuance of any fractional share of capital stock, then in lieu of such fractional share the registered holder hereof will be entitled to cash equal to the fair market value of such fractional share, as determined in good faith by the Company’s Board of Directors.

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4. Payment of Exercise Price. The Exercise Price may be paid at the holder’s election either (i) by cash, certified or official bank check payable to the order of the Company, or wire transfer to its account, or (ii) by the net issuance method in accordance with the following formula:

	X =	(Y)(A-B)/A

where:	X =	the number of shares of Warrant Stock to be issued to the holder

	Y =	the number of shares of Warrant Stock requested to be exercised under this Warrant

	A =	the current fair market value of one (1) share of Warrant Stock

	B =	the Exercise Price

As used herein, current fair market value of Warrant Stock shall mean with respect to each share of Warrant Stock $1.00 (subject to adjustment in accordance with Section 5 hereof).

5. Adjustments for Reorganizations, Consolidations, Mergers, etc. During the period that this Warrant is exercisable:

(a) Certain Adjustments. If, prior to the exercise of the Warrant, the Company (A) effects a capital reorganization, reclassification, or recapitalization, (B) consolidates with or merges with or into any other person or entity, or (C) transfers all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then in each such case, the registered holder of this Warrant, upon exercise hereof at any time after or simultaneously with the consummation of such reorganization, reclassification, recapitalization, consolidation, or merger or the effective date of such dissolution, as the case may be, will receive, in lieu of the securities issuable upon such exercise before such consummation or effective date, the other securities, cash, and/or property to which such holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such holder had exercised this Warrant immediately prior thereto, all subject to further adjustment thereafter as provided herein.

(b) Appointment of Trustee for Warrant Holders Upon Dissolution. In the event of any dissolution of the Company, the Company (other than as described in Section 5(a)(C) above), prior to such dissolution, will, at its expense, deliver or cause to be delivered the securities, property, and/or cash receivable by the registered holder of the Warrant after the effective date of such dissolution pursuant to this Section 5 to a bank or trust company having its principal office in Boston, Massachusetts, as trustee for the registered holder of this Warrant.

(c) Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 5, this Warrant will continue in full force and effect and the terms hereof will be applicable to the securities, cash, and/or property receivable on the exercise of this Warrant after or simultaneously with the consummation of such reorganization, consolidation, or merger or the effective date of dissolution following any such transfer, as the case may be, and will be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer the person or

3

entity acquiring all or substantially all of the properties or assets of the Company, whether or not such person or entity expressly assumes the Company’s obligations under this Warrant as provided in this Section 5.

6. No Dilution or Impairment.

(a) During the period that this Warrant is exercisable, the Company will not, by amendment of its Certificate of Incorporation as amended from time to time (the “Certificate of Incorporation”) or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the registered holder of this Warrant against dilution. Without limiting the generality of the foregoing, the Company will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock upon exercise of this Warrant from time to time.

(b) Rights, Preferences and Authorized Shares. At any time prior to the issuance of Series 1 Non-Convertible Preferred Stock, the Corporation will not: (1) alter or change the rights, preferences or privileges of the Series 1 Non-Convertible Preferred Stock; or (2) increase the number of authorized shares of Series 1 Non-Convertible Preferred Stock, as the case may be, without obtaining the written consent of the Required Noteholders (as such term is defined in the Note).

7. Notices of Record Date, Etc. During the period that this Warrant is exercisable, in the event of any proposed or contemplated:

(a) taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

(b) capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, or any transfer of all or substantially all the assets of the Company to, or any consolidation or merger of the Company with or into, any other person or entity; or

(c) voluntary or involuntary dissolution, liquidation, or winding-up of the Company;

then, and in each such event the Company will mail or cause to be mailed to the registered holder of this Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution, or right, and stating the amount and character of such dividend, distribution, or right, or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation, or winding-up is anticipated to take place and the time, if any is to be fixed, as of which the holders of record of any class or series of the Company’s capital stock or other securities will be entitled to exchange such stock or other securities for other securities, cash, and/or other property deliverable on such

4

reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation, or winding-up. Such notice will be mailed at least thirty days prior to the earliest date specified in such notice on which any such action or transaction is to be taken or consummated.

8. Reservation of Securities Issuable on Exercise of Warrant. During the period that this Warrant is exercisable, the Company at all such times and from time to time will reserve and keep available, solely for issuance and delivery on the exercise of this Warrant, the quality and quantities of securities from time to time issuable upon exercise of this Warrant. If at any time the Company does not have sufficient authorized securities to comply with the foregoing sentence, the Company promptly will take all steps (including without limitation amending the Certificate of Incorporation) necessary to provide the quality and quantity of securities sufficient to effect the exercise in full of this Warrant.

9. Warrant Agent. The Company may, by written notice to the registered holder of this Warrant, appoint an agent having an office in Boston, Massachusetts for the purpose of issuing securities upon exercise of this Warrant, exchanging or replacing this Warrant, or any of the foregoing, and thereafter any such issuance, exchange, or replacement as the case may be, will be made at such office by such agent.

10. Captions. The captions of sections or subsections of this Warrant are for reference only and will not affect the interpretation or construction of this Warrant.

11. Equitable Relief. The Company hereby acknowledges that any breach by it of its obligations under this Warrant would cause substantial and irreparable damage to the registered holder hereof and that money damages would be an inadequate remedy therefor, and accordingly, acknowledges and agrees that, in addition to any other rights and remedies to which the registered holder hereof may be entitled in respect of any breach of such obligations, such holder will be entitled to an injunction, specific performance and/or other equitable relief to prevent the breach of such obligations.

12. Waivers. No waiver of any breach or default hereunder will be valid unless in a writing signed by the registered holder hereof. No failure or other delay by the registered holder hereof exercising any right, power, or privilege hereunder will be or operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. Notwithstanding the foregoing, this Warrant may be amended and any of its terms may be waived as set forth in the Purchase Agreement, as amended from time to time.

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13. Governing Law. This Warrant will be governed by and interpreted and construed in accordance with the internal laws of the Commonwealth of Massachusetts (without reference to principles of conflicts or choice of law).

Executed and delivered under seal on and as of the date first above written.

Note Principal: $	ENANTA PHARMACEUTICALS, INC.

By:
Jay R. Luly
President and Chief Executive Officer

6

SUBSCRIPTION FORM

The undersigned, the registered holder of the within Stock Purchase Warrant, hereby elects to exercise the purchase right represented by such Warrant as follows:

The undersigned hereby elects to purchase shares of Warrant Stock (as defined in this Warrant) and herewith makes payment of $ therefor.

The undersigned hereby elects to exercise this Warrant by the net issuance method described in Section 4 of this Warrant and to receive shares of Warrant Stock (as defined in this Warrant).

The undersigned further requests that the certificates representing such shares be issued in the name of and delivered to                                          and if such shares shall not include all of the shares issuable under this Warrant, that a new Warrant of like tenor and date be delivered to the undersigned for the shares not issued.

Dated:
Name of Registered Holder

Exhibit 10.1

EXECUTION VERSION

Enanta has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

COLLABORATIVE DEVELOPMENT AND LICENSE AGREEMENT

by and between

ENANTA PHARMACEUTICALS, INC.

and

ABBOTT LABORATORIES

November 27, 2006

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.	DEFINITIONS		1

2.	ADMINISTRATION OF THE RESEARCH PROGRAM, DEVELOPMENT PROGRAM AND COMMERCIALIZATION		17

	2.1	Joint Steering Committee	17

	2.2	Affiance Managers	20

	2.3	Joint Co-Development and Commercialization Committee	20

3.	RESEARCH PROGRAM		22

	3.1	Objectives of the Research Program	22

	3.2	Research Plan	22

	3.3	Conduct of Research Program	23

	3.4	Records	23

	3.5	Reports	24

	3.6	Selection of Candidates	24

	3.7	Supply of Proprietary Materials	24

	3.8	Research Program Term	25

4.	DEVELOPMENT AND COMMERCIALIZATION		25

	4.1	Development of Candidates	25

	4.2	Commercialization of Products	26

	4.3	Development and Commercialization Diligence	26

	4.4	Compliance	27

	4.5	Reports; Information; Updates	27

	4.6	Product Recalls	29

	4.7	Product Labeling	29

5.	CO-DEVELOPMENT AND PROFIT SHARE OPTION		29

	5.1	Exercise of Co-Development and Profit Share Option	29

	5.2	Effect of Exercise	29

	5.3	Reconciliation and Auditing of Development Costs	30

	5.4	Allocation of Shared Clinical Trial Costs	31

	5.5	Roll-Over Payments	31

	5.6	[*****]	31

	5.7	Co-Promotion	31

6.	CONSIDERATION AND FUNDING		32

	6.1	Upfront Fee	32

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

	6.2	Purchase of Equity; Participation Right	32

	6.3	R&D Funding	33

	6.4	Milestone Payments	34

	6.5	Payment of Royalties; Operating Income Payments; Sublicense Income Payments; Accounting and Records	36

	6.6	No Other Compensation	40

	6.7	Enanta Payments	40

7.	TREATMENT OF CONFIDENTIAL INFORMATION; PUBLICITY; NON-SOLICITATION		40

	7.1	Confidentiality	40

	7.2	Publicity	41

	7.3	Publications and Presentations	41

	7.4	Prohibition on Solicitation	42

8.	LICENSE GRANTS; EXCLUSIVITY		42

	8.1	Research Licenses	42

	8.2	Development and Commercialization Licenses	42

	8.3	Right to Sublicense	43

	8.4	No Other Rights	44

	8.5	Exclusivity	44

9.	INTELLECTUAL PROPERTY RIGHTS		45

	9.1	Disclosure of Program Inventions	45

	9.2	Enanta Intellectual Property Rights	45

	9.3	Abbott Intellectual Property Rights	45

	9.4	Joint Technology Rights	45

	9.5	Patent Coordinators	46

	9.6	Inventorship	46

10.	FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS		46

	10.1	Patent Filing, Prosecution and Maintenance	46

	10.2	Legal Actions	47

	10.3	Trademark Prosecution	50

11.	TERM AND TERMINATION		50

	11.1	Term	50

	11.2	Termination	50

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

	11.3	Consequences of Termination of Agreement	51

	11.4	Surviving Provisions	55

12.	REPRESENTATIONS AND WARRANTIES		56

	12.1	Mutual Representations and Warranties	56

	12.2	Additional Representations of Enanta	56

13.	INDEMNIFICATION		57

	13.1	Indemnification of Abbott by Enanta	57

	13.2	Indemnification of Enanta by Abbott	57

	13.3	Conditions to Indemnification	57

	13.4	Warranty Disclaimer	58

	13.5	No Warranty of Success	58

	13.6	Limited Liability	58

	13.7	Insurance	58

14.	MISCELLANEOUS		58

	14.1	Arbitration	58

	14.2	Change of Control	59

	14.3	Notices	59

	14.4	Governing Law	60

	14.5	Binding Effect	60

	14.6	Headings	60

	14.7	Counterparts	60

	14.8	Amendment; Waiver	60

	14.9	No Third Party Beneficiaries	60

	14.10	Purposes and Scope	60

	14.11	Assignment and Successors	60

	14.12	Force Majeure	61

	14.13	Interpretation	61

	14.14	Integration; Severability	61

	14.15	Further Assurances	61

	14.16	HSR Filing	61

	14.17	Board Approvals	62

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

List of Exhibits and Schedules

Exhibit A	Research Plan
Exhibit B	Form of Stock Purchase Agreement
Exhibit C	Form of Press Release
Exhibit D	ADR Procedure

Schedule 1	[*****]
Schedule 2	Abbott Patent Rights
Schedule 3	[*****]
Schedule 4	Licensed Patent Rights
Schedule 5	Material Terms to Be Included in Co-Promotion Agreement
Schedule 6	Calculation of Operating Income

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

COLLABORATIVE DEVELOPMENT AND LICENSE AGREEMENT

This COLLABORATIVE DEVELOPMENT AND LICENSE AGREEMENT (this “Agreement”) is entered into as of November 27th, 2006, by and between Enanta Pharmaceuticals, Inc., with principal offices at 500 Arsenal Street, Watertown, Massachusetts 02472 (“Enanta”) and Abbott Laboratories, having a place of business at 100 Abbott Park Road, Abbott Park, Illinois 60064 (“Abbott”). Each of Abbott and Enanta is sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, Enanta Controls certain Technology and/or Proprietary Materials related to or otherwise useful in the discovery and development of HCV NS3 or NS3/4A protease inhibitors (as those terms are defined below);

WHEREAS, Abbott has expertise in discovering, developing, testing, obtaining regulatory approvals with respect to, manufacturing and marketing human therapeutic products; and

WHEREAS, Enanta and Abbott desire to enter into a collaboration for the purpose of identifying, developing and commercializing Enanta’s proprietary HCV NS3 or NS3/4A protease inhibitors and/or certain of Abbott’s proprietary protease inhibitors as more fully described herein,

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Section 1 shall have the meanings specified.

1.1 “Abandoned Compounds” means all Products designated as Abandoned Compounds by Enanta pursuant to Section 11.3.6.

1.2 “Abbott Background Technology” means any Technology related to the Field used by Abbott, or provided by Abbott for use, in the Research Program or the Development Program that is (a) Controlled by Abbott as of the Effective Date or (b) developed or conceived by employees of, or consultants to, Abbott after the Effective Date in the conduct of activities outside the Research Program or Development Program.

1.3 “Abbott Compounds” means the HCV protease inhibitors Controlled by Abbott and listed on Schedule 1 attached hereto, and any direct analogs thereof created during the Research Program.

1.4 “Abbott Decision” means any decision that is not an Enanta Decision and relates solely to the Development of a Candidate or Commercialization of a Product.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.5 “Abbott Improvement” means any Abbott Program Technology or Abbott’s interest in any Joint Technology that contains one or more claims that covers the composition or use of any HCV protease inhibitor. The Parties understand that the term Abbott Improvement (a) shall not include any Abbott Program Technology or Abbott’s interest in any Joint Technology that relates to the [*****] discovered by Abbott and (b) shall include any Abbott Patent Rights that contain one or more claims that cover Abbott Program Technology and/or Abbott’s interest in any Joint Technology whether such Abbott Patent Rights are filed during, or, subject to Section 10.1, following the expiration of the Research Program Term.

1.6 “Abbott Materials” means any Proprietary Materials that are Controlled by Abbott and used by Abbott, or provided by Abbott for use, in the Research Program or the Development Program.

1.7 “Abbott Patent Rights” means any Patent Rights containing one or more claims that cover Abbott Technology. All Abbott Patent Rights existing as of the Effective Date are described on Schedule 2 attached hereto. For clarification, the Abbott Compounds listed in Schedule 1 will be covered under Abbott Patent Rights.

1.8 “Abbott Program Technology” means any Program Invention conceived or first reduced to practice by employees of, or consultants to, Abbott, alone or jointly with any Third Party.

1.9 “Abbott Research Activities” means any research activities specified to be conducted by Abbott in any Research Plan.

1.10 “Abbott Technology” means, collectively, Abbott Background Technology and Abbott Program Technology.

1.11 “Adverse Event” means any untoward medical occurrence in a human clinical trial subject or in a patient who is administered a Product, whether or not considered related to the Product including, without limitation, any undesirable sign (including abnormal laboratory findings of clinical concern), symptom or disease associated with the use of such Product.

1.12 “Affiliate” means, with respect to any Party, any Person that, directly or through one or more Affiliates, controls, or is controlled by, or is under common control with, such Party. For purposes of this definition, “control” means (a) ownership of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (50%) of the equity interests in the case of any other type of legal entity, (b) status as a general partner in any partnership, or (c) any other arrangement whereby a Person controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

1.13 “Annual Net Sales” means the aggregate Net Sales during a particular Calendar Year.

1.14 “Applicable Laws” means all Federal, state, local, national and supra-national laws, statutes, rules and regulations, including any rules, regulations, guidelines or requirements

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

of Regulatory Authorities, national securities exchanges or securities listing organizations that may be in effect from time to time during the Term and applicable to a particular activity hereunder.

1.15 “Approval Date” means the date when both (a) the waiting period (or any extension thereof) applicable to this Agreement under the HSR Act (as defined in Section 14.16) has been terminated or has expired, and (b) the Abbott Board, Abbott’s Chief Executive Officer and the Enanta Board have provided approvals described in Section 14.17.

1.16 “Calendar Quarter” means the period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31. For purposes of this definition, the Calendar Quarter for all activities outside the United States by Abbott shall be the three (3) consecutive calendar months ending February 28, May 31, August 31 or November 30.

1.17 “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided, that, the initial Calendar Year shall commence on the Effective Date and end on December 31, 2007. For purposes of this definition, the Calendar Year for all activities conducted outside the United States by Abbott pursuant to this Agreement, shall be the twelve (12) month period commencing on December 1 and ending on November 30.

1.18 “Candidate” means any Compound and/or any Abbott Compound designated by the JSC pursuant to Sections 2.1.4(h) and 3.6 to proceed into GLP toxicity studies and enter the Development Program.

1.19 “Change of Control” means, with respect to a Party (a) a merger, consolidation, share exchange or other similar transaction involving such Party and any Third Party which results in the holders of the outstanding voting securities of such Party immediately prior thereto ceasing to hold more than fifty percent (50%) of the combined voting power of the surviving, purchasing or continuing entity immediately after such merger, consolidation, share exchange or other similar transaction, (b) any transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Party, other than in connection with a bona fide financing transaction provided by financial and/or venture capital investors to such Party, or (c) the sale or other transfer to a Third Party of all or substantially all of such Party’s assets which relate to this Agreement.

1.20 “CTA” means a notification submitted to EU Regulatory Authorities prior to the initiation of clinical trials in the EU.

1.21 “CTN” means the notification submitted to the Japanese Ministry of Health, Labor and Welfare prior to the Initiation of a Clinical Trial in Japan.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.22 “Co-Developed Product” means any Product with respect to which Enanta has exercised a Co-Development and Profit Share Option as described in Section 5.1.

1.23 “Co-Development and Profit Share Option Exercise Date” means, with respect to each Co-Developed Product, the date of exercise by Enanta of the Co-Development and Profit Share Option applicable to such Co-Developed Product.

1.24 “Co-Development and Profit Share Option Exercise Period” means, with respect to each Compound or Candidate, as the case may be, the period commencing on the Approval Date and continuing until [*****] after Enanta receives a study summary, including all primary statistical analyses, with respect to the first Phase Ib/2a Clinical Trial for such Candidate. All raw data, both positive and negative, which would be reasonable to be considered in formulating such summary will be made available to Enanta promptly upon Enanta’s request.

1.25 “Co-Development Territory” means the United States of America and its territories and possessions.

1.26 “Collaboration” means the alliance of Enanta and Abbott established pursuant to this Agreement for the purpose of identifying Compounds, Developing Candidates and Commercializing Products in the Field in the Territory.

1.27 “Combination Product” means any commercialized HCV therapeutic that contains or comprises a Product and one or more other ingredients that are therapeutically or biologically active and are not themselves Products.

1.28 “Commercialization” or “Commercialize” means any and all activities directed to the commercialization of a Product, including pre-launch and post-launch marketing, manufacturing for commercial sale, promoting, Detailing (as defined in Schedule 5 hereof), distributing, offering to sell and selling a Product, importing a Product for sale, conducting additional human clinical studies other than those that are required due to post-approval regulatory commitments (but not pre-clinical studies) and interacting with Regulatory Authorities regarding the foregoing. When used as a verb, “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.29 “Commercially Reasonable Efforts” means (a) with respect to activities of either Party in the Research Program, the efforts and resources typically used by companies that are similar in size to such Party in the performance of research programs of comparable research compounds and (b) with respect to the Development by Abbott of a particular Candidate or the Commercialization by Abbott of a particular Product, the efforts and resources typically used by Abbott in the development of product candidates or the commercialization of products of comparable market potential, taking into account all relevant factors including, as applicable and without limitation, stage of development, mechanism of action, efficacy and safety relative to competitive products in the marketplace, actual or anticipated Regulatory Authority approved labeling, the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity), cost and likelihood of obtaining Commercialization Regulatory Approval actual or projected profitability and availability of capacity to manufacture and supply for commercial sale.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.30 “Commercialization Regulatory Approval” means, with respect to any Product, the Regulatory Approval required by Applicable Laws in any country or region in the Territory in order to sell such Product for use in the Field in such country or region. “Commercialization Regulatory Approval” in the United States shall mean final approval of an NDA or sNDA permitting marketing of the applicable Product in interstate commerce in the United States, “Commercialization Regulatory Approval” in the European Union shall mean marketing authorization for the applicable Product, including price reimbursement approval, pursuant to Council Directive 2001/83/EC, as amended, or Council Regulation 2309/93/EEC, as amended and “Commercialization Regulatory Approval” in Japan shall mean final approval of an application submitted to the Ministry of Health, Labor and Welfare and the publication of a New Drug Approval Information Package permitting marketing of the applicable Product, including price reimbursement approval, in Japan, as any of the foregoing may be amended from time to time.

1.31 “Compound” means any HCV NS3 or HCV NS3/4A protease inhibitor Controlled by Enanta, other than the Excluded Compounds.

1.32 “Co-Promote” or “Co-Promotion” means, with respect to any Co-Developed Product, the joint promotion and Detailing of such Co-Developed Product in the Co-Developed Territory using a coordinated sales force consisting of representatives of both Parties.

1.33 “Confidential Information” means: (a) with respect to Enanta, all tangible embodiments of Enanta Technology; (b) with respect to Abbott, all tangible embodiments of Abbott Technology; and (c) with respect to each Party, (i) all tangible embodiments of Joint Technology and (ii) all information, Technology and Proprietary Materials disclosed or provided by of on behalf of such Party (the “Disclosing Party”) pursuant to this Agreement or the Existing Agreements to the other Party (the “Receiving Party”) or to any of the Receiving Party’s employees, consultants, Affiliates or sublicensees; provided that none of the foregoing shall be Confidential Information if: (A) as of the date of disclosure, it is known to the Receiving Party or its Affiliates, as demonstrated by credible written documentation, other than by virtue of a prior confidential disclosure to such Receiving Party or its Affiliates; (B) as of the date of disclosure it is in the public domain, or it subsequently enters the public domain through no fault of the Receiving Party or its Affiliates; (C) it is obtained by the Receiving Party from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (D) it is independently developed by or for the Receiving Party without reference to or use of any Confidential Information of the Disclosing Party as demonstrated by credible written documentation. Further, (y) any scientific, technical or financial information of a Disclosing Party disclosed at any meeting of any of the committees or teams established pursuant to this Agreement or disclosed through an audit report prepared pursuant to this Agreement shall constitute Confidential Information of the Disclosing Party and (z) the terms of this Agreement shall constitute Confidential Information of each Party.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.34 “Control” or “Controlled” means (a) with respect to Technology (other than Proprietary Materials) or Patent Rights, the possession by a Party of the right to grant a license or sublicense to such Technology or Patent Rights without violating the terms of any agreement or arrangement with, any Third Party and (b) with respect to Proprietary Materials, the possession by a Party of the right to supply such Proprietary Materials to the other Party without violating the terms of any agreement or arrangement with, any Third Party.

1.35 “Designated Senior Officer” means, with respect to a Party, the senior officer designated by such Party to have final decision-making authority over Disputed Matters, which shall be (a) the Chief Executive Officer of Enanta and (b) the Executive Vice President of the Pharmaceutical Products Group for Abbott.

1.36 “Development” or “Develop” means, with respect to each Candidate, all non-clinical and clinical activities required to obtain Regulatory Approval of such Candidate in accordance with this Agreement on and after the Approval Date and up to and following the obtaining of Commercialization Regulatory Approval of such Candidate. These activities include, without limitation, test method development and stability testing, regulatory toxicology, animal studies, formulation, process development, manufacturing, manufacturing scale-up, development-stage manufacturing, quality assurance/quality control development, statistical analysis and report writing, and clinical trial design and operations. When used as a verb, “Developing” means to engage in Development and “Developed” has a corresponding meaning.

1.37 “Development Costs” [*****].

1.38 “Development Plan” means, with respect to each Candidate and Calendar Year, the written plan for the Development activities for such Candidate for such Calendar Year, as such written plan may be amended, modified or updated. Each Development Plan shall include: (a) the specific Development objectives, projected milestones, resource allocation requirements and activities to be performed over such period; (b) the Party responsible for such activities; (c) a timeline for such activities; (d) an estimate of the expected Development costs to be incurred over such period; (e) the expected Regulatory Filings to be required and prepared, and the expected timetable for making such Regulatory Filings; and (f) the manufacturing strategy, budget and proposed timelines for manufacturing scale-up, formulation, filling and/or shipping. The initial Development Plan shall be prepared within ninety (90) days of the Approval Date and in any event, on or prior to the initiation of Development activities with respect to the initial Candidate. Each Development Plan, amendment and update to the Development Plan shall be set forth in a written document prepared by Abbott and reviewed and/or approved by the JSC, shall specifically state that it is an amendment, modification or update to the Development Plan and shall be attached to the minutes of the meeting of the JSC at which such amendment, modification or updated is approved by the JSC. The Development Plan shall be updated at least once prior to the end of each Calendar Year to describe the Development activities to be carried out by each Party during the next Calendar Year pursuant to this Agreement.

1.39 “Development Program” means the set of activities outlined in the Development Plan aimed at achieving regulatory approval for a Candidate.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.40 “Drug Approval Application” means, with respect to a Candidate in a particular country or region, an application for Commercialization Regulatory Approval for such Candidate in such country or region, including without limitation: (a) an NDA or sNDA; (b) a counterpart of an NDA or sNDA (including, without limitation, a CTN) in any country or region in the Territory; and (c) all supplements and amendments to any of the foregoing.

1.41 “Effective Date” means the date first set forth above.

1.42 “EMEA” means the European Medicines Evaluation Agency, or any successor thereto, which coordinates the scientific review of human pharmaceutical products under the centralized licensing procedures of the European Union.

1.43 “Enanta Background Technology” means any Technology used by Enanta, or provided by Enanta for use, in the Research Program or the Development Program that is (a) Controlled by Enanta as of the Effective Date or (b) developed or conceived by employees of, or consultants to, Enanta after the Effective Date in the conduct of activities outside the Research Program or the Development Program.

1.44 “Enanta Co-Development Percentage” means forty percent (40%).

1.45 “Enanta Decision” means any decision with respect to the application by Enanta of FTEs to the research of Compounds under the Research Program.

1.46 “Enanta Materials” means any Proprietary Materials that are Controlled by Enanta and used by Enanta, or provided by Enanta for use, in the Research Program or the Development Program. For purposes of clarity, (a) Enanta Materials shall include all Compounds provided by Enanta for use in the Research Program or Candidates used in the Development Program and (b) all other Enanta Materials shall be listed in the Research Plan or the Development Plan.

1.47 “Enanta Patent Rights” means any Patent Rights that contain one or more claims that cover Enanta Technology.

1.48 “Enanta Program Technology” means any Program Invention conceived or first reduced to practice by employees of, or consultants to, Enanta, alone or jointly with any Third Party.

1.49 “Enanta Research Activities” means any research activities specified to be conducted by Enanta in any Research Plan.

1.50 “Enanta Technology” means, collectively, Enanta Background Technology and Enanta Program Technology.

1.51 “European Union” or “EU” means the member states (whether on the Effective Date or later admitted) of the European Union.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.52 “Excluded Compounds” means (a) the compounds listed on Schedule 3 attached hereto and incorporated herein by reference, and (b) the compounds licensed from Chiron under the License and Option Agreement between Chiron Corporation and Enanta, dated May 4th, 2005.

1.53 “Existing Agreements” means the [*****].

1.54 “FDA” means the United States Food and Drug Administration or any successor agency or authority thereto.

1.55 “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

1.56 “Field” means the prevention and treatment of viral infections in humans.

1.57 “First Commercial Sale” means, with respect to a Product in any country after Regulatory Approval in the Territory, the first sale, transfer or disposition of such Product for value in such country.

1.58 “Force Majeure” means any occurrence beyond the reasonable control of a Party that (a) prevents or substantially interferes with the performance by such Party of any of its obligations hereunder and (b) occurs by reason of any act of God, flood, fire, explosion, earthquake, strike, lockout, labor dispute, casualty or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand or requirement of any government or of any subdivision, authority or representative of any such government.

1.59 “FTE” means one (1) or more qualified employees of a Party who collectively spend time and effort conducting Enanta Research Activities or Abbott Research Activities, as the case may be, pursuant to the Research Plan or any Development Plan equivalent to the time and effort of one (1) full-time employee for one (1) Calendar Year based on at least [*****] hours of work/[*****] weeks per Calendar Year/forty (40) hours per week of work (less public holidays).

1.60 “FTE Cost” means, for any Calendar Quarter during the Research Program Term, the FTE Rate divided by 4, multiplied by the applicable number of FTEs applied during such Calendar Quarter.

1.61 “FTE Rate” means during the Research Program Term, [*****] per Calendar Year, or any prorated portion thereof. Notwithstanding the foregoing, if the Parties agree to any extension of the Research Program pursuant to Section 3.8, then, as of the date of such extension and on each anniversary thereafter, the FTE Rate shall be increased by multiplying the FTE Rate applicable on December 31 of the immediately preceding Calendar Year by 1 + ((CPIx -CPIy) / CPIy), where CPIx is the Consumer Price Index for All Urban Consumers in the Boston Metropolitan Area published by the Bureau of Labor Statistics of the United States Department of Labor for December in the immediately preceding Calendar Year and CPIy is the Consumer Price Index for All Urban Consumers in the Boston Metropolitan Area published by the Bureau

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

of Labor Statistics of the United States Department of Labor for the December in the immediately preceding Calendar Year less one. Any such increase shall be rounded to the nearest one hundred US Dollars ($100).

1.62 “GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

1.63 “GLP” means the then current Good Laboratory Practice Standards promulgated or endorsed by the FDA or in the case of foreign jurisdictions, comparable regulatory standards promulgated or endorsed by the applicable Regulatory Authority, including those procedures expressed or implied in the Regulatory Filings.

1.64 “GMP” means the then current Good Manufacturing Practices in accordance with the GMP standards of the European Union and the FDA, as amended from time to time.

1.65 “Hatch-Waxman Act” means the Drug Price Competition and Patent Term Restoration Act of 1984, as amended.

1.66 [*****]

1.67 “IND” means: (a) an Investigational New Drug Application, as defined in the FDCA and the regulations promulgated thereunder, or any successor application or procedure required to initiate clinical testing of a Compound, Candidate or Product in humans in the United States; (b) a counterpart of an Investigational New Drug Application that is required in any other country or region in the Territory before beginning clinical testing of a Compound, Candidate or Product in humans in such country or region; and (c) all supplements and amendments to any of the foregoing.

1.68 “Initiation” means, with respect to a human clinical trial, the first date that a subject is dosed in such clinical trial.

1.69 “Joint Co-Development and Commercialization Committee” or “JDCC” means the committee of Enanta and Abbott representatives established pursuant to Section 2.3 to coordinate the Development and Commercialization activities of Co-Developed Products within the Co-Development Territory.

1.70 “Joint Patent Rights” means Patent Rights that contain one or more claims that cover Joint Technology. For clarification, patents filed before or during the Research Program that cover the Abbott Compounds will be Joint Patent Rights, but excluding the Abbott Compounds listed in Schedule 1.

1.71 “Joint Steering Committee” or “JSC” means the committee of Enanta and Abbott representatives established pursuant to Section 2.1 to oversee the conduct and progress of the Research Program, the Development Program and the Commercialization of Products.

1.72 “Joint Technology” means any Program Invention (a) conceived or first reduced to practice jointly by employees of, or consultants to, Abbott and employees of, or consultants to,

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Enanta or (b) conceived or first reduced to practice solely by employees of, or consultants to, one Party with the use in any material respect of any Technology, Patent Rights or Proprietary Materials of the other Party. For purposes of clarity, Joint Technology shall include any and all Technology conceived or reduced to practice by Abbott in its conduct of any chemistry activities with respect to Compounds or Abbott Compounds (other than the Abbott Compounds listed in Schedule 1) as part of the Research Program.

1.73 “Knowledge” means the [*****] of the chief executive officer or any vice president of Enanta.

1.74 “Licensed Patent Rights” means any Enanta Patent Rights and any of Enanta’s interest in Joint Patent Rights that contain one or more claims that cover any Compound, Candidate or Product. All Licensed Patent Rights existing as of the Effective Date are described on Schedule 4 attached hereto.

1.75 “MAA” means an application filed with the EMEA, or through the mutual recognition procedures in the European Union, for Regulatory Approval to Commercialize a Product as a drug in the European Union, or in any country or territory therein, including decentralized procedures or mutual recognition procedures.

1.76 “Major Market Country” [*****].

1.77 “Marketing and Sales Plan” means, with respect to each Co-Developed Product, the written plan for the Commercialization of such Co-Developed Product in the Co-Development Territory prepared in accordance with Section 4.2.1, which shall include, without limitation, (a) a regulatory and Commercialization strategy with proposed timelines and sales forecasts, that are, in each case, applicable to such Co-Developed Product and (b) the written plan for the manufacture of such Co-Developed Product in the Co-Development Territory, including, without limitation, expected manufacturing scale-up, formulating, and filing activities to be conducted for such Co-Developed Product as well as a budget and proposed timelines for such activities, as such plan may be amended or updated from time to time.

1.78 “Materially Used” means, with respect to Shared Clinical Trial Data, the inclusion of such Shared Clinical Trial Data in the core efficacy registration package of an NDA or equivalent registration package used outside of the Co-Development Territory (as defined as Phase II Clinical Trials and Phase DI Clinical Trials required by a Regulatory Authority to substantiate evidence of both safety and efficacy).

1.79 “NDA” means a New Drug Application, as defined in the FDCA and applicable regulations promulgated thereunder, or any successor application or procedure required to sell a Product in the United States.

1.80 “Net Sales” means the total amount billed or invoiced on sales of the Product by Abbott or its Affiliates or Sublicensees (including invoiced royalties and any other compensation of any other kind whatsoever) to independent, unrelated Third Parties, including wholesalers, in bona fide arm’s length transactions, less the following deductions, in each case related

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

specifically to the Product and incurred in the ordinary course of business and actually allowed or taken by such Third Parties and not otherwise recovered by or reimbursed to Abbott or its Affiliates:

(i) trade, cash and quantity discounts, allowances, adjustments, and rejections, rebates, recalls and returns;

(ii) price reductions or rebates, retroactive or otherwise, imposed by governmental authorities;

(iii) sales, excise, turnover, inventory, value-added, and similar taxes assessed on sales of the Product, but not including any income tax paid by or assessed against Abbott or its Affiliates;

(iv) transportation, importation, shipping, insurance and other handling expenses directly chargeable to the sale of the Product, including any fees for services provided by wholesalers and warehousing chains related to the distribution of the Product;

(v) chargebacks granted to Third Party distributors based on sales to their customers; and

(vi) the portion of any management fees or administration fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers and/or Medicare prescription drug plans relating specifically to the Product.

[*****].

1.81 “Patent Rights” means the rights and interests in and to issued patents and pending patent applications in the HCV protease inhibition area (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, all letters patent granted thereon, and all reissues, reexaminations and extensions thereof including Hatch-Waxman patent term extensions, Supplemental Protection Certificates, and all foreign counterparts of any of the foregoing.

1.82 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.83 “Phase I Clinical Trial” means a clinical trial conducted in any country or countries that generally provides for the first introduction into humans of an investigational drug with the purpose of assessing its safety, tolerability, toxicity, metabolism, absorption, elimination or other pharmacological action as more fully defined in 21 C.F.R. 312.21(a).

1.84 “Phase Ib/IIa Clinical Trial” means the initial clinical trial conducted with a Candidate in HCV infected patients designed to assess virologic potency, pharmacokinetics and tolerability and to support the decision to advance development to Phase IIb.

1.85 “Phase II Clinical Trial” means a clinical trial conducted in any country or countries in patients with a particular disease or condition with the purpose of further assessing the safety and tolerability of an investigational drug and initially exploring its efficacy for such disease or condition, as more fully defined in 21 C.F.R. 312.21(b).

1.86 Phase IIb Clinical Trial” means, as to a particular Product and indication, the portion of a Phase II Clinical Trial which contains a sufficient number of subjects to generate sufficient data (if successful) to commence a Phase III Clinical Trial of such Product for such indication.

1.87 “Phase III Clinical Trial” means a clinical trial conducted in any country or countries in patients with a particular disease or condition with the purpose of establishing the safety and tolerability of an investigational drug and confirming or establishing its efficacy for such disease or condition, as more fully defined in 21 C.F.R. 312.21(c).

1.88 “Product” means any pharmaceutical dosage form that is comprised of a Candidate that has obtained Commercialization Regulatory Approval (whether or not such Candidate is the sole active ingredient). The term Product shall include Co-Developed Products and Royalty-Bearing Products.

1.89 “Product Trademark” means (a) any trademark or trade name, whether or not registered, or any trademark application, renewal, extension or modification thereto, in the Territory, or any trade dress and packaging, that is applied to or used with Products by Abbott and (b) all goodwill associated therewith, and any promotional materials relating thereto.

1.90 “Program Invention” means any Technology (including, without limitation, any process, method of manufacture or composition of matter) that is conceived or first reduced to practice in the conduct of the Research Program or the Development Program.

1.91 “Program Patent Rights” means any Patent Rights that contain one or more claims that cover Program Inventions.

1.92 “Proprietary Materials” means tangible chemical, biological or physical materials that are furnished by or on behalf of one Party to the other Party in connection with this Agreement, whether or not specifically designated as proprietary by the transferring Party.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.93 “Regulatory Approval” means, with respect to any country or region in the Territory, any approval (including, without limitation, any pricing approval), product and establishment license, registration or authorization of any Regulatory Authority required for the manufacture, use, storage, importation, export, transport or sale of a Product in such country or region.

1.94 “Regulatory Authority” means the FDA, or any counterpart of the FDA outside the United States, or any other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport, clinical testing or sale of a Candidate or Product.

1.95 “Regulatory Filings” means, collectively: (a) all INDs, NDAs, establishment license applications, drug master files, applications for designation of a Product as an “Orphan Product(s)” under the Orphan Drug Act, for “Fast Track” status under Section 506 of the FDCA (21 U.S.C. § 356) or for a Special Protocol Assessment under Section 505(b)(4)(B) and (C) of the FDCA (21 U.S.C. § 355(b)(4)(B)) or all other similar filings (including, without limitation, any counterparts of any of the foregoing in any country region in the Territory) as may be required by any Regulatory Authority for the Development of a Candidate or Commercialization of a Product; (b) all supplements and amendments to any of the foregoing; and (c) all data contained in, and correspondence relating to, any of the foregoing.

1.96 “Relative Market Size” [*****].

1.97 “Research Plan” means the written plan describing the research activities to be carried out by each Party during each Calendar Year during the Research Program Term in conducting the Research Program pursuant to this Agreement, as such written plan may be amended, modified or updated. The initial Research Plan is attached hereto as Exhibit A, which describes the research activities, and the specific research objectives, milestones and resource allocation requirements, to be carried out by each Party during the first full or partial Calendar Year following the Approval Date. Each amendment, modification and update to the Research Plan shall be set forth in a written document prepared by, or at the direction of, the JSC and approved by the JSC, shall specifically state that it is an amendment, modification or update to the Research Plan and shall be attached to the minutes of the meeting of the JSC at which such amendment, modification or updated was approved by the JSC. Without limiting the nature or frequency of any other amendments, modifications or updates of the Research Plan that may be approved by the JSC, the Research Plan shall be updated at least once prior to the end of each Calendar Year to describe the research activities to be carried out by each Party, and the specific research objectives, milestones and resource allocation requirements, during the next Calendar Year during the Research Program Term in conducting the Research Program pursuant to this Agreement.

1.98 “Research Program” means the collaborative research program commencing on the Approval Date and conducted by the Parties pursuant to Section 3.1 and the Research Plan for the purpose of identifying and researching Candidates.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

1.99 “Research Program Term” means the period beginning on the Approval Date and, subject to Section 3.7, ending on the third anniversary of the Approval Date.

1.100 “Royalty-Bearing Product” means (a) any Product that is not a Co-Developed Product and (b) any Co-Developed Product to the extent sold outside of the Co-Development Territory.

1.101 “Royalty-Bearing Territory” means (a) with respect to Co-Developed Products, all countries outside of the Co-Development Territory and (b) with respect to Products, all countries within the Territory.

1.102 “Royalty Term” means, with respect to each Royalty-Bearing Product in each country in the Royalty-Bearing Territory, the period beginning on the date of First Commercial Sale of such Royalty-Bearing Product in such country and continuing until the later of (a) the last date on which the manufacture, use or sale of such Royalty-Bearing Product in such country would infringe a Valid Claim included in the Licensed Patent Rights but for the license granted hereunder, (b) ten (10) years from the date of the First Commercial Sale of such Royalty-Bearing Product in such country.

1.103 “Shared Clinical Trial” means any clinical trial conducted by or on behalf of a Party the results of which are Materially Used in the Regulatory Filings for a Co-Developed Product that is Commercialized both in the Co-Development Territory and outside of the Co-Development Territory.

1.104 “Shared Clinical Trial Costs” means the reasonable out-of-pocket costs and internal costs incurred by a Party (or for its account by an Affiliate or a Third Party) that are specifically attributable to the conduct of a Shared Clinical Trial.

1.105 [*****].

1.106 “Shared Clinical Trial Data” means all data, results and information produced in the conduct of a Shared Clinical Trial.

1.107 “sNDA” means a Supplemental New Drug Application, as defined in the FDCA and applicable regulations promulgated thereunder.

1.108 “Sublicensee” means any Third Party to which Abbott grants a sublicense in accordance with Section 8.3.

1.109 “Sublicense Agreement” means any agreement by and between Abbott or its Affiliates and a Sublicensee with respect to a Product.

1.110 “Sublicense Income” means all payments (including all upfront payments, milestone payments, other consideration and the reasonable monetary value of all non-monetary consideration) received by Abbott from any Sublicensee under a Sublicense Agreement less that portion of the Development Costs incurred by Abbott that is attributable to the conduct of Development activities with respect to the Product in the country or countries covered by the

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Sublicense Agreement through the date of the grant of the applicable sublicense, and excluding: (a) royalty payments paid by such Sublicensee to Abbott; (b) payments made by a Sublicensee to Abbott in consideration of the issuance of equity or debt securities of Abbott to the extent that the price paid for such equity does not exceed the then fair market value of such equity; and (c) payments made by a Sublicensee to support or fund research and development activities to be undertaken by Abbott pursuant to a budget for sponsored research which has been agreed to with the Sublicensee and based on full-time equivalent or other cost-accounting methodologies that are consistent with then current industry practices.

1.111 “Successful Completion of Phase Ib/IIa Clinical Study” [*****].

1.112 “Technology” means, collectively, inventions, discoveries, improvements, trade secrets and proprietary methods, whether or not patentable, including without limitation: (a) methods of production or use of, and structural and functional information pertaining to, chemical compounds; and (b) compositions of matter, data, formulations, processes, techniques, know-how and results (including any negative results).

1.113 “Territory” means all countries of the world.

1.114 “Third Party” means any Person other than Abbott and Enanta and their respective Affiliates.

1.115 “Valid Claim” means any claim of an issued unexpired patent that (a) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction, (b) has not been permanently revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer or otherwise, and (d) is not lost through an interference proceeding.

Additional Definitions. In addition, each of the following definitions shall have the respective meanings set forth in the section of this Agreement indicated below:

Definition	Section
Abbott Board	14.17
Abbott Indemnitees	13.1
Acquired Party	14.2(a)
Acquiring Party	14.2(a)
Additional Co-Developed Product	6.4.1(d)
[*****]	[*****]
Additional Product	6.4.1(b)
ADR	Exhibit D
Alliance Manager	2.2
Annual Operating Income	Schedule 6
Annual Research Payment	6.3.1
Applicable Percentage	6.5.3

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Definition	Section
Arbitration Matter	14.1
Candidate Designation	3.6
Change of Control Notice	14.2(a)
Claims	13.1
Co-Development and Profit Share Option	5.1
Co-Development Term	6.5.2
Co-Promotion Agreement	5.7.1
CPR	Exhibit D
Disputed Matter	2.1.6
Enanta Board	14.17
Enanta Indemnitees	13.2
Generic Product	6.5.1(d)
HSR Act	14.16
Indemnified Party	13.3
Indemnifying Party	13.3
Infringement	10.2.1(a)(i)
Infringement Notice	10.2.1(a)(i)
Initial Co-Developed Product	6.4.1(c)
Initial Press Release	7.2
Initial Product	6.4.1(a)
Losses	13.1
Novartis	3.3.2
Operating Income Payments	6.5.2
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
Patent Coordinator	9.5
Quarterly Research Payment	6.3.1
Recipient Party	3.7
Roll-Over Payment	5.4
Royalty Payments	6.5.1(a)
Shared Clinical Trial Notice	5.4.1
Shares	6.2
Stock Purchase Agreement	6.2
Sublicense Income Payments	6.5.3
Term	11.1
Third Party Payments	6.5.1(b)
Transferring Party	3.7

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2.	ADMINISTRATION OF THE RESEARCH PROGRAM, DEVELOPMENT PROGRAM AND COMMERCIALIZATION

2.1 Joint Steering Committee.

2.1.1 Establishment. Enanta and Abbott hereby establish the Joint Steering Committee. The JSC shall have and perform the responsibilities set forth in Section 2.1.4.

2.1.2 Membership. Each of Enanta and Abbott shall designate an equal (not less than two (2)) number of representatives to the JSC who shall be members of senior management with decision-making authority. Unless otherwise agreed by the Parties, one (1) representative of each Party shall be designated as Co-Chairs of the JSC. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JSC by giving written notice to the other Party; provided such substitute has similar decision-making authority within that Party’s organization as the individual being replaced.

2.1.3 Meetings.

(a) Schedule of Meetings; Agenda. The JSC shall establish a schedule of times for regular meetings, taking into account the planning needs of the Research Program and Development Program and the responsibilities of the JSC. Special meetings of the JSC may be convened by any member upon not less than [*****] (or, if such meeting is proposed to be conducted by teleconference, upon not less than [*****] written notice to the other members; provided that (i) notice of any such special meeting may be waived in writing at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member, unless such member attends the meeting for the express purpose of objecting to its conduct for failure to provide valid notice. In no event shall the JSC meet less frequently than [*****]. Regular and special meetings of the JSC may be held in person or by teleconference or videoconference; provided that (i) meetings held in person shall alternate between the respective offices of the Parties in Watertown, Massachusetts and Abbott Park, Illinois, or such other locations mutually agreeable to the JSC members and (ii) not less than one (1) meeting per Calendar Year shall be held in person. The Co-Chairs shall alternate responsibility for preparing and circulating to each JSC member an agenda for each JSC meeting not later than [*****] prior to such meeting.

(b) Quorum; Voting; Decisions. At each JSC meeting, (i) the presence in person of at least one (1) member designated by each Party shall constitute a quorum and (ii) each member who is present shall have one (1) vote on all matters before the JSC at such meeting. All decisions of the JSC shall be made by majority vote; provided, that, any member designated by a Party shall have the right to cast the votes of any of such Party’s members on the JSC who are absent from the meeting. Alternatively, the JSC may act by written consent signed by at least one (1) member designated by each Party. Whenever any action by the JSC is called for hereunder during a time period in which the JSC is not scheduled to meet, either Co-Chair shall cause the JSC to take the action in the requested time period by calling a special meeting or by circulating a written consent. Representatives of each Party or of its Affiliates who are not members of the JSC may attend JSC meetings as non-voting observers with the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

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(c) Minutes. The JSC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JSC within a reasonable time after the meeting, not to exceed [*****], and the Chairs shall alternate responsibility for the preparation and circulation of draft minutes. Each member of the JSC shall have the opportunity to provide comments on the draft minutes. The minutes shall be approved, disapproved and revised as necessary at the next JSC meeting or within [*****] of the meeting, whichever occurs first. Upon approval, the Chair with responsibility for preparing minutes shall circulate the final minutes of each meeting to the members of the JSC.

(d) Expenses. Enanta and Abbott shall each bear all expenses of their respective JSC representatives related to their participation on the JSC and attendance at JSC meetings.

2.1.4 Responsibilities. The JSC shall be responsible for overseeing the conduct and progress of the Research Program, the Development Program and the Commercialization of Products. Without limiting the generality of the foregoing, the JSC shall have the following responsibilities:

(a) Reviewing each Research Plan, Development Plan and Marketing and Sales Plan (including all budgets applicable thereto);

(b) with respect to (i) any Research Plan, (ii) any Development Plan that covers a Co-Developed Product, or (iii) any Marketing and Sales Plan that covers a Co-Developed Product, approving such Research Plan, Development Plan and Marketing and Sales Plan;

(c) directing the preparation of and reviewing any amendment to any Research Plan, Development Plan and/or Marketing and Sales Plan and/or budget applicable thereto;

(d) with respect to any amendment to (i) any Research Plan, (ii) any Development Plan that covers a Co-Developed Product, or (iii) any Marketing and Sales Plan that covers a Co-Developed Product, approving such amendment;

(e) monitoring the progress of each Research Plan, Development Plan and Marketing and Sales Plan, and of each Party’s activities thereunder;

(f) providing a forum for consensual decision-making with respect to the (i) Research Program, (ii) Development Program for Co-Developed Products and (iii) Commercialization of Co-Developed Products;

(g) reviewing data, reports or other information submitted by either Party with respect to work conducted in the Research Program and the Development Program;

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(h) designating Compounds and Abbott Compounds to be Candidates eligible to enter the Development Program in accordance with Section 3.6, and reviewing prioritization of the Development activities in the event multiple Candidates are selected to enter the Development Program;

(i) monitoring the progress of the Commercialization of each Product in accordance with the applicable Marketing and Sales Plan, including, without limitation, reviewing and, to the extent it covers a Co-Developed Product, approving, each annual update to each Marketing and Sales Plan and reviewing all sales forecasts and the results of all efforts in the Co-Development Territory provided by the JDCC;

(j) resolving any dispute as to whether a milestone event for a Product under this Agreement has occurred;

(k) implementing a mutually acceptable mechanism for reporting Adverse Events between the Parties for each Candidate and Product;

(l) developing and discussing strategies for the promotion and marketing of all Co-Developed Products;

(m) implementing the Marketing and Sales Plan that covers any Co-Developed Product;

(n) resolving all issues referred to the JSC by the Alliance Managers and the JDCC; and

(o) making any other decisions as may be delegated to the JSC pursuant to this Agreement or by mutual written agreement of the Parties after the Approval Date and performing such activities as may be delegated to the JSC pursuant to this Agreement, or by mutual written agreement of the Parties after the Approval Date.

2.1.5 Interests of the Parties. Notwithstanding any other provisions of this Agreement, all decisions made and all actions taken by the JSC shall be made or taken in the best interest of the Collaboration.

2.1.6 Dispute Resolution. The JSC members shall use reasonable efforts to reach agreement on any and all matters for which the JSC is responsible pursuant to Section 2.1.4. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JSC within [*****] after the JSC first meets to consider such matter (each such matter, a “Disputed Matter”), then: (a) if the Disputed Matter involves an Enanta Decision, one of the Enanta members of the JSC shall have the right to make the final decision on such Disputed Matter, but shall only exercise such right in good faith after full consideration of the positions of both Parties; and (b) if the Disputed Matter involves an Abbott Decision or any other matter that is not an Enanta Decision, the Disputed Matter shall be referred to the Designated Senior Officer of each Party, who shall promptly initiate discussions in good faith to resolve the Disputed Matter. If the Disputed Matter is not resolved by such Designated Senior Officers within the first to occur of [*****] after the date the Designated Senior Officers first

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met to consider such Disputed Matter or [*****] after the date the JSC first met to consider such Disputed Matter, the Disputed Matter shall be referred for resolution to the Executive Vice President of Abbott’s Pharmaceutical Products Group, who shall have the right to make the final decision on such Disputed Matter, but shall only exercise such right in good faith after full consideration of the positions of both Parties and shall base any such decision, in part, on the principle of maximizing the commercial potential of each Product, but shall not base such decision on providing economic advantage to one Party over the other Party.

2.2 Affiance Managers. Each Party shall appoint a person with experience in and abilities with respect to project management and coordination and communication among various divisions and disciplines who shall oversee contact between the Parties for all matters related to the Collaboration between meetings of the JSC (each, an “Alliance Manager”). The Alliance Managers shall have such responsibilities as the Parties may mutually agree in writing. Each Party may replace its Alliance Manager at any time by notice in writing to the other Party.

2.3 Joint Co-Development and Commercialization Committee.

2.3.1 Establishment. As soon as practicable following the exercise by Enanta of a Co-Development and Profit-Share Option with respect to a Compound or Candidate, as the case may be, in accordance with Section 5.1, Enanta and Abbott shall establish the Joint Co-Development and Commercialization Committee which shall have and perform the responsibilities set forth in Section 2.3.4.

2.3.2 Membership. Each of Enanta and Abbott shall designate an equal (not less than two (2)) number of representatives to the JDCC. Unless otherwise agreed by the Parties, Abbott shall designate one (1) of its designees as the Chairman. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JDCC by giving written notice to the other Party.

2.3.3 Meetings.

(a) Schedule of Meetings; Agenda. The JDCC shall establish a schedule of times for regular meetings, taking into account, without limitation, its responsibilities hereunder and the planning needs for the Co-Developed Products. Special meetings may be convened by any member of the JDCC upon [*****] (or, if such meeting is proposed to be conducted by teleconference, upon [*****]) written notice to the other members; provided that (1) notice of any such special meeting may be waived in writing at any time, either before or after such meeting, and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member, unless such member attends the meeting for the express purpose of objecting to its conduct for failure to provide valid notice. If formed, in no event shall the JDCC meet less frequently than [*****]. Regular and special meetings of the JDCC may be held in person or by teleconference or videoconference; provided, that, meetings held in person shall alternate between the respective offices of the Parties in Watertown, Massachusetts and Abbott Park, Illinois. The Chairman shall prepare and circulate to each JDCC member an agenda for each JDCC meeting not later than one (1) week prior to such meeting.

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(b) Quorum; Voting; Decisions. At each JDCC meeting, (i) the presence in person of at least one (1) member designated by each Party shall constitute a quorum and (ii) each member who is present shall have one (1) vote on all matters before the JDCC at such meeting. All decisions of the JDCC shall be made by majority vote; provided, that, any member designated by a Party shall have the right to cast the votes of any of such Party’s members on the JDCC who are absent from the meeting. Alternatively, the JDCC may act by written consent signed by at least one (1) member designated by each Party. Whenever any action by the JDCC is called for hereunder during a time period in which the JDCC is not scheduled to meet, the Chairman shall cause the JDCC to take the action in the requested time period by calling a special meeting or by circulating a written consent. Representatives of each Party or of its Affiliates who are not members of the JDCC may attend JDCC meetings as non-voting observers with the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

2.3.4 Responsibilities. The JDCC shall be responsible for overseeing the Development and Commercialization of Co-Developed Products in the Co-Development Territory. Without limiting the generality of the foregoing, the JDCC shall have the following responsibilities:

(a) the development and discussion of strategies for the Development and Commercialization of each Co-Developed Product in the Co-Development Territory, including allocation of responsibilities for such Development and Commercialization activities;

(b) reviewing and discussing a Marketing and Sales Plan for each Co-Developed Product in the Co-Development Territory;

(c) coordinating the Development and Commercialization efforts of both Parties in the Co-Development Territory with respect to Co-Developed Products. For purposes of clarity, the JDCC shall not be responsible for coordinating communications with Regulatory Authorities, which is the sole responsibility of Abbott, however, Abbott will work directly with a regulatory liaison to be designated by Enanta on coordinating key regulatory FDA communications on Co-Developed Products and will keep Enanta’s liaison informed as to other regulatory proceedings on Co-Developed Products that will materially affect approvals or product labeling in the Co-Developed Territory. For clarity, this would not apply to routine regulatory submissions or communications necessary to ensure regulatory compliance with FDA guidelines. Abbott will keep the JDCC informed of key regulatory communications involving key regulatory filings and milestone meetings as specified in Section 4.5.5.

(d) reviewing and providing input in the preparation of a Marketing and Sales Plan containing a Co-Promotion Plan for each Co-Developed Product in the Co-Development Territory;

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(e) reviewing and providing input on the short-term and long-term sales forecasts for Co-Developed Products in the Co-Developed Territory;

(f) presenting sales forecasts and the results of all efforts in the Co-Development Territory to the JSC as needed, but no less often than two (2) times per Calendar Year;

(g) coordinating the Detailing efforts of both Parties in the Co-Development Territory with respect to Co-Developed Products;

(h) overseeing all recalls, market withdrawals and any other corrective actions related to Co-Developed Products in the Co-Development Territory;

(i) receiving and providing to the Parties sales reports pertaining to Co-Developed Products in the Co-Developed Territory;

(j) approving all Third Parties to be engaged by either Party to provide Representatives to Co-Promote Co-Developed Products in the Co-Developed Territory;

(k) reviewing and approving any ingredients that are therapeutically or biologically active that are proposed by either Party for inclusion with a Co-Developed Product to create a Combination Product; and

(l) performing such activities as may be delegated to the JDCC pursuant to this Agreement, or by mutual written agreement of the Parties after the Approval Date.

2.3.5 Dispute Resolution. The JDCC members shall use reasonable efforts to reach agreement on any and all matters for which the JDCC is responsible pursuant to Section 2.3.4. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JDCC within [*****] after the JDCC first meets to consider such matter, then the Chairman of the JDCC shall bring such matter to the JSC for a final decision in accordance with Section 2.1.6.

3.	RESEARCH PROGRAM

3.1 Objectives of the Research Program. The objectives of the Research Program shall be the identification of one (1) or more Compounds or Abbott Compounds suitable for further Development as Candidates and for Commercialization as Products.

3.2 Research Plan. The initial Research Plan is attached hereto as Exhibit A. For each Calendar Year during the Research Program Term commencing with the second full Calendar Year, the Research Plan shall be amended and updated by the Parties, which amendments and updates shall be submitted to and approved by the JSC in accordance with Section 2.1.4. Each such amendment shall: (a) set forth (i) the research objectives and activities to be performed for the Calendar Year covered by the update with reasonable specificity; (ii) the Party that shall be responsible for performing such activities; (iii) a timeline and budget for such

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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activities; and (iv) with respect to Enanta Research Activities, the number of FTEs estimated to be required to perform such Enanta Research Activities; and (b) shall be consistent with the terms of this Agreement.

3.3	Conduct of Research Program.

3.3.1 Abbott Responsibilities. During the Research Program Term, Abbott will (a) use Commercially Reasonable Efforts to conduct the Abbott Research Activities assigned to it in each Research Plan and (b) commit such other resources as are reasonably necessary to conduct such Abbott Research Activities and achieve the goals of the Research Program.

3.3.2 Enanta Responsibilities. During the Research Program Term, Enanta will (a) use Commercially Reasonable Efforts to conduct the Enanta Research Activities assigned to it in each Research Plan and (b) commit to the Research Program at least [*****] FTEs for each of the first [*****] years of the Research Program Term and such other resources for the remainder of the Research Term as are reasonably necessary to conduct such Enanta Research Activities and achieve the goals of the Research Program; provided, that, Enanta shall not be required to commit FTEs to the Research Program prior to the Approval Date.

3.3.3 Compliance. Each Party shall perform its obligations under each Research Plan in good scientific manner and in compliance in all material respects with all Applicable Laws. With respect to each activity performed under the Research Plan that will or could reasonably be expected to be submitted to a Regulatory Authority in support of a Regulatory Filing or Drug Application Approval, the Party performing such activity shall comply in all material respects with the regulations and guidance of the FDA that constitute Good Laboratory Practice or Good Manufacturing Practice or, if and as appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any Regulatory Authority in any country or region in the Territory. Each Party shall be solely responsible for paying the salaries and benefits of its employees and consultants conducting its activities under the Research Plan.

3.3.4 Cooperation. Scientists at Enanta and Abbott shall cooperate in the performance of the Research Program and, subject to the terms of this Agreement and any confidentiality obligations to Third Parties, shall exchange such data, information and materials as is reasonably necessary for the other Party to perform its obligations under the Research Plan.

3.4 Records.

3.4.1 Record Keeping.

(a) Research Program Records. Each Party shall maintain records of its activities under the Research Program in sufficient detail, in good scientific manner and otherwise in a manner that reflects all work done and results achieved in the performance of the Research Program. Subject to Article 7, each Party shall provide the other Party with access during normal business hours and upon reasonable advance notice to inspect and copy such records to the extent reasonably required for the performance of the requesting Party’s obligations and exercise of its rights under this Agreement.

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(b) Record Keeping Policies. Without limiting the generality of Section 3.4.1(a), each Party agrees to maintain a policy that requires its employees and consultants to record and maintain data and information developed during the Research Program in standard laboratory notebooks that are dated and corroborated by non-inventors on a regular, contemporaneous basis and otherwise in a manner designed to establish the earliest date of invention or reduction to practice.

3.5 Reports. The Parties shall keep the JSC regularly informed of the progress of the Research Program and shall present to the JSC all data and results generated from such efforts. Without limiting the generality of the foregoing, each Party shall, at least once each Calendar Quarter during the Research Program Term, provide: (a) reports to the JSC in reasonable detail regarding the status of its activities under such Research Program; (b) advise the JSC of its identification of any Compound or Abbott Compound it reasonably determines should be Developed as a Candidate and provide the JSC with any supporting data applicable to such Compound or Abbott Compound so as to enable the JSC to determine whether such Compound or Abbott Compound should be approved by the JSC as a Candidate; and (c) provide such additional information that it has in its possession as may be reasonably requested from time to time by the JSC.

3.6 Selection of Candidates. Within [*****] after its receipt of each report from a Party pursuant to Section 3.5(b) identifying a Compound or Abbott Compound which such Party determines be Developed as a Candidate, the JSC shall (i) review such supporting data and information using standards and criteria to be developed by the JSC, and (ii) if it determines that a Candidate has been identified, notify the Parties in writing of such determination (each, a “Candidate Designation”). Upon the issuance by the JSC of a Candidate Designation for a Compound or Abbott Compound, (a) such Compound or Abbott Compound shall be deemed to be a Candidate for purposes of this Agreement and (b) the Parties shall, as promptly as possible, prepare and submit to the JSC for its review and, if such Candidate is a Co-Developed Product for its approval, a Development Plan with respect to the Development activities to be conducted with respect to such Candidate. For purposes of clarity, the Parties hereby acknowledge and agree that no Compound or Abbott Compound may be Developed under the Development Program unless and until it is designated as a Candidate by the JSC.

3.7 Supply of Proprietary Materials. From time to time during the Research Program Term, either Party (a “Transferring Party”) may supply the other Party (a “Recipient Party”) with Proprietary Materials of the Transferring Party for use in the Research Program. In connection therewith, each Recipient Party hereby agrees that: (a) it shall not use such Proprietary Materials for any purpose other than exercising its rights or performing its obligations hereunder; (b) it shall use such Proprietary Materials only in compliance with all Applicable Laws; (c) it shall not transfer any such Proprietary Materials to any Third Party without the prior written consent of the Transferring Party, except as expressly permitted hereby; (d) it shall not acquire any right, title or interest in or to such Proprietary Materials as a result of such supply by the Transferring Party; and (e) upon the expiration or termination of the Research Program Term, it shall, if and as instructed by the Transferring Party, either destroy or return any such Proprietary Materials that are not the subject of the grant of a continuing license hereunder.

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3.8 Research Program Term. Subject to Section 11.2.1, the Research Program may be extended (a) for an additional period of one (1) year by Abbott by providing not less than six (6) months’ prior written notice to Enanta and (b) for one (1) or more periods of one (1) year each thereafter by either Party providing not less than six (6) months’ prior written notice to the other Party, subject to the Parties reaching mutual agreement on all of the terms and conditions applicable to any such extension. In the event this Agreement is terminated prior to the end of the Research Program Term, the effective date of termination of the Research Program Term shall be the same date as the termination of this Agreement.

4.	DEVELOPMENT AND COMMERCIALIZATION

4.1 Development of Candidates.

4.1.1 Development Plans. A Development Plan and budget for each Candidate for the balance of the Calendar Year during which the Compound or Abbott Compound is designated by the JSC as a Candidate shall be prepared by Abbott and submitted to the JSC promptly after the designation of such Compound or Abbott Compound as provided in Sections 2.1.4(h) and 3.6. Thereafter, for each Calendar Year during the Development Program, an updated Development Plan and budget for each Candidate shall be prepared by Abbott and submitted to the JSC as provided in Section 2.1.4(a) or (b), as applicable. To the extent JSC approval is required, the Parties shall manage the preparation of each Development Plan and budget in a manner designed to obtain such JSC approval no later than [*****] prior to the end of the then-current Calendar Year. Each Development Plan and amendment thereto shall: (a) set forth (i) the Development objectives, activities, priorities, timelines, budget and resources for the Calendar Year covered by the Development Plan with reasonable specificity, (ii) the Development objectives and activities to be performed for each Calendar Year period covered by the Development Plan with reasonable specificity, broken down by Calendar Quarters, (iii) the Party that shall be responsible for performing such activities, (iv) a timeline for such activities and (v) the expected Development Costs over such Calendar Year; and (b) be consistent with the other terms of this Agreement.

4.1.2 Responsibility for the Development of Candidates. Unless otherwise set forth in any Development Plan; Abbott shall have the sole right and responsibility for all aspects of the Development of Candidates in accordance with the applicable Development Plan in the Territory, including, without limitation, (a) the conduct of: (i) all IND-enabling non-clinical studies for Candidates; and (ii) all activities related to the conduct of human clinical trials (including, without limitation, Phase I Clinical Trials, Phase II Clinical Trials and Phase III Clinical Trials), including the manufacture of all clinical trial materials, (b) making all Regulatory Filings for Candidates and filing all Drug Approval Applications and otherwise seeking all Regulatory Approvals for Candidates, as well as all correspondence and communications with Regulatory Authorities regarding such matters, subject in each case to Section 4.5.5, and (c) reporting all Adverse Events to Regulatory Authorities, if and to the extent required by Applicable Laws. Abbott shall own all Regulatory Filings and Drug Approval Applications for Candidates, subject to Section 11.3.

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4.2 Commercialization of Products.

4.2.1 Marketing and Sales Plans. Within [*****] of the Initiation of a Phase III Clinical Trial with respect to each Candidate, Abbott shall prepare and provide to the JSC for its review a Marketing and Sales Plan for each Candidate, and approval, if such Marketing and Sales Plan pertains to a Co-Developed Product. Thereafter, for each Calendar Year during the Term, the Marketing and Sales Plan for each Candidate or Product, as the case may be, shall be updated by Abbott and submitted to the JSC for its approval in accordance with Section 2.1.4(a) or (b), as applicable. Each update to the Marketing and Sales Plan shall set forth: (a) the Commercialization objectives and activities to be performed for the Calendar Year covered by the Marketing and Sales Plan with reasonable specificity; (b) the manufacturing scale-up, formulating and filing requirements for each Candidate or Product, as the case may be, to be performed for the Calendar Year with reasonable specificity: and (c) a timeline for such activities.

4.2.2 Responsibility for Commercialization of Products. Subject to the exercise by Enanta of a Co-Development and Profit Share Option and unless otherwise set forth in any Marketing and Sales Plan, Abbott shall have the sole right and responsibility for all aspects of the Commercialization of Products, in accordance with the applicable Marketing and Sales Plan in the Field. Without limiting the foregoing, Abbott shall have the sole right and responsibility for (a) the conduct of: (i) all activities relating to the manufacture and supply of Products (including all required process development and scale up work with respect thereto); and (ii) all pre-marketing, marketing, promotion, FDA DDMAC interactions, sales, distribution, import and export activities (including securing reimbursement, sales and marketing and conducting any post-marketing trials or post-marketing safety surveillance or maintaining databases), subject to the oversight of the JSC and (b) for: (i) subject to Section 4.5.5, making all Regulatory Filings for Candidates and filing all Drug Approval Applications and otherwise seeking all Regulatory Approvals for Products, as well as all correspondence and communications with Regulatory Authorities regarding such matters; (ii) reporting all Adverse Events to Regulatory Authorities if and to the extent required by Applicable Laws; and (iii) subject to making the Co-Development Payments to Enanta for Co-Developed Products contemplated by Section 6.4.1(b). Abbott shall own all Regulatory Approvals for Products, subject to Section 11.3.

4.2.3 Manufacture and Supply of Products. Abbott shall be responsible for manufacturing or having manufactured through Third Party contract manufacturers, any materials (including, without limitation, all Candidates) as may be required for all pre-clinical and clinical studies necessary to obtain Regulatory Approval of Products and any materials and quantities of each Candidate as may required for all pre-clinical and clinical studies applicable to such Candidates.

4.3 Development and Commercialization Diligence. Abbott shall use Commercially Reasonable Efforts during the Term to Develop Candidates and Commercialize

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Products in the Field and in the Territory. Without limiting the foregoing, Abbott shall seek Regulatory Approvals for, and Commercialize, each Product in all of the Major Market Countries and in every other country in the Territory identified in the Marketing and Sales Plan. If Enanta at any time believes that Abbott is not meeting its diligence obligations pursuant to this Section 4.3, Enanta may give written notice to Abbott requesting written justification, in the form of detailed reasons, that would support the proposition that Abbott is meeting such diligence obligations. In such event, Abbott shall provide such written justification to Enanta within [*****] after such notice is given. In the event that Enanta does not receive such justification within such [*****] period or does not agree with such justification, then Enanta shall have the right, in its sole discretion, to pursue a declaration of breach and seek available remedies under Section 11.3.6 or any or all other rights or remedies that it may have under this Agreement, at law or in equity.

4.4 Compliance. Each Party shall perform its obligations under each Development Plan in good scientific manner and under each Marketing and Sales Plan using Commercially Reasonable Efforts, and both in compliance in all material respects with all Applicable Laws; provided that with respect to each activity performed under a Development Plan and under a Marketing and Sales Plan that will or would reasonably be expected to be submitted to a Regulatory Authority in support of a Regulatory Filing or Drug Approval Application, such Party shall comply in all material respects with, if and as applicable, the regulations and guidance of the FDA that constitute Good Laboratory Practice, Good Manufacturing Practice or Good Clinical Practice (or, if and as appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any Regulatory Authority in any country or region in the Territory).

4.5 Reports; Information; Updates.

4.5.1 Development Reports. Abbott shall keep the JSC regularly informed of the progress of its efforts to Develop Compounds in the Field and in the Territory. Without limiting the generality of the foregoing, Abbott shall, at least once per Calendar Quarter, provide the JSC with reports in reasonable detail regarding the status of all pre-clinical IND-enabling studies and activities (including toxicology and pharmacokinetic studies), clinical trials and other activities conducted under each Development Plan, together with summary data and results and raw data made available if requested for each such pre-clinical IND-enabling study or activity, clinical trial and such additional information that it has in its possession as may be reasonably requested from time to time by the JSC.

4.5.2 Commercialization Reports. Abbott shall keep the JSC regularly informed of the progress of its efforts to Commercialize Products in the Field and in the Territory. Without limiting the generality of the foregoing, Abbott shall provide Enanta with semi-annual written updates to each Marketing and Sales Plan, which shall (a) summarize Abbott’s efforts to Commercialize Products, (b) identify the Regulatory Filings and Drug Approval Applications with respect to Candidates that Abbott or any of its Affiliates or Sublicensees have filed in the prior twelve (12) month period or reasonably expect to make in the following twelve (12) month period, (c) identify the Regulatory Approvals with respect to Products that Abbott or any of its Affiliates or Sublicensees have obtained in the prior twelve

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(12) month period or reasonably expect to obtain in the following twelve (12) month period, and (d) summarize all clinical and other data generated by Abbott with respect to Products. In addition, Abbott shall provide such additional information that it has in its possession as may be reasonably requested from time to time by the JSC regarding the Commercialization of any Product.

4.5.3 Supply of Products for Development and Commercialization. Abbott shall be solely responsible, at its sole cost for manufacturing or having manufactured through Third Party contract manufacturers, any and all Products for Commercialization. For purposes of clarification, manufacturing costs for Co-Developed Products are referenced in Sec. 1.37 “Development Costs” and Schedule 6 “Cost of Goods”.

4.5.4 Adverse Event Reports. Within ninety (90) days after the date of this Agreement, the Parties shall enter into an agreement to initiate a process for the exchange of adverse event safety data in a mutually agreed format, including, but not limited to, post-marketing spontaneous reports received by the Party or its Affiliates in order to monitor the safety of the Product and to meet reporting requirements with any applicable Regulatory Authority.

4.5.5 Preparation and Review of Regulatory Filings and Correspondence.

(a) Preparation of Drug Approval Applications. Abbott shall consult with Enanta in good faith in the preparation of all Drug Approval Applications for Candidates. Abbott shall consider all comments of Enanta in good faith, taking into account the best interests of the Collaboration and of the Development of the applicable Candidate and Commercialization of the corresponding Product on a global basis.

(b) Regulatory Meetings; Review of Regulatory Filings and Correspondence. Abbott shall use Commercially Reasonable Efforts to provide Enanta with at least [*****] advance notice of any key meetings with the FDA or other Regulatory Authority regarding a Drug Approval Application relating to, or Regulatory Approval for, any Candidate or Product, as the case may be, and provide Enanta with material related to such meeting. Enanta may elect to send one (1) individual reasonably acceptable to Abbott to participate as an observer (at Enanta’s sole cost and expense) in meetings with the FDA. In addition, Abbott shall provide Enanta with initial IND filings or Drug Approval Applications sufficiently in advance of submission so that Enanta may review and comment on the substance of such Regulatory Filing or other document or correspondence. In addition, Abbott shall promptly provide Enanta with copies of any FDA milestone meetings or NDA labeling discussions pertaining to any Candidate or Product. If Enanta has not commented on such Regulatory Filing or other document or correspondence within [*****] after it is provided to Enanta, then Enanta shall be deemed to have no comments on such Regulatory Filing or other documents or correspondence. Abbott shall consider all comments of Enanta in good faith, taking into account the best interests of the Collaboration and of the Development of the applicable Candidate or Commercialization of the corresponding Product on a global basis.

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For a Co-Developed Product, Abbott shall notify Enanta of any material communication with any Regulatory Authority regarding drug approval, drug labeling, or safety matters and shall promptly provide copies of any material document or other material correspondence received from any Regulatory Authority.

4.6 Product Recalls. In the event that any Regulatory Authority issues or requests a recall or takes similar action in connection with a Co-Developed Product, or in the event a Party reasonably believes that an event, incident or circumstance has occurred that may result in the need for a recall, market withdrawal or other corrective action regarding a Co-Developed Product, such Party shall promptly advise the other Party thereof by telephone or facsimile. Following such notification, Abbott shall decide and have control of whether to conduct a recall or market withdrawal (except in the event of a recall or market withdrawal mandated by a Regulatory Authority, in which case it shall be required) or to take other corrective action in any country and the manner in which any such recall, market withdrawal or corrective action shall be conducted; provided that Abbott shall keep Enanta regularly informed regarding any such recall, market withdrawal or corrective action. Abbott shall bear all expenses of any such recall, market withdrawal or corrective action (including, without limitation, expenses for notification, destruction and return of the affected Co-Developed Product and any refund to customers); provided, that, any such expenses shall be allocable as Co-Developed Costs or Commercialization Expenses and shared by the Parties in accordance with Section 5.3.

4.7 Product Labeling. All product labels for Products shall include the names and logos of both Abbott and Enanta, to the extent consistent with the Applicable Laws of any country in which Products are sold.

5.	CO-DEVELOPMENT AND PROFIT SHARE OPTION

5.1 Exercise of Co-Development and Profit Share Option. Enanta shall have the option (the “Co-Development and Profit Share Option”), but not the obligation, to co-develop and share in the profits of any Product in the Co-Development Territory by providing written notice to Abbott at any time during the Co-Development and Profit Share Option Period, which notice shall identify the Compound or Candidate, as the case may be.

5.2 Effect of Exercise. If Enanta exercises the Co-Development and Profit Share Option with respect to a Compound or Candidate, as the case may be, as described in Section 5.1 then: (a) that Compound or Candidate, as the case may be, will thereafter be deemed to be a Co-Developed Product for purposes of this Agreement; (b) the Parties shall prepare and provide to the JSC for its review and approval a Marketing and Sales Plan for such Co-Developed Product within the Co-Development Territory which shall be updated and submitted by the Parties to the JSC not less than annually; (c) Abbott shall provide Enanta, as promptly as possible thereafter, with Abbott’s revised non-binding, good faith estimate of Development Costs it expects to incur with respect to that Co-Developed Product within the Co-Development Territory for each Calendar Quarter for the next five (5) Calendar Years; (d) except with respect to the allocation of Shared Clinical Trial Costs in accordance with Section 5.4, Enanta shall be responsible for the Enanta Co-Development Percentage of all Development Costs applicable to that Co-Developed Product incurred on and after the Co-Development and Profit Share Option Exercise Date within

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the Co-Development Territory; (e) Enanta shall have the right to employ a number of Enanta Representatives to Co-Promote such Co-Developed Product in the Co-Development Territory equal to the Enanta Co-Development Percentage; (f) the Parties shall negotiate a Co-Promotion Agreement for such Co-Developed Product in accordance with Section 5.7; and (g) Enanta shall receive the Enanta Co-Development Percentage of all Operating Income derived from that Co-Developed Product in accordance with Section 6.5.2. The Parties hereby acknowledge and agree that either Party shall have the right to propose the addition of other therapeutically or biologically active ingredients for inclusion with a Co-Developed Product to create a Combination Product. Enanta and Abbott will negotiate in good faith on the terms for the development and commercialization of a Combination Product created from a Co-Developed Product that have not been contemplated in this Agreement.

5.3 Reconciliation and Auditing of Development Costs.

5.3.1 Reconciliation of Development Costs. Within [*****] following the end of each Calendar Quarter following the exercise of the Co-Development and Profit Share Option applicable to a given Co-Developed Product, Abbott shall submit to JSC a written report setting forth in reasonable detail all Development Costs incurred by Abbott over such Calendar Quarter. Within [*****] following the JSC’s receipt of such written reports, the JSC shall prepare and submit to Enanta a written report setting forth in reasonable detail the calculation of the net amount owed by Enanta to Abbott in order to ensure the appropriate sharing of the Development Costs in accordance with the Enanta Co-Development Percentage and the Abbott Co-Development Percentage, respectively. Enanta shall pay the net amount to Abbott within [*****] after the distribution by the JSC of such written report.

5.3.2 Records; Audit Rights. Abbott shall keep and maintain for [*****] complete and accurate records of Development Costs incurred with respect to Co-Developed Products in sufficient detail to allow confirmation of same by Enanta. Enanta shall have the right for a period of [*****] after such Development Cost is reconciled in accordance with Section 5.2 to inspect or audit, or to appoint, at its expense, an independent certified public accountant reasonably acceptable to Abbott to inspect or audit, the relevant records of Abbott and its Affiliates to verify that the amount of such Development Costs was correctly determined. Abbott and its Affiliates shall each make its records available for inspection or audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from Enanta, solely to verify that Development Costs hereunder were correctly determined; provided that Enanta shall not have the right to inspect or audit any Calendar Year [*****]. All records made available for inspection or audit shall be deemed to be Confidential Information of Abbott. The results of each inspection or audit, if any, shall be binding on both Parties. In the event there was an error in the amount of Development Costs reported by Abbott hereunder, (a) if the amount of Development Costs was over-reported, Abbott shall promptly (but in any event no later than [*****] after Abbott’s receipt of the independent accountant’s report so concluding) make payment to Enanta of the over-reported amount and (b) if the amount of Development Costs was underreported, Enanta shall promptly (but in any event no later than [*****] after Enanta’s receipt of the independent accountant’s report so concluding) make payment to Abbott of the underreported amount. Enanta shall bear the full cost of such audit unless such audit discloses

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an over-reporting by Abbott of more than [*****] of the aggregate amount of Development Costs reportable in any Calendar Year, in which case Abbott shall reimburse Enanta for all costs incurred by Enanta in connection with such inspection or audit.

5.4 Allocation of Shared Clinical Trial Costs.

5.4.1 Use of Shared Clinical Trial Data. On and after the date of exercise by Enanta of its Co-Development and Profit Share Option for a Co-Developed Product and continuing for the Term of this Agreement [*****], whichever date is earlier, each Party shall provide written notice to the other Party to the extent it Materially Used any Shared Clinical Trial Data (the “Shared Clinical Trial Notice”).

5.4.2 True- Up of Clinical Trial Costs. Within [*****] of the end of each Calendar Year following the date of the Shared Clinical Trial Notice, each Party shall submit to JSC a written report setting forth in reasonable detail all Shared Clinical Trial Costs incurred by such Party over such Calendar Year. Within [*****] following the JSC’s receipt of such written reports, the JSC shall prepare and submit to each Party a written report setting forth in reasonable detail the calculation of the net amount owed by a Party to the other Party in order to ensure the appropriate sharing of the Shared Clinical Trial Costs [*****]. The net amount payable shall be due within [*****] after receipt of any such accounting.

5.4.3 Data Audit. Promptly following the submission of each Regulatory Filing, and any amendments or supplements thereto, the Party making such submission shall provide a full and complete copy of such filing to the other Party for purposes of determining whether the submitting Party has Materially Used the other Party’s Shared Clinical Trial Data without having paid its applicable Shared Clinical Trial Cost Sharing Percentage associated with such Shared Clinical Trial Data. In the event that a Party Materially Used the other Party’s Shared Clinical Trial Data in such submission, the submitting Party shall immediately pay its applicable Shared Clinical Trial Cost Sharing Percentage to the other Party upon written request by the other Party.

5.5 Roll-Over Payments. If, in any Calendar Quarter, the actual Development Costs incurred by Enanta with respect to a Co-Developed Product for that Calendar Quarter exceeds by greater than [*****] Abbott’s good faith estimate of Development Costs for that Co-Developed Product for that Calendar Quarter, Enanta may, upon written notice to Abbott, delay payment of its share of any such excess until the subsequent Calendar Year (the “Roll-Over Payment”). Enanta shall make the Roll-Over Payment in two (2) equal amounts over the first two (2) consecutive Calendar Quarters of the subsequent Calendar Year.

5.6 [*****].

5.7 Co-Promotion.

5.7.1 Preparation and Execution of Co-Promotion Agreement. As soon as practicable but no later than the date of completion of a Phase III Clinical Trial with respect to a Co-Developed Product, the Parties shall complete and execute a Co-Promotion Agreement (the

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“Co-Promotion Agreement”) which shall provide for the terms applicable to such Co-Promotion and shall conform in all material respects with the terms and conditions set forth in Schedule 5 attached hereto and such additional provisions as are usual and customary for inclusion in a co-promotion agreement between companies in the pharmaceutical industry of comparable sizes to the respective Parties. Such additional terms shall supplement and shall not materially expand, limit or change the terms set forth on Schedule 5. The Parties shall negotiate the Co-Promotion Agreement in good faith and with sufficient diligence as is required to execute and deliver the Co-Promotion Agreement within [*****] of commencing negotiations.

5.7.2 Dispute Resolution. In the event the Parties fail to execute and deliver the Co-Promotion Agreement within the [*****] period described in Section 5.6.1, the Parties shall (a) use reasonable efforts to complete such negotiations and to execute and deliver the Co-Promotion Agreement as soon as possible after such [*****] period and (b) without limiting the generality of the foregoing, after the expiration of such [*****] period, each produce a list of issues on which they have failed to reach agreement and submit its list to the JSC to be resolve in accordance with Section 2.1.6. Notwithstanding the foregoing, the Parties shall, upon the request by either Party during the negotiation period, discuss in good faith whether to enter into an agreement with a Third Party to Co-Promote the Co-Developed Product, in which case, Enanta shall share in the consideration received from such Third Party in accordance with the Enanta Co-Development Percentage.

5.7.3 Co-Promotion Plan. The JDCC shall prepare a Co-Promotion Plan for each Co-Developed Product for the Co-Development Territory which shall include, but not be limited to, (a) demographics and market dynamics, market strategies, and estimated launch date of such Co-Developed Product in the Co-Development Territory, (b) a sales and expense forecast (including at least five (5) years of estimated sales and expenses), manufacturing plans and targeted label claims for such Co-Developed Product in the Co-Development Territory, (c) a marketing plan (including five (5) year advertising and Detailing forecasts and pricing strategies) for such Co-Developed Product in the Co-Development Territory, and (d) a five (5) year budget for such Co-Developed Product for the Co-Development Territory. The Co-Promotion Plan and annual written updates thereto shall be submitted to the JDCC for review by a date to be established by the JDCC, taking into account Abbott’s and Enanta’s annual budget planning calendars, but no later than December 31 of each Calendar Year.

6.	CONSIDERATION AND FUNDING

6.1 Upfront Fee. On the Approval Date, Abbott shall be obligated to pay Enanta a non-refundable, non-creditable fee in the amount of Forty-Four Million Seven Hundred Thousand Dollars (US $44,700,000). [*****] of this fee is payable by wire transfer of immediately available funds on the first business day following the Approval Date. [*****] of this fee is payable by wire transfer on the first anniversary of the first business day following the Approval Date.

6.2 Purchase of Equity; Participation Right. In partial consideration of the rights granted by Enanta to Abbott hereunder, Abbott agrees to purchase from Enanta, and Enanta hereby agrees to issue and sell to Abbott, shares of Series G Preferred Stock, $.001 par value per

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share (the “Shares”), of Enanta for an aggregate purchase price of Twelve Million Five Hundred Thousand Dollars (US $12,500,000). Abbott shall be obligated to make such payment to Enanta on the Approval Date. Such payment is payable by wire transfer of immediately available funds on the first business day following the Approval Date and pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement attached hereto as Exhibit B (the “Stock Purchase Agreement”).

6.3 R&D Funding.

6.3.1 FTE Costs. Beginning on the first day of the third year of the Research Program Term and on the first day of each subsequent Calendar Quarter during the Research Program Term, Abbott shall make a payment equal to [*****] (“Quarterly Research Payment”, which is equal to [*****] per Calendar Year (the “Annual Research Payment”)). For the third year of the Research Program Term (and any subsequent years of the Research Program Term, if extended as per Section 3.8), Enanta shall provide Abbott with an annual reconciliation statement that specifies the actual number of FTEs for that third (and subsequent, if applicable) year of the Research Program Tenn. If, with respect to that third (and subsequent, if applicable) year of the Research Program Term, the FTE Cost attributable to the number of FTEs specified in the annual reconciliation statement for such third (and subsequent, if applicable) year of the Research Program Term is less than the Annual Research Payment for such third (and subsequent, if applicable) year of the Research Program Term, Abbott shall have the right to apply the excess paid by it towards the FTE Cost due to Enanta in subsequent years of the Research Program Teini, if any, until such balance is zero. If the Research Program Term ends before such balance is zero, Enanta will pay such excess payment to Abbott within thirty (30) days after the end of the Research Program Term. If, with respect to that third (and subsequent, if applicable) year of the Research Program Term, the FTE Cost attributable to the number of FTEs specified in the annual reconciliation statement for such third (and subsequent, if applicable) year of the Research Program Term is more than the Annual Research Payment for such third (and subsequent, if applicable) year of the Research Program Term, Enanta shall be solely responsible for such excess FTE Cost.

6.3.2 Research Funding Audit Rights. Enanta shall keep complete and accurate books and financial records pertaining to its costs and expenses of conducting the Research Program, which books and financial records shall be kept in accordance with GAAP and shall be retained by Enanta until [*****] after the end of the Calendar Year to which they pertain. Abbott shall have the right to appoint, at its expense, an independent certified public accountant reasonably acceptable to Enanta to inspect or audit, the books and financial records of Enanta relating to its costs and expenses of conducting the Research Program during any Calendar Year; provided that Abbott shall not have the right to inspect or audit any Calendar Year more than [*****]. All books and financial records made available for inspection or audit shall be deemed to be Confidential Information of Enanta. The results of each inspection or audit, if any, shall be binding on both Parties. In the event there was an error in the amount of FTE Costs reported by Enanta hereunder, (a) if the amount of FTE Costs was over-reported, Enanta shall promptly (but in any event no later than [*****] after Enanta’s receipt of the independent accountant’s report so concluding) make payment to Abbott of the over-reported amount and (b) if the amount of FTE Costs was underreported, Abbott shall promptly (but in any

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event no later than [*****] after Abbott’s receipt of the independent accountant’s report so concluding) adjust its records to reduce the balance of any excess payment by the amount of the under-reported amount. Abbott shall bear the full cost of such audit unless such audit discloses an over-reporting by Enanta of more than [*****] of the aggregate amount of FTE Costs reportable in any Calendar Year, in which case Enanta shall reimburse Abbott for all costs incurred by Abbott in connection with such inspection or audit.

6.4 Milestone Payments.

6.4.1 Milestones.

(a) First Product. Abbott shall make each of the following non-refundable, non-creditable payments to Enanta within thirty (30) days after the occurrence of each of the following milestone events for the first Candidate or Product, as the case may be, that is not a Co-Developed Product (the “Initial Product”):

Milestone Event	Milestone Payment
Successful Completion of Phase Ib/IIa Clinical Study	$40 million

[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

(b) Additional Products. To the extent that one (1) or more additional Candidates or Products, as the case may be, are Developed and Commercialized following receipt of Commercialization Regulatory Approval of the first Product, Abbott shall make each of the following non-refundable, non-creditable payments to Enanta within thirty (30) days after the occurrence of each of the following milestone events for each additional Product that is not a Co-Developed Product (each, an “Additional Product”):

[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

(c) First Co-Developed Product. In lieu of the payments to be made by Abbott pursuant to Section 6.4.1(a), Abbott shall make each of the following non-refundable, non-creditable payments to Enanta within thirty (30) days after the occurrence of each of the following milestone events in the event the first Candidate or Product, as the case may be, is a Co-Developed Product (the “Initial Co-Developed Product”):

Milestone Event	Milestone Payment
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

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Notwithstanding the foregoing, in the event that Enanta exercises a Co-Development and Profit-Share Option with respect to a Candidate or Product, as the case may be, the milestone payments applicable under this Section 6.4.1(c) shall be reduced in the aggregate by [*****] for the first to occur of (i) filing of the first Regulatory Filing for such Co-Developed Product in the European Union, (ii) the first Commercialization Regulatory Approval in Japan received for such Co-Developed Product and (iii) the first Commercialization Regulatory Approval in the European Union received for such Co-Developed Product. The forgoing reduction shall only apply to the Initial Co-Developed Product.

(d) Additional Co-Developed Products. In lieu of the payments to be made by Abbott pursuant to Section 6.4.1(b), to the extent that one (1) or more Co-Developed Products are Developed and Commercialized following receipt of Commercialization Regulatory Approval of the first Product, regardless of whether the first Product is an Initial Product or an Initial Co-Developed Product, Abbott shall make each of the following non-refundable, non-creditable payments to Enanta within thirty (30) days after the occurrence of each of the following milestone events for each additional Co-Developed Product (each, an “Additional Co-Developed Product”):

[*****]	[*****]
[*****]	[*****]

6.4.2 Milestone Payments and Notices. Abbott shall provide Enanta with prompt written notice upon each achievement of a milestone event set forth in Section 6.4.1, which notice shall include a description of the applicable milestone event. In the event that, notwithstanding the fact that Abbott has not given such a notice, Enanta believes any such milestone event has occurred, it shall so notify Abbott in writing and shall provide to Abbott data, documentation or other information that supports its belief. Any dispute under this Section 6.4.2 that relates to whether a milestone event has been achieved shall be referred to the JSC to be resolved in accordance with Section 2.1.6. In the event Abbott proceeds to the next stage of Development for a Candidate, any milestone payments that were not paid for any prior stages of Development that are otherwise applicable to such Candidate, shall also be due and payable. For example, if a Phase IIb Clinical Trial is initiated without payment of the Successful Completion of Phase Clinical Study, then the Successful Completion of Phase Ib/IIa Clinical Study will be deemed to have occurred and will be paid in full upon payment of the milestone payable upon the submission of the first NDA filing.

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6.5	Payment of Royalties; Operating Income Payments; Sublicense Income Payments; Accounting and Records.

6.5.1 Payment of Royalties.

(a) Payment of Royalties. Abbott shall pay Enanta a royalty based on Annual Net Sales of each Royalty-Bearing Product commencing with the Calendar Year (or partial Calendar Year) in which the First Commercial Sale of such Royalty-Bearing Product occurs and ending upon the expiration of the Royalty Term for such Royalty-Bearing Product, at the following rates (such royalty payments, the “Royalty Payments”):

Annual Net Sales	Royalty Rate
Up to (but not including) [*****]	[*****]

Equal to or greater than [*****] and up to (but not including) [*****]	[*****]

Equal to or greater than [*****] and up to (but not including) [*****]	[*****]

Equal to or greater than [*****] and up to (but not including) [*****]	[*****]

Equal to or greater than [*****]	[*****]

For example, if Annual Net sales of a Royalty-Bearing Product were [*****], the royalty payment would be [*****].

(b) Offsets for Third Party Payments. In the event Abbott, in order to practice the license granted to it under Section 8.2.1 of this Agreement in any country in the applicable portion of the Territory in which royalties are payable as provided in Section 6.5.1, is required to and actually makes royalty payments to any Third Party (“Third Party Payments”) in order to obtain a license to an issued patent or patents in the absence of which the Compound portion of the Royalty Bearing Product could not legally be researched, Developed, manufactured, imported, sold, exported, or otherwise exploited in such country (as evidenced, to the extent reasonably requested by Enanta, by an opinion of patent counsel), then the royalties payable to Enanta for such Royalty-Bearing Product under this Agreement with respect to such country may be reduced by [*****] of the amount of such Third Party Payments. Notwithstanding the foregoing, (i) [*****], and (ii) such reductions shall in no event reduce the royalty that would otherwise be payable for such Royalty-Bearing Product under Section 6.5.1 with respect to such country by more than [*****] of the amount otherwise payable with respect to Net Sales of such Royalty-Bearing Product in such country.

(c) No Patent Coverage. Notwithstanding Section 6.5.1(a), if any Royalty-Bearing Product is sold in a country and is not covered by a Valid Claim of the Licensed Patent Rights, Abbott Patent Rights or Joint Patent Rights in such country, the royalty rate in such country shall be reduced by [*****] of the rates set forth above, continuing until the last

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day of the Royalty Term with respect to such Royalty-Bearing Product; provided, that, in the event the royalty rate on a Royalty-Bearing Product is reduced in a country under this Section 6.5.1(c) and is subsequently covered by a Valid Claim under the Licensed Patent Rights, Abbott Patent Rights or Joint Patent Rights in such country, (i) the full royalty rates otherwise applicable under Section 6.5.1(a) shall be reinstated for the remainder of the Royalty Term, and (ii) for any period of time that the royalty rate on a Royalty-Bearing Product is reduced but a pending patent application exists which subsequently results in such Valid Claim, Abbott shall make a one-time payment to Enanta in an amount equal to the difference between (A) the amounts that would have been payable under full royalty rates applicable under Section 6.5.1(a) during such time, and (B) amounts that were paid under the royalty rates applicable under this Section 6.5.1(c) during such time.

(d) Generic Products. In the event one or more Third Parties sell a Generic Product (as defined below) in a country in which a Royalty-Bearing Product is then being sold, then, during the period in which sales of the Generic Product by such Third Parties in the aggregate are equal to at least [*****] of Abbott’s volume-based or revenue-based market share of the Royalty-Bearing Product in such country (as measured by prescriptions or other similar information available in such country), all applicable royalties in effect with respect to such Royalty-Bearing Product in such country as specified in Section 6.4.1 shall be reduced by [*****]. Notwithstanding the foregoing, Abbott’s obligation to pay royalties at the full royalty rates shall be reinstated on the first day of the Calendar Quarter immediately following the Calendar Quarter in which sales of such Generic Product account for less than [*****] of Abbott’s volume-based or revenue-based market share in such country. For purposes of this Section 6.5.1(d), a “Generic Product” means a pharmaceutical product that (i) is not covered by a Valid Claim under the Licensed Patent Rights, Abbott Patent Rights or Joint Patent Rights in the relevant country, (ii) contains the same active ingredient as a Royalty-Bearing Product and (iii) is bioequivalent to such Royalty-Bearing Product.

(e) Combination Products. For each Royalty-Bearing Product that is a Combination Product, the Parties shall, on a country-by-country basis, agree to an appropriate adjustment to Net Sales to reflect a good faith determination of the relative value of each pharmaceutically active ingredient, based on the estimated fair market value of each such therapeutically or biologically active ingredient, as follows: [*****]. In the case where the Parties are unable to agree on [*****], the Parties shall agree upon an internationally recognized independent certified public accountant who shall make such determination and whose determination shall be final and binding on the Parties.

(f) Know-How Payments. The Parties hereby acknowledge and agree that any royalties that are payable for a Royalty-Bearing Product under 6.5.1 (c) for which no Patent Rights exist shall be in consideration of: (i) Enanta’s expertise and know-how concerning the identification of Compounds in the Field, and its other Compound-related development activities conducted prior to the Effective Date; (ii) the performance by Enanta of the Research Program; (iii) the disclosure by Enanta to Abbott of results obtained in the Research Program; (iv) the licenses granted to Abbott hereunder with respect to Licensed Technology and Joint Technology that are not within the claims of any Patent Rights Controlled by Enanta; (v) the restrictions on Enanta in Section 8.5; and (vi) the “head start” afforded to Abbott by each of the foregoing.

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(g) Payment Dates and Reports. Abbott shall make Royalty Payments within [*****]. All payments shall be made by wire transfer to the credit of such bank account as shall be designated in writing from time to time by Enanta. Abbott shall also provide, at the same time each such payment is made, a report showing: (i) the Net Sales of each Royalty-Bearing Product by country in the Territory; (ii) the basis for any deductions from gross amounts billed or invoiced to determine Net Sales; (iii) the applicable royalty rates for such Royalty-Bearing Product; (iv) the exchange rates used in calculating any of the foregoing; and (v) a calculation of the amount of royalty due to Enanta.

6.5.2 Operating Income Payments. Enanta shall receive from Abbott, in lieu of receiving any Royalty Payments with respect to each Co-Developed Product in the Co-Development Territory, the Enanta Co-Development Percentage of all Annual Operating Income derived from sales of that Co-Developed Product in the Co-Development Territory (such payments, the “Operating Income Payments”) for as long as there are sales by Abbott, its Affiliates and Sublicensees of such Co-Developed Product (the “Co-Development Term”). Within thirty (30) days following the end of each Calendar Quarter commencing on and after the date of First Commercial Sale of each Co-Developed Product, (a) Enanta shall submit to the JSC a statement identifying all Commercialization Expenses and License Fees incurred by it with respect to such Co-Developed Product in the Co-Development Territory and (b) Abbott shall submit to the JSC a statement identifying the Net Sales, Cost of Goods, freight, Third Party Payments, R&D and all Commercialization Expenses incurred by it with respect to such Co-Developed Product. Within forty-five (45) days following the end of the Calendar Quarter, the JSC shall submit to the Parties a written report setting forth in reasonable detail (c) the calculation of Operating Income, determined in accordance with Schedule 6 attached hereto and (d) the calculation of the amount of Operating Income payable to Enanta in accordance with the Enanta Co-Development Percentage for that Co-Developed Product taking into account Enanta’s expenditures for the period. Abbott shall make the Operating Income Payments to Enanta within thirty (30) days following the issuance of such written report.

6.5.3 Sublicense Income Payments. Abbott shall pay Enanta the Applicable Percentage of all Sublicense Income received by Abbott under Sublicense Agreements with respect to Products (“Sublicense Income Payments”). As used herein, the term “Applicable Percentage” shall mean [*****]. Abbott shall make all Sublicense Income Payments within thirty (30) days of the end of the Calendar Quarter commencing with the first Calendar Quarter in which any Sublicense Income is received.

6.5.4 Records; Audit Rights. Abbott and its Affiliates and Sublicensees shall keep and maintain for [*****] from the date of each Royalty Payment, Operating Income Payment and Sublicense Income Payment complete and accurate records of gross sales and Net Sales by Abbott and its Affiliates and Sublicensees of each Product, in sufficient detail to allow Royalty Payments, Operating Income Payments and Sublicense Income Payments to be determined accurately. Enanta shall have the right for a period of [*****] after receiving any such payment to inspect or audit, or to appoint at its expense an independent certified public

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

accountant reasonably acceptable to Abbott to inspect or audit the relevant records of Abbott and its Affiliates and Sublicensees to verify that the amount of such payment was correctly determined. Abbott and its Affiliates and Sublicensees shall each make its records available for inspection or audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from Enanta, solely to verify that Royalty Payments and Sublicense Income Payments were correctly accounted for or determined. Enanta shall not exercise such inspection or audit right [*****]. All records made available for inspection or audit shall be deemed to be Confidential Information of Abbott. The results of each inspection or audit, if any, shall be binding on both Parties. In the event there was an underpayment by Abbott, Abbott shall promptly (but in any event no later than [*****] after Abbott’s receipt of the independent accountant’s report so concluding) make payment to Enanta of any shortfall, together with the interest payment as provided in Section 6.5.5. In the event that there was an overpayment by Abbott, Enanta shall promptly (but in any event no later than [*****] after Enanta’s receipt of the independent accountant’s report so concluding) refund to Abbott the excess amount. Enanta shall bear the full cost of such audit unless such audit discloses an underreporting by Abbott of more than [*****] of the aggregate amount of Royalty Payment or Sublicense Income Payments payable in any Calendar Year, in which case Abbott shall reimburse Enanta for all costs incurred by Enanta in connection with such inspection or audit.

6.5.5 Overdue Royalties, Operating Income Payments and Milestones. All Royalty Payments, Operating Income Payments and Sublicense Income Payments not made within the time period set forth in Section 6.5.1, 6.5.2 and 6.5.3, and all milestone payments not made within the time period specified in Section 6.4.1, shall bear interest at a rate of [*****] percent ([*****]%) per month from the due date until paid in full or, if less, the maximum interest rate permitted by Applicable Laws. Any such overdue Royalty Payment, Sublicense Income Payment, Operating Income Payment or milestone payment shall, when made, be accompanied by, and credited first to, all interest so accrued.

6.5.6 Withholding Taxes. All payments made by Abbott hereunder shall be free and clear of any taxes, duties, levies, fees or charges except for applicable withholding taxes, if any. Abbott shall make any applicable withholding payments due from Enanta on its behalf and shall promptly thereafter provide Enanta with written documentation of any such payment sufficient to enable Enanta to satisfy the requirements of the United States Internal Revenue Service with regard to an application for a foreign tax credit for such payment.

6.5.7 Foreign Currency Exchange. All Royalty Payments, Operating Income Payments and Sublicense Income Payments shall be payable in full in United States Dollars, regardless of the countries in which sales are made. For the purpose of computing Net Sales for Products sold in any currency other than United States Dollars, the quarterly Royalty Payment will be calculated as follows:

(A/B) × C= United States Dollars Royalty Payment on Net Sales sold in any currency other than United States Dollars during a Calendar Quarter, where

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Asterisks denote such omission.

A= foreign “Net Sales” (as defined above) in such Calendar Quarter expressed in such foreign currency;

B= foreign exchange conversion rate, expressed in local currency of the foreign country per United States Dollar (using, as the applicable foreign exchange rate, the average of the monthly average rates for that Calendar Quarter as published by Bloomberg, and if Bloomberg is not available then another similar third party source); and

C= the royalty rate(s) applicable to such Net Sales under this Agreement.

6.6 No Other Compensation. The Parties hereby agree that the terms of this Agreement and the Stock Purchase Agreement fully define all consideration, compensation and benefits, monetary or otherwise, to be paid, granted or delivered by each Party to the other Party in connection with the transactions contemplated herein. Neither Party has previously paid or entered into any other commitment to pay, whether orally or in writing, any employee of the other Party, directly or indirectly, any consideration, compensation or benefits, monetary or otherwise, in connection with the transactions contemplated herein.

6.7 [*****].

7.	TREATMENT OF CONFIDENTIAL INFORMATION; PUBLICITY; NON-SOLICITATION

7.1 Confidentiality.

7.1.1 Confidentiality Obligations. Enanta and Abbott each recognizes that the other Party’s Confidential Information constitutes highly valuable assets of such other Party. Enanta and Abbott each agrees that, subject to Section 7.1.2, during the Term and for an additional five (5) years thereafter, it will not disclose or use, and will cause its Affiliates and sublicensees not to disclose or use, any Confidential Information of the other Party, except as expressly permitted hereunder. In fulfilling its obligations of confidentiality under this Article 7, each Party shall take such action, and shall cause its Affiliates and sublicensees to take such action, to preserve the confidentiality of the other Party’s Confidential Information as such Party would customarily take to preserve the confidentiality of its own Confidential Information.

7.1.2 Limited Disclosure. Enanta and Abbott each agrees (a) that disclosure of its Confidential Information or any transfer of its Proprietary Materials may be made by the other Party to any employee, consultant, director or Affiliate of such other Party to enable such other Party to exercise its rights or to carry out its responsibilities under this Agreement; provided that any such disclosure or transfer shall only be made to Persons who are bound by written obligations as described in Section 7.1.3, and (b) disclosure of its Confidential Information may be made by the other Party (1) on a need-to-know basis to such other Party’s legal and financial advisors, or (ii) as reasonably necessary in connection with an actual or potential (A) permitted sublicense of such other Party’s rights hereunder, (B) debt or equity financing of such other Party or (C) Change of Control involving such other Party, provided, in any case, the Person receiving such Confidential Information of the other Party agrees in writing to maintain the confidentiality

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of such Confidential Information of the other Party with terms at least as restrictive as those contained in Section 7.1.1. In addition, each Party agrees that the other Party may disclose such Party’s Confidential Information (a) as reasonably necessary to file, prosecute or maintain Patent Rights, or to file, prosecute or defend litigation related to Patent Rights, in accordance with this Agreement or (b) as required by Applicable Laws; provided that, in the case of any disclosure under this clause (b), the Disclosing Party shall (i) provide the other Party with written notice not less than five (5) business days prior to such disclosure and provide the other Party with an opportunity to comment on any such required disclosure, (ii) if requested by such other Party, seek, or cooperate in all reasonable respects with such other Party’s efforts to obtain, confidential treatment or a protective order with respect to any such disclosure to the extent available at such other Party’s expense, and (iii) use good faith efforts to incorporate the comments of such other Party in any such disclosure or request for confidential treatment or protective order.

7.1.3 Employees and Consultants. Enanta and Abbott each represents that all of its employees and consultants, and all of the employees and consultants of its Affiliates or sublicensees, who participate in the activities of the Collaboration or have access to Confidential Information of the other Party are or will, prior to their participation or access, be bound by written obligations to maintain such Confidential Information in confidence and not to use such information except as expressly permitted hereunder. Each Party agrees to use, and to cause its Affiliates and sublicensees to use, reasonable efforts to enforce such obligations.

7.2 Publicity. The Parties acknowledge that the terms of this Agreement constitute Confidential Information of each Party and may not be disclosed except as permitted by Section 7.1.2. Notwithstanding anything to the contrary in Section 7.1, the Parties, after approval of this Agreement by the Abbott Board, Abbott’s Chief Executive Officer and the Enanta Board and agreement by both Parties, shall file the press release attached hereto as Exhibit C (the “Initial Press Release”) and, once the Initial Press Release is disclosed by either Party, then either Party may make subsequent public disclosure of the specific contents of such press release without further approval of the other Party. Thereafter, except as may be required by Applicable Laws, neither Party shall publish, present or otherwise disclose publicly any material related to the Research Program, the Development of a Candidate or the Commercialization of a Product without the prior written consent of the other Party; provided, that notwithstanding the foregoing, (a) either Party shall be permitted to publish such material in scientific journals or present such material at scientific conferences in accordance with Section 7.3, (b) Abbott shall control interactions with the FDA DDMAC regarding publicity of marketed products, as provided in Section 4.2.2, and (c) Abbott and Enanta agree that it shall not unreasonably withhold, condition or delay its consent to any request by the other Party to publish, present or otherwise announce publicly developments in the Research Program, the Development of Candidates or the Commercialization of Products.

7.3 Publications and Presentations. The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publication or dissemination of results of the activities hereunder. Except as required by Applicable Laws, each Party agrees that it shall not publish or present, or permit to be published or presented, the results of the Research Program, the Development of a Candidate or the Commercialization of a Product, including, but not limited to, studies or clinical trials carried out by such Party as part of

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

the Collaboration, without the prior review by and the approval of the JSC in accordance with Section 2.1. Each Party shall provide to the JSC the opportunity to review any of the submitting Party’s proposed abstracts, manuscripts or presentations (including information to be presented verbally) which relate to the Research Program, the Development of a Candidate or the Commercialization of a Product at least [*****] prior to its intended presentation or submission for publication, and such submitting Party agrees, upon written request from the TSC within such [*****] period, not to submit such abstract or manuscript for publication or to make such presentation until the other Party is given up to [*****] from the date of such written request to seek appropriate patent protection for any material in such publication or presentation which the JSC reasonably believes is patentable. Once such abstracts, manuscripts or presentations have been reviewed by the JSC, the same abstracts, manuscripts or presentations do not have to be provided again to the JSC for review for a later submission for publication. Each Party also shall have the right to require that its Confidential Information that is disclosed in any such proposed publication or presentation be deleted prior to such publication or presentation. In any permitted publication or presentation by a Party, the other Party’s contribution shall be duly recognized, and co-authorship shall be determined in accordance with customary industry standards.

7.4 Prohibition on Solicitation. Without the written consent of the other Party, neither Party nor its Affiliates shall, for a period of [*****] from the Approval Date, solicit (directly or indirectly) any employee of the other Party or its Affiliates who participated in the Research Program at any time. This provision shall not restrict either Party or its Affiliates from advertising employment opportunities in any manner that does not directly target the other Party or its Affiliates.

8.	LICENSE GRANTS; EXCLUSIVITY

8.1 Research Licenses.

8.1.1 Enanta Grant. Enanta hereby grants to Abbott and its Affiliates during the Research Term a non-exclusive, royalty-free, worldwide license, with the limited right to grant sublicenses as provided in Section 8.3.1(a), under Enanta Technology, Enanta Patent Rights, Licensed Patent Rights and Enanta’s interest in Joint Technology and Joint Patent Rights for the sole purpose of conducting Abbott Research Activities under the Research Program in accordance with the Research Plan.

8.1.2 Abbott Grant. Abbott hereby grants to Enanta and its Affiliates during the Research Term, a non-exclusive, royalty-free, worldwide license, with the limited right to grant sublicenses as provided in Section 8.3.1(b), under Abbott Technology, Abbott Patent Rights and Abbott’s interest in Joint Technology and Joint Patent Rights for the sole purpose of conducting Enanta Research Activities under the Research Program in accordance with the Research Plan.

8.2 Development and Commercialization Licenses.

8.2.1 Enanta Grant. Enanta hereby grants to Abbott during the Term an exclusive, royalty-bearing license, including the right to grant sublicenses as provided in Section 8.3,

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under Enanta Technology, Enanta Patent Rights, Licensed Patent Rights and Enanta’s interest in Joint Technology and Joint Patent Rights, for the sole purpose of Developing Candidates and Commercializing Products in the Field in the Territory; provided, that, Enanta shall retain such rights as may be necessary to Develop and Commercialize Co-Developed Products in the Field and in the Co-Development Territory.

8.2.2 Abbott Grants.

(a) Commercialization License. Abbott hereby grants to Enanta during the Term a co-exclusive (together with Abbott), royalty-free, fully paid license, without the right to grant sublicenses, under Abbott Technology, Abbott Patent Rights and Abbott’s interest in Joint Technology and Joint Patent Rights for the sole purpose of Developing and Commercializing Co-Developed Products in the Field in the Co-Development Territory.

(b) Abbott Improvements. Subject to Section 8.5, Abbott hereby grants to Enanta a co-exclusive (together with Abbott), fully paid, royalty-free license, including the right to grant sublicenses, under Abbott’s interest in Abbott Improvements to develop, make, have made, use, sell, have sold, offer for sale, import, have imported, export and have exported, and otherwise exploit for all uses in the Field, any product that is not a Compound, Candidate or Product.

8.3 Right to Sublicense.

8.3.1 Research Licenses.

(a) Abbott Right to Sublicense. Abbott shall have the right to grant sublicenses under the license granted to it under Section 8.1.1 solely to Third Party subcontractors engaged by Abbott to perform designated support functions related to the conduct of Abbott Research Activities under the Research Program and the Development of Candidates under the Development Program; provided however, that (i) Abbott shall obtain the prior approval of the JSC to each sublicense grant; (ii) Abbott shall remain responsible for the satisfactory accomplishment of such work in accordance with the teuus and conditions of this Agreement; and (iii) each such subcontractor shall enter into a written agreement binding such subcontractor to the obligations Abbott has to Enanta under this Agreement (and containing such other provisions as are normal and customary for similar types of agreements).

(b) Enanta Rights to Sublicense. Enanta shall have the right to grant sublicenses under the license granted to it under Section 8.1.2 solely to Third Party subcontractors engaged by Enanta to perform designated support functions related to the conduct of Enanta Research Activities under the Research Program; provided however, that (i) Enanta shall obtain the prior approval of the JSC to each sublicense grant; (ii) Enanta shall remain responsible for the satisfactory accomplishment of such work in accordance with the terms and conditions of this Agreement; and (iii) each such subcontractor shall enter into a written agreement binding such subcontractor to the obligations Enanta has to Abbott under this Agreement (and containing such other provisions as are normal and customary for similar types of agreements).

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8.3.2 Commercialization License. Abbott shall have the right to grant sublicenses under the license granted to it under Section 8.2.1 to any Affiliate of Abbott and to any Third Party with respect to any Product, other than any Co-Developed Product in the Co-Development Territory after which time Enanta has exercised its Co-Development and Profit Share Option with respect to such Co-Developed Product; provided, that: (a) it shall be a condition of any such sublicense that such Sublicensee agrees to be bound by all terms of this Agreement applicable to the Development of Candidates and the Commercialization of Products in the Field in the Territory (including, without limitation, Article 7); (b) Abbott shall provide written notice to Enanta of any such proposed sublicense at least thirty (30) days prior to such execution; and (c) Abbott shall not be relieved of any of its obligations pursuant to this Agreement as a result of such sublicense.

8.4 No Other Rights. Abbott shall have no rights to use or otherwise exploit Enanta Technology, Enanta Patent Rights or Enanta Materials, and Enanta shall have no rights to use or otherwise exploit Abbott Technology, Abbott Patent Rights or Abbott Materials, in each case, except as expressly set forth herein.

8.5 Exclusivity.

8.5.1 Enanta.

(a) Exclusivity. During the Research Term, and thereafter during the remainder of the Term for so long as a Candidate or Product is being actively Developed or Commercialized, respectively, for use in the Field, Enanta shall not, and shall cause each of its Affiliates to not: (a) conduct any activity, either on its own, or with, for the benefit of, or sponsored by any Third Party, that is designed to research, Develop or Commercialize any Compound or any Candidate or Product derived therefrom for use in the Field; (b) grant any license or other rights to any Third Party to utilize any Technology or Patent Rights Controlled by Enanta or any of its Affiliates for the express purpose of researching, Developing or Commercializing any Compound or Candidate or Product derived therefrom for use in the Field; or (c) in-license from any Third Party any Technology or Patent Rights Controlled by such Third Party, for the express purpose of researching, Developing or Commercializing any Compound or any Candidate or Product derived therefrom for use in the Field, except in any case as is necessary to advance the Research Program, the Development Program or the Commercialization of Products as set forth herein. Without limiting the generality of the foregoing, there shall be no restriction on Enanta hereunder with regard to (y) the use of Abandoned Compounds outside the Field during the Term or (b) the use of Abandoned Compounds, whether within or outside of the Field, after the expiration of the Term.
(b) Exclusivity Exception. Notwithstanding anything to the contrary in this Agreement, Section 8.5.1(a) shall not be deemed to restrict or prevent Enanta from conducting any activity under that certain License and Option Agreement dated as of May 4, 2005 by and between Enanta and Chiron Corporation.

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8.5.2 Abbott.

(a) Exclusivity. During the Research Term, and thereafter during the remainder of the Term for so long as a Candidate or Product is being actively Developed or Commercialized, respectively, for use in the Field, Abbott shall not, and shall cause each of its Affiliates to not: (a) conduct any activity, either on its own, or with, for the benefit of, or sponsored by any Third Party, that is designed to research, Develop or Commercialize any Compound or any Candidate or Product derived therefrom for use in the Field; (b) grant any license or other rights to any Third Party to utilize any Technology or Patent Rights Controlled by Abbott or any of their respective Affiliates for the express purpose of researching, Developing or Commercializing any Compound or any Candidate or Product derived therefrom for use in the Field; or (c) in-license from any Third Party any Technology or Patent Rights Controlled by such Third Party, for the express purpose of researching, Developing or Commercializing any Compound or any Candidate or Product derived therefrom for use in the Field, except in any case as is necessary to advance the Research Program, the Development Program or the Commercialization of Products as set forth herein and as described in Section 8.5.2(b).

(b) Exclusivity Exception. Notwithstanding anything to the contrary in this Agreement, Section 8.5.2(a) shall not be deemed to restrict or prevent Abbott from entering into non-exclusive license agreements with Third Parties with respect to the use of [*****], Abbott shall (i) provide Enanta with written notice of such license grant and (ii) pay Enanta a royalty equal to [*****] of all royalty payments received by Abbott under such license agreement for a co-formulation of an Additional Compound in each country in the Territory in which a Product is then being Commercialized, commencing with the Calendar Year (or partial Calendar Year) in which the First Commercial Sale of such Additional Compound occurs and ending upon the date on which the Product or the Additional Product is no longer being Commercialized in such country.

9.	INTELLECTUAL PROPERTY RIGHTS

9.1 Disclosure of Program Inventions. Each of Enanta and Abbott shall promptly provide the other Party, through the Patent Coordinators (as defined in Section 9.5), with written notice concerning all Program Inventions that are conceived or reduced to practice by employees or consultants of such Party or its Affiliates, alone or jointly with employees or consultants of the other Party or its Affiliates or any Third Party.

9.2 Enanta Intellectual Property Rights. Enanta shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all Enanta Technology and Enanta Patent Rights.

9.3 Abbott Intellectual Property Rights. Abbott shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all Abbott Technology and Abbott Patent Rights,

9.4 Joint Technology Rights. Abbott and Enanta shall jointly own all Joint Technology and Joint Patent Rights, subject to the rights of, and the licenses granted to, each Party hereunder.

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9.5 Patent Coordinators. Enanta and Abbott shall each appoint a patent coordinator reasonably acceptable to the other Party (each, a “Patent Coordinator”), who shall serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement. Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party.

9.6 Inventorship. In case of a dispute between Enanta and Abbott over inventorship, such dispute shall be resolved by application of United States patent law by patent counsel selected by the JSC who (and whose firm) is not at the time of the dispute, and was not at any time during the five (5) years prior to such dispute, performing services for either of the Parties. The Parties shall share equally the expenses of such patent counsel.

10.	FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS

10.1 Patent Filing, Prosecution and Maintenance. Subject to the foregoing, the responsibility for filing, prosecuting and maintaining Patent Rights shall be as follows:

10.1.1 Licensed Patent Rights. Subject to Section 10.1.3, Enanta, acting through patent counsel or agents of its choice, shall be solely responsible, at its sole cost and expense, for the preparation, filing, prosecution and maintenance of the Licensed Patent Rights. In accordance with Section 10.1.5, Enanta will collaborate with Abbott on the preparation, filing and prosecution of the Licensed Patent Rights worldwide by providing Abbott with copies of any substantive office actions and setting up meetings with respective Patent Coordinators to discuss strategies and responses.

10.1.2 Enanta Patent Rights. Enanta, acting through patent counsel of its choice, shall be responsible, at its sole cost and expense, for the preparation, filing, prosecution and maintenance of all Enanta Patent Rights.

10.1.3 Abbott Patent Rights. Abbott, acting through patent counsel of its choice, shall be responsible, at its sole cost and expense, for the preparation, filing, prosecution and maintenance (a) of all Abbott Patent Rights and (b) commencing on the date of receipt of Commercialization Regulatory Approval with respect to a Product and continuing for the remainder of the applicable Royalty Term, of any Licensed Patent Rights that contain one or more claims that cover such Product.

10.1.4 Joint Patent Rights. The JSC shall determine the jurisdictions within the Territory in which patent applications will be filed with respect to Joint Patent Rights and the Party that shall be responsible for the preparation, filing, prosecution and maintenance of Joint Patent Rights. The Parties will share equally all expenses incurred by the filing Party for the preparation, filing, prosecution and maintenance of such Joint Patent Rights.

10.1.5 Information and Cooperation. Each filing Party shall (a) regularly provide the other Party with copies of all patent applications filed hereunder and other material submissions and correspondence with the patent offices, in sufficient time to allow for review and comment by the other Party and (b) provide the other Party and its patent counsel with an

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opportunity to consult with the filing Party and its patent counsel regarding the filing and contents of any such application, amendment, submission or response. The filing Party hereby agrees that the advice and suggestions of the other Party and its patent counsel shall be taken into reasonable consideration by the filing Party and its patent counsel in connection with each filing. Each Party shall, upon request from the filing Party and at the filing Party’s sole cost, reasonably cooperate with the filing Party in connection with such patent filing activities.

10.1.6 Abandonment. If either Party decides to expressly abandon or to allow to purposely lapse any of the Patent Rights covering any Program Inventions in any country or region in the Territory that specifically cover any Compound, Candidate or Product or specifically cover the manufacture or formulation or the delivery or use of a Compound, Candidate or Product in the Field, such Party shall inform the other Party of such decision promptly and, in any event, so as to provide the other Party a reasonable amount of time to meet any applicable deadline to establish or preserve such Patent Rights in such country or region. The other Party shall have the right to assume responsibility for continuing the prosecution of such Patent Rights in such country or region and paying any required fees to maintain such Patent Rights in such country or region or defending such Patent Rights, in the latter case only at the other Party’s sole expense, through patent counsel or agents of its choice. The Party taking over the responsibility will not become an assignee of any such Patent Rights as a result of such Party’s assumption of any such responsibility. Upon transfer of a Party’s responsibility for prosecuting, maintaining and defending any of the Patent Rights to the other Party under this Section 10.1.6, the transferring Party shall promptly deliver to the other Party copies of all necessary files related to the Patent Rights with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for the other Party to assume such prosecution, maintenance and defense.

10.2 Legal Actions.

10.2.1 Third Party Infringement.

(a) In General.

(i) Notice. In the event either Party becomes aware of (A) any possible infringement of any Licensed Patent Rights, Enanta Program Patent Rights or Abbott Program Patent Rights through the Development of a Candidate or the Commercialization of a Product, or (B) the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act for a product that includes a Compound, Candidate or a Product (each, an “Infringement”), that Party shall promptly notify the other Party and provide it with all details of such Infringement of which it is aware (each, an “Infringement Notice”).

(ii) Licensed Patent Rights. Both Abbott and Enanta shall have the unilateral right to enforce any and all Licensed Patent Rights on any Product following the First Commercial Sale of such Product. All costs, including, without limitation, attorneys’ fees, relating to such legal proceedings or other action shall be borne by the party enforcing such rights. In the event such an Infringement relates to any Licensed Patent Rights on any Compound, Candidate or Product prior to the First Commercial Sale of such Product, Enanta

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shall have the first right (not the obligation) to enforce such claim with respect to such Infringement. All costs, including, without limitation, attorneys’ fees, relating to such legal proceedings or other action shall be borne by Enanta. If Enanta does not take or initiate commercially reasonable steps to initiate legal proceedings or take other actions regarding the Infringement within (A) twenty (20) days from any Infringement Notice in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act, and (B) one hundred twenty (120) days from any Infringement Notice that relates to any other Licensed Patent Rights, then Abbott shall have the right and option to do so at its expense; provided, that Abbott shall not admit the invalidity or unenforceability of any such Licensed Patent Rights without Enanta’s prior written consent.

(iii) Enanta Patent Rights. In the event such an Infringement relates to any Enanta Patent Rights, Enanta shall have the first right and option to initiate legal proceedings or take other actions regarding such Infringement by reasonable steps. All costs, including, without limitation, attorneys’ fees, relating to such legal proceedings or other action shall be borne by Enanta. If Enanta does not take or initiate commercially reasonable steps to initiate legal proceedings or take other actions regarding the Infringement (A) within ten (10) days from any Infringement Notice if the Infringement relates to a Product being Commercialized by Abbott; (B) (twenty (20) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act); and (C) one hundred twenty (120) days for any other Infringement, then in each such case, Abbott shall have the right and option to do so at its expense.

(iv) Abbott Patent Rights. In the event such an Infringement relates to any Abbott Patent Rights, Abbott shall have the first right and option to initiate legal proceedings or take other actions regarding such Infringement by reasonable steps. All costs, including, without limitation, attorneys’ fees, relating to such legal proceedings or other action shall be borne by Abbott. If Abbott does not take or initiate commercially reasonable steps to initiate legal proceedings or take other actions regarding the Infringement within thirty (30) days from any Infringement Notice (or twenty (20) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act), then Enanta shall have the right and option to do so at its expense.

(v) No Settlement. Neither Party shall settle any Infringement claim or proceeding under Sections 10.2.1(a)(iii) or (iv) or 10.2.1(b) without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(vi) Representation. Each Party shall have the right to be represented by counsel that it selects in any legal proceedings or other action instituted under Sections 10.2.1(a)(iii) or (iv) or 10.2.1(b) by the other Party. If a Party with the right to initiate legal proceedings under Section 10.2.1 regarding an Infringement lacks standing to do so and the other Party has standing to initiate such legal proceedings, then the Party with standing shall initiate such legal proceedings at the request and expense of the other Party.

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(b) Joint Patent Rights. In the event of an Infringement of a Joint Patent Right, the Parties shall enter into discussions as to whether to initiate legal proceedings or take other actions regarding the Infringement. Unless otherwise agreed by the Parties: (i) each Party shall bear an equal share of the cost of any action, suit or proceeding instituted under this Section 10.2.1(b); and (ii) all amounts recovered shall be allocated pursuant to Section 10.2.1(e). If the Parties are unable to determine whether and how to institute an action, suit or proceeding for infringement of any such Joint Patent Right, either Party shall have the right to prosecute such Infringement, in which event that Party shall bear all of the expense and be entitled to retain all amounts that it recovers.

(c) Right to Representation. Each Party shall have the right to participate, and be represented by counsel that it selects, in any legal proceedings or other action instituted under this Section 10.2.1 by the other Party. If a Party with the right to initiate legal proceedings under Section 10.2.1 regarding an Infringement lacks standing to do so and the other Party has standing to initiate such legal proceedings, then the Party with standing shall initiate such legal proceedings at the request and expense of the other Party.

(d) Cooperation. In any action, suit or proceeding instituted under this Section 10.2.1, the Parties shall cooperate with and assist each other in all reasonable respects. Upon the reasonable request of the Party instituting such action, suit or proceeding, the other Party shall join therein and shall be represented using counsel of its own choice, at the requesting Party’s expense.

(e) Allocation of Recoveries. Any amounts recovered by either Party pursuant to actions under Sections 10.2.1(a)(iii) or (iv) or 10.2.1(b) with respect to any Infringement through the development or sale of a Compound or Product, whether by settlement or judgment, shall be allocated in the following order: (i) first, to reimburse Enanta and Abbott for their reasonable out-of-pocket expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses); and (ii) then, to Enanta and Abbott in the same proportion as Abbott’s historic profits on Net Sales of the Product or Products affected by the Infringement bears to Abbott’s historic royalties hereunder in respect of such Net Sales, in each case as determined in good faith.

10.2.2 Defense of Claims. In the event that any action, suit or proceeding is brought against either Party or any Affiliate or sublicensee of either Party alleging the infringement of the Technology or Patent Rights of a Third Party by reason of the conduct of the Research Program, the Development Program or the Commercialization of any Product: (a) Abbott shall have the obligation to defend such action, suit or proceeding at its sole expense; (b) Enanta shall have the right to separate counsel at its own expense in any such action, suit or proceeding; and (c) the Parties shall cooperate with each other in all reasonable respects in any such action, suit or proceeding. If such action, suit or proceeding relates to a Co-Developed Product in the Co-Development Territory, the cost and expense of the above shall be used to calculate Development Costs for that Co-Developed Product. Each Party shall provide the other Party with prompt written notice of the commencement of any such suit, action or proceeding, or of any allegation of infringement of which such Party becomes aware, and shall promptly furnish the other Party with a copy of each communication relating to the alleged infringement that is

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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received by such Party. Nothing in this Section 10.2.2 shall affect the right of Enanta to defend itself in any such action, suit or proceeding. Abbott shall not compromise, settle or otherwise dispose of any such suit, action or proceeding that involves the use of Enanta Patent Rights, without Enanta’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

10.3 Trademark Prosecution. Abbott, at is sole expense, shall be responsible for the filing, prosecution, defense and maintenance before all trademark offices of the Product Trademarks.

11.	TERM AND TERMINATION

11.1 Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the end of the Research Program Term and, if Abbott is Developing a Candidate or Commercializing a Product arising out of the Research Program, thereafter until (a) such time as Abbott is no longer Developing a Candidate for use in the Field and in the Territory or (b) if, as of the time Abbott is no longer Developing any Candidates, Abbott is Commercializing a Product, until such time as all Royalty Terms for all Products and all Co-Development Terms for all Co-Developed Products have ended, unless earlier terminated in accordance with the provisions of this Article 11 (the “Term”).

11.2 Termination. This Agreement may be terminated at any time by either Party, or by the Party specified, as follows:

11.2.1 Unilateral Right to Terminate. Abbott may terminate this Agreement at any time by giving written notice to Enanta not less than [*****] prior to any anniversary of the Approval Date.

11.2.2 Termination for Breach. Either Party may terminate this Agreement by providing written notice to the other Party, and such termination will be effective [*****] after the written notice, if the other Party commits a material breach of this Agreement unless the other Party has cured the asserted material breach during such [*****] period. If the breach has been cured prior to expiration of the [*****] cure period, the notice of termination will be void. In lieu of seeking termination of this Agreement, the Party asserting the material breach may seek compensatory damages and/or equitable relief as a remedy of an uncured material breach by the other Party. Notwithstanding the foregoing, a material breach by a Party shall not give rise to the termination right under this Section 11.2.2 to the extent such material breach arises from a Force Majeure event described in Section 14.12; provided, that the Party allegedly breaching the Agreement shall have the burden of demonstrating the occurrence of the Force Majeure event.

11.2.3 Termination for Insolvency. In the event either Party files for protection under the bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within sixty (60) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party. In connection therewith, all rights and licenses

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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granted under this Agreement are, and shall be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(56) of the United States Bankruptcy Code.

11.3 Consequences of Termination of Agreement. In the event this Agreement is terminated pursuant to Section 11.2, the following provisions shall apply, as applicable:

11.3.1 Termination by Abbott Pursuant to Section 11.2.1. If this Agreement is terminated by Abbott pursuant to Section 11.2.1, the following provisions shall apply:

(a) If Abbott terminates the Agreement prior to the first anniversary of the first business day following the Approval Date, it shall make a [*****] time payment to Enanta of [*****] to complete the Upfront Fee as provided in Section 6.1;

(b) the licenses granted to Abbott pursuant to Sections 8.1.1 and 8.2.1 shall terminate upon the effective date of such termination;

(c) Abbott shall be deemed to have granted to Enanta, on and after the date of termination, (i) a non-exclusive, perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Abbott Program Technology and Abbott Patent Rights and (ii) an exclusive (even as to Abbott), perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Abbott’s interest in Joint Technology and Joint Patent Rights, in either case, to Develop and have Developed Candidates resulting from Compounds and Abbott Compounds, other than Abbott Compounds listed on Schedule 1, and Commercialize Products derived from such Candidates;

(d) all exclusivity obligations of Enanta under Section 8.5.1 shall terminate upon the effective date of such termination and Enanta shall thereafter have the right to Develop Candidates and Commercialize Products for any and all uses within the Field;

(e) each Party shall promptly return all Confidential Information of the other Party that is not subject to a continuing license hereunder; provided that each Party may retain one (1) copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder;

(f) upon request of Enanta, Abbott shall promptly, and in any event within sixty (60) days after Enanta’s request: (i) transfer to Enanta all right, title and interest in and to all Product Trademarks and registrations thereof, if any; (ii) transfer to Enanta all of its right, title and interest in all Regulatory Filings, Drug Approval Applications and Regulatory Approvals then in its name applicable to any Candidate or Product, and all material aspects of Confidential Information Controlled by it as of the date of termination relating to Regulatory Filings, Drug Approval Applications and Regulatory Approvals; provided that Enanta shall as of the date of such transfer, assume all obligations and liabilities associated with such Regulatory Filings, Drug Approval Applications and Regulatory Approvals; (iii) notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer;

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(iv) provide Enanta with copies of all correspondence between Abbott and such Regulatory Authorities relating to such Regulatory Filings, Drug Approval Applications and Regulatory Approvals; (v) unless expressly prohibited by any Regulatory Authority, transfer control to Enanta of all clinical trials of any Candidate or Product being conducted as of the effective date of termination, and upon such transfer Enanta shall assume all obligations and liabilities associated with continuing such clinical trials; (vi) assign (or cause its Affiliates to assign) to Enanta all agreements with any Third Party with respect to the conduct of clinical trials for any Candidate or Product including, without limitation, agreements with contract research organizations, clinical sites and investigators, unless expressly prohibited by any such agreement (in which case Abbott shall cooperate with Enanta in all reasonable respects to secure the consent of such Third Party to such assignment); (vii) provide Enanta with all supplies of any Candidate or Product in the possession of Abbott or any Affiliate or contractor of Abbott; and (viii) provide Enanta with copies of all reports and data generated or obtained by Abbott or its Affiliates pursuant to this Agreement that relate to any Candidate or Product that has not previously been provided to Enanta; and

(g) if Abbott has manufactured, is manufacturing or having manufactured any Candidate or Product or any intermediate thereof as of the effective date of termination: (i) Abbott shall, if requested by Enanta, supply Enanta with its requirements for all such Candidate or Product and intermediate for up to [*****] following such termination [*****]; and (ii) within sixty (60) days after Enanta’s request, Abbott shall provide to Enanta or its designee all information in its possession with respect to the manufacture of each such Candidate, Product or intermediate.

11.3.2 Termination by Enanta Pursuant to Section 11.2.2. If this Agreement is terminated by Enanta pursuant to Section 11.2.2, the following provisions shall apply:

(a) the licenses granted to Abbott pursuant to Sections 8.1.1 and 8.2.1 shall terminate upon the effective date of such termination;

(b) Abbott shall be deemed to have granted to Enanta, on and after the date of termination, (i) a non-exclusive, perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Abbott Program Technology and Abbott Patent Rights with respect to Abbott Program Technology and (ii) an exclusive (even as to Abbott), perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Abbott’s interest in Joint Technology and Joint Patent Rights, in either case, to Develop and have Developed Candidates resulting from Compounds and Abbott Compounds, other than Abbott Compounds listed on Schedule 1, and Commercialize Products derived from such Candidates;

(c) all exclusivity obligations of Enanta under Section 8.5.1 shall terminate upon the effective date of such termination and Enanta shall thereafter have the right to Develop Candidates and Commercialize Products for any and all uses within the Field;

(d) each Party shall promptly return all Confidential Information of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one (1) copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder;

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(e) upon request of Enanta, Abbott shall promptly, and in any event within sixty (60) days after Enanta’s request: (i) transfer to Enanta all right, title and interest in and to all Product Trademarks and registrations thereof, if any; (ii) transfer to Enanta all of its right, title and interest in all Regulatory Filings, Drug Approval Applications and Regulatory Approvals then in its name applicable to any Candidate or Product, and all material aspects of Confidential Information Controlled by it as of the date of termination relating to Regulatory Filings, Drug Approval Applications and Regulatory Approvals; provided that Enanta shall as of the date of such transfer, assume all obligations and liabilities associated with such Regulatory Filings, Drug Approval Applications and Regulatory Approvals; (iii) notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer; (iv) provide Enanta with copies all correspondence between Abbott and such Regulatory Authorities relating to such Regulatory Filings, Drug Approval Applications and Regulatory Approvals; (v) unless expressly prohibited by any Regulatory Authority, transfer control to Enanta of all clinical trials of any Candidate or Product being conducted as of the effective date of termination, and upon such transfer Enanta shall assume all obligations and liabilities associated with continuing such clinical trials; (vi) assign (or cause its Affiliates to assign) to Enanta all agreements with any Third Party with respect to the conduct of clinical trials for any Candidate or Product including, without limitation, agreements with contract research organizations, clinical sites and investigators, unless expressly prohibited by any such agreement (in which case Abbott shall cooperate with Enanta in all reasonable respects to secure the consent of such Third Party to such assignment); (vii) provide Enanta with all supplies of any Candidate or Product in the possession of Abbott or any Affiliate or contractor of Abbott; and (viii) provide Enanta with copies of all reports and data generated or obtained by Abbott or its Affiliates pursuant to this Agreement that relate to any Compound or Product that has not previously been provided to Enanta; and

(f) if Abbott has manufactured, is manufacturing or having manufactured any Candidate or Product or any intermediate thereof as of the effective date of termination: (i) Abbott shall, if requested by Enanta, supply Enanta with its requirements for all such Candidate or Product and intermediate for up to [*****] following such termination [*****], and (ii) within sixty (60) days after Enanta’s request, Abbott shall provide to Enanta or its designee all information in its possession with respect to the manufacture of each such Candidate, Product or intermediate.

11.3.3 Termination by Abbott Pursuant to Section 11.2.2. If this Agreement is terminated by Abbott pursuant to Section 11.2.2, the following provisions shall apply:

(a) Abbott shall continue to have the licenses set forth in Sections 8.1.1 and 8.2.1 to Develop Candidates being Developed by Abbott as of the effective date of termination, if any, and to Commercialize Products being Commercialized by Abbott as of the effective date of termination, if any, and to Commercialize Products that were Candidates at the time of termination, subject to a determination by the neutral in ADR of the level at which the milestone payments and Royalty Payments continue, it being understood by the Parties that

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the milestone payments and royalty rates set forth in this Agreement shall be modified with respect to a given Candidate or Product only to the extent the ADR determines that the material breach that resulted in the termination by Abbott of this Agreement materially affected the Development of such Candidate and/or the Commercialization of such Product.

(b) all rights (including, without limitation, the Co-Development and Profit Share Option) and licenses granted to Enanta pursuant to Article 5 and Sections 8.1.2 and 8.2.2 shall terminate upon the effective date of such termination;

(c) Enanta shall be deemed to have granted to Abbott, on and after the date of termination, (i) a non-exclusive, perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Enanta Program Technology and Enanta Patent Rights and (ii) an exclusive (even as to Enanta), perpetual, fully-paid, worldwide, royalty-free license, with the rights to sublicense, under Enanta’s interest in Joint Technology and Joint Patent Rights, in either case, to Develop and have Developed Candidates and Commercialize Products derived from such Candidates;

(d) all exclusivity obligations of Abbott under Section 8.5.2 shall terminate upon the effective date of such termination and Abbott shall thereafter have the right to Develop Candidates and Commercialize Products for any and all uses within the Field; and

(e) each Party shall promptly return all Confidential Information of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one (1) copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder.

11.3.4 Termination by Enanta Pursuant to Section 11.2.3. If Enanta terminates this Agreement pursuant to Section 11.2.3, to the extent not prohibited by Applicable Laws, the provisions of Section 11.3.1 shall apply to such termination.

11.3.5 Termination by Abbott Pursuant to Section 11.2.3. If Abbott terminates this Agreement pursuant to Section 11.2.3, to the extent not prohibited by Applicable Laws, the provisions of Section 11.3.3 shall apply to such termination.

11.3.6 Breach of Compound or Product Diligence. If after Enanta followed the procedure set forth in Section 11.2.2 for asserting a breach of contract and Abbott does not cure its breach for failure to use Commercially Reasonable Efforts to Develop a Candidate or Commercialize a Product in any Major Market Country, then Enanta shall have the right, in its sole discretion upon ten (10) days written notice to Abbott, to designate such Candidate or Product as a Abandoned Compound. In such event:

(a) the licenses granted to Abbott under Section 8.2 of this Agreement to Commercialize such Product shall terminate upon the effective date of such reversion;

(b) subject to the other terms of this Agreement, Abbott shall be deemed to have granted to Enanta and its Affiliates (i) an exclusive, royalty-free, paid-up,

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worldwide license, with the right to grant sublicenses, under Abbott Patent Rights and Abbott’s interest in Joint Patent Rights that would be infringed by the making, using in the Field, importing or selling of such Abandoned Compound (or, for purposes of clarity, a Product derived therefrom) in the absence of a license to research, develop, make, have made, use, offer for sale, distribute for sale, sell, import and have imported Abandoned Compounds in the Field and (ii) a non-exclusive, royalty-free, paid-up, worldwide license, with the right to grant sublicenses, under Abbott Technology and Abbott’s interest in Joint Technology to research, develop, have developed, make, have made, use, distribute for sale, sell, offer for sale, import and have imported such Abandoned Compound in the Field, subject in each case to the restrictions on Enanta pursuant to Section 8.5.1;

(c) upon request of Enanta, Abbott shall promptly, and in any event within sixty (60) days after Enanta’s request: (i) grant to Enanta an exclusive, worldwide, royalty-free, paid-up license under all Product Trademarks applicable to such Product, if any; (ii) provide Enanta with access to, and grant Enanta the right and license to use and to reference, all Regulatory Filings and Regulatory Approvals then in its name applicable to the Commercialization of such Product and all material aspects of Confidential Information Controlled by it as of the date such Compound or Product relating to such Regulatory Filings and Regulatory Approvals is designated as a Abandoned Compound; (iii) provide Enanta with copies of all correspondence between Abbott and such Regulatory Authorities relating to such Regulatory Filings and Regulatory Approvals; (iv) assign to Enanta all agreements between Abbott and any Third Party with respect to the conduct of clinical trials for such Product, including, without limitation, agreements or contracts with contract research organizations, clinical sites and investigators, unless expressly prohibited by any such agreement; and (v) provide Enanta with copies of all reports and data obtained by Abbott or its Affiliates pursuant to this Agreement that relate to the Commercialization of such Product; and

(d) if Abbott has manufactured, is manufacturing or is having manufactured such Product or any intermediate of such Product as of the date such Candidate or Product is designated as a Abandoned Compound, upon request of Enanta, (i) Abbott shall supply Enanta with its requirements of such Product or intermediate for up to twenty-four (24) months following such removal at a transfer price equal to Abbott’s Cost of Goods for the supply of such Product or intermediate plus fifteen percent (15%), and (ii) Abbott shall provide to Enanta or its designee all information in its possession with respect to the manufacture of such Product.

11.4 Surviving Provisions. Termination or expiration of this Agreement for any reason shall be without prejudice to:

(a) the rights and obligations of the Parties provided in Sections 5.3.2, 6.3.2, 6.4, 6.5, 6.6, 6.7, 11.3, 11.4 and Articles 7, 12, 13 and 14 (including all other Sections or Articles referenced in any such Section or Article and including Article 1), all of which shall survive such termination;

(b) any other rights or remedies provided at law or equity which either Party may otherwise have.

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12.	REPRESENTATIONS AND WARRANTIES

12.1 Mutual Representations and Warranties. Enanta and Abbott each represents and warrants to the other, as of the Effective Date, as follows:

12.1.1 Organization. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.

12.1.2 Authorization. Upon receipt of the approval by the Abbott Board and Abbott’s Chief Executive Officer, the execution and delivery of this Agreement and the performance by Abbott of the transactions contemplated hereby will have been duly authorized by all necessary corporate action. Upon receipt of the approval by the Enanta Board and Enanta’s Chief Executive Officer, the execution and delivery of this Agreement and the performance by Enanta of the transactions contemplated hereby will have been duly authorized by all necessary corporate action.

12.1.3 No Violations. The transactions contemplated hereby and the performance by it of the transactions contemplated hereby will not violate (a) such Party’s certificate of incorporation or bylaws, (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, (c) any requirement of any Applicable Law, or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party.

12.1.4 Binding Agreement. This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions.

12.1.5 No Inconsistent Obligation. It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.

12.2 Additional Representations of Enanta. Enanta further represents and warrants to Abbott, as of the Effective Date, as follows:

12.2.1 [*****].

12.2.2 [*****].

12.2.3 [*****].

12.2.4 [*****].

12.2.5 [*****].

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13.	INDEMNIFICATION

13.1 Indemnification of Abbott by Enanta. Enanta shall indemnify, defend and hold harmless Abbott, its Affiliates, their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (the “Abbott Indemnitees”), against all liabilities, damages, losses and expenses (including reasonable attorneys’ fees and expenses of litigation) (collectively, “Losses”) incurred by or imposed upon the Abbott Indemnitees, or any one of them, as a direct result of any claims, suits, actions, demands or judgments of Third Parties, including, without limitation, personal injury and product liability matters and claims of suppliers and Enanta employees (collectively, “Claims”) arising out of (a) any action by Enanta in the conduct of the Research Program other than any action that is a Disputed Matter and is approved by the JSC as an Abbott Decision pursuant to Section 2.1.6, (b) the Development or Commercialization of a Co-Developed Product, or (c) a breach of any representation or warranty made by Enanta pursuant to Section 12.2; provided that, with respect to any Claim for which Enanta has an obligation to any Abbott Indenmitee pursuant to this Section 13.1 and Abbott has an obligation to any Enanta Indemnitee pursuant to Section 13.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility for the facts underlying the Claim relative to the other Party.

13.2 Indemnification of Enanta by Abbott. Abbott shall indemnify, defend and hold harmless Enanta, its Affiliates, their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (the “Enanta Indemnitees”), against any Losses incurred by or imposed upon the Enanta Indemnitees, or any one of them, as a direct result of any Claims arising out of (a) any action by Abbott in the conduct of the Research Program, (b) the Development (including, without limitation, the conduct of clinical research) by Abbott of any Candidate, or (c) the Commercialization (including, without limitation, the production, manufacture, promotion, import, sale or use by any Person) of any Product that is manufactured or sold by Abbott or by an Affiliate, Sublicensee, distributor or agent of Abbott; provided that with respect to any Claim for which Enanta has an obligation to any Abbott Indemnitee pursuant to Section 13.1 and Abbott has an obligation to any Enanta Indemnitee pursuant to this Section 13.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility for the facts underlying the Claim relative to the other Party.

13.3 Conditions to Indemnification. A Person seeking recovery under this Article 13 (the “Indemnified Party”) in respect of a Claim shall give prompt notice of such Claim to the Party from which recovery is sought (the “Indemnifying Party”) and, provided that the Indemnifying Party is not contesting its obligation under this Article 13, shall permit the Indemnifying Party to control any litigation relating to such Claim and the disposition of such claim; provided that the Indemnifying Party shall (a) act reasonably and in good faith with respect to all matters relating to the settlement or disposition of such Claim as the settlement or disposition relates to Parties being indemnified under Article 13, (b) not settle or otherwise resolve such claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnified Party shall cooperate with the Indemnifying Party in its defense of any such Claim in all reasonable respects and shall have the right to be present in person or through counsel at all legal proceedings with respect to such Claim.

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13.4 Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND EACH PARTY HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEIVIENT.

13.5 No Warranty of Success. Nothing contained in this Agreement shall be construed as a warranty on the part of either Party that (a) the Research Program will yield any Compound or will otherwise be successful, or (b) the outcome of the Research Program or the Development Program will be commercially exploitable in any respect.

13.6 Limited Liability. EXCEPT WITH RESPECT TO INDEMNIFICATION OBLIGATIONS FOR THIRD PARTY CLAIMS SET FORTH IN SECTION 13.1 AND SECTION 13.2, AND EXCEPT WITH RESPECT TO A BREACH OF CONFIDENTIALITY OBLIGATIONS, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR (a) ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING, WITHOUT LIMITATION, LOST PROFITS OR LOST REVENUES, OR (b) COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY OR SERVICES, WHETHER UNDER ANY CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY.

13.7 Insurance. Not later than thirty (30) days before the date on which Abbott or any Affiliate or Sublicensee of Abbott shall, on a commercial basis, make, use, or sell any Products, and at all times thereafter until the expiration of all applicable statutes of limitation pertaining to any such manufacture, marketing, possession, use, sale of other disposition of any Products, Abbott will, at its expense, and Enanta will, at its expense, with respect only to Co-Developed Products, obtain and maintain in full force and effect, comprehensive general liability insurance, including product liability insurance and clinical trial insurance protecting the other Party, subject to Section 13.1 or 13.2, as the case may be, against all claims, obligations, liabilities, and damages, based upon or arising out of actual or alleged bodily injury, personal injury, death, or any other damage to or loss of persons or property, cause by any such manufacture, marketing, possession, use, sale, or other disposition. Notwithstanding the foregoing, Abbott may elect to self-insure with respect to any insurance coverage it is required to obtain hereunder.

14.	MISCELLANEOUS

14.1 Arbitration. In the event of any dispute, difference or question arising between the Parties in connection with this Agreement, the construction thereof, or the rights, duties or liabilities of either Party hereunder, other than any Disputed Matter that is submitted for resolution as provided in Section 2.1.6 (each, an “Arbitration Matter”), the Parties shall initiate an arbitration proceeding to be conducted in accordance with the procedures set forth in Exhibit D attached hereto.

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14.2 Change of Control.

(a) Notice. If either Enanta or Abbott enters into an agreement that results or, if the transaction contemplated thereby is completed, would result in a Change of Control (“Acquired Party”), the Acquired Party shall provide the other Party with prompt written notice describing such Change of Control in reasonable detail (the “Change of Control Notice”). The Change of Control Notice shall be provided by the Acquired Party prior to execution of such agreement, if permitted under Applicable Laws and not prohibited by the terms of any agreement between the Acquired Party and any Third Party (the “Acquiring Party”), and otherwise as soon as practicable thereafter and, in any event, not later than promptly following the consummation of the transaction contemplated by such agreement.

(b) Effect of Change of Control. Notwithstanding any provision hereof, in the event of a Change of Control, the exclusivity obligations of the Acquired Party described in Section 8.5 shall not apply to any compound or product owned or controlled by the Acquiring Party as of the date of consummation of the Change of Control.

14.3 Notices. All notices and communications shall be in writing and delivered personally or by courier providing evidence of delivery or mailed via certified mail, return receipt requested, addressed as follows, or to such other address as may be designated from time to time:

If to Abbott:	If to Enanta:

Abbott Laboratories 100 Abbott Park Road Building AP34, Dept. R50A Abbott Park, IL 60064-3500 Fax: [*****] Attention: [*****]	Enanta Pharmaceuticals, Inc. 500 Arsenal Street Watertown, MA 02472 Tel: [*****] Fax: [*****] Attention: [*****]

With a copy to:	With a copy to:

Abbott Laboratories Building AP6D, D-364 100 Abbott Park Road Abbott Park, IL 60064-3500 Fax: [*****] Attention: [*****]	[*****]

Except as otherwise expressly provided in this Agreement or mutually agreed in writing, any notice, communication or document (excluding payment) required to be given or made shall be deemed given or made and effective upon actual receipt, in each case addressed to a Parties at its address stated above or to such other address as such Party may designate by written notice in accordance with this Section 14.3.

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14.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (USA), without regard to the application of principles of conflicts of law.

14.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

14.6 Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

14.7 Counterparts. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original and both of which, together, shall constitute a single agreement.

14.8 Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms of this Agreement may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party or Parties waiving compliance. The delay or failure of any Party at any time or times to require performance of any provisions shall in no manner affect the rights at a later time to enforce the same. No waiver by any Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

14.9 No Third Party Beneficiaries. Except as set forth in Sections 13.1, and 13.2, no Third Party (including, without limitation, employees of either Party) shall have or acquire any rights by reason of this Agreement.

14.10 Purposes and Scope. The Parties hereto understand and agree that this Collaboration is limited to the activities, rights and obligations as set forth in this Agreement. Nothing in this Agreement shall be construed (a) to create or imply a general partnership between the Parties, (b) to make either Party the agent of the other for any purpose, (c) to alter, amend, supersede or vitiate any other arrangements between the Parties with respect to any subject matters not covered hereunder, (d) to give either Party the right to bind the other, (e) to create any duties or obligations between the Parties except as expressly set forth herein, or (f) to grant any direct or implied licenses or any other right other than as expressly set forth herein.

14.11 Assignment and Successors. Neither this Agreement nor any obligation of a Party hereunder may be assigned by either Party without the consent of the other which shall not be unreasonably withheld, except that each Party may assign this Agreement and the rights, obligations and interests of such Party, in whole or in part, to any of its Affiliates, or subject to Section 14.2(b), to any purchaser of all of its assets and/or all of its assets to which this Agreement relates or to any successor corporation resulting from any merger or consolidation of such Party with or into such corporation.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

14.12 Force Majeure. Neither Abbott nor Enanta shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither Party shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure. In event of such Force Majeure event, the Party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

14.13 Interpretation. The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties and not in a favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

14.14 Integration; Severability. This Agreement and the Existing Agreements are the entire agreement with respect to the subject matter hereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected.

14.15 Further Assurances. Each of Enanta and Abbott agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments, as the other Party may at any time and from time to time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement.

14.16 HSR Filing. Each Party shall, no later than November 30, 2006 (or such later time as the Parties mutually agree in writing), file with the Federal Trade Commission any filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the transactions contemplated hereby. The Parties shall cooperate with each other to the extent necessary in the preparation of any such filing. Each party shall request early termination of such filing by the Federal Trade Commission. Neither Party shall be required in connection with any filing under the HSR Act to commit or agree to any action, to obtain any consents, approvals, permits or authorizations to remove any impediments or to resort to or respond to litigation or to agree to hold separate or divest any business or assets.

Abbott shall be responsible for paying any fees required to be paid to governmental authorities in connection with its filings as a licensee, Enanta shall be responsible for paying any fees associated with its filings as a licensor and each Party shall bear its own expenses, including but not limited to legal fees associated with preparing any such filing, subject to Section 14.17 below.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

14.17 Board Approvals. The obligation of Enanta to effect the transactions contemplated by this Agreement is subject to the receipt of approval by Enanta’s Board of Directors (the “Enanta Board”) and Enanta’s Chief Executive Officer. The obligation of Abbott to effect the transactions contemplated by this Agreement is subject to the receipt of approval by Abbott’s Board of Directors (the “Abbott Board”) and Abbott’s Chief Executive Officer. In the event that such Abbott approvals are not obtained on or before December 8, 2006, (a) Abbott shall reimburse Enanta for any fees or expenses incurred by Enanta in connection with the filing under the HSR Act described in Section 14.16, including but not limited to legal fees associated with preparing such filing, and (b) this Agreement shall be terminated with no further force and effect. Each Party shall provide the other with evidence or certification of its Board of Directors or Chief Executive Officer approval, as applicable, upon request.

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Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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IN WITNESS WHEREOF, The Parties have caused this Agreement, to be executed by their duly authorized representatives.

ENANTA PHARMACEUTICALS, INC.

By:	/s/ Jay R. Luly
Name:	Jay Luly, Ph.D
Title:	President and Chief Executive Officer

ABBOTT LABORATORIES

By:	/s/ William G. Dempsey
Name:	William G. Dempsey
Title:	Executive Vice President, Pharmaceutical
Products Group

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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EXHIBIT A

RESEARCH PLAN

The Research Program will involve the research and development of Enanta’s proprietary HCV protease inhibitor program identified in PCT nos. WO 2005010029 Al; WO 2004/093798 A2; WO 2004/072243 A2; WO 2004 113365 A2 and any HCV protease inhibitors identified by Enanta in the conduct of the Research Program and any other patent applications included in Schedule 4 as part of the Licensed Patent Rights.

Enanta, with input from the JSC, will be primarily responsible for discovery activities including, but not limited to, medicinal chemistry, enzyme, replicon and cytotoxicity assays, and initial metabolism and pharmacokinetic screens associated with the identification of [*****]during the Research Program Term. With approval of JSC, Abbott FTEs may be applied to Candidate identification research to expand scope of chemistry or to otherwise improve the competitive position of the program. Abbott will have primary responsibility for Candidate selection activities including virology, pharmacokinetics, pharmaceutics, metabolism and safety studies needed for the identification of [*****]. Abbott will have primary responsibility for process research, and the planning and execution of all preclinical IND-enabling studies on Candidate compounds.

Abbott personnel will be responsible for preparation of data-summary documentation and presentations necessary to support internal assignment of Abbott resources to support characterization of lead Compounds and IND-enabling pre-clinical research on Candidates.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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EXHIBIT B

FORM OF STOCK PURCHASE AGREEMENT

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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CONFIDENTIAL

SERIES G CONVERTIBLE PREFERRED

STOCK PURCHASE AGREEMENT

by and among

ENANTA PHARMACEUTICALS, INC.

and

THE INVESTORS LISTED ON THE

SCHEDULE OF INVESTORS

attached hereto

Dated [ — ], 20

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SERIES G CONVERTIBLE PREFERRED STOCK

PURCHASE AGREEMENT

THIS SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (“Agreement”) is made as of [ — ], 20    , by and among Enanta Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), the investors named on the Schedule of Investors attached hereto (the “Initial Investors”) and the additional investors added from time to time to the Schedule of Investors in accordance with Section 23 below (the “Additional Investors,” and together with the Initial Investors, the “Investors”).

WHEREAS, the Investors wish to purchase from the Corporation, and the Corporation wishes to sell to the Investors, up to an aggregate of [ — ] shares of the Corporation’s Series G Convertible Preferred Stock, par value $.01 per share (the “Series G Preferred Stock”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

SECTION 1. Fourth Amended and Restated Certificate of Incorporation. On or prior to the date hereof, the Corporation shall have filed with the Secretary of State of the State of Delaware its Fourth Amended and Restated Certificate of Incorporation (the “Restated Certificate”), a copy of which is attached hereto as Exhibit 1 (the Restated Certificate as in effect on the date hereof being hereinafter sometimes also referred to as the “Certificate of Incorporation”), for the purpose of amending the authorized capital stock of the Corporation and setting forth the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, granted to or imposed upon the capital stock of the Corporation or the holders thereof, including the Series G Preferred Stock.

SECTION 2. Purchase and Sale of the Series G Preferred Stock.

2.1 Initial Series G Shares. Subject to the terms and conditions of this Agreement, at the Initial Closing (as defined in Section 3.1), the Corporation agrees to issue and sell an aggregate of [ — ] shares of Series G Preferred Stock (the “Initial Series G Shares”) to the Initial Investors, and each Initial Investor, acting severally and not jointly, agrees to purchase from the Corporation the number of Initial Series G Shares set forth opposite the name of such Initial Investor on the Schedule of Investors under the column heading “Initial Series G Shares,” at a purchase price of $[ — ] per share.

2.2 Additional Series G Shares.

(a) Subject to the terms and conditions of this Agreement, at each Scheduled Additional Closing (as defined in Section 3.2), the Corporation agrees to issue and sell an aggregate of [ — ] shares of Series G Preferred Stock (the “Initial Investor Additional Series G Shares” and, together with the Initial Series G Shares, the “Initial Investor Series G Shares”) to the Initial Investors, and each Initial Investor, acting severally and not jointly, agrees to purchase from the Corporation the number of Initial Investor Additional Series G Shares set forth opposite the name of such Initial Investor on the Schedule of Investors under the column headings “Second Closing Series G Shares,” “Third Closing Series G Shares,” “Fourth Closing Series G Shares” and “Fifth Closing Series G Shares,” all at a purchase price of $[ — ] per share.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(b) The Corporation may issue and sell an aggregate of up to [ — ] shares of Series G Preferred Stock (the “Additional Investor Series G Shares” and, together with the Initial Investor Additional Series G Shares, the “Additional Series G Shares”) to one or more Additional Investors, each of which purchases Additional Investor Series G Shares at or before the date of the first Scheduled Additional Closing and agrees to purchase additional shares of the Additional Investor Series G Shares in proportionate amounts on the same terms as the Initial Investors. Any Additional Investor shall be either (i) an existing stockholder of or an affiliate of an existing stockholder of the Corporation or (ii) a new investor reasonably acceptable to the Corporation with the consent of the Corporation’s Series C-G Directors (as defined in the Restated Certificate). The Initial Investor Series G Shares and the Additional Investor Series G Shares are collectively referred to as the “Series G Shares”.

(c) [The Corporation may, in its discretion, cancel any Additional Closing upon written notice to the Initial Investors and any Additional Investors who had previously agreed to participate in such Additional Closing. In the event the Corporation cancels any Additional Closing, the number of Series G Shares to have been purchased by each Investor at such Additional Closing shall thereafter be added to the number of Series G Shares to be purchased by each Investor at the (next Additional Closing scheduled to take place after such cancelled Additional Closing.)

SECTION 3. Closing.

3.1 Initial Closing. The closing of the sale and purchase of the Initial Series G Shares (the “Initial Closing”) shall take place simultaneously with the execution of this Agreement at the offices of Palmer & Dodge LLP, 111 Huntington Avenue, Boston, Massachusetts, U.S.A., or at such other location as may be agreed upon among the Initial Investors and the Corporation. At the Initial Closing, the Corporation shall issue and deliver to each Initial Investor a certificate or certificates for shares of Series G Preferred Stock, registered in the name of such Initial Investor, in the amount representing the number of Initial Series G Shares being purchased by such Initial Investor at the Initial Closing, against payment by such Initial Investor to the Corporation of the aggregate purchase price therefor in the form of (a) a wire transfer to a bank account designated by the Corporation or (b) such other method of payment as the Corporation, in its sole discretion, may accept.

3.2 Additional Closings. The closing of the sale and purchase of the Additional Series G Shares shall occur at (i) [ — ] additional closings (each, a “Scheduled Additional Closing”) to take place at the offices of Palmer & Dodge LLP, 111 Huntington Avenue, Boston, Massachusetts, U.S.A., or at such other location as may be agreed upon among the Investors participating in such Scheduled Additional Closing, on each of [ — ] and (ii) one or more additional closings (each, an “Additional Investor Additional Closing” and together with the Scheduled Additional Closings, each an “Additional Closing”) to take place no later than December 15, 2005 at the offices of Palmer & Dodge LLP, 111 Huntington Avenue, Boston, Massachusetts, U.S.A., or at such other location as may be agreed upon among the Corporation and the Investors participating in such Additional Investor Additional Closing. At each

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Additional Closing, the Corporation shall issue and deliver to each Investor participating in such Additional Closing a certificate or certificates for shares of Series G Preferred Stock, registered in the name of such Investor, in the amount representing the number of Series G Shares being purchased by such Investor at such Additional Closing, against payment by such Investor to the Corporation of the aggregate purchase price therefor in the form of (a) a wire transfer to a bank account designated by the Corporation or (b) such other method of payment as the Corporation, in its sole discretion, may accept.

SECTION 4. Representations and Warranties of the Corporation. Except as set forth on Schedule 4, the Corporation hereby makes the representations and warranties contained in this Section 4 to the Investors. The information contained on Schedule 4 shall be deemed to be representations and warranties of the Corporation and shall make explicit reference to the particular representation or warranty (by reference to a subsection hereof) as to which exception is taken, provided that the information on Schedule 4 shall qualify as disclosure with respect to other representations or warranties for which the appropriateness of such disclosure is reasonably apparent.

4.1 Organization. The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and lease its properties, to carry on its business as presently conducted and as proposed to be conducted and to carry out the transactions contemplated by the Transaction Documents (as defined in Section 4.22 hereof). The Corporation is duly qualified as a foreign corporation and is in good standing in all such jurisdictions in which the conduct of its business or its ownership or leasing of property requires such qualification.

4.2 Capitalization. The entire authorized capital stock of the Corporation consists of:

(a) [ — ] shares of Corporation’s Common Stock, par value $.01 per share (“Common Stock”), of which (i) 3,794,270 shares have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable; (ii) no shares are held as treasury shares; (iii) 822,830 shares have been reserved for issuance upon exercise of options granted or to be granted under the Corporation’s 1998 Equity Performance Plan (the “Equity Performance Plan”), of which [ — ] shares have been issued as restricted stock or upon the exercise of options granted pursuant to the Equity Performance Plan and are included in the 3,794,270 shares of Common Stock that are issued and outstanding; [ — ] shares are subject to currently outstanding options to purchase Common Stock; and [ — ] shares are reserved for future issuance; (iv) [ — ] shares have been reserved for issuance under the Corporation’s 1995 Equity Incentive Plan (the “1995 Equity Plan”), of which [ — ] shares have been issued as restricted stock or upon the exercise of options granted pursuant to the 1995 Equity Plan, all of which are included in the 3,794,270 shares of Common Stock that are issued and outstanding; [ — ] shares are subject to currently outstanding options to purchase Common Stock; and [ — ] shares are reserved for future issuance; (v) 379,450 shares have been reserved for issuance upon conversion of the Corporation’s Series A Convertible Preferred Stock, par value $.01 per share (“Series A Preferred Stock”); (vi) 187,000 shares have been reserved for issuance upon conversion of the Corporation’s Series B Convertible Preferred Stock, par value $.01 per share (“Series B Preferred Stock”); (vii) 2,563,603 shares have been reserved for issuance upon conversion of the

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Corporation’s Series C Convertible Preferred Stock, par value $.01 per share (“Series C Preferred Stock”) (viii) 116,638 shares have been reserved for issuance upon exercise of certain Common Stock Purchase Warrants dated December 1998 and May and August of 1999; (ix) 7,902,121 shares have been reserved for issuance upon conversion of the Corporation’s Series D Convertible Preferred Stock, par value $.01 per share (“Series D Preferred Stock”), including [ — ] additional shares that have been reserved for issuance as a result of the reduction of the Series D Conversion Price (as defined in the Restated Certificate) to $[ — ] as a result of the deemed issuance and sale by the Corporation of [ — ] shares of Series G Preferred Stock; (x) 161,600 shares have been reserved for issuance upon exercise of certain Common Stock Purchase Warrants dated October 2000 and January and May of 2001; (xi) 21,238,570 shares have been reserved for issuance upon conversion of the Corporation’s Series E Convertible Preferred Stock, par value $.01 per share (“Series E Preferred Stock”) including 2,473,308 shares that have been reserved for issuance upon conversion of the shares of Series E Preferred Stock issuable upon exercise of the warrants to purchase shares of Series E Preferred Stock issued by the Corporation to the holders of Notes issued in March 2002, July, October and November 2003 and March 2004 and to Silicon Valley Bank in December 2002; (xiii) 6,894,966 shares have been reserved for issuance upon conversion of the Corporation’s Series F Convertible Preferred Stock par value $.01 per share (“Series F Preferred Stock”); and [ — ] shares have been reserved for issuance upon conversion of the Series G Preferred Stock;

(b) 379,450 shares of Series A Preferred Stock, all of which have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable;

(c) 187,000 shares of Series B Preferred Stock, all of which have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable;

(d) 2,563,603 shares of Series C Preferred Stock, all of which have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable;

(e) 5,988,334 shares of Series D Preferred Stock, all of which have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable;

(f) 16,158,953 shares of Series E Preferred Stock, of which (i) 14,261,598 shares have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable and (ii) 1,879,715 shares have been reserved for issuance upon exercise of the Series E Preferred Stock Warrants;

(g) 6,894,966 shares of Series F Preferred Stock, all of which have been issued and are outstanding, and are duly authorized, validly issued, fully paid and nonassessable; and

(h) [ — ] shares of Series G Preferred Stock, of which (i) [ — ] shares are being issued at the Initial Closing and immediately thereafter will be issued and outstanding, and will be duly authorized, validly issued, fully paid and nonassessable and will be held of record by the Initial Investors and (ii) [ — ] shares have been reserved for issuance to the Initial Investors and one or more Additional Investors at the Additional Closings and immediately thereafter will be issued and outstanding, and will be duly authorized, validly issued, fully paid and nonassessable and will be held of record by the Investors.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Except as set forth in this Section 4.2 or in the Restated Certificate or the Transaction Documents: (I) there are no outstanding shares of capital stock of the Corporation or warrants, options, agreements, convertible securities, rights or other commitments pursuant to which the Corporation is or may become obligated to issue any shares of its capital stock or other securities of the Corporation; (II) there are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Corporation from the Corporation pursuant to any provision of law, the Certificate of Incorporation or the by-laws, as amended to date, of the Corporation (the “By-laws”) or, any agreement to which the Corporation is a party, or otherwise; (III) there are no redemption or similar rights whereby the Corporation is obligated, contractually or otherwise, to repurchase, redeem, or otherwise acquire any shares of capital stock of the Corporation; and (IV) there is no agreement, restriction or encumbrance with respect to the registration, transfer, sale or voting of any shares of the Corporation’s capital stock (whether outstanding or issuable upon conversion or exercise of outstanding securities).

The Corporation has not violated the Securities Act of 1933, as amended (the “Securities Act”) or any securities law of any state or other jurisdiction in connection with the issuance of any securities prior to the date hereof. All of the outstanding shares of the Corporation’s capital stock and all other securities of the Corporation were offered, issued, and sold, the Series G Shares (which have been sold at any Closing (as defined in Section 6)) will be offered, issued and sold, and the Reserved Shares (as defined below) will be issued in compliance with (i) all applicable preemptive or similar rights of all persons and (ii) all applicable provisions of the Securities Act and the rules and regulations thereunder, and all applicable state securities laws and the rules and regulations thereunder. No person has any valid right to rescind any purchase of any shares of capital stock or other securities of the Corporation.

4.3 Equity Investments; Subsidiaries. The Corporation does not currently own, directly or indirectly, any capital stock or other proprietary interest in any corporation, association, trust, partnership, limited liability company, limited liability partnership, joint venture or other entity. The Corporation does not have any subsidiaries or own any legal and/or beneficial interests in any other person.

4.4 Financial Statements. The audited balance sheet (the “Balance Sheet”) for the Corporation as of September 30, 2004 (the “Balance Sheet Date”) and the related audited statements of income, stockholders’ equity and cash flows for the year then ended (collectively, the “Financial Statements”) (a) are in accordance with the books and records of the Corporation and (b) present fairly the financial position and results of operations of the Corporation as of the date and for the periods indicated in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis.

4.5 Absence of Undisclosed Liabilities. The Corporation has no material liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise (including without limitation liabilities as guarantor or otherwise with respect to obligations of others) and whether due or to become due, except as incurred in the ordinary course of business.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

4.6 Absence of Changes. Since the Balance Sheet Date there has not been (a) any material adverse change in the financial condition, results of operations, assets, liabilities, business or prospects of the Corporation, (b) any material asset or property of the Corporation made subject to a lien of any kind, except liens for taxes not yet due and payable or non-consensual purchase money liens arising by operation of law and in the ordinary course of business, (c) any waiver of any valuable right of the Corporation, or the cancellation of any debt or claim held by the Corporation, (d) any payment of dividends on, or other distribution with respect to, or any direct or indirect redemption or acquisition of, any shares of the capital stock of the Corporation, or any agreement or commitment therefor, (e) any mortgage, pledge, sale, assignment or transfer of any tangible or intangible assets of the Corporation, except in the ordinary course of business, (f) any loan by the Corporation to, or any loan to the Corporation from, any officer, director, employee or stockholder of the Corporation, or any agreement or commitment therefor, (g) any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the assets, property or business of the Corporation, or (h) any change in the accounting methods or practices followed by the Corporation.

4.7 Encumbrances. The Corporation has good and marketable title to all of its property and assets, real, personal or mixed, tangible or intangible, free and clear of all liens, security interests, charges and other encumbrances of any kind, except liens for taxes not yet due and payable. The Corporation enjoys peaceful and undisturbed possession under all leases under which it is operating, and all said leases are valid and subsisting and in full force and effect.

4.8 Intellectual Property Rights.

(a) The Corporation owns or has the legally enforceable right to use, and has the right to bring actions for infringement of, all Intellectual Property Rights (as defined below) necessary or required for the conduct of its business as presently conducted or as proposed to be conducted.

(b) The Corporation has no obligation to compensate any person for the use of any of its Intellectual Property Rights and the Corporation has not granted any person any license or other rights to use any of such Intellectual Property Rights, whether requiring the payment of royalties or not.

(c) No product or process presently used, marketed or sold or proposed to be used, marketed or sold by the Corporation and no Intellectual Property Rights proposed to be licensed by the Corporation as licensor violate or will violate any license or infringe or will infringe any Intellectual Property Rights of another, nor has the Corporation received any notice that any of its Intellectual Property Rights or the operation or proposed operation of the Corporation’s business conflicts or will conflict with the rights of others; and to the Corporation’s knowledge, none of the Intellectual Property Rights have been or are being infringed or violated by others.

(d) There are no claims pending or, to the Corporation’s knowledge, threatened to the effect that any of the Intellectual Property Rights owned or licensed by the Corporation, or which the Corporation otherwise has rights to use, is invalid or unenforceable, or that would otherwise interfere in any material respect with the Corporation’s right to use any Intellectual Property Rights being used in the Corporation’s business as currently conducted or as proposed to be conducted, nor does there exist any basis therefor.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(e) All personnel of the Corporation, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development of any of the Intellectual Property Rights owned by the Corporation have entered into an agreement that conveys to the Corporation full, effective and exclusive ownership of all tangible and intangible property thereby arising.

(f) The Corporation has not entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property Rights.

As used herein, the term “Intellectual Property Rights” means all patents, trademarks, service marks, trade names, copyrights, inventions, trade secrets, licenses, know-how, proprietary processes and formulae, applications for patents, trademarks, service marks and copyrights, and other industrial and intellectual property rights.

4.9 Litigation. There is no action, suit, claim, proceeding or investigation, at law, in equity or otherwise, or by or before any governmental instrumentality or other agency, now pending, or, to the Corporation’s knowledge, threatened against or affecting the Corporation, nor is there any basis therefor known to the Corporation.

4.10 No Defaults. The Corporation is not in violation or breach of, or in default under, any provision of (a) the Certificate of Incorporation or the By-Laws or (b) any material note, indenture, mortgage, lease, contract, purchase order or other instrument, document or agreement to which the Corporation is a party or by which it or any of its property is bound or affected or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body. To the Corporation’s knowledge, there exists no condition, event or act which, after notice, lapse of time, or both, may constitute a violation or breach of, or a default under, any of the foregoing.

4.11 Employment of Officers, Employees and Consultants. To the Corporation’s knowledge, no third party may assert any valid claim against the Corporation, any Investor, or any Designated Person (as defined below) with respect to (a) the continued employment by or association with the Corporation of any of the present officers or employees of, or consultants to, the Corporation (collectively, the “Designated Persons”), or (b) the use or disclosure by the Corporation or any Designated Person of any information which the Corporation or any Designated Person would be prohibited from using or disclosing under any prior agreements or arrangements or under any laws, including, without limitation, laws applicable to unfair competition, trade secrets or proprietary information.

The Corporation is in compliance in all material respects with all applicable federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and nondiscrimination in employment, and is not engaged in any unfair labor practice. None of the employees of the Corporation is covered by any collective bargaining agreement, and no collective bargaining agreement is currently being negotiated by it.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

4.12 Taxes. The Corporation has filed all federal, state, local and foreign tax returns which are required to be filed by it and all such returns are true and correct. The Corporation has paid all taxes pursuant to such returns or pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for those which are not yet due and payable pursuant to such returns. There are no liens for taxes (other than current taxes not yet due and payable) on the assets of the Corporation. The Corporation has established adequate reserves for all taxes accrued but not yet payable to the extent required by GAAP. All material tax elections of any type which the Corporation has made as of the date hereof are set forth in the financial statements referred to in Section 4.4. No deficiency assessment with respect to or, proposed adjustment of the Corporation’s federal, state, county or local taxes, domestic and foreign, is pending or, to the knowledge of the Corporation, threatened. Neither the Corporation nor any of its present or former stockholders has ever filed an election pursuant to Section 1362 of the Internal Revenue Code of 1986 (the “Code”), that the Corporation be taxed as an S corporation.

4.13 [Reserved.]

4.14 Material Agreements. The Corporation has delivered or caused to be delivered to those Investors who have so requested in writing correct and complete copies of each Material Agreement (as defined below), each as amended to date. Each such agreement, instrument, and commitment is a valid, binding and enforceable obligation of the Corporation, and to the Corporation’s knowledge, of the other party or parties thereto (in each case, except as enforceability may be limited by bankruptcy, insolvency, or similar laws and except as the availability of equitable remedies is subject to the discretion of the court before they are sought), and is in full force and effect. Neither the Corporation, nor to the best of its knowledge, any other party thereto, is, or is considered by any other party thereto to be, in breach of or not in compliance with any term of any such agreement, instrument, or commitment (nor, to the Corporation’s knowledge, is there any basis for any of the foregoing), except for any breach or noncompliance that singly or in the aggregate would not have a material adverse effect on the financial condition, results of operations, assets, liabilities, business or prospects of the Corporation. No claim, change order, request for equitable adjustment, or request for contract price or schedule adjustment, between the Corporation and any supplier or customer, relating to any Material Agreement is pending or, to the Corporation’s knowledge, threatened, nor, to the Corporation’s knowledge, is there any basis for any of the foregoing. No Material Agreement includes or incorporates any provision, the effect of which may be to enlarge or accelerate any of the obligations of the Corporation or to give additional rights to any other party thereto, or will terminate, lapse, or in any other way be affected, by reason of the transactions contemplated by this Agreement.

As used in this Agreement, “Material Agreement” means any:

(a) agreement for the purchase, sale, lease, or license by or from it of services, products, or assets, requiring total payments by or to it in excess of $50,000 in any instance, or entered into other than in the ordinary course of business;

(b) agreement requiring it to purchase all or substantially all of its requirements for a particular product or service from a particular supplier or suppliers, or requiring it to supply all of a particular customer’s or customers’ requirements for a certain service or product;

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(c) agreement or other commitment pursuant to which it has agreed to indemnify or hold harmless any other person, other than standard indemnification obligations with respect to the Corporation’s directors, employees and consultants;

(d) (i) employment agreement, (ii) consulting agreement, or (iii) agreement providing for severance payments or other additional rights or benefits (whether or not optional) in the event of the sale or other change in control of it;

(e) agreement with any current or former “affiliate” (as defined in the Securities Act), stockholder, officer, director, employee, or consultant of the Corporation, or with any person in which any such affiliate has an interest;

(f) joint venture or partnership agreement;

(g) agreement with any domestic or foreign government or agency or executive office thereof or any subcontract between it and any third party relating to a contract between such third party and any domestic or foreign government or agency or executive office thereof;

(h) agreement imposing non-competition or exclusive dealing obligations on it;

(i) contract with any labor union;

(j) bonus, pension, profit-sharing, retirement, stock purchase, stock option, hospitalization, medical insurance or similar plan, contract or understanding in effect with respect to its employees or the employees of others;

(k) agreement or indenture relating to the borrowing of money or to the mortgaging, pledging or otherwise placing a lien on any assets of the Corporation;

(l) guaranty of any obligation for borrowed money or otherwise;

(m) lease or agreement under which the Corporation is lessee of or holds or operates any property, real or personal, owned by any other party;

(n) lease or agreement under which the Corporation is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Corporation;

(o) license or lease agreement with respect to any Intellectual Property Rights;

(p) agreement or other commitment for capital expenditures in excess of $50,000;

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(q) distributor, dealer or manufacturer’s representative contract or agreement which is not terminable on less than ninety (90) days’ notice without cost or other liability to the Corporation;

(r) sales agreement which entitles any customer to a rebate or right of set-off, to return any product to the Corporation after acceptance thereof or to delay the acceptance thereof, or which varies in any material respect from the Corporation’s standard form contracts;

(s) agreement with any supplier containing any provision permitting any party other than the Corporation to renegotiate the price or other terms, or containing any pay-back or other similar provision, upon the occurrence of a failure by the Corporation to meet its obligations under the agreement when due or the occurrence of any other event;

(t) agreement for the future purchase of fixed assets or for the future purchase of materials, supplies or equipment in excess of its normal operating requirements;

(u) agreement, or group of related agreements with the same party or any group of affiliated parties, under which the Corporation has advanced or agreed to advance money, has agreed to lease any real property as lessee or lessor, or has agreed to lease any personal property as lessee or lessor if such lease for personal property was not entered into in the ordinary course of business;

(v) contract, agreement or commitment under which the Corporation is obligated to pay any broker’s fees, finder’s fees or any such similar fees, to any third party;

(w) except as set forth above, any other agreement or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof (including renewals or extensions of options with another party), which agreement or group of agreements is not terminable by the Corporation without penalty upon notice of thirty (30) days or less, but excluding any agreement or group of agreements with a customer of the Corporation for the sale, lease or rental of the Corporation’s products or services if such agreement or group of agreements was entered into by the Corporation in the ordinary course of business; or

(x) any other contract, agreement, arrangement or understanding which is material to the business of the Corporation or which is material to a prudent investor’s understanding of the business of the Corporation.

4.15 ERISA. The Corporation does not now sponsor, maintain, have any obligation to contribute to or have any liability under, and never has sponsored, maintained, had any obligation to contribute to, or had any liability under, and is not now and has never otherwise been a party to, any Benefit Plan. For purposes of this Agreement, “Benefit Plan” shall mean any plan, fund, program, policy, arrangement or contract, whether formal or informal, which is in the nature of (i) an employee pension benefit plan (as defined in Section (2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) an employee welfare benefit plan (as defined in section 3(1) of ERISA), (iii) a “multi-employer plan” (as defined in Section 3(37) of ERISA) or (iv) any plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan instituted with respect to any of the Corporation’s employees or former employees or beneficiaries thereof.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

4.16 U.S. Real Property Holding Corporation. The Corporation is not now, has never been and has no current plans to become a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service, and the Corporation has never filed with the Internal Revenue Service a statement with its United States income tax returns under Section 1.897-2(h) of such Regulations stating that any shares of its capital stock constitute a U.S. real property interest within the meaning of Section 897(c)(1) of the Code.

4.17 Environmental Protection. The Corporation has not caused or allowed, or contracted with any party for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances (as defined below) in connection with the operation of its business or otherwise. The Corporation, the operation of its business, and any real property that the Corporation owns, leases or otherwise occupies or uses (the “Premises”) are in compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws, including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances. The Corporation has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceeding, claim or lawsuit, from any person arising out of the ownership or occupation of the Premises, or the conduct of its operations, and the Corporation is not aware of any basis therefor. The Corporation has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by all Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises), and is in compliance with all such permits, licenses and approvals. The Corporation has not caused or allowed a release, or a threat of release, of any Hazardous Substance onto, at or near the Premises, and, to the Corporation’s knowledge, neither the Premises nor any property at or near the Premises has ever been subject to a release, or a threat of release, of any Hazardous Substance. For the purposes of this Agreement, the term “Environmental Laws” shall mean any federal, state or local law or ordinance or regulation pertaining to the protection of human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Sections 9601, et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq. For purposes of this Agreement, the term “Hazardous Substances” shall include oil and petroleum products, asbestos, polychlorinated biphenyls, urea formaldehyde and other materials classified as hazardous or toxic under any Environmental Laws.

4.18 Foreign Corrupt Practices Act. The Corporation has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder. To the Corporation’s knowledge, there is not now, and there has never been, any employment by the Corporation of, or beneficial ownership in the Corporation by, any governmental or political official in any country in the world.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

4.19 Federal Reserve Regulations. The Corporation is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), and no part of the proceeds of the sale of Series G Shares will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or in any other manner which would involve a violation of any of the regulations of the Board of Governors of the Federal Reserve System.

4.20 Compliance. The Corporation has complied with, and is in compliance in all material respects with, (i) all laws, statutes, governmental regulations, judicial or administrative tribunal orders, judgments, writs, injunctions, decrees, and similar commands applicable to it and its business, (ii) all unwaived terms and provisions of all agreements, instruments, and commitments to which it is a party or to which it or any of its assets or properties is subject, except for any noncompliances that, both individually and in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, liabilities, business or prospects of the Corporation, and (iii) its charter documents and By-Laws, each as amended to date. The Corporation has all federal, state, local and foreign governmental licenses, registrations and permits material to or necessary for the conduct of its business as currently conducted, such licenses, registrations and permits are in full force and effect, and there have been no material violations of any such licenses, registrations or permits. No proceeding is pending or, to the Corporation’s knowledge, threatened, to revoke or limit any thereof.

4.21 Insurance. No notice from any insurance carrier has been received by the Corporation claiming that the Corporation is in default with respect to any provision contained in any insurance policy.

4.22 Authorization of Transaction Documents. The execution, delivery and performance by the Corporation of (a) this Agreement, (b) the Third Amended and Restated Registration Rights Agreement of even date herewith by and among the Corporation, the Investors and the other parties thereto in the form of Exhibit 4.22A (the “Registration Rights Agreement”), (c) the Third Amended and Restated Voting Agreement of even date herewith by and among the Corporation, the Investors and the other parties thereto in the form of Exhibit 4.22B (the “Voting Agreement”), (d) the Third Amended and Restated Stock Restriction Agreement of even date herewith by and among the Corporation, the Investors and the other parties thereto in the form of Exhibit 4.22C (the “Stock Restriction Agreement”) and (e) the Amended and Restated Investor Rights Agreement of even date herewith by and among the Corporation, the Investors and the other parties thereto in the form of Exhibit 4.22D (the “Investor Rights Agreement”; together with this Agreement, the Registration Rights Agreement, the Voting Agreement and the Stock Restriction Agreement, the “Transaction Documents”) have been duly authorized by all requisite corporate action. The Corporation has duly authorized, executed and delivered each Transaction Document, and each Transaction Document constitutes the valid and binding obligation of the Corporation, enforceable in accordance with its terms. The execution, delivery and performance of the Transaction Documents, the issuance, sale and delivery of the Series G Shares, and the shares of Common Stock issuable upon conversion of the Series G Shares (the “Reserved Shares”), and compliance with the provisions hereof and

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

thereof by the Corporation do not and will not, with or without the passage of time or the giving of notice or both, violate, conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Corporation under, the Certificate of Incorporation or By-Laws, any Material Agreement, or any provision of law, statute, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body.

4.23 Authorization of Series G Shares and Reserved Shares. The Restated Certificate has been duly authorized by all requisite corporate action, and has been filed with the Secretary of State of the State of Delaware. The issuance, sale and delivery hereunder by the Corporation of the Series G Shares have been duly authorized by all requisite corporate action of the Corporation, and when so issued, sold and delivered the Series G Shares will be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive or any other similar rights of the stockholders of the Corporation or others. The issuance and delivery of the Reserved Shares have been duly authorized by all requisite corporate action of the Corporation, and the Reserved Shares have been duly reserved for issuance upon conversion of any or all of the Series G Shares, and when so issued and delivered upon conversion of the Series G Shares, the Reserved Shares will be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive or any other similar rights of the stockholders of the Corporation or others.

4.24 Related Transactions. No director, officer or employee of the Corporation nor any “associate” (as defined in Rule 405 in the rules and regulations promulgated under the Securities Act) of any such person is indebted to the Corporation, nor is the Corporation indebted (or committed to make loans or extend or guarantee credit) to any such person, nor is any such person a party to any transaction (other than as an employee or consultant) with the Corporation providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring cash payments to, any such person.

4.25 Offerees. The Corporation has not, either directly or through any agent, offered any Common Stock, Series G Preferred Stock, or other securities convertible into Common Stock, Series G Preferred Stock, or any security or securities similar to any thereof, for sale to, or solicited any offers to buy any Common Stock, Series G Preferred Stock, or other securities convertible into Common Stock, Series G Preferred Stock, or any such similar security or securities from, or otherwise approached or negotiated in respect thereof with, any person or entity other than the Investors.

4.26 Use of Proceeds. The net proceeds received by the Corporation from the sale of the Series G Shares shall be used by the Corporation solely for the purpose of working capital and such other purposes as may be approved by the Board of Directors (including the approval of all of the Series C-E Directors (as defined in the Investor Rights Agreement).

4.27 No Governmental Consent or Approval Required. No authorization, consent, approval or other order of, declaration to, or filing with, any governmental agency or body is required to be made or obtained by the Corporation for or in connection with the valid and lawful authorization, execution and delivery by the Corporation of the Transaction Documents, for or in

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

connection with the valid and lawful authorization, issuance, sale and delivery of the Series G Shares or for or in connection with the valid and lawful authorization, reservation, issuance, sale and delivery of the Reserved Shares, except exemptive filings under applicable securities laws that have been made or that are not required to be made until after the Closing and that shall be made on a timely basis.

4.28 Registration Rights. Except as contemplated by the Registration Rights Agreement, no person has any right to cause the Corporation to effect the registration under the Securities Act of any shares of Common Stock or any other securities of the Corporation.

4.29 Employees. Each of the officers of the Corporation, each key employee and each other employee now employed by the Corporation who has access to confidential information of the Corporation has executed an agreement regarding confidentiality, inventions and noncompetition, and such agreements are in full force and effect. No officer or key employee of the Corporation has advised the Corporation (orally or in writing) that he intends to terminate employment with the Corporation. The Corporation has complied in all material respects with all applicable laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes, and with ERISA.

4.30 Exemptions from Securities Laws. Subject to the accuracy of the representations and warranties of the Investors set forth in Section 5 hereof, the provisions of Section 5 of the Securities Act are inapplicable to the offering, issuance, sale and delivery of the Series G Shares and the Reserved Shares, and no consent, approval, qualification or registration or filing under any state securities laws is required in connection therewith, except exemptive filings that have been made or that are not required to be made until after the Initial Closing or any Additional Closing and that shall be made on a timely basis.

4.31 [Small Business Concern. The Corporation, taken together with its “affiliates” (as that term is defined in 13 C.F.R. § 121.103) is a “small business concern” within the meaning of 15 U.S.C. § 662(5), that is § 103(5) of the Small Business Investment Act of 1958, as amended (the “SBIC Act”), and the regulations thereunder, including 13 C.F.R. § 107, and meets applicable size eligibility criteria set forth in 13 C.F.R. § 121.301(c)(1) or the industry standard covering the industry in which the Corporation is primarily engaged as set forth in 13 C.F.R. § 13.301(c)(2). The Corporation does not presently engage in any activities for which a small business investment company is prohibited from providing funds by the SBIC Act and the regulations thereunder, including 13 C.F.R. § 107.]

4.32 Books and Records. The books of account, ledgers, order books, records and documents of the Corporation accurately and completely reflect all material information relating to the business of the Corporation, the location and collection of its assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Corporation.

4.33 Disclosure. Neither this Agreement nor any other document, certificate or written statement furnished to the Investors by or on behalf of the Corporation contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. To the Corporation’s knowledge, there is

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

no fact or circumstance relating specifically to the business or condition of the Corporation that could reasonably be expected to result in a material adverse effect to the financial condition, results of operations, assets, liabilities, business or prospects of the Corporation and that is not disclosed in Schedule 4.

SECTION 5. Representations and Warranties of the Investors. Each of the Investors, severally and not jointly, represents and warrants to the Corporation as follows:

5.1 Purchase for Investment. Such Investor is acquiring the Series G Shares purchasable by it hereunder for its own account, for investment and not for, with a view to, or in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

5.2 Unregistered Securities; Legend. Such Investor understands that the Series G Shares and the Reserved Shares (i) have not been, and will not be, registered under the Securities Act or any state securities law, by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act and such laws, (ii) must be held indefinitely unless they are subsequently registered under the Securities Act and such laws or subsequent disposition thereof is exempt from registration and (iii) will be subject to the restrictions on transfer set forth in Section 8. Such Investor further understands that such exemption depends upon, among other things, the bona fide nature of such Investor’s investment intent expressed herein.

5.3 Status of the Investors. Such Investor has not been formed for the specific purpose of acquiring the Series G Shares pursuant to this Agreement. Such Investor understands the term “accredited investor” as used in Regulation D promulgated under the Securities Act and represents and warrants to the Corporation that such Investor is an “accredited investor” for purposes of acquiring the Series G Shares purchasable by it hereunder.

5.4 Knowledge and Experience; Economic Risk. Such Investor has sufficient knowledge and experience in business and financial matters and with respect to investment in securities of privately held companies so as to enable it to analyze and evaluate the merits and risks of the investment contemplated hereby and is capable of protecting its interest in connection with this transaction. Such Investor is able to bear the economic risk of such investment, including a complete loss of the investment.

5.5 Access to Information. Such Investor acknowledges that such Investor and its representatives have had the opportunity to ask questions and receive answers from officers and representatives of the Corporation concerning the transactions contemplated by this Agreement, and to obtain any additional information which the Corporation possesses or can acquire in connection with its purchase of the Series G Shares purchasable by it hereunder.

5.6 Rule 144. Such Investor understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to such Investor) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act depends upon the satisfaction of various conditions, and that such exemption is not currently available.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SECTION 6. Conditions Precedent to Closings by the Investors.

6.1 Conditions Precedent to Initial Closing by the Initial Investors. The obligation of each Initial Investor to purchase and pay for the Initial Series G Shares being purchased by such Initial Investor at the Initial Closing is subject to satisfaction (or waiver by such Initial Investor) of the following conditions precedent at or before the Initial Closing:

(a) Corporate Proceedings. All corporate and other proceedings to be taken and all waivers and consents to be obtained in connection with the transactions contemplated by this Agreement shall have been taken or obtained and all documents incident to such transactions shall be reasonably satisfactory in form and substance to the Initial Investors and their counsel, who shall have received all such originals or certified or other copies of such documents as they may reasonably request.

(b) Representations and Warranties Correct. The representations and warranties made by the Corporation in Section 4 hereof shall be true and correct when made, and shall be true and correct at the time of the Initial Closing with the same force and effect as if they had been made at and as of the time of the Initial Closing.

(c) Compliance with Covenants. The Corporation shall have duly complied with and performed all covenants and agreements of the Corporation herein which are required to be complied with and performed at or before the Initial Closing.

(d) Certificate of Compliance. The President and Chief Executive Officer of the Corporation shall have provided to the Initial Investors a certificate, dated the date of the Initial Closing in form and substance reasonably satisfactory to the Initial Investors participating in such Closing, confirming compliance with the conditions set forth in Subsections 6.1(b) and 6.1(c).

(e) Opinion of Counsel. At the Initial Closing, each of the Initial Investors shall have received an opinion of Palmer & Dodge LLP, counsel for the Corporation, addressed to the Initial Investors in the form attached hereto as Exhibit 6.1(e).

(f) Related Agreements and Documents. At or before the Initial Closing, the parties thereto shall have executed and delivered this Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Voting Agreement and the Stock Restriction Agreement. In addition, the Initial Investors and their counsel shall have received copies of the following documents: (i) (A) the Certificate of Incorporation, certified as of a recent date by the Secretary of State of the State of Delaware and (B) a certificate of said Secretary dated as of a recent date as to the due incorporation and good standing of the Corporation, the payment of all excise taxes by the Corporation and listing all documents of the Corporation on file with said Secretary; (ii) a certificate of the Secretary or an Assistant Secretary of the Corporation dated the Initial Closing Date and certifying: (A) that attached thereto is a true and complete copy of the By-Laws as in effect on the date of such certification; (B) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors or the stockholders of the Corporation authorizing the execution, delivery and performance of the Transaction Documents, the issuance, sale and delivery of the Series G Shares and the reservation, issuance and delivery

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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of the Reserved Shares, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by the Transaction Documents; (C) that the Restated Certificate has not been amended; and (D) to the incumbency and specimen signature of each officer of the Corporation executing any of the Transaction Documents, the stock certificates representing the Series G Shares and any certificate or instrument furnished pursuant hereto, and a certification by another officer of the Corporation as to the incumbency and signature of the officer signing the certificate referred to in this clause (ii); and (iii) such additional supporting documents and other information with respect to the operations and affairs of the Corporation as the Initial Investors or their counsel reasonably may request.

(g) Securities Matters. All consents, approvals, qualifications, registrations, notices and filings required to be obtained or effected as of the Initial Closing under any applicable securities laws of any state or other jurisdiction in connection with the issuance, sale and delivery of the Series G Shares and the Reserved Shares shall have been obtained or effected and copies of the same delivered to each of the Initial Investors.

(h) Delivery of Certificates for Series G Shares. The Corporation shall have delivered to each Initial Investor a certificate for the Series G Shares being purchased by such Initial Investor at the Initial Closing, registered in the name of such Initial Investor.

(i) Purchase by Other Initial Investors. Each Initial Investor shall have purchased and paid for the Initial Series G Shares being purchased by it at the Initial Closing and the aggregate investment of all Initial Investors shall be no less than $[7,000,000].

6.2 Conditions Precedent to Scheduled Additional Closings by the Investors. The obligation of each Investor to purchase and pay for the Additional Series G Shares being purchased by such Investor at a Scheduled Additional Closing (together with the Initial Closing and any other Additional Closing(s), each a “Closing”) is subject to satisfaction (or waiver by such Initial Investor) of the following conditions precedent at or before such Scheduled Additional Closing:

(a) Completion of Initial Closing. The Initial Closing shall have been consummated in accordance with the terms of this Agreement.

(b) Corporate Proceedings. None of the corporate and other proceedings required to be taken nor the waivers and consents required to be obtained in connection with the Initial Closing shall have been rescinded or amended in a manner that prevents such Scheduled Additional Closing.

(c) Delivery of Certificates for Series G Shares. The Corporation shall have delivered to each Investor a certificate for the Additional Series G Shares being purchased by such Investor at the Scheduled Additional Closing, registered in the name of such Investor.

6.3 Conditions Precedent to First Additional Closing by the Additional Investors. The obligation of each Additional Investor to purchase and pay for the Additional Investor Series G Shares being purchased by such Additional Investor at the first Additional

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Closing in which such Additional Investor participates is subject to satisfaction (or waiver by such Additional Investor) of the following conditions precedent at or before such Additional Closing:

(a) Corporate Proceedings. None of the corporate and other proceedings required to be taken nor the waivers and consents required to be obtained in connection with the Initial Closing shall have been rescinded or amended in a manner that prevents such Additional Closing.

(b) Representations and Warranties Correct. The representations and warranties made by the Corporation in Section 4 hereof shall be true and correct at the time of such Additional Closing with the same force and effect as if they had been made at and as of the time of such Additional Closing, except as set forth in any supplement or update to the Disclosure Schedules reasonably satisfactory to such Additional Investor.

(c) Compliance with Covenants. The Corporation shall have duly complied with and performed all covenants and agreements of the Corporation herein which are required to be complied with and performed at or before such Additional Closing.

(d) Certificate of Compliance. The President and Chief Executive Officer of the Corporation shall have provided to such Additional Investor a certificate, dated the date of such Additional Closing in form and substance reasonably satisfactory to such Additional Investor, confirming compliance with the conditions set forth in Subsections 6.3(b) and 6.3(c).

(e) Delivery of Certificates for Series G Shares. The Corporation shall have delivered to each such Additional Investor a certificate for the Additional Investor Series G Shares being purchased by such Additional Investor at such Additional Closing, registered in the name of such Additional Investor.

SECTION 7. Conditions Precedent to Closing by the Corporation. The obligation of the Corporation to issue and sell the Series G Shares being sold to the Investors at any Closing is subject to satisfaction (or the waiver by the Corporation) of the following conditions precedent at or before such Closing:

7.1 Representations and Warranties. The representations and warranties made by each Investor purchasing shares at such Closing in Section 5 hereof shall be true and correct when made, and shall be true and correct in all material respects at the time of such Closing with the same force and effect as if they had been made at and as of the time of such Closing.

7.2 Tender of Payment. Each Investor purchasing Series G Shares at the Closing shall have tendered payment for such Series G Shares to the Corporation.

SECTION 8. Transfer of Shares; Restricted Shares. “Restricted Shares” means (i) the Series G Shares, (ii) the shares of Common Stock issued or issuable upon conversion of the Series G Shares, (iii) any shares of capital stock of the Corporation acquired by the Investors pursuant to the Investor Rights Agreement, and (iv) any other shares of capital stock of the Corporation issued in respect of such shares (as a result of stock splits, stock dividends,

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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reclassifications, recapitalizations, or similar events); provided, however, that shares of Common Stock which are Restricted Shares shall cease to be Restricted Shares (x) upon any sale pursuant to a registration statement under the Securities Act, Section 4(1) of the Securities Act or Rule 144 under the Securities Act or (y) at such time as they become eligible for sale under Rule 144(k) under the Securities Act.

8.1 Requirements for Transfer.

(a) Restricted Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act or (ii) the Corporation first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Corporation, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

(b) Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) (A) a transfer by an Investor which is a corporation to the parent or a wholly owned subsidiary of such corporation, (B) a transfer by an Investor which is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date hereof, or to the estate of any such partner or retired partner, or to an affiliated limited partnership (or other entity) managed by the same management company or managing general partner of such Investor or by an entity which controls, is controlled by, or is under common control with, such management company or managing general partner, (C) a transfer by an Investor which is a trust to any beneficiary of the trust, (D) a transfer by an Investor which is a limited liability company to a member of such limited liability company or a retired member who resigns after the date hereof or to the estate of any such member or retired member, or to an affiliated limited liability company (or other entity) managed by the same management company or managing member of such Investor or by an entity which controls, is controlled by, or is under common control with, such management company or managing member.

8.2 Legend. Each certificate representing Restricted Shares shall bear a legend substantially in the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such shares are registered under such Act, or, if requested by the Company, an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required.”

The foregoing legend shall be removed from the certificates representing any Restricted Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act.

SECTION 9. Fees; Brokers.

9.1 Fees. The Corporation shall pay, and save the Investors harmless against all liability for the payment of:

(a) all costs and other expenses incurred by the Corporation in connection with the preparation of the Transaction Documents and the Corporation’s performance of and compliance with all agreements and conditions contained herein and therein on its part to be performed or complied with; and

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(b) all costs and other expenses incurred by the Corporation in connection with delivering to the Investors the Series G Shares and the Reserved Shares.

The Corporation further agrees that it shall pay, and shall save the Investors harmless from, any and all liability with respect to any stamp, issue or similar taxes which may be determined to be payable in connection with the execution, delivery and performance of this Agreement, the issuance of the Series G Shares or the Reserved Shares or any modification, amendment or alteration of the terms or provisions of this Agreement.

9.2 Brokers. The Corporation represents and warrants to the Investors that (a) neither the Corporation nor any of its officers, directors, employees or stockholders, has employed any broker or finder in connection with the transactions contemplated by this Agreement, and (b) no person or entity will have, as a result of the transactions contemplated by this Agreement, any right to, interest in, or claim against or upon the Corporation or any Investor for, any commission, fee or other compensation as a finder or broker because of any act or omission by the Corporation or any agent of the Corporation. The Corporation agrees that it shall pay, and shall save the Investors harmless from, any and all liability with respect to any commission, fee or other compensation payable to any broker or finder in connection with the transactions contemplated by this Agreement.

SECTION 10. Remedies. In case any one or more of the representations, warranties, covenants or agreements set forth in this Agreement shall have been breached by the Corporation, the Investors may proceed to protect and enforce their rights either by suit in equity or by action at law, including, but not limited to, an action for damages as a result of any such breach or an action for specific performance of any such covenant or agreement contained in this Agreement. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 11. Exchanges; Lost, Stolen or Mutilated Certificates. Upon surrender by any Investor to the Corporation of any certificate representing Series G Shares or Reserved Shares, the Corporation at its expense shall issue in exchange therefor, and deliver to such Investor, new certificates representing such Series G Shares or Reserved Shares, as the case may be, in such amounts or denominations as may be requested by such Investor. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificate representing any Series G Shares or Reserved Shares and in case of any such loss, theft or destruction, upon delivery of an indemnity agreement satisfactory to the Corporation, or in case of any such mutilation, upon surrender and cancellation of such certificate, the Corporation at the Investor’s expense shall issue and deliver to such Investor a new certificate for such Series G Shares or Reserved Shares, of like tenor, in lieu of such lost, stolen or mutilated certificate.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SECTION 12. Survival of Representations, Warranties and Agreements. The covenants, representations and warranties of the parties contained herein shall survive the Closings hereunder. Each of the parties may rely on such covenants, representations and warranties irrespective of any investigation made, or notice or knowledge held by, it or any other person. All statements contained in any certificate or other instrument delivered by any party pursuant to this Agreement or in connection with the transactions contemplated by this Agreement shall constitute representations and warranties by such party under this Agreement, subject to the qualifications set forth herein and therein.

SECTION 13. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, each of the parties hereto and, except as otherwise expressly provided herein, each other person who shall become a registered holder named in a certificate evidencing Series G Shares or Reserved Shares transferred to such holder by any of the Investors or their permitted transferees, and (except as aforesaid) their respective legal representatives, successors and assigns. Notwithstanding the foregoing, the Corporation shall not have the right to assign its rights hereunder with respect to the Investors’ commitment to make an investment at an Additional Closing without the prior written consent of the holders of at least two-thirds of the voting power of the then outstanding Series G Shares and Reserved Shares, voting together on an as-if converted to Common Stock basis.

SECTION 14. Entire Agreement; Effect on Prior Documents. This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the financing transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto. Nothing in this Agreement or the transactions hereby contemplated is intended to confer upon any other person any rights or remedies of any nature whatsoever.

SECTION 15. Notices. All notices, requests, consents and other communications hereunder (“Notices”) to any party shall be contained in a written instrument addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addressor listing all parties and shall be deemed given (a) when delivered in person or duly sent by fax showing confirmation of receipt, (b) three days after being duly sent by first class mail postage prepaid (other than in the case of Notices to or from any non-U.S. resident), or (c) two days after being duly sent by DHL, Federal Express or other recognized express international courier service:

(a)	if to the Corporation, to:

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, MA 02472

Attn: President

Fax: [*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

with a copy to:

Nathaniel S. Gardiner

Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199-7613

Fax: 617-227-4420

(b)	if to the Investors, to their respective addresses as set forth on the signature pages of this Agreement.

SECTION 16. Amendments; Waivers. This Agreement may be amended, and compliance with the provisions of this Agreement may be omitted or waived, only by the written agreement of the Corporation and Investors or assignees of their rights hereunder holding two-thirds in voting power of the then outstanding Series G Shares and Reserved Shares taken as a whole.

SECTION 17. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Any such counterpart may contain one or more signature pages.

SECTION 18. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

SECTION 19. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

SECTION 20. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the Commonwealth of Massachusetts, without regard to its principles of conflicts of laws.

SECTION 21. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 22. Further Assurances. From and after the date of this Agreement, upon the request of any Investor, the Corporation shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Series G Shares.

SECTION 23. Additional Investors. The Additional Investors shall become parties to this Agreement, and shall be entitled to all of the benefits to and shall be subject to all of the obligations of “Investors” under this Agreement, all upon execution by such Additional Investor

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

of a counterpart signature page to this Agreement. The Corporation shall be authorized to add the name, amount of investment and number of Additional Investor Series G Shares purchased by each Additional Investor at each Additional Closing to the Schedule of Investors.

SECTION 24. Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Series G Preferred Stock or any other class or series of capital stock, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

SECTION 25. Aggregation of Stock. All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

SECTION 26. Issuances of Series G Preferred Stock. Except as expressly provided in this Agreement, the Corporation shall not issue or sell any shares of Series G Preferred Stock.

[Remainder of page intentionally left blank.]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

IN WITNESS WHEREOF, the undersigned have executed this Series G Convertible Preferred Stock Purchase Agreement as of the day and year first written above.

ENANTA PHARMACEUTICALS, INC.

By:
Name:	Jay R. Luly
Title:	President and Chief Executive Officer

[Signature Page to Series G Convertible Preferred Stock Purchase Agreement]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Enanta Pharmaceuticals, Inc.

Investor Signature Page

By his, her or its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of (i) the Series G Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) dated as of September     , 2005 (the “Effective Date”), by and among Enanta Pharmaceuticals, Inc. (the “Corporation”), and the investors named on the Schedule of Investors thereto, as to the number of shares of Series G Convertible Preferred Stock set forth below, (ii) that certain Third Amended and Restated Voting Agreement dated as of the Effective Date (the “Voting Agreement”), by and among the Corporation, the Founders (as defined therein) and the Investors (as defined therein) as a “Series G Investor” thereunder, and, if the undersigned is also a “Series C Investor,” and/or a “Series D Investor” and/or a “Series E Investor” thereunder, as a “Series C Investor,” and/or as a “Series D Investor” and/or as a “Series E Investor,” as the case may be, thereunder, (iii) that certain Third Amended and Restated Registration Rights Agreement dated as of the Effective Date (the “Registration Rights Agreement”), by and among the Corporation and the Investors (as defined therein) as a “Series G Investor” thereunder, and, if the undersigned is also a “Series C Investor,” and/or a “Series D Investor,” and/or a “Series E Investor,” thereunder, as a “Series C Investor,” and/or as a “Series D Investor” and/or as a “Series E Investor,” as the case may be, thereunder, (iv) that certain Third Amended and Restated Stock Restriction Agreement dated as of the Effective Date (the “Stock Restriction Agreement”), by and among the Corporation, the Founders (as defined therein) and the Investors (as defined therein) as a “Series G Investor” thereunder, and, if the undersigned is also a “Series C Investor,” and/or a “Series D Investor” and/or a “Series E Investor,” thereunder, as a “Series C Investor” and/or as a “Series D Investor,” and/or as a “Series E Investor”, as the case may be, thereunder, and (v) that certain Amended and Restated Investor Rights Agreement dated as of the Effective Date (the “Investor Rights Agreement”), by and among the Corporation and the Investors (as defined therein) as a “Series G Investor” thereunder, and, if the undersigned is also a “Series C Investor,” and/or a “Series D Investor” and/or a “Series E Investor,” thereunder, as a “Series C Investor,” and/or as a “Series D Investor” and/or as a “Series E Investor,” as the case may be, thereunder, and authorizes this signature page to be attached as a counterpart to the Purchase Agreement, the Voting Agreement, the Registration Rights Agreement, the Stock Restriction Agreement and the Investor Rights Agreement, or counterparts thereof.

EXECUTED as of this     day of             ,         .

By:
Title:

Print Name of Investor
Record Address:

Telecopy No.:

Number of Shares of
Series G Preferred Stock:

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Schedule of Investors

Name of Investor	Aggregate Purchase Price	Initial Series G Shares		Second Closing Series G Shares		Third Closing Series G Shares		Fourth Closing Series G Shares		Fifth Closing Series G Shares
Initial Investors
[name]	$	[	]	[	]	[	]	[	]	[	]
[name]	$	[	]	[	]	[	]	[	]	[	]
[name]	$	[	]	[	]	[	]	[	]	[	]
[name]	$	[	]	[	]	[	]	[	]	[	]
Subtotal:	$	[	]	[	]	[	]	[	]	[	]

Additional Investors
[name]	$	—
[name]	$	—
Subtotals:	$	—
TOTALS:	$	—

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Schedule 4

Disclosure Schedules

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 1

Fourth Amended and Restated Certificate of Incorporation

of Enanta Pharmaceuticals, Inc.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 4.22A

Third Amended and Restated

Registration Rights Agreement

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 4.22B

Third Amended and Restated

Voting Agreement

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 4.22C

Third Amended and Restated

Stock Restriction Agreement

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 4.22D

Amended and Restated Investor Rights Agreement

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 6.1(e)

Form of Legal Opinion

of Palmer & Dodge LLP

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

-i-

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

4.21	Insurance	13

4.22	Authorization of Transaction Documents	13

4.23	Authorization of Series G Shares and Reserved Shares	13

4.24	Related Transactions	14

4.25	Offerees	14

4.26	Use of Proceeds	14

4.27	No Governmental Consent or Approval Required	14

4.28	Registration Rights	14

4.29	Employees	14

4.30	Exemptions from Securities Laws	15

4.31	[Small Business Concern	15

4.32	Books and Records	15

4.33	Disclosure	15

SECTION 5.	REPRESENTATIONS AND WARRANTIES OF THE INVESTORS	15

5.1	Purchase for Investment	15

5.2	Unregistered Securities; Legend	15

5.3	Status of the Investors	16

5.4	Knowledge and Experience; Economic Risk	16

5.5	Access to Information	16

5.6	Rule 144	16

SECTION 6.	CONDITIONS PRECEDENT TO CLOSINGS BY THE INVESTORS	16

6.1	Conditions Precedent to Initial Closing by the Initial Investors	16

6.2	Conditions Precedent to Additional Closing by the Additional Investors	18

SECTION 7.	CONDITIONS PRECEDENT TO CLOSING BY THE CORPORATION	19

7.1	Representations and Warranties	19

7.2	Tender of Payment	19

SECTION 8.	TRANSFER OF SHARES. RESTRICTED SHARES	19

8.1	Requirements for Transfer	19

8.2	Legend	20

SECTION 9.	FEES; BROKERS	20

9.1	Fees	20

9.2	Brokers	21

-ii-

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

-iii-

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Schedules

Schedule of Investors

Schedule 4	-	Disclosure Schedules

Exhibits

Exhibit 1	–	Fourth Amended and Restated Certificate of Incorporation of Enanta Pharmaceuticals, Inc.
Exhibit 4.22A	–	Third Amended and Restated Registration Rights Agreement
Exhibit 4.22B	–	Third Amended and Restated Voting Agreement
Exhibit 4.22C	–	Third Amended and Restated Stock Restriction Agreement
Exhibit 4.22D	–	Investor Rights Agreement
Exhibit 4.29A	–	Employee Confidentiality, Inventions and Noncompetition Agreement
Exhibit 4.29B	–	Consultant Confidentiality and Inventions Agreement
Exhibit 6.1(e)	–	Form of Legal Opinion of Palmer & Dodge LLP

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

EXHIBIT C

FORM OF PRESS RELEASE

ABBOTT AND ENANTA FORM WORLDWIDE ALLIANCE TO DEVELOP &

COMMERCIALIZE HCV PROTEASE INHIBITORS

ABBOTT PARK, Ill., and WATERTOWN, Mass., Dec XX, 2006 – Abbott and Enanta Pharmaceuticals announced today that the companies have signed a worldwide agreement to develop and commercialize hepatitis C virus (HCV) NS3 and NS3/4A protease inhibitors. Enanta has discovered several HCV protease inhibitors that have demonstrated attractive efficacy and pharmacokinetic profiles in pre-clinical studies.

“Abbott’s innovative work in the protease inhibitor field against the Human Immunodeficiency Virus (HIV) has provided the momentum and the foundation for our research interest in HCV infection,” said John Leonard, M.D., vice president, Global Pharmaceutical Research and Development, Abbott. “Enanta has done compelling work in its HCV protease inhibitor program, and we look forward to working together on the advancement of this global program.”

“Abbott is a market leader in the field of antiviral therapies, and we have a shared vision and commitment to the discovery and development of promising HCV therapies that address this high unmet medical need globally,” stated Jay R. Luly, President and CEO of Enanta Pharmaceuticals.

Under the terms of the agreement, Abbott gains worldwide access to Enanta’s substantial intellectual property position for a variety of different types of compounds, which includes several issued U.S. patents. Abbott also gains access to Enanta’s drug discovery capabilities in the HCV NS3 and NS3/4A protease inhibitor field.

Additionally, Enanta will receive an upfront payment of $57 million, which includes a cash payment and an equity investment. If all potential clinical and regulatory milestones are met, additional payments of up to $250 million will be made to Enanta, and further payments will be due if multiple products develop from the program. Enanta will receive double-digit royalties and holds an option to fund 40 percent of development costs and U.S. commercialization efforts (sales and promotion costs) in exchange for a 40-percent profit share in the U.S. on medicines from this alliance that result in commercial approval.

“Through this alliance, we will enhance our HCV protease inhibitor program and allow both companies to participate in the long-term value creation of these compounds, by leveraging Enanta’s core expertise in chemistry and drug discovery, with Abbott’s proven track-record in the discovery, development, and commercialization of antiviral therapies,” stated Yujiro S. Hata, Senior Vice President of Business Development at Enanta Pharmaceuticals.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

About Hepatitis C Virus

Hepatitis C is a liver disease affecting over 170 million people worldwide. The virus is spread through direct contact with the blood of an infected person. Hepatitis C increases a person’s risk of developing chronic liver disease, cirrhosis, liver cancer and death. Liver disease associated with HCV infection is growing rapidly, and current therapies only provide sustained benefit in about half of patients with the genotypel form of the virus. Specifically targeted antiviral therapies for HCV, such as NS3/4a protease inhibitors, may have the potential to increase the proportion of patients in whom the virus can be eradicated.

About Enanta

Enanta Pharmaceuticals is a research and development company that uses its novel chemistry approach and drug discovery capabilities to create best in class small molecule drugs in the anti-infective field. At the heart of Enanta is its commitment to innovative chemistry that surpasses traditional medicinal chemistry approaches. The Company’s successful integration of chemistry with biology has created a new class of macrolide antibiotics that overcome bacterial resistance. Antibacterial focus areas include community respiratory tract infections as well as hospital and community infections relating to MRSA. Additionally, Enanta has discovered antiviral agents targeted against the Hepatitis C virus (HCV). Enanta is a privately held company with offices in Watertown, MA. More information about the company can be found at www.enanta.com.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs 65,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s web site at www.abbott.com.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

EXHIBIT D

ARBITRATION PROCEDURES

The Parties recognize that from time to time a dispute may arise relating to either Party’s rights or obligations under this Agreement. The Parties agree that any such dispute shall be resolved by the Alternative Dispute Resolution (“ADR”) provisions set forth in this Exhibit, the result of which shall be binding upon the Parties.

To begin the ADR process, a Party first must send written notice of the dispute to the other Party for attempted resolution by good faith negotiations between their respective presidents (or their designees) of the affected subsidiaries, divisions, or business units within twenty-eight (28) days after such notice is received (all references to “days” in this ADR provision are to calendar days). If the matter has not been resolved within twenty-eight (28) days of the notice of dispute, or if the Parties fail to meet within such twenty-eight (28) days, either Party may initiate an ADR proceeding as provided herein. The Parties shall have the right to be represented by counsel in such a proceeding.

1. To begin an ADR proceeding, a Party shall provide written notice to the other Party of the issues to be resolved by ADR. Within fourteen (14) days after its receipt of such notice, the other Party may, by written notice to the Party initiating the ADR, add additional issues to be resolved within the same ADR.

2. Within twenty-one (21) days following the initiation of the ADR proceeding, the parties shall select a mutually acceptable neutral to preside in the resolution of any disputes in this ADR proceeding. If the parties are unable to agree on a mutually acceptable neutral within such period, either party may request the President of the CPR Institute for Dispute Resolution (“CPR”), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

(a) The CPR shall submit to the parties a list of not less than five (5) candidates within fourteen (14) days after receipt of the request, along with a Curriculum Vitae for each candidate. No candidate shall be an employee, director, or shareholder of either party or any of their subsidiaries or affiliates.

(b) Such list shall include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

(c) Each Party shall number the candidates in order of preference (with the number one (1) signifying the greatest preference) and shall deliver the list to the CPR within seven (7) days following receipt of the list of candidates. If a Party believes a conflict of interest exists regarding any of the candidates, that Party shall provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any Party failing to return a list of preferences on time shall be deemed to have no order of preference.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(d) If the Parties collectively have identified fewer than three (3) candidates deemed to have conflicts, the CPR immediately shall designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference. If a tie should result between two candidates, the CPR may designate either candidate. If the Parties collectively have identified three (3) or more candidates deemed to have conflicts, the CPR shall review the explanations regarding conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference, or (ii) issue a new list of not less than five (5) candidates, in which case the procedures set forth in subparagraphs 2(a) - 2(d) shall be repeated.

3. No earlier than twenty-eight (28) days or later than fifty-six (56) days after selection, the neutral shall hold a hearing to resolve each of the issues identified by the Parties. The ADR proceeding shall take place at a location agreed upon by the parties. If the Parties cannot agree, the neutral shall designate a location other than the principal place of business of either Party or any of their subsidiaries or affiliates.

4. At least seven (7) days prior to the hearing, each Party shall submit the following to the other party and the neutral:

(a) a copy of all exhibits on which such Party intends to rely in any oral or written presentation to the neutral;

(b) a list of any witnesses such Party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c) a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies shall not contain any recitation of the facts or any legal arguments and shall not exceed one (1) page per issue. The parties agree that neither side shall seek as part of its remedy any punitive damages.

(d) a brief in support of such party’s proposed rulings and remedies, provided that the brief shall not exceed twenty (20) pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

Except as expressly set forth in subparagraphs 4(a) - 4(d), no discovery shall be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5. The hearing shall be conducted on two (2) consecutive days and shall be governed by the following rules:

(a) Each Party shall be entitled to five (5) hours of hearing time to present its case. The neutral shall determine whether each Party has had the five (5) hours to which it is entitled.

(b) Each Party shall be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

examine witnesses, and to make a closing argument. Cross-examination of witnesses shall occur immediately after their direct testimony, and cross-examination time shall be charged against the Party conducting the cross-examination.

(c) The Party initiating the ADR shall begin the hearing and, if it chooses to make an opening statement, shall address not only issues it raised but also any issues raised by the responding Party. The responding Party, if it chooses to make an opening statement, also shall address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments shall proceed in the same sequence.

(d) Except when testifying, witnesses shall be excluded from the hearing until closing arguments.

(e) Settlement negotiations, including any statements made therein, shall not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also shall not be admissible. As to all other matters, the neutral shall have sole discretion regarding the admissibility of any evidence.

6. Within seven (7) days following completion of the hearing, each Party may submit to the other Party and the neutral a post-hearing brief in support of its proposed rulings and remedies, provided that such brief shall not contain or discuss any new evidence and shall not exceed ten (10) pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

7. The neutral shall rule on each disputed issue within fourteen (14) days following completion of the hearing. Such ruling shall adopt in its entirety the proposed ruling and remedy of one of the parties on each disputed issue but may adopt one Party’s proposed rulings and remedies on some issues and the other Party’s proposed rulings and remedies on other issues. The neutral shall not issue any written opinion or otherwise explain the basis of the ruling.

8. The neutral shall be paid a reasonable fee plus expenses. These fees and expenses, along with the reasonable legal fees and expenses of the prevailing Party (including all expert witness fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, shall be paid as follows:

(a) If the neutral rules in favor of one Party on all disputed issues in the ADR, the losing Party shall pay 100% of such fees and expenses.

(b) If the neutral rules in favor of one Party on some issues and the other Party on other issues, the neutral shall issue with the rulings a written determination as to how such fees and expenses shall be allocated between the Parties. The neutral shall allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the Party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

9. The rulings of the neutral and the allocation of fees and expenses shall be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction.

10. Except as provided in paragraph 9 or as required by law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings shall be deemed Confidential Information. The neutral shall have the authority to impose sanctions for unauthorized disclosure of Confidential Information.

11. All ADR hearings shall be conducted in the English language.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 1

[*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 2

ABBOTT PATENT RIGHTS

None.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 3

[*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 4

LICENSED PATENT RIGHTS

Title	ENP- Numbers	Application Number/ Patent Number	Country	Filing Date	Patent Issue Date	Status
Azapeptide	ENP-057	7,125,845	US (Utility)	03-Jul-2003	24-Oct-2006	Granted

		05010029A1	PCT Nationalization	19-May-2004	NA	Published

		[*****]	[*****]	[*****]	[*****]	[*****]

Quinoxaline	ENP-060	10/826,743	US (Utility)	16-Apr-2004	NA	Allowed

		[*****]	[*****]	[*****]	[*****]	[*****]

		[*****]	[*****]	[*****]	[*****]	[*****]

		[*****]	[*****]	[*****]	[*****]	[*****]

		2004800129286	China	16-Apr-2004	NA	Published

		04750236.4	European Patent Convention	16-Apr-2004	NA	Published

		06104304.7	Hong Kong	10-Apr-2004	NA	Published

		2006-513078	Japan	16-Apr-2004	NA	Pending

		1020057019856	Korea	16-Apr-2004	NA	Published

		US04/11841	PCT	16-Apr-2004	NA	Published

Tripeptide	ENP-065	10/849,107	US (Utility)	15-May-2004	NA	Allowed

		[*****]	[*****]	[*****]	[*****]	[*****]

Heteroaryl	ENP-066	10/774,047	US (Utility)	06-Feb-2004	NA	Published

		[*****]	[*****]	[*****]	[*****]	[*****]

		[*****]	[*****]	[*****]	[*****]	[*****]

		0480009268.6	China	06-Feb-2004	NA	Published

		047090204	European Patent Convention	06-Feb-2004	NA	Published

		[*****]	[*****]	[*****]	[*****]	[*****]

[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]

		[*****]	[*****]	[*****]	[*****]	[*****]

		[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Title	ENP- Numbers	Application Number/Patent Number	Country	Filing Date	Patent Issue Date	Status
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
		[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 5

MATERIAL TERMS TO BE INCLUDED IN CO-PROMOTION AGREEMENT

The Co-Promotion Agreement to be negotiated by the Parties upon exercise by Enanta of a Co-Promotion Option shall contain the following material terms. Capitalized terms used in this Schedule 5 and not otherwise defined have the meanings given to them in the Agreement.

1. Co-Promotion Rights.

(a) Enanta and Abbott hereby acknowledge and agree that the overall objective of co-promotion is to reach a broad customer audience, avoid confusion and redundancy of the marketing message for Co-Promoted Products and maximize the particular strengths that the Parties bring to the Co-Promotion of Co-Promoted Products. In connection therewith, it is the expectation of the Parties that each Marketing and Sales Plan shall provide that Enanta will perform up to the Enanta Co-Development Percentage of the total Detailing effort made each Calendar Year applicable to Co-Promoted Products in the Co-Promotion Territory (the “Co-Promotion Detailing Target”); provided, that, the allocation of the Detailing obligations between the Parties shall take into account the position of the Detail, the number of calls and the quality/difficulty and relative importance of the target audience. All such Detailing calls shall be made in such markets as the JDCC reasonably considers to be appropriate for the successful Commercialization of such Co-Promoted Product based on objective, quantifiable information and market research data with the objectives of allocating to each of Enanta and Abbott target audience and accounts from which each such Party will have the opportunity to attain its Co-Promotion Detailing Target. Notwithstanding the commercially reasonable and diligent efforts of the Parties to effect an objective allocation of individual accounts and target audience between the Parties, the Parties recognize that it may be necessary from time to time to reassign individual accounts and/or target audience between the Parties and the JDCC shall be entitled to review the allocation of accounts as it reasonably determines to be appropriate.

(b) The object of Co-Promotion is to increase Co-Promotion efforts to the Co-Promotion Target Audience with a consistent marketing message. It is recognized that the Parties bring particular strengths to the ongoing Commercialization of Co-Promoted Products in the Co-Promotion Territory. With respect to each Co-Promoted Product, the JDCC will assign to each Party a role in Commercialization functions and activities as the JDCC considers to be reasonably appropriate for the successful Commercialization of such Co-Promoted Product.

(c) Abbott shall grant to Enanta a co-exclusive (together with Abbott and its Affiliates), royalty-free license, with the right to grant sublicenses solely to Affiliates, under the Abbott Technology and Abbott Patent Rights, to Co-Promote Co-Promoted Products in the Co-Promotion Territory.

(d) Enanta and Abbott shall use an integrated sales force to Detail each Co-Promoted Product. In connection therewith, neither Party will, without the other Party’s prior written consent, use a Representative to Detail a Co-Promoted Product if that Representative is

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

also Detailing a product that is approved for an indication that is directly competitive with the Co-Promoted Product. Enanta and Abbott hereby agree that each such Party shall be responsible for ensuring that its Representatives Detail each Co-Promoted Product in a manner consistent with the Marketing and Sales Plan and/or the decisions of the JDCC. Notwithstanding the foregoing, in performing their respective Detailing obligations hereunder, each of the Parties agrees to (a) use Representatives with an experience profile appropriate for the target audience and Detailing role as described in the Marketing and Sales Plan; (b) provide its own sales management organization and infrastructure for its Representatives and (c) Detail the Co-Promoted Product in the first or second position.

2. Commercialization Efforts. Each Party shall use commercially reasonable efforts to execute its obligations under each Co-Promotion Marketing and Sales Plan, consistent with the applicable Co-Promotion Commercialization Budget, and to cooperate diligently with each other in carrying out such Co-Promotion Marketing and Sales Plan.

3. Co-Promotion Marketing and Sales Plan and Budget.

(a) Preparation of Plan and Budget. Abbott, in good faith consultation with Enanta, shall develop a Marketing and Sales Plan (“Co-Promoted Product Marketing and Sales Plan”) for each Co-Promoted Product for the Co-Promotion Territory, and each such Co-Promotion Marketing and Sales Plan shall be reviewed and approved by the JDCC; provided that each such Co-Promotion Marketing and Sales Plan shall be consistent with Enanta’s rights under the Agreement. Each Co-Promotion Marketing and Sales Plan shall include but not be limited to: (i) demographics and market dynamics, market strategies, estimated launch date(s) in the Co-Promotion Territory, a sales and expense forecast (including at least three (3) years of estimated sales and expenses) for the Co-Promotion Territory, manufacturing plans and expected product profile; (ii) a market plan (including Advertising (to be defined in the Co-Promotion Agreement) and Detailing forecasts and pricing strategies pertaining to discounts, samples and nominal price sales) for the Co-Promotion Territory; (iii) a commercialization budget (“Co-Promotion Commercialization Budget”) for each Co-Promoted Product for the Co-Promotion Territory, including the Third Parties proposed to be utilized and, to the extent practicable, any proposed Third Party arrangements. Each Co-Promotion Commercialization Budget shall include a budget of the expenses expected to be incurred in connection with performing the corresponding Co-Promotion Marketing and Sales Plan. Each Co-Promotion Marketing and Sales Plan and Co-Promotion Commercialization Budget shall be submitted to the JDCC for review and approval by a date to be established by the JDCC, taking into account Abbott’s and Enanta’s annual budget planning calendars, but no later than December 31 of each year. It is contemplated that each Co-Promotion Marketing and Sales Plan and Co-Promotion Commercialization Budget will become more comprehensive as the Co-Promotion of the applicable Co-Promoted Product evolves.

(b) Changes to Plans/Budgets. Any significant change in a Co-Promotion Marketing and Sales Plan or Co-Promotion Commercialization Budget during the course of the year will be communicated promptly to the JDCC. In addition, Abbott shall provide an update on each Co-Promotion Marketing and Sales Plan and Co-Promotion Commercialization Budget to the JDCC in a manner consistent (with respect to timing and content) with such updates as are reported internally by Abbott or its Affiliates on its or their other products at such time, but no less frequently than semi-annually.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

(c) [*****].

4. Control Over Advertising and Detailing.

(a) Neither Party shall engage in any Advertising or use any label, package, literature or other written material (other than General Public Relations (to be defined in the Co-Promotion Agreement) in connection with a Co-Promoted Product in the Co-Promotion Territory, unless the specific form and content thereof is approved by the JDCC.

(b) General Public Relations on the part of either Party need to be approved by the JDCC, and all representations and statements pertaining to Co-Promoted Products that appear in General Public Relations of Enanta or Abbott and include subject matter not previously approved by the JDCC shall be subject to the approval of the JDCC.

(c) All Advertising and Detailing undertaken by either Party hereto shall be undertaken in good faith with a view towards maximizing the sales of the applicable Co-Promoted Product.

(d) Except with the prior written consent of the other Party, neither Party shall use the name of the other Party or any Affiliate of the other Party in Advertising, Detailing or General Public Relations.

(e) Abbott shall have the sole responsibility for (i) deciding on pricing and for obtaining all pricing approvals as may be required for all Co-Promoted Products, (ii) conducting all billing and collections for Co-Promoted Products; and (iii) overseeing and implementing all other reimbursement matters but shall, in all such cases, consult with, and reasonably consider the views of, the JDCC with respect to the foregoing.

(f) Abbott shall have sole responsibility for arranging for the distribution and warehousing of Co-Promoted Products.

(g) Neither Party shall engage in any Advertising or use any label, package, literature or other written material (other than General Public Relations) in connection with a Co-Promoted Product unless the specific form and content thereof is approved by the JDCC. Without the prior written consent of the other party, no Party shall use the name of the other Party or any Affiliate of the other Party in General Public Relations.

5. Sales Efforts in the Co-Promotion Territory. As part of each Co-Promotion Marketing and Sales Plan for the Co-Promotion Territory, the JDCC shall determine the targeted level of sales of the applicable Co-Promoted Product for the Co-Promotion Target Audience for the Calendar Year covered by such Co-Promotion Marketing and Sales Plan. Each Co-Promotion Marketing and Sales Plan shall provide each Party the opportunity to perform a percentage of the Detailing calls to the Co-Promotion Target Audience each calendar year as the JDCC reasonably considers to be appropriate for the successful Commercialization of such Co-Promoted Product. The Parties shall allocate physicians in the Co-Promotion Target Audience in

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

an unbiased manner based on objective, quantifiable information and market research data with the objectives of allocating to each Party those physicians in the Co-Promotion Target Audience with the appropriate Detailing frequency to optimize the penetration of such Co-Promoted Product and achieve such Co-Promotion’s sales target. Notwithstanding the commercially reasonable efforts of the Parties to effect an objective allocation between them, the Parties recognize that it may be necessary from time to time to reassign individual medical professionals in the Co-Promotion Target Audience to optimize the targeted market opportunity, and, as a result, the JDCC shall be entitled to review the allocation of medical professionals in the Co-Promotion Target Audience as it reasonably determines to be appropriate.

6. Training Program. The Parties shall (a) develop a training program for the promotion of all Products (including, without limitation, all Co-Promoted Products in the Co-Promotion Territory) and (b) train all Representatives of both Parties to be used for the Co-Promotion of Co-Promoted Products in the Co-Promotion Territory as soon as practicable after the approval of the Marketing and Sales Plan by the JDCC. The Parties agree to utilize such training programs on an ongoing basis to assure a consistent, focused promotional strategy and all such training shall be carried out at a time that is mutually acceptable to Enanta and Abbott. No Representative of either Party may Detail a Co-Promotion Product unless such representative successfully completes the training program described in this Section 6. Except as provided herein, it is agreed that for the Product specific training, the internal costs and the out-of-pocket costs of such training programs (including without limitation the out-of-pocket costs of the development, production, printing of such training materials) shall not be included as a Development Cost under this Agreement and shall be treated as a Commercialization Expense.

7. Trademarks. Abbott shall select the Product Trademark under which each Co-Promoted Product shall be marketed. The Parties shall market each Co-Promoted Product in the Co-Promotion Territory exclusively under such Product Trademark (all such trademarks being hereinafter referred to as the “Co-Promotion Trademarks”), and Abbott shall grant Enanta a license to use such Co-Promotion Trademarks solely for such Co-Promotion. Abbott shall register the Co-Promotion Trademarks in the Co-Promotion Territory and shall take all such actions as are required to continue and maintain in full force and effect in the Co-Promotion Territory the Co-Promotion Trademarks and the registrations thereof, and shall be solely responsible for all expenses incurred in connection therewith. As between the Parties, Abbott shall be the exclusive owner of the Co-Promotion Trademarks in the Co-Promotion Territory.

8. Product Recalls. In the event that any Regulatory Authority issues or requests a recall or takes similar action in connection with a Co-Promoted Product, or in the event a Party reasonably believes that an event, incident or circumstance has occurred that may result in the need for a recall, market withdrawal or other corrective action regarding a Co-Promoted Product, such Party shall promptly advise the other Party thereof by telephone or facsimile. Following such notification, Abbott shall decide and have control of whether to conduct a recall or market withdrawal (except in the event of a recall or market withdrawal mandated by a Regulatory Authority, in which case it shall be required) or to take other corrective action in any country and the manner in which any such recall, market withdrawal or corrective action shall be conducted, subject to the oversight of the JDCC and provided that Abbott shall keep Enanta regularly informed regarding such recall, market withdrawal or corrective action. In the event of a dispute about whether to recall a Co-Promoted Product or to conduct a market withdrawal or take other

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

corrective action, the final decision on such matter shall be made by Abbott. In the event that Enanta disagrees with any such decision for reasons related to safety of a Co-Promoted Product, Enanta may elect to terminate its Co-Promotion of such Co-Promoted Product immediately by written notice to Abbott. Abbott shall bear all expenses of any such recall, market withdrawal or corrective action (including, without limitation, expenses for notification, destruction and return of the affected Co-Promoted Product and any refund to customers of amounts paid for such Co-Promoted Product).

9. Co-Promotion Mechanism.

(a) Sales. All sales of Co-Promoted Products in the Co-Promotion Territory shall be booked by Abbott. If, during the term of the Co-Promotion Agreement, Enanta receives orders from customers for a Co-Promoted Product, it shall refer such orders to Abbott.

(b) Processing of Orders for Co-Promoted Products.

(i) All orders for Co-Promoted Products received and accepted by Abbott during the term of the Co-Promotion Agreement shall be executed by Abbott in a reasonably timely manner consistent with the general practices applied by it in executing orders for other pharmaceutical products sold by it or its Affiliates.

(ii) Abbott shall have the discretion to reject any order received by it for a Co-Promoted Product; provided, however, that Abbott shall not reject such orders on an arbitrary basis, but only with reasonable justification and consistent with the general policies applied by it with respect to orders for other pharmaceutical products sold by it or its Affiliates.

(iii) Abbott shall comply with all Applicable Laws in selling any Co-Promoted Product.

10. Termination of Co-Promotion Participation. In addition to its termination right under Section 8, at the end of any Calendar Quarter, Enanta shall have the right, exercisable upon three (3) Calendar Quarters prior written notice (the “Co-Promotion Termination Notice Period”) to Abbott, to terminate its Co-Promotion of any Co-Promoted Product.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SCHEDULE 6

CALCULATION OF OPERATING INCOME

“Advertising” means the advertising and promotion of the Co-Developed Products in the Co-Development Territory through any means, including, without limitation, (i) television and radio advertisements; (ii) advertisements appearing in journals, newspapers, magazines or other media; (iii) seminars and conventions; (iv) packaging design; (v) professional education programs; (vi) samples (including related costs for manufacturing, shipping, and use taxes), visual aids and other selling materials; (vii) hospital formulary committee presentations; and (viii) presentations to state and other governmental formulary committees; provided, however, that Advertising shall exclude Detailing and General Public Relations. With regard to advertising and promotion that include products other than Co-Developed Products, the JDCC shall determine the percentage of such advertising and promotion that will be deemed Advertising for the purposes of this Agreement.

“Annual Operating Income” means the Operating Income derived in any Calendar Year.

“Commercialization Expense” means the sum of (a) Promotion Expense; (b) Marketing Expense; (c) any reasonable internal and out-of-pocket costs, expenses and fees incurred in prosecuting, maintaining, enforcing and defending the Product Trademark, Licensed Patent Rights, and/or Abbott Patent Rights covering a Co-Developed Product; (d) the cost of preparing and filing Drug Approval Applications with respect to Co-Developed Products; and (e) any other out-of-pocket cost or expense expressly stated to be a Commercialization Expense in this Agreement or under the Marketing and Sales Plan.

[*****]

“Detail” means, with respect to a Co-Developed Product, an interactive, live, face-to-face contact of a Representative within the Co-Development Territory with a medical professional with prescribing authority or other individuals or entities that have a significant impact or influence on prescribing decisions, in an effort to increase physician prescribing preferences of such Co-Developed Product for its approved uses within the Co-Development Territory, which shall involve (a) a primary product presentation (i.e. a Detail in which the Co-Developed Product is given an important emphasis) or (b) a secondary product presentation (i.e. a non-primary product presentation; provided, however, the emphasis is not less than that placed upon other products presented), in each case as measured by the relevant Party’s internal recording of such activity. When used as a verb, “Detailing” means performing Details. When used as an adjective, “Detailing” means of or related to performing Details.

“Distribution Costs” means all freight and distribution costs incurred in connection with, and directly attributable to, the distribution of a Co-Developed Product to the extent not otherwise included in Commercialization Expense.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

“General Public Relations” means any public relations activity (including a press release or image piece) which (i) promotes generally the business of a company or deals in a general manner with the activities of such company in a general pharmaceutical market; and (ii) mentions in an incidental manner the fact that such company or its Affiliates markets or sells one or more of the Co-Developed Products or provides other incidental information concerning one or more of the Co-Developed Products. Announcements related to this Agreement or that concern primarily the relationship of either Party to each other are not General Public Relations and must be agreed upon by both Parties in writing prior to release.

“Marketing Expense” means all reasonable out-of-pocket costs and all internal costs on an FTE basis equal to Abbott’s then applicable FTE Rate, annually for those individuals fully dedicated to the Product incurred by the Parties that are directly attributable to the following functions for the sale, promotion and marketing of a Co-Developed Product in the Co-Development Territory: (a) market research on such Co-Developed Product, (b) marketing communications, (c) corporate accounts, (d) managed care, (e) sales force training, (f) product hotlines, (g) reimbursement support, (h) contracting, (i) pricing, (j) conducting compassionate use programs and for domestic Phase IV studies for Co-Developed Products (including without limitation fully absorbed manufacturing costs for any Co-Developed Product utilized in such compassionate use programs) and (k) telemarketing services. Marketing Expense shall not include any General Public Relations or any other activities that promote the business of Abbott or Abbott as a whole without specifically referencing any Co-Developed Product.

[*****]

“Net Sales” has the meaning provided in Article 1.

“Personnel Costs” means the reasonable costs of employment of personnel employed by or under contract to a Party including, but not limited to, salaries, benefits (including the costs of cars or allowances therefore), travel, lodging, meals and office and computing supplies.

“Product Trademark” has the meaning provided in Article 1.

“Promotion Expense” means all reasonable out-of-pocket costs and expenses incurred by Abbott and directly attributable to the promotion of a Co-Developed Product in the Co-Development Territory to the extent that such costs are not included in Marketing Expense including, but not limited to (i) marketing, Advertising and promoting of Co-Developed Products (including, without limitation, educational expenses, advocate development programs and symposia, sales meetings, direct to consumer/patient advertising, samples, agency fees for the development of promotional materials and printing of promotional materials) and (ii) training and communication materials for the Co-Developed Products.

“Representative” means an individual (a) employed and trained by Abbott or Enanta or (b) employed by a Third Party or self-employed and trained by or on behalf of Abbott or Enanta, in either case, to Detail a Product.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

“Third Party Royalties” means royalty payments made to any Third Party pursuant to an agreement by and between a Party and such Third Party that are necessary to make, use, or sell such Co-Developed Product in the Co-Development Territory.

[*****]:

1.	[*****].

2.	[*****].

3.	[*****].

4.	[*****].

5.	[*****].

6.	[*****].

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

[*****]

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

EXECUTION COPY

FIRST AMENDMENT TO COLLABORATIVE DEVELOPMENT AND LICENSE AGREEMENT

This First Amendment (this “First Amendment”), made this 27th day of January, 2009 to the Collaborative Development and License Agreement dated November 27, 2006 (the “Agreement”), is entered into by and between Abbott Laboratories, having its principal office at 100 Abbott Park Road, Abbott Park, IL 60064-3500 (together with its affiliates, “Abbott”) and Enanta Pharmaceuticals, Inc., with principal offices at 500 Arsenal Street, Watertown, Massachusetts 02472 (“Enanta”).

NOW THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto intending to be legally bound hereby agree as follows:

A. Any capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Agreement,

B. In Sections 1.18, 1.72, 2.1.4(h), 3.1, 3.5, 3,6, 4.1.1, 11.3.1(c), and 11.3.2(b) of the Agreement, any occurrence of the words (whether in the singular or the plural) “Compound or Abbott Compound” or “Compound and/or Abbott Compound” (and in the case of Sections 1.67, 1.74, 2.3.1, 4.5.1, 5.1, 5.2, 6.5.1(b), 10.2.1, and 11.3.6(c) the occurrence of the word “Compound”) shall be changed to the words “Compound, Abbott Compound, compound covered by Joint Patent Rights or compound covered by Joint Technology.” In addition, each occurrence of the word “Compound” in Sections 8.2.2(b), 8.5.1(a), 8.5.2(a), 10.1.6, 11.3.2(e) and 12.2.3 shall be changed to “Compound or compound covered by Joint Patent Rights or compound covered by Joint Technology.”

C. Section 1.29(a) of the Agreement is hereby deleted in its entirety, and the following Section 1.29(a) is inserted in lieu of the deleted Section:

“(a) with respect to activities of either Party in the Research Program and/or the conduct by Abbott of evaluation activities pursuant to Section 3.9, the efforts and resources typically used by companies that are similar in size to such Party in the performance of research programs with respect to, and/or the evaluation of, comparable research compounds, and”

D. A new section 3.9 shall be added to the Agreement, as follows:

3.9 Evaluation Period. Notwithstanding anything in this Agreement to the contrary, during the period commencing upon the termination or expiration of the Research Program Term (including any extensions thereto) continuing for a period of six (6) months (as so extended, the “Evaluation Period”), Abbott shall have the right to analyze any Compounds, Abbott Compounds, compounds covered by Joint Patent Rights or compound covered by Joint Technology that were synthesized prior to the termination or expiration of the Research Program

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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Term (each, an “Evaluation Compound”) solely for the purpose of identifying one or more Compounds, Abbott Compounds, compounds covered by Joint Patent Rights or compounds covered by Joint Technology suitable for further Development as Candidates. Either Party may nominate any Evaluation Compound as a Candidate by providing written notice to the JSC pursuant to Section 3.5 and the JSC may select any Evaluation Compound so nominated as a Candidate pursuant to Section 3.6, subject to all applicable provisions of this Agreement (including, but not limited to, applicable provisions in Article 2 and Sections 3.3, 3.4, 3.5, 3.6 and 3.7 and this Section 3.9), which provisions shall survive the termination or expiration of the Research Program Term. During the Evaluation Period, (a) chemistry scale-up of Evaluation Compounds is permitted (including, but not limited to, the use of Enanta Technology and/or Program Technology), but no further medicinal chemistry will be conducted by Abbott under this Agreement; and (b) Section 8.1.1 and Section 8.3.1 shall apply to the evaluation activities conducted pursuant to this Section 3.9. Abbott shall pay Enanta a non-refundable, non-creditable evaluation fee in the amount of [*****] by wire transfer of immediately available funds on the date of commencement of the Evaluation Period and fund [*****] Enanta FTEs during the Evaluation Period at an annualized rate of [*****] per FTE. All amounts due hereunder for FTEs shall be payable on the first day of each calendar quarter occurring during the Evaluation Period. In addition to the foregoing:

(a) As to each patent or patent application of a Joint Patent Right, Abbott and Enanta shall agree to apportion each such patent or patent application into: (i) patent(s) and application(s) claiming only HCV NS3 or HCV NS3/4A protease inhibitor compounds, pharmaceutical compositions containing such compounds, methods for manufacturing such compounds and/or methods of using such compounds in treating HCV infections; and/or (ii) patent(s) and application(s) claiming subject matter not set forth in the foregoing subsection 3.9(a)(i), including, without limitation, formulation technology, compounds other than compounds set forth in subsection 3.9(a)(i), compositions containing compounds other than compounds set forth in subsection 3.9(a)(i), and/or methods of manufacturing compounds other than compounds set forth in subsection 3.9(a)(i). Upon the expiration or termination of the Term (except if the Agreement is terminated pursuant to Section 11.3.3, 11.2.3, or is otherwise terminated for reasons of a Party’s bankruptcy or insolvency), Abbott shall be deemed to have assigned, and hereby does assign, to Enanta all of Abbott’s right, title and interest solely to patents/patent applications set forth in subsection 3.9(a)(i) above, Patents and patent applications set forth in subsection 3.9(a)(ii) shall be jointly owned upon the expiration or termination of the Term. Upon expiration or termination of the Term (except if the Agreement is terminated pursuant to Section 11.3.3, 11.2.3, or is otherwise terminated for reasons of a Party’s bankruptcy or insolvency), Abbott shall grant Enanta an exclusive (even as to Abbott), perpetual, fully-paid, royalty-free, world-wide license, with the right to sublicense, under the patents and patent applications set forth in subsection 3.9(a)(ii) to Develop and Commercialize HCV NS3 or HCV NS3/4A

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

protease inhibitor compounds claimed by such patents and patent applications as set forth in subsection 3.9(a)(i) in the Field. In the event that Abbott commercializes in the Field any HCV protease inhibitors conceived after the Term as a result of utilizing the technology claimed in patents/patent applications set forth in subsection 3.9(a)(ii), Abbott shall pay Enanta a royalty on products containing such HCV protease inhibitors as described in section 6.5.1; and in such event, Enanta shall grant Abbott an exclusive (even as to Enanta), perpetual, world-wide license, with the right to sublicense, under the patents/patent applications set forth in subsection 3.9(a)(ii) to make, use, sell, offer to sell, or have made the aforesaid HCV protease inhibitors. In the event that Abbott and Enanta do not agree in apportioning claims in such patents and patent applications, then such dispute shall be resolved by joint patent counsel selected by the JSC who (and whose firm) is not at the time of the dispute, and was not at any time during the five (5) years prior to the dispute, performing services for either of the Parties. The Parties shall share equally in the expenses of such patent counsel.

(b) During the Evaluation Period, at Abbott’s request: (i) Enanta shall render reasonable assistance (including, but not limited to, providing to Abbott available quantities of Compounds, compounds covered by Joint Patent Rights and compounds covered by Joint Technology) to Abbott to facilitate Abbott’s activities undertaken pursuant to this Section 3.9; and (ii) the words “Evaluation Period” shall be inserted after the words “Research Term” in each of Sections 8.5.1(a) and 8.5.2(a).

(c) During the Evaluation Period, Abbott shall use Commercially Reasonable Efforts to undertake its activities pursuant to this Section 3.9 and shall comply with the reporting requirements of Section 3.5 of this Agreement.

(d) After expiration of the Evaluation Period and continuing for the remainder of the Term, the Parties may nominate and designate Evaluation Compounds as Candidates under the applicable provisions set forth in this Agreement, including, but not limited to Section 3.6. Upon the termination or expiration of the Term, the Parties’ respective rights to nominate and designate Evaluation Compounds under Section 3.9 shall terminate.

E. A new section 3.10 shall be added to the Agreement, as follows:

3.10 External Compounds. Either Party (a “Providing Party”) may, in its sole discretion, provide the other Party (a “Receiving Party”) with access to any proprietary compound Controlled by such Providing Party that is not a Compound, Abbott Compound, compound covered by Joint Patent Rights or compound covered by Joint Technology (each an “External Compound” and collectively, the “External Compounds”) solely to enable the Receiving Party to conduct research activities involving the combination of such External Compound with a Compound, Abbott Compound, compound covered by Joint Patent Rights or compound covered by Joint Technology (“Combination Activities”). In

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

addition, a Providing Party may, in its sole discretion, conduct Combination Activities itself with an External Compound Controlled by such Providing Party. Prior to conducting any Combination Activities hereunder the Parties shall obtain approval from the other Party. Notwithstanding anything in this Agreement to the contrary: (i) the Providing Party shall retain all right, title and interest in and to any such External Compound; (ii) the Receiving Party shall receive no right, title or interest in or to, nor any express or implied license to use, such External Compound in any way, other than to perform Combination Activities expressly authorized by the Providing Party; (iii) the Providing Party shall have no limitation on its ability, in its sole discretion, to withhold access under this Section 3.10 to any of its External Compounds, or to withdraw the Receiving Party’s access to any of its External Compounds at any time for any or no reason immediately upon written notice; (iv) the Providing Party shall have sole and exclusive ownership of all right, title and interest in and to any Technology other than technology covered by Joint Combination Patent Rights (as defined below), that is conceived or first reduced to practice by either Party in the conduct of Combination Activities that relates solely to the External Compound of the Providing Party or its use; (v) the Providing Party and the Receiving Party shall jointly own any patent right that is conceived or first reduced to practice by either Party in the conduct of Combination Activities that relates solely to the use of an External Compound specifically in combination with a Compound, Abbott Compound, compound covered by Joint Patent Rights or compound covered by Joint Technology (“Joint Combination Patent Right”); (vi) no Joint Technology, Joint Patent Rights or Abbott Improvements shall result from any activities conducted by any Party with External Compounds; and (vii) the Providing Party, acting through patent counsel of its choice, shall be solely responsible for the preparation, filing, prosecution and maintenance of Joint Combination Patent Rights; provided, that, for purposes of determining the remaining rights and obligations of the Parties with respect to the filing, prosecution and maintenance of any such patent rights by the Providing Party, such patent rights shall be deemed to be Joint Patent Rights for purposes of this Agreement and shall be governed by Article 10 . Subject to Article 8 of this Agreement, the Providing Party shall have no limitation on its ability, in its sole discretion, to conduct or direct any research, development, commercialization or any other activities with respect to any External Compound. In addition to the foregoing:

(a) all data and results (including raw data and reports) produced or generated by either Party in the conduct of Combination Activities will be shared with the other Party as soon as it is available and may be used by both Parties subject to the limitations set forth in this Agreement. In addition, if the Receiving Party or the Providing Party will be conducting Combination Activities with respect to an External Compound, the Providing Party shall provide the Receiving Party with detailed scientific data relating to such External Compound, including any preclinical and clinical data, but excluding compound structure with respect to the type of Combination Activities to be conducted at least [*****] in advance of proposed start date of the Combination Activities; provided, that all such data

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

shall be treated as Confidential Information of the Providing Party. By way of example, it is the understanding of the Parties that the Providing Party will be obligated under this Section 3.9(a) to provide virology data to the Receiving Party only to the extent that the Combination Activities to be conducted by the Receiving Party involve virology activities and to provide toxicology data to the Receiving Party only to the extent that the Combination Activities to be conducted by the Receiving Party involve toxicology activities.

(b) The Providing Party or Receiving Party, as the case may be, shall provide written notice to the other Party at least [*****] in advance of the proposed start date of any proposed Combination Activities.

F. A new section 3.11 shall be added to the Agreement, as follows:

3.11 Confidentiality of Information Concerning External Compounds. For purposes of clarity, subject to Section 1.33, all information provided by a Providing Party to a Receiving Party regarding any External Compound pursuant to Section 3.10, and any information regarding any External Compound ascertained in connection with activities authorized under Section 3.10, shall be Confidential Information of the Providing Party for purposes of this Agreement. Notwithstanding Article 7 of the Agreement, each of Abbott and Enanta agree that during the Term and for an additional [*****] years thereafter, they shall not disclose (except only to employees to the extent necessary to enable such employees to perform the activities authorized under Section 3.10 above) or use (except as specifically allowed under Section 3.10 above and Section 7.1.2), any Confidential Information provided by the Providing Party regarding any External Compound, or any Confidential Information regarding any External Compound ascertained in connection with activities authorized under Section 3.10 without, in either case, the prior written authorization of the Providing Party.

G. Section 10.1.4 of the Agreement is hereby deleted in its entirety, and the following Section 10.1.4 is inserted in lieu of the deleted Section:

10.1.4 Joint Patent Rights. The JSC shall determine the jurisdictions within the Territory in which patent applications will be filed with respect to Joint Patent Rights as well as the patent counsel that shall represent both Enanta and Abbott for the preparation, filing, prosecution and maintenance of Joint Patent Rights. Each Party will independently select which countries it will financially support with respect to the preparation, filing, prosecution and maintenance of Joint Patent Rights. The Parties shall share (at a rate of [*****] of the total costs with respect to each country) in the expenses incurred for the preparation, filing prosecution and maintenance of Joint Patent Rights in each country independently selected by both Parties. The expenses incurred for the preparation, filing, prosecution and maintenance of Joint Patent Rights in any country that is selected by one Party but not by the other Party shall be borne solely by the Party selecting that country. For purposes of clarity, (a) neither Party shall be obligated to share in the expenses incurred in the preparation, filing, prosecution and maintenance of

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

any Patent Rights under this Agreement and (b) any decision by a Party not to share in the expenses incurred for the preparation, filing, prosecution and maintenance of Joint Patent Rights in any country shall not affect the rights of such Party with respect to such Joint Patent Rights in such country.

H. Section 11.1 of the Agreement is hereby deleted in its entirety, and the following Section 11.1 is inserted in lieu of the deleted Section:

11.1 Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the end of the Evaluation Period and, if at the end of the Evaluation Period, Abbott is Developing a Candidate or Commercializing a Product arising out of the Research Program, thereafter until (a) such time as Abbott is no longer Developing a Candidate for use in the Field and in the Territory or (b) if, as of the time Abbott is no longer Developing any Candidates, Abbott is Commercializing any Product, until such time as all Royalty Terms for all Products and all Co-Development Terms for all Co-Developed Products have ended, unless earlier terminated in accordance with the provisions of this Article 11 (the “Term”).

I. Abbott and Enanta agree that this First Amendment shall be annexed to and made part of the Agreement. Any conflicts arising between this First Amendment and the Agreement shall be resolved in favor of the provisions of this First Amendment. Except as herein provided, all of the terms and conditions in the Agreement remain unchanged and are hereby reaffirmed.

J. This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, Abbott and Enanta have each caused this First Amendment to be executed by a duly authorized representative as of the day and year first above written.

ABBOTT LABORATORIES		ENANTA PHARMACEUTICALS, INC.

By:	/s/ John M. Leonard	By:	/s/ Jay R. Luly
Name:	/s/ John M. Leonard	Name:	Jay R. Luly
Title:	Senior VP, Global Pharmaceutical	Title:	President and CEO
Research and Development

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

SECOND AMENDMENT TO COLLABORATIVE DEVELOPMENT AND LICENSE AGREEMENT

This Second Amendment (this “Second Amendment”), made this 9th day of December, 2009 (“Second Amendment Effective Date”) to the Collaborative Development and License Agreement dated November 27, 2006 (as previously amended, the “Agreement”), is entered into by and between Abbott Laboratories, having its principal office at 100 Abbott Park Road, Abbott Park, IL 60064-3500 (together with its affiliates, “Abbott”) and Enanta Pharmaceuticals, Inc., with principal offices at 500 Arsenal Street, Watertown, Massachusetts 02472 (“Enanta”).

WHEREAS on November 27, 2006, the parties entered into a Collaborative Development and License Agreement;

WHEREAS on January 27, 2009, the parties amended the November 27, 2006 Collaborative Development and License Agreement in a First Amendment to Collaborative Development and License Agreement;

WHEREAS under the terms of the Agreement, the Research Program Term is set to expire and Abbott and Enanta both desire to extend the Research Program Term;

NOW THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto intending to be legally hound hereby agree as follows:

A. Any capitalized term used and not otherwise defined herein shall have the meaning set forth in the Agreement.

B. Section 1.99 of the Agreement is hereby deleted in its entirety and replaced by the following Section 1.99:

1.99 “Research Program Term” means the period beginning on the Approval Date and, subject to Section 3.8, ending on December 15, 2010.

C. Notwithstanding anything in the Agreement to the contrary, Enanta shall commit to the Research Program at least [*****] FTEs during the period beginning on the Second Amendment Effective Date and ending December 15, 2010.

D. The words “if extended as per Section 3.8” shall be deleted from the second sentence of Section 6.3.1 in the Agreement.

E. [*****].

F. Abbott and Enanta agree that this Second Amendment shall be annexed to and made part of the Agreement. Any conflicts arising between this Second Amendment and the Agreement shall be resolved in favor of the provisions of this Second Amendment. Except as herein provided, all of the terms and conditions in the Agreement remain unchanged.

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

G. This Second Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, Abbott and Enanta have each caused this Second Amendment to be executed by a duly authorized representative as of the day and year first above written.

ABBOTT LABORATORIES		ENANTA PHARMACEUTICALS, INC.

By:	/s/ John M. Leonard	By:	/s/ Yujiro Hata
Name:	John M. Leonard, M.D.	Name:	Yujiro Hata
Title:	Senior Vice President, Pharmaceuticals	Title:	Chief Business Officer
Research and Development

Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Asterisks denote such omission.

Exhibit 10.2

Enanta has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

COLLABORATION AND LICENSE AGREEMENT

This COLLABORATION AND LICENSE AGREEMENT (“Agreement”) is made as of February 16, 2012 (“Effective Date”), by and between Novartis Institutes for BioMedical Research, Inc., with its principal office at 250 Massachusetts Avenue, Cambridge, Massachusetts 02139 (“Novartis”) and Enanta Pharmaceuticals, Inc., with its principal office at 500 Arsenal Street, Watertown, Massachusetts 02472 (“Enanta”). Novartis and Enanta are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Novartis and its Affiliates are in the business of discovering, developing, manufacturing, marketing and selling pharmaceuticals worldwide;

WHEREAS, Enanta owns or Controls the Enanta IP relating to the Enanta Compounds;

WHEREAS, Enanta and Novartis are interested in generating Collaboration Compounds and new Enanta Compounds that target NS5A; and

WHEREAS, Novartis wishes to obtain, and Enanta wishes to grant, exclusive rights to the Enanta Compounds and the Collaboration Compounds in the Field and in the Territory on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions. Unless the context otherwise requires, the terms in this Agreement with initial letters capitalized, shall have the meanings set forth below, or the meaning as designated in the indicated places throughout this Agreement.

“Accounting Standards” means, with respect to Enanta, US GAAP (United States Generally Accepted Accounting Principles) and, with respect to Novartis, the IFRS (International Financial Reporting Standards), in each case, as generally and consistently applied throughout the Party’s organization. Each Party shall promptly notify the other in writing in the event that it changes the Accounting Standards pursuant to which its records are maintained, it being understood that each Party may only use internationally recognized accounting principles (e.g. IFRS, US GAAP, etc).

“Acquired Product” shall have the meaning set forth in Section 4.3.

“Acquired Program” shall have the meaning set forth in Section 4.3.

“Acquirer” shall have the meaning set forth in the definition of Change of Control.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

“Affiliate” means, with respect to a Party, any entity or person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, ‘control’ or ‘controlled’ means, direct or indirect, ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors in the case of a corporation or fifty percent (50%) or more of the equity interest in the case of any other type of legal entity; status as a general partner in any partnership; or any other arrangement whereby the entity or person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity or the ability to cause the direction of the management or policies of a corporation or other entity. The Parties acknowledge that in the case of entities organized under the laws of certain countries where the maximum percentage ownership permitted by law for a foreign investor is less than fifty percent (50%), such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Alliance Manager” shall have the meaning set forth in Section 5.1.

“Blended Rate” means (a) the total amount of royalties (stated in United States Dollars) that would be payable with respect to the relevant Product under Sections 11.3 and 11.4 in all countries where royalties are due for Products as determined in accordance with the methodology provided in Section 11.5, without any applicable reduction in the royalty rate under Section 11.6 and/or 11.7, divided by (b) the total Net Sales (stated in United States Dollars) of such Product in that same period in such countries, expressed as a percentage.

“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

“Calendar Year” means a period of twelve (12) consecutive calendar months ending on December 31.

“Change of Control” means, following the Effective Date, the occurrence that any Third Party, or group of Third Parties acting in concert (collectively, an “Acquirer”): (a) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the stock of Enanta or its Affiliates then outstanding and normally entitled to vote in elections of its or their board of directors; (b) consolidates with or merges with or into Enanta or its Affiliates pursuant to a transaction in which more than fifty percent (50%) of the total voting power of the voting securities outstanding of the surviving entity normally entitled to vote in elections of directors (or equivalent governing body) is not held by the Persons holding at least fifty percent (50%) of the outstanding shares of the relevant entity preceding such consolidation or merger; (c) obtains, whether through conveyance, assignment, transfer or lease, all or substantially all of the assets of Enanta or its Affiliates; or (d) acquires effective control of the management and policies of Enanta or its Affiliates.

“Claims” means all Third Party demands, claims, actions, proceedings and liability (whether criminal or civil, in contract, tort or otherwise) for losses, damages, reasonable legal costs and other reasonable expenses of any nature whatsoever.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	2

“Co-Detail Notice” has the meaning set forth in Section 10.2.

“Co-Detail Option Exercise Notice” has the meaning set forth in Section 10.3.

“Co-Detailing/Co-Detail” means co-Detailing activities for the Products to be conducted by Enanta through its own sales force in the United States in the event that Enanta exercises its rights under Section 10.2.

“Co-Detailing Agreement” has the meaning set forth in Section 10.3(c).

“Collaboration Compound” means any NS5A Compound that is not an Enanta Compound and that is conceived of, reduced to practice or created (i) in the course of performance of the Research Program, or (ii) in the course of any exercise by Novartis or its Affiliates of the license granted in Section 3.1(b) or otherwise through the material use of any scientific Confidential Information of Enanta, including any complexes, chelates, clathrates, esters, salts, stereoisomers, enantiomers, pro-drug forms, hydrates, solvates, polymorphs, other non-covalent derivatives, metabolites, and crystalline forms of any such compounds.

“Collaboration IP” means all Patent Rights, Know-How and other intellectual property that is owned or Controlled by either Party or its Affiliates, and (i) generated in the course of performance of the Research Program, or (ii) generated by Novartis or its Affiliates outside of the Research Program in the course of any exercise by Novartis or its Affiliates of the licenses granted hereunder and directly related to or claiming the structure of any Collaboration Compound, or directly related to the use, formulation or manufacture of any such Collaboration Compound, provided that in no event shall Collaboration IP include any Enanta Patents or any Enanta Know-How.

“Combination Products” mean any pharmaceutical product (in any formulation) containing one or more active pharmaceutical ingredients in addition to a Licensed Compound.

“Commercialize” means to market, promote, distribute, import, export, offer to sell and/or sell Product and/or conduct other Commercialization, and “Commercialization” means commercialization activities relating to Product(s), including activities relating to marketing, promoting, distributing, importing, exporting, offering for sale and/or selling Product(s).

“Commercially Reasonable Efforts” means the diligent expenditure of those efforts and resources that Novartis or its Affiliates would reasonably use were it developing or commercializing its own pharmaceutical product that is of similar market and profit potential and of similar risk profile at a similar stage in its product life as the applicable Product, taking into account, among other things, anticipated product labeling, anticipated financial return, relevant medical and clinical considerations, anticipated regulatory environment and competitive market conditions, all as measured by the facts and circumstances at the time such efforts are due. For clarity, it is understood and

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	3

acknowledged that Commercially Reasonable Efforts in the Development or Commercialization of a Product may include sequential implementation of clinical trials and/or intervals between clinical trials for data interpretation and clinical program planning and approval, to the extent such implementation is consistent with the scientific, technical and commercial factors relevant to Development or Commercialization of such Product in the relevant country.

“Competing Product” means any product containing an NS5A Compound or related product, alone or in combination with another active pharmaceutical ingredient, which is not a Licensed Compound or Product.

“Confidential Information” means all Know-How and other proprietary information and data of a financial, commercial or technical nature which the disclosing Party or any of its Affiliates has supplied or otherwise made available to the other Party or its Affiliates, whether disclosure is made orally, in writing or in electronic form, and including any other information deemed Confidential information as expressly provided in this Agreement.

“Control” or “Controlled” means, with respect to any Know How, Patent Rights, other intellectual property rights, or any proprietary or trade secret information, the legal authority or right (whether by ownership, license or otherwise) of a Party to grant a license or a sublicense of or under such Know How, Patent Rights, or intellectual property rights to the other Party as contemplated hereunder, or to otherwise disclose such proprietary or trade secret information to the other Party as contemplated hereunder, without breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information of a Third Party.

“Detail” means a face to face discussion between a sales representative and a Prescriber for the purposes of discussing and informing such Prescriber of the characteristics of the Products. When used as a verb, the terms “Detail” or “Detailing” means to perform a Detail.

“Develop” or “Development” means preclinical and clinical drug development activities relating to Licensed Compounds or Products, including, without limitation, test method development and stability testing, assay and audit development, toxicology, formulation, quality assurance and quality control development, statistical analysis, clinical trials and regulatory affairs, and the preparation, filing and prosecution of new drug applications and Regulatory Approvals and their equivalent worldwide.

“EMA” means the European Medicines Agency or any successor entity thereto.

“Enanta Background IF” means, subject to Section 20.1, all Patent Rights, Know-How and other intellectual property that are Controlled by Enanta or its Affiliates during the Term that are not included within Enanta IP or Collaboration IP and that are necessary or useful for the conduct of the Research Program or the Development, manufacture, Commercialization, use, importation or sale of Licensed Compound(s) or Product(s) in the Field and in the Territory, provided that Enanta Background IP shall not include

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	4

Patent Rights, Know-How or other intellectual property to the extent relating to any compound whose structure is proprietary to Enanta or its Affiliates and that is not an NS5A Compound, whether used alone or in combination with any other molecule, including without limitation any NS5A Compound.

“Enanta Compound” means (i) the small molecule known as EDP-239 and any other NS5A Compound claimed in the Enanta Patents, including any complexes, chelates, clathrates, esters, salts, stereoisomers, enantiomers, pro-drug forms, hydrates, solvates, polymorphs, other non-covalent derivatives, metabolites, and crystalline forms of such compounds to the extent such structures are claimed in the Enanta Patents, and (ii) any other novel NS5A Compounds which are proprietary to and Controlled by Enanta as of the Effective Date, but which are not claimed in the Enanta Patents as of such date.

“Enanta IP” means the Enanta Patents and Enanta Know-How.

“Enanta Know-How” means any Know-How owned or Controlled by Enanta or any of its Affiliates relating to the Licensed Compounds that is reasonably necessary or useful for the research, Development, manufacture, Commercialization, use, importation or sale of Licensed Compound(s) in the Field and in the Territory and that is not generated solely or jointly by Enanta or its Affiliates in the course of performance of the Research Program. However, Enanta Know-How shall not include Know-How owned or Controlled by Enanta or its Affiliates to the extent not relating to NS5A Compounds, including Know-How directed to combination therapies, and which is or may be or become owned or Controlled by Enanta or its Affiliates, and which is or may become exclusively licensed to Third Parties in connection with collaborations regarding proprietary compounds directed to HCV-relevant targets other than NS5A.

“Enanta Patents” means the patents and patent applications identified in Exhibit A and all Patent Rights claiming priority thereto, and any other Patent Rights that are not Collaboration IP and are owned or Controlled by Enanta or any of its Affiliates to the extent they include claims to novel NS5A Compounds. However, Enanta Patents shall not include claims in Patent Rights not listed in Exhibit A owned or Controlled by Enanta or its Affiliates which do not claim Enanta’s novel NS5A Compound structures, including claims directed to combination therapies, and which are or may be or become owned or Controlled by Enanta or its Affiliates, and which are or may become exclusively licensed to Third Parties in connection with collaborations regarding Enanta’s proprietary compounds directed to HCV-relevant targets other than NS5A.

“Encumbrance” means any claim, charge, equitable interest, hypothecation, lien, mortgage, pledge, option, license, assignment to a Third Party, power of sale, retention of title by a Third Party, right of pre-emption, right of first refusal or security interest of any kind.

“FDA” means the United States Food and Drug Administration or any successor entity thereto.

“Field” means all uses.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	5

“First Commercial Sale” means the first sale of a Product by or under the authority of Novartis or an Affiliate, or a sublicensee of Novartis or of a Novartis Affiliate, to a Third Party in a country in the Territory following Regulatory Approval of such Product in that country or, if no such Regulatory Approval or similar marketing approval is required, the date upon which such Product is first commercially launched in such country; provided that First Commercial Sale shall not include any distribution or other sale solely for so-called treatment IND sales, named patient sales, compassionate or emergency use sales and pre-license sales.

“FPFV” means the administration of the first dose of a Licensed Compound or Product to the first patient (or volunteer, as relevant) while participating in a clinical trial.

“FTE Rate” shall mean a rate of [*****] per annum based on the yearly time for a full-time equivalent scientific employee during the Research Term, consisting of a total of [*****] per annum (“FTE”), to be pro-rated on a daily basis if necessary (per annum amount to be divided by [*****] to produce the rate per whole day consisting of eight hours); such rate to be restricted to scientific work and managerial activities related directly to the Research Program. For the avoidance of doubt, such rate includes all benefits, travel, overhead and any other expenses.

“Generic Equivalent” means any product with the same active ingredient and administration route as the Product bioequivalent to and substitutable (i.e., “AA” or “AB” therapeutic equivalence code or other therapeutic equivalence code hereafter created with similar meaning) for the Product and that is sold under an ANDA or NDA pursuant to the FDC Act, or pursuant to the applicable law of the relevant jurisdiction.

“IND” means an Investigational New Drug application in the US filed with the FDA or the corresponding application for the investigation of Products in any other country or group of countries, as defined in the applicable laws and regulations and filed with the Regulatory Authority of the relevant country or group of countries.

“Insolvency Event” means, in relation to either Party, any one of the following: (a) that Party becomes insolvent (as determined under the laws of that Party’s jurisdiction of organization); (b) that Party is the subject of voluntary or involuntary bankruptcy proceedings instituted on behalf of or against such Party (except for involuntary bankruptcy proceedings which are dismissed within sixty (60) days); (c) an administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed in respect of that Party; (d) a resolution shall have been passed by that Party’s directors or stockholders to wind up that Party, other than a resolution for the solvent reconstruction or reorganization of that Party; (e) a resolution shall have been passed by that Party’s directors or stockholders to make an application for an administration order or to appoint an administrator; or (f) that Party proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of that Party’s creditors or makes or suspends or threatens to suspend making payments to all or some of that Party’s creditors or the Party submits to any type of voluntary arrangement.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	6

“Invoice” shall mean an invoice substantially in the form of Exhibit C.

“Joint Steering Committee” or “JSC” means the committee established as set forth in Section 5.2.

“Know-How” means all technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to compounds, formulations, compositions, products or to their manufacture, development, registration, use or commercialization or methods of assaying or testing them or processes for their manufacture, formulations containing them, compositions incorporating or comprising them and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formulae, expertise and information, regulatory filings and copies thereof, relevant to the development, manufacture, use or commercialization of and/or which may be useful in studying, testing, development, production or formulation of products, or intermediates for the synthesis thereof.

“Knowledge” means the actual knowledge of Enanta.

“Licensed Compound” means any Enanta Compound or Collaboration Compound.

“Loss of Market Exclusivity” means, with respect to any Product in any country, the following has occurred: (a) the Net Sales of such Product in that country in any Calendar Year are less than [*****] in any Calendar Year of such Product in that country immediately preceding the launch of a Generic Equivalent; and (b) the decline in such sales is attributable in material part to the marketing or sale in such country of a Generic Equivalent of such Product by a Third Party.

“MAA” means an application for the authorization to market the Product in any country or group of countries outside the United States, as defined in the applicable laws and regulations, and filed with the Regulatory Authority, of a given country or group of countries.

“Major EU Country” means any of France, Germany, Italy, Spain and the United Kingdom.

“Milestones” means the milestone events relating to the Products as set forth in Section 11.2.

“Milestone Payments” means the payments to be made by Novartis to Enanta upon the achievement of the corresponding Milestones as set forth in Section 11.2.

“NDA” means a New Drug Application in the United States for authorization to market the Product, as defined in the applicable laws and regulations of, and filed with, the FDA.

“Net Sales” means, with respect to any Product, the gross amount invoiced by or on behalf of Novartis or any of its Affiliates or its or its Affiliates’ sublicensees (a “Seller”)

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	7

for such Product sold to Third Parties (other than to any such sublicensees for resale) in bona fide, arm’s length transactions, less deductions from gross sales booked on an accrual basis as determined in accordance with Novartis’ Accounting Standards as consistently applied, less a deduction of [*****] for uncollectible amounts on previously sold items. The deductions from gross sales in accordance with Novartis Accounting Standards may include, without limitation, the following:

(i)	normal trade and cash discounts actually given;

(ii)	amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(iii)	rebates and chargebacks granted to customers and third parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates);

(iv)	any amounts recorded in gross revenue associated with goods provided to customers for free;

(v)	amounts provided or credited to customers through coupons and other discount programs to the extent consistent with Seller’s normal practices;

(vi)	delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates;

(vii)	fee for service payments to customers for any non-separable services (including compensation for maintaining agreed inventory levels and providing information) to the extent consistent with Seller’s normal practices; and

(viii)	other specifically identifiable deductions substantially similar to those itemized above in accordance with Novartis’ Accounting Standards.

With respect to the calculation of Net Sales:

(1)	Net Sales shall only include the value charged or invoiced on the first arm’s length sale to a Third Party, and sales between or among Novartis and its Affiliates and any sublicensees of either shall be disregarded for purposes of calculating Net Sales;

(2)	If a Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time that the revenue recognition criteria under Novartis Accounting Standards are met;

(3)	In the case of any sale of any Product that is not an arm’s-length transaction exclusively for cash, Net Sales shall be calculated as above on the fair market value of the non-cash consideration received as reasonably determined by Novartis.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	8

(4)	In the event that the Product is sold as a Combination Product, the Net Sales will be calculated by multiplying the Net Sales of the Combination Product by the fraction, A/(A+B) where A is the weighted (by sales volume) average sale price in the relevant country of the Product containing the Licensed Compound as the sole active ingredient in finished form, and B is the weighted average sale price (by sales volume) in that country of the product(s) containing the other active pharmaceutical ingredient(s) as the sole active ingredient(s) in finished form. Regarding prices comprised in the weighted average price when sold separately referred to above, if these are available for different dosages from the dosages of Licensed Compound and other active pharmaceutical ingredient(s) that are included in the Combination Product, then Novartis shall be entitled to make a reasonable proportional adjustment to such prices in calculating the royalty-bearing Net Sales of the Combination Product following consultation with Enanta. If the product(s) containing the Licensed Compound or the other active pharmaceutical ingredient(s) as the sole active ingredient(s) are not sold as such and thus the weighted average sale price cannot be determined, the calculation of Net Sales for Combination Products will be agreed by the Parties at least thirty (30) days prior to the First Commercial Sale of such Combination Product based on the relative value contributed by each active pharmaceutical ingredient (each Party’s agreement not to be unreasonably withheld or delayed).

“Novartis Exclusivity Period” shall have the meaning set forth in Section 4.2.

“NS5A Compound” shall mean a molecule: (a) to which [*****] that are [*****] to its inhibitory effects contain [*****]; (b) whose activity against [*****] that is required for HCV replication is [*****]; and (c) that inhibits replication of [*****].

“Patent Rights” means all patents and patent applications, including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, reissues, additions, renewals, extensions, registrations, and supplemental protection certificates and the like of any of the foregoing.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Phase I Clinical Trial” means a study in humans which provides for the first introduction into humans of a product, conducted in normal volunteers or patients to get information on product safety, tolerability, pharmacological activity or pharmacokinetics, as more fully defined in 21 C.F.R. § 312.21(a) (or the foreign equivalent thereof).

“Phase II Clinical Trial” means a study in humans of the safety, dose ranging and efficacy of a product, which is prospectively designed to generate sufficient data (if successful) to commence pivotal clinical trials, as further defined in 21 C.F.R. § 312.21(b) (or the foreign equivalent thereof).

“Phase III Clinical Trial” means a controlled study in humans of the efficacy and safety of a product, which is prospectively designed to demonstrate statistically whether such

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product is effective and safe for use in a particular indication in a manner sufficient to file an application to obtain Regulatory Approval to market the product, as further defined in 21 C.F.R. § 312.21(c) (or the foreign equivalent thereof).

“Prescriber” means a healthcare professional authorized to prescribe a Product or issue hospital orders for a Product, or those other allied professionals that are part of the treatment team and who are recognized for this purpose in the Commercialization plan, as applicable.

“Prior CDA” means the Confidentiality Agreement between the Parties dated as of September 30, 2009 and amended on November 17, 2011, and the Confidentiality Agreement between Parties dated September 9, 2011.

“Product” means any pharmaceutical preparation (including drug substance and drug product) incorporating a Licensed Compound as an active ingredient, alone or in combination with other active ingredients.

“Regulatory Approval” means any and all approvals (including any applicable governmental price and reimbursement approvals), licenses, registrations, or authorizations of any Regulatory Authority that are necessary for the marketing and sale of a Product in the relevant country or group of countries.

“Regulatory Authority” means any governmental agency or authority responsible for granting Regulatory Approvals for Products, including the FDA, EMA and any corresponding national or regional regulatory authorities, as relevant.

“Regulatory Filings” means, with respect to the Licensed Compound(s) or Product(s), any submission to a Regulatory Authority of any appropriate regulatory application, and shall include, without limitation, any submission to a regulatory advisory board, marketing authorization application, and any supplement or amendment thereto. For the avoidance of doubt, Regulatory Filings shall include any IND, NDA or the corresponding application in any other country or group of countries.

“Research Plan” means the research plan attached as Exhibit B to this Agreement and any amendments thereto.

“Research Program” means all research and drug discovery activities conducted solely or jointly by the Parties during the Research Term pursuant to the Research Plan.

“Research Term” means the period of funded research described in Section 2.3 (as may be extended in accordance therewith and as shall terminate if the Term earlier terminates).

“Royalty Term” shall have the meaning set forth in Section 11.3(b).

“Sales and Royalty Report” means a written report or reports showing, on a Product-by-Product, and country-by-country basis, each of: (a) the Net Sales of each Product in each country in the Territory during the reporting period by Novartis and its Affiliates and

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their respective sublicensees; (b) the royalties payable, in United States Dollars, which shall have accrued hereunder with respect to such Net Sales; (c) withholding taxes, if any, required by applicable law to be deducted with respect to such royalties; and (d) the rate of exchange used by Novartis in determining the amount of United States Dollars payable hereunder, as determined in accordance with Section 12.2. If no royalty or payment is due for any reporting period hereunder, Novartis shall so report.

“Senior Officers” means, for Novartis, the Chief Executive Officer of Novartis or his/her designee, and for Enanta, the Chief Executive Officer of Enanta or his/her designee.

“Significant Pharmaceutical Company” means, with respect to a given Change of Control transaction, a company in the pharmaceutical industry that, [*****].

“Term” shall have the meaning set forth in Section 15.1.

“Territory” means worldwide.

“Third Party” means any Person other than a Party or an Affiliate of a Party.

“United States” or “US” means the United States of America, its territories and possessions.

“USD” or “$” means United States Dollars, the lawful currency of the United States.

“Valid Claim” means: (a) a claim of an issued and unexpired patent under the Enanta IP or Collaboration IP, or a supplementary protection certificate thereof, which has not been held permanently revoked, unenforceable or invalid by a decision of a court, patent office or other forum of competent jurisdiction, unappealable or unappealed within the time allowed for appeal and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise (i.e., only to the extent the subject matter is disclaimed or is sought to be deleted or amended through reissue); or (b) a claim of a pending patent application under the Enanta IP or Collaboration IP that has not been abandoned, finally rejected or expired without the possibility of appeal or refiling; provided that “Valid Claim” shall exclude any such claim in such a pending application that has not been granted within six (6) years following the earliest priority filing date for such claim (unless and until such claim is granted).

1.2	Interpretation. In this Agreement, unless otherwise specified:

(a)	“includes” and ‘including’ shall mean respectively includes and including without limitation;

(b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)	a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or such provision as the same may have been or may from time to time hereafter be amended or re-enacted;

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(d)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(e)	the Exhibits and other attachments form part of the operative provision of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Exhibits and attachments;

(f)	the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;

(g)	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things; and

(h)	the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favor of or against any Party by reason of the extent to which any Party participated in the preparation of this Agreement.

2.	RESEARCH PROGRAM.

2.1	Goal. The objective of the Research Program shall be to discover, characterize, and optimize Enanta Compounds and/or Collaboration Compounds suitable for Development and Commercialization by Novartis and its Affiliates as Product(s).

2.2

Research Plan; Recordkeeping. During the Research Term, each Party and its Affiliates shall use commercially reasonable efforts to perform their obligations under the Research Plan including by applying such tools, assays, reagents, capabilities and the like as are useful to the Research Program, based on the application of reasonable scientific judgment. An initial outline of the Research Plan shall be attached to this Agreement as Exhibit B. The final Research Plan, shall be approved by the JSC within thirty (30) days after the Effective Date. Each Party and its Affiliates shall maintain complete and accurate records of all work, results, data, and developments made pursuant to its efforts under the Research Plan. Such records shall fully and properly reflect all work done and results in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Each Party and its Affiliates shall grant to the other Party and its Affiliates reasonable access to all data (including, without limitation, all primary data and data contained in laboratory notebooks) that is generated in the course of performance of the Research Program. Each Party shall maintain such laboratory notebooks and associated accessory records substantially in accordance with the requirements of Exhibit E. Novartis and its Affiliates shall also have the right, at reasonable intervals and upon reasonable notice to Enanta, to have authenticated copies of such records made to use and transfer as permitted hereunder. Any data not otherwise contained in laboratory notebooks and relevant to the Research Program or to Collaboration IP shall be provided to Novartis upon reasonable request in a format mutually agreed by the Parties. In the event of a termination of this Agreement by Enanta pursuant to Section 15.2(a) or 15.4 or by Novartis pursuant to 15.3, Enanta shall have the right, at reasonable intervals and upon

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reasonable notice to Novartis, to have authenticated copies made of Novartis’ laboratory notebooks and associated accessory records relevant to the Research Program or to Collaboration IP, to use and transfer as permitted hereunder, and any data not otherwise contained in laboratory notebooks and relevant to the Research Program or to Collaboration IP shall be provided to Enanta upon reasonable request in a format mutually agreed by the Parties.

2.3

Term and Scope of Research Program. The Research Program shall commence on the Effective Date and shall continue until the first (1st) anniversary of the Effective Date (the “Research Term”). No later than [*****] prior to expiration of the Research Term, the Parties may agree to extend the Research Term and shall discuss, in good faith, the scope of additional research funding to be provided to Enanta by Novartis and the proposed Research Plan. In the event of a Change of Control, Novartis may terminate the Research Program by providing thirty (30) days’ prior written notice to Enanta.

3.	LICENSES

3.1	License Grant.

(a)	Subject to the terms and conditions of this Agreement, Enanta and its Affiliates hereby grant to Novartis and its Affiliates an exclusive (even as to Enanta and its Affiliates), royalty-bearing, sublicensable (pursuant to Section 3.2) license, under the Enanta IP and the Collaboration IP to Develop, have developed, make, have made, use, distribute, have distributed, export, have exported, import, have imported, promote, have promoted, market, have marketed, sell, have sold and offer to sell and otherwise Commercialize the Licensed Compound(s) and Product(s) in the Field and in the Territory.

(b)	Subject to the terms and conditions of this Agreement, Enanta and its Affiliates hereby grant to Novartis and its Affiliates an exclusive (even as to Enanta and its Affiliates), royalty-bearing, sublicensable (pursuant to Section 3.2(c)) license, under the Enanta IP and the Collaboration IP to research Licensed Compound(s) and Product(s) for exploitation in the Field and in the Territory pursuant to the license granted in (a) above.

(c)	The exclusive licenses granted above shall be subject to Enanta’s right to perform those aspects of the Research Program required to be performed by Enanta as provided in this Agreement and described in the Research Plan, or as otherwise approved by the JSC.

3.2	Sublicensing and Subcontracting Rights.

(a)	Novartis and its Affiliates may sublicense the rights granted by Enanta under Section 3.1(a) of this Agreement at any time at its/their sole discretion and without approval of Enanta, provided that Novartis shall remain responsible for the performance of this Agreement and shall cause such Third Party to comply with all applicable terms and conditions of this Agreement.

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(b)	Notwithstanding any other provision of this Agreement, neither Novartis nor any of its Affiliates shall have the right to grant any sublicense which is a Naked Patent License to any Third Party under any Patent Rights within the Enanta IP or any Patent Rights within the Collaboration IP that are owned solely by Enanta without the prior written consent of Enanta, which consent shall not be unreasonably withheld, conditioned, or delayed. For purposes hereof, a “Naked Patent License” shall mean a sublicense under the relevant Patent Rights granted to a Third Party and permitting the Development or Commercialization of a Licensed Compound or Product that was not under active Development or Commercialization by Novartis under the terms of this Agreement as of the time the relevant sublicense is granted. For clarity, this Section shall not prohibit any activities permitted by Section 3.2(c) below.

(c)	In addition, Novartis may subcontract to Third Parties the performance of tasks and obligations reasonably related to Novartis’ research, Development and Commercialization of Licensed Compounds and Products hereunder as Novartis deems reasonably appropriate, which subcontract may include a sublicense of rights necessary to performance of the subcontract as reasonably required, provided that Novartis shall at all times remain primarily responsible and liable to Enanta for all such activities as if such activities had been undertaken by Novartis, for any failure of any subcontractor to comply with the terms of this Agreement, and Novartis shall be fully liable to accordingly indemnify Enanta against any loss, damages, costs, claims or expenses which are awarded against, or incurred by Enanta as a result of any breach by any subcontractor of any of the provisions of the relevant subcontract, as if the breach had been that of Novartis.

3.3	Enanta Background IP. Subject to Section 20.1, Enanta and its Affiliates hereby grant to Novartis and its Affiliates a non-exclusive license under the Enanta Background IP (with the right to sublicense solely in connection with, and as reasonably relevant to, a sublicense granted pursuant to Section 3.2) to research, Develop, have developed, make, have made, use, distribute, have distributed, export, have exported, import, have imported, promote, have promoted, market, have marketed, sell, have sold and offer to sell and otherwise Commercialize the Licensed Compound(s) and Product(s) in the Field in the Territory.

3.4	No Other Rights. Novartis and its Affiliates expressly acknowledge and agree that they will not use Confidential Information of Enanta in the research, development, or commercialization of any NS5A Compound that is not a Product, as defined in this Agreement, and shall have no rights to do so under any license or other right granted herein. Each Party expressly reserves and retains all intellectual property rights not expressly granted herein, and no right or license under any Patent Rights, trademarks, Know-How or other proprietary rights of either Party is granted or shall be granted by implication. Except as otherwise expressly provided in this Agreement, neither Party shall receive any rights under this Agreement to own, use or access the Patent Rights, Know-How or other intellectual property of the other Party.

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4.	EXCLUSIVITY

4.1	Enanta Exclusivity to Novartis. During the Term of this Agreement, other than the performance of the Research Program during the Research Term, Enanta and its Affiliates will not, alone or in collaboration with a Third Party, anywhere in the Territory, research, develop, manufacture or commercialize a Competing Product. Notwithstanding the foregoing, such prohibition shall not prevent Enanta and its Affiliates from participating in (including without limitation receiving payments under) agreements with Third Parties with respect to products which include another active pharmaceutical ingredient used in combination with an NS5A Compound, so long as Enanta has no active research or development role with respect to such NS5A Compound, and so long as Enanta provides no Enanta Know-How, and grants no rights under the Enanta IP or Collaboration IP, with respect to the research, development, manufacture or commercialization of such NS5A Compounds under any such agreement. Notwithstanding anything in this Agreement to the contrary, in the event of a Change of Control of Enanta, the exclusivity obligations of Enanta set forth above shall not restrict the research, development or commercialization of any compound, product or program owned or controlled by the relevant Acquirer, so long as all such activities are conducted independent of the Enanta scientific team (as it exists at the date of consummation of the Change of Control) and without use of any proprietary Enanta Know-How, Enanta IP or Collaboration IP that is exclusively licensed to Novartis hereunder.

4.2	Novartis Exclusivity to Enanta. Except as set forth in Sections 4.3 and 4.4, Novartis and its Affiliates will not, directly or indirectly, [*****] (a) [*****]; and (b) [*****] (subject to any extension as provided below, the “Novartis Exclusivity Period”).

4.3	Acquired Products and Acquired Programs. The provisions of Section 4.2 shall not apply to the continued actions relating to any Competing Product or any NS5A Compound research or Development program, rights to which were acquired by Novartis or its Affiliates as the result of an acquisition by Novartis or its Affiliates of a Third Party, [*****] (such product, an “Acquired Product”, and such program, an “Acquired Program”). In the event that Novartis or its Affiliates acquire an Acquired Product and/or Acquired Program, Novartis agrees that:

(a)	activities of Novartis and its Affiliates relating to any Acquired Product and Acquired Program will be staffed independently, except at senior executive levels, from the activities conducted hereunder with respect to research, Development and Commercialization of Licensed Compounds and Products;

(b)	the licenses and rights granted by Enanta to Novartis and its Affiliates hereunder do not extend to such Acquired Product or Acquired Program;

(c)	the commitment of Novartis and its Affiliates to use Commercially Reasonable Efforts pursuant to Sections 7.2 and 9.1 hereof shall not be affected by any consideration of the Acquired Product or Acquired Program, and Novartis and its Affiliates shall use all reasonable efforts to ensure that the Licensed Compound(s) and Product(s) Development timelines will be unaffected by the acquisition;

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(d)	any clinical trials with respect to any Acquired Product for which patient enrollment has commenced as of the consummation of the acquisition may be completed, but no new clinical trials may be commenced with respect to any such Acquired Product until the Novartis Exclusivity Period has expired;

(e)	if the Acquired Program is in the preclinical or discovery stage, then no patient enrollment in a clinical trial of any Acquired Product will be commenced by Novartis or any Affiliate until the Novartis Exclusivity Period has expired;

(f)	Novartis and its Affiliates may not use any Enanta Confidential Information or, during the Novartis Exclusivity Period, non-public clinical data resulting from the Licensed Compound(s) or Product(s), for the benefit of such Acquired Product or Acquired Program; and

(g)	[*****].

4.4	[*****]:

(a)	[*****];

(b)	[*****];

(c)	[*****]; and

(d)	[*****],

[*****].

5.	GOVERNANCE

5.1	Alliance Managers. Within thirty (30) days following the Effective Date, each Party will appoint (and notify the other Party of the identity of) a senior representative having a general understanding of pharmaceutical development and commercialization issues to act as its alliance manager under this Agreement (“Alliance Manager”). The Alliance Managers will serve as the contact point between the Parties and will be primarily responsible for facilitating the flow of information and otherwise promoting communication, coordination and collaboration between the Parties, including periodic communications between the Parties in connection with the Parties’ reporting requirements; providing single point communication for seeking consensus both internally within the respective Party’s organization and together regarding key global strategy and planning issues, as appropriate, including facilitating review of external corporate communications; and raising cross-Party and/or cross-functional disputes in a timely manner. Each Party may replace its Alliance Manager on written notice to the other Party.

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5.2	Joint Steering Committee.

(a)	The Parties will establish a Joint Steering Committee, composed of three (3) senior personnel of Enanta and three (3) senior personnel of Novartis (one (1) of which will be the Party’s Alliance Manager) and which personnel for each Party, collectively, shall have a general understanding of drug research, manufacturing, Development and Commercialization issues.

(b)	Within thirty (30) days following the Effective Date, each Party will designate its initial members to serve on the JSC and notify the other Party of the dates of availability for the first meeting of the JSC. Each Party may replace its representatives on the JSC on prior written notice to the other Party.

(c)	The JSC will: (i) approve and revise the Research Plan; (ii) oversee the research activities pursuant to the Research Plan, including the research budget; (iii) review and discuss research activities conducted by Novartis or its Affiliates with respect to Licensed Compound(s); (iv) review and discuss Development activities and plans with respect to Licensed Compound(s) and Product(s); (v) review and discuss Novartis’ Commercialization plans and strategies with respect to the Product(s); and (vi) consider and act upon such other matters as specified in this Agreement.

(d)	The JSC also may, at any time it deems necessary or appropriate, establish additional joint committees and delegate such of its responsibilities as it determines appropriate to such joint committees.

5.3	Meetings of the Joint Steering Committee.

(a)	The JSC shall meet [*****] and at such other times as the Parties may agree during [*****], after which the JSC shall meet [*****], after which it shall be dissolved. The first meeting of the JSC shall be held as soon as reasonably practicable, but in no event later than sixty (60) days following the Effective Date. At the first meeting of the JSC, the members shall reasonably and in good faith determine how it will function with respect to minutes, agendas, timelines and other administrative matters. Meetings shall be held at such place or places as are mutually agreed or by teleconference or videoconference.

(b)	Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend JSC meetings in a non-voting capacity, with the consent of the other Party (which shall not be unreasonably withheld).

(c)	[*****] to act as chairperson of the JSC. The chairperson shall set agendas for JSC meetings provided that the agendas will include any matter requested by either Party.

5.4

Decision Making. Each Party shall in good faith consult with the other and take such other Party’s views into account in respect of any matter before the JSC or any other committee established by the Parties hereunder, it being understood and agreed that

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Novartis shall have sole control and decision-making with respect to the research, Development, manufacture and Commercialization of the Licensed Compound(s) and Product(s), subject to the terms of this Agreement. If consensus cannot be reached with respect to any issue under the purview of the JSC, then the resolution and/or course of conduct shall be determined by Novartis, in its sole reasonable discretion. In exercising its final decision-making authority with respect to JSC decisions, Novartis shall act in accordance with the objectives of the Research Program, and the terms of this Agreement, and shall exercise good faith, prudent scientific and business judgment in accordance with the standards Novartis applies to other projects and products of similar scientific and commercial potential. Notwithstanding the foregoing, Enanta shall not be required to take any action by virtue of Novartis’ decision-making authority under this Section 5.4 that Enanta reasonably believes would be inconsistent with the scope of the existing, mutually agreed Research Program, materially increase Enanta’s unreimbursed expenses, cause Enanta to violate the terms of any other Agreement with a Third Party, or cause Enanta to violate any law or intellectual property right of any Third Party.

5.5	Costs of Governance. The Parties agree that the costs incurred by each Party in connection with its participation at any meetings under this Section 5 shall be borne solely by such Party.

5.6	Change of Control. In the event of a Change of Control, Novartis may immediately dissolve the JSC by providing written notice to Enanta; provided that if the Research Program is still ongoing, the JSC may not be dissolved until the end of the Research Program.

5.7	Post-JSC Reporting; Query Rights.

(a)	Upon dissolution of the JSC pursuant to Section 5.3(a), 5.6 or 16.1(c), Novartis shall commence providing progress reports to Enanta [*****] during the Term of this Agreement, the first of which shall be due [*****] after the last JSC meeting. These reports shall include without limitation: (i) a summary of research activities conducted by Novartis or its Affiliates with respect to Licensed Compound(s); (ii) a summary of Development activities and plans with respect to Licensed Compound(s) and Product(s); (iii) a summary of Novartis’ Commercialization activities and plans with respect to the Product(s), and (iv) a summary of any key issues encountered during Development or Commercialization, including without limitation any issues regarding safety, toxicity, clinical trial delays or manufacturing concerns.

(b)	Enanta shall also have the right, from time to time, between reports provided under Section 5.7(a) and/or JSC meetings, as reasonably required to prepare for Board meetings, investor meetings or the like, to inquire of Novartis, through Novartis’ Alliance Manager, whether there have been any significant developments with respect to the Development, manufacture or Commercialization of Products that have not yet been reported to Enanta pursuant to Section 7.3(e) or otherwise, and Novartis shall promptly and in good faith provide any such information as reasonably requested by Enanta.

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6.	DISCLOSURE OF ENANTA KNOW-HOW AND COOPERATION

6.1	Disclosure of Enanta Know-How. [*****] after the Effective Date, Enanta will transfer to Novartis copies of its Know-How, data, information and results related to the Enanta Compounds that are necessary or useful for the Development, manufacture or Commercialization of the Enanta Compounds and Product(s). Following this initial transfer, at the reasonable request of Novartis, Enanta will provide reasonable assistance to Novartis and its Affiliates in connection with Novartis’ exercise of the licenses and rights granted to Novartis under this Agreement, including by providing information to assist Novartis or its designated Affiliate in Developing and manufacturing the Licensed Compound(s) and Product(s), and related activities. Without limiting the foregoing, requested information may include, without limitation, manufacturing batch records, Development reports, analytical results, filings and correspondence with any Regulatory Authority (including notes or minutes of any meetings with any Regulatory Authority), raw material and excipient sourcing information, quality audit findings and any other relevant technical information relating to the Licensed Compound(s) and/or the Product(s).

6.2	Compound Transfer. [*****] after the Effective Date, and from time to time during the Term of this Agreement, at the reasonable request of Novartis, Enanta or its Affiliates, shall provide to Novartis or its designated Affiliate reasonable quantities of any Licensed Compounds in Enanta’s possession for use by Novartis and its Affiliates in connection with activities under this Agreement. For clarity, except as provided in the Research Plan, Enanta shall not be required to synthesize any new quantities of Licensed Compounds for delivery pursuant to this Section 6.2, and shall be permitted to retain reasonable quantities of Licensed Compounds for use pursuant to the Research Program or following any termination of Novartis’ rights hereunder.

6.3	Cooperation. Enanta shall provide cooperation under this Agreement, including without limitation pursuant to Sections 6.1 and 6.2, as reasonably requested by Novartis. Any reasonable assistance requested during [*****] shall be provided by Enanta to Novartis and its Affiliates [*****]. Thereafter, any assistance requiring a material expenditure of effort on the part of Enanta and that is not included as part of the Research Plan shall be provided [*****] commencing with the Effective Date [*****].

6.4	Notwithstanding anything in this Agreement to the contrary, (i) in no event will Enanta personnel be required to travel pursuant Articles 6, 7 or 8 of this Agreement without reimbursement of related expenses by Novartis, and (ii) in no event will Enanta be required to participate in, or conduct any activities related to, the research, development or commercialization of any Product which includes [*****].

7.	DEVELOPMENT

7.1	Development. From and after the Effective Date Novartis will be solely responsible for conducting the preclinical, clinical and other Development of the Licensed Compound(s) and/or Product(s), all at Novartis’ sole expense.

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7.2	Development Diligence. Novartis shall itself, or through its Affiliates or sublicensees, use Commercially Reasonable Efforts to Develop Licensed Compounds and Products in the Field in the Territory. Subject to compliance with the foregoing, the Development of the Product(s) shall be in Novartis’ sole discretion. For the purposes of clarity, Commercially Reasonable Efforts in this context shall not be deemed to require Novartis to Develop every Licensed Compound or Product in each indication in each country in the Territory.

7.3	Regulatory.

(a)	Novartis will: (i) determine the regulatory plans and strategies for the Licensed Compound(s) and/or Product(s); (ii) make all regulatory filings with respect to the Product(s) either itself or through its Affiliates or sublicensees; and (iii) be responsible for obtaining and maintaining Regulatory Approvals throughout the Territory in the name of Novartis and/or its Affiliates and/or its sublicensees.

(b)	Enanta shall fully cooperate with and provide assistance to Novartis and its Affiliates and sublicensees, at Novartis’ sole expense, in connection with filings to any Regulatory Authority relating to the Licensed Compound(s) and/or Product(s), including by executing any required documents, providing reasonable access to personnel and providing Novartis and its designated Affiliates with copies of all relevant, reasonably required documentation, provided that the first [*****]. Any additional regulatory assistance requiring a material expenditure of time or effort on the part of Enanta shall be provided at a reasonable expense rate mutually agreed by the Parties.

(c)	To the extent required with respect to the Development or Commercialization of Licensed Compounds, Enanta shall grant or cause to be granted to Novartis and its Affiliates or sublicensees cross-reference rights to any drug master files relevant to Licensed Compounds or Products, and other regulatory filings relevant to Licensed Compounds or Products, submitted by Enanta or its Affiliates with any Regulatory Authority.

(d)	Subject to Section 14, Novartis and its Affiliates shall have the sole right to disclose the existence of any clinical trials conducted under this Agreement.

(e)	Novartis shall keep Enanta’s Alliance Manager reasonably apprised of all material changes in the status of the Product Development programs, including without limitation by providing at least fifteen (15) days’ prior written notice of the commencement of any new clinical trial of a Product, and by providing prompt notification with respect to any other significant developments with respect to the Development, manufacture or Commercialization of Products including without limitation any issues regarding Product safety, toxicity, clinical trial delays or manufacturing concerns, or a material delay in any previously communicated Development or Commercialization plan.

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7.4	Compliance. Each Party agrees that in performing its obligations under this Agreement: (a) it shall comply with all applicable current international regulatory standards, including cGMP, cGLP, cGCP and other rules, regulations and requirements; and (b) it will not employ or use any person that has been debarred under Section 306(a) or 306(b) of the U.S. Federal Food, Drug and Cosmetic Act.

8.	MANUFACTURING

8.1	Manufacturing. Novartis and its Affiliates or its designated sublicensees shall be solely responsible, at Novartis’ expense, for the manufacture and supply of the Licensed Compound(s) and Product(s) being Developed or Commercialized under this Agreement.

8.2	Manufacturing Know-How and Assistance.

(a)	During the Term of this Agreement, Enanta shall fully cooperate with and provide assistance to Novartis or its designee, through documentation, consultation, and face-to-face meetings, to enable Novartis or its designee, in an efficient and timely manner, to proceed with manufacturing of the Licensed Compound(s) and to obtain all appropriate Regulatory Approvals for manufacturing. Cooperation for manufacturing assistance shall not be subject to the cap of man hours in Section 6.3.

(b)	Following the Effective Date, the Parties will work together to transfer all ongoing obligations under any existing GMP manufacturing agreements relevant to Licensed Compounds to Novartis.

9.	COMMERCIALIZATION

9.1	Commercialization. Subject to Article 10, Novartis and its Affiliates shall be solely responsible, at Novartis’ expense, for all aspects of Commercialization of the Product(s) in the Territory, including planning and implementation, distribution, marketing, booking of sales, pricing and reimbursement. Novartis shall itself, or through its Affiliates or sublicensees, use Commercially Reasonable Efforts to Commercialize Products in the Field in the Territory. Notwithstanding the foregoing, Novartis’ application of Commercially Reasonable Efforts shall not require Novartis or its Affiliates to Commercialize a Product in any country or territory in which Novartis reasonably determines it is not commercially reasonable to do so for such Product(s), including without limitation for reasons of lack of rights to Product components other than Licensed Compounds in such country or territory.

9.2	Pharmacovigilance. [*****], the Parties shall agree upon and implement a procedure for the mutual exchange of adverse event reports and safety information associated with the Product. Details of the operating procedure respecting such adverse event reports and safety information exchange shall be the subject of a mutually-agreed written pharmacovigilance agreement between the Parties which shall be entered into within [*****] period.

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10.	CO-DETAILING

10.1	Enanta Co-Detail Right. Enanta shall have the right to Co-Detail Product(s) in the United States in accordance with agreed Commercialization plans and budgets under certain preconditions as further specified below; provided that in the event of a Change of Control where the Acquirer is a Significant Pharmaceutical Company, Novartis may immediately terminate Enanta’s right to Co-Detail Products by providing written notice to Enanta.

10.2	Co-Detail Option. At least [*****] before the planned submission of an NDA to the FDA for each Product being Developed hereunder to reach such stage, Novartis will notify Enanta of Novartis’ preliminary estimate of the annual number of Details it anticipates for Products in the United States (the “Co-Detail Notice”) and will provide Enanta with a proposed Commercialization plan and budget that includes, without limitation, an outline of the anticipated date of initiation of Detailing activities, the expected total number of sales representatives, as well as the anticipated date of First Commercial Sale for the relevant Product in the United States. In the event that Enanta wishes to Co-Detail any such Product in the United States, it shall provide notice in writing to Novartis of such election no later than [*****] after its receipt of the Co-Detail Notice, which notice shall contain the information as further provided in Sections 10.3(a) and (b) (the “Co-Detail Option Exercise Notice”). Prior to giving any such notice, Enanta may request reasonable discussions with Novartis regarding the expected activities, which the Parties shall conduct in good faith. In the event that Enanta does not respond within the relevant [*****] period, Enanta shall be deemed to have declined to exercise its rights to Co-Detail the relevant Product. In the event that Enanta does not elect to Co-Detail the first Product offered to it by Novartis, Enanta shall have the right to elect to Co-Detail the second Product offered to Enanta by Novartis on the same terms as provided above. In the event that Enanta does not elect to Co-Detail the second Product offered to it by Novartis, then Enanta’s right to Co-Detail any Products hereunder shall terminate.

10.3	Co-Detail Mechanism. Any Co-Detail Option Exercise Notice provided by Enanta will:

(a)	specify Enanta’s desired level of participation in the Co-Detail of Products in the United States (the “Enanta Co-Detail Effort”); provided, however, that the Enanta Co-Detail Effort shall not exceed [*****] of the total projected Detailing effort for Products in the United States as specified in the Co-Detail Notice. In the event that Novartis materially increases the annual number of Details it anticipates for Products in the United States at any time after providing the Co-Detail Notice, then Enanta shall have the right to reduce the Enanta Co-Detail Effort commensurately, but such reduction shall apply to all Products thereafter and may not later be increased by Enanta. In addition, in no event shall Novartis be required to decrease its sales force with respect to Products as a consequence of Enanta’s exercise of its Co-Detail right following receipt of the second Co-Detail Notice as provided above;

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	22

(b)	be accompanied by reasonably detailed plans demonstrating, to Novartis’ reasonable satisfaction, that Enanta will have in place, at least [*****] before the earlier of the anticipated First Commercial Sale of such Product in the United States and/or contemplated start of Detailing activities for Products in the United States, as indicated in the Co-Detail Notice, the requisite sales force and sales force infrastructure required to provide the Enanta Co-Detail Effort as follows:

(i)	Such sales force shall comprise Enanta-employed sales representatives who (A) have a level of experience and/or academic qualifications similar to standards imposed by Novartis upon its own sales force for a comparable product, which Novartis shall provide to Enanta as part of the Co-Detail Notice; (B) devote not less [*****] and attention to Detailing of Products; and (C) are not engaged in detailing any product for [*****] that is not a Product; and

(ii)	Such sales force infrastructure shall include (A) a sales force automation system through which sales representatives can record calls electronically, receive email communications and reports, view sales reports and download specialist targets and lists; (B) a sample accountability system that complies with all applicable laws and regulations; (C) a sales training department; (D) a department responsible for the design and administration of Enanta sales incentive plan; (E) a voice mail system; (F) a system for sales reporting and analysis; (G) a sales administration and operations department that handles, among other things, fleet management; (H) a department that establishes and maintains territory alignments consistent with target customer lists provided by Novartis; (I) an electronic roster system that tracks sales force vacancy, turnover, demographics and territory occupancy; (J) an electronic field expense reporting system; and (K) compliance reporting as required by all applicable laws and regulations.

(c)	Promptly following receipt of Enanta’s Co-Detail Option Exercise Notice, Novartis and Enanta will commence negotiations in good faith and enter into a more detailed co-detailing agreement (the “Co-Detailing Agreement”) pursuant to which: (i) Enanta shall have the non-exclusive right to Co-Detail Products in the United States in accordance with the terms hereof; and (ii) the Parties will set forth terms and conditions for the Co-Detail by Enanta of Products in the United States, containing reasonable and customary provisions for an agreement of such type. The Parties shall use commercially reasonable efforts to enter into and execute the Co-Detailing Agreement no later than [*****] before the expected launch of the first Product for which Enanta has exercised its Co-Detail right. Either Party may assign such Co-Detailing Agreement or related duties to an Affiliate following prior written notice to the other Party. In the event of a Change of Control involving a Significant Pharmaceutical Company, Novartis may immediately terminate the Co-Detailing Agreement by providing written notice to Enanta.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	23

(d)	Enanta’s Co-Detail activities hereunder and under the Co-Detailing Agreement shall be conducted in accordance with the Commercialization plan (including a Commercialization budget) for the relevant Product, which shall be reasonably consistent with the Co-Detail Notice, unless otherwise mutually agreed.

(e)	For clarity, regardless of Enanta’s decision to Co-Detail, Novartis shall retain all decision-making authority related to Product branding, marketing plan, advertising, materials, regulatory and legal affairs, and pricing and commercial terms and all other aspects of Commercializing the Products in the United States.

(f)	Enanta’s costs of performing Co-Detailing activities will be reimbursed by Novartis on an [*****] basis at an [*****] for such detailing activities (such [*****] to be negotiated as part of the Co-Detailing Agreement). Enanta shall not be entitled to any other compensation for performing Co-Detailing activities unless agreed by the Parties in writing.

(g)	Once the Parties have entered into a Co-Detailing Agreement, Enanta shall be required to Co-Detail all Products in accordance with the terms of such Co-Detailing Agreement. The Parties acknowledge and agree that such Co-Detailing Agreement shall be a separate agreement between the Parties and that a breach of any such agreement that is not a breach of the other sections of this Agreement shall not give rise to a right to terminate this Agreement. For clarity, Enanta shall not be required to Co-Detail, or to continue to Co-Detail, any Product to the extent such activities would violate the terms of any agreement between Enanta and a Third Party.

11.	FINANCIAL PROVISIONS

11.1	Upfront Payment; Reimbursement for Manufacture of EDP-239 Intermediates and QA Audit Expense. In consideration of the licenses and rights granted to Novartis and its Affiliates hereunder, Novartis shall pay to Enanta a one-time upfront payment of $34 million within thirty (30) days after the Effective Date, subject to receipt by Novartis of an Invoice therefor, which Invoice shall be issued no earlier than the Effective Date. In addition, Novartis shall pay to Enanta: (i) [*****]as a reimbursement for Enanta’s manufacturing expenses related to EDP-239 intermediates; and (ii) up to [*****] as a reimbursement for the expenses [*****]. Novartis shall pay such amounts within [*****]subject to receipt by Novartis of an Invoice therefor, which Invoice shall be issued no earlier than the Effective Date.

11.2	Milestone Payments. In further consideration of the licenses and rights granted to Novartis hereunder, upon first achievement of each of the following Milestones set forth below by any Product (or group of Products as provided below with respect to Sales Milestones), the corresponding one-time Milestone Payments shall be due and payable by Novartis to Enanta. Payment shall be made as provided in Section 12.1.

(a)	Clinical Milestones

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Milestone Event	Milestone Payment

FPFV in the first Phase I Clinical Trial for a Product	$11 million

FPFV in the first Phase II Clinical Trial for a Combination Product involving patients infected with the Hepatitis C virus	$15 million

FPFV in the first Phase III Clinical Trial for a Product	[*****]

(b)	Regulatory Approval Milestones

Milestone Event	Milestone Payment

First Regulatory Approval for a Product in the [*****]	[*****]

First Regulatory Approval for a Product in the [*****]	[*****]

First Regulatory Approval for a Product in the [*****]	[*****]

First Regulatory Approval for a Product in the [*****]	[*****]

First Regulatory Approval for a Product in [*****]	[*****]

First Regulatory Approval for a Product in [*****]	[*****]

(c)	Sales Milestones (note: Product as used in this subsection (c) includes any and all Products which contain a particular Licensed Compound):

Milestone Event	Milestone Payment

Annual Net Sales of a Product meets or exceeds [*****]	[*****]

Annual Net Sales of a Product meets or exceeds [*****]	[*****]

Annual Net Sales of a Product meets or exceeds [*****]	[*****]

Annual Net Sales of a Product meets or exceeds [*****]	[*****]

(d)

If a subsequent Clinical Milestone is achieved with respect to a Product before one or more prior Clinical Milestones (e.g., if the first FPFV in the first Phase III Clinical Trial for the first Product occurs prior to FPFV in the first Phase II

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Clinical Trial in HCV for the first Combination Product), then all prior “missed” Clinical Milestones shall be deemed achieved with respect to such Product upon achievement of the subsequent Clinical Milestone and the corresponding missed Milestone Payment(s) shall become due and payable.

(e)	For the avoidance of doubt: (i) each Milestone Payment shall be payable only on the first occurrence of the relevant Milestone; and (ii) none of the Milestone Payments shall be payable more than once.

11.3	Incremental Royalty Payments.

(a)	In further consideration of the licenses and rights to Novartis hereunder, during the applicable Royalty Term, Novartis will make royalty payments to Enanta on Net Sales of the applicable Products in the Territory by Novartis, its Affiliates and sublicensees at the applicable rates set forth below, where Product as used in this subsection (a) only (and not any other subsection of this Section 11.3) includes any and all Products which contain a particular Licensed Compound:

Annual Net Sales of Product during the Royalty Term	Royalty Rate

Up to and including [*****]	[*****]

Increment from [*****]	[*****]

Increment from [*****]	[*****]

Increment over [*****]	[*****]

(b)	Royalties will be payable on a Product-by-Product and country-by-country basis from First Commercial Sale of such Product in such country until the later of: (i) the expiration of the last to expire Valid Claim which, but for the licenses granted in this Agreement, would be infringed by the manufacture, use or sale of such Product in such country; and (ii) ten (10) years from the First Commercial Sale of such Product in such country (“Royalty Term”). Following the Royalty Term on a Product-by-Product and country-by-country basis, the licenses granted to Novartis and its Affiliates under Section 3.1 with respect to such Product(s) shall continue in effect, but shall become fully paid-up, non-exclusive, royalty-free, transferable, perpetual and irrevocable. For the avoidance of doubt, royalties shall be payable only once with respect to the same unit of Product.

11.4	Know-How Royalty. For any period during the Royalty Term in which the sale of a Product in any country is not covered by a Valid Claim which, but for the licenses granted in this Agreement, would be infringed by the manufacture, use or sale of such Product in such country, then the royalty rates applicable to Net Sales of such Product in such country during such period shall be reduced by [*****], according to the methodology provided in Section 11.5 below.

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11.5	Royalty Example. If, by way of example, Net Sales of a given Product in the Territory in a given Calendar Year are [*****], with Net Sales distributed across countries as follows: (a) [*****] Net Sales in countries in which there is a Valid Claim; (b) [*****] Net Sales in countries where the manufacture, use or sale of the Product is not covered by a Valid Claim; and (c) [*****] Net Sales in countries where the Royalty Term for such country has expired; then royalties due under Sections 11.3 and 11.4 for such Product in such Calendar Year shall be calculated as follows: Net Sales on which royalties are due shall be [*****] (= (a) + (b)). The royalty rate applicable under Section 11.3 shall be calculated as [*****]. The royalties due for (a) above shall be calculated as [*****]. No royalties shall be due with regard to (c) above. Total royalties due under Sections 11.3 and 11.4 shall be equal to [*****], subject to further reductions, if any, under Sections 11.6 and 11.7.

11.6	Loss of Market Exclusivity. In the event of a Loss of Market Exclusivity for any Product in any country, provided that Novartis has taken and is taking all commercially reasonable actions available to it to enforce any Patent Rights it may own or control that could prevent relevant sales of a Generic Equivalent in such country, then the royalty rates applicable to Net Sales of such Product in such country in accordance with Section 11.3 shall be reduced by [*****] as follows: for such purposes, the reduction will be calculated assuming that the royalty rate in such country is the Blended Rate for such Product (i.e., the reduced royalty rate for such country shall be [*****] of the Blended Rate). Such reduction shall be first applied with respect to such country starting with sales in the Calendar Quarter following the Calendar Quarter in which Loss of Marketing Exclusivity occurs for such Product in such country.

11.7	Third Party Obligations.

(a)	Notwithstanding the provisions of this Section 11.7, Enanta shall remain responsible for the payment of royalty, milestone and other payment obligations, if any, due to Third Parties under any Enanta Patents or Enanta Know-How which have been licensed to Enanta and are sub-licensed to Novartis under this Agreement. All such payments shall be made promptly by Enanta in accordance with the terms of its license agreement.

(b)	In the event that Novartis reasonably determines that rights to intellectual property owned or Controlled by a Third Party claiming the structure of any Licensed Compound are required in order to avoid infringement of such Third Party’s rights, Novartis shall have the right to negotiate and acquire such rights through a license or otherwise. Novartis shall be entitled to deduct from the payments due to Enanta under Sections 11.2 and 11.3 with respect to the relevant Licensed Compound or Product [*****] of the amounts paid (whether in the form of [*****]) by Novartis to such Third Party; provided, however, that in no event shall the amounts due to Enanta from Novartis with respect to the relevant Product be reduced through this subsection 11.7(b) by more than [*****] of the amounts otherwise due for such Product in any Calendar Quarter. Any amount that Novartis is entitled to deduct that is reduced by the above-recited limitation on the deduction shall be carried forward and Novartis may deduct such amount from subsequent payments due to Enanta with respect to the relevant Product until the full amount that Novartis was entitled to deduct is deducted.

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(c)	In the event that Novartis reasonably determines that it would be useful to acquire rights to intellectual property owned or Controlled by a Third Party, which intellectual property rights do not pertain (i) to the structure of any Licensed Compound or (ii) to the structure of any other active ingredient in a Product or the formulation of only such other active ingredient, in order to Develop, manufacture, Commercialize or sell a Product, Novartis shall have the right to negotiate and acquire such rights through a license or otherwise. Novartis shall be entitled to deduct from the payments due to Enanta under Section 11.3 with respect to the relevant Licensed Compound or Product [*****] of the amounts paid (whether in the form of [*****]) by Novartis to such Third Party; provided, however, that in no event shall the [*****] due to Enanta from Novartis with respect to the relevant Product be reduced through this subsection 11.7(c) by more than [*****] of the royalty amounts otherwise due for such Product in any Calendar Quarter; and provided further that, with respect to intellectual property relevant to more than one active ingredient of a Combination Product, any such deductions shall be reasonably apportioned between or among the applicable components of the Combination Product. Any amount that Novartis is entitled to deduct that is reduced by the above-recited limitation on the deduction shall be carried forward and Novartis may deduct such amount from subsequent [*****] due to Enanta with respect to the relevant Product until the full amount that Novartis was entitled to deduct is deducted.

11.8	Royalty Floor. Except in connection with a termination by Novartis pursuant to Section 15.2(b), in no event shall the total royalty payable to Enanta for any Product in any country in any Calendar Quarter after giving effect to all applicable reductions set forth herein, be reduced to less than [*****] of the rate specified in Section 11.3(a) for sales of a given Product in any given country.

11.9	Research Funding. Enanta shall support the Research Program with [*****] Enanta FTEs during each year of the Research Term, as further specified in the agreed Research Plan. Novartis shall pay Enanta quarterly in arrears for such FTEs at the FTE Rate within [*****] after receipt of an Invoice therefor. Any pre-approved out-of pocket expenses shall be invoiced for reimbursement along with any such FTEs.

11.10	No Projections. Enanta and Novartis acknowledge and agree that nothing in this Agreement shall be construed as representing an estimate or projection of anticipated sales of any Product, and that the Milestones and Net Sales levels set forth above or elsewhere in this Agreement or that have otherwise been discussed by the Parties are merely intended to define the Milestone Payments and royalty obligations to Enanta in the event such Milestones or Net Sales levels are achieved. NEITHER ENANTA NOR NOVARTIS MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, THAT IT WILL BE ABLE TO SUCCESSFULLY COMMERCIALIZE ANY PRODUCT OR, IF COMMERCIALIZED, THAT ANY PARTICULAR NET SALES LEVEL OF SUCH PRODUCT WILL BE ACHIEVED.

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12.	REPORTS AND PAYMENT TERMS

12.1	Payment Terms.

(a)	Novartis shall provide Enanta with written notice of the achievement of each Milestone within [*****] after such Milestone has been achieved. After receipt of such notice (if applicable), Enanta shall submit an Invoice to Novartis with respect to the corresponding Milestone Payment. Novartis shall pay such Milestone Payment within [*****] after receipt of such Invoice.

(b)	Within [*****] after each Calendar Quarter during the Term of this Agreement following the First Commercial Sale of a Product, Novartis will provide to Enanta a Sales and Royalty Report. Enanta shall submit an Invoice with respect to the royalty amount shown therein. Novartis shall pay such royalty amount within [*****] after receipt of the Invoice.

(c)	All payments from Novartis to Enanta shall be made by wire transfer in United States Dollars to the credit of such bank account as may be designated by Enanta in this Agreement or in writing to Novartis. Any payment which falls due on a date which is not a Business Day in Cambridge, Massachusetts or Basel, Switzerland may be made on the next succeeding Business Day in Cambridge, Massachusetts or Basel, Switzerland.

12.2	Currency. All payments under this Agreement shall be payable in United States Dollars. When conversion of payments from any foreign currency is required to be undertaken by Novartis, the United States Dollar equivalent shall be calculated using Novartis’ then-current standard exchange rate methodology applied in its external reporting for the conversion of foreign currency sales into United States Dollars. Upon request by Enanta, Novartis shall provide Enanta with information on Novartis’ then-current currency exchange policy.

12.3	Taxes. Enanta will pay any and all taxes levied on account of any payments made to it under this Agreement. If any taxes are required to be withheld by Novartis, Novartis will: (a) deduct such taxes from the payment made to Enanta; (b) timely pay the taxes to the proper taxing authority; (c) send proof of payment to Enanta; and (d) reasonably assist Enanta in its efforts to obtain a credit for such tax payment. Each Party agrees to reasonably assist the other Party in lawfully claiming exemptions from and/or minimizing such deductions or withholdings under double taxation laws or similar circumstances.

12.4	Interest Due. Without limiting any other rights or remedies available to Enanta, Novartis shall pay Enanta interest on any late payments made under this Agreement, whether late due to late payment of an Invoice or due to late notification to Enanta of the corresponding event or report giving rise to the Invoice pursuant to Section 12.1, at a rate per annum equal to [*****].

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12.5	Records and Audit Rights.

(a)	Each Party shall keep complete, true and accurate books and records in accordance with its Accounting Standards in relation to this Agreement, including, with respect to Novartis and its Affiliates, in relation to Net Sales and royalties, and with respect to Enanta, in relation to FTE efforts expended under the Research Program. Novartis and its Affiliates shall require any sublicensees to keep (all in accordance with generally accepted accounting principles, consistently applied), complete and accurate records in sufficient detail to properly reflect relevant Net Sales and to enable the royalties payable hereunder to be determined. Each Party or other selling entity will keep such books and records for at least three (3) years following the Calendar Year to which they pertain.

(b)	Enanta may upon written request, cause an internationally-recognized independent accounting firm (the “Auditor”) which is reasonably acceptable to Novartis to inspect the relevant records of Novartis and its Affiliates to verify the royalties payable by Novartis and the related reports, statements, records and books of accounts, as applicable. Novartis may upon written request, cause an Auditor that is reasonably acceptable to Enanta to inspect the relevant records of Enanta and its Affiliates as reasonably required to verify the amounts payable by Novartis hereunder or Enanta’s required FTE support or reimbursable expenses, as applicable. Before beginning its audit, the Auditor shall execute an undertaking acceptable to Party being audited by which the Auditor agrees to keep confidential all information reviewed during the audit. The Auditor shall have the right to disclose to the auditing Party only its conclusions regarding any payments owed under this Agreement.

(c)	Each Party and its Affiliates shall make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from the other Party. The records shall be reviewed solely to verify the accuracy of payments hereunder and compliance with this Agreement. Such inspection right shall not be exercised more than once in any calendar year and not more frequently than once with respect to records covering any specific period of time. In addition, the auditing Party agrees to hold in strict confidence all information received and all information learned in the course of any audit or inspection, except to the extent necessary to enforce its rights under this Agreement or to the extent required to comply with any law, regulation or judicial order.

(d)	The Auditor shall provide its audit report and basis for any determination to the audited Party at the time such report is provided to the auditing Party before it is considered final.

(e)	In the event that the final result of any such inspection reveals an undisputed underpayment or overpayment, the underpaid or overpaid amount shall be settled promptly.

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(f)	The auditing Party shall pay for such audits, as well as its expenses associated with enforcing its rights with respect to any payments hereunder. In addition, if an underpayment (with respect to royalties) or overpayment (with respect to research-related payments to Enanta) of more than ten percent (10%) of the total payments due hereunder for the applicable calendar year is discovered, the fees and expenses charged by the Auditor shall be paid by the audited Party.

(g)	To the extent applicable, Novartis and its Affiliates shall include in each sublicense granted by it to any sublicensee a provision requiring the sublicensee to maintain records of sales made pursuant to such license and to grant access to such records by Novartis’ designated independent accountant to the same extent and under the same obligations as required of Novartis under this Agreement. Enanta shall have the right to request audits of sublicensees by Novartis for reasonable cause. Novartis shall advise Enanta in advance of each audit of any sublicensee with respect to Product sales. Novartis will provide Enanta with a summary of the results received from the audit and, if Enanta so requests, a copy of the audit report with respect to Product sales. Novartis shall pay for any such audits of sublicensees, provided that Enanta will pay for any such audits of sublicensees that are expressly requested by Enanta in writing. Notwithstanding the foregoing, if an underpayment of more than [*****] is discovered, the fees and expenses charged by the Auditor shall be paid by Novartis, unless otherwise borne by the sublicensee.

13.	INTELLECTUAL PROPERTY RIGHTS

13.1	Ownership of Inventions.

(a)	All Know-How arising from the Parties’ activities under this Agreement, and any patent applications and patents covering inventions therein, made solely by employees or consultants of a Party shall be solely owned by such Party. All Know-How arising from the Parties’ activities under this Agreement, and any patent applications and patents covering inventions therein, made jointly by employees or consultants of both Parties shall be owned jointly by the Parties. Determination of inventorship shall be made in accordance with United States patent laws.

(b)	Enanta’s rights in any such Know-How and Patent Rights which are Enanta Patents, Enanta Know-How or Collaboration IP, as appropriate, will be exclusively licensed to Novartis as provided in Section 3.1. Subject to the foregoing, each Party may use, or license to any Third Party, any jointly owned Know-How and Patent Rights for any purpose consistent with the provisions of this Agreement without accounting to or obtaining the approval of the other Party. However, neither Party shall assign to any Third Party its interest in any jointly owned Patent Rights without the other Party’s prior written consent (not to be unreasonably withheld), except to the extent permitted in Section 20.1.

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13.2	Patent Prosecution.

(a)	Novartis shall, in consultation with Enanta, be responsible for filing, prosecuting and maintaining the Enanta IP (in the name of Enanta) and Collaboration IP (in the name(s) of the owner(s) thereof as determined in accordance with Section 13.1(a)) at Novartis’ own cost and expense. Novartis shall use Commercially Reasonable Efforts to obtain appropriate patent protection with respect to claimed inventions that are supported by the relevant specification, whether or not relevant to Products being actually Developed or Commercialized by Novartis hereunder. Enanta shall fully cooperate with Novartis in connection with the filing, prosecution and maintenance of the Enanta IP and the Collaboration IP to the extent reasonably requested by Novartis, including by providing access to relevant persons and executing all documentation reasonably requested by Novartis. Novartis shall consult with Enanta and keep Enanta reasonably informed of the status of such Enanta IP and Collaboration IP, and provide copies of all relevant documents in a timely manner for Enanta’s review and comment, including any material reduction in scope, and will reasonably consider any Enanta comments in good faith, it being understood and agreed, however, that Novartis shall have the authority to make, in good faith, all final decisions relating thereto.

(b)	Novartis will notify Enanta of any decision not to file applications for, or to cease prosecution and/or maintenance of, or not to continue to pay the expenses of prosecution and/or maintenance of, any Enanta IP and Collaboration IP, including without limitation any decision to abandon any pending or issued claim in the Enanta IP or Collaboration IP. Novartis will provide such notice at least thirty (30) days prior to any relevant filing or payment due date, or any other due date that requires action, in connection with such Patent Right and/or claim. In such event, Novartis shall permit Enanta, at its sole discretion and expense, to file or to continue prosecution or maintenance of such Enanta IP or Collaboration IP, Novartis shall fully cooperate with Enanta in connection with the filing, prosecution and maintenance of the Enanta IP and the Collaboration IP to the extent reasonably requested by Enanta, including by providing access to relevant persons and executing all documentation reasonably requested by Enanta.

13.3	Patent Infringement.

(a)	Each Party will promptly notify the other of any infringement by a Third Party of any of the Enanta IP or Collaboration IP of which it becomes aware, including any “patent certification” filed in the United States under 21 U.S.C. §355(b)(2) or 21 U.S.C. §355(j)(2) or similar provisions in other jurisdictions and of any declaratory judgment, opposition, or similar action alleging the invalidity, unenforceability or non-infringement (collectively “Third Party Infringement”).

(b)

To the extent reasonably related to any exclusive license granted to Novartis under this Agreement, Novartis will have the first right to bring and control any legal action in connection with the Third Party Infringement at its own expense as it reasonably determines appropriate, and Enanta shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If

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Novartis fails to bring an action or proceeding with respect to, or to otherwise terminate, any such infringement of any Enanta IP or Collaboration IP: (i) within one hundred twenty (120) days following the notice of alleged infringement; or (ii) prior to twenty (20) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, Enanta shall have the right, but not the obligation, upon written approval of Novartis (such approval not to be unreasonably withheld or delayed), to bring and control any such action at its own expense and by counsel of its own choice, and Novartis shall have the right, at its own expense, to be represented in any such action by counsel of its own choice; provided, however, that if Novartis notifies Enanta in writing prior to ten (10) days before such time limit for the filing of any such action that Novartis intends to file such action before the time limit, then Novartis shall be obligated to file such action before the time limit, and Enanta will not have the right to bring and control such action.

(c)	At the request and expense of the Party prosecuting the relevant action pursuant to Section 13.3(b), the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required.

(d)	In connection with any proceeding pursuant to Section 13.3(b), Novartis shall not enter into any settlement admitting the invalidity of, or otherwise impairing Enanta’s rights in, the Enanta IP or the Collaboration IP without the prior written consent of Enanta, which will not be unreasonably withheld or delayed.

(e)	Any recoveries resulting from such an action relating to a claim of Third Party Infringement subject to Section 13.3(b) shall be first applied against payment of each Party’s costs and expenses in connection therewith. In the event that Novartis brought such action, any remainder will be retained by (or if received by Enanta, paid to) Novartis; provided, however, that any portion of such remainder that is attributable to lost profits with respect to the Product shall be subject to a royalty payment to Enanta of [*****]. In the event that Enanta brought any such action, any remainder shall be divided equally between Enanta and Novartis.

13.4	Trademarks. Novartis shall have the right to brand the Products using Novartis related trademarks and any other trademarks and trade names it determines appropriate for the Product, which may vary by country or within a country (“Product Marks”). Novartis shall own all rights in the Product Marks and register and maintain the Product Marks in the countries and regions it determines reasonably necessary.

13.5	Patent Marking. To the extent commercially feasible and consistent with prevailing business and legal practices, Novartis shall mark, and shall cause its Affiliates and sublicensees to mark, all Products that are manufactured or sold under this Agreement with the number of each issued patent owned or controlled by Enanta that applies to such Products.

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13.6	Data Exclusivity and Orange Book Listings. With respect to data exclusivity periods (such as those periods listed in the FDA’s Orange Book (including without limitation any available pediatric extensions) or periods under national implementations of Article 11.1(a)(iii) of Directive 2001/EC/83, or similar periods as may be applicable to a biologic or drug, and all international equivalents), Novartis shall use commercially reasonable efforts consistent with its obligations under applicable law (including any applicable consent order) to seek, maintain and enforce all such data exclusivity periods available for the Products exclusively licensed by Novartis hereunder. With respect to filings in the FDA Orange Book or other similar filings or listings as may be applicable to a biologic or drug (and foreign equivalents) for issued patents for a Product, upon request by Novartis, Enanta shall provide reasonable cooperation to Novartis in filing and maintaining any such listing and filings.

13.7	Patent Extensions.

(a)	If requested by Novartis, Enanta shall cooperate in obtaining patent term restoration (under but not limited to Drug Price Competition and Patent Term Restoration Act), supplemental protection certificates or their equivalents, and patent term extensions with respect to the Enanta Patents in any country and/or region where applicable. Enanta shall provide all reasonable assistance requested by Novartis, including permitting Novartis to proceed with applications for such in the name of Enanta, if deemed appropriate by Novartis, and executing documents and providing any relevant information to Novartis.

(b)	If elections with respect to obtaining any such patent term extensions are to be made, Novartis shall have the right to make the election to seek patent term extension, restoration or supplemental protection, provided that such election shall be made in accordance with industry norms.

14.	CONFIDENTIALITY

14.1	Duty of Confidence.

Subject to the other provisions of this Section 14, all Confidential Information disclosed by a Party or its Affiliates under this Agreement will be maintained in confidence and otherwise safeguarded by the recipient Party. The recipient Party may only use Confidential Information of the other Party for the purposes of this Agreement and pursuant to the rights granted to the recipient Party under this Agreement. Subject to the other provisions of this Section 14, each Party shall hold as confidential such Confidential Information of the other Party or its Affiliates in the same manner and with the same protection as such recipient Party maintains its own confidential information. Subject to the other provisions of this Section 14, a recipient Party may only disclose Confidential Information of the other Party to employees, agents, contractors, consultants and advisers of the Party and its Affiliates and sublicensees and to Third Parties to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement; and provided that such Persons are bound to maintain the confidentiality of the Confidential Information in a manner consistent with the confidentiality provisions of this Agreement.

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14.2	Exceptions. The obligations under this Section 14 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:

(a)	is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement or either Prior CDA by the recipient Party or its Affiliates;

(b)	was known to, or was otherwise in the possession of, the recipient Party or its Affiliates prior to the time of disclosure by the disclosing Party or any of its Affiliates;

(c)	is disclosed to the recipient Party or an Affiliate on a non-confidential basis by a Third Party lawfully in possession thereof who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party or any of its Affiliates; or

(d)	is independently developed by or on behalf of the recipient Party or its Affiliates, as evidenced by its written records, without reference to the Confidential Information disclosed by the disclosing Party or its Affiliates under this Agreement.

14.3	Authorized Disclosures. In addition to disclosures allowed under Section 14.2, to the extent (and only to the extent) that it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, the recipient Party may disclose Confidential Information belonging to the disclosing Party in the following instances:

(a)	filing or prosecuting Patent Rights as permitted by this Agreement;

(b)	in connection with Regulatory Filings for Products made pursuant to this Agreement;

(c)	prosecuting or defending litigation as permitted by this Agreement;

(d)	subject to Sections 14.4 and 14.5, complying with applicable governmental laws and regulations (including, without limitation, the rules and regulations of the Securities and Exchange Commission or any national securities exchange) and with judicial process, if in the reasonable opinion of the recipient Party’s counsel, such disclosure is necessary for such compliance; and

(e)

disclosure, in connection with the performance of this Agreement and solely on a need-to-know basis, to: Affiliates; potential sublicensees; or employees, independent contractors (including without limitation consultants and clinical investigators) or agents, each of whom prior to disclosure must be bound by written obligations of confidentiality and non-use no less restrictive than the obligations set forth in this Section 14; provided, however, that the recipient Party

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shall remain responsible for any failure by any Person who receives Confidential Information pursuant to this Section 14 to treat such Confidential Information as required under this Section 14.

(f)	If and whenever any Confidential Information is disclosed in accordance with this Section 14.3, such disclosure shall not cause any such information to cease to be Confidential Information except to the extent that such permitted disclosure results in a public disclosure of such information (otherwise than by breach of this Agreement). Where reasonably possible and subject to Sections 14.4 and 14.5, the recipient Party shall notify the disclosing Party of the recipient Party’s intent to make such disclosure pursuant to paragraphs (a) through (d) of this Section 14.3 sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information.

14.4	Required Disclosure. A recipient Party may disclose Confidential Information pursuant to interrogatories, requests for information or documents, subpoena, civil investigative demand issued by a court or governmental agency or as otherwise required by law; provided however, that the recipient Party shall notify the disclosing Party promptly upon receipt thereof, giving (where practicable) the disclosing Party sufficient advance notice to permit it to oppose, limit or seek confidential treatment for such disclosure, and to file for patent protection if relevant; and provided, further, that the recipient Party shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required whether or not a protective order or other similar order is obtained by the disclosing Party.

14.5	Securities Filings. In the event either Party proposes to file with the Securities and Exchange Commission or the securities regulators of any state or other jurisdiction a registration statement or any other disclosure document which describes or refers to this Agreement under the Securities Act of 1933, as amended, the Securities Exchange Act, of 1934, as amended, or any other applicable securities law, the Party shall notify the other Party of such intention and shall provide such other Party with a copy of relevant portions of the proposed filing not less than five (5) business days prior to such filing (and any revisions to such portions of the proposed filing a reasonable time prior to the filing thereof), including any exhibits thereto relating to the Agreement, and shall use reasonable efforts to obtain confidential treatment of any information concerning the Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information which it is advised by counsel is legally required to be disclosed. No such notice shall be required under this Section 14.5 if the substance of the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved by the other Party.

14.6

Terms of Agreement. The existence and the terms and conditions of this Agreement that the Parties have not specifically agreed to disclose pursuant to Section 14.5 or Section 19 shall be considered Confidential Information of both Parties. Either Party may disclose such terms on a need-to-know basis to a bona fide investor (provided that

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such investor is not, and is not affiliated with, a pharmaceutical company), investment banker, and their attorneys and agents, provided that each such Person to whom such information is to be disclosed is informed of the confidential nature of such information and has entered into a written agreement with the Party, or is otherwise bound by professional rules, requiring such Person to keep such information confidential. Promptly after the Effective Date, the Parties shall agree upon a redacted form of this Agreement, the relevant provisions of which may be disclosed on a need-to-know basis to potential licensees, acquirers or merger partners and their attorneys and agents, provided that each such Person to whom such information is to be disclosed is informed of the confidential nature of such information and has entered into a written agreement with the Party, or is otherwise bound by professional rules, requiring such Person to keep such information confidential.

14.7	Ongoing Obligation for Confidentiality. Upon early termination of this Agreement for any reason, each Party and its Affiliates shall immediately return to the other Party or destroy any Confidential Information disclosed by the other Party, except for one copy which may be retained in its confidential files for archive purposes.

15.	TERM AND TERMINATION

15.1	Term. The term of this Agreement will commence upon the Effective Date and continue until the expiration of all royalty payment obligations of Novartis hereunder, unless earlier terminated as permitted by this Agreement (the “Term”).

15.2	Termination for Cause.

(a)	Termination by Enanta for Cause. If Novartis is in material breach of any material obligation hereunder (other than with respect to a breach of Novartis’ obligations under Sections 7.2 or 9.1 with respect to any given Product, which is governed by Section 15.4), Enanta may give written notice to Novartis specifying the claimed particulars of such breach, and in the event such material breach is not cured within the relevant time period specified below after such notice, Enanta shall have the right thereafter to terminate this Agreement immediately by giving written notice to Novartis to such effect. Novartis shall have [*****] to either cure such breach (except to the extent such breach involves the failure to make a payment when due, which breach must be cured within [*****] following such notice) or, if cure cannot be reasonably effected within such [*****] period, to deliver to Enanta a plan for curing such breach which is reasonably sufficient to effect a cure within a reasonable period not to exceed [*****]. Following delivery of such plan, Novartis shall use commercially reasonable efforts to carry out the plan and cure the breach. Any termination by Enanta under this Section and the effects of termination provided herein shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from Novartis.

(b)	Partial Termination by Novartis for Cause. If Enanta is in material breach of any material obligation hereunder, Novartis may give written notice to Enanta

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specifying the claimed particulars of such breach and its desire to partially terminate certain aspects of this Agreement as provided in Section 16.1. In the event that Enanta does not dispute the existence or materiality of an alleged breach specified in such notice and such material breach is not cured following such notice as provided below, Novartis shall have the right thereafter to terminate certain aspects of this Agreement immediately as provided in Section 16.1 by giving written notice to Enanta to such effect. Enanta shall have [*****] to either cure any such breach or, if cure cannot be reasonably effected within such [*****] period, to deliver to Novartis a plan for curing such breach which is reasonably sufficient to effect a cure within a reasonable period not to exceed [*****]. Following delivery of such plan, Enanta shall use commercially reasonable efforts to carry out the plan and cure the breach. If Enanta disputes in good faith the existence or materiality of an alleged breach and provides notice to Novartis of such dispute within the first [*****] of the [*****] notice period specified above, Novartis shall not have the right to implement the payment reduction set forth in Section 16.1(b) unless and until the existence of such material breach or failure by Enanta has been confirmed in accordance with Section 20.5, and Enanta has failed to cure such breach within [*****] following such confirmation. It is understood and acknowledged that during the pendency of any such dispute as to the existence or materiality of an alleged breach, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder; provided that Novartis shall place into a mutually agreed escrow account [*****] which become due during the pendency of such proceedings. In the event that the existence of such material breach or failure by Enanta is confirmed in accordance with Section 20.5, and Enanta fails to cure such breach as provided above following such confirmation, then Novartis shall be entitled to receive [*****]. In the event that the existence of such material breach or failure by Enanta is not confirmed in accordance with Section 20.5, or if Enanta cures such breach as provided above, then Enanta shall be entitled to receive the amounts in escrow. Any termination by Novartis under this Section and the effects of termination provided herein shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from Enanta.

(c)

Full Termination by Novartis for Cause. If Enanta is in material breach of any material obligation hereunder, Novartis may give written notice to Enanta specifying the claimed particulars of such breach and its desire to fully terminate this Agreement with the consequences as set forth in Section 16.2. In the event such material breach is not cured within the relevant time period specified below after such notice, Novartis shall have the right thereafter to terminate this Agreement immediately with the consequences as set forth in Section 16.2 by giving written notice to Enanta to such effect. Enanta shall have [*****] to either cure such breach or, if cure cannot be reasonably effected within such [*****] period, to deliver to Novartis a plan for curing such breach which is reasonably sufficient to effect a cure within a reasonable period not to exceed [*****]. Following delivery of such plan, Enanta shall use commercially reasonable efforts to carry out the plan and cure the breach. Any termination by Novartis under this

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Section and the effects of termination provided herein shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from Enanta.

(d)	Either Enanta or Novartis may terminate this Agreement without notice if an Insolvency Event occurs in relation to the other Party. In any event when a Party first becomes aware of the likely occurrence of any Insolvency Event in regard to that Party, it shall promptly so notify the other Party in sufficient time to give the other Party sufficient notice to protect its interests under this Agreement.

(e)	Novartis may terminate this Agreement in the event Enanta rejects this Agreement under Section 365 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 et seq. (the “Code”).

15.3	Termination by Novartis Without Cause. Novartis may terminate this Agreement without cause at any time after the Effective Date in its entirety or on a Licensed Compound-by-Licensed Compound basis at any time on one hundred twenty (120) days’ prior written notice to Enanta.

15.4	Termination by Enanta For Failure of Novartis to Use Commercially Reasonable Efforts.

(a)	Subject to Section 15.4(b), Enanta shall have the right to terminate the rights licensed to Novartis under the Agreement with respect to a given Product if Novartis is in breach of its obligations as set forth in Sections 7.2 or 9.1 with respect to such Product, provided however, that Novartis’ rights shall not terminate unless (i) Novartis is given [*****] prior written notice by Enanta of Enanta’s intent to terminate, stating the reasons and justification for such termination, and (ii) Novartis, or its Affiliate or sublicensee, has not taken good faith commercially reasonable steps during the [*****] period following such notice to diligently pursue the Development and/or Commercialization of the relevant Product.

(b)	If Novartis disputes in good faith the existence or materiality of an alleged breach specified in a notice provided by Enanta pursuant to Section 15.4(a), and Novartis provides notice to Enanta of such dispute within the first [*****] of the [*****] notice period specified in Section 15.4(a), Enanta shall not have the right to terminate rights under this Agreement unless and until the existence of such material breach or failure by Novartis has been determined in accordance with Section 20.5 and Novartis fails to cure such breach within [*****] following such determination. It is understood and acknowledged that during the pendency of any such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

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15.5	Rights in Bankruptcy.

(a)	The Parties agree that this Agreement constitutes an executory contract under Section 365 of the Code for the license of “intellectual property” as defined under Section 101 of the Code and constitutes a license of “intellectual property” for purposes of any similar laws in any other country in the Territory. The Parties further agree that Novartis, as licensee of such rights under this Agreement, will retain and may fully exercise all of its protections, rights and elections under the Code, including, but not limited to, Section 365(n) of the Code, and any similar laws in any other country in the Territory. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Enanta under the Code and any similar laws in any other country in the Territory, Novartis will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property to the extent included in the license grants hereunder and reasonably related to the practice of such license, and the same, if not already in its possession, will be promptly delivered to it: (i) upon any such commencement of a bankruptcy proceeding upon its written request therefor, unless Enanta elects to continue to perform all of its obligations under this Agreement; or (ii) if not delivered under (i) above, following the rejection of this Agreement by or on behalf of Enanta upon written request therefor by Novartis.

(b)	All rights, powers and remedies of Novartis provided for in this Section 15.5 are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, under the Code and any similar laws in any other country in the Territory). In the event of an Insolvency Event in relation to Enanta, Novartis, in addition to the rights, power and remedies expressly provided herein, shall be entitled to exercise all other such rights and powers and resort to all other such remedies as may now or hereafter exist at law or in equity (including, without limitation, under the Code).

16.	EFFECT OF TERMINATION

16.1	Partial Termination by Novartis for Cause. Upon partial termination of this Agreement by Novartis pursuant to Section 15.2(b):

(a)	any licenses granted by Novartis to Enanta hereunder will terminate and revert to Novartis;

(b)	the licenses and other rights granted by Enanta to Novartis and its Affiliates under Article 3 will remain in effect in accordance with their respective terms; provided, however, that (i) the amount of any Milestone Payments and royalties applicable to Net Sales of Product which become due after the effective date of partial termination shall be reduced by [*****]; and (ii) Novartis shall have the right to offset any damages Novartis has suffered as a result of Enanta’s breach, in such amounts as are finally determined to be due to Novartis pursuant to Section 20.5 or otherwise agreed by Enanta in writing, against any such Milestone Payments and/or royalties which become due after the effective date of partial termination; and

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(c)	the Agreement will otherwise remain in full force and effect except that (i) Novartis will have the right to dissolve the JSC upon written notice to Enanta, (ii) Novartis’ obligations pursuant to Section 4.2 will terminate, and (iii) Enanta’s rights to Co-Detail Products pursuant to Article 10 will terminate and Novartis will have the right to immediately terminate any Co-Detailing Agreement by providing written notice to Enanta.

16.2	Full Termination by Novartis for Cause. Upon termination of this Agreement by Novartis pursuant to Section 15.2(c), (d) or (e):

(a)	any licenses and other rights granted by either Party to the other Party hereunder will terminate and revert to the granting Party;

(b)	Novartis will cooperate with Enanta promptly and as reasonably requested by Enanta to transition the responsibility for the filing, prosecution, and maintenance of the Enanta IP back to Enanta. The provisions of Section 13.2 shall continue to apply with respect to Collaboration IP unless otherwise agreed in writing by the Parties;

(c)	Novartis hereby grants Enanta a right of first negotiation, exercisable by written notice to Novartis at any time within [*****] after such termination, to obtain a worldwide, exclusive, royalty-bearing license, with the right to sublicense, under Collaboration IP owned in whole or in part by Novartis or its Affiliates, and under any other Patent Rights and Know-How Controlled by Novartis or its Affiliates that are not included in the Collaboration IP and that are reasonably necessary to continue to Develop or Commercialize Products then being Developed or Commercialized under this Agreement, to research, develop, make, have made, use, sell, have sold, offer for sale and import Licensed Compound(s) and Product(s), on commercially reasonable terms to be negotiated in good faith by the Parties for up to an additional [*****] following exercise of such right of first negotiation;

(d)	any license granted to Enanta as described in the preceding subsection (c) will include, to the extent requested by Enanta, the right to use clinical and regulatory data and information generated by Novartis for regulatory purposes relating to the Licensed Compounds and/or Products and will provide for Novartis to transfer and assign to Enanta all of its right, title and interest in and to all regulatory submissions and Regulatory Approvals and all drug master files and drug dossiers with respect to the Products (other than those related to manufacturing facilities); and

(e)	except as set forth in this Section 16, the rights and obligations of the Parties hereunder shall terminate as of the date of such termination.

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16.3	Termination by Enanta for Cause or by Novartis Without Cause. Upon termination of this Agreement by Enanta pursuant to Section 15.2(a) or (d) or Section 15.4 or by Novartis pursuant to Section 15.3:

(a)	any licenses and other rights granted by either Party to the other under this Agreement will terminate and revert to the granting Party;

(b)	Novartis will cooperate with Enanta promptly and as reasonably requested by Enanta to transition the responsibility for the filing, prosecution, and maintenance of the Enanta IP back to Enanta. The provisions of Section 13.2 shall continue to apply with respect to Collaboration IP unless otherwise agreed in writing by the Parties;

(c)	Novartis will transfer and assign to Enanta all of its right, title and interest in and to all regulatory submissions with respect to the Products that were filed by Enanta prior to the Effective Date and transferred to Novartis hereunder;

(d)

in the event that this Agreement is terminated on or before the 2nd anniversary of the end of the Research Term, then Novartis will grant Enanta and its Affiliates a worldwide, exclusive, fully paid, perpetual license, with the right to sublicense, under all Collaboration IP owned in whole or in part by Novartis or its Affiliates, to research, develop, make, have made, use, sell, have sold, offer for sale and import Licensed Compound(s) and Product(s);

(e)

in the event that this Agreement is terminated after the 2nd anniversary of the end of the Research Term, then the Parties shall negotiate in good faith the terms under which Enanta shall obtain a worldwide, exclusive, license, with the right to sublicense, under Collaboration IP owned in whole or in part by Novartis or its Affiliates, to develop, make, have made, use, sell, have sold, offer for sale and import Licensed Compounds and Products;

(f)	in addition to the foregoing, upon request of Enanta following any such termination, the Parties shall negotiate in good faith the terms under which Enanta shall obtain a worldwide, exclusive, royalty-bearing license, with the right to sublicense, under any other Patent Rights and Know-How Controlled by Novartis or its Affiliates that are not included in the Collaboration IP and that are reasonably necessary to continue to Develop or Commercialize Products then being Developed or Commercialized under this Agreement, to develop, make, have made, use, sell, have sold, offer for sale and import any such Product then being Developed or Commercialized under this Agreement;

(g)

in the event that the Parties cannot agree upon the terms for any license to be negotiated as provided above within [*****] after such termination, then, if requested by Enanta during such [*****], the Parties shall refer the matter to arbitration before a mutually acceptable single independent arbitrator, who shall be experienced in the pharmaceutical business, provided that if the Parties cannot agree upon such single arbitrator within [*****], such arbitrator will be promptly

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chosen by the Parties in accordance with the then-prevailing rules of arbitration of the International Chamber of Commerce. For such arbitration, each Party shall submit final proposed terms to the arbitrator within [*****] of his/her appointment, together with a brief or other written memorandum supporting the merits of their final proposal, provided that each Party will submit its final proposed terms to the other Party at least [*****] prior to submission to the independent arbitrator. The arbitrator shall promptly convene a hearing, at which time each Party shall have an agreed upon time to argue and present witnesses in support of its final proposal. The independent arbitrator will select between the two sets of terms (i.e., the independent arbitrator will select one of the sets of terms submitted by the Parties, and will not propose a third set of terms, and shall have no discretion or authority with respect to modifying the proposed terms of either of the Parties), and shall render his/her opinion in writing within [*****] after the hearing described above. The decision of the arbitrator shall be final and binding on the Parties. The Parties shall equally bear all expenses and costs of the arbitration, including the costs associated with the arbitrators’ services, but not the costs incurred by either Party in connection with the preparation for and the presentation of its case.

(h)	any license granted to Enanta as described in the preceding subsection (e) or (f) will include, to the extent requested by Enanta, the right to use clinical and regulatory data and information generated by Novartis for regulatory purposes relating to the Licensed Compounds and/or Products and will provide for Novartis to transfer and assign to Enanta all of its right, title and interest in and to all regulatory submissions and Regulatory Approvals and all drug master files and drug dossiers with respect to the Products (other than those related to manufacturing facilities) and for Novartis to reasonably cooperate with Enanta, at Enanta’s request and expense, with respect to the transfer of relevant Development and Commercialization activities to Enanta, and to provide Enanta with reasonable access to relevant manufacturing and formulation Know-How; and

(i)	except as set forth in this Section 16, the rights and obligations of the Parties hereunder shall terminate as of the date of such termination.

16.4	Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Without limiting the foregoing, the provisions of Articles 1, 12, 16, 18 and 20, and Sections 3.4, 11.10, 13.1, 15.5, 17.4, 19.2, and any other obligations and rights which are expressly intended to survive, shall survive expiration or termination of this Agreement. The provisions of Section 14 (Confidentiality) shall survive the termination or expiration of this Agreement for a period of [*****].

16.5	Termination Not Sole Remedy. Termination is not the sole remedy under this Agreement and, whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies will remain available except as agreed to otherwise herein.

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17.	REPRESENTATIONS, WARRANTIES AND COVENANTS

17.1	Representations, Warranties and Covenants by Each Party. Each Party represents and warrants to the other as of the Effective Date that:

(a)	it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation;

(b)	it has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action required by law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c)	this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms;

(d)	other than compliance with the HSR Act, all consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by such Party in connection with this Agreement have been obtained;

(e)	the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement do not and shall not (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party; or (iii) violate any law; and

(f)	all of its employees, officers, and consultants who have been involved with the Enanta IP or who will be involved in the Research Program have executed agreements or have existing obligations under applicable laws requiring assignment to such Party of all inventions made during the course of and as the result of their association with such Party free from Encumbrances and obligating the individual to maintain as confidential such Party’s Confidential Information as well as confidential information of other parties (including the other Party and its Affiliates) which such individual may receive, to the extent required to support such Party’s obligations under this Agreement;

(g)	with respect to Novartis, it shall self-insure and, with respect to Enanta, it shall maintain insurance with respect to its activities and obligations under this Agreement in such amounts as are commercially reasonable in the industry for companies conducting similar business and shall require any of its Affiliates undertaking activities under this Agreement to do the same;

(h)	it will perform all activities under this Agreement in compliance with all applicable laws and regulations, including but not limited to those relating to the conduct of human clinical studies, animal testing, biotechnological research and the handling and containment of biohazardous materials, and laws and regulations relating to health, safety and the environment, fair labor practices and unlawful discrimination;

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(i)	(i) neither such Party nor, to the actual knowledge of such Party, any employee, agent or subcontractor of such Party involved or to be involved in the Development of the Licensed Compound(s) and/or the Product(s) has been debarred under Subsection (a) or (b) of Section 306 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. 335a); (ii) no Person who is known by such Party to have been debarred under Subsection (a) or (b) of Section 306 of said Act will be employed by such Party in the performance of any activities hereunder; and (iii) to the actual knowledge of such Party, no Person on any of the FDA clinical investigator enforcement lists (including, but not limited to, the (1) Disqualified/Totally Restricted List, (2) Restricted List and (3) Adequate Assurances List) will participate in the performance of any activities hereunder.

17.2	Representations and Warranties by Enanta. Enanta represents and warrants to Novartis as of the Effective Date that:

(a)	Exhibit A sets forth a complete and accurate list of all Enanta Patents in existence as of the Effective Date, indicating the owner, Enanta, and/or co-owner(s) thereof if such Enanta IP is not solely owned by Enanta;

(b)	Exhibit A includes a complete list of all the patents and patent applications that Enanta has filed on novel NS5A compound structures;

(c)	[*****];

(d)	[*****];

(e)	[*****];

(f)	[*****];

(g)	[*****];

(h)	[*****];

(i)	[*****];

(j)	[*****];

(k)	[*****];

(l)	[*****]; and

(m)	[*****].

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17.3	Covenants of Enanta. Enanta covenants and agrees that:

(a)	it will not grant any interest in the Enanta IP which is inconsistent with the terms and conditions of this Agreement, nor shall Enanta assign its right, title or interest in or to the Enanta IP to any Third Party except as permitted in Section 20.1; and

(b)	if, at any time after execution of this Agreement, it becomes aware that it or any employee, agent or subcontractor of Enanta who participated, or is participating, in the performance of any activities hereunder is on, or is being added to the FDA Debarment List or any of the three (3) FDA Clinical Investigator Restriction Lists referenced in Section 17.1(i), it will provide written notice of this to Novartis within two (2) business days of its becoming aware of this fact;

(c)	subject to Section 14.3, it will use all reasonable precautions to preserve the confidentiality of the Enanta Know-How to the extent that such Enanta Know-How is subject to an exclusive license to Novartis and its Affiliates.

17.4	No Other Warranties. EXCEPT AS EXPRESSLY STATED IN THIS SECTION 17, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF NOVARTIS OR ENANTA; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

18.	INDEMNIFICATION; LIABILITY

18.1	Indemnification by Enanta. Enanta shall indemnify and hold Novartis, its Affiliates, and their respective officers, directors and employees (“Novartis Indemnitees”) harmless from and against any Claims against them to the extent arising or resulting from:

(a)	Enanta’s, or any of its Affiliates’, sublicensees’ or contractors’ actions in connection with the Research Program;

(b)	the negligence or willful misconduct of Enanta or any of its Affiliates; or

(c)	the breach of any of the obligations, covenants, warranties or representations made by Enanta to Novartis and its Affiliates under this Agreement;

provided, however, that Enanta shall not be obliged to so indemnify, defend and hold harmless the Novartis Indemnitees for any Claims to the extent Novartis has an obligation to indemnify Enanta Indemnitees pursuant to Section 18.2 or to the extent that such Claims arise from the breach, negligence or willful misconduct of Novartis or the Novartis Indemnitee.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	46

18.2	Indemnification by Novartis. Novartis shall indemnify and hold Enanta, its Affiliates, and their respective officers, directors and employees (“Enanta Indemnitees”) harmless from and against any Claims against them to the extent arising or resulting from:

(a)	Novartis’, or any of its Affiliates’, sublicensees’ or contractors’ actions in connection with the Development, manufacture or Commercialization of the Licensed Compound(s) or Product(s) or performance of the Research Program;

(b)	the negligence or willful misconduct of Novartis or any of its Affiliates; or

(c)	the breach of any of the obligations, covenants, warranties or representations made by Novartis to Enanta under this Agreement;

provided, however, that Novartis and its Affiliates shall not be obliged to so indemnify, defend and hold harmless the Enanta Indemnitees for any Claims to the extent Enanta has an obligation to indemnify Novartis Indemnitees pursuant to Section 18.1 or to the extent that such Claims arise from the breach, negligence or willful misconduct of Enanta or the Enanta Indemnitee.

18.3	Indemnification Procedure.

(a)	For the avoidance of doubt, all indemnification claims in respect of a Novartis Indemnitee or Enanta Indemnitee shall be made solely by Novartis or Enanta, respectively.

(b)	A Party seeking indemnification hereunder (“Indemnified Party”) shall notify the other Party (“Indemnifying Party”) in writing reasonably promptly after the assertion against the Indemnified Party of any Claim or fact in respect of which the Indemnified Party intends to base a Claim for indemnification hereunder (“Indemnification Claim Notice”), but the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation or liability that it may have to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that its ability to defend or resolve such Claim is adversely affected thereby. The Indemnification Claim Notice shall contain a description of the Claim and the nature and amount of the Claim (to the extent that the nature and amount of such Claim is known at such time). Upon the request of the Indemnifying Party, the Indemnified Party shall furnish promptly to the Indemnifying Party copies of all correspondence, communications and official documents (including court documents) received or sent in respect of such Claim.

(c)

Subject to the provisions of subsections (d) and (e) below, the Indemnifying Party shall have the right, upon written notice given to the Indemnified Party within thirty (30) days after receipt of the Indemnification Claim Notice, to assume the defense and handling of such Claim, at the Indemnifying Party’s sole expense, in which case the provisions of subsection (d) below shall govern. The assumption of the defense of a Claim by the Indemnifying Party shall not be construed as acknowledgement that the Indemnifying Party is liable to indemnify any indemnitee in respect of the Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against any Indemnified Party’s claim for indemnification. In the event that it is ultimately decided that the Indemnifying Party is not obligated to indemnify or hold an Indemnitee harmless

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	47

from and against the Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including attorneys’ fees and costs of suit) and any losses incurred by the Indemnifying Party in its defense of the Claim. If the Indemnifying Party does not give written notice to the Indemnified Party, within thirty (30) days after receipt of the Indemnification Claim Notice, of the Indemnifying Party’s election to assume the defense and handling of such Claim, the provisions of sub-Section (e) below shall govern.

(d)	Upon assumption of the defense of a Claim by the Indemnifying Party: (i) the Indemnifying Party shall have the right to and shall assume sole control and responsibility for dealing with the Claim; (ii) the Indemnifying Party may, at its own cost, appoint as counsel in connection with conducting the defense and handling of such Claim any law firm or counsel reasonably selected by the Indemnifying Party; (iii) the Indemnifying Party shall keep the Indemnified Party informed of the status of such Claim; and (iv) the Indemnifying Party shall have the right to settle the Claim on any terms the Indemnifying Party chooses; provided, however, that it shall not, without the prior written consent of the Indemnified Party, agree to a settlement of any Claim which could lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder or which admits any wrongdoing or responsibility for the claim on behalf of the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and shall be entitled to participate in, but not control, the defense of such Claim with its own counsel and at its own expense. In particular, the Indemnified Party shall furnish such records, information and testimony, provide witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Claim, and making the Indemnified Party, the Indemnitees and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided.

(e)	If the Indemnifying Party does not give written notice to the Indemnified Party as set forth in subsection (c) or fails to conduct the defense and handling of any Claim in good faith after having assumed such, the Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably acceptable to the Indemnifying Party in connection with conducting the defense and handling of such Claim and defend or handle such Claim in such manner as it may deem appropriate. In such event, the Indemnified Party shall keep the Indemnifying Party timely apprised of the status of such Claim and shall not settle such Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnified Party defends or handles such Claim, the Indemnifying Party shall cooperate with the Indemnified Party, at the Indemnified Party’s request but at no expense to the Indemnified Party, and shall be entitled to participate in the defense and handling of such Claim with its own counsel and at its own expense.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	48

18.4	Mitigation of Loss. Each Indemnified Party will take and will procure that its Affiliates take all such reasonable steps and action as are necessary or as the Indemnifying Party may reasonably require in order to mitigate any Claims (or potential losses or damages) under this Section 18. Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

18.5	Special, Indirect and Other Losses. NEITHER PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIGENCE BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OR FOR ANY LOSS OF PROFITS SUFFERED BY THE OTHER PARTY, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE REQUIRED TO BE PAID TO A THIRD PARTY AS PART OF A CLAIM FOR WHICH A PARTY PROVIDES INDEMNIFICATION UNDER THIS SECTION 18.

18.6	No Exclusion. Neither Party excludes any liability for death or personal injury caused by its negligence or that of its employees, agents or sub-contractors.

19.	PUBLICATIONS AND PUBLICITY

19.1	Publications.

(a)	Except to the extent made in accordance with the provisions of Section 14 or Section 19.2, any proposed public disclosure (whether written, electronic, oral or otherwise) by Enanta relating to the Licensed Compound(s) or Product(s) shall require the prior written consent of Novartis.

(b)	For the avoidance of doubt, Novartis or any of its Affiliates may, without any required consents from Enanta, but, to the extent practicable, with at least [*****] prior written notice to Enanta, publish or have published information about clinical trials related to the Licensed Compound(s) or Product(s), including the results of such clinical trials. This paragraph shall not affect the rights or obligations of the Parties pursuant to Section 14.

19.2	Publicity.

(a)	Neither Party shall use the name, symbol, trademark, trade name or logo of the other Party or its Affiliates in any press release, publication or other form of public disclosure without the prior written consent of the other Party in each instance (such consent not to be unreasonably withheld or delayed), except for those disclosures made in accordance with Section 14 or for which consent has already been obtained.

(b)	Except as provided in Section 14, each Party agrees not to issue any press release or other public statement, whether oral or written, disclosing the existence of this

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	49

Agreement, the terms hereof or any information relating to this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that Novartis may issue press releases and other public statements as it deems reasonably appropriate in connection with the Development and Commercialization of Products under this Agreement without such consent but, to the extent practicable, with at least [*****] prior written notice to Enanta.

19.3	The Parties acknowledge and agree that a good faith breach by Novartis of any requirement to give prior notice pursuant to this Section 19 shall not be grounds for any termination of this Agreement by Enanta.

20.	GENERAL PROVISIONS

20.1	Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement, without the consent of the other Party to any of its Affiliates or to a successor to all or substantially all of its business or assets to which this Agreement relates. Any purported assignment in contravention of this Section 20.1 shall, at the option of the non-assigning Party, be null and void and of no effect. In the event that this Agreement is assigned by a Party in connection with the sale or transfer of all or substantially all of the business and assets of such Party to which the subject matter of this Agreement pertains, notwithstanding any provisions of this Agreement to the contrary, such assignment shall not provide the non-assigning Party with rights or access to intellectual property or technology of the acquirer of the assigning Party. No assignment shall release either Party from responsibility for the performance of any accrued obligation of such Party hereunder. This Agreement shall be binding upon and enforceable against the successor to or any permitted assignees from either of the Parties hereto.

20.2	Extension to Affiliates. Novartis shall have the right to extend the rights, immunities and obligations granted in this Agreement to one or more of its Affiliates. All applicable terms and provisions of this Agreement shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to Novartis. Novartis shall remain primarily liable for any acts or omissions of its Affiliates.

20.3	Severability. Should one or more of the provisions of this Agreement become void or unenforceable as a matter of law, then this Agreement shall be construed as if such provision were not contained herein and the remainder of this Agreement shall be in full force and effect, and the Parties will use their commercially reasonable efforts to substitute for the invalid or unenforceable provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties.

20.4	Governing Law and Jurisdiction. This Agreement shall be governed by and construed under the laws of the Commonwealth of Massachusetts, without reference to conflicts of laws principles. The Parties hereby irrevocably submit to the exclusive jurisdiction of and venue in the state and federal courts located in Boston, Massachusetts, without restricting any right of appeal.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	50

20.5	Dispute Resolution.

(a)	Except as otherwise set forth in this Agreement, in the event of an unresolved matter, dispute or issue under this Agreement (“Dispute”), the Parties will refer the Dispute to the Alliance Managers for discussion and resolution. If the Alliance Managers are unable to resolve such Dispute within thirty (30) days of the Dispute being referred to them by either Party in writing, either Party may require that the Parties forward the matter to the Senior Officers (or designees with similar authority to resolve such dispute), who shall attempt in good faith to resolve such Dispute. If the Senior Officers cannot resolve such Dispute within thirty (30) days of the matter being referred to them in writing, then the Dispute will be resolved as provided in Section 20.5(b), (c) or (d) below, as applicable.

(b)	For any Dispute not settled in accordance with Section 20.5(a), a Party wishing to commence arbitration shall first serve notice on the other Party that a Dispute has arisen and demand that mediation commence. The mediation shall last no longer than sixty (60) days and shall be conducted pursuant to the ICC ADR Rules of the International Chamber of Commerce (“ICC”) then in effect. Each Party shall pay its own expenses incurred in connection with such mediation, and the fees and expenses of the mediator shall be divided evenly between the Parties. Notwithstanding anything else contained herein, any Party to such mediation shall have the right to commence arbitration in accordance with Section 20.5(c) below at any time after the expiration of sixty (60) days after service of such demand for mediation under this subsection.

(c)	Any unresolved Disputes between the Parties relating to, arising out of or in any way connected with this Agreement or any term or condition hereof, or the performance by either Party of its obligations hereunder, whether before or after termination of this Agreement, shall be resolved by final and binding arbitration. Whenever a Party shall decide to institute arbitration proceedings, it shall give written notice to that effect to the other Party. Arbitration shall be held in Boston, Massachusetts, according to the Rules of Arbitration of the ICC in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the Parties. No arbitrator (nor any panel of arbitrators) shall have the power to award punitive damages under this Agreement and such award is expressly prohibited. Decisions of the arbitrator(s) shall be final and binding on the Parties. Judgment on the award so rendered may be entered in any court of competent jurisdiction. The costs of the arbitration shall be borne as determined by the arbitrator(s).

(d)

Notwithstanding anything to the contrary, either Party may at any time seek to obtain preliminary injunctive relief or other applicable provisional relief from a court of competent jurisdiction with respect to an issue arising under this Agreement if the rights of such Party would be prejudiced absent such relief. A

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	51

request by a Party to a court of competent jurisdiction for interim measures necessary to preserve the Party’s rights, including attachments or injunctions, shall not be deemed incompatible with, or a waiver of, the agreement to mediate or arbitrate contained in this Section 20.5. Notwithstanding anything to the contrary in this Section 20.5, any disputes regarding the scope, validity, enforceability or inventorship of any patents or patent applications shall be submitted for final resolution by a court of competent jurisdiction.

20.6	Force Majeure. Neither Party shall be responsible to the other for any failure or delay in performing any of its obligations under this Agreement or for other nonperformance hereunder if such delay or nonperformance is caused by strike, stoppage of labor, lockout or other labor trouble, fire, flood, accident, war, act of terrorism, act of God or of the government of any country or of any local government, or by cause unavoidable or beyond the control of any Party hereto. In such event, the Party affected will use commercially reasonable efforts to resume performance of its obligations.

20.7	Waivers and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

20.8	Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Enanta and Novartis, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

20.9	Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by notice):

If to Enanta:

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, Massachusetts 02472

Attention: Chief Executive Officer

Facsimile No.: 617-607-0530

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	52

If to Novartis:

Novartis Institutes for BioMedical Research, Inc.

250 Massachusetts Avenue

Cambridge, Massachusetts 02139

Attention: General Counsel

Facsimile No.: (617) 871-3354

20.10	Further Assurances. Novartis and Enanta hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary to carry out the intent and purposes of this Agreement.

20.11	Compliance with Law. Each Party shall perform its obligations under this Agreement in accordance with all applicable laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any applicable law.

20.12	Corporate Citizenship. Novartis gives preference to parties who share Novartis’ societal and environmental values as set forth in the “Novartis Third Party Code of Conduct” which is attached as Exhibit D.

20.13	No Third Party Beneficiary Rights. The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights to any Third Party (including any third party beneficiary rights).

20.14	English Language. This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

20.15	Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

20.16	Entire Agreement. This Agreement, together with its Exhibits, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other prior communications between the Parties with respect to such subject matter. In the event of any conflict between a substantive provision of this Agreement and any Exhibit hereto, the substantive provisions of this Agreement shall prevail.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	53

20.17	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.18	Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.		ENANTA PHARMACEUTICALS, INC.

By:	/s/ Christian Klee	By:	/s/ Jay R. Luly

Name:	Christian Klee	Name:	Jay R. Luly

Title:	VP and CFO	Title:	President and CEO

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.	54

Enanta has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

EXHIBIT A

ENANTA PATENTS

Country Name	Sub	Status	Appl’n #	Filing Date	Patent #	Issue Date

4014.1182 (ENP-182) “Linked Dibenzimidazole Antivirals”

[*****]		[*****]	[*****]	[*****]
Patent Cooperation Treaty		Natl Proc	US10/023645	09-Feb-2010
United States of America		Expired	61/151,079	09-Feb-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1183 (ENP-183) “Novel Dibenzimidazole Derivatives”

United States of America		PRO	61/153,224	17-Feb-2009
United States of America	1	PRO	61/156,239	27-Feb-2009
United States of America	2	ORD	12/702,692	09-Feb-2012

4014.1184 (ENP-184) “Linked Dibenzimidazole Derivatives”

United States of America		Expired	61/153,231	17-Feb-2009
United States of America	1	Expired	61/156,110	27-Feb-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1185 (ENP-185) “Linked Dilmidazole Antivirals”

Patent Cooperation Treaty		Natl Proc	US10/024447	17-Feb-2010
United States of America		Expired	61/153,234	17-Feb-2009
United States of America	1	Expired	61/156,160	27-Feb-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1186 (ENP-186) “Novel Dilmidazole Antivirals”

United States of America		PRO	61/153,240	17-Feb-2009
United States of America	1	PRO	61/156,284	27-Feb-2009
United States of America	2	ORD	12/707,200	17-Feb-2010

4014.1187 (ENP-187) “Novel Benzimidazole Derivatives”

[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Country Name	Sub	Status	Appl’n #	Filing Date	Patent #	Issue Date
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
Patent Cooperation Treaty		Natl Proc	US10/025741	01-March-2010
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/156,131	27-Feb-2009
United States of America	1	Allowed	12/714,583	01-March-2010	8101643	24-Jan-2012
[*****]	[*****]	[*****]	[*****]	[*****]
United States of America	3	Unfiled
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1188 (ENP-188) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61/158,071	06-Mar-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1189 (ENP-189) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61/156,268	27-Feb-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1190 (ENP-190) “Hepatitis C Virus Inhibitors”

Patent Cooperation Treaty		Natl Proc	US10/038699	15-Jun-2010
United States of America		Expired	61/187,374	16-Jun-2009
[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

2

Country Name	Sub	Status	Appl’n #	Filing Date	Patent #	Issue Date

4014.1191 (ENP-191) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61/222,586	02-Jul-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1192 (ENP-192) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/241,489	10-Sept-2010
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1198 (ENP-198) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61,241,578	11-Sep-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1199 (ENP-199) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61/241,595	11-Sep-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1200 (ENP-200) “Hepatitis C Virus Inhibitors”

United States of America		PRO	61/241,617	11-Sep-2009
United States of America	1	ORD	12/879,028	10-Sep-2010

4014.1201 (ENP-201) “Hepatitis C Virus Inhibitors”

United States of America		Expired	61/241,577	11-Sep-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1202 (ENP-202) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/241,598	11-Sep-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1204 (ENP-204) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/286,178	14-Dec-2009
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1205 (ENP-205) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

3

Country Name	Sub	Status	Appl’n #	Filing Date	Patent #	Issue Date
United States of America		Expired	61/297,918	25-Jan-2010
United States of America	1	Expired	61/314,304	16-Mar-2010
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1209 (ENP-209) “Combination Pharmaceutical Agents as Inhibitors of HCV Replication”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/310,579	04-Mar-2010
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1210 (ENP-210) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/322,438	09-Apr-2010
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1211 (ENP-211) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/372,999	12-Aug-2010
[*****]	[*****]	[*****]	[*****]	[*****]

4014.1216 (ENP-216) “Hepatitis C Virus Inhibitors”

[*****]	[*****]	[*****]	[*****]	[*****]
United States of America		Expired	61/351,327	04-Jun-2010
United States of America	1	Expired	61/415,447	19-Nov-2010
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]

[*****]	[*****]	[*****]	[*****]	[*****]
[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]
[*****]	[*****]	[*****]	[*****]	[*****]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

4

Enanta has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

EXHIBIT B

RESEARCH PLAN

[*****]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

EXHIBIT C

SAMPLE INVOICE

Company Name	INVOICE

Street Address	DATE: Month Day, Year
City, State ZIP Code	INVOICE #: XX
Phone 1xxxxxx	NOVARTIS PO#: XXXXXXXX
Fax 1xxxxx

Bill To:

Novartis Institutes for Biomedical Research

Attn: Novartis Contact Name

P.O. Box 5990

Portland, OR 97228-5990

Upfront/Milestone/Royalty or any other payment debit in reference to Research Collaboration and License Agreement between Enanta Pharmaceuticals, Inc. and Novartis Institutes for BioMedical Research, Inc. effective as of (date).

PO Line Number	DESCRIPTION	AMOUNT

1	Upfront payment with reference made to the relevant section of the contract	$	XX.XX

TOTAL		$	XX.XX

Remit to:
Bank Wire Information:
Bank Name:	XX
Account No.:	XX
ABA#:	XX (only applicable in the US)
IBAN:	XX (only applicable in Europe)
SWIFT CODE:	XX (applicable US and Europe)

Note for e-mail submissions of invoices:

The address is: [*****]

Attached invoice files must contain a Novartis issued purchase order number (PO) on them and cannot be zipped. Invoices without a PO number on them or zipped attachments will not be accepted for processing.

Note to Enanta: When payments shift to post-PoC, Novartis to provide Enanta with new contact information for the invoices.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

EXHIBIT D

NOVARTIS THIRD PARTY CODE OF CONDUCT

[to be inserted]

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Novartis Third Party Code of Conduct

Novartis wants to be known for being a responsible corporate citizen. We do everything that we can to operate in a manner that is sustainable – economically, socially and environmentally – in the best interests of the long-term success of our enterprise and its stakeholders.

In support of this goal, Novartis firmly supports the principles of the United Nations Global Compact and the Pharmaceutical Industry Principles for Responsible Supply Chain Management, and we are committed to reflecting these in our business principles and practices.

www.novartis.com/supplier

Version 2.0, April 2007

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Supply Chain Principles  |  2

Pharmaceutical Industry Principles for Responsible Supply Chain Management

This document outlines the Pharmaceutical Industry Principles for Responsible Supply Chain Management (the “Principles”) for ethics, labor, health and safety, environment and related management systems. The Principles may be voluntarily supported by any business in the pharmaceutical industry.

Companies supporting the Principles:

•	Will integrate and apply these Principles in a manner consistent with their own supplier programs.

•

Believe that society and business are best served by responsible business behaviors and practices. Fundamental to this belief is the understanding that a business must, at a minimum, operate in full compliance with all applicable laws, rules and regulations.

•

Are aware of differences in culture and the challenges associated with interpreting and applying these Principles globally. While companies supporting the Principles believe that what is expected is universal, it is understood that the methods for meeting these expectations may be different and must be consistent with the laws, values and cultural expectations of the different societies in the world.

•	Believe the Principles are best implemented through a continual improvement approach that advances supplier performance over time.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

2

Supply Chain Principles  |  3

Ethics

Suppliers shall conduct their business in an ethical manner and act with integrity. The ethics elements include:

1. Business Integrity and Fair Competition

All corruption, extortion and embezzlement are prohibited. Suppliers shall not pay or accept bribes or participate in other illegal inducements in business or government relationships. Suppliers shall conduct their business consistent with fair and vigorous competition and in compliance with all applicable anti-trust laws. Suppliers shall employ fair business practices, including accurate and truthful advertising.

2. Identification of Concerns

All workers should be encouraged to report concerns or illegal activities in the workplace, without threat of reprisal, intimidation or harassment. Suppliers shall investigate and take corrective action if needed.

3. Animal Welfare

Animals shall be treated humanely, with pain and stress minimized. Animal testing should be performed after consideration to replace animals, reduce the numbers of animals used or refine procedures to minimize distress. Alternatives should be used wherever scientifically valid and acceptable to regulators.

4. Privacy

Suppliers shall safeguard and make only proper use of confidential information to ensure that company, worker and patient privacy rights are protected.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

3

Supply Chain Principles  |  4

Labor

Suppliers shall be committed to uphold the human rights of workers and to treat them with dignity and respect. The labor elements include:

1. Freely Chosen Employment

Suppliers shall not use forced, bonded, indentured or involuntary prison labor.

2. Child Labor and Young Workers

Suppliers shall not use child labor. The employment of young workers below the age of 18 shall only occur in non-hazardous work and when young workers are above a country’s legal age for employment or the age established for completing compulsory education.

3. Non-Discrimination

Suppliers shall provide a workplace free of harassment and discrimination. Discrimination for reasons such as race, color, age, gender, sexual orientation, ethnicity, disability, religion, political affiliation, union membership or marital status is not condoned.

4. Fair Treatment

Suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers and no threat of any such treatment.

5. Wages, Benefits and Working Hours

Suppliers shall pay workers according to applicable wage laws, including minimum wages, overtime hours and mandated benefits.

Suppliers shall communicate with the worker the basis on which they are being compensated in a timely manner. Suppliers are also expected to communicate with the worker whether overtime is required and the wages to be paid for such overtime.

6. Freedom of Association

Open communication and direct engagement with workers to resolve workplace and compensation issues is encouraged.

Suppliers shall respect the rights of workers, as set forth in local laws, to associate freely, join or not join labor unions, seek representation and join workers’ councils. Workers shall be able to communicate openly with management regarding working conditions without threat of reprisal, intimidation or harassment.
Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

4

Supply Chain Principles  |  5

Health and Safety

Suppliers shall provide a safe and healthy working environment, including for any company-provided living quarters. The health and safety elements include:

1. Worker Protection

Suppliers shall protect workers from over exposure to chemical, biological and physical hazards, physically demanding tasks in the workplace and in any company-provided living quarters.

2. Process Safety

Suppliers shall have programs in place to prevent or mitigate catastrophic releases of chemicals.

3. Emergency Preparedness and Response

Suppliers shall identify and assess emergency situations in the workplace and any company-provided living quarters, and minimize their impact by implementing emergency plans and response procedures.

4. Hazard Information

Safety information relating to hazardous materials – including pharmaceutical compounds and pharmaceutical intermediate materials – shall be available to educate, train and protect workers from hazards.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

5

Supply Chain Principles  |  6

Environment

Suppliers shall operate in an environmentally responsible and efficient manner, and they shall minimize adverse impacts on the environment. Suppliers are encouraged to conserve natural resources, to avoid the use of hazardous materials where possible and to engage in activities that reuse and recycle.

The environmental elements include:

1. Environmental Authorizations

Suppliers shall comply with all applicable environmental regulations. All required environmental permits, licenses, information registrations and restrictions shall be obtained and their operational and reporting requirements followed.

2. Waste and Emissions

Suppliers shall have systems in place to ensure the safe handling, movement, storage, recycling, reuse or management of waste, air emissions and wastewater discharges. Any waste, wastewater or emissions with the potential to adversely impact human or environmental health shall be appropriately managed, controlled and treated prior to release into the environment.

3. Spills and Releases

Suppliers shall have systems in place to prevent and mitigate accidental spills and releases to the environment.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

6

Supply Chain Principles  |  7

Management Systems

Suppliers shall use management systems to facilitate continual improvement and compliance with the expectations of these principles. The management systems elements include:

1. Commitment and Accountability

Suppliers shall demonstrate commitment to the concepts described in this document by allocating appropriate resources.

2. Legal and Customer Requirements

Suppliers shall identify and comply with applicable laws, regulations, standards and relevant customer requirements.

3. Risk Management

Suppliers shall have mechanisms to determine and manage risks in all areas addressed by this document.

4. Documentation

Suppliers shall maintain documentation necessary to demonstrate conformance with these expectations and compliance with applicable regulations.

5. Training and Competency

Suppliers shall have a training program that achieves an appropriate level of knowledge, skills and abilities in management and workers to address these expectations.

6. Continual Improvement

Suppliers are expected to continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections and management reviews.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

7

Corporate Citizenship Guideline # 5

Third Party Management

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 1 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

8

Purpose and References
1. Purpose of this guideline

This Guideline was issued by the Novartis Group Executive Committee (ECN) on August 21, 2003. In line with the CC Policy and Guideline #1, paragraph 10, it sets forth the Corporate Citizenship criteria which Novartis takes into account in selecting its suppliers and service providers (Third Parties).

Novartis supports the “Pharmaceutical Supply Chain initiative” (PSCI) (see also www.pharmaceuticalsupplychain.org). This guideline explains how Novartis integrates these principles in its supplier program.

2. Reference to Novartis Third Party Code of Conduct

To communicate the expectations from the Third Parties, Novartis has established a “Third Party Code of Conduct”, which specifies these expectations and is in line with the “Pharmaceutical Industry Principles for Responsible Supply Chain Management”.

3. Reference to Guidance Note 5.1

This Guideline is accompanied by the Guidance Note 5.1 “Practical Implementation Recommendations for Corporate Citizenship in Third Party Relations” which provides details for: selecting evaluation criteria; creating a dialogue on Corporate Citizenship principles through the use of standard questionnaires; performing assurance visits; and providing special support in certain situations that Novartis deems warranted.

Responsibilities

4. Divisions, Business Units, Novartis International

The Division Heads, Heads of Consumer Health Business Units, and the Head of Corporate Services are responsible for proper implementation of this Guideline within their units. They shall nominate a Third Party Officer (3PO) within their units. By preference, the 3PO shall be the head of a purchasing department or the head of a supply chain function.

5. Third Party Officer’s Responsibility

The 3PO shall ensure that for all purchasing operations within his/her unit, a “Third Party Management Process” is in place which covers purchasing operations in all affiliates and sites. The 3PO is the driving force within the unit to implement this Guideline (= CC5), including recruitment and training of local 3PM’s and ensuring high quality of data and risk assessment associated to the CC5 process.

6. Third Party Management

In each local operational unit a responsible “Third Party Manager” (3PM) assures that responsibilities and processes are established, maintained and implemented. It should address: (1) the process by which Third Parties are identified, selected and contracted, and (2) the manner in which support by relevant functions (e.g. HR, HSE, Legal, Compliance Officers) is provided.

7. Ownership and Operating Responsibility

This Guideline and its associated Guidance Note # 5.1 are owned and maintained by Group Purchasing.

The Chief Procurement Officer shall, together with the 3PO’s ensure consistent application within Novartis as well as periodical reviews, as required. This is achieved by regular 3PO meetings, chaired by the Chief Procurement Officer. The 3PO’s also approve SOP’s for consistent management of CC5.

Proper management of CC5 is supported by a central database (GLOSUD), which is maintained by Group Purchasing, the data being entered by all Divisions, Business Units or Novartis International.

Principles & Expectations

8. Our principles and expectations

Novartis gives preference to Third Parties that share the societal and environmental values required by the Global Compact. As a consequence, Third Parties are expected to comply with minimum standard requirements concerning ethics, labor, health, safety and environmental protection and management systems, specified in the Novartis Third Party Code of Conduct and set forth in paragraphs 9 – 13 of this Guideline.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 2 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

9

Compliance with the Third Party Code of Conduct shall be assessed before contracting with any Third Party and shall constitute an element of equal importance among other evaluation criteria such as price or quality.

While we recognize that there are different legal and cultural environments in which our Business Partners operate throughout the world, it is Novartis’ intention to work collaboratively with Third Parties to achieve these goals on a long term and sustainable basis.

9. Ethics

Suppliers shall conduct their business in an ethical manner and act with integrity. The ethics elements include:

1. Business Integrity and Fair Competition

All corruption, extortion and embezzlement are prohibited. Suppliers shall not pay or accept bribes or participate in other illegal inducements in business or government relationships. Suppliers shall conduct their business consistent with fair and vigorous competition and in compliance with all applicable anti-trust laws. Suppliers shall employ fair business practices including accurate and truthful advertising.

2. Identification of Concerns

All workers should be encouraged to report concerns or illegal activities in the workplace without threat of reprisal, intimidation or harassment. Suppliers shall investigate and take corrective action if needed.

3. Animal Welfare

Animals shall be treated humanely with pain and stress minimized. Animal testing should be performed after consideration to replace animals, to reduce the numbers of animals used, or to refine procedures to minimize distress. Alternatives should be used wherever these are scientifically valid and acceptable to regulators.

4. Privacy

Suppliers shall safeguard and make only proper use of confidential information to ensure that company, worker, and patient privacy rights are protected.

10. Labor

Suppliers shall be committed to uphold the human rights of workers and to treat them with dignity and respect. The Labor elements include:

1. Freely Chosen Employment

Suppliers shall not use forced, bonded or indentured labor or involuntary prison labor.

2. Child Labor and Young Workers

Suppliers shall not use child labor. The employment of young workers below the age of 18 shall only occur in non hazardous work and when young workers are above a country’s legal age for employment or the age established for completing compulsory education.

3. Non-Discrimination

Suppliers shall provide a workplace free of harassment and discrimination. Discrimination for reasons such as race, color, age, gender, sexual orientation, ethnicity, disability, religion, political affiliation, union membership or marital status is not condoned.

4. Fair Treatment

Suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers and no threat of any such treatment.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 3 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

10

5. Wages, Benefits and Working Hours

Suppliers shall pay workers according to applicable wage laws, including minimum wages, overtime hours and mandated benefits.

Suppliers shall communicate with the worker the basis on which they are being compensated in a timely manner. Suppliers are also expected to communicate with the worker whether overtime is required and the wages to be paid for such overtime.

6. Freedom of Association

Open communication and direct engagement with workers to resolve workplace and compensation issues is encouraged.

Suppliers shall respect the rights of workers, as set forth in local laws, to associate freely, join or not join labor unions, seek representation and join workers’ councils. Workers shall be able to communicate openly with management regarding working conditions without threat of reprisal, intimidation or harassment.

11. Health and Safety

Suppliers shall provide a safe and healthy working environment, including for any company provided living quarters. The Health and Safety elements Include:

1. Worker Protection

Suppliers shall protect workers from over exposure to chemical, biological, physical hazards and physically demanding tasks in the work place and in any company provided living quarters.

2. Process Safety

Suppliers shall have programs in place to prevent or mitigate catastrophic releases of chemicals.

3. Emergency Preparedness and Response

Suppliers shall identify and assess emergency situations in the workplace and any company provided living quarters, and to minimize their impact by implementing emergency plans and response procedures.

4. Hazard Information

Safety information relating to hazardous materials - including pharmaceutical compounds and pharmaceutical intermediate materials - shall be available to educate, train, and protect workers from hazards.

12. Environment

Suppliers shall operate in an environmentally responsible and efficient manner and they shall minimize adverse impacts on the environment. Suppliers are encouraged to conserve natural resources, to avoid the use of hazardous materials where possible and to engage in activities that reuse and recycle. The environmental elements include:

1. Environmental Authorizations

Suppliers shall comply with all applicable environmental regulations. All required environmental permits, licenses, information registrations and restrictions shall be obtained and their operational and reporting requirements followed.

2. Waste and Emissions

Suppliers shall have systems in place to ensure the safe handling, movement, storage, recycling, reuse, or management of waste, air emissions and wastewater discharges. Any waste, wastewater or emissions with the potential to adversely impact human or environmental health shall be appropriately managed, controlled and treated prior to release into the environment.

3. Spills and Releases

Suppliers shall have systems in place to prevent and mitigate accidental spills and releases to the environment.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 4 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

11

13. Management Systems

Suppliers shall use management systems to facilitate continual improvement and compliance with the expectations of these principles. The management system elements include:

1. Commitment and Accountability

Suppliers shall demonstrate commitment to the concepts described in this document by allocating appropriate resources.

2. Legal and Customer Requirements

Suppliers shall identify and comply with applicable laws, regulations, standards and relevant customer requirements.

3. Risk Management

Suppliers shall have mechanisms to determine and manage risks in all areas addressed by this document.

4. Documentation

Suppliers shall maintain documentation necessary to demonstrate conformance with these expectations and compliance with applicable regulations.

5. Training and Competency

Suppliers shall have a training program that achieves an appropriate level of knowledge, skills and abilities in management and workers to address these expectations.

6. Continual Improvement

Suppliers are expected to continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections, and management reviews.

Novartis Management Process

14. Information	Third Parties shall be made aware of the Third Party Code of Conduct and the compliance requirements to qualify for a business relationship with Novartis.
15. Clause in contract	Relevant contracts shall include explicit reference to the Third Party Code of Conduct and the compliance requirement to qualify for a business relationship with Novartis.
16. Classification of third parties

All Third Parties will be classified in one of five categories according to the industry they are in, the country in which they operate, their annual revenues with Novartis and the judgment of the buyer/3PM regarding the level of risks associated with their operations.

17. Class 0	The following Third Parties are out of scope and classified as Class 0: Medical doctors, Key opinion leaders, government agencies and inter company transfers.
18. Class 1

Third Parties classified as non-critical (Class 1), shall be made aware of the Third Party Code of Conduct and the fact that Novartis gives preference to Third Parties that comply with these Principles or substantially similar standards.

19. Class 2

Third Parties classified as critical (Class 2) shall be asked explicitly for information about their level of compliance with the Third Party Code of Conduct and to provide basic corporate citizenship related information about their business (“self-assessment”). To this end Novartis provides a form to be used as is, or to be completed with questions of specific interest to the Business unit.

20. Class 3 or 4

For Third Parties classified as very critical (Class 3 or 4), Novartis shall seek additional assurance of their commitment to and implementation of the Third Party Code of Conduct. This assurance may include a request by Novartis to conduct assurance visits to the Third Party site in order to learn about the level of

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 5 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

12

compliance with the Third Party Code of Conduct. For Third Parties using Novartis materials, processes, techniques, or know-how, e.g. toll or contract manufacturers, an assurance visit is mandatory for approval. As a basis for preparation and conducting the assurance visit, Novartis provides a questionnaire to be used as is, or to be completed with questions of specific interest to the unit. Follow-up visits should be conducted on a regular basis. Novartis shall maintain the data received during this process for ongoing compliance evaluations.
21. Improvement programs and special support (Class 4)

In cases where the results of the assurance visits and inquiries are unsatisfactory, Novartis may assist the Third Party in developing an improvement program designed to raise the level of compliance with the Third Party Code of Conduct. If concerns persist regarding the commitment or capability of the Third Party to improve of its own accord, a decision must be made at Corporate Steering Committee level as to whether special support should be provided (= Class 4) or the contract terminated. If an agreed improvement program is not completed within three years, or if the respective audit results are not satisfactory, then the contract shall be terminated.

22. Assessment process for known Third Parties

In cases where, in view of a previous or an ongoing business relationship, sufficient information about a specific Third Party is already available, the assessment process can be simplified and reduced to the level necessary to ascertain the Third Party’s compliance with the Third Party Code of Conduct. Such deviations from the standard assessment process must be justified and documented and must be approved by the 3PO.

Reporting Criteria & Measurements

23. Reporting to Senior Management

The Chief Procurement Officer is responsible for coordination of internal reporting on CC5 implementation, including the establishment of appropriate KPI’s for managing continuous improvement.

The 3PO’s are responsible for reporting the KPI achievements to the Executive Committee of their unit and to the Chief Procurement Officer.

24. Status of compliance and impact	A qualitative and quantitative assessment of the status of compliance and impact within the units is part of the KPI’s.
26. Reporting	The Chief Procurement Officer is responsible for establishing the format for reporting, the frequency, and the recipients of the reporting. Escalation procedure
26. Termination of Third Party relationship

Indications for termination of a contractual relationship (see above 21) are escalated by the 3PM through the 3PO to the Division Head(s) or Head(s) of Consumer Health Business Unit(s). If the decision to terminate the relationship is not unanimous, the Chief Procurement Officer will bring the controversy to the attention of the CC Steering Committee. The Chairman of the CC Steering Committee will raise the controversy at the ECN.

27. Non compliance

Material non compliance of a business unit to the CC5 process as described in the relevant guidelines and SOP’s, as well as continual failure to meet the KPI’s is escalated by the Chief Procurement Officer to the CC Steering Committee. The Chairman of the CC Steering Committee will raise material non compliance at the ECN.

Version 2.2, July 4, 2007:

Proposed Changes to Article 7 (Ownership and Operating Responsibility)

Proposed Changes to Articles 23-27 (Reporting, Escalation)

Circular approval by the 3PO’s July 4, 2007

Final Approval with modification of Articles 26/27 by Head Corporate Services July 10, 2007

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Corporate Citizenship Guideline 5
Initial Version:	approved by ECN August 21, 2003	Page 6 of 6
Version 2.2:	approved by 3PO’s and Head Corporate Services July 10, 2007

13

EXHIBIT E

Global Laboratory Notebook Guidelines

Laboratory notebooks shall be issued and used in substantial compliance with the following:

This laboratory notebook is to be used to make a systematic, permanent record of all experimental work, and to record ideas or concepts which might be used to support patents, product registrations, and other activities. No other form of notebook may be used to record experimental observations. Loose-leaf binders may only he used to store accessory data which cannot be pasted into the notebook. Provide sufficient experimental detail to allow an independent scientist with basic skills in the appropriate discipline to reproduce the work.

The book is issued to you and it is your personal responsibility to ensure its confidentiality and physical security at all times until it is handed over to the Research Archive for permanent storage. This will usually mean that the book is to remain on [Party]’s premises and that any relocation must be properly authorized. This Laboratory Notebook must be submitted to the local Research Archive for microfilming/scanning and safe storage ASAP after completion, at the latest, 3 months after the last entry. ALL lab notebooks irrespective of whether completed or only partially filled must be closed out and returned to the Research Archive one year after issue, or immediately if you relocate to a different site, or leave [Party].

General

On receipt of a new notebook immediately ensure that the identification panel is correctly filled in, and then register your signature, initials, and employee number in the “Table of Contributors and Signatures”.

Keep records clear, objective, accurate, and ensure they are dated unambiguously. Signatures must NEVER be back-dated or otherwise falsified.

Write preferably using a ball point pen in permanent black, waterproof ink. Do not use pencil, or ink which may run if wet.

Whenever practicable, record directly into the lab notebook.

Handwriting must be legible to be of evidential value.

Use pages in a chronological, sequential order. Do not leave empty spaces or empty pages. Cross through empty space on partly used pages with a diagonal line or X.

NEVER remove pages from the book and do not obscure the printed page numbers. Keep all entries within the printed margins.

When making corrections cross out with a single line. The original entry must remain readable.

ALL corrections and additions must be initiated and dated. Explain corrections if they change the interpretation of the experiment. Corrections may normally only be made by the original author.

Books which are discontinued but not filled must he properly terminated by writing “Book Discontinued - No Entries Beyond This Page” on the first empty page. This final page must be signed by the author and witnessed.

NEVER make negative or derogatory statements about yourself, your

Witnesses must record their signature, initials and employee number in the “Table of Contributors and Signatures” the first time they witness each book.

Only permanent NIBR employees can be witnesses.

Indexing

Lab notebooks must contain a “Table of Contents” which must contain sufficient information to facilitate easy review of the book contents by an independent reader.

Define all abbreviations used in the “Table of Abbreviations”.

Reference all accessory records not pasted into the notebook on page XX.

Use a uniform format for lab notebook references - this should comprise the book number (mandatory) + page number (mandatory) + line number (optional) e.g. E-0000-56(-35).

Structure

Structure lab notebook entries to assist interpretation by independent readers. Use headings where appropriate. The description of experiments must include (but not necessarily be limited to) at least the following items -

•	Date and Title (when the page was started)

•	Materials - Record the source and batch numbers of key materials.

•

Method - Provide sufficient experimental detail to allow an independent worker with basic skills in the same scientific discipline to reproduce the work. Record all deviations from standard protocols however small.

•	Result - Record ALL experiments and findings, even those which work, or Novartis products in the notebook.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

Accessory Data

Paste accessory data into the book with a permanent adhesive. Sign or initial over the edges of sheets pasted into the book. Do not overlay or fold material pasted into the book.

Accessory data which is too bulky to paste into the book must be stored in files or binders which are properly labeled and bi-directionally cross referenced. Files or binders must be specifically identified and then labels should contain a cross reference to the laboratory notebook number Key items of accessory data must be signed and dated. Electronic accessory data helpful for the interpretation of the experiment should be digitally signed and stored.

Authorship and Signatures

Entries should wherever possible be made only by the person to whom the book is issued. In exceptional cases where multiple authorship is unavoidable, it must be clear who recorded which entries and when. Multiple authorship should be defined in the “Table of Contributors and Signatures”.

Sign and date each page as soon as it is completed (including any blank pages that are crossed out).

Completed pages (including crossed out blank pages) must be witnessed and dated within 2 weeks of the author’s signature.

A witness should be capable of appreciating the work recorded, and for patent protection, the witness should not have the potential to become a co-inventor of the work being witnessed,

may be considered to have “not worked” or be “negative”, however describe these as not having returned the expected results, or if a reaction, as not having produced the desired product.

•	Interpretation - must be objective and supported by the experimental data Avoid the use of subjective comments and opinions such as “obvious”, “routine”, “clearly”.

Ideas

Record novel concepts and ideas. Be as specific as possible e.g. suggest compounds to be made, their possible utility, and proposed synthetic routes or test methods. Ideas for novel concepts must be signed, and promptly witnessed to be of value.

Confidentiality and Physical Security

The notebook remains the property of [Party] at all times and will contain confidential, proprietary, and trade secret information that must not be disclosed to unauthorized persons.

Notebooks must be kept locked in fire-resistant storage when not in use.

Notebooks must not be removed from [Party] premises unless appropriate authorization has been obtained.

Copies of laboratory notebook pages should be made only if absolutely necessary. Copies must be treated as confidential material like the book itself Paper copies must be destroyed according to [Party] standard practices (i.e. shredding, diamond cutting, etc.) as soon as they have served their purpose.

Confidential materials omitted and filed separately with the Securities and Exchange

Commission. Asterisks denote such omission.

2

Exhibit 10.3

Enanta has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

OMB Approval 2700-0042

AWARD/CONTRACT	1. THIS CONTRACT IS A RATED ORDER UNDER DPAS (15 CFR 350) ▶	RATING N/A	PAGE 1 OF PAGES 37
2. CONTRACT (Proc. Inst. Ident.) NO. HHSN272201100029C	3. EFFECTIVE DATE 09/30/2011	4. REQUISITION/PURCHASE REQUEST/PROJECT NO. 2290445	

5. ISSUED BY CODE

National Institutes of Health
National Institute of Allergy and Infectious Diseases
DEA, Office of Acquisitions
6700-B Rockledge Drive, Room 3214, MSC 7612
Bethesda, Maryland 20892-7612

6. ADMINISTERED BY (If other than Item 5) CODE N/A

MID RCB-A

BAA-NIAID-DMID-NIHAI2010097

7. NAME AND ADDRESS OF CONTRACTOR (No. street, county, state and ZIP Code)

CODE | FACILITY CODE

8. DELIVERY ☐ FOB ORIGIN ☒ OTHER (See below) FOB Destination

9. DISCOUNT FOR PROMPT PAYMENT N/A

10. SUBMIT INVOICES ADDRESS SHOWN IN: ITEM Art. G.3

11. SHIP TO/MARK FOR CODE N/A

Article F.2

12. PAYMENT WILL BE MADE BY CODE N/A

See Article G.3

13. AUTHORITY FOR USING OTHER FULL AND OPEN COMPETITION:

☐ 10 U.S.C. 2304(c)( ) ☒ 41 U.S.C. 253(c)(1)

14. ACCOUNTING AND APPROPRIATION DATA:
VIN: 1203483 SOCC 25.55
CAN: 8010521 Obligation Amount: $14,315,157

15A. ITEM NO.	15B. SUPPLIES/SERVICES	15C. QUANTITY	15D. UNIT	15E. UNIT PRICE	15F. AMOUNT
	Title: Development of Therapeutics for Biodefense Period: September 30, 2011 through March 30, 2014 Contract Type: Cost Reimbursement - Completion				

15G. TOTAL AMOUNT OF CONTRACT ▶ $14,315,157

16. TABLE OF CONTENTS

(✓)	SEC.	DESCRIPTION	PAGE(S)	(✓)	SEC.	DESCRIPTION	PAGE(S)
		PART I - THE SCHEDULE				PART II - CONTRACT CLAUSES	
☒	A	SOLICITATION/CONTRACT FORM	1	☒	I	CONTRACT CLAUSES	29
☒	B	SUPPLIES OR SERVICES AND PRICE/COST	4			PART III - LIST OF DOCUMENTS, EXHIBITS AND OTHER ATTACH.	
☒	C	DESCRIPTION/SPECS./WORK STATEMENT	7	☒	J	LIST OF ATTACHMENTS	36
☒	D	PACKAGING AND MARKING	12			PART IV - REPRESENTATIONS AND INSTRUCTIONS	
☒	E	INSPECTION AND ACCEPTANCE	13	☒	K	REPRESENTATIONS, CERTIFICATIONS AND OTHER STATEMENTS OF OFFERORS	37
☒	F	DELIVERIES OR PERFORMANCE	14				
☒	G	CONTRACT ADMINISTRATION DATA	17	☐	L	INSTRS., CONDS., AND NOTICES TO OFFERORS	
☒	H	SPECIAL CONTRACT REQUIREMENTS	20	☐	M	EVALUATION FACTORS FOR AWARD	

CONTRACTING OFFICER WILL COMPLETE ITEM 17 OR 18 AS APPLICABLE

17. ☒ CONTRACTOR'S NEGOTIATED AGREEMENT *(Contractor is required to sign this document and return __2__ copies to issuing office.)* Contractor agrees to furnish and deliver all items or perform all the services set forth or otherwise identified above and on any continuation sheets for the consideration stated herein. The rights and obligations of the parties to this contract shall be subject to and governed by the following documents: (a) this award/contract, (b) the solicitation, if any, and (c) such provisions, representations, certifications, and specifications, as are attached or incorporated by reference herein. *(Attachments are listed herein.)*

18. ☐ AWARD *(Contractor is not required to sign this document.)* Your offer on Solicitation Number ____________________ including the additions or changes made by you which additions or changes are set forth in full above, is hereby accepted as to the items listed above and on any continuation sheets. This award consummates the contract which consists of the following documents: (a) the Government's solicitation and your offer, and (b) this award/contract. No further contractual document is necessary.

19A. NAME AND TITLE OF SIGNER (Type or print)

Paul J. Mellett, Senior Vice President and Chief Financial Officer

20A. NAME OF CONTRACTING OFFICER

Richard L. Hartmann, Contracting Officer, MID RCB-A,OA,DEA,NIAID

19B. ENANTA PHARMACEUTICALS, INC.	19C. DATE SIGNED	20B. UNITED STATES OF AMERICA	20C. DATE SIGNED
[signature] (Signature of person authorized to sign)	9/26/11	BY [signature] (Signature of Contracting Officer)	9/29/11

NSN 7540-01-152-8069
PREVIOUS EDITION UNUSABLE

26-107
Computer Generated

STANDARD FORM 26 (REV. 4-85)
Prescribed by GSA
FAR (48 CFR) 53.214(a)

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

CONTRACT TABLE OF CONTENTS

PART I - THE SCHEDULE		1

SECTION B - SUPPLIES OR SERVICES AND PRICES/COSTS		1

ARTICLE B.1.	BRIEF DESCRIPTION OF SUPPLIES OR SERVICES	1

ARTICLE B.2.	ESTIMATED COST - OPTION	1

ARTICLE B.3.	ADVANCE UNDERSTANDINGS	1

ARTICLE B.4.	PROVISIONS APPLICABLE TO DIRECT COSTS	2

SECTION C - DESCRIPTION/SPECIFICATIONS/WORK STATEMENT		4

ARTICLE C.1.	STATEMENT OF WORK	4

ARTICLE C.2.	REPORTING REQUIREMENTS	4

ARTICLE C.3.	INVENTION REPORTING REQUIREMENT	7

SECTION D - PACKAGING, MARKING AND SHIPPING		9

SECTION E - INSPECTION AND ACCEPTANCE		10

SECTION F - DELIVERIES OR PERFORMANCE		11

ARTICLE F.1.	PERIOD OF PERFORMANCE	11

ARTICLE F.2.	DELIVERIES	11

ARTICLE F.3.	CLAUSES INCORPORATED BY REFERENCE, FAR 52.252-2 (FEBRUARY 1998	13

SECTION G - CONTRACT ADMINISTRATION DATA		15

ARTICLE G.1.	CONTRACTING OFFICER’S TECHNICAL REPRESENTATIVE (COTR	15

ARTICLE G.2.	KEY PERSONNEL, HHSAR 352.242-70 (JANUARY 2006	15

ARTICLE G.3.	INVOICE SUBMISSION/CONTRACT FINANCING REQUEST AND CONTRACT FINANCIAL REPORT	16

ARTICLE G.4.	INDIRECT COST RATES	17

ARTICLE G.5.	POST AWARD EVALUATION OF CONTRACTOR PERFORMANCE	17

SECTION H - SPECIAL CONTRACT REQUIREMENTS		19

ARTICLE H.1.	PROTECTION OF HUMAN SUBJECTS, HHSAR 352.270-4(B) (JANUARY 2006	19

ARTICLE H.2.	HUMAN SUBJECTS	19

ARTICLE H.3.	REQUIRED EDUCATION IN THE PROTECTION OF HUMAN RESEARCH PARTICIPANTS	19

ARTICLE H.4.	DATA AND SAFETY MONITORING IN CLINICAL TRIALS	20

ARTICLE H.5.	REGISTRATION AND RESULTS REPORTING FOR APPLICABLE CLINICAL TRIALS IN CLINICALTRIALS.GOV	20

ARTICLE H.6.	HUMAN MATERIALS (ASSURANCE OF OHRP COMPLIANCE	21

ARTICLE H.7.	SALARY RATE LIMITATION, HHSAR 352.231-70 (JANUARY 2010	21

ARTICLE H.8.	NIH POLICY ON ENHANCING PUBLIC ACCESS TO ARCHIVED PUBLICATIONS RESULTING FROM NIH-FUNDED RESEARCH	22

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

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Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE H.9.	NEEDLE DISTRIBUTION	22

ARTICLE H.10.	PRESS RELEASES	22

ARTICLE H.11.	RESTRICTION ON ABORTIONS	22

ARTICLE H.12.	CONTINUED BAN ON FUNDING OF HUMAN EMBRYO RESEARCH	22

ARTICLE H.13.	DISSEMINATION OF FALSE OR DELIBERATELY MISLEADING SCIENTIFIC INFORMATION	23

ARTICLE H.14.	RESTRICTION ON EMPLOYMENT OF UNAUTHORIZED ALIEN WORKERS	23

ARTICLE H.15.	CARE OF LIVE VERTEBRATE ANIMALS, HHSAR 352.270-5(B) (OCTOBER 2009	23

ARTICLE H.16.	ANIMAL WELFARE	23

ARTICLE H.17.	OPTION PROVISION	24

ARTICLE H.18.	INSTITUTIONAL RESPONSIBILITY REGARDING CONFLICTING INTERESTS OF INVESTIGATORS	24

ARTICLE H.19.	PUBLICATION AND PUBLICITY	25

ARTICLE H.20.	REPORTING MATTERS INVOLVING FRAUD, WASTE AND ABUSE	25

ARTICLE H.21.	SHARING RESEARCH DATA	25

ARTICLE H.22.	POSSESSION USE AND TRANSFER OF SELECT BIOLOGICAL AGENTS OR TOXINS	26

ARTICLE H.23.	HIGHLY PATHOGENIC AGENTS	27

ARTICLE H.24.	HOTEL AND MOTEL FIRE SAFETY ACT OF 1990 (P.L. 101-391	27

PART II - CONTRACT CLAUSES		28

SECTION I - CONTRACT CLAUSES		28

ARTICLE I.1.	GENERAL CLAUSES FOR A COST-REIMBURSEMENT RESEARCH AND DEVELOPMENT CONTRACT	28

ARTICLE I.2.	AUTHORIZED SUBSTITUTION OF CLAUSES	32

ARTICLE I.3.	ADDITIONAL CONTRACT CLAUSES	33

ARTICLE I.4.	ADDITIONAL FAR CONTRACT CLAUSES INCLUDED IN FULL TEXT	34

PART III - LIST OF DOCUMENTS, EXHIBITS AND OTHER ATTACHMENTS		35

SECTION B - LIST OF ATTACHMENTS		35

PART IV - REPRESENTATIONS AND INSTRUCTIONS		36

SECTION K - REPRESENTATIONS AND CERTIFICATIONS		36

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

- ii -

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

PART I - THE SCHEDULE

SECTION B - SUPPLIES OR SERVICES AND PRICES/COSTS

ARTICLE B.1. BRIEF DESCRIPTION OF SUPPLIES OR SERVICES

The overall objective for this contract with Enanta Pharmaceuticals will develop EDP-788, a prodrug of EDP- 322 with enhanced bioavailability and water solubility, for oral and intravenous administration. Then move EDP-788 from preclinical to clinical development and toward licensure for use as a medical countermeasure for anthrax, plague and tularemia.

ARTICLE B.2. ESTIMATED COST - OPTION

a.	The estimated cost of the Base Period of this contract is $14,315,157.

b.	Payment shall be subject to the withholding provisions of the clauses ALLOWABLE COST AND PAYMENT referenced in the General Clause Listing in Part II, ARTICLE I.1. of this contract.

c.	If the Government exercises its option pursuant to the OPTION PROVISION Article in SECTION H of this contract, the Government’s total estimated contract amount represented by the sum of the estimated cost will be increased as follows:

Estimated Cost
Base Period	$14,315,157
Option 1	$1,922,683
Option 2	$7,296,268
Option 3	$3,143,236
Option 4	$10,183,163
Option 5	$827,085
Option 6	$5,057,348

Total (Base and Options)	$42,744,940

ARTICLE B.3. ADVANCE UNDERSTANDINGS

Other provisions of this contract notwithstanding, approval of the following items within the limits set forth is hereby granted without further authorization from the Contracting Officer.

a.	Establishment of Indirect Cost Rate

Indirect costs are funded at a rate of 75% of Base Costs which includes: Direct Salaries and wages excluding vacation pay, Fringe Benefits, Subcontractors, Consultants, Travel, and Other Direct Costs; however, the Contractor shall not bill or be reimbursed for indirect costs until such time as an indirect cost proposal has been submitted to the cognizant office responsible for negotiating the indirect cost rates, unless a temporary billing rate(s) has been included herein. Unless otherwise specified below, the indirect cost rate proposal shall be submitted no later than three (3) months after the date of contract award.

The Contractor may bill indirect costs at a temporary billing rate of 75% of Base Costs which includes: Direct Salaries and wages excluding vacation pay, Fringe Benefits, Subcontractors, Consultants, Travel, and Other Direct Costs as authorized by the Contracting Officer; until such time as indirect costs have been established.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

b.	Subcontract

A Cost and Reimbursement type subcontract with the following subcontractors for the base award and option(s) specified in the Statement of Work not to exceed the following amounts provided in direct performance of this contract:

SUBCONTRACT #	Base Period	Option1	Option 2	Option 3	Option 4	Option 5	Option 6	TOTAL per Subcontractor
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]

TOTAL	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]

c.	Advance Copies of Press Releases

The contractor agrees to accurately and factually represent the work conducted under this contract in all press releases. In accordance with NIH Manual Chapter 1754, misrepresenting contract results or releasing information that is injurious to the integrity of NIH may be construed as improper conduct. The complete text of NIH Manual Chapter 1754 can be found at: http://www1.od.nih.gov/oma/manualchapters/management/1754/

Press releases shall be considered to include the public release of information to any medium, excluding peer-reviewed scientific publications. The contractor shall ensure that the Contracting Officer’s Technical Representative (COTR) has received an advance copy of any press release related to this contract not less than four (4) working days prior to the issuance of the press release.

ARTICLE B.4. PROVISIONS APPLICABLE TO DIRECT COSTS

a.	Items Unallowable Unless Otherwise Provided

Notwithstanding the clause, ALLOWABLE COST AND PAYMENT, incorporated in this contract, unless authorized in writing by the Contracting Officer, the costs of the following items or activities shall be unallowable as direct costs:

1.	Acquisition, by purchase or lease, of any interest in real property;

2.	Special rearrangement or alteration of facilities;

3.	Purchase or lease of any item of general purpose office furniture or office equipment regardless of dollar value. (General purpose equipment is defined as any items of personal property which are usable for purposes other than research, such as office equipment and furnishings, pocket calculators, etc.);

4.	Travel to attend general scientific meetings;

5.	Foreign travel;

6.	Consultant costs;

7.	Subcontracts;

8.	Patient care costs;

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

9.	Accountable Government Property (defined as non-expendable personal property with an acquisition cost of $1,000 or more and “sensitive items” (defined as items of personal property (supplies and equipment that are highly desirable and easily converted to person use), regardless of acquisition value.

b.	Travel Costs

1.	Domestic Travel

Total expenditures for domestic travel (transportation, lodging, subsistence, and incidental expenses) incurred in direct performance of this contract base period and all options shall not exceed the amount listed for its respective base and option period listed below without the prior written approval of the Contracting Officer.

Domestic Travel Costs
Base Period	$26,000
Option 1	$12,000
Option 2	$10,000
Option 3	$12,000
Option 4	$14,000
Option 5	$0
Option 6	$10,000

Total of Base and All Option(s)	$84,000

2.	The Contractor shall invoice and be reimbursed for all travel costs in accordance with Federal Acquisition Regulations (FAR) 31.2 - Contracts with Commercial Organizations, Subsection 31.205-46, Travel Costs.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION C - DESCRIPTION/SPECIFICATIONS/WORK STATEMENT

ARTICLE C.1. STATEMENT OF WORK

a.	Independently and not as an agent of the Government, the Contractor shall furnish all the necessary services, qualified personnel, material, equipment, and facilities, not otherwise provided by the Government as needed to perform the Statement of Work, dated September 13, 2011, set forth in SECTION J-List of Attachments, attached hereto and made a part of this contract.

ARTICLE C.2. REPORTING REQUIREMENTS

All reports required herein shall be submitted in electronic format. In addition, one hardcopy of each report shall be submitted to the Contracting Officer.

All electronic reports submitted shall be compliant with Section 508 of the Rehabilitation Act of 1973. Additional information about testing documents for Section 508 compliance, including specific checklists, by application, can be found at: http://www.hhs.gov/web/508/index.html under “Helpful Resources.”

All paper/hardcopy documents/reports submitted under this contract shall be printed or copied, double-sided, on at least 30 percent post consumer fiber paper, whenever practicable, in accordance with FAR 4.302(b).

a.	Technical Reports

In addition to those reports required by the other terms of this contract, the Contractor shall prepare and submit the following reports in the manner stated below and in accordance with the DELIVERIES Article in SECTION F of this contract:

[Note: Beginning May 25, 2008, the Contractor shall include, in any technical progress report submitted, the applicable PubMed Central (PMC) or NIH Manuscript Submission reference number when citing publications that arise from its NIH funded research.]

1.	Monthly Progress Report

This report shall include a description of the activities during the reporting period, and the activities planned for the ensuing reporting period. The first reporting period consists of the first full month of performance plus any fractional part of the initial month. Thereafter, the reporting period shall consist of each calendar month.

2.	Annual Progress Report

This report shall include a summation of the results of the entire contract work for the period covered. An annual report will not be required for the period when the Final Report is due. A Monthly Report shall not be submitted when an Annual Report is due.

3.	Annual Technical Progress Report for Clinical Research Study Populations

PopulationsIn addition, the NIH Policy and Guidelines on the Inclusion of Women and Minorities as Subjects in Clinical Research, Amended, October, 2001 applies. If this contract is for Phase III clinical trials, see II.B of these guidelines. The Guidelines may be found at the following website:

http://grants.nih.gov/grants/funding/women_min/guidelines_amended_10_2001.htm

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

Include a description of the plans to conduct analyses, as appropriate, by sex/gender and/or racial/ethnic groups in the clinical trial protocol as approved by the IRB, and provide a description of the progress in the conduct of these analyses, as appropriate, in the annual progress report and the final report. If the analysis reveals no subset differences, a brief statement to that effect, indicating the subsets analyzed, will suffice. The Government strongly encourages inclusion of the results of subset analysis in all publication submissions. In the final report, the Contractor shall include all final analyses of the data on sex/gender and race/ethnicity.

4.	Final Report

This report is to include a summation of the work performed and results obtained for the entire contract period of performance. This report shall be in sufficient detail to describe comprehensively the results achieved. The Final Report shall be submitted in accordance with the DELIVERIES Article in SECTION F of this contract. A/An Annual report will not be required for the period when the Final Report is due.

5.	Summary of Salient Results

The Contractor shall submit, with the Final Report, a summary (not to exceed 200 words) of salient results achieved during the performance of the contract.

6.	Report on Select Agents or Toxins and/or Highly Pathogenic Agents

For work involving the possession, use, or transfer of a Select Agent or Toxin and/or a Highly Pathogenic Agent, the following information shall also be included in each Annual Progress Report:

1.	Any changes in the use of the Select Agent or Toxin including initiation of “restricted experiments,” and/or a Highly Pathogenic Agent, that have resulted in a change in the required biocontainment level, and any resultant change in location, if applicable, as determined by the IBC or equivalent body or institutional biosafety official.

2.	If work with a new or additional Select Agent or Toxin and/or a Highly Pathogenic Agent will be conducted in the upcoming reporting period, provide:

a.	A list of each new or additional Select Agent or Toxin and/or a Highly Pathogenic Agent that will be studied;

b.	A brief description of the work that will be done with each new or additional Select Agent or Toxin and/or a Highly Pathogenic Agent and whether or not the work is a Select Agent or Toxin restricted experiment as defined in the Select Agents Regulation 42 CFR Part 73, Section 13.b ( http://www.selectagents.gov/Regulations.html) or listed on the U.S. National Select Agents Registry restricted experiments website (http://www.selectagents.gov/Select%20Agents%20and%20Toxins%20Restricted%20Experiments.html);

c.	The name and location for each biocontainment resource/facility, including the name of the organization that operates the facility, and the biocontainment level at which the work will be conducted, with documentation of approval by your IBC or equivalent body or institutional biosafety official. It must be noted if the work is being done in a new location or different location.

d.	For work with Select Agents performed in the U.S. provide documentation of registration status of all domestic organizations where Select Agent(s) will be used. For work with Select Agents performed in a non-U.S. country prior NIAID approval is required.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

If the IBC or equivalent body or institutional biosafety official has determined, for example, by conducting a risk assessment, that the work that has been performed or is planned to be performed under this contract may be conducted at a biocontainment safety level that is lower than BSL3, a statement to that affect shall be included in each Annual Progress Report.

If no work involving a Select Agent or Toxin and/or a Highly Pathogenic Agent has been performed or is planned to be performed under this contract, a statement to that affect shall be included in each Annual Progress Report.

b.	Other Reports/Deliverables

1.	Decision Gate Report

A Decision Gate Report shall be submitted when the Contractor has completed a stage of product development and has reached a Go/No Go decision point, as defined in the approved Strategic Staged Product Development Plan. These reports shall be in sufficient detail to explain comprehensively the results achieved. The description shall also include pertinent data and/or conclusions resulting from the analysis and scientific evaluation of data accumulated to date under the project.

Decision Gate Reports shall include the following specific information:

a) Cover page that lists the contract number and title, the period of performance being reported, the Contractor’s name and address, telephone number, fax number, email address, and the date of submission.

b) An introduction covering the purpose and scope of the contract effort, and the specific Decision Gate that has been reached.

c) Document and summarize the results of work undertaken that supports the completion of the stage of product development, including an analysis of the data as it relates to the qualitative and quantitative criteria established for Go/No Go decision-making.

d) Actual costs incurred in relation to costs estimated in the original approved budget.

e) A description of the next stage of product development to be initiated and a request for COTR’s approval to proceed to the next stage of product development.

2.	Decision Gate and Work Plan Change Request

The Contractor shall submit a written request any changes in the approved Strategic Staged Product Development Plan and Work Plan. This request shall include the following:

a) A discussion of the justification/rationale for the request based on current data and a description of those data.

b) Options for addressing the needed change/deviation from the approved timelines and/or decision gates, including a cost-benefit analysis of each option.

c) A recommendation for the preferred option that includes a full analysis and discussion of the effects of the change on the entire product development program, timelines, and budget.

3.	Draft and Final Clinical Trial Protocols

The NIAID has a responsibility to ensure that mechanisms and procedures are in place to protect the safety of participants in NIAID-funded clinical trials. Therefore, as described in the NIAID Clinical Terms of Award (http://www.niaid.nih.gov/ncn/pdf/clinterm.pdf), the Contractor shall develop a protocol for each clinical trial and submit draft protocols for review and all final protocols and protocol amendments for approval by the COTR. The consultative review period for submission of draft protocols will be negotiated with the COTR. The review period of final protocols will be negotiated with the COTR and must occur prior to FDA submission and enrollment. An additional review and approval period may be required for changes in the final protocol. Three (3) weeks should be planned for each review period. It is

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

recommended that protocols be submitted using the approved DMID template and include a sample Informed Consent and Clinical Trials Monitoring Plan. The DMID templates and other important information regarding performing human subject research are available at http://www3.niaid.nih.gov/research/resources/DMIDClinRsrch/.

4.	Strategic Staged Product Development Plan and Work Plan

The Contractor shall all correspondence from the FDA and shall prepare and submit minutes of all meetings with the FDA in accordance with Article F.2. Deliveries. At any time during the contract period the COTR may request additional detail from the Contractor regarding the Strategic Staged Product Development Plan and the Work Plan.

5.	External Advisory Group Approval Request

The Contractor shall submit the following to the COTR and the Contracting Officer to request approval of External Advisory Group membership:

a) A brief biosketch for each member being proposed.

b) A description of the roles and duties of each member.

c) The proposed compensation for each member.

The Contractor shall plan to have the External Advisory Group consulting agreements in place within six months of the effective date of the contract.

6.	Contract Meeting Reports

A report of the Post-Award Contract Initiation Meeting, Annual Review Meetings and External Advisory Group meetings shall be prepared by the Contractor and submitted in accordance with F.2. Deliveries. These reports shall include the slide presentations and all other meeting materials as well as summaries of all discussions.

7.	Institutional Biosafety Approval

The Contractor shall provide documentation of materials submitted for Institutional Biosafety Committee Review and documentation of approval of experiments at the request of the COTR.

ARTICLE C.3. INVENTION REPORTING REQUIREMENT

All reports and documentation required by FAR Clause 52.227-11, Patent Rights-Ownership by the Contractor including, but not limited to, the invention disclosure report, the confirmatory license, and the Government support certification, shall be directed to the Division of Extramural Inventions and Technology Resources (DEITR), OPERA, OER, NIH, 6705 Rockledge Drive, Suite 310, MSC 7980, Bethesda, Maryland 20892-7980 (Telephone: 301-435-1986). In addition, one copy of an annual utilization report, and a copy of the final invention statement, shall be submitted to the Contracting Officer. The final invention statement (see FAR 27.303(b)(2)(ii)) shall be submitted to the Contracting Officer on the expiration date of the contract.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

The annual utilization report shall be submitted in accordance with the DELIVERIES Article in SECTION F of this contract. The final invention statement (see FAR 27.303(b)(2)(ii)) shall be submitted on the expiration date of the contract. All reports shall be sent to the following address:

Contracting Officer

National Institutes of Health

National Institute of Allergy and Infectious Diseases

Office of Acquisition

6700-B Rockledge Drive

MSC 7612, Room 3214

Bethesda, Maryland 20892-7612

If no invention is disclosed or no activity has occurred on a previously disclosed invention during the applicable reporting period, a negative report shall be submitted to the Contracting Officer at the address listed above.

To assist contractors in complying with invention reporting requirements of the clause, the NIH has developed “Interagency Edison,” an electronic invention reporting system. Use of Interagency Edison is encouraged as it streamlines the reporting process and greatly reduces paperwork. Access to the system is through a secure interactive Web site to ensure that all information submitted is protected. Interagency Edison and information relating to the capabilities of the system can be obtained from the Web (http://www.iedison.gov), or by contacting the Extramural Inventions and Technology Resources Branch, OPERA, NIH.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION D - PACKAGING, MARKING AND SHIPPING

All deliverables required under this contract shall be packaged, marked and shipped in accordance with Government specifications. At a minimum, all deliverables shall be marked with the contract number and Contractor name. The Contractor shall guarantee that all required materials shall be delivered in immediate usable and acceptable condition.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION E - INSPECTION AND ACCEPTANCE

a.	The Contracting Officer or the duly authorized representative will perform inspection and acceptance of materials and services to be provided.

b.	For the purpose of this SECTION, the COTR is the authorized representative of the Contracting Officer.

c.	Inspection and acceptance will be performed at:

National Institutes of Health

National Institute of Allergy and Infectious Diseases

Division of Microbiology and Infectious Diseases

Office of Biodefense Research Affairs

Drug Development Section

6610 Rockledge Drive, Room 3610

Bethesda, Maryland 20892

Acceptance may be presumed unless otherwise indicated in writing by the Contracting Officer or the duly authorized representative within 30 days of receipt.

d.	This contract incorporates the following clause by reference, with the same force and effect as if it were given in full text. Upon request, the Contracting Officer will make its full text available.

FAR Clause 52.246-9, Inspection of Research and Development (Short Form) (April 1984).

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION F - DELIVERIES OR PERFORMANCE

ARTICLE F.1. PERIOD OF PERFORMANCE

a.	The period of performance of this contract shall be from September 30, 2011 through March 30, 2014.

ARTICLE F.2. DELIVERIES

Satisfactory performance of the final contract shall be deemed to occur upon performance of the work described in the Statement of Work Article in SECTION C of this contract and upon delivery and acceptance by the Contracting Officer, or the duly authorized representative, of the following items in accordance with the stated delivery schedule:

a.	The items specified below as described in the REPORTING REQUIREMENTS Article in SECTION C of this contract will be required to be delivered F.o.b. Destination as set forth in FAR 52.247-35, F.o.b. DESTINATION, WITHIN CONSIGNEES PREMISES (APRIL 1984):

Item	Description	Quantity	Delivery Schedule
1	Staged Specific Product Development Plan (SSPDP) and Workplan, and their revisions	2 hard copies to COTR and 1 original to CO, 1 electronic copy to COTR and CO	Within 14 days after the contract award for the baseline SSPDP and Workplan, and during the course of the contract when revision is requested.

2	Monthly Technical Progress Reports	2 hard copies to COTR and 1 original to CO, 1 electronic copy to COTR and CO	Each report is due on/before the 15th of each month following each reporting period.

3	Annual Technical Progress Reports	2 hard copies to COTR and 1 original to CO, 1 electronic copy to COTR and CO	Each report is due on/before the 15th of the month following each anniversary date. Monthly Progress Reports will not be submitted the month the Annual Progress Report is due.

4	Final Invention Statement	1 copy to CO	On or before completion date of the contract.

5	Draft and Final Technical Reports and Summary of Salient Results	1 hard copy to COTR, 1 original copy to CO, 1 electronic copy to COTR and CO	Draft Final Report is due 90 calendar days prior to the completion date of the contract. Final Report and Summary of Salient Results for the entire contract period to include key achievements (organized by Milestone) is due on or before the contract end date.

6	Technical Transfer Reports	1 hard copy to COTR, 1 electronic copy to COTR and CO	Each report will be provided as available.

7	Meeting minutes and reports (kickoff and annual meetings and teleconferences with DMID)	Electronic copy to COTR and CO	Within 5 business days for teleconference and within 21 calendar days for kickoff or annual meeting

8	Audit Reports	2 hard copies to COTR and 1 original to CO, 1 electronic copy to COTR and CO	Within 30 days after the completion of the audits.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

Item	Description	Quantity	Delivery Schedule
9	Clinical Protocols, amendments, and supporting documents (draft, revisions and final)	1 electronic copy to COTR and CO	Submit according to timelines or specified by DMID clinical operation guidelines.

10	GO/NO GO Decision Gate Reports or Deviation/Change request	2 hard copy to COTR, 1 original copy to CO, 1 electronic copy to COTR and CO	30 calendar days prior to date planned for exercising an option.

11	Draft and Final Regulatory Submission Documents to the FDA, including pre-IND, IND, and End of Phase I packages, as necessary.	electronic copy to COTR and CO	Submit as needed per current NIAID-DMID Regulatory and Clinical Operational guidelines.

12	Copies of FDA correspondence and meeting summaries	1 hard copy to COTR, 1 electronic copy to COTR and CO	Within 5 business days upon receipt of these documents from the FDA.

13	Draft and Final nonclinical study protocols (safety, toxicity, and efficacy)	1 electronic copy to COTR and CO	Prior to study initiation and as requested

14	Draft and Final Nonclinical Study Reports (safety, toxicity, and efficacy)	1 electronic copy to COTR and CO	Prior to regulatory submission to the FDA and as requested or as available

15	Draft and Final Clinical Study Reports	1 electronic copy to COTR and CO	Prior to regulatory submission to the FDA and as requested or as available

16	Other clinical reports (for example, IND annual reports, NIH clinical population reports, SMC reports and clinical monitoring reports)	1 electronic copy to COTR	Submit according to timelines or specified by NIAID-DMID clinical operation guidelines.

17	Sample of therapeutics (not for human use)	50 doses or equivalent amount delivered to COTR as directed by COTR	On or before the completion of the last exercised option.

b.	The items below are deliverables specific to the base award and each option:

Item	Stage	Reporting Deliverables	Days
Base Award	Successful completion of oral IND enabling safety studies and manufacturing of non-GMP and cGMP API and oral drug product, formulation and stability studies, protocol development, IND preparation and submission	Monthly and annual technical progress reports, Decision Gate Report, and study reports as needed.	On or before 30 months of the Contract Award.

Option 1	Successful completion of IV preclinical non-GLP PKs and safety studies and completion of IV formulation development.	Monthly and annual technical progress reports, Decision Gate Report, and study reports as needed.	On or before 10 months from the date of the executed option.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

Item	Stage	Reporting Deliverables	Days
Option 2	Successful completion of oral clinical Phase 1a SAD, Phase 1b MAD and oral human BAL lung distribution studies	Monthly and annual technical progress reports, clinical study reports, other study and audit reports as needed, and FDA communications.	On or before 18 months from the date of the executed option.

Option 3	Successful completion of IV GLP IND enabling safety studies, IV clinical protocol development and IV IND preparation and reviews	Monthly and annual technical progress reports, and study reports as needed.	On or before 15 months from the date of the executed option.

Option 4	Successful completion NHP efficacy studies and demonstration of efficacy against one or more biodefense pathogens	Monthly and annual technical progress reports, FDA communication, and efficacy study reports	On or before 34 months from the date of the executed option.

Option 5	Successful completion of IV drug product manufacturing, IV IND submission and drug product stability.	Monthly, annual technical progress reports, Decision Gate Report, and other study and audit reports, FDA communication and study reports.	On or before 27 months from the date of the executed option.

Option 6	Successful completion of IV Phase 1a SAD and 1b MAD studies	Monthly and annual technical progress reports, FDA communications, and clinical study reports.	On or before 14 months from the date of the executed option.

c.	The above items shall be addressed and delivered to:

Contracting Officer’s Technical Representative (COTR)

National Institutes of Health

National Institute of Allergy and Infectious Diseases

Division of Microbiology and Infectious Diseases

Office of Biodefense Research Affairs

Drug Development Section

6610 Rockledge Drive, Room 3610

Bethesda, Maryland 20892

and

Contracting Officer (CO)

Microbiology and Infectious Diseases Research Contracts Branch A

Office of Acquisitions, DEA, NIAID, NIH, DHHS

6700-B Rockledge Drive, Room 3214

Bethesda, Maryland 20892-7612

(Express Mail: Bethesda, MD 20817)

ARTICLE F.3. CLAUSES INCORPORATED BY REFERENCE, FAR 52.252-2 (FEBRUARY 1998)

This contract incorporates the following clause(s) by reference, with the same force and effect as if it were given in full text. Upon request, the Contracting Officer will make its full text available. Also, the full text of a clause may be accessed electronically at this address: http://www.acquisition.gov/comp/far/index.html

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

FEDERAL ACQUISITION REGULATION (48 CFR CHAPTER 1) CLAUSE: 52.242-15, Stop Work Order (August 1989) with Alternate I (April 1984).

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION G - CONTRACT ADMINISTRATION DATA

ARTICLE G.1. CONTRACTING OFFICER’S TECHNICAL REPRESENTATIVE (COTR)

The following Contracting Officer’s Technical Representative (COTR) will represent the Government for the purpose of this contract:

Helen F. Schiltz Ph.D.

Office of Biodefense Research Affairs

The COTR is responsible for: (1) monitoring the Contractor’s technical progress, including the surveillance and assessment of performance and recommending to the Contracting Officer changes in requirements; (2) interpreting the statement of work and any other technical performance requirements; (3) performing technical evaluation as required; (4) performing technical inspections and acceptances required by this contract; and (5) assisting in the resolution of technical problems encountered during performance.

The alternate COTR is responsible for carrying out the duties of the COTR only in the event that the COTR can no longer perform his/her duties as assigned or is officially covering for the COTR when they are on scheduled leave.

The alternate COTR for the purpose of this contract is:

Ping Chen Ph.D.

Office of Biodefense Research Affairs

The Contracting Officer is the only person with authority to act as agent of the Government under this contract. Only the Contracting Officer has authority to: (1) direct or negotiate any changes in the statement of work; (2) modify or extend the period of performance; (3) change the delivery schedule; (4) authorize reimbursement to the Contractor for any costs incurred during the performance of this contract; or (5) otherwise change any terms and conditions of this contract.

The Government may unilaterally change its COTR designation.

ARTICLE G.2. KEY PERSONNEL, HHSAR 352.242-70 (JANUARY 2006)

The key personnel specified in this contract are considered to be essential to work performance. At least 30 days prior to diverting any of the specified individuals to other programs or contracts (or as soon as possible, if an individual must be replaced, for example, as a result of leaving the employ of the Contractor), the Contractor shall notify the Contracting Officer and shall submit comprehensive justification for the diversion or replacement request (including proposed substitutions for key personnel) to permit evaluation by the Government of the impact on performance under this contract. The Contractor shall not divert or otherwise replace any key personnel without the written consent of the Contracting Officer. The Government may modify the contract to add or delete key personnel at the request of the Contractor or Government.

(End of Clause)

The following individual(s) is/are considered to be essential to the work being performed hereunder:

Name	Title
Ly Phan Ph.D.	Principal Investigator

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE G.3. INVOICE SUBMISSION/CONTRACT FINANCING REQUEST AND CONTRACT FINANCIAL REPORT

a.	Invoice/Financing Request Instructions and Contract Financial Reporting for NIH Cost-Reimbursement Type Contracts NIH(RC)-4 are attached and made part of this contract. The Contractor shall follow the attached instructions and submission procedures specified below to meet the requirements of a “proper invoice” pursuant to FAR Subpart 32.9, Prompt Payment.

1.	Payment requests shall be submitted to the offices identified below. Do not submit supporting documentation (e.g., receipts, time sheets, vendor invoices, etc.) with your payment request unless specified elsewhere in the contract or requested by the Contracting Officer.

a.	The original invoice shall be submitted to the following designated billing office:

National Institutes of Health

Office of Financial Management

Commercial Accounts

2115 East Jefferson Street, Room 4B-432, MSC 8500

Bethesda, MD 20892-8500

b.	One copy of the invoice shall be submitted to the following approving official:

Contracting Officer

National Institutes of Health

National Institute of Allergy and Infectious Diseases

Office of Acquisitions, DEA Room 3214

6700-B Rockledge Drive MSC 7612

Bethesda, Maryland 20892-7612

E-Mail: NIAIDOAInvoices@niaid.nih.gov

The Contractor shall submit an electronic copy of the payment request to the approving official instead of a paper copy. The payment request shall be transmitted as an attachment via e-mail to the address listed above in one of the following formats: MSWord, MS Excel, or Adobe Portable Document Format (PDF). Only one payment request shall be submitted per e-mail and the subject line of the e-mail shall include the Contractor’s name, contract number, and unique invoice number. [Note: The original payment request must still be submitted in hard copy and mailed to the designated billing office to meet the requirements of a “proper invoice.”]

2.	In addition to the requirements specified in FAR 32.905 for a proper invoice, the Contractor shall include the following information on the face page of all payment requests:

a.	Name of the Office of Acquisitions. The Office of Acquisitions for this contract is NIAID.

b.	Central Point of Distribution. For the purpose of this contract, the Central Point of Distribution is NIAIDOAInvoices.

c.	Federal Taxpayer Identification Number (TIN). If the Contractor does not have a valid TIN, it shall identify the Vendor Identification Number (VIN) on the payment request. The VIN is the number that appears after the Contractor’s name on the face page of the contract. [Note: A VIN is assigned to new contracts awarded on or after June 4, 2007, and any existing contract modified to include the VIN number.] If the Contractor has neither a TIN, DUNS, or VIN, contact the Contracting Officer.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

d.	DUNS or DUNS+4 Number. The DUNS number must identify the Contractor’s name and address exactly as stated in the contract and as registered in the Central Contractor Registration (CCR) database. If the Contractor does not have a valid DUNS number, it shall identify the Vendor Identification Number (VIN) on the payment request. The VIN is the number that appears after the Contractor’s name on the face page of the contract. [Note: A VIN is assigned to new contracts awarded on or after June 4, 2007, and any existing contract modified to include the VIN number.] If the Contractor has neither a TIN, DUNS, or VIN, contact the Contracting Officer.

e.	Invoice Matching Option. This contract requires a two-way match.

f.	Unique Invoice Number. Each payment request must be identified by a unique invoice number, which can only be used one time regardless of the number of contracts or orders held by an organization.

b.	Inquiries regarding payment of invoices shall be directed to the designated billing office, (301) 496-6452.

c.	The Contractor shall include the following certification on every invoice for reimbursable costs incurred with Fiscal Year funds subject to the SALARY RATE LIMITATION LEGISLATION PROVISIONS Article in SECTION H of this contract. For billing purposes, certified invoices are required for the billing period during which the applicable Fiscal Year funds were initially charged through the final billing period utilizing the applicable Fiscal Year funds:

“I hereby certify that the salaries charged in this invoice are in compliance with the SALARY RATE LIMITATION LEGISLATION PROVISIONS Article in SECTION H of the above referenced contract.”

ARTICLE G.4. INDIRECT COST RATES

In accordance with Federal Acquisition Regulation (FAR) (48 CFR Chapter 1) Clause 52.216-7 (d)(2), Allowable Cost and Payment incorporated by reference in this contract in PART II, SECTION I, the cognizant Contracting Officer representative responsible for negotiating provisional and/or final indirect cost rates is identified as follows:

Director, Division of Financial Advisory Services

Office of Acquisition Management and Policy

National Institutes of Health

6011 EXECUTIVE BLVD, ROOM 549C, MSC-7663

BETHESDA MD 20892-7663

These rates are hereby incorporated without further action of the Contracting Officer.

ARTICLE G.5. POST AWARD EVALUATION OF CONTRACTOR PERFORMANCE

a.	Contractor Performance Evaluations

Interim and final evaluations of Contractor performance will be prepared on this contract in accordance with FAR Subpart 42.15. The final performance evaluation will be prepared at the time of completion of work. In addition to the final evaluation, interim evaluation(s) will be prepared on the anniversary date of the contract.

Interim and final evaluations will be provided to the Contractor as soon as practicable after completion of the evaluation. The Contractor will be permitted thirty days to review the document and to submit additional information or a rebutting statement. If agreement cannot be reached between the parties, the matter will be referred to an individual one level above the Contracting Officer, whose decision will be final.

Copies of the evaluations, Contractor responses, and review comments, if any, will be retained as part of the contract file, and may be used to support future award decisions.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

b.	Electronic Access to Contractor Performance Evaluations

Contractors may access evaluations through a secure Web site for review and comment at the following address:

http://www.cpars.csd.disa.mil

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

SECTION H - SPECIAL CONTRACT REQUIREMENTS

ARTICLE H.1. PROTECTION OF HUMAN SUBJECTS, HHSAR 352.270-4(B) (JANUARY 2006)

a.	The Contractor agrees that the rights and welfare of human subjects involved in research under this contract shall be protected in accordance with 45 CFR Part 46 and with the Contractor’s current Assurance of Compliance on file with the Office for Human Research Protections (OHRP), Department of Health and Human Services. The Contractor further agrees to provide certification at least annually that the Institutional Review Board has reviewed and approved the procedures, which involve human subjects in accordance with 45 CFR Part 46 and the Assurance of Compliance.

b.	The Contractor shall bear full responsibility for the performance of all work and services involving the use of human subjects under this contract and shall ensure that work is conducted in a proper manner and as safely as is feasible. The parties hereto agree that the Contractor retains the right to control and direct the performance of all work under this contract. The Contractor shall not deem anything in this contract to constitute the Contractor or any subcontractor, agent or employee of the Contractor, or any other person, organization, institution, or group of any kind whatsoever, as the agent or employee of the Government. The Contractor agrees that it has entered into this contract and will discharge its obligations, duties, and undertakings and the work pursuant thereto, whether requiring professional judgment or otherwise, as an independent contractor without imputing liability on the part of the Government for the acts of the Contractor or its employees.

c.	If at any time during the performance of this contract, the Contracting Officer determines, in consultation with OHRP that the Contractor is not in compliance with any of the requirements and/or standards stated in paragraphs (a) and (b) above, the Contracting Officer may immediately suspend, in whole or in part, work and further payments under this contract until the Contractor corrects the noncompliance. The Contracting Officer may communicate the notice of suspension by telephone with confirmation in writing. If the Contractor fails to complete corrective action within the period of time designated in the Contracting Officer’s written notice of suspension, the Contracting Officer may, after consultation with OHRP, terminate this contract in whole or in part, and the Contractor’s name may be removed from the list of those contractors with approved Human Subject Assurances.

(End of clause)

ARTICLE H.2. HUMAN SUBJECTS

Research involving human subjects shall not be conducted under this contract until the protocol developed in Phase I has been approved by NIAID, written notice of such approval has been provided by the Contracting Officer, and the Contractor has provided to the Contracting Officer a properly completed “Protection of Human Subjects Assurance Identification/IRB Certification/Declaration of Exemption”, Form OMB No. 0990-0263 (formerly Optional Form 310) certifying IRB review and approval of the protocol. The human subject certification can be met by submission of the Contractor’s self designated form, provided that it contains the information required by the “Protection of Human Subjects Assurance Identification/IRB Certification/Declaration of Exemption”, Form OMB No. 0990-0263 (formerly Optional Form 310).

When research involving Human Subjects will take place at collaborating sites or other performance sites, the Contractor shall obtain, and keep on file, a properly completed “Protection of Human Subjects Assurance Identification/IRB Certification/Declaration of Exemption”, Form OMB No. 0990-0263 (formerly Optional Form 310) certifying IRB review and approval of the research.

ARTICLE H.3. REQUIRED EDUCATION IN THE PROTECTION OF HUMAN RESEARCH PARTICIPANTS

NIH policy requires education on the protection of human subject participants for all investigators receiving NIH contract awards for research involving human subjects. For a complete description of the NIH Policy announcement on required education in the protection of human subject participants, the Contractor should access the NIH Guide for Grants and Contracts Announcement dated June 5, 2000 at the following website:

http://grants.nih.gov/grants/guide/notice-files/NOT-OD-00-039.html.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

The information below is a summary of the NIH Policy Announcement:

The Contractor shall maintain the following information: (1) a list of the names and titles of the principal investigator and any other individuals working under the contract who are responsible for the design and/or conduct of the research; (2) the title of the education program(s) in the protection of human subjects that has been completed for each named personnel and; (3) a one sentence description of the educational program(s) listed in (2) above. This requirement extends to investigators and all individuals responsible for the design and/or conduct of the research who are working as subcontractors or consultants under the contract.

Prior to any substitution of the Principal Investigator or any other individuals responsible for the design and/or conduct of the research under the contract, the Contractor shall provide the following written information to the Contracting Officer: the title of the education program and a one sentence description of the program that has been completed by the replacement.

ARTICLE H.4. DATA AND SAFETY MONITORING IN CLINICAL TRIALS

The Contractor is directed to the full text of the NIH Policy regarding Data and Safety Monitoring and Reporting of Adverse Events, which may be found at the following web sites:

http://grants.nih.gov/grants/guide/notice-files/not98-084.html

http://grants.nih.gov/grants/guide/notice-files/not99-107.html

http://grants.nih.gov/grants/guide/notice-files/NOT-OD-00-038.html

The Contractor must comply with the NIH Policy cited in these NIH Announcements and any other data and safety monitoring requirements found elsewhere in this contract.

Data and Safety Monitoring shall be performed in accordance with the approved Data and Safety Monitoring Plan.

The Data and Safety Monitoring Board shall be established and approved prior to beginning the conduct of the clinical trial.

ARTICLE H.5. REGISTRATION AND RESULTS REPORTING FOR APPLICABLE CLINICAL TRIALS IN CLINICALTRIALS.GOV

The Food and Drug Administration Amendments Act of 2007 (FDAAA) at: http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=110_cong_public_laws&docid=f:publ085.110.pdf, Title VIII, expands the National Institutes of Health’s (NIH’s) clinical trials registry and results database known as ClinicalTrials.gov and imposes new requirements that apply to specified “applicable clinical trials,” including those supported in whole or in part by NIH funds. FDAAA requires:

•

the registration of certain “applicable clinical trials” (see Definitions at: http://grants.nih.gov/ClinicalTrials_fdaaa/definitions.htm) in ClinicalTrials.gov no later than 21 days after the first subject is enrolled; and

•

the reporting of summary results information (including adverse events) no later than 1 year after the completion date (See Definitions at link above) for registered applicable clinical trials involving drugs that are approved under section 505 of the Food, Drug and Cosmetic Act (FDCA) or licensed under section 351 of the PHS Act, biologics, or of devices that are cleared under section 510k of FDCA.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

In addition, the Contractor shall notify the Contracting Officer’s Technical Representative (COTR), with the trial registration number (NCT number), once the registration is accomplished. This notification may be included in the Technical Progress Report covering the period in which registration occurred, or as a stand alone notification.

The Contractor is the Sponsor, therefore the “Responsible Party” for the purposes of compliance with FDAAA which includes registration (and results reporting, if required) of applicable clinical trial(s) performed under this contract in the Government database, ClinicalTrials.gov (http://www.ClinicalTrials.gov).

Additional information is available at: http://prsinfo.clinicaltrials.gov.

ARTICLE H.6. HUMAN MATERIALS (ASSURANCE OF OHRP COMPLIANCE)

The acquisition and supply of all human specimen material (including fetal material) used under this contract shall be obtained by the Contractor in full compliance with applicable State and Local laws and the provisions of the Uniform Anatomical Gift Act in the United States, and no undue inducements, monetary or otherwise, will be offered to any person to influence their donation of human material.

The Contractor shall provide written documentation that all human materials obtained as a result of research involving human subjects conducted under this contract, by collaborating sites, or by subcontractors identified under this contract, were obtained with prior approval by the Office for Human Research Protections (OHRP) of an Assurance to comply with the requirements of 45 CFR 46 to protect human research subjects. This restriction applies to all collaborating sites without OHRP-approved Assurances, whether domestic or foreign, and compliance must be ensured by the Contractor.

Provision by the Contractor to the Contracting Officer of a properly completed “Protection of Human Subjects Assurance Identification/IRB Certification/Declaration of Exemption”, Form OMB No. 0990-0263 (formerly Optional Form 310), certifying IRB review and approval of the protocol from which the human materials were obtained constitutes the written documentation required. The human subject certification can be met by submission of a self designated form, provided that it contains the information required by the “Protection of Human Subjects Assurance Identification/IRB Certification/Declaration of Exemption”, Form OMB No. 0990-0263(formerly Optional Form 310).

ARTICLE H.7. SALARY RATE LIMITATION, HHSAR 352.231-70 (JANUARY 2010)

a.	Pursuant to the current and applicable prior HHS appropriations acts, the Contractor shall not use contract funds to pay the direct salary of an individual at a rate in excess of the Federal Executive Schedule Level I in effect on the date an expense is incurred.

b.	For purposes of the salary rate limitation, the terms “direct salary,” “salary,” and “institutional base salary” have the same meaning and are collectively referred to as “direct salary” in this clause. An individual’s direct salary is the annual compensation that the Contractor pays for an individual’s direct effort (costs) under the contract. Direct salary excludes any income that an individual may be permitted to earn outside of duties to the Contractor. Direct salary also excludes fringe benefits, overhead, and general and administrative expenses (also referred to as indirect costs or facilities and administrative [F&A] costs).

Note: The salary rate limitation does not restrict the salary that an organization may pay an individual working under an HHS contract or order; it merely limits the portion of that salary that may be paid with Federal funds.

c.	The salary rate limitation also applies to individuals under subcontracts. If this is a multiple-year contract or order, it may be subject to unilateral modification by the Contracting Officer to ensure that an individual is not paid at a rate that exceeds the salary rate limitation provision established in the HHS appropriations act in effect when the expense is incurred regardless of the rate initially used to establish contract or order funding.

d.	See the salaries and wages pay tables on the U.S. Office of Personnel Management Web site for Federal Executive Schedule salary levels that apply to the current and prior periods.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

(End of clause)

See the following Web site for Executive Schedule rates of pay: http://www.opm.gov/oca/.

(For current year rates, click on Salaries and Wages / Executive Schedule / Rates of Pay for the Executive Schedule. For prior year rates, click on Salaries and Wages / select Another Year at the top of the page / Executive Schedule / Rates of Pay for the Executive Schedule. Rates are effective January 1 of each calendar year unless otherwise noted.)

ARTICLE H.8. NIH POLICY ON ENHANCING PUBLIC ACCESS TO ARCHIVED PUBLICATIONS RESULTING FROM NIH-FUNDED RESEARCH

NIH-funded investigators shall submit to the NIH National Library of Medicine’s (NLM) PubMed Central (PMC) an electronic version of the author’s final manuscript, upon acceptance for publication, resulting from research supported in whole or in part with direct costs from NIH. NIH defines the author’s final manuscript as the final version accepted for journal publication, and includes all modifications from the publishing peer review process. The PMC archive will preserve permanently these manuscripts for use by the public, health care providers, educators, scientists, and NIH. The Policy directs electronic submissions to the NIH/NLM/PMC: http://www.pubmedcentral.nih.gov.

Additional information is available at http://grants.nih.gov/grants/guide/notice-files/NOT-OD-08-033.html.

ARTICLE H.9. NEEDLE DISTRIBUTION

The Contractor shall not use contract funds to distribute any needle or syringe for the purpose of preventing the spread of blood borne pathogens in any location that has been determined by the local public health or local law enforcement authorities to be inappropriate for such distribution.

ARTICLE H.10. PRESS RELEASES

The Contractor shall clearly state, when issuing statements, press releases, requests for proposals, bid solicitations and other documents describing projects or programs funded in whole or in part with Federal money: (1) the percentage of the total costs of the program or project which will be financed with Federal money; (2) the dollar amount of Federal funds for the project or program; and (3) the percentage and dollar amount of the total costs of the project or program that will be financed by nongovernmental sources.

ARTICLE H.11. RESTRICTION ON ABORTIONS

The Contractor shall not use contract funds for any abortion.

ARTICLE H.12. CONTINUED BAN ON FUNDING OF HUMAN EMBRYO RESEARCH

The Contractor shall not use contract funds for (1) the creation of a human embryo or embryos for research purposes; or (2) research in which a human embryo or embryos are destroyed, discarded, or knowingly subjected to risk of injury or death greater than that allowed for research on fetuses in utero under 45 CFR 46.204(b) and Section 498(b) of the Public Health Service Act (42 U.S.C. 289g(b)). The term “human embryo or embryos” includes any organism, not protected as a human subject under 45 CFR 46 as of the date of the enactment of this Act, that is derived by fertilization, parthenogenesis, cloning, or any other means from one or more human gametes or human diploid cells.

Additionally, in accordance with a March 4, 1997 Presidential Memorandum, Federal funds may not be used for cloning of human beings.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE H.13. DISSEMINATION OF FALSE OR DELIBERATELY MISLEADING SCIENTIFIC INFORMATION

The Contractor shall not use contract funds to disseminate scientific information that is deliberately false or misleading.

ARTICLE H.14. RESTRICTION ON EMPLOYMENT OF UNAUTHORIZED ALIEN WORKERS

The Contractor shall not use contract funds to employ workers described in section 274A(h)(3) of the Immigration and Nationality Act, which reads as follows:

“(3) Definition of unauthorized alien. - As used in this section, the term ‘unauthorized alien’ means, with respect to the employment of an alien at a particular time, that the alien is not at that time either (A) an alien lawfully admitted for permanent residence, or (B) authorized to be so employed by this Act or by the Attorney General.”

ARTICLE H.15. CARE OF LIVE VERTEBRATE ANIMALS, HHSAR 352.270-5(B) (OCTOBER 2009)

a.	Before undertaking performance of any contract involving animal-related activities where the species is regulated by USDA, the Contractor shall register with the Secretary of Agriculture of the United States in accordance with 7 U.S.C. 2136 and 9 CFR sections 2.25 through 2.28. The Contractor shall furnish evidence of the registration to the Contracting Officer.

b.	The Contractor shall acquire vertebrate animals used in research from a dealer licensed by the Secretary of Agriculture under 7 U.S.C. 2133 and 9 CFR Sections 2.1-2.11, or from a source that is exempt from licensing under those sections.

c.	The Contractor agrees that the care, use and intended use of any live vertebrate animals in the performance of this contract shall conform with the Public Health Service (PHS) Policy on Humane Care of Use of Laboratory Animals (PHS Policy), the current Animal Welfare Assurance (Assurance), the Guide for the Care and Use of Laboratory Animals (National Academy Press, Washington, DC) and the pertinent laws and regulations of the United States Department of Agriculture (see 7 U.S.C. 2131 et seq. and 9 CFR Subchapter A, Parts 1-4). In case of conflict between standards, the more stringent standard shall govern.

d.	If at any time during performance of this contract, the Contracting Officer determines, in consultation with the Office of Laboratory Animal Welfare (OLAW), National Institutes of Health (NIH), that the Contractor is not in compliance with any of the requirements and standards stated in paragraphs (a) through (c) above, the Contracting Officer may immediately suspend, in whole or in part, work and further payments under this contract until the Contractor corrects the noncompliance. Notice of the suspension may be communicated by telephone and confirmed in writing. If the Contractor fails to complete corrective action within the period of time designated in the Contracting Officer’s written notice of suspension, the Contracting Officer may, in consultation with OLAW, NIH, terminate this contract in whole or in part, and the Contractor’s name may be removed from the list of those contractors with approved Assurances.

Note: The Contractor may request registration of its facility and a current listing of licensed dealers from the Regional Office of the Animal and Plant Health Inspection Service (APHIS), USDA, for the region in which its research facility is located. The location of the appropriate APHIS Regional Office, as well as information concerning this program may be obtained by contacting the Animal Care Staff, USDA/APHIS, 4700 River Road, Riverdale, Maryland 20737 (E-mail: ace@aphis.usda.gov; Web site: (http://www.aphis.usda.gov/animal_welfare).

(End of Clause)

ARTICLE H.16. ANIMAL WELFARE

All research involving live, vertebrate animals shall be conducted in accordance with the Public Health Service Policy on Humane Care and Use of Laboratory Animals (PHS Policy). The PHS Policy can be accessed at: http://grants1.nih.gov/grants/olaw/references/phspol.htm

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

In addition, the research involving live vertebrate animals shall be conducted in accordance with the description set forth in the Vertebrate Animal Section (VAS) of the contractor’s technical proposal, as modified in the Final Proposal Revision (FPR), dated September 23, 2011, which is incorporated by reference.

ARTICLE H.17. OPTION PROVISION

Unless the Government exercises its option pursuant to the Option Clause set forth in ARTICLE I.3., the contract will consist only of the Base Period of the Statement of Work as defined in Sections C and F of the contract. Pursuant to FAR Clause 52.217-6, Option for Increased Quantity set forth in ARTICLE I.3. of this contract, the Government may, by unilateral contract modification, require the Contractor to perform additional options set forth in the Statement of Work and also defined in Sections C and F of the contract. If the Government exercises this option, notice must be given at least 30 days prior to the expiration date of this contract, and the estimated cost plus fixed fee of the contract will be increased as set forth in the ESTIMATED COST PLUS FIXED FEE Article in SECTION B of this contract.

ARTICLE H.18. INSTITUTIONAL RESPONSIBILITY REGARDING CONFLICTING INTERESTS OF INVESTIGATORS

The Contractor shall comply with the requirements of 45 CFR Part 94, Responsible Prospective Contractors, which promotes objectivity in research by establishing standards to ensure that investigators (defined as the principal investigator and any other person who is responsible for the design, conduct, or reporting of research funded under NIH contracts) will not be biased by any conflicting financial interest. For the purposes of this part relating to financial interests, “Investigator” includes the Investigator’s spouse and dependent children. 45 CFR Part 94 is available at the following Web site:

http://ecfr.gpoaccess.gov/cgi/t/text/textidx? c=ecfr;sid=cfc3d0caac2d06e14935ada5731b763d;rgn=div5;view=text;node=45%3A1.0.1.1.52;idno=45;cc=ecfr

As required by 45 CFR Part 94, the Contractor shall, at a minimum:

a.	Maintain a written, enforceable policy on conflict of interest that complies with 45 CFR Part 94 and inform each investigator of the policy, the investigator’s reporting responsibilities, and the applicable regulations. The Contractor must take reasonable steps to ensure that investigators working as collaborators or subcontractors comply with the regulations.

b.	Designate an official(s) to solicit and review financial disclosure statements from each investigator participating in NIH-funded research. Based on established guidelines consistent with the regulations, the designated official(s) must determine whether a conflict of interest exists, and if so, determine what actions should be taken to manage, reduce, or eliminate such conflict. A conflict of interest exists when the designated official(s) reasonably determines that a Significant Financial Interest could directly and significantly affect the design, conduct, or reporting of the NIH-funded research. The Contractor may require the management of other conflicting financial interests in addition to those described in this paragraph, as it deems appropriate. Examples of conditions or restrictions that might be imposed to manage actual or potential conflicts of interests are included in 45 CFR Part 94, under Management of Conflicting Interests.

c.	Require all financial disclosures to be updated during the period of the award, either on an annual basis or as new reportable Significant Financial Interests are obtained.

d.	Maintain records, identifiable to each award, of all financial disclosures and all actions taken by the Contractor with respect to each conflicting interest 3 years after final payment or, where applicable, for the other time periods specified in 48 CFR Part 4, subpart 4.7, Contract Records Retention.

e.	Establish adequate enforcement mechanisms and provide for sanctions where appropriate.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

If a conflict of interest is identified, the Contractor shall report to the Contracting Officer, the existence of the conflicting interest found. This report shall be made and the conflicting interest managed, reduced, or eliminated, at least on a temporary basis, within sixty (60) days of that identification.

If the failure of an investigator to comply with the conflict of interest policy has biased the design, conduct, or reporting of the NIH-funded research, the Contractor must promptly notify the Contracting Officer of the corrective action taken or to be taken. The Contracting Officer will take appropriate action or refer the matter to the Contractor for further action, which may include directions to the Contractor on how to maintain appropriate objectivity in the funded research.

The Contracting Officer may at any time inquire into the Contractor’s procedures and actions regarding conflicts of interests in NIH-funded research, including a review of all records pertinent to compliance with 45 CFR Part 94. The Contracting Officer may require submission of the records or review them on site. On the basis of this review, the Contracting Officer may decide that a particular conflict of interest will bias the objectivity of the NIH-funded research to such an extent that further corrective action is needed or that the Contractor has not managed, reduced, or eliminated the conflict of interest. The issuance of a Stop Work Order by the Contracting Officer may be necessary until the matter is resolved.

If the Contracting Officer determines that NIH-funded clinical research, whose purpose is to evaluate the safety or effectiveness of a drug, medical device, or treatment, has been designed, conducted, or reported by an investigator with a conflict of interest that was not disclosed or managed, the Contractor must require disclosure of the conflict of interest in each public presentation of the results of the research.

ARTICLE H.19. PUBLICATION AND PUBLICITY

In addition to the requirements set forth in HHSAR Clause 352.227-70, Publications and Publicity incorporated by reference in SECTION I of this contract, the Contractor shall acknowledge the support of the National Institutes of Health whenever publicizing the work under this contract in any media by including an acknowledgment substantially as follows:

“This project has been funded in whole or in part with Federal funds from the National Institute of Allergy and Infectious Diseases, National Institutes of Health, Department of Health and Human Services, under Contract No. HHSN272201100029C”

ARTICLE H.20. REPORTING MATTERS INVOLVING FRAUD, WASTE AND ABUSE

Anyone who becomes aware of the existence or apparent existence of fraud, waste and abuse in NIH funded programs is encouraged to report such matters to the HHS Inspector General’s Office in writing or on the Inspector General’s Hotline. The toll free number is 1-800-HHS-TIPS (1-800-447-8477). All telephone calls will be handled confidentially. The e-mail address is Htips@os.dhhs.gov and the mailing address is:

Office of Inspector General

Department of Health and Human Services

TIPS HOTLINE

P.O. Box 23489

Washington, D.C. 20026

ARTICLE H.21. SHARING RESEARCH DATA

[The data sharing plan submitted by the Contractor is acceptable/The Contractor’s data sharing plan, dated September 13, 2011 is hereby incorporated by reference.] The Contractor agrees to adhere to its plan and shall request prior approval of the Contracting Officer for any changes in its plan.

The NIH endorses the sharing of final research data to serve health. this contract is expected to generate research data that must be shared with the public and other researchers. NIH’s data sharing policy may be found at the following Web site:

http://grants.nih.gov/grants/guide/notice-files/NOT-OD-03-032.html

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

NIH recognizes that data sharing may be complicated or limited, in some cases, by institutional policies, local IRB rules, as well as local, state and Federal laws and regulations, including the Privacy Rule (see HHS-published documentation on the Privacy Rule at http://www.hhs.gov/ocr/). The rights and privacy of people who participate in NIH-funded research must be protected at all times; thus, data intended for broader use should be free of identifiers that would permit linkages to individual research participants and variables that could lead to deductive disclosure of the identity of individual subjects.

ARTICLE H.22. POSSESSION USE AND TRANSFER OF SELECT BIOLOGICAL AGENTS OR TOXINS

The work being conducted under this contract may involve the possession, use, or transfer of a select agent or toxin. The contractor shall not conduct work involving a Select Agent or Toxin under this contract until it and any associated subcontractor(s) comply with the following:

For prime or subcontract awards to domestic institutions that possess, use, and/or transfer a Select Agent or Toxin under this contract, the institution must comply with the provisions of 42 CFR part 73, 7 CFR part 331, and/or 9 CFR part 121 (http://www.selectagents.gov/Regulations.html) as required, before using NIH funds for work involving a Select Agent or Toxin. No NIH funds can be used for research involving a Select Agent or Toxin at a domestic institution without a valid registration certificate.

For prime or subcontract awards to foreign institutions that possess, use, and/or transfer a Select Agent or Toxin, before using NIH funds for any work directly involving a Select Agent or Toxin, the foreign institution must provide information satisfactory to the NIAID that safety, security, and training standards equivalent to those described in 42 CFR part 73, 7 CFR part 331, and/or 9 CFR part 121 are in place and will be administered on behalf of all Select Agent or Toxin work supported by these funds. The process for making this determination includes a site visit to the foreign laboratory facility by an NIAID representative. During this visit, the foreign institution must provide the following information: concise summaries of safety, security, and training plans; names of individuals at the foreign institution who will have access to the Select Agent or Toxin and procedures for ensuring that only approved and appropriate individuals, in accordance with institution procedures, will have access to the Select Agents or Toxins under the contract; and copies of or links to any applicable laws, regulations, policies, and procedures applicable to that institution for the safe and secure possession, use, and/ or transfer of select agents. Site visits to foreign laboratories are conducted every three years after the initial review. No NIH funds can be used for work involving a Select Agent or Toxin at a foreign institution without written approval from the Contracting Officer.

Prior to conducting a restricted experiment with a Select Agent or Toxin under this contract or any associated subcontract, the contractor must discuss the experiment with the Contracting Officer’s Technical Representative (COTR) and request and obtain written approval from the Contracting Officer. Domestic institutions must submit to the Contracting Officer written approval from the CDC to perform the proposed restricted experiment. Foreign institutions require review by a NIAID representative. The prime contractor must contact the COTR and the NIAID Office of International Extramural Activities (OIEA) at mailto:niaidforeignawards@niaid.nih.gov for guidance on the process used by NIAID to review proposed restricted experiments. The NIAID website provides an overview of the review process at http://funding.niaid.nih.gov/researchfunding/sci/biod/pages/saconproc.aspx. The Contracting Officer will notify the prime contractor when the process is complete. No NIH funds can be used for a restricted experiment with a Select Agent or Toxin at either a domestic or foreign institution without written approval from the Contracting Officer.

Listings of HHS and USDA select agents and toxins, and overlap select agents or toxins as well as information about the registration process for domestic institutions, are available on the Select Agent Program Web site at http://www.selectagents.gov/ and http://www.selectagents.gov/Select%20Agents%20and%20Toxins%20List.html.

For foreign institutions, see the NIAID Select Agent Award information:

(http://funding.niaid.nih.gov/researchfunding/sci/biod/pages/default.aspx).

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE H.23. HIGHLY PATHOGENIC AGENTS

The work being conducted under this contract may involve a Highly Pathogenic Agent (HPA). The NIAID defines an HPA as a pathogen that, under any circumstances, warrants a biocontainment safety level of BSL3 or higher according to either:

1.	The current edition of the CDC/NIH Biosafety in Microbiological and Biomedical Laboratories (BMBL)(http:// www.cdc.gov/OD/ohs/biosfty/bmbl5/bmbl5toc.htm);

2.	The Contractor’s Institutional Biosafety Committee (IBC) or equivalent body; or

3.	The Contractor’s appropriate designated institutional biosafety official.

If there is ambiguity in the BMBL guidelines and/or there is disagreement among the BMBL, an IBC or equivalent body, or institutional biosafety official, the highest recommended containment level must be used.

ARTICLE H.24. HOTEL AND MOTEL FIRE SAFETY ACT OF 1990 (P.L. 101-391)

Pursuant to Public Law 101-391, no Federal funds may be used to sponsor or fund in whole or in part a meeting, convention, conference or training seminar that is conducted in, or that otherwise uses the rooms, facilities, or services of a place of public accommodation that do not meet the requirements of the fire prevention and control guidelines as described in the Public Law. This restriction applies to public accommodations both foreign and domestic.

Public accommodations that meet the requirements can be accessed at: http://www.usfa.fema.gov/hotel/index.htm.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

PART II - CONTRACT CLAUSES

SECTION I - CONTRACT CLAUSES

ARTICLE I.1. GENERAL CLAUSES FOR A COST-REIMBURSEMENT RESEARCH AND DEVELOPMENT CONTRACT

This contract incorporates the following clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically as follows: FAR Clauses at: https://www.acquisition.gov/far/. HHSAR Clauses at: http:// www.hhs.gov/policies/hhsar/subpart352.html.

a.	FEDERAL ACQUISITION REGULATION (FAR) (48 CFR CHAPTER 1) CLAUSES:

FAR CLAUSE NO.	DATE	TITLE

52.202-1	Jul 2004	Definitions (Over the Simplified Acquisition Threshold)

52.203-3	Apr 1984	Gratuities (Over the Simplified Acquisition Threshold)

52.203-5	Apr 1984	Covenant Against Contingent Fees (Over the Simplified Acquisition Threshold)

52.203-6	Sep 2006	Restrictions on Subcontractor Sales to the Government (Over the Simplified Acquisition Threshold)

52.203-7	Oct 2010	Anti-Kickback Procedures (Over the Simplified Acquisition Threshold)

52.203-8	Jan 1997	Cancellation, Rescission, and Recovery of Funds for Illegal or Improper Activity (Over the Simplified Acquisition Threshold)

52.203-10	Jan 1997	Price or Fee Adjustment for Illegal or Improper Activity (Over the Simplified Acquisition Threshold)

52.203-12	Oct 2010	Limitation on Payments to Influence Certain Federal Transactions (Over $150,000)

52.204-4	May 2011	Printed or Copied Double-Sided on Postconsumer Fiber Content Paper (Over the Simplified Acquisition Threshold)

52.204-7	Apr 2008	Central Contractor Registration

52.204-10	Jul 2010	Reporting Executive Compensation and First-Tier Subcontract Awards ($25,000 or more)

52.209-6	Dec 2010	Protecting the Government’s Interests When Subcontracting With Contractors Debarred, Suspended, or Proposed for Debarment (Over $30,000)

52.215-2	Oct 2010	Audit and Records - Negotiation [Note: Applies to ALL contracts funded in whole or in part with Recovery Act funds, regardless of dollar value, AND contracts over the Simplified Acquisition Threshold funded exclusively with non-Recovery Act funds.]

52.215-8	Oct 1997	Order of Precedence - Uniform Contract Format

52.215-10	Aug 2011	Price Reduction for Defective Certified Cost or Pricing Data (Over $700,000)

52.215-12	Oct 2010	Subcontractor Cost or Pricing Data (Over $700,000)

52.215-14	Oct 2010	Integrity of Unit Prices (Over the Simplified Acquisition Threshold)

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

FAR CLAUSE NO.	DATE	TITLE

52.215-15	Oct 2010	Pension Adjustments and Asset Reversions (Over $700,000)

52.215-18	Jul 2005	Reversion or Adjustment of Plans for Post-Retirement Benefits (PRB) other than Pensions

52.215-19	Oct 1997	Notification of Ownership Changes

52.215-21	Oct 2010	Requirements for Certified Cost or Pricing Data and Data Other Than Certified Cost or Pricing Data - Modifications

52.215-23	Oct 2009	Limitations on Pass-Through Charges (Over the Simplified Acquisition Threshold)

52.216-7	Jun 2011	Allowable Cost and Payment

52.216-8	Jun 2011	Fixed Fee

52.219-8	Jan 2011	Utilization of Small Business Concerns (Over the Simplified Acquisition Threshold)

52.219-9	Jan 2011	Small Business Subcontracting Plan (Over $650,000, $1.5 million for Construction)

52.219-16	Jan 1999	Liquidated Damages - Subcontracting Plan (Over $650,000, $1.5 million for Construction)

52.222-2	Jul 1990	Payment for Overtime Premium (Over the Simplified Acquisition Threshold) (Note: The dollar amount in paragraph (a) of this clause is $0 unless otherwise specified in the contract.)

52.222-3	Jun 2003	Convict Labor

52.222-21	Feb 1999	Prohibition of Segregated Facilities

52.222-26	Mar 2007	Equal Opportunity

52.222-35	Sep 2010	Equal Opportunity for Veterans ($100,000 or more)

52.222-36	Oct 2010	Affirmative Action for Workers with Disabilities

52.222-37	Sep 2010	Employment Reports on Veterans ($100,000 or more)

52.222-40	Dec 2010	Notification of Employee Rights Under the National Labor Relations Act (Over the Simplified Acquisition Threshold)

52.222-50	Feb 2009	Combating Trafficking in Persons

52.222-54	Jan 2009	Employment Eligibility Verification (Over the Simplified Acquisition Threshold)

52.223-6	May 2001	Drug-Free Workplace

52.223-18	Aug 2011	Encouraging Contractor Policies to Ban Text Messaging While Driving

52.225-1	Feb 2009	Buy American Act - Supplies

52.225-13	Jun 2008	Restrictions on Certain Foreign Purchases

52.227-1	Dec 2007	Authorization and Consent, Alternate I (Apr 1984)

52.227-2	Dec 2007	Notice and Assistance Regarding Patent and Copyright Infringement

52.227-11	Dec 2007	Patent Rights - Ownership by the Contractor (Note: In accordance with FAR 27.303(b)(2), paragraph (e) is modified to include the requirements in FAR 27.303(b)(2)(i) through (iv). The frequency of reporting in (i) is annual.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

FAR CLAUSE NO.	DATE	TITLE

52.227-14	Dec 2007	Rights in Data - General

52.232-9	Apr 1984	Limitation on Withholding of Payments

52.232-17	Oct 2010	Interest (Over the Simplified Acquisition Threshold)

52.232-20	Apr 1984	Limitation of Cost

52.232-23	Jan 1986	Assignment of Claims

52.232-25	Oct 2008	Prompt Payment, Alternate I (Feb 2002)

52.232-33	Oct 2003	Payment by Electronic Funds Transfer—Central Contractor Registration

52.233-1	Jul 2002	Disputes

52.233-3	Aug 1996	Protest After Award, Alternate I (Jun 1985)

52.233-4	Oct 2004	Applicable Law for Breach of Contract Claim

52.242-1	Apr 1984	Notice of Intent to Disallow Costs

52.242-3	May 2001	Penalties for Unallowable Costs (Over $700,000)

52.242-4	Jan 1997	Certification of Final Indirect Costs

52.242-13	Jul 1995	Bankruptcy (Over the Simplified Acquisition Threshold)

52.243-2	Aug 1987	Changes - Cost Reimbursement, Alternate V (Apr 1984)

52.244-2	Oct 2010	Subcontracts (Over the Simplified Acquisition Threshold), Alternate I (June 2007)

52.244-5	Dec 1996	Competition in Subcontracting (Over the Simplified Acquisition Threshold)

52.244-6	Dec 2010	Subcontracts for Commercial Items

52.245-1	Aug 2010	Government Property

52.245-9	Aug 2010	Use and Charges

52.246-23	Feb 1997	Limitation of Liability (Over the Simplified Acquisition Threshold)

52.249-6	May 2004	Termination (Cost-Reimbursement)

52.249-14	Apr 1984	Excusable Delays

52.253-1	Jan 1991	Computer Generated Forms

b.	DEPARTMENT OF HEALTH AND HUMAN SERVICES ACQUISITION REGULATION (HHSAR) (48 CFR CHAPTER 3) CLAUSES:

HHSAR CLAUSE NO.	DATE	TITLE

352.202-1	Jan 2006	Definitions - with Alternate paragraph (h) (Jan 2006)

352.203-70	Jan 2006	Anti-Lobbying (Over Simplified Acquisition Threshold)

352.216-70	Jan 2006	Additional Cost Principles

352.222-70	Jan 2010	Contractor Cooperation in Equal Employment Opportunity Investigations

352.227-70	Jan 2006	Publications and Publicity

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

HHSAR CLAUSE NO.	DATE	TITLE

352.228-7	Dec 1991	Insurance - Liability to Third Persons

352.233-71	Jan 2006	Litigation and Claims

352.242-70	Jan 2006	Key Personnel

352.242-73	Jan 2006	Withholding of Contract Payments

352.242-74	Apr 1984	Final Decisions on Audit Findings

[End of GENERAL CLAUSES FOR A NEGOTIATED COST-REIMBURSEMENT RESEARCH AND DEVELOPMENT CONTRACT- Rev. 08/2011].

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE I.2. AUTHORIZED SUBSTITUTION OF CLAUSES

ARTICLE I.1. of this SECTION is hereby modified as follows:

a.	THERE ARE NO APPLICABLE CLAUSES IN THIS SECTION.

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE I.3. ADDITIONAL CONTRACT CLAUSES

This contract incorporates the following clauses by reference, with the same force and effect, as if they were given in full text. Upon request, the Contracting Officer will make their full text available.

a.	FEDERAL ACQUISITION REGULATION (FAR) (48 CFR CHAPTER 1) CLAUSES

1.	FAR Clause 52.203-13, Contractor Code of Business Ethics and Conduct (April 2010).

2.	FAR Clause 52.203-14, Display of Hotline Poster(s) (December 2007).

“….(3) Any required posters may be obtained as follows:

Poster(s)	Obtain From”
HHS Contractor Code of Ethics and Business Conduct Poster	http://oig.hhs.gov/fraud/hotline/ OIG Hotline Poster.pdf

3.	FAR Clause 52.215-17, Waiver of Facilities Capital Cost of Money (October 1997).

4.	FAR Clause 52.217-6, Option for Increased Quantity (March 1989).

“….The Contracting Officer may exercise the option by written notice to the Contractor any point prior to 30 days of the completion date of the contract ….”

5.	FAR Clause 52.219-4, Notice of Price Evaluation Preference for HUBZone Small Business Concerns (January 2011).

“(c) Waiver of evaluation preference

[ ] Offeror elects to waive the evaluation preference.”

6.	FAR Clause 52.227-16, Additional Data Requirements (June 1987).

7.	FAR Clause 52.242-3, Penalties for Unallowable Costs (May 2001).

8.	FAR Clause 52.251-1, Government Supply Sources (August 2010).

b.	DEPARTMENT OF HEALTH AND HUMAN SERVICES ACQUISITION REGULATION (HHSAR) (48 CHAPTER 3) CLAUSES:

1.	HHSAR Clause 352.201-70, Paperwork Reduction Act (January 2006).

2.	HHSAR Clause 352.223-70, Safety and Health (January 2006).

3.	HHSAR Clause 352.270-1, Accessibility of Meetings, Conferences and Seminars to Persons with Disabilities (January 2001).

c.	NATIONAL INSTITUTES OF HEALTH (NIH) RESEARCH CONTRACTING (RC) CLAUSES:

The following clauses are attached and made a part of this contract:

1.	NIH(RC)-11, Research Patient Care Costs (4/1/84).

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

ARTICLE I.4. ADDITIONAL FAR CONTRACT CLAUSES INCLUDED IN FULL TEXT

This contract incorporates the following clauses in full text.

FEDERAL ACQUISITION REGULATION (FAR)(48 CFR CHAPTER 1)CLAUSES:

a.	FAR Clause 52.209-9, Updates of Publicly Available Information Regarding Responsibility Matters (January 2011)

(a) The Contractor shall update the information in the Federal Awardee Performance and Integrity Information System (FAPIIS) on a semi-annual basis, throughout the life of the contract, by posting the required information in the Central Contractor Registration database at http://www.ccr.gov.

(b)(1) The Contractor will receive notification when the Government posts new information to the Contractor’s record.

(2) The Contractor will have an opportunity to post comments regarding information that has been posted by the Government. The comments will be retained as long as the associated information is retained, i.e., for a total period of 6 years. Contractor comments will remain a part of the record unless the Contractor revises them.

(3) (i) Public requests for system information prior to April 15, 2011, will be handled under Freedom of Information Act procedures, including, where appropriate, procedures promulgated under E.O. 12600.

(ii) As required by section 3010 of Public Law 111-212, all information posted in FAPIIS on or after April 15, 2011, except past performance reviews, will be publicly available.

(End of clause)

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

PART III - LIST OF DOCUMENTS, EXHIBITS AND OTHER ATTACHMENTS

SECTION B - LIST OF ATTACHMENTS

The following documents are attached and incorporated in this contract:

1. Statement of Work

Statement of Work, dated September 13, 2011, 3 pages.

2. Invoice/Financing Request and Contract Financial Reporting Instructions for NIH Cost-Reimbursement Type Contracts, NIH(RC)-4

Invoice/Financing Request and Contract Financial Reporting Instructions for NIH Cost-Reimbursement Type Contracts, NIH(RC)-4, (8/08), 6 pages.

3. Inclusion Enrollment Report

Inclusion Enrollment Report, PHS 398/2590, (Rev. 6/09), 1 page. Located at: http://grants.nih.gov/grants/funding/phs398/enrollmentreport.pdf

4. Inclusion Table

Inclusion Table (Formerly Annual Technical Progress Report Format for Each Study), April, 1998, 1 page. Located at: http://grants.nih.gov/grants/funding/women_min/InclusionOld_Form.pdf

5. Safety and Health

Safety and Health, HHSAR Clause 352.223-70, (1/06), 1 page.

6. Research Patient Care Costs

Research Patient Care Costs, NIH(RC)-11, 4/1/84, 1 page.

7. Disclosure of Lobbying Activities, SF-LLL

Disclosure of Lobbying Activities, SF-LLL, dated 7/97, 2 pages.

8. Conference Expense Offset Worksheets

Contractor Pre-Conference Expense Offset Worksheet, dated 3/2008, 1 page. Located at:http://rcb.cancer.gov/rcb-internet/forms/Pre-Conf-worksheet.pdf

Post Conference Expense Offset Worksheet, dated 3/2008, 2 pages. Located at: http://rcb.cancer.gov/rcb-internet/forms/Post-Conf-worksheet.pdf

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Contract Number: HHSN272201100029C

Reference Number: NIHAI2010097

PART IV - REPRESENTATIONS AND INSTRUCTIONS

SECTION K - REPRESENTATIONS AND CERTIFICATIONS

The following documents are incorporated by reference in this contract:

1.	Annual Representations and Certifications completed and located at the Online Representations and Certifications Application (ORCA) website. [This includes the changes identified in paragraph (b) of the FAR provision 52.204-8, Annual Representations and Certifications, contained in the Contractor’s proposal.]

2.	NIH Representations & Certifications, dated September 20, 2011

3.	Human Subjects Assurance Identification Number. Enanta Pharmaceuticals will conduct clinical trials in human subjects under their subcontract agreement with PPD in this contract. PPD’s Human Subjects Assurance Identification Number is FWA00003916.

4.	Animal Welfare Assurance Number Animal Welfare Assurance Number. Enanta Pharmaceuticals will conduct work involving vertebrate animals under their subcontract agreement with MPI in this contract. MPI’s Animal Welfare Assurance Numbers is A3181?01.

NOTE: Restriction- Funds included in this award for research involving live vertebrate animals are restricted and may not be used for any other purpose without the written prior approval of the NIH awarding component. Under governing PHS Policy no funds may be drawn down from the payment system and no obligations made against federal funds for research involving live vertebrate animals prior to approval by the Office of Laboratory Animal Welfare (OLAW) of an Animal Welfare Assurance in accordance with the PHS Policy on Humane Care and Use of Laboratory Animals. This restriction applies to the applicant organization and all performance sites (e.g., collaborating institutions, sub-contractors, sub-grantees) lacking OLAW-approved Assurances, whether domestic, foreign or inter-institutional. If the applicant organization does not have an Animal Welfare Assurance and the animal work will be conducted at an institution with an Assurance, the grantee must obtain an Inter-institutional Assurance from OLAW. Animal Welfare Assurances must be submitted to OLAW not later than November 30, 2011. Failure to submit the Animal Welfare Assurance to OLAW within the required timeframe or to otherwise comply with the above requirements can result in suspension and/or termination of this award, withholding of support, audit disallowances, and/or other appropriate action.

END of the SCHEDULE

(CONTRACT)

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Final Proposal (Revision #4) – 9/13/2011	ENANTA Pharmaceuticals, Inc

CHANGES IN THE FINAL BUSINESS PROPOSAL (Revision #4, September 13, 2011)

(RFP): BAA-NIAID-DMID-NIHAI2010097

“Development of Therapeutics for Biodefense”

The following items in the table below summarizes the major changes to the Business Proposal Revision #3 dated September 1, 2011, with the corresponding page numbers in the current Final Proposal (Revision #4), as per the teleconference discussion on September 12th.

Changes	Major Changes	Comment	Page #
1.	Revised Business Proposal Cover Sheet	• Reflect change to total amount requested (reduced $119,000) due to deletion of the budget for the Safety Monitoring Committee reports in Options 2 and 5 as per NIAID’s request	1
2.	Revised Pricing Proposal Signature Page	• Reflect change to total amount requested (reduced $119,000)	2
3.	Revised Proposal Summary and Data Record Page	• Reflect change to estimated direct costs requested (reduced $68,000)	3
4.	Revised Detailed budget for Enanta	Revised to reflect requested changes to Options 2 and 5; removed funds for Safety Monitoring Committee; reclassified Materials & Supplies, Consultants’ travel, External Advisory Board fees and travel, Vendor Costs, and Subcontractor Costs as per NIAID’s request	6-25
5.	Revised Budget Justification	Revised to reflect requested changes to Enanta’s Detailed Budget	67-70

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Final Proposal (Revision #4) – 9/13/2011	ENANTA Pharmaceuticals, Inc

BAA contract structure

Base period and 6 options for the 5-year award.

Contractor: Enanta Pharmaceuticals, Inc.

Title: BAA NIAID-DMID-NIHAI2010097 “Development of Therapeutics for Biodefense”

Total award amount: $42,744,940

Award period: 9/30/2011 – 9/29/2016

Non-severable tasks within the Base period

Duration (months): 30 months

Budget: $ 14,315,157

The major focus of the R&D activities conducted in the base period is:

•	Microbiology

•	Non-GLP and GLP IND enabling safety studies

•	Medicinal chemistry for back up candidate (if needed)

•	Non-GMP and cGMP manufacturing of the active pharmaceutical ingredient (API), formulation, and manufacturing of oral drug product

•	Long term stability studies of API and drug product

•	Clinical protocol development for oral studies, oral IND preparation, review and submission

The molecule is expected to be safe and active against B. anthracis, F. tularensis, Y. pestis, MRSA and streptococci.

Decision Gate Criteria: Successful completion of oral IND enabling safety studies and manufacturing of non-GMP and cGMP API and oral drug product, formulation and stability studies, protocol development, IND preparation and submission.

Deliverables: Monthly and annual technical progress reports, Decision Gate Report, other study reports as needed.

Non-severable tasks within Option Period 1

Duration (months): 10 months

Budget: $ 1,922,683

Activities during the Option Period 1 will include:

•	IV preclinical PKs and non-GLP IV safety studies

•	IV clinical formulation development

Decision Gate Criteria: Successful completion of IV preclinical non-GLP PKs and safety studies and completion of IV formulation development.

Deliverables: Monthly and annual technical progress reports, Decision Gate report, and other study reports as needed.

Criteria for Exercising Option: Successful completion of oral IND enabling safety studies with adequate safety margin (in Base period).

Non-severable tasks within Option Period 2

Duration (months): 18 months

Budget: $ 7,296,268

Activities during the Option Period 2 will include:

•	Oral clinical Phase 1a SAD and 1b MAD studies

•	Oral human BAL lung distribution study

Decision Gate Criteria: Successful completion of oral clinical Phase 1a SAD, Phase 1b MAD and oral human BAL lung distribution studies.

Deliverables: Monthly and annual technical progress reports, clinical study reports, other study and audit reports as needed, and FDA communications.

Criteria for Exercising Option: Successful completion of oral IND enabling safety studies with adequate safety margin (in Base period).

Non-severable tasks within Option Period 3

Duration (months): 15 months

Budget: $ 3,143,236

Activities during the Option Period 3 will include:

•	IV GLP IND enabling safety studies

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Final Proposal (Revision #4) – 9/13/2011	ENANTA Pharmaceuticals, Inc

•	IV clinical protocol development

•	IV IND preparation and reviews

Milestone: Successful completion of IV GLP IND enabling safety studies, IV clinical protocol development and IV IND preparation and reviews.

Deliverables: Monthly and annual technical progress reports, and other study reports as needed.

Criteria for Exercising Option: Successful completion of IV range finding safety studies with adequate safety margin (in Option 1)

Non-severable tasks within Option Period 4

Duration (months): 34 months

Budget: $ 10,183,163

Activities during the Option Period 4 will include:

•	Humanization of NHP PK

•	Discussion with the FDA regarding NHP efficacy studies with select agents for biodefense indications

•	NHP efficacy studies for biodefense pathogens

Decision Gate Criteria: Successful completion NHP efficacy studies and demonstration of efficacy against one or more biodefense pathogens.

Deliverables: Monthly and annual technical progress reports, FDA communication, and efficacy study reports.

Criteria for Exercising Option: 1) Demonstrate efficacy in small animal models (mice, rats or rabbits) for biodefense pathogens (in Base period). 2) Demonstrate adequate safety and tolerability in oral Phase 1a/1b studies (in Option 2)

Non-severable tasks within Option Period 5

Duration (months): 27 months

Budget: $ 827,085

Activities during the Option Period 5 will include:

•	IV drug product manufacturing

•	24 months drug product stability study

•	Submission of IV IND application to the FDA

Decision Gate Criteria: Successful completion of IV drug product manufacturing, IV IND submission and drug product stability.

Deliverables: Monthly and annual technical progress reports, FDA communication, and study reports.

Criteria for Exercising Option: Successful completion of IV IND enabling safety studies with adequate safety margin (in Option 3)

Non-severable tasks within Option Period 6

Duration (months): 12 months

Budget: $ 5,057,348

Activities during the Option Period 6 will include:

•	V clinical Phase 1a SAD and 1b MAD studies

Decision Gate Criteria: Successful completion of IV Phase 1a SAD and 1b MAD studies

Deliverables: Monthly and annual technical progress reports, FDA communications, and clinical study reports (Note: Clinical study report (CSR) for Phase 1b will not be available until 2 months after the end of the funding period [No Cost Extension will be required] due to the NIAID requested delay in starting the IV clinical studies, to be initiated in Year 5).

Criteria for Exercising Option: Successful completion of IV IND enabling safety studies with adequate safety margin (in Option 3).

Confidential materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote such omission.

Exhibit 10.4

THIRD AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of August 23, 2012 by and among (i)Enanta Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), (ii) the investors listed on Schedule 1 attached hereto (the “Series C Investors”), (iii) the investors listed on Schedule 2 attached hereto (the “Series D Investors”), (iv) the holders of Common Stock Purchase Warrants listed on Schedule 3 attached hereto (the “Warrant Holders”), (v) the investors listed on Schedule 4 attached hereto (the “Series E Investors”), (vi) the investors listed on Schedule 5 attached hereto (the “Series F Investors”), and (vii) the investors listed on Schedule 6 attached hereto (the “Series G Investors,” and together with the Series C Investors, the Series D Investors, the Warrant Holders, the Series E Investors, and the Series F Investors, the “Investors”).

WHEREAS, the Corporation issued shares of its Series C Convertible Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”), to the Series C Investors pursuant to that certain Series C Convertible Preferred Stock Purchase Agreement, dated December 17, 1998, among the Corporation and the Series C Investors and in connection therewith the Corporation and certain Series C Investors entered into a Registration Rights Agreement, dated December 17, 1998, as amended by an Amendment to Registration Rights Agreement dated September 10, 1999 by and among the Corporation, Phoenix Leasing Incorporation, and certain Series C Investors (the “Original Registration Rights Agreement”);

WHEREAS, the Corporation issued shares of its Series D Convertible Preferred Stock, par value $.01 per share (the “Series D Preferred Stock”), to the Series D Investors pursuant to that certain Series D Convertible Preferred Stock Purchase Agreement, dated as of April 28, 2000, among the Corporation and the Series D Investors and in connection therewith the Corporation and certain Series D Investors entered into an Amended and Restated Registration Rights Agreement dated April 28, 2000, as amended by Amendments No. 1, 2 and 3 to the Amended and Restated Registration Rights Agreement dated as of August 1, 2000, February 5, 2001 and May 7, 2001, respectively (the “Prior Registration Rights Agreement”), which amended and restated and further amended (to include the Warrant Holders as parties) the Original Registration Rights Agreement;

WHEREAS, the Corporation issued shares of its Series E Convertible Preferred Stock, par value $.01 per share (the “Series E Preferred Stock”), to the Series E Investors pursuant to that certain Series E Convertible Preferred Stock Purchase Agreement, dated as of June 6, 2002, among the Corporation and the Series E Investors and in connection therewith the Corporation and certain Series E Investors entered into an Second Amended and Restated Registration Rights Agreement dated June 6, 2002, as amended by Amendment No. 1 to the Second Amended and Restated Registration Rights Agreement dated as of January 23, 2003 (the “Second Amended and Restated Registration Rights Agreement”), which amended and restated and further amended (to include the Warrant Holders as parties) the Prior Registration Rights Agreement;

WHEREAS, the Corporation issued shares of its Series F Convertible Preferred Stock, par value $.01 per share (the “Series F Preferred Stock”), to Series F Investors pursuant to that certain Series F Convertible Preferred Stock Purchase Agreement, dated as of June 18, 2004, among the Corporation and the Series F Investors and in connection therewith the Corporation and certain Series F Investors entered into an Amendment No. 2 to the Second Amended and Restated Registration Rights Agreement dated as of June 18, 2004 (the “Amendment No. 2”);

WHEREAS, the Corporation issued shares of its Series G-1 Convertible Preferred Stock, par value $.01 per share (the “Series G-1 Preferred Stock”) and Series G-2 Convertible Preferred Stock, par value $.01 per share (the “Series G-2 Preferred Stock,” and together with the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock, the “Preferred Stock”), to the Series G Investors pursuant to that certain Series G Convertible Preferred Stock Purchase Agreement, dated as of December 20, 2006, among the Corporation and the Series G Investors and in connection therewith the Corporation and certain Series G Investors entered into an Amendment No. 3 to the Second Amended and Restated Registration Rights Agreement dated as of June 18, 2004 (the “Amendment No. 3,” and together with Amendment No. 2 and the Second Amended and Restated Registration Rights Agreement, the “Existing Agreement”);

WHEREAS, the Corporation, the Investors and the Warrant Holders wish to amend and restate the Existing Agreement and replace it in its entirety with the rights and obligations set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation, Investors and the Warrant Holders party hereto hereby completely and irrevocably waive any and all application of the Second Amended and Restated Registration Rights Agreement and agree that the Second Amended and Restated Registration Rights Agreement is hereby amended and restated to read in its entirety as set forth in this Agreement, and such parties hereby further agree, as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a) The term “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

(b) The term “Holder” means any holder of Registrable Securities.

(c) The term “Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, of even date herewith, by and among the Corporation and the Investors listed therein, as the same may be amended, restated, supplemented or otherwise modified from time to time.

(d) The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement.

(e) The term “Registrable Securities” means:

(1) the Common Stock issued or issuable upon conversion of the Series C Preferred Stock;

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(2) the Common Stock issued or issuable upon conversion of the Series D Preferred Stock;

(3) the Common Stock issued or issuable upon conversion of the Series E Preferred Stock, including all of the shares of Common Stock issuable, upon conversion of the warrants to purchase shares of Series E Preferred Stock issued by the Corporation to Silicon Valley Bank dated December 2002;

(4) the Common Stock issued or issuable upon conversion of the Series F Preferred Stock;

(5) the Common Stock issued or issuable upon conversion of the Series G Preferred Stock;

(6) any Common Stock purchased by a Series C Investor (or its permitted transferees) pursuant to Section 2 of the Investor Rights Agreement (or Common Stock issuable with respect to other securities purchased thereunder);

(7) any Common Stock purchased by a Series D Investor (or its permitted transferees) pursuant to Section 5 of the Stock Restriction Agreement or Section 2 of the Investor Rights Agreement (or Common Stock issuable with respect to other securities purchased thereunder);

(8) any Common Stock purchased by a Series E Investor (or its permitted transferees) pursuant to Section 5 of the Stock Restriction Agreement or Section 2 of the Investor Rights Agreement (or Common Stock issuable with respect to other securities purchased thereunder);

(9) any Common Stock of the Corporation issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Series C Preferred Stock, Common Stock or other securities described in clauses (1) and (6) above;

(11) any Common Stock of the Corporation issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Series D Preferred Stock, Common Stock or other securities described in clauses (2) and (7) above;

(12) any Common Stock of the Corporation issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Series E Preferred Stock, Common Stock or other securities described in clauses (3) and (8) above;

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(13) any Common Stock of the Corporation issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Series F Preferred Stock, Common Stock or other securities described in clause (4) above;

(14) any Common Stock of the Corporation issued as a dividend or other distribution with respect to, or in exchange or in replacement of, such Series G Preferred Stock, Common Stock or other securities described in clause (5) above;

provided, however, that any shares of the Corporation shall cease to be Registrable Securities at such time as the Corporation’s obligations with respect to such shares pursuant to Sections 2, 3 and 11 of this Agreement terminate pursuant to the provisions of Section 12 of this Agreement.

(f) The term “SEC” means the Securities and Exchange Commission.

(g) The term “Securities Act” means the Securities Act of 1933, as amended.

(h) The term “Series C Registrable Securities” means the Registrable Securities described in clauses (1), (6) and (11) of Section 1(e) above.

(i) The term “Series D Registrable Securities” means the Registrable Securities described in clauses (2), (7) and (12) of Section 1(e) above.

(j) The term “Series E Registrable Securities” means the Registrable Securities described in clauses (3), (8) and (13) of Section 1(e) above.

(k) The term “Series F Registrable Securities” means the Registrable Securities described in clauses (4) and (14) of Section 1(e) above.

(l) The term “Series G Registrable Securities” means the Registrable Securities described in clauses (5) and (15) of Section 1(e) above.

(m) The term “Stock Restriction Agreement” means the Third Amended and Restated Stock Restriction Agreement, of even date herewith, by and among the Corporation, the Founders and the Investors listed therein, as the same may be amended, restated, supplemented or otherwise modified from time to time.

In addition, for purposes of all calculations and notices under this Agreement, and all other provisions of this Agreement where the context permits, a holder of Preferred Stock shall be deemed the Holder of the Registrable Securities issuable upon conversion thereof, and such Preferred Stock shall be deemed outstanding Registrable Securities hereunder. Notwithstanding the foregoing, nothing in this Agreement shall require the Corporation actually to register any shares of Preferred Stock.

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2. Request for Registration. If at any time after the date six months after the closing of the Corporation’s first public offering of securities, the Corporation shall receive a written request (specifying that it is being made pursuant to this Section 2) from one or more Holders (other than Silicon Valley Bank or its permitted transferee) that hold, in the aggregate, at least fifty percent (50%) of the then outstanding Registrable Securities, that the Corporation file a registration statement under the Securities Act, or a similar document pursuant to any other statute then in effect corresponding to the Securities Act, covering the registration of at least twenty percent (20%) of the then outstanding Registrable Securities or Registrable Securities the expected price to the public of which equals or exceeds $10,000,000, then the Corporation shall promptly notify all other Holders of such request and shall use its best efforts to cause all Registrable Securities that Holders have requested be registered to be registered under the Securities Act.

Notwithstanding the foregoing: (a) the Corporation shall not be obligated to effect a registration pursuant to this Section 2 during the period starting with the date sixty (60) days prior to the Corporation’s estimated date of filing of, and ending on a date six (6) months following such estimated date of filing of a registration statement pertaining to an underwritten public offering of securities for the account of the Corporation that the Holders are entitled to join under Section 3, provided that the Corporation is actively employing in good faith its best efforts to cause such registration statement to become effective and that the Corporation’s estimate of the date of filing such registration statement is made in good faith; (b) if the Corporation shall furnish to the Holders a certificate signed by the President of the Corporation stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Corporation or its shareholders for a registration statement to be filed at such time, then the Corporation’s obligation to use its best efforts to file a registration statement shall be deferred for a period not to exceed three (3) months; provided, however, that the Corporation may not use such right described in this clause (b) more than once in any twelve month period; and (c) the Corporation may postpone a registration pursuant to this election for such period of time as may be required to permit the use of regular audited year-end financial statements with supplemental short period figures for a period not exceeding three (3) months unless the Holders agree to bear the costs of any special audit.

The Corporation shall not be obligated to effect more than three (3) registrations pursuant to this Section 2.

3. Corporation Registration. Subject to Section 8 of this Agreement, if at any time the Corporation proposes to register, other than on Forms S-4 or S-8 or applicable successor forms regardless of their designations, any of its Common Stock under the Securities Act in connection with the public offering of such securities for its own account or for the accounts of shareholders, solely for cash on a form that would also permit the registration of the Registrable Securities, the Corporation shall, each such time, promptly give each Holder written notice of such determination. Upon the written request of any Holder given within thirty (30) days after giving of any such notice by the Corporation, the Corporation shall, subject to the limitations set forth in Section 8(a), use its best efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested be registered.

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4. Obligations of the Corporation. Whenever required under Section 2, 3, or 11 to use its best efforts to effect the registration of any Registrable Securities, the Corporation shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective until the distribution thereof has been completed; provided, however, that in connection with any proposed registration intended to permit an offering of any securities from time to time (i.e., a so-called “shelf registration”), the Corporation shall in no event be obligated to cause any such registration to remain effective for more than one hundred eighty (180) days.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c) Furnish to the Holders and the underwriters such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of such Registrable Securities owned by them.

(d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably appropriate for the distribution of the securities covered by the registration statement, provided that the Corporation shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions where it is not qualified to do business, and further provided that (anything in this Agreement to the contrary notwithstanding with respect to the bearing of expenses) if any jurisdiction in which the securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by selling shareholders, then such expenses shall be payable by selling shareholders pro rata, to the extent required by such jurisdiction.

(e) Provide a transfer agent for the Common Stock no later than the effective date of the first registration of any Registrable Securities.

(f) Otherwise use its best efforts to comply with all applicable rules and regulations of the SEC.

(g) Use its best efforts either (i) to cause all such Registrable Securities to be listed on a national securities exchange (if such securities are not already so listed) and on each additional national securities exchange on which similar securities issued by the Corporation are then listed, if the listing of such securities is then permitted under the rules of such exchange and, without limiting the generality of the foregoing, to arrange for at least two (2) market makers to register as such with respect to Registrable Securities with the Financial Industry Regulatory Authority.

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(h) Enter into such customary agreements (including an underwriting agreement in customary form) and take such other actions as the selling Holders of Registrable Securities shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities.

(i) Make available for inspection by any selling Holder of Registrable Securities, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such selling Holder or any such underwriter, all pertinent financial and other records and pertinent corporate documents and properties of the Corporation, and cause all of the Corporation’s officers, directors and employees to supply all information reasonably requested by any such selling Holder, underwriter, attorney, accountant or agent in connection with such registration statement.

(j) Use every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of such registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the lifting thereof at the earliest reasonable time and advise each selling Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose.

(k) Make such representations and warranties to the selling Holders of Registrable Securities and the underwriters as are customarily made by issuers to selling stockholders and underwriters, as the case may be, in primary underwritten public offerings.

(l) Immediately notify each Holder and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Corporation has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

(m) If the offering is underwritten and at the request of any Holder, use its best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters and to such seller, covering such matters with respect to the Registration Statement, the prospectus and each amendment or supplement thereto, proceedings under state and federal securities laws, other matters relating to the Company, the securities being registered and the offer and sale of such securities as are customarily the subject of opinions of issuer’s counsel provided to the underwriters in underwritten public offerings, and (ii) a letter dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Corporation included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting

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requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request.

(n) Permit any Holder of Registrable Securities, which Holder, based on the written advice of counsel reasonably satisfactory to the Company and its counsel, might be deemed to be a controlling person of the Corporation, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Corporation in writing, which in the reasonable judgment of such holder and its counsel should be included, subject to review by the Corporation and its counsel after consultation with such Holder.

5. Furnish Information. It shall be a condition precedent to the obligations of the Corporation to take any action pursuant to this Agreement with respect to the registration of any Holder’s Registrable Securities that such Holder shall furnish to the Corporation such information regarding such Holder, the Registrable Securities held by such Holder, and the intended method of disposition of such securities, as the Corporation shall reasonably request and as shall be required in connection with the action to be taken by the Corporation.

6. Expenses of Demand Registration. All expenses incurred in connection with registrations pursuant to Section 2 (excluding underwriters’ discounts and commissions), including, without limitation, all registration and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Corporation, and the reasonable fees and disbursements of one special counsel for the selling Holders, shall be borne by the Corporation.

7. Corporation Registration Expenses. All expenses (excluding underwriters’ discounts and commissions) incurred in connection with a registration pursuant to Section 3, including, without limitation, any additional registration and qualification fees and any additional fees and disbursements of counsel to the Corporation that result from the inclusion of securities held by the selling Holders in such registration and the reasonable fees and disbursements of one special counsel for the selling Holders, shall be borne by the Corporation.

8. Underwriting Requirements.

(a) In connection with any offering under Section 3 involving an underwriting of shares being issued by the Corporation, the Corporation shall not be required to include any Holder’s Registrable Securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Corporation and the underwriters selected by it, and then only in such quantity as will not, in the reasonable opinion of the underwriters, jeopardize the success of the offering by the Corporation. If the total amount of securities that all Holders request to be included in an underwritten offering under Section 3 exceeds the amount of securities that the underwriters reasonably believe compatible with the success of the offering, no securities of any shareholder except Registrable Securities of Holders shall be included in such offering unless all Registrable Securities which the Holders have requested to be included are included, and the Corporation shall only be required to include in the offering so many of the Registrable Securities of the Holders as the underwriters reasonably believe will not jeopardize

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the success of the offering (the Registrable Securities so included to be apportioned pro rata among the selling Holders according to the total amount of Registrable Securities owned by such selling Holders, or in such other proportions as shall mutually be agreed to by such selling Holders) ; provided, however, in no event may less than 20% of the total number of shares of Common Stock to be included in such underwriting be made available for Registrable Securities.

(b) With respect to any underwriting of shares to be registered under Section 2, or any underwriting of shares to be registered under Section 11, the selling Holders shall have the right to designate the managing underwriter or underwriters, subject to the consent of the Corporation, which consent shall not be unreasonably withheld or delayed. If, in connection with any underwriting of shares to be registered under Section 2, in the opinion of the managing underwriter the inclusion of all of the Registrable Securities requested to be registered under Section 2 would adversely affect the marketing of such shares, shares to be sold by the Holders of Registrable Securities shall be excluded only after any shares to be sold by the Corporation and any other holder of the Corporation’s securities (other than the Holders) have been excluded, in such manner that the shares to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Securities. In connection with any underwritings of shares to be registered under Section 3, the Corporation shall have the right to designate the managing underwriter or underwriters.

9. Delay of Registration. Without the written approval of at least 50% of the Registrable Securities then outstanding (voting on a Common Stock equivalent basis), no Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

10. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

(a) To the extent permitted by law, the Corporation will indemnify and hold harmless each Holder requesting or joining in a registration, any underwriter (as defined in the Securities Act) for it, and each person, if any, who controls any such Holder or underwriter within the meaning of the Securities Act, and any of their respective officers, directors and agents, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in such registration statement, including, without limitation, any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading or arise out of any violation by the Corporation of any rule or regulation promulgated under the Securities Act applicable to the Corporation and relating to action or inaction required of the Corporation in connection with any such registration, and will reimburse each such Holder, underwriter, controlling person, officer, director and agent for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 10(a) shall not apply to amounts paid in settlement of any such loss,

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claim, damage, liability or action if such settlement is effected without the consent of the Corporation (which consent shall not be unreasonably withheld or delayed) nor shall the Corporation be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in connection with such registration statement, preliminary prospectus, final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter, controlling person officer, director or agent.

(b) To the extent permitted by law, each Holder requesting or joining in a registration will indemnify and hold harmless the Corporation, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Corporation within the meaning of the Securities Act, and any underwriter for the Corporation (within the meaning of the Securities Act) against any losses, claims, damages or liabilities to which the Corporation or any such director, officer, controlling person or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary prospectus or final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration, and will reimburse the Corporation or any such director, officer, controlling person or underwriter for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld or delayed) and provided further that no Holder shall have any liability under this Section 10(b) in excess of the net proceeds actually received by such Holder in the relevant public offering.

Promptly after receipt by an indemnified party under this Section 10 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 10, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such

10

legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. The failure to notify an indemnifying party promptly of the commencement of any such action shall not relieve it from any liability which it may have to such indemnified party other than under this Section 10 and shall only relieve it from any liability which it may have to such indemnified party under this Section 10 if and to the extent the indemnifying party is prejudiced by such omission.

11. Registrations on Form S-3.

(a) If, at any time, (i) the Corporation shall receive a written request (specifying that it is being made pursuant to this Section 11) from one or more Holders that the Corporation file a registration statement on Form S-3 (or any successor form to Form S-3 regardless of its designation) for a public offering of Registrable Securities the reasonably anticipated aggregate price to the public of which would exceed Two Million Dollars ($2,000,000), and (ii) the Corporation is a registrant entitled to use Form S-3 to register such shares, then the Corporation, each such time, shall use its best efforts to cause such shares to be registered on Form S-3 (or any successor form to Form S-3).

(b) Expenses. All expenses (excluding underwriters’ discounts and commissions) incurred in connection with a registration requested pursuant to Section 11(a), including, without limitation, all registration, qualification, printing, and accounting fees, and fees and disbursements of one special counsel to the selling Holders and counsel to the Corporation, shall be borne by the Corporation for a maximum of two (2) such registrations per year.

(c) The Holders’ rights to registration under this Section 11 are in addition to, and not in lieu of, their rights to registration under Sections 2 and 3 of this Agreement.

12. Limitation on Corporation Offerings. The Corporation shall not register securities for sale for its own account or, except as permitted by Section 14, any securities other than Registrable Securities, in any registration requested pursuant to Section 2 or 11 unless permitted to do so by the written consent of the Holders of more than two-thirds (2/3) of the Registrable Securities as to which registration has been requested. The Corporation may not cause any other registration of securities for its own account (other than a registration effected solely to implement an employee benefit plan or on Form S-4 or applicable successor form regardless of its designation) which would become effective less than six (6) months after the effective date of any registration requested pursuant to Section 2 or 11 to be initiated after receiving such request.

The Corporation’s obligations pursuant to Sections 2, 3 and 11 shall terminate with respect to any holder of Registrable Securities if all shares of Registrable Securities held by such holder have been sold pursuant to a registration statement or Rule 144 of the Securities Act or, in the case of any holder of Registrable Securities holding less than 50,000 shares of Registrable Securities, may be sold under Rule 144 of the Securities Act.

13. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Corporation to the public without registration, the Corporation agrees to use its best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times subsequent to ninety (90) days after the effective date of the first registration statement covering an underwritten public offering filed by the Corporation;

11

(b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the 1934 Act; and

(c) furnish to any Holder forthwith upon request a written statement by the Corporation that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of said first registration statement filed by the Corporation), and of the Securities Act and the 1934 Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Corporation, and such other reports and documents so filed by the Corporation as may be reasonably requested in availing any such Holder to take advantage of any rule or regulation of the SEC permitting the selling of any such securities without registration.

14. Limitations in Connection with Future Grants of Registration Rights. Without the prior written consent of the Holders of two-thirds in voting power of then outstanding Series C Registrable Securities, Series D Registrable Securities, Series E Registrable Securities, Series F Registrable Securities and Series G Registrable Securities, voting together as a single class on a Common Stock equivalent basis, the Corporation shall not grant rights to cause the Corporation to register any of its securities to any person or entity.

15. Transfer of Registration Rights. The registration rights of any Holder (and of any permitted transferee of any Holder or its permitted transferees) under this Agreement with respect to any Registrable Securities may be transferred to any Affiliate of such Holder or such permitted transferee, or to any transferee who acquires (otherwise than in a registered public offering) at least 200,000 shares of Registrable Securities held or acquired as of the date hereof by such Holder; provided, however, that the Corporation is given written notice by the Holder at the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being assigned. For such purpose, an “Affiliate” of any Holder (or any such transferee) means any general or limited partner of any Holder (or transferee), if a partnership, or any person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Holder or transferee.

16. Mergers, Etc. The Corporation shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Corporation shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Corporation under this Agreement (except that any such surviving corporation shall not be obligated to undertake a registration of the Holders’ Registrable Securities at any time before the date six months after the closing of such surviving corporation’s first public offering of securities), and for that purpose references hereunder to “Registrable Securities” shall be deemed to be references to the

12

securities which the Holders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation or reorganization; provided, however, that the provisions of this Agreement shall not apply in the event of any merger, consolidation or reorganization in which the Corporation is not the surviving corporation if the Holders of Registrable Securities are entitled to receive in exchange therefor (i) cash, or (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act.

17. Stand-Off Agreement. Each Holder, if requested by the Corporation and the managing underwriter of an offering by the Corporation of Common Stock or other securities of the Corporation pursuant to a registration statement under the Securities Act, shall agree not to sell publicly or otherwise transfer or dispose of any Registrable Securities or other securities of the Corporation held by such Holder for a specified period of time (not to exceed 180 days) following the effective date of such registration statement; provided, that:

(a) such agreement shall apply only to the first registration statement covering Common Stock to be sold on the Corporation’s behalf to the public in an underwritten offering; and

(b) all persons who hold shares of Common Stock, or securities convertible into or exchangeable or exercisable for shares of Common Stock, which in aggregate represent one percent (1%) or more of the shares of Common Stock then outstanding, and all officers and directors of the Corporation, enter into similar agreements, which similar agreements shall prohibit the managing underwriter from releasing any shares subject thereto prior to the scheduled expiration date of such agreements without the written consent of at least the same percentages of Holders that would be required to amend this Agreement or waive any provision hereof as set forth in Section 19(b) hereof.

The covenant contained in this Section 17 is in addition to any market stand-off covenant contained in any other agreement between the Corporation and any Holder.

18. Notices. All notices, requests, consents and other communications hereunder (“Notices”) to any party shall be contained in a written instrument addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addressor listing all parties and shall be deemed given (a) when delivered in person or duly sent by fax showing confirmation of receipt, (b) three days after being sent by first class mail postage prepaid (other than in the case of Notices to or from any non-U.S. resident) or (c) two days after being sent by DHL, Federal Express or other recognized express international courier service:

(i)	if to the Corporation, to its address for Notices set forth in the Investor Rights Agreement;

(ii)	if to the Investors (or their transferees), to their respective addresses for Notices as set forth in the Investor Rights Agreement; and

(iii)	if to the Warrant Holders, to their respective addresses for Notices as set forth on Schedule 3 attached hereto.

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19. Miscellaneous.

(a) This Agreement states the entire agreement of the parties concerning the subject matter hereof, and supersedes all prior agreements, written or oral, between or among them concerning such subject matter.

(b) This Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived, only by the written agreement of the Corporation and the Holders of at least two-thirds in voting power of the then outstanding Series C Registrable Securities, Series D Registrable Securities, Series E Registrable Securities, Series F Registrable Securities and Series G Registrable Securities, voting together as a single class on a Common Stock equivalent basis.

(c) This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the Commonwealth of Massachusetts, without regard to its principles of conflicts of laws.

(d) This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Any such counterpart may contain one or more signature pages.

(e) Wherever in this Agreement there is a reference to a specific number of shares of Common Stock, Preferred Stock or Registrable Securities of the Corporation, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

(f) All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have executed this Third Amended and Restated Registration Rights Agreement as a contract under seal as of the date first written above.

ENANTA PHARMACEUTICALS, INC.

By:	/s/ Jay R. Luly
Name:	Jay R. Luly
Title:	President and Chief Executive Officer

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series C Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series C Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM MEDICAL VENTURES GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series C Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series C Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

PRIVATE EQUITY HOLDING (CAYMAN) LTD.

By:	/s/ Gwendolyn McLaughlin
Name:	Gwendolyn McLaughlin
Title:	Director

By:	/s/ Rich Gorter
Name:	Rich Gorter
Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series C Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series C Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

AP PRIVATE EQUITY INVESTMENTS III B.V.

Represented by: AlpInvest Partners B.V., its managing Director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II LIMITED PARTNERSHIP

By:	Advent International Limited Partnership, General Partner

	By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
Name: Jason S. Fisherman
Title: Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II BETEILIGUNG GMBH & CO. KG

By:	Advent Health Care and Life Sciences II Beteiligung GmbH, General Partner

	By:	Advent International Limited Partnership, General Partner

		By:	Advent International Corporation, General Partner

			By:	/s/ Jason S. Fisherman
			Name:	Jason S. Fisherman
			Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS HLS II LIMITED PARTNERSHIP

By:	Advent International Corporation, General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS LIMITED PARTNERSHIP

By:	Advent International Corporation, General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM MEDICAL VENTURES GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

PRIVATE EQUITY HOLDING (CAYMAN) LTD.

By:	/s/ Gwendolyn McLaughlin
Name:	Gwendolyn McLaughlin
Title:	Director

By:	/s/ Rich Gorter
Name:	Rich Gorter
Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM IV GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

AP PRIVATE EQUITY INVESTMENTS III B.V.

Represented by: AlpInvest Partners B.V., its managing Director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (BERMUDA) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (ADJUNCT) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series D Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series D Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

mRNA – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II BETEILIGUNG GMBH & CO. KG

By:	Advent Health Care and Life Sciences II
Beteiligung GmbH, General Partner

	By:	Advent International Limited Partnership,
General Partner

		By:	Advent International Corporation,
General Partner

			By:	/s/ Jason S. Fisherman
			Name:	Jason S. Fisherman
			Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II LIMITED PARTNERSHIP

By:	Advent International Limited Partnership,
General Partner

	By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
		Name:	Jason S. Fisherman
		Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS HLS II LIMITED PARTNERSHIP

By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS LIMITED PARTNERSHIP

By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM IV GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM V LIFE SCIENCE VENTURES GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

BIOVENTURES INVESTORS LIMITED PARTNERSHIP II

By:	BioVentures Investors II, LLC,
its General Partner

	By:	/s/ Marc E. Goldberg
	Name:	Marc E. Goldberg
	Title:	Managing Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

WHEATLEY MEDTECH PARTNERS, L.P.

By:	Wheatley MedTech Partners, LLC,
its General Partner

	By:	/s/ Barry Rubenstein
	Name:	Barry Rubenstein
	Title:	CEO

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

PRIVATE EQUITY HOLDING (CAYMAN) LTD.

By:	/s/ Gwendolyn McLaughlin
Name:	Gwendolyn McLaughlin
Title:	Director

By:	/s/ Rich Gorter
Name:	Rich Gorter
Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

PRIVATE EQUITY CO-FINANCE

By:	/s/ Gwendolyn McLaughlin
Name:	Gwendolyn McLaughlin
Title:	Director

By:	/s/ Rich Gorter
Name:	Rich Gorter
Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

AP PRIVATE EQUITY INVESTMENTS III B.V.

Represented by: AlpInvest Partners B.V., its managing Director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (BERMUDA) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (ADJUNCT) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

mRNA – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OMEGA FUND IV, L.P.

By:	Omega Fund IV GP, L.P., its General Partner

	By:	Omega Fund IV GP Manager, Ltd.,
Its General Partner

		By:	/s/ Richard J. Lim
		Name:	Richard J. Lim
		Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series E Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series E Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ John Arnold
Name:	John Arnold
Title:	Chairman and Managing Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II BETEILIGUNG GMBH & CO. KG

By:	Advent Health Care and Life Sciences II
Beteiligung GmbH, General Partner

	By:	Advent International Limited Partnership,
General Partner

		By:	Advent International Corporation,
General Partner

			By:	/s/ Jason S. Fisherman
			Name:	Jason S. Fisherman
			Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT HEALTH CARE AND LIFE SCIENCES II LIMITED PARTNERSHIP

By:	Advent International Limited Partnership,
General Partner

	By:	Advent International Corporation,
General Partner

		By:	/s/ Jason S. Fisherman
		Name:	Jason S. Fisherman
		Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS HLS II LIMITED PARTNERSHIP

By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

ADVENT PARTNERS LIMITED PARTNERSHIP

By:	Advent International Corporation,
General Partner

	By:	/s/ Jason S. Fisherman
	Name:	Jason S. Fisherman
	Title:	Attorney-in-Fact

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

AP PRIVATE EQUITY INVESTMENTS III B.V.

Represented by: AlpInvest Partners B.V., its managing Director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

BIOVENTURES INVESTORS LIMITED PARTNERSHIP II

By:	BioVentures Investors II, LLC,
its General Partner

	By:	/s/ Marc E. Goldberg
	Name:	Marc E. Goldberg
	Title:	Managing Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

PRIVATE EQUITY HOLDING (CAYMAN) LTD.

By:	/s/ Gwendolyn McLaughlin
Name:	Gwendolyn McLaughlin
Title:	Director

By:	/s/ Rich Gorter
Name:	Rich Gorter
Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

TVM V LIFE SCIENCE VENTURES GMBH & CO. KG

By:	/s/ Mark G. Cipriano
Name:	Mark G. Cipriano
Title:	Authorized Signatory

By:	/s/ Dr. Helmut Schühsler
Name:	Dr. Helmut Schühsler
Title:	Managing Limited Partner

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

WHEATLEY MEDTECH PARTNERS, L.P.

By:	Wheatley MedTech Partners, LLC,
its General Partner

	By:	/s/ Barry Rubenstein
	Name:	Barry Rubenstein
	Title:	CEO

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (BERMUDA) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OBP (ADJUNCT) III – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

mRNA – HOLDINGS LLC

By:	/s/ Scott Halsted
Name:	Scott Halsted
Title:	Managing Member

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

OMEGA FUND IV, L.P.

By:	Omega Fund IV GP, L.P., its General Partner

	By:	Omega Fund IV GP Manager, Ltd.,
Its General Partner

		By:	/s/ Richard J. Lim
		Name:	Richard J. Lim
		Title:	Director

[Signature Page to Third A&R Registration Rights Agreement]

Enanta Pharmaceuticals, Inc.

Third Amended and Restated Registration Rights Agreement

Series G-2 Investor Signature Page

By executing this page in the space provided, the undersigned hereby agrees (i) that it is a “Series G-2 Investor” as defined in the Third Amended and Restated Registration Rights Agreement dated as of August 23, 2012, by and among Enanta Pharmaceuticals, Inc. and the parties named therein (the “Registration Rights Agreement”), (ii) that it is a party to the Registration Rights Agreement for all purposes and (iii) that it is bound by all terms and conditions of the Registration Rights Agreement.

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ John Arnold
Name:	John Arnold
Title:	Chairman and Managing Director

[Signature Page to Third A&R Registration Rights Agreement]

Schedule 1

Series C Investors

TVM Medical Ventures GmbH & Co. KG

KB Lux Venture Capital Fund-Biotechnology

Ernst Günter Afting

John Fried

HEH Investment Partners, LP

Karl M. Kliem

Peter O. Kliem

W.J. McCune Jr.

Private Equity Holding (Cayman) Ltd.

Dr. Jochen Mackenrodt

Erik Hornnaess

AP Private Equity Investments III B.V.

Schedule 2

Series D Investors

Advent Health Care and Life Sciences II Limited Partnership

Advent Health Care and Life Sciences II Beteiligung GmbH & Co. KG

Advent Partners HLS II Limited Partnership

Advent Partners Limited Partnership

Lancet Capital Health Ventures L.P.

TVM Medical Ventures GmbH & Co. KG

TVM IV GmbH & Co. KG

Private Equity Holding (Cayman) Ltd.

KB Lux Venture Capital Fund – Biotechnology

Tsvetelina Lazarova

Peter O. Kliem

Philip Eaton

Erik Hornnaess

AP Private Equity Investments III B.V.

OBP III – Holdings LLC

OBP (Bermuda) III – Holdings LLC

OBP (Adjunct) III – Holdings LLC

mRNA – Holdings LLC

Schedule 3

Warrant Holders

Silicon Valley Bank

40 William Street

Wellesley, MA 02481

Attn: Ms. Melissa Stepanis, Assistant Vice President

Fax: (781) 431-9906

Schedule 4

Series E Investors

Advent Health Care and Life Sciences II Limited Partnership

Advent Health Care and Life Sciences II Beteiligung GmbH & Co. KG

Advent Partners HLS II Limited Partnership

Advent Partners Limited Partnership

Lancet Capital Health Ventures, L.P.

Private Equity Co-Finance

TVM IV GmbH & Co. KG

TVM V Life Science Ventures GmbH & Co. KG

BioVentures Investors Limited Partnership II

Private Equity Holding (Cayman) Ltd.

Wheatley MedTech Partners, L.P.

Ernst Günter Afting

Erik Hornnaess

Karl M. Kliem

Peter O. Kliem

Dr. Jochen Mackenrodt

HBM Healthcare Investments (Cayman) Ltd.

AP Private Equity Investments III B.V.

OBP III – Holdings LLC

OBP (Bermuda) III – Holdings LLC

OBP (Adjunct) III – Holdings LLC

mRNA – Holdings LLC

Omega Fund IV, L.P.

Schedule 5

Series F Investors

Shionogi & Co., Ltd.

1-8, Doshomachi 3-chome

Chuo-ku, Osaka 541-0045 Japan

Fax: (81) 6-6202-0886

Attn: Masaharu Mori, General Manager, License Dept.

Schedule 6

Series G-1 Investors

Abbott Laboratories

Series G-2 Investors

Advent Health Care and Life Sciences II Limited Partnership

Advent Health Care and Life Sciences II Beteiligung GmbH & Co. KG

Advent Partners HLS II Limited Partnership

Advent Partners Limited Partnership

AP Private Equity Investments III B.V.

BioVentures Investors Limited Partnership II

HBM Healthcare Investments (Cayman) Ltd.

Private Equity Holding (Cayman) Ltd.

TVM V Life Sciences Ventures GmbH & Co. KG

Wheatley MedTech Partners, L.P.

ReMY Capital Partners III, L.P.

Ernst Günter Afting, M.D., Ph.D.

Karl M. Kliem

Peter O. Kliem

Dr. Jochen Mackenrodt

OBP III – Holdings LLC

OBP (Bermuda) III – Holdings LLC

OBP (Adjunct) III – Holdings LLC

mRNA – Holdings LLC

Omega Fund IV, L.P.

Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA
Enanta Pharmaceuticals – Page 1

Exhibit 10.6

LEASE AGREEMENT

This LEASE AGREEMENT (this “Lease”) is made as of this 15th day of April, 2011, between ARE-500 ARSENAL STREET, LLC, a Delaware limited liability company (“Landlord”), and ENANTA PHARMACEUTICALS, INC., a Delaware corporation (“Tenant”).

BASIC LEASE PROVISIONS

Address:	500 Arsenal Street, Watertown, Massachusetts.

Premises:	That portion of the Project, containing approximately 24,576 rentable square feet, as determined by the TI Architect (as such term is defined in Exhibit C) in accordance with the BOMA International standard method of floor measurement, as evidenced by an architect’s certificate, and as shown on Exhibit A.

Project:	The real property on which the building (the “Building”) containing the Premises is located, together with all improvements thereon and appurtenances thereto as described on Exhibit B.

Base Rent:	Lease Year	Per Month	Per Rentable Square Foot

	1	$72,704.00	$35.50

	2	$74,711.04	$36.48

	3	$76,759.04	$37.48

	4	$78,868.48	$38.51

	5	$81,039.36	$39.57

	6	$83,271.68	$40.66

	7	$85,565.44	$41.78

Lease Year:	Each successive period of 12 calendar months during the Term, beginning with the Commencement Date, except that if the Commencement Date is not the first day of a calendar month, then the first Lease Year shall include the partial month containing the Commencement Date and the following 12 full calendar months, and each of the following Lease Years shall consist of the 12 calendar months following the previous Lease Year, until the end of the Term.

Rentable Area of Premises:	Approximately 24,576 rentable square feet.

© All rights reserved – Alexandria Real Estate Equities 2001

CONFIDENTIAL – DO NOT COPY OR DISTRIBUTE

Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

Rentable Area of Project:	Approximately 93,516 rentable square feet.

Tenant’s Share of Operating Expenses:	26.28%

Security Deposit:	$436,224.00.

Target Commencement Date:	September 21, 2011.

Rent Commencement Date:	Commencement Date.

Base Term:	Beginning on the Commencement Date and ending 84 months from the first day of the first full month of the Term (as defined in Section 2) hereof.

Permitted Use:	Research and development laboratory, related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of Section 7 hereof.

Address for Rent Payment:	Landlord’s Notice Address:
P.O. Box 975383 Dallas, TX 75397-5383	385 East Colorado Boulevard, Suite 299 Pasadena, CA 91101 Attention: Corporate Secretary

Tenant’s Notice Address:

500 Arsenal Street

Watertown, MA 02472

Attention: Chief Executive Officer

With a copy to:

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199

Attention: Nathaniel S. Gardiner, Esq.

The following Exhibits and Addenda are attached hereto and incorporated herein by this reference:

☒	EXHIBIT A – PREMISES DESCRIPTION	☒	EXHIBIT B – DESCRIPTION OF PROJECT
☒	EXHIBIT C – WORK LETTER	☒	EXHIBIT D – COMMENCEMENT DATE
☒	EXHIBIT E – RULES AND REGULATIONS	☒	EXHIBIT F – TENANT’S PERSONAL PROPERTY
☒	EXHIBIT G – NOTIFICATION OF PRESENCE OF ASBESTOS CONTAINING MATERIALS	☒	EXHIBIT H – TENANT’S NAME AND LOGO DESIGN
☒	EXHIBIT I – LOCATION OF STORAGE AREA

© All rights reserved – Alexandria Real Estate Equities 2001

CONFIDENTIAL – DO NOT COPY OR DISTRIBUTE

Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

1. Lease of Premises; Amendment of Prior Lease.

(a) Lease of Premises. Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord. The portions of the Project which are for the non-exclusive use of tenants of the Project are collectively referred to herein as the “Common Areas.” Landlord reserves the right to modify Common Areas, provided that such modifications do not materially adversely affect Tenant’s use of the Premises for the Permitted Use.

(b) Amendment to Prior Lease at the Project. Tenant and Landlord are parties to that certain Lease Agreement dated February 5, 2001 (the “Prior Lease”) with respect to certain other premises in the Project (the “Prior Premises”) and the term of which is to expire on September 30, 2011. Tenant shall, within seven (7) days of the date of Delivery of the Premises pursuant to this Lease, surrender the Prior Premises in accordance with the Prior Lease, including without limitation completion of a surrender plan pursuant to such Prior Lease and performance of the requirements of such surrender plan on or before such date; provided, however, that if the Premises are not Delivered pursuant to this Lease on or before September 23, 2011 hereunder, the term of the Prior Lease shall be extended on a day-for-day basis until the date that is seven (7) days after the date of Delivery of the Premises pursuant to this Lease, unless this Lease is terminated pursuant to Section 2 below, in which event the Prior Lease shall terminate on the sixtieth (60th) day after the effective date of termination of this Lease. Tenant shall continue to pay base rent and additional rent pursuant to the Prior Lease, except that notwithstanding anything to the contrary contained in the Prior Lease:

(i) if the date of Delivery of the Premises pursuant to this Lease is the same as the Target Commencement Date or one day after the Target Commencement Date, then base rent and operating expenses under the Prior Lease shall be abated for the remainder of the Base Term under the Prior Lease; or

(ii) if the date of Delivery of the Premises pursuant to this Lease is September 23, 2011 or later, then Tenant shall surrender the Prior Premises in accordance with the Prior Lease as set forth in subparagraph (b) above within seven (7) days after the date of Delivery of the Premises pursuant to this Lease, and (A) from September 23, 2011 through the date of Delivery of the Premises pursuant to this Lease: (I) annual base rent under the Prior Lease shall be the same as the Base Rent as set forth in this Lease (i.e., $72,704.00 per month), (II) Tenant’s percentage share of operating expenses (other than the costs of utilities that are separately metered or submetered pursuant to the Prior Lease) for such period shall be the same as the Percentage Share set forth in this Lease, and (III) the costs of utilities that are separately metered or submetered shall continue to be paid based on actual readings of Tenant usage; and (B) base rent and operating expenses under the Prior Lease shall be abated for the 7-day period following the date of Delivery of the Premises pursuant to this Lease, and the term of the Prior Lease shall terminate at the end of such 7-day period.

Upon request of Landlord, Tenant will execute an amendment to the Prior Lease containing the terms set forth in this paragraph and in form and substance reasonably satisfactory to Tenant.

2. Delivery; Acceptance of Premises; Commencement Date. Landlord shall use reasonable efforts to deliver the Premises to Tenant on or before the Target Commencement Date, with Landlord’s Work (as described in the Work Letter attached to this Lease as Exhibit C) Substantially Completed and with Tenant legally entitled to occupy the Premises as evidenced by the signing or initialing by the municipal building inspector of the TI Permit (as such term is defined in Exhibit C) (“Delivery” or “Deliver”). Landlord agrees promptly following Delivery to use commercially reasonable efforts to obtain a Certificate of Occupancy from the Town of Watertown Building Department for the

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Premises and upon receipt will promptly provide a copy to Tenant. If Landlord fails to timely Deliver the Premises, Landlord shall not be liable to Tenant for any loss or damage resulting therefrom, and this Lease shall not be void or voidable except as provided herein. If Landlord does not Deliver the Premises within 60 days of the Target Commencement Date for any reason other than Tenant Delays or delays due to Force Majeure, then Landlord will give Tenant written notice (the “Revised Target Date Notice”) of the revised date on which Landlord expects to Deliver the Premises (the “Revised Target Date”). If the Revised Target Date is not acceptable to Tenant, Tenant may terminate this Lease by notice delivered to Landlord within ten (10) business days after the date of the Revised Target Date Notice. If Tenant does not so elect to terminate this Lease within such 10-business-day period, such right to terminate this Lease shall be waived and this Lease shall remain in full force and effect. If Landlord fails to Deliver the Premises by the date that is twenty (20) days after the Revised Target Date for any reason other than Tenant Delays or delays due to Force Majeure, this Lease may be terminated by Tenant by written notice to Landlord delivered to Landlord within five (5) business days after the end of such 20-day period. If Tenant does not so elect to terminate this Lease within five (5) business days after the end of such 20-day period, such right to terminate this Lease shall be waived and this Lease shall remain in full force and effect. If this Lease is so terminated by Tenant within the applicable time period as set forth in this Section 2: (a) the Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease due to Tenant’s early access, if any; any such deduction shall not include any Excess TI Costs (as defined in the Work Letter) to the extent that Tenant is entitled to reimbursement of Excess TI Costs pursuant to the Work Letter), shall be returned to Tenant, and (b) neither Landlord nor Tenant shall have any further rights, duties or obligations under this Lease, except with respect to provisions which expressly survive termination of this Lease. As used herein, the terms “Landlord’s Work,” “Tenants’ Work,” “Tenant Delays” and “Substantially Completed” shall have the meanings set forth for such terms in the Work Letter and the term “Force Majeure” shall have the meaning set forth in Section 34 below.

The “Commencement Date” shall be the date that Landlord Delivers the Premises to Tenant after providing advance written notice to Tenant of such Delivery. Upon request of Landlord, Tenant shall execute and deliver a written acknowledgment of the Commencement Date, the Rent Commencement Date and the expiration date of the Term when such are established in the form of the “Acknowledgement of Commencement Date” attached to this Lease as Exhibit D; provided, however, Tenant’s failure to execute and deliver such acknowledgment shall not affect Landlord’s rights hereunder.

The “Term” of this Lease shall be the Base Term, as defined above in the Basic Lease Provisions and any Extension Term that Tenant may elect pursuant to Section 39 below. Notwithstanding the foregoing, upon written notice delivered to Landlord no later than nine (9) months prior to the expiration of the fifth (5th) Lease Year and provided Tenant is not in Default (as defined in Section 20 below) under the terms of this Lease, Tenant shall have the one-time right to terminate this Lease effective as of the expiration of the fifth (5th) Lease Year (the “Early Termination Right”), provided that Tenant pays to Landlord simultaneously with the delivery of such written notice to Landlord exercising the Early Termination Right the amount of $1,376,957.89, which is the amount that Landlord and Tenant agree represents the sum of the unamortized portion of the costs (calculated on a simple, no interest, straight line basis) of the Tenant Improvements and brokerage commissions paid by Landlord in connection with this Lease. The Early Termination Right is personal to Enanta Pharmaceuticals, Inc. and shall not be assignable except in connection with a “Permitted Assignment” as defined in Section 22 below.

Except as set forth in the Work Letter, if applicable: (i) Tenant shall accept the Premises in their condition as of the Commencement Date, subject to all applicable Legal Requirements (as defined in Section 7 hereof); and (ii) Tenant’s taking possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and that the Premises were in good condition at the time possession was taken. Any occupancy of the Premises by Tenant before the Commencement Date shall be subject to all of the terms and conditions of this Lease, including the obligation to pay Rent.

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Tenant agrees and acknowledges that, except as expressly set forth in Section 7 below with respect to the Premises, neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the condition of all or any portion of the Premises or the Project, and/or the suitability of the Premises or the Project for the conduct of Tenant’s business, and Tenant waives any implied warranty that the Premises or the Project are suitable for the Permitted Use. This Lease constitutes the complete agreement of Landlord and Tenant with respect to the subject matter hereof and supersedes any and all prior representations, inducements, promises, agreements, understandings and negotiations which are not contained herein. Landlord in executing this Lease does so in reliance upon Tenant’s representations, warranties, acknowledgments and agreements contained herein.

3. Rent.

(a) Base Rent. The Security Deposit shall be due and payable on delivery of an executed copy of this Lease to Landlord. Tenant shall pay to Landlord in advance, without demand, abatement, deduction or set-off, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof from and after the Rent Commencement Date, in lawful money of the United States of America, at the office of Landlord for payment of Rent set forth above, or to such other person or at such other place as Landlord may from time to time designate in writing. Payments of Base Rent for any fractional calendar month shall be prorated. The obligation of Tenant to pay Base Rent and other sums to Landlord and the obligations of Landlord under this Lease are independent covenants and obligations. Tenant shall have no right at any time to abate, reduce, or set-off any Rent (as defined in Section 5) due hereunder except for any abatement as may be expressly provided in this Lease.

(b) Additional Rent. In addition to Base Rent, Tenant agrees to pay to Landlord as additional rent (“Additional Rent”): (i) Tenant’s Share of “Operating Expenses” (as defined in Section 5), and (ii) any and all other amounts Tenant assumes or agrees to pay under the provisions of this Lease, including, without limitation, any and all other sums that may become due by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant, after any applicable notice and cure period.

4. Intentionally omitted.

5. Operating Expense Payments. Landlord agrees to deliver to Tenant a written estimate of Operating Expenses for the next calendar year by September 10 of each calendar year during the Term, to which Tenant shall have the right to review and comment within ten (10) days. The parties agree to discuss in good faith Tenant’s comments on such written estimate and Landlord shall deliver such written estimate, as the same may be updated, to Tenant by September 30 of each calendar year for the next calendar year (the “Annual Estimate”), which may be revised by Landlord from time to time during such calendar year based on available actual or reasonably anticipated data and information on Operating Expenses, including without limitation reasonably anticipated real estate taxes and utilities costs. During each month of the Term, on the same date that Base Rent is due, Tenant shall pay Landlord an amount equal to 1/12th of Tenant’s Share of the Annual Estimate. Payments for any fractional calendar month shall be prorated.

The term “Operating Expenses” means all costs and expenses of any kind or description whatsoever incurred or accrued each calendar year by Landlord with respect to the operation of the Project (including, without duplication: maintenance; insurance; utilities not paid separately by Tenant based on meter or submeter readings; Taxes (as defined in Section 9); transportation services serving the Project; the amortized costs of capital repairs, replacements and improvements to the Premises, Building or Project made for the purpose of complying with applicable Legal Requirements first enacted or otherwise made legally applicable to the Project after the Commencement Date and the amortized costs

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of any capital repairs and replacements of the Shared Water Treatment System (as defined in Section 11), in each case amortized over the useful life of such capital items in accordance with generally accepted accounting principles (“GAAP”) and consistent with the useful life of such capital items used in the public financial reporting of Landlord; and the costs of Landlord’s third party property manager in the amount of 2.5% of Base Rent or, if there is no third party property manager and Landlord or its affiliate manages the Project, administration rent for property management in the amount of 2.5% of Base Rent), excluding only:

(a) the original construction costs of the Project and renovation prior to the date of the Lease and costs of correcting defects in such original construction or renovation;

(b) capital repairs and improvements and all other capital expenditures not otherwise permitted pursuant to this Lease;

(c) interest, principal payments of Mortgage (as defined in Section 27) debts of Landlord, financing costs and amortization of funds borrowed by Landlord, whether secured or unsecured and all payments of base rent (but not taxes or operating expenses) under any ground lease or other underlying lease of all or any portion of the Project;

(d) depreciation of the Project;

(e) advertising, legal and space planning expenses, leasing commissions, costs of leasehold improvements and other costs and expenses incurred in procuring and leasing space to tenants for the Project, including any leasing office maintained in the Project, free rent and construction allowances for tenants;

(f) legal and other expenses incurred in the negotiation or enforcement of leases;

(g) completing, fixturing, improving, renovating, painting, redecorating or other work, which Landlord pays for or performs for other tenants within their premises, and costs of correcting defects in such work;

(h) costs of utilities outside normal business hours sold to tenants of the Project;

(i) costs to be reimbursed by other tenants of the Project or Taxes to be paid directly by Tenant or other tenants of the Project, whether or not actually paid;

(j) salaries, wages, benefits and other compensation paid to officers and employees of Landlord who are not assigned in whole or in part to the operation, management, maintenance or repair of the Project;

(k) general organizational, administrative and overhead costs relating to maintaining Landlord’s existence, either as a corporation, partnership, or other entity, including general corporate, legal and accounting expenses;

(l) costs (including attorneys’ fees and costs of settlement, judgments and payments in lieu thereof) incurred in connection with disputes with tenants, other occupants, or prospective tenants, and costs and expenses, including legal fees, incurred in connection with negotiations or disputes with employees, consultants, management agents, leasing agents, purchasers or mortgagees of the Building;

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(m) costs incurred by Landlord due to the violation by Landlord, its employees, agents or contractors or any tenant of the terms and conditions of any lease of space in the Project or any Legal Requirement (as defined in Section 7);

(n) penalties, fines or interest incurred as a result of Landlord’s inability or failure to make payment of Taxes and/or to file any tax or informational returns when due, or from Landlord’s failure to make any payment of Taxes required to be made by Landlord hereunder before delinquency;

(o) overhead and profit increment paid to Landlord or to subsidiaries or affiliates of Landlord for goods and/or services in or to the Project to the extent the same exceeds the costs of such goods and/or services rendered by unaffiliated third parties on a competitive basis;

(p) costs of Landlord’s charitable or political contributions, or of fine art maintained at the Project;

(q) costs in connection with services (including electricity), items or other benefits of a type which are not standard for the Project and which are not available to Tenant without specific charges therefor, but which are provided to another tenant or occupant of the Project, whether or not such other tenant or occupant is specifically charged therefor by Landlord;

(r) costs incurred in the sale or refinancing of the Project;

(s) net income taxes of Landlord or the owner of any interest in the Project, franchise, capital stock, gift, estate or inheritance taxes or any federal, state or local documentary taxes imposed against the Project or any portion thereof or interest therein;

(t) any expenses otherwise includable within Operating Expenses to the extent actually reimbursed by persons other than tenants of the Project under leases for space in the Project; and

(u) any and all reserves for future repairs and replacements;

(v) repairs or replacement necessitated by the gross negligence or willful misconduct of Landlord or its employees or agents;

(w) costs of repairs, maintenance or operation that are allocable to the properties other than the Project in which Landlord or any partner thereof has a direct or indirect interest; and

(x) the cost of design and construction of any additions or reductions to the Building outside of the Premises.

Within 90 days after the end of each calendar year (or such longer period as may be reasonably required), Landlord shall furnish to Tenant a statement (an “Annual Statement”) showing in reasonable detail: (a) the total and Tenant’s Share of actual Operating Expenses for the previous calendar year, and (b) the total of Tenant’s payments in respect of Operating Expenses for such year. In addition, by September 1 of each calendar year of the Term, Landlord shall furnish to Tenant a statement showing in reasonable detail: (A) the total and Tenant’s Share of actual Operating Expenses for the first six months of that calendar year, and (B) the total of Tenant’s payments in respect of Operating Expenses for the first six months of that calendar year.

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The Annual Statement shall be final and binding upon Tenant unless Tenant, within forty-five (45) days after Tenant’s receipt of the Annual Statement, contests any item therein by giving Landlord written notice specifying each item contested and the reason for such contest. If, during such 45-day period, Tenant reasonably and in good faith questions or contests the accuracy of Landlord’s statement of Tenant’s Share of Operating Expenses, Landlord will provide Tenant with access to Landlord’s books and records relating to the operation of the Project and such information as Landlord reasonably determines to be responsive to Tenant’s questions (the “Expense Information”). If after Tenant’s review of such Expense Information, Landlord and Tenant cannot agree upon the amount of Tenant’s Share of Operating Expenses, then Tenant shall have the right to have an independent public accounting firm selected by Tenant, working pursuant to a fee arrangement other than a contingent fee (at Tenant’s sole cost and expense) and approved by Landlord (which approval shall not be unreasonably withheld or delayed), audit and/or review the Expense Information for the year in question (the “Independent Review”). The results of any such Independent Review shall be binding on Landlord and Tenant. If the Independent Review shows that the payments actually made by Tenant with respect to Operating Expenses for the calendar year in question exceeded Tenant’s Share of Operating Expenses for such calendar year, Landlord shall at Landlord’s option either (i) credit the excess amount to the next succeeding installments of estimated Operating Expenses or (ii) pay the excess to Tenant within 30 days after delivery of such statement, except that after the expiration or earlier termination of this Lease or if Tenant is delinquent in its obligation to pay Rent, Landlord shall pay the excess to Tenant after deducting all other amounts due Landlord. If the Independent Review shows that Tenant’s payments with respect to Operating Expenses for such calendar year were less than Tenant’s Share of Operating Expenses for the calendar year, Tenant shall pay the deficiency to Landlord within 30 days after delivery of such statement. If the Independent Review shows that Tenant has overpaid with respect to Operating Expenses by more than 5% then Landlord shall reimburse Tenant for all costs incurred by Tenant for the Independent Review.

Operating Expenses for the calendar years in which Tenant’s obligation to share therein begins and ends shall be prorated. Notwithstanding anything set forth herein to the contrary, if the Project is not at least 95% occupied on average during any year of the Term, Tenant’s Share of Operating Expenses for such year shall be computed as though the Project had been 95% occupied on average during such year.

If Tenant’s Share of actual Operating Expenses for such year exceeds Tenant’s payments of Operating Expenses for such year, the excess shall be due and payable by Tenant as Rent within 30 days after delivery of such Annual Statement to Tenant. If Tenant’s payments of Operating Expenses for such year exceed Tenant’s Share of actual Operating Expenses for such year Landlord shall pay the excess to Tenant within 30 days after delivery of such Annual Statement, except that after the expiration, or earlier termination of the Term or if Tenant is delinquent in its obligation to pay Rent, Landlord shall pay the excess to Tenant after deducting all other amounts due Landlord.

“Tenant’s Share” shall be the percentage set forth in the Basic Lease Provisions as Tenant’s Share and shall be subject to adjustment for changes in the physical size of the Premises or the Project occurring after the date of this Lease. Landlord may equitably increase Tenant’s Share for any item of expense or cost reimbursable by Tenant that relates to a repair, replacement, or service that benefits only the Premises or only a portion of the Project that includes the Premises, that varies with occupancy or use, or with respect to heating, ventilation and air conditioning electricity or gas that is not separately metered or submetered, that varies with connected load as reasonably determined by Landlord’s engineer. Base Rent, Tenant’s Share of Operating Expenses and all other amounts payable by Tenant to Landlord hereunder are collectively referred to herein as “Rent.”

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6. Security Deposit. Tenant shall deposit with Landlord, upon delivery of an executed copy of this Lease to Landlord, a security deposit (the “Security Deposit”) for the performance of all of Tenant’s obligations hereunder in the amount set forth in the Basic Lease Provisions, which Security Deposit shall be either:

(A) in the form of an unconditional and irrevocable letter of credit that (i) is in form and substance satisfactory to Landlord, (ii) names Landlord as beneficiary, (iii) expressly allows Landlord to draw upon it at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, (iv) is issued by an FDIC-insured financial institution satisfactory to Landlord, and (v) is redeemable by presentation of a sight draft in the state of Landlord’s choice; or

(B) in the form of an amendment to that certain Irrevocably Standby Letter of Credit Number SVBSF002099, issued April 1, 2003 (the “SVB 2003 Letter of Credit”) by Silicon Valley Bank to Landlord as Beneficiary, the form and substance of which amendment is satisfactory to Landlord, and (i) expressly allows Landlord to draw upon the SVB 2003 Letter of Credit at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, and (ii) extends the Expiration Date of the SVB 2003 Letter of Credit through November 30, 2023, provided that if such an amendment to the SVB 2003 Letter of Credit is reasonably approved in advance by Landlord and deposited with Landlord upon execution of this Lease by Tenant, then the parties agree that the Prior Lease is hereby amended so that any Default (as defined in this Lease) pursuant to this Lease shall be a Default (as defined in the Prior Lease) pursuant to the Prior Lease such that Landlord shall be entitled to draw on the SVB 2003 Letter of Credit in the event of a Default by Tenant under this Lease (in addition to the rights of Landlord to draw on the SVB 2003 Letter of Credit pursuant to the Prior Lease), and provided further that if Tenant is not then in Default under the Prior Lease, then following the sixtieth (60th) day after the last day of the term of the Prior Lease, Tenant shall have the right to further amend the SVB 2003 Letter of Credit to reduce the “Amount” set forth in the SVB 2003 Letter of Credit to the amount of the Security Deposit set forth above in the Basic Lease Provisions of this Lease upon Landlord’s prior approval of the form of such further amendment to the SVB 2003 Letter of Credit.

Each of (x) the letter of credit described in clause A of the immediately preceding paragraph, or (y) the amendment to the SVB 2003 Letter of Credit described in clause B of the immediately preceding paragraph, is referred to in this Lease as the “Letter of Credit”).

If Tenant does not provide Landlord with a substitute Letter of Credit complying with all of the requirements hereof at least 10 days before the stated expiration date of any then current Letter of Credit, Landlord shall have the right to draw the full amount of the current Letter of Credit and hold the funds drawn in cash without obligation for interest thereon as the Security Deposit. The Security Deposit shall be held by Landlord as security for the performance of Tenant’s obligations under this Lease. The Security Deposit is not an advance rental deposit or a measure of Landlord’s damages in case of Tenant’s default. Upon each occurrence of a Default (as defined in Section 20), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or provided by law. Upon any such use of all or any portion of the Security Deposit, Tenant shall pay Landlord on demand the amount that will restore the Security Deposit to the amount set forth in the Basic Lease Provisions. Tenant hereby waives the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant. Upon bankruptcy or other debtor-creditor proceedings against Tenant, the Security Deposit shall be deemed to be applied first to

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the payment of Rent and other charges due Landlord for periods prior to the filing of such proceedings. Upon any such use of all or any portion of the Security Deposit, Tenant shall, within 5 business days after demand from Landlord, restore the Security Deposit to its original amount. If Tenant shall fully perform every provision of this Lease to be performed by Tenant, the Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Tenant (or, at Landlord’s option, to the last assignee of Tenant’s interest hereunder) within 60 days after the expiration or earlier termination of this Lease.

If Landlord transfers its interest in the Project or this Lease, Landlord shall either (a) transfer any Security Deposit then held by Landlord to a person or entity assuming Landlord’s obligations under this Section 6, or (b) return to Tenant any Security Deposit then held by Landlord and remaining after the deductions permitted herein. Upon such transfer to such transferee or the return of the Security Deposit to Tenant, Landlord shall have no further obligation with respect to the Security Deposit, and Tenant’s right to the return of the Security Deposit shall apply solely against Landlord’s transferee. The Security Deposit is not an advance rental deposit or a measure of Landlord’s damages in case of Tenant’s default. Landlord’s obligation respecting the Security Deposit is that of a debtor, not a trustee, and no interest shall accrue thereon.

7. Use; Abandonment. The Premises shall be used solely for the Permitted Use set forth in the Basic Lease Provisions, and in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and to the use and occupancy thereof, including, without limitation, the Americans With Disabilities Act, 42 U.S.C. § 12101, et seq. (together with the regulations promulgated pursuant thereto, “ADA”) (collectively, “Legal Requirements” and each, a “Legal Requirement”). Tenant shall, upon 5 days’ written notice from Landlord, discontinue any use of the Premises which is declared by any Governmental Authority (as defined in Section 9) having jurisdiction to be a violation of a Legal Requirement. Tenant will not use or permit the Premises to be used for any purpose or in any manner that would void Tenant’s or Landlord’s insurance or increase the insurance risk, unless any additional premiums due solely and directly to such use by Tenant are paid by Tenant. Tenant shall not permit any part of the Premises to be used as a “place of public accommodation”, as defined in the ADA or any similar Legal Requirement. Tenant shall reimburse Landlord promptly upon demand for any additional premium charged for any such insurance policy by reason of Tenant’s failure to comply with the provisions of this Section or otherwise caused by Tenant’s particular use and/or occupancy of the Premises. Tenant will use the Premises in a careful, safe and proper manner and will not commit or permit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises, reasonable wear and tear excepted, or obstruct or interfere with the rights of Landlord or other tenants or occupants of the Project, including conducting or giving notice of any auction, liquidation, or going out of business sale on the Premises, or using or allowing the Premises to be used for any unlawful purpose. Tenant shall cause any equipment or machinery to be installed in the Premises so as to reasonably prevent sounds or vibrations from the Premises from extending into Common Areas, or other space in the Project. Following Tenant’s initial move into the Premises, Tenant shall not place any machinery or equipment weighing 1,000 pounds or more in or upon the Premises or transport or move such items through the Common Areas of the Project without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed. Except as may be provided under the Work Letter or Section 11 of this Lease, Tenant shall not, without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed, use the Premises in any manner which will require ventilation, air exchange, heating, gas, electricity or water beyond the existing capacity of the Project as proportionately allocated to the Premises based upon Tenant’s Share as usually furnished for the Permitted Use.

Landlord represents and warrants that as of the Commencement Date the Premises comply with all applicable Legal Requirements, including the ADA.

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Landlord shall, as an Operating Expense (to the extent such Legal Requirement first enacted or applicable to the Project after the date of this Lease is generally applicable to similar buildings in the area in which the Project is located and to the extent that costs of making such alterations or modifications are permitted as an Operating Expense pursuant to Section 5) or at Tenant’s expense (to the extent such Legal Requirement whenever enacted is applicable solely by reason of Tenant’s, as compared to other tenants of the Project, particular use of the Premises) make any alterations or modifications to the Common Areas or the exterior of the Building that are required by Legal Requirements, including the ADA. Tenant, at its sole expense, shall make any alterations or modifications to the interior of the Premises that are required by Legal Requirements first enacted or applicable to the Premises after the date of this Lease (including, without limitation, compliance of the Premises with the ADA) and to the extent that the Premises are not subject to any grandfathering provisions under the applicable Legal Requirement. Notwithstanding any other provision herein to the contrary, Tenant shall be responsible for any and all demands, claims, liabilities, losses, costs, expenses, actions, causes of action, damages or judgments, and all reasonable expenses incurred in investigating or resisting the same (including, without limitation, reasonable attorneys’ fees, charges and disbursements and costs of suit) (collectively, “Claims”) arising out of or in connection with Legal Requirements relating to Tenant’s use of the Premises, and Tenant shall indemnify, defend, hold and save Landlord harmless from and against any and all Claims arising out of or in connection with any failure of Tenant’s use of the Premises to comply with any Legal Requirement.

Tenant agrees that it will not abandon the Premises during the Term unless: (i) Tenant provides Landlord with at least fifteen (15) days notice prior to vacating the Premises, (ii) prior to vacating the Premises, Tenant completes Tenant’s obligations with respect to the Surrender Plan in compliance with Section 28, (iii) prior to or at the time of vacating the Premises, Tenant has made reasonable arrangements for the security of the Premises for the period of time that the Premises are vacant and notified Landlord of such arrangements, and (iv) Tenant continues during the balance of the Term to satisfy all of its obligations under the Lease as they come due.

8. Holding Over. If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be equal to 150% of Rent in effect during the last full calendar month of the Term, and (B) if Tenant’s holding over following the expiration or earlier termination of the Term exceeds thirty (30) days, Tenant shall thereafter be responsible for all damages suffered by Landlord resulting from or occasioned by Tenant’s holding over, including consequential damages. No holding over by Tenant shall operate to extend this Lease, and this Section 8 shall not be construed as consent for Tenant to retain possession of the Premises. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease.

9. Taxes. Landlord shall pay, as part of Operating Expenses, all taxes, levies, fees, assessments and governmental charges of any kind, existing as of the Commencement Date or thereafter enacted (collectively referred to as “Taxes”), imposed by any federal, state, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, “Governmental Authority”) during the Term, including, without limitation, all Taxes: (i) imposed on or measured by or based, in whole or in part, on rent payable to (or gross receipts received by) Landlord under this Lease and/or from the rental by Landlord of the Project or any portion thereof, or (ii) based on the square footage, assessed value or other measure or evaluation of any kind of the Premises or the Project, or (iii) assessed or imposed by or on the operation or maintenance of any portion of the Premises or the Project, including parking, or (iv) assessed or imposed by, or at the direction of, or resulting from Legal Requirements, or interpretations thereof, promulgated by, any Governmental Authority, or (v) imposed as a license or other fee, charge, tax or assessment on Landlord’s business or occupation of leasing space in the Project. Landlord may contest by appropriate legal proceedings the

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amount, validity, or application of any Taxes or liens securing Taxes. Taxes shall not include any net income taxes imposed on Landlord except to the extent such net income taxes are in substitution for any Taxes payable hereunder. If any such Tax is levied or assessed directly against Tenant, then Tenant shall be responsible for and shall pay the same at such times and in such manner as the taxing authority shall require. Operating Expenses hereunder shall also include the cost of tax monitoring services provided to Landlord with respect to the Project. Tenant shall pay, prior to delinquency, any and all Taxes levied or assessed against any personal property or trade fixtures placed by Tenant in the Premises, whether levied or assessed against Landlord or Tenant. If any Taxes on Tenant’s personal property or trade fixtures are levied against Landlord or Landlord’s property, or if the assessed valuation of the Project is increased by a value attributable to improvements in or alterations to the Premises, whether owned by Landlord or Tenant and whether or not affixed to the real property so as to become a part thereof, higher than the base valuation on which Landlord from time-to-time allocates Taxes to all tenants in the Project, Landlord shall have the right, but not the obligation, to pay such Taxes. Landlord’s determination of any excess assessed valuation shall be binding and conclusive, absent manifest error. The amount of any such payment by Landlord shall constitute Additional Rent due from Tenant to Landlord immediately upon demand.

10. Parking; Storage; Drainage.

(a) Subject to all matters of record, Force Majeure, a Taking (as defined in Section 19 below) and the exercise by Landlord of its rights hereunder, Tenant shall have the right, in common with other tenants of the Project on a pro rata basis in accordance with the rentable area of the Premises and the rentable areas of the Project occupied by such other tenants, to park in those areas of the Project designated for non-reserved parking, subject in each case to Landlord’s rules and regulations. Tenant’s pro rata share of such parking spaces shall be no less than 55 parking spaces, unless Tenant uses a portion of the parking area for recycling receptacles, it being understood that any such use shall be subject to applicable Legal Requirements and Landlord’s prior written approval, not to be unreasonably withheld or delayed). Landlord may allocate parking spaces among Tenant and other tenants in the Project pro rata as described above if Landlord determines that such parking facilities are becoming crowded. Landlord shall not be responsible for enforcing Tenant’s parking rights against any third parties, including other tenants of the Project. In the event that such parking facilities are becoming crowded, then upon request of Tenant, Landlord will retain a third party to create, implement and enforce a parking management plan, which may include the distribution of stickers that would be required to be displayed on automobiles in order to park in non-visitor spaces in the parking facilities or other access monitoring and control mechanisms as reasonably determined by Landlord. The fees for the services of such third party for such parking management plan shall be paid by Landlord (and not includable in Operating Expenses), and the costs of unreimbursed towing (if any) and the costs incurred in connection with any physical alterations of the parking area or driveways at the Project and any materials, supplies, devices and equipment in connection with such parking management plan, including without limitation stickers and passes, shall be includable in Operating Expenses to the extent permitted under Section 5. Tenant shall not be charged a separate monthly or annual rent or usage charge for the use of such parking spaces during the Base Term and any extension thereof.

(b) To the extent permitted by and subject to all Legal Requirements, Tenant may use that portion of the existing concrete pad located next to the parking lot that is shown on Exhibit I attached hereto as within the 10’ x 13’ area enclosed by the fence labeled “Proposed fence to be 10’ x 13’” and gate labeled “Existing Gate,” within which is depicted the “Microbulk tank” and “meter” (the “Storage Area”) to store Tenant’s liquid nitrogen storage tank and related equipment and supplies. Landlord agrees, subject to applicable Legal Requirements, to install such fencing and gate to surround the Storage Area prior to the Commencement Date. Tenant shall be responsible for all costs and expenses associated with the maintenance and use of the Storage Area. Upon the expiration or earlier termination of the Lease, Tenant shall remove all of its equipment, tanks and supplies from the Storage Area and

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restore the applicable portions of the Storage Area to the condition they were in prior to the date of the Lease, reasonable wear and tear excepted. Tenant hereby acknowledges and agrees that Tenant’s obligations pursuant to Section 30 of this Lease shall include without limitation the Storage Area, and responsibility for compliance with Legal Requirements with respect to the maintenance and use of the Storage Area shall be the sole and exclusive responsibility of the Tenant at Tenant’s sole cost and expense.

(c) As part of Tenant’s business operations, Tenant is required to make certain filings with certain Governmental Authorities, including filings reflecting the location of the storm drains at the Project. Landlord agrees that if the storm drains existing at the Project as of the Commencement Date are moved or altered in any way, Landlord shall provide at least sixty (60) days prior written notice reasonably detailing such change to Tenant and provide Tenant with a plan showing the proposed location of such storm drains. Tenant shall have twenty (20) days to review such plan and provide any reasonable objections to Landlord if such proposed relocation or alteration does not comply with any applicable permit issued to Tenant. If Tenant so objects, Tenant and Landlord will work cooperatively on reasonable measures to address such noncompliance. In addition, Landlord agrees to cooperate with Tenant to provide such non-confidential information related to such storm drains as may be required by applicable Governmental Authorities.

11. Utilities, Services.

Landlord shall provide, subject to the terms of this Section 11, water, electricity, gas, heat, light, power, telephone, sewer, other utilities (including fire sprinklers to the extent the Project is plumbed for such services) and, subject to Tenant’s right to hire its own vendors for refuse and trash collection and janitorial services for the Premises as provided below, collection of non-biological, non-chemical and non-hazardous refuse and trash and janitorial services for the Premises (collectively, “Utilities”). Tenant may elect upon 45 days’ prior written notice to Landlord, to hire its own vendors to maintain and service the mechanical, electrical and plumbing systems and equipment that exclusively serve the Premises; provided, however, that Landlord approves such vendors in advance, such approval not to be unreasonably withheld or delayed, and provided further that, upon request of Landlord at any time and from time to time, Tenant demonstrates to Landlord’s reasonable satisfaction that such mechanical, electrical and plumbing systems and equipment are being maintained in accordance with the manufacturer’s manual and instructions and applicable Legal Requirements. Tenant may elect upon 45 days’ prior written notice to Landlord, to hire its own vendors to provide janitorial services to the Premises, and in such event Tenant shall require such janitorial service provider to place non-biological, non-chemical and non-hazardous refuse and trash in the existing trash compactor serving the Project. Landlord shall pay, as Operating Expenses or subject to Tenant’s reimbursement obligation, for all Utilities used on the Premises, all maintenance charges for Utilities, and any storm sewer charges or other similar charges for Utilities imposed by any Governmental Authority or Utility provider, and any taxes, penalties, surcharges or similar charges thereon. Landlord may cause any Utilities to be separately submetered or metered or charged directly to Tenant by the provider. If Tenant requests such separate submetering or metering, or if such separate submetering or metering is required by Legal Requirements or regulations or order of a public utility first enacted or applicable to the Premises or Project after the Commencement Date, the cost of such separate submetering or metering shall be paid in full by Tenant, but if Landlord otherwise elects to install such separate submetering or metering after the Commencement Date, the cost shall be paid in full by Landlord and not as an Operating Expense. Tenant shall pay directly to the Utility provider, prior to delinquency, any separately metered Utilities and services which may be furnished to Tenant or the Premises during the Term. Tenant shall pay, as part of Operating Expenses, its share of all charges for jointly metered Utilities based upon consumption, as reasonably determined by Landlord; provided, however, that charges for water usage in the Premises will be allocated based on the Rentable Area of Premises as a share of that portion of the Rentable Area of Building occupied by other tenants, with equitable adjustment by Landlord based on the respective

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intensity of water usage by Tenant and other tenants, and charges for water usage and other expenses of the Shared Water Treatment System (as such term is defined below) will be allocated based on the Rentable Area of Premises as a share of the aggregate rentable areas of the premises of all tenants using the Shared Water Treatment System. No interruption or failure of Utilities, from any cause whatsoever, shall result in eviction or constructive eviction of Tenant, termination of this Lease or, except as otherwise provided in this Lease, the abatement of Rent. Tenant agrees to limit use of water and sewer with respect to Common Areas to normal restroom use.

Notwithstanding the foregoing, if (i) any Utilities are interrupted for more than five (5) consecutive days after written notice of such interruption is received by Landlord from Tenant, and (ii) such interruption is due solely and directly to Landlord’s negligent act or omission (which specifically does not include however, any causes which are a result of Force Majeure, or any failure on the part of a utility provider), and (iii) Landlord has not undertaken to commence within such 5-day period and diligently work to repair or restore the Utilities as soon as is reasonably possible (even though such repair or restoration may take longer than five (5) days), and (iv) as a result of such interruption, any portion or all of the Premises is rendered untenantable, then, upon the occurrence of all of the foregoing items (i) through (iv), Tenant’s payment of any Base Rent due hereunder shall be proportionately reduced or abated based upon the portion of the Premises rendered untenantable until such time as the interruption is remedied.

Landlord agrees to make available to Tenant, in common with other tenants entitled thereto, use of the water treatment system installed by Landlord in the portion of the Common Area shown on Exhibit A as the “RODI Space” (the “Shared Water Treatment System”). Landlord’s sole obligation for providing the Shared Water Treatment System shall be: (i) to provide a water treatment system manufactured by RODI Systems Corporation or a comparable manufacturer with such capacity as exists as of the Commencement Date, and (ii) to contract with a third party to maintain the Shared Water Treatment System as per the manufacturer’s standard maintenance guidelines. Landlord shall have no obligation to provide Tenant with an operational Shared Water Treatment System at all times or to supervise, oversee or confirm that the third party maintaining the Shared Water Treatment System is maintaining the Shared Water Treatment System as per the manufacturer’s standard guidelines or otherwise. During any period of replacement, repair or maintenance of the Shared Water Treatment System when such Shared Water Treatment System is not operational, including any delays thereto due to the inability to obtain parts or replacement equipment, Landlord shall have no obligation to provide Tenant with an alternative water treatment system. Tenant expressly acknowledges and agrees that Landlord does not guaranty that such Shared Water Treatment System will be operational at all times or that a water treatment system will be available to the Premises when needed. In no event shall Landlord be liable to Tenant or any other party for any damages of any type, whether actual or consequential, suffered by Tenant or any such other person in the event that the Shared Water Treatment System or any replacement thereof fails or does not operate sufficiently.

Landlord agrees to make available to Tenant from the emergency generator at the Building an amount of capacity of such emergency generator equal to Tenant’s Share multiplied by the capacity available in excess of the needs of the Building’s life safety systems, provided that Landlord’s obligation for either providing emergency generators or providing emergency back-up power to Tenant shall be: (i) to provide an emergency generator with not less than the stated capacity of the emergency generator located in the Building as of the Commencement Date, and (ii) to contract with a third party to maintain the emergency generators as per the manufacturer’s standard maintenance guidelines. Landlord shall have no obligation to provide Tenant with operational emergency generators or back-up power or to supervise, oversee or confirm that the third party maintaining the emergency generators is maintaining the generators as per the manufacturer’s standard guidelines or otherwise. During any period of replacement, repair or maintenance of the emergency generators when the emergency generators are not operational, including any delays thereto due to the inability to obtain parts or replacement equipment, Landlord shall have no obligation to provide Tenant with an alternative back-up generator or generators

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or alternative sources of back-up power. Tenant expressly acknowledges and agrees that Landlord does not guaranty that such emergency generators will be operational at all times or that emergency power will be available to the Premises when needed. In no event shall Landlord be liable to Tenant or any other party for any damages of any type, whether actual or consequential, suffered by Tenant or any such other person in the event that any emergency generator or back-up power or any replacement thereof fails or does not provide sufficient power.

12. Alterations and Tenant’s Property. Any alterations, additions, or improvements made to the Premises by or on behalf of Tenant, including additional locks or bolts of any kind or nature upon any doors or windows in the Premises, but excluding installation, removal or realignment of furniture systems (other than removal of furniture systems owned or paid for by Landlord) not involving any modifications to the structure or connections (other than by ordinary plugs or jacks) to Building Systems (as defined in Section 13) (“Alterations”) shall be subject to Landlord’s prior written consent, which may be given or withheld in Landlord’s sole discretion if any such Alteration affects the structure or Building Systems, but which shall otherwise not be unreasonably withheld or delayed. Tenant may construct nonstructural Alterations in the Premises without Landlord’s prior approval if the aggregate cost of all such work in any 12 month period does not exceed $50,000.00 (a “Notice-Only Alteration”), provided Tenant notifies Landlord in writing of such intended Notice-Only Alteration, and such notice shall be accompanied by plans, specifications, work contracts and such other information concerning the nature and cost of the Notice-Only Alteration as may be reasonably requested by Landlord, which notice and accompanying materials shall be delivered to Landlord not less than 15 business days in advance of any proposed construction. Such Notice-Only Alterations may include tie-ins in the Premises to the existing Building Systems. If Landlord approves any Alterations, Landlord may impose such conditions on Tenant in connection with the commencement, performance and completion of such Alterations as Landlord may deem appropriate in Landlord’s reasonable discretion. Any request for approval shall be in writing, delivered not less than 15 business days in advance of any proposed construction, and accompanied by plans, specifications, bid proposals, work contracts and such other information concerning the nature and cost of the alterations as may be reasonably requested by Landlord, including the identities and mailing addresses of all persons performing work or supplying materials. Landlord’s right to review plans and specifications and to monitor construction shall be solely for its own benefit, and Landlord shall have no duty to ensure that such plans and specifications or construction comply with applicable Legal Requirements. Tenant shall cause, at its sole cost and expense, all Alterations to comply with insurance requirements and with Legal Requirements and shall implement at its sole cost and expense any alteration or modification required by Legal Requirements as a result of any Alterations. Tenant shall pay to Landlord, as Additional Rent, on demand any reasonable third-party, out-of-pocket costs incurred by Landlord for plan review and review and inspection of the construction of Tenant’s Alterations. Before Tenant begins any Alteration, Landlord may post on and about the Premises notices of non-responsibility pursuant to applicable law. Tenant shall reimburse Landlord for, and indemnify and hold Landlord harmless from, any expense incurred by Landlord by reason of faulty work done by Tenant or its contractors, delays caused by such work, or inadequate cleanup.

Tenant shall provide (and cause each contractor or subcontractor to provide) certificates of insurance for workers’ compensation and other coverage in amounts and from an insurance company satisfactory to Landlord protecting Landlord against liability for personal injury or property damage during construction. Upon completion of any Alterations, Tenant shall deliver to Landlord: (i) final lien waivers from all contractors and subcontractors who did the work; and (ii) “as built” plans for any such Alteration.

Other than (i) the items, if any, listed on Exhibit F attached hereto, (ii) any items agreed by Landlord in writing to be included on Exhibit F in the future, and (iii) any trade fixtures, machinery, equipment and other personal property paid for directly by Tenant and not installed as part of Landlord’s Work under the Work Letter and which may be removed without material damage to the Premises, which damage shall be repaired (including capping or terminating utility hook-ups behind walls) by Tenant

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during the Term (collectively, “Tenant’s Property”), all property of any kind paid for as part of the Tenant Improvements, all Alterations, real property fixtures, built-in machinery and equipment, built-in casework and cabinets and other similar additions and improvements built into the Premises so as to become an integral part of the Premises such as fume hoods which penetrate the roof or plenum area, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, autoclaves, chillers, built-in plumbing, electrical and mechanical equipment and systems, and any power generator and transfer switch (collectively, “Installations”) shall be and shall remain the property of Landlord during the Term and following the expiration or earlier termination of the Term, shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with Section 28 following the expiration or earlier termination of this Lease; provided, however, that Landlord shall, at the time its approval of such Installation is requested, or within five (5) business days following Landlord’s receipt of Tenant’s written notice of a Notice-Only Alteration, notify Tenant in writing if it has elected to cause Tenant to remove such Installation upon the expiration or earlier termination of this Lease. If Landlord so elects, Tenant shall remove such Installation upon the expiration or earlier termination of this Lease and restore any damage caused by or occasioned as a result of such removal, including, when removing any of Tenant’s Property which was plumbed, wired or otherwise connected to any of the Building Systems, capping off all such connections behind the walls of the Premises and repairing any holes. During any such restoration period, Tenant shall pay Rent to Landlord as provided herein as if said space were otherwise occupied by Tenant.

13. Landlord’s Repairs. Landlord, as an Operating Expense to the extent permitted by Section 5 above, shall maintain all of the structural, exterior, interior walls of the Building outside of the Premises, parking and other Common Areas of the Project, including HVAC, plumbing, fire sprinklers and all other building systems serving the Premises and other portions of the Project (“Building Systems”), in good condition and repair, reasonable wear and tear and uninsured losses and damages directly caused by Tenant, or by any of Tenant’s agents, servants, employees, invitees and contractors (collectively, “Tenant Parties”) excluded. Landlord shall also use commercially reasonable efforts to keep the Building (outside of the Premises) and Common Areas free of rodents, insects and pests, provided, however, that the foregoing shall not apply to any animals or insects that may be brought onto the Premises by or for Tenant. Losses and damages caused by Tenant or any Tenant Party shall be repaired by Landlord, to the extent not covered by insurance, at Tenant’s sole cost and expense. Landlord reserves the right to stop Building Systems services when necessary (i) by reason of accident or emergency, or (ii) for planned repairs, alterations or improvements, which are, in the reasonable judgment of Landlord, desirable or necessary to be made, until said repairs, alterations or improvements shall have been completed. Landlord shall have no responsibility or liability for failure to supply Building Systems services during any such period of interruption; provided, however, that Landlord shall, except in case of emergency, make a commercially reasonable effort to give Tenant two (2) business days advance written notice of any planned stoppage of Building Systems services for routine maintenance, repairs, alterations or improvements. Written notice under this Section may be given to Tenant by email to Paul Mellett (pmellett@enanta.com) and Marjorie Eiref (meiref@enanta.com) simultaneously, and Landlord agrees to use reasonable efforts to minimize downtime of Building Systems or disruption to Tenant’s operations while such work is being performed. Landlord will work cooperatively with Tenant on the scheduling of planned work provided that the Landlord is not required to have such work performed on weekends, holidays or outside of normal business hours. Tenant shall use commercially reasonable efforts to give Landlord written notice of any repair required by Landlord pursuant to this Section, after which notice Landlord shall have a reasonable opportunity to effect such repair. Tenant shall not be deemed to be in default of its obligations under this Lease if Tenant fails to give Landlord notice of any repair required under this Section 13 (it being understood that written notice and an opportunity for Landlord to cure as set forth below in this Section 13 shall be required in order for Tenant to exercise Tenant’s Self Help Rights (as defined below in this Section 13). Landlord shall not be liable for any failure to make any repairs or to perform any maintenance unless such failure shall persist for an unreasonable time after

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Tenant’s written notice of the need for such repairs or maintenance. Tenant waives its rights under any state or local law to terminate this Lease or, except as otherwise expressly provided in this Section 13, to make such repairs at Landlord’s expense, and agrees that the parties’ respective rights with respect to such matters shall be solely as set forth herein. Repairs required as the result of fire, earthquake, flood, vandalism, war, or similar cause of damage or destruction shall be controlled by Section 18.

Notwithstanding the foregoing, if Landlord fails to perform a repair required pursuant to this Section 13, and such failure will immediately, materially and adversely affect Tenant’s ability to conduct its business in the Premises (a “Material Landlord Repair”), Tenant shall, as a condition to the exercise of Tenant’s Self Help Rights, give Landlord written notice of such claimed Material Landlord Repair and telephonic notice to Tenant’s principal contact with Landlord. Landlord shall then have five (5) business days to commence the cure of such claimed Material Landlord Repair and shall diligently prosecute such cure to completion. If such claimed Material Landlord Repair is not actually a default by Landlord hereunder, Landlord shall be entitled to recover from Tenant, as Additional Rent, any reasonable costs incurred by Landlord in connection with such cure in excess of the costs, if any, that Landlord would otherwise have been liable to pay hereunder. If Landlord fails to commence cure of any claimed Material Landlord Repair as provided above, Tenant may, after written notice to Landlord and Landlord’s failure to commence such repair within two (2) business days of receipt of such notice, commence and prosecute such cure to completion, and shall be entitled to recover the actual and reasonable out-of-pocket costs of such cure (but not any consequential or other damages) from Landlord, to the extent of Landlord’s obligation to cure such claimed Material Landlord Repair hereunder, subject to the terms and conditions of this Lease; provided, however, that Tenant agrees that the performance of such cure will have no adverse impact on the roof, structure or structural elements of the Building, on Building Systems or on other tenants (Tenant’s rights pursuant to this sentence are referred to herein as “Tenant’s Self Help Rights”).

14. Tenant’s Repairs. Subject to Section 13 hereof, Tenant, at its expense, shall repair, replace and maintain in good condition all portions of the Premises (excluding any structural elements, columns or members located within the Premises), including, without limitation, entries, doors, ceilings, interior windows, interior walls, and the interior side of demising walls. Tenant shall maintain the Premises free from rodents, insects and other pests as required pursuant to the Rules and Regulations attached hereto as Exhibit E. Should Tenant fail to make any such repair or replacement or fail to maintain the Premises, Landlord shall give Tenant notice of such failure. If Tenant fails to commence cure of such failure within 10 days of Landlord’s notice, and thereafter diligently prosecute such cure to completion, Landlord may perform such work and shall be reimbursed by Tenant within 10 days after demand therefor; provided, however, that if such failure by Tenant creates or could create an emergency, Landlord may immediately commence cure of such failure and shall thereafter be entitled to recover the costs of such cure from Tenant. Subject to Sections 17 and 18, Tenant shall bear the full uninsured cost of any repair or replacement to any part of the Project that results from damage caused by Tenant or any Tenant Party and any repair that benefits only the Premises.

15. Mechanic’s Liens. Tenant shall discharge, by bond or otherwise, any mechanic’s lien filed against the Premises or against the Project for work claimed to have been done for, or materials claimed to have been furnished to, Tenant within 10 business days after the filing thereof, at Tenant’s sole cost and shall otherwise keep the Premises and the Project free from any liens arising out of work performed, materials furnished or obligations incurred by Tenant. Should Tenant fail to discharge any lien described herein, Landlord shall have the right, but not the obligation, to pay such claim or post a bond or otherwise provide security to eliminate the lien as a claim against title to the Project and the cost thereof shall be immediately due from Tenant as Additional Rent. If Tenant shall lease or finance the acquisition of office equipment, furnishings, or other personal property of a removable nature utilized by Tenant in the operation of Tenant’s business, Tenant warrants that any Uniform Commercial Code Financing Statement filed as a matter of public record by any lessor or creditor of Tenant will upon its face or by exhibit thereto

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indicate that such Financing Statement is applicable only to removable personal property of Tenant located within the Premises. In no event shall the address of the Project be furnished on the statement without qualifying language as to applicability of the lien only to removable personal property, located in an identified suite held by Tenant.

16. Indemnification. Tenant hereby indemnifies and agrees to defend, save and hold Landlord and its officers, directors, employees, managers, agents, invitees and contractors (collectively, “Landlord Parties”) harmless from and against any and all Claims for injury or death to persons or damage to property occurring within or about the Premises, arising directly or indirectly from the use or occupancy of the Premises or a breach or default by Tenant in the performance of any of its obligations hereunder, unless caused solely by the willful misconduct or negligence of Landlord. Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further hereby irrevocably waives any and all Claims for injury to Tenant’s business or loss of income relating to any such damage or destruction of personal property (including, without limitation, any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any tenant in the Project or of any third party that is not hired by Landlord.

Landlord hereby indemnifies and agrees to defend, save and hold Tenant harmless from and against any and all Claims for injury or death to persons or damage to property occurring at the Project (outside of the Premises) to the extent caused by the willful misconduct or gross negligence of Landlord.

17. Insurance. Landlord shall maintain all risk property and, if applicable, sprinkler damage insurance, covering the full replacement cost of the Project, including those portions of the Tenant Improvements that do not constitute Tenant’s Property. Landlord shall further procure and maintain commercial general liability insurance with a single loss limit of not less than $2,000,000 for bodily injury and property damage with respect to the Project. Landlord may, but is not obligated to, maintain such other insurance and additional coverages as it may deem necessary, including, but not limited to, flood, environmental hazard and earthquake, loss or failure of building equipment, errors and omissions, rental loss during the period of repair or rebuilding, workers’ compensation insurance and fidelity bonds for employees employed to perform services and insurance for any improvements installed by Tenant or which are in addition to the standard improvements customarily furnished by Landlord without regard to whether or not such are made a part of the Project. All such insurance shall be included as part of the Operating Expenses. The Project may be included in a blanket policy (in which case the cost of such insurance allocable to the Project will be determined by Landlord based upon the insurer’s cost calculations). Tenant shall also reimburse Landlord for any increased premiums or additional insurance which any Mortgagee (as defined in Section 27) requires as a result of Tenant’s specific use of the Premises.

Tenant, at its sole cost and expense, shall maintain during the Term: all risk property insurance with business interruption and extra expense coverage, covering the full replacement cost of all property and improvements installed or placed in the Premises by Tenant at Tenant’s expense; workers’ compensation insurance with no less than the minimum limits required by law; employer’s liability insurance with such limits as required by law; and commercial general liability insurance, with a minimum limit of not less than $2,000,000 per occurrence for bodily injury and property damage with respect to the Premises and an umbrella liability insurance policy in an amount not less than $3,000,000 over the commercial general liability insurance limit. The commercial general liability insurance policy shall name Landlord, its officers, directors, employees and Alexandria Real Estate Equities, Inc. as additional insureds; insure on an occurrence and not a claims-made basis; be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class VIII in “Best’s Insurance Guide”; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing

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duplicate or similar coverage shall be deemed excess over Tenant’s policies). In addition, if and when the right of additional insureds or certificate holders to receive such written notification becomes commercially available, such commercial general liability insurance policy shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer. Certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured shall be delivered to Landlord by Tenant on or before the Commencement Date and upon each renewal of said insurance and at any time within 5 business days of a written request from Landlord. If Tenant receives or sends a notice of cancelation for nonpayment of premium of such commercial general liability insurance policy, Tenant shall notify Landlord in writing within 5 business days of Tenant’s receipt or sending of such notice of cancellation, a copy of which shall be included in the notice from Tenant. If Tenant operates in more than 2 locations other than the Premises, Tenant’s policy may be a “blanket policy” with an aggregate per location endorsement which specifically provides that the amount of insurance shall not be prejudiced by other losses covered by the policy. Tenant shall, at least 5 days prior to the expiration of such policies, furnish Landlord with renewal certificates.

In each instance where insurance is to name Landlord as an additional insured, Tenant shall upon written request of Landlord also designate and furnish certificates so evidencing Landlord as additional insured to: (i) any lender of Landlord holding a security interest in the Project or any portion thereof and any servicer in connection therewith, (ii) the landlord under any lease wherein Landlord is tenant of the real property on which the Project is located, if the interest of Landlord is or shall become that of a tenant under a ground or other underlying lease rather than that of a fee owner, and/or (iii) any management company retained by Landlord to manage the Project.

The property insurance obtained by Landlord and Tenant shall include a waiver of subrogation by the insurers and all rights based upon an assignment from its insured, against Landlord or Tenant, and their respective officers, directors, employees, managers, agents, invitees and contractors (“Related Parties”), in connection with any loss or damage thereby insured against. Notwithstanding anything to the contrary contained herein, neither party nor its respective Related Parties shall be liable to the other for loss or damage caused by any risk insured against under property insurance required to be maintained hereunder, and each party waives any claims against the other party, and its respective Related Parties, for such loss or damage. The failure of a party to insure its property shall not void this waiver. Landlord and its respective Related Parties shall not be liable for, and Tenant hereby waives all claims against such parties for, business interruption and losses occasioned thereby sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in or upon the Premises or the Project from any cause whatsoever. If the foregoing waivers shall contravene any law with respect to exculpatory agreements, the liability of Landlord or Tenant shall be deemed not released but shall be secondary to the other’s insurer.

Landlord may require insurance policy limits to be raised to conform with the reasonable requirements of Landlord’s lender or as Landlord reasonably determine are required by institutional lenders for tenants engaged in Tenant’s use of the Premises.

18. Restoration. If, at any time during the Term, the Project or the Premises are damaged or destroyed by a fire or other insured casualty, Landlord shall notify Tenant within 60 days after discovery of such damage as to the amount of time Landlord reasonably estimates it will take to restore the Project or the Premises, as applicable (the “Restoration Period”). If the Restoration Period is estimated to exceed ten (10) months (the “Maximum Restoration Period”), Landlord may, in such notice, elect to terminate this Lease as of the date that is 75 days after the date of discovery of such damage or destruction; provided, however, that notwithstanding Landlord’s election to restore, Tenant may elect to terminate this Lease by written notice to Landlord delivered within ten (10) business days of receipt of a notice from Landlord estimating a Restoration Period for the Premises longer than the

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Maximum Restoration Period. Unless Landlord or Tenant so elects to terminate this Lease by written notice to the other, Landlord shall, subject to receipt of sufficient insurance proceeds (with any deductible to be treated as a current Operating Expense), promptly restore the Premises to the condition of the Premises in which Landlord delivered the Premises (reasonable wear and tear excepted) and with such Installations or Alterations as are required pursuant to Section 12 to remain in the Premises upon surrender, provided that such restoration shall be subject to delays arising from the collection of insurance proceeds, from Force Majeure events or as needed to obtain any license, clearance or other authorization of any kind required to enter into and restore the Premises issued by any Governmental Authority having jurisdiction over the use, storage, handling, treatment, generation, release, disposal, removal or remediation of Hazardous Materials (as defined in Section 30) in, on or about the Premises (collectively referred to herein as “Hazardous Materials Clearances”); provided further, however, that if repair or restoration of the Premises is not substantially complete as of the end of the Maximum Restoration Period or, if longer, the Restoration Period, Landlord may, in its sole and absolute discretion, elect not to proceed with such repair and restoration, or Tenant may elect to terminate this Lease. In either case, each party shall provide by written notice to the other delivered within five (5) business days of the expiration of the Maximum Restoration Period or, if longer, the Restoration Period, if such party elects to terminate this Lease, in which event Landlord shall be relieved of its obligation to make such repairs or restoration and this Lease shall terminate as of the date that is 75 days after the later of: (i) discovery of such damage or destruction, or (ii) the date all required Hazardous Materials Clearances are obtained, but Landlord shall retain any Rent paid and the right to any Rent payable by Tenant prior to such election by Landlord or Tenant.

If this Lease is not terminated as provided in this Section 18, Tenant, at its expense, shall promptly perform, subject to Tenant’s receipt of sufficient insurance proceeds and delays arising from the collection of insurance proceeds, from Force Majeure (as defined in Section 34) events or from obtaining Hazardous Material Clearances, all repairs or restoration to the Premises that Tenant deems necessary or desirable, subject to applicable Legal Requirements and shall promptly re-enter the Premises and commence doing business in accordance with this Lease. Notwithstanding the foregoing, Landlord or Tenant may terminate this Lease if the Premises are damaged during the last one (1) year of the Term and either Landlord or Tenant reasonably estimates that it will take more than two (2) months to repair such damage, or if insurance proceeds are not available for such restoration. Rent shall be abated from the date all required Hazardous Material Clearances are obtained until the Premises are repaired and restored, in the proportion which the area of the Premises, if any, which is not usable by Tenant bears to the total area of the Premises, unless Landlord provides Tenant with other space during the period of repair that is suitable for the temporary conduct of Tenant’s business. Such abatement shall be the sole remedy of Tenant, and except as provided in this Section 18, Tenant waives any right to terminate the Lease by reason of damage or casualty loss.

The provisions of this Lease, including this Section 18, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises, or any other portion of the Project, and any statute or regulation which is now or may hereafter be in effect shall have no application to this Lease or any damage or destruction to all or any part of the Premises or any other portion of the Project, the parties hereto expressly agreeing that this Section 18 sets forth their entire understanding and agreement with respect to such matters.

19. Condemnation. If the whole or any material part of the Premises or the Project, or access thereto, is taken for any public or quasi-public use under governmental law, ordinance, or regulation, or by right of eminent domain, or by private purchase in lieu thereof (a “Taking” or “Taken”), and the Taking would in Landlord’s reasonable judgment either prevent or materially interfere with Tenant’s use of the Premises or materially interfere with or impair Landlord’s ownership or operation of the Project, then upon written notice by Landlord this Lease shall terminate and Rent shall be apportioned as of said date. If part of the Premises shall be Taken, and this Lease is not terminated as provided

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above, Landlord shall promptly restore the Premises and the Project as nearly as is commercially reasonable under the circumstances to their condition prior to such partial Taking and the rentable square footage of the Building, the rentable square footage of the Premises, Tenant’s Share of Operating Expenses and the Rent payable hereunder during the unexpired Term shall be reduced to such extent as may be fair and reasonable under the circumstances. Upon any such Taking, Landlord shall be entitled to receive the entire price or award from any such Taking without any payment to Tenant, and Tenant hereby assigns to Landlord Tenant’s interest, if any, in such award. Tenant shall have the right, to the extent that same shall not diminish Landlord’s award, to make a separate claim against the condemning authority (but not Landlord) for such compensation as may be separately awarded or recoverable by Tenant for moving expenses and damage to Tenant’s trade fixtures, if a separate award for such items is made to Tenant. Tenant hereby waives any and all rights it might otherwise have pursuant to any provision of state law to terminate this Lease upon a partial Taking of the Premises or the Project.

20. Events of Default. Each of the following events shall be a substantial default (“Default”) by Tenant under this Lease:

(a) Payment Defaults. Tenant shall fail to pay any installment of Rent or any other payment hereunder when due; provided, however, that Landlord will give Tenant notice and an opportunity to cure any failure to pay Rent within three (3) business days of any such notice not more than twice in any twelve (12) month period and Tenant agrees that such notice shall be in lieu of and not in addition to, or shall be deemed to be, any notice required by law.

(b) Insurance. Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed, or Tenant or Landlord shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage, or Tenant shall fail to notify Landlord in writing within the time period required in Section 17 of Tenant’s receipt or sending of a notice of cancellation of the commercial general liability insurance policy for nonpayment of premium and Tenant shall fail to obtain replacement insurance meeting the requirements of Section 17 at least 20 days before the expiration of the current coverage, or Tenant shall fail to provide Landlord with a certificate of insurance as required in Section 17.

(c) Abandonment. Tenant abandons the Premises without complying with the requirements of the last paragraph of Section 7 within the time periods set forth in such last paragraph of Section 7 and fails to commence the cure of such noncompliance within ten (10) days of written notice from Landlord and diligently prosecute such cure to completion within thirty (30) days of such written notice from Landlord, provided, however, that the cure period set forth in this Section 20(c) shall not apply to any failure to pay Rent (for which any applicable cure period is set forth in Section 20(a)).

(d) Improper Transfer. Tenant shall assign, sublease or otherwise transfer or attempt to transfer all or any portion of Tenant’s interest in this Lease or the Premises except as expressly permitted herein, or Tenant’s interest in this Lease shall be attached, executed upon, or otherwise judicially seized and such action is not released within 90 days of the action.

(e) Liens. Tenant shall fail to discharge or otherwise obtain the release of any lien placed upon the Premises in violation of this Lease within the time period set forth in Section 12 of this Lease.

(f) Insolvency Events. Tenant or any guarantor or surety of Tenant’s obligations hereunder shall: (A) make a general assignment for the benefit of creditors; (B) commence any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation,

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dissolution or composition of it or its debts or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or of any substantial part of its property (collectively a “Proceeding for Relief”); (C) become the subject of any Proceeding for Relief which is not dismissed within 90 days of its filing or entry; or (D) die or suffer a legal disability (if Tenant, guarantor, or surety is an individual) or be dissolved or otherwise fail to maintain its legal existence (if Tenant, guarantor or surety is a corporation, partnership or other entity).

(g) Estoppel Certificate or Subordination Agreement. Tenant fails to execute any document required from Tenant under Sections 23 or 27 within 5 days after a second notice requesting such document.

(h) Other Defaults. Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this Section 20, and, except as otherwise expressly provided herein, such failure shall continue for a period of thirty (30) days after written notice thereof from Landlord to Tenant.

Any notice given under Section 20(h) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or a termination of this Lease unless Landlord elects otherwise in such notice; provided that if the nature of Tenant’s default pursuant to Section 20(h) is such that it cannot be cured by the payment of money and reasonably requires more than thirty (30) days to cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said thirty (30) day period and thereafter diligently prosecutes the same to completion; provided, however, that such cure shall be completed no later than forty-five (45) days from the date of Landlord’s notice.

21. Landlord’s Remedies.

(a) Payment By Landlord; Interest. Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the “Default Rate”), whichever is less, shall be payable to Landlord on demand as additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant’s Default hereunder.

(b) Late Payment Rent. Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any Mortgage covering the Premises. Therefore, if any installment of Rent due from Tenant is not received by Landlord within 7 business days after the date such payment is due, Tenant shall pay to Landlord an additional sum of 3% of the overdue Rent as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the late charge, Rent not paid when due shall bear interest at the Default Rate from the 5th day after the date due until paid.

(c) Remedies. Upon and during the continuance of a Default, Landlord, at its option, without further notice or demand to Tenant, shall have in addition to all other rights and remedies provided in this Lease, at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever. No cure in whole or in part of such Default by Tenant after Landlord has taken any action beyond giving

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Tenant notice of such Default to pursue any remedy provided for herein (including retaining counsel to file an action or otherwise pursue any remedies) shall in any way affect Landlord’s right to pursue such remedy or any other remedy provided Landlord herein or under law or in equity, unless Landlord, in its sole discretion, elects to waive such Default.

(i) This Lease and the Term and estate hereby granted are subject to the limitation that whenever a Default shall have happened and be continuing, Landlord shall have the right, at its election, then or thereafter while any such Default shall continue and notwithstanding the fact that Landlord may have some other remedy hereunder or at law or in equity, to give Tenant written notice of Landlord’s intention to terminate this Lease on a date specified in such notice, which date shall be not less than 5 days after the giving of such notice, and upon the date so specified, this Lease and the estate hereby granted shall expire and terminate with the same force and effect as if the date specified in such notice were the date hereinbefore fixed for the expiration of this Lease, and all right of Tenant hereunder shall expire and terminate, and Tenant shall be liable as hereinafter in this Section 21(c) provided. If any such notice is given, Landlord shall have, on such date so specified, the right of re-entry and possession of the Premises and the right to remove all persons and property therefrom and to store such property in a warehouse or elsewhere at the risk and expense, and for the account, of Tenant. Should Landlord elect to re-enter as herein provided or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may from time to time re-let the Premises or any part thereof for such term or terms and at such rental or rentals and upon such terms and conditions as Landlord may deem advisable, with the right to make commercially reasonable alterations in and repairs to the Premises.

(ii) In the event of any termination of this Lease as in this Section 21 provided or as required or permitted by law or in equity, Tenant shall forthwith quit and surrender the Premises to Landlord, and Landlord may, without further notice, enter upon, re-enter, possess and repossess the same by summary proceedings, ejectment or otherwise, and again have, repossess and enjoy the same as if this Lease had not been made, and in any such event Tenant and no person claiming through or under Tenant by virtue of any law or an order of any court shall be entitled to possession or to remain in possession of the Premises. Landlord, at its option, notwithstanding any other provision of this Lease, shall be entitled to recover from Tenant, as and for liquidated damages, the sum of;

(A) all Base Rent, Additional Rent and other amounts payable by Tenant hereunder then due or accrued and unpaid: and

(B) the amount equal to the aggregate of all unpaid Base Rent and Additional Rent which would have been payable if this Lease had not been terminated prior to the end of the Term then in effect, discounted to its then present value in accordance with accepted financial practice using a rate of 5% per annum, for loss of the bargain; and

(C) all other damages and expenses (including attorneys’ fees and expenses), if any, which Landlord shall have sustained by reason of the breach of any provision of this Lease; less

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(D) the net proceeds of any re-letting actually received by Landlord and (ii) the amount of damages which Tenant proves could have been avoided had Landlord taken reasonable steps to mitigate its damages.

(iii) Nothing herein contained shall limit or prejudice the right of Landlord, in any bankruptcy or insolvency proceeding, to prove for and obtain as liquidated damages by reason of such termination an amount equal to the maximum allowed by any bankruptcy or insolvency proceedings, or to prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law whether such amount shall be greater or less than the excess referred to above.

(iv) Nothing in this Section 21 shall be deemed to affect the right of either party to indemnifications pursuant to this Lease.

(v) If Landlord terminates this Lease upon the occurrence of a Default, Tenant will quit and surrender the Premises to Landlord or its agents, and Landlord may, without further notice, enter upon, re-enter and repossess the Premises by summary proceedings, ejectment or otherwise. The words “enter”, “re-enter”, and “re-entry” are not restricted to their technical legal meanings.

(vi) If either party shall be in default in the observance or performance of any provision of this Lease, and an action shall be brought for the enforcement thereof in which it shall be determined that such party was in default, the party in default shall pay to the other all fees, costs and other expenses which may become payable as a result thereof or in connection therewith, including attorneys’ fees and expenses.

(vii) If Tenant shall default in the keeping, observance or performance of any covenant, agreement, term, provision or condition herein contained, Landlord, without thereby waiving such default, may perform the same for the account and at the expense of Tenant (a) immediately or at any time thereafter and without notice in the case of emergency or in case such default will result in a violation of any legal or insurance requirements, or in the imposition of any lien against all or any portion of the Premises, and (b) in any other case if such default continues after any applicable cure period provided in Section 21. All reasonable costs and expenses incurred by Landlord in connection with any such performance by it for the account of Tenant and also all reasonable costs and expenses, including attorneys’ fees and disbursements incurred by Landlord in any action or proceeding (including any summary dispossess proceeding) brought by Landlord to enforce any obligation of Tenant under this Lease and/or right of Landlord in or to the Premises, shall be paid by Tenant to Landlord within 10 days after demand.

(viii) Independent of the exercise of any other remedy of Landlord hereunder or under applicable law, in the event that Landlord terminates this Lease or if there is a Default relating to any obligations of Tenant under Section 30 or with respect to a Surrender Plan under Section 28, Landlord may conduct an environmental test of the Premises as generally described in Section 30(d), at Tenant’s expense.

(ix) In the event that Tenant is in breach or Default under this Lease, whether or not Landlord exercises its right to terminate or any other remedy, Tenant shall reimburse Landlord upon demand for any costs and expenses that Landlord may incur in connection with any such breach or Default, as provided in this Section 21(c). Such

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costs shall include legal fees and costs incurred for the negotiation of a settlement, enforcement of rights or otherwise. Tenant shall also indemnify Landlord against and hold Landlord harmless from all costs, expenses, demands and liability, including without limitation, legal fees and costs Landlord shall incur if Landlord shall become or be made a party to any claim or action instituted by Tenant against any third party, or by any third party against Tenant, or by or against any person holding any interest under or using the Premises by license of or agreement with Tenant.

(x) Except as otherwise provided in this Section 21, no right or remedy herein conferred upon or reserved to Landlord is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to any other legal or equitable right or remedy given hereunder, or now or hereafter existing. No waiver of any provision of this Lease shall be deemed to have been made unless expressly so made in writing. Landlord shall be entitled, to the extent permitted by law, to seek injunctive relief in case of the violation, or attempted or threatened violation, of any provision of this Lease, or to seek a decree compelling observance or performance of any provision of this Lease, or to seek any other legal or equitable remedy.

22. Assignment and Subletting.

(a) General Prohibition. Without Landlord’s prior written consent subject to and on the conditions described in this Section 22, Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect. If Tenant is a corporation, partnership or limited liability company, the shares or other ownership interests thereof which are not actively traded upon a stock exchange or in the over-the-counter market, a transfer or series of transfers whereby 50.1% or more of the issued and outstanding shares or other ownership interests of such corporation are, or voting control is, transferred (but excepting transfers upon deaths of individual owners) from a person or persons or entity or entities which were owners thereof at time of execution of this Lease to persons or entities who were not owners of shares or other ownership interests of the corporation, partnership or limited liability company at time of execution of this Lease, shall be deemed an assignment of this Lease requiring the consent of Landlord as provided in this Section 22. Notwithstanding the provisions of Sections 22(a) and (b) of this Lease, Tenant shall have the right to obtain financing from institutional investors (including venture capital funding and corporate partners), provided that Tenant notifies Landlord in writing of such financing, or undergo a public offering which results in a change in control of Tenant without such change of control constituting an assignment under this Section 22, and:

(i) Landlord’s consent to an assignment of this Lease or a subletting of any portion of the Premises to any entity controlling, controlled by or under common control with Tenant shall not be required, provided that Landlord shall have the right to approve the form of any such sublease or assignment; and

(ii) Tenant shall have the right to assign this Lease, without obtaining Landlord’s prior written consent, to a corporation or other entity which is a successor-in-interest to Tenant, by way of merger, consolidation or corporate reorganization, or by the purchase of all or substantially all of the assets or the ownership interests of Tenant provided that (i) such merger or consolidation, or such acquisition or assumption, as the case may be, is for a good business purpose and not principally for the purpose of transferring the Lease, and (ii) the net worth (as determined in accordance with GAAP (as defined in Section 5)) of the assignee is not less than the net worth (as determined in accordance with GAAP) of Tenant as of the date of Tenant’s most current quarterly or

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annual financial statements, and (iii) such assignee shall agree in writing to assume all of the terms, covenants and conditions of this Lease arising after the effective date of the assignment (the assignment and subletting described in Section 22(b)(i) and (ii) are referred to in this Lease as a “Permitted Assignment” and the assignee under a Permitted Assignment is referred to as “Permitted Assignee”). Tenant shall provide Landlord with notice of any such Permitted Assignment, together with a copy of the assignment and assumption agreement within 10 business days of the effective date of such assignment.

(b) Permitted Transfers. If Tenant desires to assign, sublease, hypothecate or otherwise transfer this Lease or sublet all or a portion of the Premises, other than pursuant to a Permitted Assignment, then at least 15 business days before the date Tenant desires the assignment or sublease to be effective (the “Assignment Date”), Tenant shall give Landlord a notice (the “Assignment Notice”) containing such information about the proposed assignee or sublessee, including the proposed use of the Premises and any Hazardous Materials proposed to be used, stored handled, treated, generated in or released or disposed of from the Premises, the Assignment Date, any relationship between Tenant and the proposed assignee or sublessee, and all material terms and conditions of the proposed assignment or sublease, including a copy of any proposed assignment or sublease in its final form, and such other information as Landlord may deem reasonably necessary or appropriate to its consideration whether to grant its consent. Landlord may, by giving written notice to Tenant within 10 business days after receipt of the Assignment Notice:

(i) grant such consent,

(ii) refuse such consent, in its reasonable discretion, to any proposed assignment or subletting (provided that in the case of a proposed sublease Landlord shall further have the right to review and approve or disapprove the proposed form of sublease prior to the effective date of any such subletting), or

(iii) if the proposed subletting concerns more than 50% of the Premises and is for the remainder of the Term, terminate this Lease with respect to the space described in the Assignment Notice as of the Assignment Date (an “Assignment Termination”).

If Landlord delivers notice of its election to exercise an Assignment Termination, Tenant shall have the right to withdraw such Assignment Notice by written notice to Landlord of such election within 5 business days after Landlord’s notice electing to exercise the Assignment Termination. If Tenant withdraws such Assignment Notice, this Lease shall continue in full force and effect. If Tenant does not withdraw such Assignment Notice, this Lease, and the term and estate herein granted, shall terminate as of the Assignment Date with respect to the space described in such Assignment Notice. No failure of Landlord to exercise any such option to terminate this Lease, or to deliver a timely notice in response to the Assignment Notice, shall be deemed to be Landlord’s consent to the proposed assignment, sublease or other transfer.

Notwithstanding the foregoing, and subject to the provisions of Section 22(f) below, it shall be reasonable for Landlord to withhold its consent to a subletting for any of the following reasons: (1) Landlord determines that the proposed subtenant lacks the creditworthiness to support the financial obligations it will incur under the proposed sublease; (2) in Landlord’s judgment, the business reputation of the proposed subtenant is objectionable; (3) Landlord has experienced previous defaults by or is in litigation with the proposed subtenant; (4) Landlord determines that the use of the Premises by the proposed subtenant is controversial or will violate any applicable Legal Requirement; or (5) the subletting is prohibited in writing by Landlord’s lender, if any. Tenant shall reimburse Landlord, within 30 days of

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invoice, for the actual out-of-pocket costs incurred by Landlord in connection with any Assignment Notice and/or its preparation or review of any consent documents, up to One Thousand Five Hundred Dollars ($1,500).

(c) Additional Conditions. As a condition to any such assignment or subletting, whether or not Landlord’s consent is required, Landlord may require:

(i) that any assignee or subtenant agree, in writing at the time of such assignment or subletting, that if Landlord gives such party notice that Tenant is in default under this Lease, such party shall thereafter make all payments otherwise due Tenant directly to Landlord, which payments will be received by Landlord without any liability except to credit such payment against those due under the Lease, and any such third party shall agree to attorn to Landlord or its successors and assigns should this Lease be terminated for any reason; provided, however, in no event shall Landlord or its successors or assigns be obligated to accept such attornment; and

(ii) copies of any permits and approvals issued to the proposed assignee or sublessee with respect to its then-current location by any Governmental Authority (including without limitation the applicable Fire Department) that relate to the proposed assignee’s or sublessee’s use or storage of any Hazardous Materials. Upon request, the proposed assignee or sublessee shall provide copies of any permits and approvals from Governmental Authorities (including without limitation the Watertown Fire Department), or any applications therefore, related to Hazardous Materials that may be used, generated or stored by the proposed assignee or sublessee in the Premises. Neither Tenant nor any such proposed assignee or subtenant is required, however, to provide Landlord with any portion(s) of the such documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities.

(d) No Release of Tenant, Sharing of Excess Rents. Notwithstanding any assignment or subletting, Tenant and any guarantor or surety of Tenant’s obligations under this Lease shall at all times remain fully and primarily responsible and liable for the payment of Rent and for compliance with all of Tenant’s other obligations under this Lease. If the rent or other consideration paid by a sublessee or assignee exceeds the rental payable under this Lease (excluding, however, any Rent payable under this Section and after first deducting Tenant’s actual and reasonable out-of-pocket brokerage fees, legal costs, free rent required pursuant to such sublease, design or construction fees for leasehold improvements directly related to and required pursuant to such sublease and the costs of any leasehold improvements to the Premises that were paid for directly by Tenant) (“Excess Rent”), then Tenant shall be bound and obligated to pay Landlord as Additional Rent hereunder 50% of such Excess Rent within 30 days following receipt thereof by Tenant. If Tenant shall sublet the Premises or any part thereof, Tenant hereby assigns to Landlord, effective as of the date of any termination of this Lease by Landlord for a Default by Tenant, all rent from any such subletting, and following such termination Landlord as assignee, may collect such rent and apply it toward Tenant’s obligations under this Lease.

(e) No Waiver. The consent by Landlord to an assignment or subletting shall not relieve Tenant or any assignees of this Lease or any sublessees of the Premises from obtaining the consent of Landlord to any further assignment or subletting nor shall it release Tenant or any assignee of Tenant from full and primary liability under the Lease or any sublessee from complying with the terms and conditions of this Lease. The acceptance of Rent hereunder, or the acceptance of performance of any other term, covenant, or condition thereof, from any other person or entity shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to any subletting, assignment or other transfer of the Premises.

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(f) Prior Conduct of Proposed Transferee. Notwithstanding any other provision of this Section 22, if (i) the proposed assignee or sublessee of Tenant has been required by any prior landlord, lender or Governmental Authority to take remedial action in connection with Hazardous Materials contaminating a property, where the contamination resulted from such party’s action or use of the property in question, (ii) the proposed assignee or sublessee is subject to an enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority), or (iii) because of the existence of a pre-existing environmental condition in the vicinity of or underlying the Project, the reasonable risk that Landlord would be targeted as a responsible party in connection with the remediation of such pre-existing environmental condition would be materially increased or exacerbated by the proposed use of Hazardous Materials by such proposed assignee or sublessee, Landlord shall have the absolute right to refuse to consent to any assignment or subletting to any such party.

23. Estoppel Certificate. Tenant shall, within 10 business days of written notice from Landlord, which notice shall include the proposed form of estoppel certificate, execute, acknowledge and deliver a statement in writing in any form reasonably requested by a proposed lender or purchaser, (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease as so modified is in full force and effect) and the dates to which the rental and other charges are paid in advance, if any, (ii) acknowledging that there are not any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed, and (iii) setting forth such further information with respect to the status of this Lease or the Premises as may be requested thereon. Any such statement may be relied upon by any prospective purchaser or encumbrancer of all or any portion of the real property of which the Premises are a part.

24. Quiet Enjoyment. So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

25. Prorations. All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year and 30 day months.

26. Rules and Regulations. Tenant shall, at all times during the Term and any extension thereof, comply with all reasonable rules and regulations at any time or from time to time established by Landlord covering use of the Premises and the Project. The current rules and regulations are attached hereto as Exhibit E. If there is any conflict between said rules and regulations and other provisions of this Lease, the terms and provisions of this Lease shall control. Landlord shall not have any liability or obligation for the breach of any rules or regulations by other tenants in the Project and shall not enforce such rules and regulations in a discriminatory manner.

27. Subordination. Provided that the Holder of any Mortgage (as each such term is defined below) of the Project executes and delivers to Tenant a subordination, non-disturbance and attornment agreement as set forth herein, this Lease and Tenant’s interest and rights hereunder are hereby made and shall be subject and subordinate at all times to the lien of any Mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant; provided, however that so long as there is no Default hereunder, Tenant’s right to possession of the Premises shall not be disturbed by the Holder of any such Mortgage. Tenant agrees to attorn to any such Holder. Tenant agrees upon demand to execute, acknowledge and deliver such instruments, confirming such subordination, and such instruments of attornment as shall be requested by any such Holder, provided any such instruments contain appropriate

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non-disturbance provisions assuring Tenant’s quiet enjoyment of the Premises as set forth in Section 24 hereof. Landlord shall obtain for Tenant from any future Holders of any Mortgage on the Project such Holder’s subordination, non-disturbance agreement in form and substance reasonably acceptable to Tenant. Notwithstanding the foregoing, any such Holder may at any time subordinate its Mortgage to this Lease, without Tenant’s consent, by notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such Mortgage without regard to their respective dates of execution, delivery or recording and in that event such Holder shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution, delivery and recording of such Mortgage and had been assigned to such Holder. The term “Mortgage” whenever used in this Lease shall be deemed to include deeds of trust, security assignments, ground leases or other superior leases and any other encumbrances, and any reference to the “Holder” of a Mortgage shall be deemed to include the beneficiary under a deed of trust.

28. Surrender. Upon the expiration of the Term or earlier termination of Tenant’s right of possession, Tenant shall surrender the Premises to Landlord in the same condition as received, subject to any Alterations or Installations permitted by Landlord to remain in the Premises, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises by any person other than a Landlord Party (collectively, “Tenant HazMat Operations”) and released of all Hazardous Materials Clearances, broom clean, ordinary wear and tear and casualty loss and condemnation covered by Sections 18 and 19 excepted. At least 3 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any Governmental Authority) to be taken by Tenant in order to surrender the Premises (including any Installations permitted by Landlord to remain in the Premises) at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the “Surrender Plan”). Such Surrender Plan shall be accompanied by a current listing of all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and Landlord and Environ International Corp. (or such other nationally recognized environmental consulting firm retained by Landlord and approved by Tenant, which approval shall not be unreasonably withheld, conditioned or delayed) shall have access at the Premises during regular business hours to all of Tenant’s files and records relating to Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises; provided, however, that Tenant may redact confidential information of Tenant and shall not be required to give Landlord access to confidential information of Tenant that may be contained in such files as long as, in either case, Tenant provides Landlord with access to non-confidential files containing the same information relating to Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises as is contained in such redacted or confidential information. Such access shall be subject to the applicable requirements of Section 32. Such Surrender Plan shall be subject to the review and approval of Landlord’s environmental consultant. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall make available to Landlord or its consultant at the Premises during regular business hours such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall reasonably request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant’s expense as set forth below, to cause Landlord’s environmental consultant to inspect the Premises and perform such additional procedures as may be reasonably necessary for Tenant to deliver the Premises, as of the effective date of such surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual out-of pocket expense incurred by Landlord for Landlord’s environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same, which cost shall not exceed $5,000. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord’s environmental consultant with respect to the surrender of the Premises to third parties.

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If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, and such failure continues beyond ten (10) days after Landlord provides written notice of such failure to Tenant, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this Section 28.

Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant. If any such access card or key is lost, Tenant shall pay to Landlord, at Landlord’s election, either the cost of replacing such lost access card or key or the cost of reprogramming the access security system in which such access card was used or changing the lock or locks opened by such lost key. Any Tenant’s Property, Alterations and property not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant’s expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord’s retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of Tenant under Section 30 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

29. Waiver of Jury Trial. TENANT AND LANDLORD WAIVE ANY RIGHT TO TRIAL BY JURY OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LANDLORD AND TENANT ARISING OUT OF THIS LEASE OR ANY OTHER INSTRUMENT, DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO.

30. Environmental Requirements.

(a) Prohibition/Compliance/Indemnity. Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord’s employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), expenses (including, without limitation, attorneys’, consultants’ and experts’ fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, “Environmental Claims”) which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment,

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remedial, removal, or restoration work required by any federal, state or local Governmental Authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that Landlord’s approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises. Notwithstanding anything to the contrary contained in this Section 30(a), the indemnification and hold harmless obligation set forth in this paragraph shall not apply to contamination in the Premises that Tenant can show to Landlord’s reasonable satisfaction was caused solely by Landlord or any of Landlord’s employees, agents and contractors or existed in the Premises prior to the Commencement Date, except in any case to the extent Tenant and/or any of the Tenant Parties have exacerbated or contributed to such contamination. In addition, with respect to Hazardous Materials on the Project but outside of the Premises, if a release of Hazardous Materials by another tenant of the Project (“Other Tenant”) or by any of such tenant’s agents, employees, invitees or contractors (together with any Other Tenant, collectively, “Other Tenant Parties”; individually, an “Other Tenant Party”) is alleged to be a violation of Environmental Requirements herein, Landlord shall cause such release to be evaluated by a qualified third party environmental professional to determine whether Tenant or an Other Tenant Party is the cause of the release or violation, and Landlord and Tenant shall have recourse only to the Other Tenant or Other Tenant Party and Tenant shall have no responsibility for such release or violation to the extent such Other Tenant or Other Tenant Party is the cause of the release or other violation, as determined by such evaluation. Tenant agrees to cooperate with such third party environmental professional in its efforts to determine the cause of the release or violation, provided that such cooperation shall not require the disclosure of confidential information of Tenant unless Tenant and such third party environmental professional sign a mutually acceptable confidentiality agreement.

(b) Business. Landlord acknowledges that it is not the intent of this Section 30 to prohibit Tenant from using the Premises for the Permitted Use. Tenant may operate its business according to prudent industry practices so long as the use or presence of Hazardous Materials is strictly and properly monitored according to all then applicable Environmental Requirements. As a material inducement to Landlord to allow Tenant to use Hazardous Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date all permits and approvals issued by any Governmental Authority, including without limitation the Watertown Fire Department, that relate to Hazardous Materials and any applications for such permits or approvals. Upon request, Tenant shall provide copies of any permits and approvals related to any Hazardous Materials that may be used, generated or stored by Tenant in the Premises. Tenant shall also allow Landlord and its Environmental Consultant access to the Premises in order to inspect Tenant’s files and records with respect to filings Tenant has made with Governmental Authorities, including without limitation the Watertown Fire Department, with respect to Hazardous Materials used, generated or stored at the Premises, which access shall be subject to the applicable requirements of Section 32. Tenant is not required, however to provide Landlord with any portion(s) of such permits, approvals or filings containing information of a proprietary nature which, in and of itself does not contain a reference to any Hazardous Materials or hazardous activities. It is not the intent of this Section to provide Landlord with information which could be detrimental to Tenant’s business should such information become possessed by Tenant’s competitors.

(c) Tenant Representation and Warranty. Tenant hereby represents and warrants to Landlord that (i) neither Tenant nor any of its legal predecessors has been required by any prior landlord, lender or Governmental Authority at any time to take remedial action in connection with Hazardous Materials contaminating a property which contamination was permitted by Tenant of such

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predecessor or resulted from Tenant’s or such predecessor’s action or use of the property in question, and (ii) Tenant is not subject to any enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority). If Landlord determines that this representation and warranty was not true as of the date of this lease, Landlord shall have the right to terminate this Lease in Landlord’s sole and absolute discretion.

(d) Testing. Landlord shall have the right to conduct annual tests of the Premises to determine whether any contamination of the Premises or the Project of greater than a de minimis quantity has occurred as a result of Tenant’s use. Tenant shall be required to pay the reasonable, out-of-pocket cost of such annual test of the Premises, which cost shall not exceed Two Thousand Five Hundred Dollars ($2,500.00) annually; provided, however, that if Tenant conducts its own tests of the Premises using third party contractors and test procedures acceptable to Landlord which tests are certified to Landlord, Landlord shall accept such tests in lieu of the annual tests to be paid for by Tenant. Landlord shall provide to Tenant a copy of all reports resulting from tests paid for by Tenant. In addition, at any time, and from time to time, prior to the expiration or earlier termination of the Term, Landlord shall have the right to conduct appropriate tests of the Premises and the Project to determine if contamination has occurred as a result of Tenant’s use of the Premises. In connection with such testing, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such non-proprietary information concerning the use of Hazardous Materials in or about the Premises by Tenant or any Tenant Party. If contamination has occurred for which Tenant is liable under this Section 30, Tenant shall pay all costs to conduct such tests. If no such contamination is found, Landlord shall pay the costs of such tests (which shall not constitute an Operating Expense). Landlord shall provide Tenant with a copy of all third party, non-confidential reports and tests of the Premises made by or on behalf of Landlord during the Term without representation or warranty and subject to a confidentiality agreement. Also without representation or warranty and subject to Tenant’s obligation to keep same confidential, Landlord shall provide Tenant with a copy of the audit report entitled “Memorandum: Limited Tenant Exit Audit for Acusphere, Inc.” dated April 22, 2009 by Environ International Corp. Tenant shall, at its sole cost and expense, promptly and satisfactorily remediate any environmental conditions identified by such testing in accordance with all Environmental Requirements. Landlord’s receipt of or satisfaction with any environmental assessment in no way waives any rights which Landlord may have against Tenant.

(e) Underground Tanks. If underground or other storage tanks storing Hazardous Materials located on the Premises or the Project are used by Tenant or are hereafter placed on the Premises or the Project by Tenant, Tenant shall install, use, monitor, operate, maintain, upgrade and manage such storage tanks, maintain appropriate records, obtain and maintain appropriate insurance, implement reporting procedures, properly close any underground storage tanks, and take or cause to be taken all other actions necessary or required under applicable state and federal Legal Requirements, as such now exists or may hereafter be adopted or amended in connection with the installation, use, maintenance, management, operation, upgrading and closure of such storage tanks.

(f) Tenant’s Obligations. Tenant’s obligations under this Section 30 that arise during the Term of this Lease shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to pay the full Rent in accordance with this Lease for any portion of the Premises not relet by Landlord in Landlord’s sole discretion, which Rent shall be prorated daily.

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(g) Definitions. As used herein, the term “Environmental Requirements” means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders or other similar enactments of any Governmental Authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, including without limitation, the following: the Comprehensive Environmental Response, Compensation and Liability Act; the Resource Conservation and Recovery Act; and all state and local counterparts thereto, and any regulations or policies promulgated or issued thereunder. As used herein, the term “Hazardous Materials” means and includes any substance, material, waste, pollutant, or contaminant listed or defined as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the “operator” of Tenant’s “facility” and the “owner” of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

(h) Asbestos.

(i) Notification of Asbestos. Landlord hereby notifies Tenant of the presence of asbestos-containing materials (“ACMs”) and/or presumed asbestos-containing materials (“PACMs”) within or about the Premises in the locations identified in Exhibit G.

(ii) Tenant Acknowledgement. Tenant hereby acknowledges receipt of the notification in paragraph (i) of this Section 30 and understand that the purpose of such notification is to make Tenant, and any agents, employees, and contractors of Tenant, aware of the presence of ACMs and/or PACMs within or about the Building in order to avoid or minimize any damage to or disturbance of such ACMs and/or PACMs.

/s/ PJM	Tenant’s Initials

(iii) Acknowledgement from Contractors/Employees. Tenant shall give Landlord at least 14 days’ prior written notice before conducting, authorizing or permitting any of the activities listed below within or about the Premises, and before soliciting bids from any person to perform such services. Such notice shall identify or describe the proposed scope, location, date and time of such activities and the name, address and telephone number of each person who may be conducting such activities. Thereafter, Tenant shall grant Landlord reasonable access to the Premises to determine whether any ACMs or PACMs will be disturbed in connection with such activities. Tenant shall not solicit bids from any person for the performance of such activities without Landlord’s prior written approval. Upon Landlord’s request, Tenant shall deliver to Landlord a copy of a signed acknowledgement from any contractor, agent, or employee of Tenant acknowledging receipt of information describing the presence of ACMs and/or PACMs within or about the Premises in the locations identified in Exhibit G prior to the commencement of such activities. Nothing in this Section 30 shall be deemed to expand Tenant’s rights under the Lease or otherwise to conduct, authorize or permit any such activities.

(A) Removal of thermal system insulation (“TSI”) and surfacing ACMs and PACMs (i.e., sprayed-on or troweled-on material, e.g., textured ceiling paint or fireproofing material);

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(B) Removal of ACMs or PACMs that are not TSI or surfacing ACMs or PACMs; or

(C) Repair and maintenance of operations that are likely to disturb ACMs or PACMs.

31. Tenant’s Remedies/Limitation of Liability. Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure (unless such performance will, due to the nature of the obligation, require a period of time in excess of 30 days, then after such period of time as is reasonably necessary). Upon any default by Landlord, Tenant shall give notice by registered or certified mail to any Holder of a Mortgage covering the Premises and to any landlord of any lease of property in or on which the Premises are located and Tenant shall offer such Holder and/or landlord a reasonable opportunity to cure the default, including time to obtain possession of the Project by power of sale or a judicial action if such should prove necessary to effect a cure; provided Landlord shall have furnished to Tenant in writing the names and addresses of all such persons who are to receive such notices. All obligations of Landlord hereunder shall be construed as covenants, not conditions; and, except as may be otherwise expressly provided in this Lease, Tenant may not terminate this Lease for breach of Landlord’s obligations hereunder.

All obligations of Landlord under this Lease will be binding upon Landlord only during the period of its ownership of the Premises and not thereafter. The term “Landlord” in this Lease shall mean only the owner for the time being of the Premises. Upon the transfer by such owner of its interest in the Premises, such owner shall thereupon be released and discharged from all obligations of Landlord thereafter accruing, but such obligations shall be binding during the Term upon each new owner for the duration of such owner’s ownership.

32. Inspection and Access. Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises and to make such repairs as may be required or permitted pursuant to this Lease and for any other business purpose. Landlord and Landlord’s representatives may enter the Premises during business hours on not less than two (2) business days advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose, provided that Landlord and Landlord’s representatives shall comply with Tenant’s reasonable security and safety procedures upon entry to the Premises and use diligent efforts to keep confidential all proprietary and confidential information observed during such entry to the Premises. Landlord or Landlord’s representatives shall contact Tenant’s Operation Manager upon arrival to the Premises. Tenant shall at all times have the right to accompany Landlord and its agents, representatives, contractors and guests while the same are in the Premises. Landlord may erect a suitable sign on the Project, outside of or on the exterior of the Building, stating the Premises are available to let or that the Project is available for sale. Landlord may grant easements, make public dedications, designate Common Areas and create restrictions on or about the Premises, provided that no such easement, dedication, designation or restriction adversely affects Tenant’s use or occupancy of the Premises for the Permitted Use. At Landlord’s request, Tenant shall execute such instruments as may be necessary for such easements, dedications or restrictions.

33. Security. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely

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responsible for the personal safety of Tenant’s officers, employees, agents, contractors, guests and invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant’s cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

34. Force Majeure. Neither Landlord nor Tenant shall be responsible or liable for delays in the performance of its obligations hereunder when caused by, related to, or arising out of acts of God, strikes, lockouts, or other labor disputes, embargoes, quarantines, weather, national, regional, or local disasters, calamities, or catastrophes, inability to obtain labor or materials (or reasonable substitutes therefor) at reasonable costs or failure of, or inability to obtain, utilities necessary for performance, governmental restrictions, orders, limitations, regulations, or controls, national emergencies, delay in issuance or revocation of permits, enemy or hostile governmental action, terrorism, insurrection, riots, civil disturbance or commotion, fire or other casualty, and other causes or events beyond the reasonable control of Landlord (“Force Majeure”). Notwithstanding the foregoing, financial difficulty of Landlord or Tenant shall not be deemed to be Force Majeure and Force Majeure shall not apply to any obligation to pay money hereunder.

35. Brokers; Entire Agreement, Amendment. Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent or other person (collectively, “Broker”) in connection with this transaction and that no Broker brought about this transaction, other than Colliers International and Jones Lang Lasalle, to whom a commission in amount agreed by Landlord and such brokers shall be paid by Landlord pursuant to a separate agreement. Landlord and Tenant each hereby agrees to indemnify and hold the other harmless from and against any claims by any Broker, other than the broker, if any named in this Section 35, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction. This Lease constitutes the entire agreement between Landlord and Tenant pertaining to the lease of the Premises and supersedes all other agreements, whether oral or written, pertaining to the lease of the Premises, and no other agreements with respect thereto shall be effective. Any amendments or modifications of this Lease shall be in writing and signed by both Landlord and Tenant, and any other attempted amendment or modification of this Lease shall be void.

36. Limitation on Landlord’s Liability. NOTWITHSTANDING ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT TO THE CONTRARY: (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT’S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD’S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD’S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND (C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST ANY OF LANDLORD’S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD’S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT’S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

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37. Severability. If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby. It is also the intention of the parties to this Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable, there be added, as a part of this Lease, a clause or provision as similar in effect to such illegal, invalid or unenforceable clause or provision as shall be legal, valid and enforceable.

38. Signs; Exterior Appearance. Tenant shall not, without the prior written consent of Landlord, which may be granted or withheld in Landlord’s sole discretion: (i) attach any awnings, exterior lights, decorations, balloons, flags, pennants, banners, painting or other projection to any outside wall of the Project, (ii) coat or otherwise sunscreen the interior or exterior of any windows, or (iii) paint, affix or exhibit on any part of the Premises or the Project any signs, notices, window or door lettering, placards, decorations, or advertising media of any type which can be viewed from the exterior of the Premises, except for signs within the Premises as may be required by applicable Legal Requirements. Tenant shall not, without the prior written consent of Landlord, which may be granted or withheld in Landlord’s reasonable discretion: (a) use any curtains, blinds, shades or screens other than Landlord’s standard window coverings, provided that the color of such curtains, blinds, shades or screens visible from the exterior of the Building is uniform with Landlord’s standard window coverings, or (b) place any bottles, parcels, or other articles on the window sills of the Building. In addition to being subject to the prior written consent of Landlord as provided in this Section 38, all Tenant signage on the exterior of the Project or visible from the exterior of the Building shall be subject to applicable Legal Requirements, and, except for signs installed as part of Landlord’s Work, Tenant shall be solely responsible at its sole cost and expense for obtaining all permits and approvals as may be required for such signage pursuant to applicable Legal Requirements. Interior signs on doors at entrances to the Premises from the Common Areas and the directory tablet shall be inscribed, painted or affixed for Tenant by Landlord at the sole cost and expense of Tenant, and shall be of a size, color and type acceptable to Landlord. Nothing may be placed on the exterior of corridor walls or corridor doors other than Landlord’s standard lettering. The directory tablet shall be provided exclusively for the display of the name and location of tenants. Notwithstanding the foregoing, as part of the construction of Tenant Improvements, Landlord will provide and install such signs containing the name of Tenant and its logo as shown on Exhibit H at the main entrance of the Building and on the Building’s existing exterior monument sign along Arsenal Street, or a reasonably comparable replacement monument sign, as shown on the TI Construction Documents approved by Landlord (“Tenant’s Identification Signs”), provided that Tenant’s rights to such main entrance signage and monument sign shall be in common with one other tenant entitled thereto. The size, appearance, materials and manner of affixing such Tenant’s Identification Signs shall be consistent with other tenant signage at the Building.

39. Right to Extend Term. Tenant shall have the right to extend the Term of the Lease upon the following terms and conditions:

(a) Extension Rights. Tenant shall have one (1) right (the “Extension Right”) to extend the term of this Lease for five (5) years (the “Extension Term”) on the same terms and conditions as this Lease (other than Base Rent) by giving Landlord written notice of its election to exercise the Extension Right at least nine (9) months prior, and no earlier than twelve (12) months prior, to the expiration of the Base Term of the Lease. Upon the commencement of the Extension Term, Base Rent shall be payable at the Market Rate (as defined below). Base Rent shall thereafter be adjusted on each annual anniversary of the commencement of such Extension Term by a percentage as determined by Landlord and agreed to by Tenant at the time the Market Rate is determined. As used herein, “Market Rate” shall mean the then market rental rate for space for both laboratory and office use in the

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Watertown, Lexington and Waltham, Massachusetts market (the “Surrounding Area Market”), which space is of comparable location, age, quality and level of finish as the Premises, as such Market Rate is determined by Landlord and agreed to by Tenant. If, on or before the date which is 210 days prior to the expiration of the Base Term of this Lease Tenant has not agreed with Landlord’s determination of the Market Rate and the rent escalations during such subsequent Extension Term after negotiating in good faith, Tenant may, by written notice delivered to Landlord not later than 200 days prior to the expiration of the Base Term of this Lease, elect arbitration as described below in this Section 39. If Tenant does not elect such arbitration, Tenant shall be deemed to have waived any right to extend, or further extend, the Term of the Lease and the Extension Right shall terminate.

(b) Arbitration.

(i) Within 10 days of Tenant’s notice to Landlord of its election to arbitrate Market Rate and escalations, each party shall deliver to the other a proposal containing the Market Rate and escalations that the submitting party believes to be correct (“Extension Proposal”). If either party fails to timely submit an Extension Proposal, the other party’s submitted proposal shall determine the Base Rent and escalations for the Extension Term. If both parties submit Extension Proposals, then Landlord and Tenant shall meet within 7 days after delivery of the last Extension Proposal and make a good faith attempt to mutually appoint a single Arbitrator (and defined below) to determine the Market Rate and escalations. If Landlord and Tenant are unable to agree upon a single Arbitrator, then each shall, by written notice delivered to the other within 10 days after the meeting, select an Arbitrator. If either party fails to timely give notice of its selection for an Arbitrator, the other party’s submitted proposal shall determine the Base Rent for the Extension Term. The 2 Arbitrators so appointed shall, within 5 business days after their appointment, appoint a third Arbitrator. If the 2 Arbitrators so selected cannot agree on the selection of the third Arbitrator within the time above specified, then either party, on behalf of both parties, may request such appointment of such third Arbitrator by application to any state court of general jurisdiction in the jurisdiction in which the Premises are located, upon 10 days prior written notice to the other party of such intent.

(ii) The decision of the Arbitrator(s) shall be made within 30 days after the appointment of a single Arbitrator or the third Arbitrator, as applicable. The decision of the single Arbitrator shall be final and binding upon the parties. The average of the two closest Arbitrators in a three Arbitrator panel shall be final and binding upon the parties. Each party shall pay the fees and expenses of the Arbitrator appointed by or on behalf of such party and the fees and expenses of the third Arbitrator shall be borne equally by both parties. If the Market Rate and escalations are not determined by the first day of the Extension Term, then Tenant shall pay Landlord Base Rent in an amount equal to the Base Rent in effect immediately prior to the Extension Term and increased by the Rent Adjustment Percentage until such determination is made. After the determination of the Market Rate and escalations, the parties shall make any necessary adjustments to such payments made by Tenant. Landlord and Tenant shall then execute an amendment to this Lease recognizing the Market Rate and escalations for the Extension Term.

(c) An “Arbitrator” shall be any person appointed by or on behalf of either party or appointed pursuant to the provisions hereof and: (i) shall be (A) a member of the American Institute of Real Estate Appraisers with not less than 10 years of experience in the appraisal of improved office and life sciences real estate in the Surrounding Area Market, or (B) a licensed commercial real estate broker with not less than 15 years experience representing landlords and/or tenants in the leasing of office and life sciences space in the Surrounding Area Market, (ii) devoting substantially all of their time to professional appraisal or brokerage work, as applicable, at the time of appointment and (iii) be in all respects impartial and disinterested.

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Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 38

(d) Right Personal. The Extension Right is personal to Tenant and any Permitted Assignee and not otherwise assignable without Landlord’s consent, which may be granted or withheld in Landlord’s sole discretion separate and apart from any consent by Landlord to an assignment of Tenant’s interest in the Lease.

(e) Exceptions. Notwithstanding anything set forth above to the contrary, the Extension Right shall not be in effect and Tenant may not exercise the Extension Right:

(i) during any period of time that Tenant is in Default under any provision of this Lease; or

(ii) if Tenant has been in Default of its obligation to pay Rent under this Lease 4 or more times, whether or not the Defaults are cured, during the 12 month period immediately prior to the date that Tenant intends to exercise the Extension Right, whether or not the Defaults are cured.

(iii) if Tenant or a Permitted Assignee is not in occupancy of at least 51% of the entire Premises demised hereunder both at the time of the exercise of such Extension Right and at the time of the commencement date of any such Extension Term.

(f) No Extensions. The period of time within which the Extension Right may be exercised shall not be extended or enlarged by reason of Tenant’s inability to exercise the Extension Right.

(g) Termination. The Extension Right shall terminate and be of no further force or effect even after Tenant’s due and timely exercise of the Extension Right, if, after such exercise, but prior to the commencement date of an Extension Term, (i) Tenant fails to timely cure any default by Tenant under this Lease; or (ii) Tenant has Defaulted 3 or more times during the period from the date of the exercise of the Extension Right to the date of the commencement of the Extension Term, whether or not such Defaults are cured.

40. Rooftop Equipment. Subject to the terms and conditions of this Section 40, Tenant shall have the non-exclusive right, in common with others entitled thereto, to install at locations on the roof of the Building immediately above the Premises (or such other locations as may be reasonably agreed to in writing by Landlord and Tenant), antennae, satellite dishes, heating, ventilation and air conditioning equipment and other equipment for Tenant’s own use at the Premises, provided that Tenant shall submit detailed specifications for such equipment and its installation to Landlord prior to commencement of any installation work and Landlord gives its prior written approval of all applicable equipment and installation specifications and the precise location of each piece of equipment, such approval not to be unreasonably withheld, conditioned or delayed. Any such rooftop equipment shall: (a) be installed, if at all, in a good and workmanlike manner by Tenant at Tenant’s sole cost and expense, (b) be subject to the requirements of all applicable Legal Requirements and otherwise subject to the terms and conditions of this Lease, (c) not interfere in any way with base building systems or equipment, adversely affect the structural integrity of the Building or adversely impact the roof, roof membrane or any roof warranty in any manner, (d) not interfere with or cause a nuisance to any third parties, including without limitation other tenants of the Building, and (e) prior to the expiration or earlier termination of this Lease, at Tenant’s sole cost and expense, be removed by Tenant, which removal shall include the restoration of the roof to its condition prior to such installation, ordinary wear and tear excepted. If any permits or approvals are required from any Governmental Authorities for such rooftop equipment or its

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Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 39

use or installation, Tenant shall obtain such permits and approvals at its sole cost and expense, provided that Tenant will obtain Landlord’s prior written consent to the filing of applications with any Governmental Authorities and submit such applications therefor reasonably in advance of such filing.

41. Miscellaneous.

(a) Notices. All notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, or upon actual receipt if delivered by reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

(b) Joint and Several Liability. If and when included within the term “Tenant,” as used in this instrument, there is more than one person or entity, each shall be jointly and severally liable for the obligations of Tenant.

(c) Financial Information. Upon Landlord’s request, Tenant shall furnish Landlord with true and complete copies of (i) Tenant’s most recent audited annual financial statements within 90 days of the end of each of Tenant’s fiscal years during the Term, and (ii) Tenant’s most recent unaudited quarterly financial statements within 45 days of the end of each of Tenant’s first three fiscal quarters of each of Tenant’s fiscal years during the Term; and Tenant shall make other arrangements reasonably acceptable to Landlord for periodic communication of Tenant’s financial condition and business prospects. In the event that Tenant offers its stock to the public and becomes a publicly traded company, Tenant’s filings with the Securities and Exchange Commission shall be deemed to be in lieu of the requirements of this Section 40(c).

(d) Recordation. Neither this Lease nor any copy thereof shall be filed by or on behalf of Tenant in any public record, except that a copy of this Lease may be filed by Tenant as required under securities laws. If requested by Tenant, Landlord agrees to execute and deliver to Tenant a memorandum of lease setting forth the information listed in M.G.L. c. 183, Section 4, which memorandum of lease shall be prepared by Tenant and subject to the review and approval of Landlord.

(e) Interpretation. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto. Words of any gender used in this Lease shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, unless the context otherwise requires. The captions inserted in this Lease are for convenience only and in no way define, limit or otherwise describe the scope or intent of this Lease, or any provision hereof, or in any way affect the interpretation of this Lease.

(f) Not Binding Until Executed. The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

(g) Limitations on Interest. It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord’s and Tenant’s express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed

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Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 40

reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

(h) Choice of Law. Construction and interpretation of this Lease shall be governed by the internal laws of the state in which the Premises are located, excluding any principles of conflicts of laws.

(i) Time. Time is of the essence as to the performance of Tenant’s obligations under this Lease.

(j) OFAC. Tenant, and all beneficial owners of Tenant, are currently (a) in compliance with, and shall at all times during the Term of this Lease remain in compliance with, the regulations of the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of Treasury and any statute, executive order, or regulation relating thereto (collectively, the “OFAC Rules”), (b) not listed on, and shall not during the Term of this Lease be listed on, the Specially Designated Nationals and Blocked Persons List maintained by OFAC and/or on any other similar list maintained by OFAC or other governmental authority pursuant to any authorizing statute, executive order, or regulation, and (c) not a person or entity with whom a U.S. person is prohibited from conducting business under the OFAC Rules.

(k) Incorporation by Reference. All exhibits and addenda attached hereto are hereby incorporated into this Lease and made a part hereof. If there is any conflict between such exhibits or addenda and the terms of this Lease, such exhibits or addenda shall control.

(l) No Accord and Satisfaction. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly installment of Base Rent or any Additional Rent will be other than on account of the earliest stipulated Base Rent and Additional Rent, nor will any endorsement or statement on any check or letter accompanying a check for payment of any Base Rent or Additional Rent be an accord and satisfaction. Landlord may accept such check or payment without prejudice to Landlord’s right to recover the balance of such Rent or to pursue any other remedy provided in this Lease.

(m) Hazardous Activities. Notwithstanding any other provision of this Lease, Landlord, for itself and its employees, agents and contractors, reserves the right to refuse to perform any repairs or services in any portion of the Premises which, pursuant to Tenant’s routine safety guidelines, practices or custom or prudent industry practices, require any form of protective clothing or equipment other than safety glasses. In any such case, Tenant shall contract with parties who are acceptable to Landlord, in Landlord’s reasonable discretion, for all such repairs and services, and Landlord shall, to the extent required, equitably adjust Tenant’s Share of Operating Expenses in respect of such repairs or services to reflect that Landlord is not providing such repairs or services to Tenant.

[ Signatures on next page ]

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Net Multi-Tenant Office/Laboratory	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 41

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

TENANT:

ENANTA PHARMACEUTICALS, INC., a Delaware corporation

By:	/s/ Paul J. Mellett
Its:	Chief Financial Officer

LANDLORD:

ARE-500 ARSENAL STREET, LLC, a Delaware limited liability company

By:	ALEXANDRIA REAL ESTATE EQUITIES, L.P., a Delaware limited partnership, managing member

	By:	ARE-QRS CORP.,
a Maryland corporation, general partner

		By:	/s/ Eric S. Johnson
		Its:	Vice President Real Estate Legal Affairs

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Description of Premises	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT A TO LEASE

DESCRIPTION OF PREMISES

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Description of Project	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT B TO LEASE

DESCRIPTION OF PROJECT

The land in Watertown, Middlesex County, Massachusetts, being Parcel A and Parcel C on a plan entitled “Plan of Land in Watertown, Mass.” dated April 1, 1977, prepared by Bradford Saivetz & Assoc., Inc., Engineers-Architects, recorded with Middlesex County (Southern District) Registry of Deeds, in Book 13181, Page 435.

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT C TO LEASE

WORK LETTER

THIS WORK LETTER dated April 15, 2011 (this “Work Letter”) is attached to and made part of the Lease Agreement dated April 15, 2011 (the “Lease”) by and between ARE-500 ARESENAL STREET, LLC, a Delaware limited liability company (“Landlord”), and Enanta Pharmaceuticals, Inc., a Delaware corporation (“Tenant”). Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

1. General Requirements.

(a) Tenant’s Authorized Representative. Tenant designates Paul Mellett (“Tenant’s Representative”) as the only person authorized to act for Tenant pursuant to this Work Letter. Landlord shall not be obligated to respond to or act upon any request, approval, inquiry or other communication (“Communication”) from or on behalf of Tenant in connection with this Work Letter unless such Communication is in writing from Tenant’s Representative. Tenant may change Tenant’s Representative at any time upon not less than 5 business days advance written notice to Landlord. Neither Tenant nor Tenant’s Representative shall be authorized to direct Landlord’s contractors in the performance of Landlord’s Work (as hereinafter defined).

(b) Landlord’s Authorized Representative. Landlord designates Joe Maguire, Jeff McComish and Tom Andrews (either such individual acting alone, “Landlord’s Representative”) as the only persons authorized to act for Landlord pursuant to this Work Letter. Tenant shall not be obligated to respond to or act upon any request, approval, inquiry or other Communication from or on behalf of Landlord in connection with this Work Letter unless such Communication is in writing from Landlord’s Representative. Landlord may change either Landlord’s Representative at any time upon not less than 5 business days advance written notice to Tenant. Landlord’s Representative shall be the sole persons authorized to direct Landlord’s contractors in the performance of Landlord’s Work.

(c) Architects, Consultants and Contractors. Landlord and Tenant hereby acknowledge and agree that: (i) the general contractor and any subcontractors for the Tenant Improvements shall be selected by Landlord, (ii) Olson Lewis Dioli & Doktor Architects and Planners Incorporated shall be the architect (the “TI Architect”) for the Tenant Improvements, and (iii) The Richmond Group shall be the general contractor for the Tenant Improvements.

2. Tenant Improvements.

(a) Tenant Improvements Defined. As used herein, “Tenant Improvements” shall mean all improvements to the Project of a fixed and permanent nature as shown on: (i) the preliminary floor plan entitled “Proposed Plan, A2.1,” by the TI Architect, dated April 15, 2011, Progress Permit Set April 15, 2011, (ii) the drawing entitled “Proposed Equipment Plan, A2.2,” by the TI Architect, dated April 15, 2011, Progress Permit Set April 15, 2011, and (iii) the matrix entitled “Enanta – Equipment Utility Matrix,” dated April 13, 2011, and (iv) the specifications entitled “Architectural Finishes,” “HVAC” dated April 6, 2011, “Plumbing” dated April 6, 2011, “Electrical” dated April 5, 2011, and “Fire Protection,” copies of which are attached to this Work Letter as Attachment #1 (collectively, the “TI Design Drawings”).

(b) Not later than 10 business days after the date of this Lease, Landlord shall cause the TI Architect to prepare and deliver to Tenant for review and comment construction plans, specifications and drawings for the Tenant Improvements (“TI Construction Drawings”), which TI Construction Drawings shall be prepared substantially in accordance with the TI Design Drawings. Tenant shall be solely responsible for ensuring that the TI Construction Drawings reflect Tenant’s requirements for the Tenant Improvements. In addition to providing a copy of the Project Budget in accordance with Section 5(a) below, Landlord will identify to Tenant any long lead-time items other than those listed on Attachment #2 to this Work Letter. Tenant shall deliver its written comments on the TI Construction Drawings to Landlord not later than 10 business days after Tenant’s receipt of the same;

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

provided, however, that Tenant may not disapprove any matter that is consistent with the TI Design Drawings without submitting a Change Request. Landlord and the TI Architect shall consider all such comments in good faith and shall, within 10 business days after receipt, notify Tenant how Landlord proposes to respond to such comments, but Tenant’s review rights pursuant to the foregoing sentence shall not delay the design or construction schedule for the Tenant Improvements. Any disputes in connection with such comments shall be resolved in accordance with Section 2(c) hereof. Except for any design or specification contained in the TI Construction Drawings that is not consistent with the TI Design Drawings, Tenant shall approve the TI Construction Drawings submitted by Landlord, unless Tenant submits a Change Request. Once approved by Tenant, subject to the provisions of Section 4 below, Landlord shall not materially modify the TI Construction Drawings except as may be reasonably required in connection with the issuance of the TI Permit (as defined in Section 3(b) below); provided that, if material modification is required in connection with issuance of the TI Permit, Landlord will notify Tenant in writing and the parties will work cooperatively to agree on mutually acceptable and reasonable modifications as may be necessary to meet such requirements. The cost of such modifications shall be borne by Landlord to the extent that the modifications arise from compliance of the TI Construction Drawings with applicable Legal Requirements, and shall be a Change Request, the cost of which shall be an Excess TI Cost (as defined in Section 5(a) below) payable by Tenant to the extent that such modifications arise from particular design, material or specification requirements of Tenant. Other than Landlord’s Work (as defined in Section 3(a) below), Landlord shall not have any obligation whatsoever with respect to the finishing of the Premises for Tenant’s use and occupancy.

(c) Approval and Completion. It is hereby acknowledged by Landlord and Tenant that the TI Construction Drawings must be finalized and approved not later than April 4, 2011 in order for the Landlord’s Work to be Substantially Complete by the Target Commencement Date (as defined in the Lease). Upon any dispute regarding the design of the Tenant Improvements, which is not settled within 10 business days after notice of such dispute is delivered by one party to the other, Tenant may make the final decision regarding the design of the Tenant Improvements, provided (i) Tenant acts reasonably and such final decision is a compromise between Landlord’s and Tenant’s positions with respect to such dispute, (ii) that all costs and expenses resulting from any such decision by Tenant in excess of the cost of the resolution proposed by Landlord be payable by Tenant, and (iii) Tenant’s decision will not affect the base Building, structural components of the Building or any Building Systems. Any changes to the TI Construction Drawings following Landlord’s and Tenant’s approval of same requested by Tenant shall be processed as provided in Section 4 hereof.

3. Performance of Landlord’s Work.

(a) Definition of Landlord’s Work. As used herein, “Landlord’s Work” shall mean the work of constructing the Tenant Improvements. Notwithstanding anything to the contrary, Landlord’s Work shall not include installation of any furniture, personal property or other non-Building system materials or equipment, including, but not limited to, Tenant’s voice or data cabling, non-ducted biological safety cabinets and other scientific equipment not incorporated into the Tenant Improvements. As more particularly set forth in Section 12 of the Lease, all property of any kind paid for by Landlord as part of or in connection with the performance of Landlord’s Work under this Work Letter shall be and remain the property of Landlord, and Tenant shall not be obligated to remove such property of Landlord upon expiration or termination of the Lease.

(b) Commencement and Permitting. Landlord shall commence construction of the Tenant Improvements upon obtaining a building permit (the “TI Permit”) authorizing the construction of the Tenant Improvements consistent with the TI Construction Drawings. The cost of obtaining the TI Permit shall be payable by Landlord. Tenant shall cooperate with Landlord in obtaining the TI Permit. If any Governmental Authority having jurisdiction over the construction of Landlord’s Work or any portion thereof shall impose terms or conditions upon the construction thereof that: (i) are inconsistent with Landlord’s obligations hereunder, (ii) actually increase the cost of constructing Landlord’s Work beyond the amounts shown on the Project Budget (as defined in Section 5(a) below) and such terms and conditions apply to Tenant’s particular requirements or use, or (iii) will materially delay the construction of Landlord’s Work, Landlord and Tenant shall reasonably and in good faith seek means by which to mitigate or eliminate any such adverse terms and conditions.

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

(c) Completion of Landlord’s Work. On or before the Target Commencement Date (subject to Tenant Delays (as defined in Section 3(f) below) and delays arising from Force Majeure events), Landlord shall substantially complete or cause to be substantially completed Landlord’s Work in a good and workmanlike manner, in accordance with the TI Permit subject, in each case, to Minor Variations (as defined below) and normal “punch list” items of a non-material nature that do not interfere with Tenant’s reasonable ability to commence operations in the Premises (collectively, “Substantial Completion” or “Substantially Complete”). Landlord shall use commercially reasonable efforts, subject to Force Majeure and any limitations imposed by Tenant on access, to complete the “punch list” items within forty-five (45) days of Substantial Completion, and to complete such “punch list” items in a manner that does not materially interfere with Tenant’s use of the Premises. Upon Substantial Completion of Landlord’s Work, Landlord shall require the TI Architect and the general contractor to execute and deliver, for the benefit of Tenant and Landlord, a Certificate of Substantial Completion in the form of the American Institute of Architects (“AIA”) document G704. For purposes of this Work Letter, “Minor Variations” shall mean any modifications reasonably required: (i) to comply with all applicable Legal Requirements and/or to obtain or to comply with any required permit (including the TI Permit); (ii) to comply with any request by Tenant for modifications to Landlord’s Work; (iii) to comport with good design, engineering, and construction practices that are not material; or (iv) to make reasonable adjustments for field deviations or conditions encountered during the construction of Landlord’s Work.

(d) Selection of Materials. Where more than one type of material or structure is indicated on the TI Construction Drawings, the option will be selected at Landlord’s sole discretion. As to all building materials and equipment that Landlord is obligated to supply under this Work Letter, Landlord shall select the manufacturer thereof in its sole discretion, unless the manufacturer of an item of equipment is not listed on the Equipment Matrix included in the TI Construction Drawings, in which event Landlord and Tenant will consult on the selection of manufacturer. If the selection of the manufacturer requested by Tenant results in an increase in the Project Budget, such increase shall be processed as a Change Request, the cost of which shall be an Excess TI Cost payable by Tenant.

(e) Delivery of the Premises. When Landlord’s Work is Substantially Complete, subject to the remaining terms and provisions of this Section 3(e), Tenant shall accept the Premises. Tenant’s taking possession and acceptance of the Premises shall not constitute a waiver of: (i) any warranty with respect to workmanship (including installation of equipment) or material (exclusive of equipment provided directly by manufacturers), (ii) any non-compliance of Landlord’s Work with applicable Legal Requirements, or (iii) any claim that Landlord’s Work was not completed substantially in accordance with the TI Construction Drawings (subject to Minor Variations and such other changes as are permitted hereunder) (collectively, a “Construction Defect”). Tenant shall have three hundred fifty (350) days after the Commencement Date of the Lease within which to notify Landlord of any such Construction Defect, and Landlord shall use reasonable efforts to remedy or cause the responsible contractor to remedy any such Construction Defect within thirty (30) days thereafter, subject to Force Majeure and any Tenant Delays (as defined in Section 3(f)). Notwithstanding the foregoing, Landlord shall not be in default under the Lease if the applicable contractor, despite Landlord’s diligent efforts, fails to remedy such Construction Defect within such 30-day period, in which case Landlord shall continue to use reasonable efforts to cause the responsible contractor to remedy such Construction Defect.

Tenant shall be entitled to receive the benefit of all construction warranties and manufacturer’s equipment warranties relating to equipment installed in the Premises. If requested by Tenant, Landlord shall attempt to obtain extended warranties from manufacturers and suppliers of such equipment, but the cost of any such extended warranties shall be borne solely by Tenant. Landlord shall promptly undertake and complete, or cause to be completed, all punch list items.

(f) Commencement Date Delay. Except as otherwise provided in the Lease, Delivery of the Premises shall occur when Landlord’s Work has been Substantially Completed, except to the extent that completion of Landlord’s Work shall have been actually delayed by any one or more of the following causes (“Tenant Delay”):

(i) Tenant’s Representative was not available during regular business hours on business days to give or receive any Communication or to take any other action required to be taken by Tenant hereunder;

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 4

(ii) Tenant’s request for Change Requests (as defined in Section 4(a) below) whether or not any such Change Requests are actually performed;

(iii) Construction of any Change Requests;

(iv) Tenant’s request for materials, finishes or installations requiring unusually long lead times;

(v) Tenant’s delay in reviewing, revising or approving plans and specifications beyond the periods set forth herein;

(vi) Tenant’s delay in providing information critical to the normal progression of the Project. Tenant shall provide such information as soon as reasonably possible, but in no event longer than one week after receipt of any written or emailed request for such information from Landlord;

(vii) Tenant’s delay in making payments to Landlord for Excess TI Costs (as defined in Section 5(d) below); or

(viii) Any other act or omission by Tenant or any Tenant Party (as defined in the Lease), or persons employed by any of such persons.

If Delivery is delayed for any of the foregoing reasons, then Landlord shall cause the TI Architect to certify the date on which the Tenant Improvements would have been completed but for such Tenant Delay and such certified date shall be the date of Delivery.

4. Changes. Any changes requested by Tenant to the Tenant Improvements as shown on the TI Construction Drawings shall be requested and instituted in accordance with the provisions of this Section 4 and shall be subject to the written approval of Landlord and the TI Architect, such approval not to be unreasonably withheld, conditioned or delayed.

(a) Tenant’s Request For Changes. If Tenant shall request changes to the Tenant Improvements (“Changes”), Tenant shall request such Changes by notifying Landlord in writing in substantially the same form as the AIA standard change order form (a “Change Request”), which Change Request shall detail the nature and extent of any such Change. Such Change Request must be signed by Tenant’s Representative. Landlord shall review and approve or disapprove such Change Request within seven (7) business days thereafter, provided that Landlord’s approval shall not be unreasonably withheld, conditioned or delayed. Landlord shall, before proceeding with any Change, have the right to review and approve or disapprove such Change Request, provided that Landlord’s approval shall not be unreasonably withheld, conditioned or delayed, and if Landlord so approves, Landlord shall use commercially reasonable efforts to respond to Tenant as soon as is reasonably possible with an estimate of: (i) the time it will take, and (ii) the architectural and engineering fees and costs that will be incurred, to analyze such Change Request (which costs shall be paid by Tenant to the extent actually incurred, whether or not such change is implemented). Landlord shall thereafter submit to Tenant in writing, within five (5) business days of receipt of the Change Request (or such longer period of time as is reasonably required depending on the extent of the Change Request), an analysis of the additional cost or savings involved, including, without limitation, architectural and engineering costs and the period of time, if any, that the Change will extend the date on which Landlord’s Work will be Substantially

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 5

Complete. Any such delay in the completion of Landlord’s Work caused by a Change, including any suspension of Landlord’s Work while any such Change is being evaluated and/or designed, shall be Tenant Delay.

(b) Implementation of Changes. If Tenant: (i) approves in writing the cost and the estimated extension in the time for completion of Landlord’s Work, if any, and (ii) deposits with Landlord any Changes Costs (as defined in Section 5(a) of this Work Letter), Landlord shall cause the approved Change to be instituted. Notwithstanding any approval or disapproval by Tenant of any estimate of the delay caused by such proposed Change, the TI Architect’s determination of the amount of Tenant Delay in connection with such Change shall be final and binding on Landlord and Tenant.

(c) Changes Approved as of Date of Work Letter. As of the date of this Work Letter, Landlord has approved the Changes listed on Attachment #3 attached to and made a part of this Work Letter (the “Initial Changes”). All costs incurred by Landlord, which are set forth on Attachment #3, in connection with designing, procuring, installing and construction the Initial Changes, including without limitation all design modifications associated therewith, shall be Changes Costs, and accordingly paid by Tenant as Excess TI Costs in the manner set forth in Section 5 of this Work Letter.

5. Costs of Changes and Tenant Delays.

(a) Project Budget; Excess Costs. Landlord shall provide Tenant a copy of the budget for Landlord’s Work (the “Project Budget”) based upon the TI Construction Drawings when such TI Construction Drawings are approved. Landlord shall have no obligation to bear any portion of the costs of any Tenant Delay or Changes, including without limitation costs of review of any Change Request, architectural and engineering fees and the costs associated with any delays resulting from a Change Request (“Changes Costs”). All of the costs of any Tenant Delay and Changes Costs (such costs of any Tenant Delay and Changes Costs are referred to herein collectively as the “Excess TI Costs”) shall be borne by Tenant, and Tenant shall deposit with Landlord, as a condition precedent to Landlord’s obligation to complete the Tenant Improvements, 100% of the then current Excess TI Costs. If Tenant fails to deposit any Excess TI Costs with Landlord, Landlord shall have all of the rights and remedies set forth in the Lease for nonpayment of Rent (including, but not limited to, the right to interest at the Default Rate and the right to assess a late charge). For purposes of any litigation instituted with regard to such amounts, those amounts will be deemed Rent under the Lease. In the event that Tenant terminates this Lease pursuant to Section 2 if Landlord fails to Deliver the Premises by the dates set forth in, or determined pursuant to, Section 2, as such dates may be extended for any Force Majeure events and Tenant Delays, Landlord will reimburse Tenant for Excess TI Costs actually paid by Tenant.

6. Tenant Access.

(a) Tenant’s Access Rights. Landlord hereby agrees to permit Tenant access, at Tenant’s sole risk and expense, to the Building (i) 30 days prior to the Commencement Date to perform any work (“Tenant’s Work”) required by Tenant other than Landlord’s Work, provided that such Tenant’s Work is coordinated with the TI Architect and the general contractor, and complies with the Lease and all other reasonable restrictions and conditions Landlord may impose, and (ii) prior to the completion of Landlord’s Work, to inspect and observe work in process; all such access shall be during normal business hours or at such other times as are reasonably designated by Landlord. Notwithstanding the foregoing, Tenant shall have no right to enter onto the Premises or the Project unless and until Tenant shall deliver to Landlord evidence reasonably satisfactory to Landlord demonstrating that any insurance reasonably required by Landlord in connection with such pre-commencement access (including, but not limited to, any insurance that Landlord may require pursuant to the Lease) is in full force and effect. Any entry by Tenant shall comply with all established safety practices of Landlord’s contractor and Landlord until completion of Landlord’s Work and acceptance thereof by Tenant.

(b) No Interference. Neither Tenant nor any Tenant Party (as defined in the Lease) shall materially interfere with the performance of Landlord’s Work, nor with any inspections or issuance of final approvals by applicable Governmental Authorities, and upon any such interference, Landlord shall have the right to exclude Tenant and any Tenant Party from the Premises and the Project until Substantial Completion of Landlord’s Work.

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 6

(c) No Acceptance of Premises. The fact that Tenant may, with Landlord’s consent, enter into the Project prior to the date Landlord’s Work is Substantially Complete for the purpose of performing Tenant’s Work shall not be deemed an acceptance by Tenant of possession of the Premises, but in such event Tenant shall defend with counsel reasonably acceptable by Landlord, indemnify and hold Landlord harmless from and against any loss of or damage to Tenant’s property, completed work, fixtures, equipment, materials or merchandise, and from liability for death of, or injury to, any person, caused by the act or omission of Tenant or any Tenant Party.

7. Miscellaneous.

(a) Consents. Whenever consent or approval of either party is required under this Work Letter, that party shall not unreasonably withhold, condition or delay such consent or approval, unless expressly set forth herein to the contrary.

(b) Modification. No modification, waiver or amendment of this Work Letter or of any of its conditions or provisions shall be binding upon Landlord or Tenant unless in writing signed by Landlord and Tenant.

(c) Notices. Any notices required to be given under this Work Letter are subject to the applicable notice requirements of the Lease, and for the purposes of this Work Letter only, may also be given by electronic mail to Tenant’s Representative and Marjorie Eiref simultaneously at both of the following email addresses: pmellett@enanta.com and meiref@enanta.com; or to Landlord’s Representative at any two of the following email addresses simultaneously: jmaguire@labspace.com, jmccomish@labspace.com and tandrews@labspace.com.

[Remainder of page intentionally left blank; Attachment #1, Attachment #2 and Attachment #3 to Work Letter follow]

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 7

Attachment #1 to Work Letter

(Attachment #1 begins on next page)

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 8

[Schematics]

[Equipment Utility Matrix]

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Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

ARCHITECTURAL

FINISHES

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

Enanta Pharmaceuticals Interior Improvements

ARE— 500 Arsenal St, Watertown, MA

ARCHITECTURAL — BASIS OF DESIGN

A.	Interior Finishes shall include the following:

1.	Flooring and Base

a)	Troweled-on epoxy flooring with integral 6” cove base

b)	Sheet Vinyl w/integral flash cove base & zinc top cap

c)	Vinyl Composition Tile, 12x12x1/8” w/vinyl cove base (25% Pattern)

d)	Carpet w/vinyl straight base (20% Pattern)

e)	Ceramic Floor Tile and base

2.	Walls

a)	Latex painted gypsum wall board.

b)	Epoxy painted gypsum wall board.

c)	Ceramic wall tile

d)	FRP panels, (wet areas)

3.	Ceilings

a)	Suspended vinyl faced tile w/std 15/16” metal grid

b)	Suspended standard acoustical tile w/std 15/16” metal grid. Lay-in at labs

c)	Suspended tegular acoustic tile

d)	Latex painted gypsum wall board.

e)	Epoxy painted gypsum wall board.

B.	Interior Partitions

1.	Base building Demising and Mechanical Rooms partitions shall be constructed to minimize noise and vibration:

a)	6”-8” wall width, two rows offset metal studs

b)	Un-faced fiberglass batt sound attenuation

c)	Gypsum wall board 1 layer each side

2.	Conference Rooms & Office #11:

a)	4” metal studs, full height

b)	Un-faced fiberglass batt sound attenuation

c)	Gypsum wall board 1 layer each side

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

C.	Doors and Hardware shall include the following:

1.	Doors and Frames

a)	Hollow metal flush doors with painted finish.

b)	Seamless doors at Vivarium areas

c)	Wood flush doors, w/natural stain finish

d)	Hollow metal frame with painted finish.

2.	Door Hardware

a)	Cylindrical lock and passage sets.

b)	Heavy duty hinges.

c)	Closers.

d)	Steel kick plates.

e)	Door stops & silencers

3.	Interior glazing

a)	Clear tempered glass vision kits for interior doors.

b)	Clear tempered glass for interior windows.

D.	Casework shall include the following:

1.	Wood base cabinets and wall shelving

a)	New, Maple Finish

2.	Metal base cabinets and wail shelving

a)	Existing metal casework from East building to be re-used in Vivarium, and lab support spaces

b)	Existing metal casework to be re-painted

3.	Chemical Fume Hoods

a)	New 8’ bench-type w/storage cabinets below

b)	New 8’ walk-in type

c)	Relocated 10’ custom enclosure (provided by Tenant)

d)	Selected hoods from existing East building will be re-used

4.	Epoxy Resin work surfaces & 4” back/side splash.

5.	Phenolic Resin Re-agent shelving on adjustable metal spine/support.

6.	Phenolic Resin wall shelving on adjustable metal standards.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 4

E.	Lighting

1.	Vivarium

a)	2x4 lensed gasketed recessed fluorescent fixtures, T8 or T5 Lamps

b)	Lighting control: 12hr on/off timer in holding rooms

2.	Laboratory & Support Areas

a)	2x4 lensed lay-in recessed fluorescent fixtures, T8 or T5 Lamps

3.	Offices & Support

a)	2x2 direct/indirect “basket” lay-in recessed fixtures, T8 or T6 Lamps

b)	Compact fluorescent, dimmable, 6” recessed downlights & wall washers. Lighting control at conference rooms.

c)	Pendant mounted decorative accent lighting at select areas

d)	Wall mounted linear fixture at selected corridor(s).

F.	Specialties shall include the following:

1.	Window treatment

a)	Building std. vertical blinds, adjustable

2.	Wall protection (Vivarium)

a)	Plastic / FRP corner guards.

b)	Plastic / FRP wall rails.

3.	Signage

a)	Room nameplates base building rooms per code req’ts.

4.	Double tier vented metal lockers.

5.	Lab coat hooks.

G.	Vivarium - Interior Finishes

1.	Holding & Procedure Rooms

a)	Flooring and Base

(i)	Troweled-on epoxy flooring with Integral 6” cove base

b)	Walls

(i)	Epoxy painted gypsum wall board, w/selected walls painted in accent color(s).

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 5

c)	Ceilings

(i)	Epoxy painted gypsum wall board (Holding).

(ii)	Suspended vinyl faced tile w/std 15/15” metal grid (Proc.).

d)	Doors and Frames

(i)	Seamless hollow metal flush doors with painted finish.

(ii)	Hollow metal frame with painted finish.

2.	Corridors & Air-Locks

a)	Flooring and Base

(i)	Troweled-on epoxy flooring with integral 6” cove base

b)	Walls

(i)	Epoxy painted gypsum wall board.

c)	Ceilings

(i)	Suspended vinyl faced tile w/std 15/16” metal grid

d)	Wall protection

(i)	Plastic / FRP corner guards.

(ii)	Plastic / FRP wall rail(s).

3.	Cagewash Rooms

a)	Flooring and Bade

(i)	Troweled-on epoxy flooring with integral 6” cove base

b)	Walls

(i)	Epoxy painted gypsum wall board.

(ii)	Glass fiber “FRP” wall covering at wet walls

c)	Ceilings

(i)	Epoxy painted gypsum wall board.

d)	Doors

(i)	“Eliason” double-acting hinged swinging doors

4.	Storage, Equipment & Support Spaces

a)	Flooring and Base
(i)	Troweled-on epoxy flooring with integral 6” cove base

b)	Walls
(i)	Latex painted gypsum wall board.

c)	Ceilings
(i)	Suspended vinyl faced tile w/std 15/16” metal grid

d)	Doors and Frames

(i)	Hollow metal flush doors with painted finish.

(ii)	Hollow metal frame with painted finish.

H.	Laboratories - Interior Finishes

1.	Laboratories

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 6

a)	Flooring and Base

(i)	Vinyl Composition Tile, 12x12x1/8” w/vinyl cove base (25% accent)

b)	Walls

(i)	Epoxy painted gypsum wall board, w/selected walls painted in accent color(s).

c)	Ceilings

(i)	Suspended standard acoustical tile w/std 15/16” metal grid. Lay-in at labs

d)	Doors and Frames’

(i)	Hollow metal flush doors with painted finish.

(ii)	24” x 30” vision light

(iii)	Hollow metal frame with painted finish.

e)	interior Glazing

(i)	Clear Tempered Safety Glass

(ii)	Hollow metal frame with painted finish.

2.	Storage, Equipment & Support Spaces

a)	Flooring and Base

(i)	Vinyl Composition Tile, 12x12x1/8” w/viny/ cove base

(ii)	Troweled-on epoxy flooring with integral 6” cove base (Glasswash)

b)	Walls

(i)	Latex painted gypsum wall board.

c)	Ceilings

(i)	Suspended standard acoustical tile w/std 15/16” metal grid

d)	Doors and Frames

(i)	Hollow metal flush doors with painted finish.

(ii)	Hollow metal frame with painted finish.

I.	Mechanical Rooms

1.	Mechanical Rooms

a)	Flooring and Base

(i)	Painted-on epoxy flooring with Integral 6” vertical base

b)	Walls

(i)	Latex painted gypsum wall board.

(ii)	Acoustic sound attenuation fiberglass batts

c)	Ceilings

(i)	Exposed building structure

(ii)	Suspended standard acoustical tile w/std 15/16” metal grid

d)	Doors and Frames

(i)	Hollow metal flush doors with painted finish.

(ii)	Hollow metal frame with painted finish.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 7

J.	Office Areas - Interior Finishes

1.	Offices & Conference Rooms

a)	Flooring and Base

(i)	Carpet w/straight vinyl base.

(ii)	Accent color/pattern at conference rooms.

b)	Walls

(i)	Latex painted gypsum wall board.

c)	Ceilings

(i)	Suspended standard acoustical tile w/std 15/16” metal grid

d)	Doors and Frames

(i)	Stain-Grade Maple flush wood with natural stain finish

(ii)	Full vision light

(iii)	Hollow metal frame with painted finish.

e)	Interior Glazing.

(i)	Clear Tempered Safety Glass, clear silicone butt-seams

(ii)	GWB openings with recessed aluminum channel & gaskets at top and bottom (at floor slab)

2.	Storage, Copy/Print Stations

a)	Flooring and Base

(i)	Vinyl Composition Tile, 12x12x1/8” w/vinyl cove base (Storage)

(ii)	Carpet w/straight vinyl base, (Copy/Print)

b)	Walls

(i)	Latex painted gypsum wall board.

c)	Ceilings

(i)	Suspended standard acoustical tile w/std 15/16” metal grid

d)	Doors and Frames

(i)	Stain-Grade Maple flush wood with natural stain finish

(ii)	Hollow metal frame with painted finish.

e)	Millwork

(i)	Stain-Grade Maple flush wood base and wall cabinets, with natural stain finish

(ii)	Stain-Grade Maple wood shelving with natural stain finish, on adjustable metal wall standards.

(iii)	Solid Surface “Corian” Countertops at wet areas

(iv)	Plastic Laminate countertops with solid maple wood trim at non-wet areas.

(v)	Satin brushed-finish pulls, concealed hardware

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 8

STRUCTURAL — BASIS OF DESIGN

A. Structural support, in the existing structural floor slab, of up to twelve (12) small pits for waste ejector pumps.

B. Housekeeping pads for (RO)DI and reject skid, process chiller, domestic and nonpotable water heaters, humidifier (ACF), air compressor (NMR).

C. Framing for approximately four (4) existing and/or new skylights over office areas.

HVAC

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

500 Arsenal St Base Building & Tenant BOD

A.	Design Criteria

1.	Outdoor Design Criteria

a)	Summer

91 degrees Fahrenheit design dry bulb

73 degrees Fahrenheit design wet bulb

b)	Winter

0 degrees Fahrenheit design dry bulb

2.	Indoor Design Criteria (Future Tenants)

a)	Office and support areas

(i)	Summer

74 degrees Fahrenheit design dry bulb (+/-3 degrees)

(ii)	Winter

70 degrees Fahrenheit design dry bulb (+/- 3 degrees)

b)	Laboratory areas

(i)	Summer

72 degrees F design dry bulb (+/- 2 degrees)

(ii)	Winter

70 degrees F design dry bulb (+/- 2 degrees)

c)	Animal Areas

(i)	Summer

72 degrees F design dry bulb (+/- 2 degrees)

(ii)	Winter

72 degrees F design dry bulb (+/- 2 degrees)

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

3.	Humidity

a)	Office Areas & Support Areas

(i)	Summer

55% RH +/- 15%

(ii)	Winter

No added humidity

b)	Lab Areas

(i)	Summer

50% RH +/- 15%

(ii)	Winter

No added humidity

c)	Animal holding rooms

(i)	Summer

50% RH +/- 10%

(ii)	Winter

50% RH +/- 10%

Clean and Dirty Wash rooms no control

4.	Ventilation Criteria

Air Allocation Summary

	Cooling & Ventilation Air totals	Lab Make-Up Air allocation	Office & support air available	Lab / Animal / & Lab Support Sq. Ft. oa/cfm/sf	AH Allocations
Enenta Approx 24,000 sf	48,400 cfm 2 cfm / sf	41,400 CFM	11,000 CFM	12,000 Sq. Ft. 3.1 CFM/sf labs	Existing AH 3, & 4, One new 25K cfm AH

a)	Office Areas, Support Areas

(i)	Office and support areas will be provided with a minimum of 20 CFM per person.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 4

b)	Laboratory Areas

(i)	Lab areas will be provided with a minimum of eight to ten outside air changes/hour. The actual air change rate may be higher where additional make-up air is required for hood exhaust or to meet design cooling loads. All laboratory areas will be provided with a once thru design. Re-circulation will not be permitted.

c)	Animal Areas

(i)	Animal areas will be provided with a minimum of 15 outside air changes/hour in holding rooms and procedure rooms. 8-10 ACH in corridors and clean storage areas.

(ii)	A back up dx system is offered as an alternate

d)	Toilet rooms

(i)	a minimum exhaust rate of 75 cfm per fixture

5.	Space Pressurization Criteria

a)	The facility will be maintained at a slight positive pressure with respect to atmosphere to minimize uncontrolled infiltration.

b)	Office areas will be maintained at a higher positive pressure than surrounding laboratories.

c)	Laboratory areas will be maintained at a negative pressure relative to surrounding spaces including offices and corridors.

d)	Animal areas will be maintained at a negative pressure relative to surrounding areas.

6.	Space Filtration Criteria

a)	Lab and animal area’s supply air shall have 30% efficient Pre-filters and 85% cartridge filters.

b)	Tissue culture and animal areas shall be equipped with terminal hope filters.

c)	Office area rtu’s filter with 30% extended surface filters

7.	Building System Components

a)	Chilled Water System

(i)	(1) 170 ton new air cooled liquid chiller to connect to one new 25,000 cfm make up air handler. The chilled water system will be designed for a 42 degree supply water temperature and 54 degree return water temperature. Chilled water is designed to service new and existing air handlers only.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 5

(ii)	Process chilled water will be addressed based on tenant speciflo as need basis with small Nes Lab style chillers.

b)	Chilled Water Pumps

(i)	Primary and stand-by pumps will provide for redundancy on both chiller pumping systems

c)	Out door Make-Up Air Handling Units

(i)	One new AH-6 make up air unit 25,000 cfm and five existing make up air handlers shall service future chemistry lab areas

d)	Constant volume rooftop units

(i)	New and existing gas heat electric cooling rooftop units will continue to service the office areas. (Please see attached preliminary zoning plan).

e)	Boilers

(i)	New indoor modulating 8000 MBH 85% efficiency PK gas fired boilers shall be used to provide pre heat and re heat to air handlers and hw coils.

(ii)	Existing roof top boilers shall be demolished and disposed of.

f)	Hot Water Pumps

(i)	(1) Primary hot water pump for each boiler module

(ii)	Primary and Stand-by 100% redundancy Secondary hot water pumps to service hw pre heats and re heat coils.

g)	Exhaust Fans

(i)	Centrifugal exhaust fans operate at 2.5 To 3.5” S.P. (backward inclined, spark resistant, herisite coated, and vibration isolators).

(ii)	Velocity cones are sized at 3,000 FPM.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 6

(iii)	New Twin 25,000 cfm variable volume high plume exhaust fans to match new AH 6

h)	Humidification

(i)	self generating packaged humidifiers utilizing ultra sorb (manifold type wands) for fast absorption 18”

(ii)	Humidifiers can utilize RO or DI water.

i)	Controls

(i)	Johnson Controls Direct Digital System

The base building will match ARE Standards controlled via a Johnson Controls, Network Automation Engine (NAE) to provide monitoring and control, alarm and event management.

j)	general tenant Separation Criteria Enanta and Envivo:

(i)	Each tenant above is served by a common house boiler plant and hot water piping system to all air handlers and all re heat coils.
(ii)	Each tenant above is served by the 210 ton common house chiller plant and chilled water piping system servicing the following AH’S

•	Enanta AH-3 & AH- 4

•	Envivo AH-1, AH2, AH5

(iii)	Air handlers and rooftop units will be dedicated to each tenant

(iv)	Exhaust fans shall be dedicated to each tenant

(v)	Humidifiers will be dedicated to each tenant

(vi)	supplemental cooling units (spilt systems it rooms or equipment rooms ) shall be dedicated to each tenant

(vii)	New 170 ton chiller, pump package, and associated 25,000 cfm Air handler shall be dedicated to Enanta chemistry and biology areas.

(viii)	Dedicated backup dx systems offered for animal holding rooms.

PLUMBING

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

500 Arsenal Street

Base Building Basis of Design	Enanta Fit-up
Watertown, MA

SECTION 15400- Plumbing / Utility Piping - Basis of Design

A.	General:

Base Building:

1.	All plumbing systems will be designed in conformance with the Massachusetts Plumbing Code ( CMR: 248) and related ANSI standards.

2.	All utility generation and fuel gas distribution systems will conform with applicable NFPA guidelines and good engineering practice.

3.	Cross-connection control will be installed In conformance with Massachusetts Department of Environmental Protection requirements (CMR: 310 Section 22.22), and the City of Watertown water authority.

4.	Tepid water generation and distribution will be governed by ANSI Standard Z 358.1, and OSHA recommendations.

5.	Domestic water, Natural Gas, Sanitary sewer, and Storm sewer will be coordinated with the existing site utilities.

6.	Plumbing fixture type and materials of construction will be consistent with the Alexandria Real Estate base building standards.

7.	Fixture counts and utility use points will be based on: (1) Equipment matrix; (2) Architectural layout; (3) Mass. Code; (4) Current applicable OSHA and ANSI requirements.

B.	Site Utilities:

Base Building:

1.	Domestic water will be provided by the existing 4” ductile iron water service located within the loading dock mechanical room.

2.	Natural gas will be coordinated with the gas supplier. It is currently fed from the adjacent tenant space as (1) 4” main. The bulk of the gas load is HVAC equipment, which is a shared utility cost, so there will only be one house system for two tenant spaces.

3.	Connections will be made to the existing sanitary sewer as required based on the new tenant floor plans.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

4.	Storm sewer is exiting throughout the buildings. The new addition will be coordinated with the new site drawings to accommodate new roof drains. The new storm sewer will exit the building along “DD” column line.

C.	Water systems:

Base Building:

1.	Domestic water metering is existing to remain and will be utilized as a common utility to serve the two tenant bathroom cores, domestic fixtures, and common boiler room make-up, and house tepid water system.

2.	All domestic water is currently protected thru containment back-flow preventors. Additional backflow preventors will be added as needed for HVAC equipment, and irrigation needs. These BFP’s will be located in the common loading dock water room, and in the mechanical room as close to the equipment they serve as is practical. Heights and drainage requirements will be coordinated with CRM 310 22.00 requirements.

3.	Potable water will be distributed to all domestic plumbing fixtures and appliances.

4.	Tepid water will be provided as a base building utility for distribution by each tenant to emergency showers and eyewashes. An 11/2” supply and return header will be run from the mechanical room and stubbed into each tenants space. Domestic Tepid water will be generated by gas fired equipment in conjunction with the domestic hot water. Distribution, system design, and fixtures will be in conformance with applicable OSHA and ANSI requirements.

5.	Piping will be Type L copper with wrot copper fittings, 2 piece ball valves, and soft-soldered joints.

Enanta Fit-up:

1.	Domestic hot water (110 degrees F) will be generated through gas fired equipment by each tenant. Re-circulation will be provided as required by code.

2.	Non-potable water will be distributed to all laboratory and manufacturing fixtures or equipment requiring make-up per the equipment matrix. Non-potable hot water (140 degrees F), will be generated through gas fired equipment by each tenant Recirculation will be provided as required by code.

3.	Piping will be Type L copper with wrot copper fittings, 2 piece ball valves, and soft-soldered joints.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 4

D.	Sanitary waste and vent system:

1.	Sanitary waste will be collected from all domestic fixtures and floor drains and terminate into the building sewer.

2.	Inverts will be coordinated with site conditions and other drainage systems. Gravity flow will be utilized. Pumped discharges where required will be installed and maintained be each tenant.

3.	Piping will be service weight cast iron pipe and fittings with gasketed joint for underground use, and no-hub cast iron pipe and fittings with Mass code approved couplings. Fixture trap arms will be copper with drainage pattern fittings.

E.	Laboratory waste and vent system:

Base Building: No Scope

Enanta Fit-up:

1.	Enanta will utilize the existing pH Neutralization system. System startup, chemicals, and re-calibration costs will be included in the tenant scope of work

2.	The existing 4” waste header will be utilized in the Emanta fit-up scope of work.

3.	Waste collection piping will be schedule 40 polypropylene with drainage pattern fittings and fusion joints.

4.	All waste streams are assumed to require pumping due to the existing structural slab constraints.

5.	Waste streams requiring treatment for separation of metals, solvents, or RDNA waste streams are not included in the basis of design.

F.	Natural Gas:

Base Building:

1.	Coordination with gas supplier for equipment loads, available pressure, and design pressure. We have based our design on 8”w.c. delivery pressure to the mechanical equipment. Main Distribution piping will be @ .5 PSI.

2.	Distribution to all HVAC Boilers, Humidifiers, and Hot water heaters.

3.	All piping will conform to CMR: 248, NFPA 54, and ANSI Z 223.1.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 5

4.	Distribution piping will be: 3” and larger: schedule 40 carbon steel pipe and fitting with butt weld Joints. 21/2” and smaller: schedule 40 carbon steel pipe with black malleable threaded fittings.

G.	Compressed Air System:

Base Building: No scope.

Envivo Fit-up:

1.	Equipment selection:

•	Duplex 3 HP Rotary Scroll, sized per connected load

•	80 Gallon Vertical Receiver.

•	Oil Free

•	Vibration isolation

•	Refrigerant dryers

2.	Distribution to all utility use points per the equipment matrix.

3.	Isolation per lab or suite grouping,

4.	Distribute at 80 P.S.1.

5.	Use point loading is based on 1.0 scfm/drop 35% diversity, Manufacturing loads will be calculated from owner equipment information.

6.	Distribution Piping will be Type L ACRcleaned and capped copper with wrot copper fittings. Ball valves will be 3 piece full port. Joints will be brazed under Nitrogen Purge.

H.	Vacuum System:

Base Building: No scope.

Enanta Fit-Up: No scope (local by Enanta)

I.	Bulk Nitrogen Piping: (Gaseous)

Base Building:

Planned re-use of the existing N2 Pad. (Coordinate with gas vendor). (TRG)

Enanta: Existing Bulk system by gas vendor (Enanta)

J.	Liquid Nitrogen Piping:

Base Branding: No Scope.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 6

Enanta Fit-up: (TBD)

K.	Specialty Gas System Piping: (NOTE *** Excludes Hydrogen)

Base Building: No Scope.

Emanta Fit-Up: CO2 Gas, N2 Gas

1.	Source will be connection to a bulk system, furnished and Installed by the gas vendor.

2.	Distribution to all use points per the equipment matrix.

3.	Isolation by lab or suite grouping.

4.	Distribution piping be Type L ACR cleaned and capped copper with wrot copper fittings, Ball valves will be 3 piece full port. Joints will be brazed under Nitrogen purge.

L.	PURE Water System:

Base Building: Re-Use of the existing RODI system, configured to meet new tenant loads.

1.	DI System will be provided for Lab fixtures and equipment per the matrix.

2.	System will be capable of generating XXX Gallons per day of CAP/NCCLS Type I Laboratory water quality specifications. Storage will be a XXX gallon storage tank,

Enanta Fit-up:

3.	DI System distribution will be provided for Lab fixtures and equipment per the matrix

4.	Distribution loop will be 1” and capable of delivering XX gpm to the connected load.

5.	DI distribution shall be schedule 40 Polypropylene with fusion joints and true-union ball valves at service and use points.

6.	Reject water system and distribution (if required), to be determined from load requirements.

7.	RODI distribution shall be schedule 40 Polypropylene with fusion joints and true-union ball valves at service and use points.

8.	Reject water system and distribution (if required), to be determined from load requirements.

ELECTRICAL

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

Electrical Systems

The following design criteria will be utilized for the design of the electrical systems.

A.	Incoming Utility Service: (Existing)

1.	High Voltage 13,800 volts (primary), via two existing pad mount transformers, to existing switchboards.

2.	Reuse of the existing secondary services (800 amp end 1200 amp), 480 volt, 3 phase, 4 wire, routed underground to the existing main electrical room.

B.	Utilization Voltages

1.	208/120V, 3 phase, 4 wire.

a)	Receptacle circuits,

b)	Process equipment (NIC).

c)	Miscellaneous HVAC pumps and fans. (Less than 1/2 horsepower).

d)	120 volt lighting systems (as required).

e)	Miscellaneous facility loads.

2.	480/277V, 3 phase, 4 wire.

a)	Process equipment (NIC).

b)	Miscellaneous HVAC, pumps, and fans 1/2 horse power and greater.

c)	Electric heater.

d)	Building mechanical equipment

e)	Building lighting.

C.	Distribution System Capacities and Circuit Arrangements

Base Building

1.	480/277 volts supplied from the existing pad mount to the existing 800 amp switchboard. The 1,200 amp switchboard will be reviewed to determine need for a replacement pending final design and load calculations.

2.	The common HVAC systems will be reconfigured to be served from the switchboards. The existing central chiller and boiler plant will remain under landlord control and utility usage.

3.	The electrical distribution will serve power for tenant usage to existing and new panels and transformers based on the current design proposal. Electronic check metering will be installed to monitor tenant usage for lighting, power and tenant specific HVAC usage.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

4.	Main electric room must have access for landlord use and tenants.

Enanta

1.	480/277 volts supplied from the existing 800 amp and/or 1,200 amp switchboards.

2.	Tenant specific HVAC, lighting and power systems will be connected to tenant panelboards and/or the base building switchboards.

3.	Electronic check metering will be installed to monitor tenant usage for lighting, power and tenant specific HVAC usage.

4.	Distribution panels and transformer will be located in a new electric closet with sub-feed panels located flush mounted in walls located in corridors.

D.	Power Equipment

1.	Main service is existing to remain.

2.	All new panel boards will be bolt on breakers and hinged covers.

3.	Starters, contactors and VFD’s will be provided by the trade supplying the equipment for installation and wiring by the electrical contractor.

E.	Lighting

Base Building

1.	Fixtures will be reused where possible, new fixtures will augment the existing layout. All new fixtures and ballasts will incorporate the latest state of the art equipment.

2.	Corridors will be 2X4/2X2 parabolic fixtures, Where possible existing fixtures will be cleaned and reinstalled based on the new layout, new fixtures will be used to augment existing fixtures.

3.	Night lighting will be provided.

4.	Mechanical areas will be strip lighting.

5.	New lighting control will be provided to meet the Massachusetts energy code.

6.	Foot-candle requirements will be as follows:

Corridors/Lobby:	25 to 30 foot-candles using parabolic fixtures
Mechanical Spaces:	25 to 30 foot-candles using strip fluorescents

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 4

Enanta

1.	Fixtures will be reused where possible, new fixtures will augment the existing layout. Ali new fixtures and ballasts will incorporate the latest state of the art equipment.

2.	Clean room or moisture resistant fixtures will be used where appropriate.

3.	Lab areas will incorporate recessed lensed fixtures.

4.	Animal rooms will utilize triple gasketed lensed fixtures.

5.	Office areas will be 2X4/2X2 parabolic fixtures. Where possible existing fixtures will be cleaned and reinstalled based on the new layout, new fixtures will be used to augment existing fixtures. Lab areas to be 2x4/2x2 and/or 1x4 lensed fluorescent fixtures.

6.	Night lighting will be provided.

7.	Mechanical areas will be strip lighting.

8.	New lighting control will be provided to meet the Massachusetts energy code.

9.	Foot-candle requirements will be as follows:

Labs:	75 to 80 foot-candles using lensed fixtures
Animal rooms	75 to 80 foot-candies (pending tenant review)

lensed fixtures

Offices:	55 to 60 foot-candles using parabolic fixtures
Mechanical Spaces:	26 to 30 foot-candles using strip fluorescents

Note: Open office areas are assumed to have 50% wall reflectivity and measurements will be made prior to Installation of low partitions.

F.	Emergency Lighting

1.	This will be provided via self-contained exit/emergency lighting units with battery backup. The levels will be designed per code to supplement the existing units.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 5

G.	Standby Generator (Existing)

Base Building

1.	An existing 230kW standby diesel generator with a self-contained tank will provide power for selected base building equipment and future tenant loads such as HVAC. -80° freezers, refrigerators, certain outlets, and designated equipment from the equipment list.

2.	Existing 277/480 volts supplied to the transfer switch via the generator and switchboard.

Enanta

1.	A 150 amp, 277/480 volt panel Is anticipated to be provided pending final design. A 120/208 volt panel to be sized based on tenant equipment matrix will be provided.

2.	Electronic check metering will be installed to monitor tenant usage.

H.	Grounding

1.	Service ground is existing.

2.	Special grounding will be provided as required for Tele/Data Systems, special owner electronics systems.

I.	Uninterruptible Power Supply Systems (not included).

J.	Communications

1.	Detection Systems.

a)	The existing addressable fire alarm system will be used with all code required initiating and notification devices being reused. New devices will be provided where required.

b)	Gas Detection Systems.

Enanta An O2 system will be installed at the NMR room.

c)	Access Systems.

Base Building —The existing card access readers will be relocated and configured to selected core doors by the owner.

Enanta — Provided by tenant Security intrusion detection systems (NIC),

d)	Alarm monitoring (NIC)

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 6

2.	Low Voltage, and Alarm Systems.

a)	Voice/Data Systems (NIC),

b)	Public address and music systems (NIC),

c)	MATV television systems (NIC),

d)	CCTV system (NIC),

e)	Duress system (NIC),

f)	Door position monitor system (NIC).

g)	Interlock system for doors (NIC)

K.	Controls

1.	Electrical systems control (NIC).

2.	Lighting, control system (NIC)

3.	Environmental systems control via DDC system provided by the mechanical contractor.

4.	Instrumentation (NIC).

L.	Electric resistance Heating

1.	Electric radiant heaters will be wired (only).

2.	Heat trace wiring (NIC).

M.	Testing (for new equipment only)

1.	Electrical testing for new equipment.

2.	Electrical system start up/commissioning,

3.	Demonstration of electrical equipment.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

FIRE PROTECTION

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

The building will be fully sprinkled to the state building codes (NFPA) based upon Ordinary hazard group two for lab areas and Light hazard for office areas. Any tenant needs, which exceed Ordinary hazard group two, will be addressed on an individual basis.

A.	System Design

Base Building, Enanta

1.	Wet System

a)	The sprinkler spacing will be a maximum of 225 square feet in office areas and 130 square feet in labs.

b)	Sprinkler pipe sizing will be determined by the Hydraulic Calculation method. Office areas will be calculated for a design density of .10 gallons per minute over the most remote 1500 square feet. Lab areas will be calculated for a design density of .20 gallons per minute over the most remote 1500 square feet. The hose demand and safety cushion to be determined by NFPA.

B.	Water Supply

Base Building, Enanta

1.	The sprinkler system will be fed from en existing oily main with an adequate pressure and flow

C.	Special Hazard Areas

Enanta

1.	Chemical storage rooms / Solvent rooms

a)	Will require en extra hazard system if the contents are high hazard.

b)	FM 200 System If the contents of the room react adversely with water

2.	Cold rooms

a)	Wet system with dry pendant or dry sidewall heeds.

3.	High temp areas

a)	Boiler rooms, glass wash rooms, cage wash rooms

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 3

4.	Valve and equipment tags

a)	All new valves and equipment shall receive comprehensive tagging and documentation.

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

Attachment #2 to Work Letter

Long Lead-time Items

1.	HVAC Equipment (time periods starting on April 12, 2011):

a.	AHU’s/RTU’s: 10-12 weeks

b.	Humidifiers: 8-10 weeks

c.	Chiller: 10-12 weeks

d.	Boilers: 6-8 weeks

e.	Pumps: 6-8 weeks

f.	Lab Exhaust fans: 8-10 weeks

2.	Plumbing Equipment (time periods starting on April 12, 2011):

a.	Process chiller: 8-10 weeks

b.	Ejectors/fixtures & trim: 6-8 weeks

3.	Electrical Equipment:

a.	ACF Lighting: 6-8 weeks starting on April 12, 2011

4.	Architectural/Lab Equipment

a.	Lab casework and fume hoods: 10 weeks starting on April 20, 2011 for both

b.	Lab equipment (time periods starting April 20, 2011):

i.	ACF Cage washer: 12 weeks

ii.	ACF Autoclave: 10 weeks starting

iii.	Lab Autoclave: 10 weeks

iv.	Lab Glasswasher: 9 weeks

Work Letter	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

Attachment #3 to Work Letter

Initial Changes

Furnish and install added doors	$21,320.00

Increase in glazing scope	$14,445.00

Added sheet vinyl flooring scope	$5,913.00

RODI upgrade	$39,500.00

Added restroom upgrades	$46,200.00

TOTAL	$127,378.00

Acknowledgment of Commencement Date	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT D TO LEASE

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This ACKNOWLEDGMENT OF COMMENCEMENT DATE is made as of this          day of             , 20     between ARE-500 Arsenal Street, LLC, a Delaware limited liability company (“Landlord”), and Enanta Pharmaceuticals, Inc., a Delaware corporation (“Tenant”), and is attached to and made a part of the Lease dated as of             , 20     (the “Lease”), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Base Term of the Lease is             , 20    , the Rent Commencement Date is             , 20     and the termination date of the Base Term of the Lease shall be midnight on             , 20    . In case of a conflict between this Acknowledgment of Commencement Date and the Lease, this Acknowledgment of Commencement Date shall control for all purposes.

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT:

ENANTA PHARMACEUTICALS, INC., a Delaware corporation

By:
Its:

LANDLORD:

ARE-500 ARSENAL STREET, LLC, a Delaware limited liability company

By:	ALEXANDRIA REAL ESTATE EQUITIES, L.P., a Delaware limited partnership, managing member

	By:	ARE-QRS CORP., a Maryland corporation, general partner

By:
Its:

Rules and Regulations	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT E TO LEASE

RULES AND REGULATIONS

1. The sidewalk, entries, and driveways of the Project shall not be obstructed by Tenant, or any Tenant Party, or used by them for any purpose other than ingress and egress to and from the Premises.

2. Except as may be expressly permitted in the Lease, and subject to and in accordance with the terms and conditions of the Lease, Tenant shall not place any objects, including antennas, outdoor furniture, etc., in the parking areas, landscaped areas or other areas outside of its Premises, or on the roof of the Project.

3. Except for animals assisting the disabled or except as may otherwise be agreed between Landlord and Tenant in writing, no animals shall be allowed in the offices, halls, or corridors in the Project.

4. Tenant shall not disturb the occupants of the Project or adjoining buildings by the use of any radio or musical instrument or by the making of loud or improper noises.

5. If Tenant desires telegraphic, telephonic or other electric connections in the Premises, Landlord or its agent will direct the electrician as to where and how the wires may be introduced; and, without such direction, no boring or cutting of wires will be permitted. Any such installation or connection shall be made at Tenant’s expense.

6. Tenant shall not install or operate any steam or gas engine or boiler, or other mechanical apparatus in the Premises, except as specifically approved in the Lease. The use of oil, gas or inflammable liquids for heating, lighting or any other purpose is expressly prohibited. Explosives or other articles deemed extra hazardous shall not be brought into the Project.

7. Parking any type of recreational vehicles is specifically prohibited on or about the Project. Except for the overnight parking of operative vehicles, no vehicle of any type shall be stored in the parking areas at any time. In the event that a vehicle is disabled, it shall be removed within 48 hours. There shall be no “For Sale” or other advertising signs on or about any parked vehicle. All vehicles shall be parked in the designated parking areas in conformity with all signs and other markings. All parking will be open parking, and no reserved parking, numbering or lettering of individual spaces will be permitted except as specified by Landlord.

8. Except as may otherwise be agreed between Landlord and Tenant in writing, Tenant shall maintain the Premises free from rodents, insects and other pests.

9. Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs or who shall in any manner do any act in violation of the Rules and Regulations of the Project.

10. Tenant shall not cause any unnecessary labor by reason of Tenant’s carelessness or indifference in the preservation of good order and cleanliness. Landlord shall not be responsible to Tenant for any loss of property on the Premises, however occurring, or for any damage done to the effects of Tenant by the janitors or any other employee or person.

11. Tenant shall give Landlord prompt notice of any defects in the water, lawn sprinkler, sewage, gas pipes, electrical lights and fixtures, heating apparatus, or any other service equipment affecting the Premises.

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CONFIDENTIAL – DO NOT COPY OR DISTRIBUTE

Rules and Regulations	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 2

12. Tenant shall not permit storage outside the Premises, including without limitation, outside storage of trucks and other vehicles, or dumping of waste or refuse or permit any harmful materials to be placed in any drainage system or sanitary system in or about the Premises.

13. All moveable trash receptacles provided by the trash disposal firm for the Premises must be kept in the trash enclosure areas, if any, provided for that purpose.

14. No auction, public or private, will be permitted on the Premises or the Project.

15. No awnings shall be placed over the windows in the Premises except with the prior written consent of Landlord.

16. The Premises shall not be used for lodging, sleeping or cooking or for any immoral or illegal purposes or for any purpose other than that specified in the Lease. No gaming devices shall be operated in the Premises.

17. Tenant shall ascertain from Landlord the maximum amount of electrical current which can safely be used in the Premises, taking into account the capacity of the electrical wiring in the Project and the Premises and the needs of other tenants, and shall not use more than such safe capacity. Landlord’s consent to the installation of electric equipment shall not relieve Tenant from the obligation not to use more electricity than such safe capacity.

18. Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage.

19. Tenant shall not install or operate on the Premises any machinery or mechanical devices of a nature not directly related to Tenant’s ordinary use of the Premises and shall keep all such machinery free of vibration, noise and air waves which may be transmitted beyond the Premises.

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Tenant’s Personal Property	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT F TO LEASE

TENANT’S PERSONAL PROPERTY

None, except for:

1.	NMR Varian Unity Innova 500 including controller and computer; and

2.	Powerex 5-horsepower compressor with air holding tank

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Notification of the Presence of Asbestos Containing Materials	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT G TO LEASE

NOTIFICATION OF THE PRESENCE OF ASBESTOS CONTAINING MATERIALS

This notification provides certain information about asbestos within or about the Premises at 500 Arsenal Street, Watertown, MA (“Building”).

Historically, asbestos was commonly used in building products used in the construction of buildings across the country. Asbestos-containing building products were used because they are fire-resistant and provide good noise and temperature insulation. Because of their prevalence, asbestos-containing materials, or ACMs, are still sometimes found in buildings today.

An asbestos survey of the Building conducted in June 2000 determined that ACMs and/or materials that might contain asbestos, referred to as presumed asbestos-containing materials or PACMs, were present within or about the Premises. The ACMs were abated during subsequent renovations with the exception of PACMs at the following location(s) in or about the Premises:

Material Description	Material Location
Roofing materials (assumed to contain asbestos; not sampled to avoid damage)	Throughout roof

The materials described above were generally observed in good condition and may be managed in place. Because ACMs and PACMs are present or may continue to be present within or about the Building, we have hired an independent environmental consulting firm to prepare an operations and maintenance program (“O&M Program”). The O&M Program is designed to minimize the potential of any harmful asbestos exposure to any person within or about the Building. The O&M Program includes a description of work methods to be taken in order to maintain any ACMs or PACMs within or about the Building in good condition and to prevent any significant disturbance of such ACMs or PACMs. Appropriate personnel receive regular periodic training on how to properly administer the O&M Program.

The O&M Program describes the risks associated with asbestos exposure and how to prevent such exposure through appropriate work practices. ACMs and PACMs generally are not thought to be a threat to human health unless asbestos fibers are released into the air and inhaled. This does not typically occur unless (1) the ACMs are in a deteriorating condition, or (2) the ACMs have been significantly disturbed (such as through abrasive cleaning, or maintenance or renovation activities). If inhaled, asbestos fibers can accumulate in the lungs and, as exposure increases, the risk of disease (such as asbestosis or cancer) increases. However, measures to minimize exposure, and consequently minimize the accumulation of asbestos fibers, reduce the risks of adverse health effects.

The O&M Program describes a number of activities that should be avoided in order to prevent a release of asbestos fibers. In particular, you should be aware that some of the activities which may present a health risk include moving, drilling, boring, or otherwise disturbing ACMs. Consequently, such activities should not be attempted by any person not qualified to handle ACMs.

The O&M Program is available for review during regular business hours at Landlord’s office located at 700 Technology Square, Suite 302, Cambridge, MA 02139.

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Tenant’s Name and Logo Design	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT H TO LEASE

Tenant’s Name and Logo Design

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Location of Storage Area	500 Arsenal St., Watertown, MA Enanta Pharmaceuticals – Page 1

EXHIBIT I TO LEASE

Location of Storage Area

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Exhibit 10.8

ENANTA PHARMACEUTICALS, INC.

(f/k/a NOVIRX, INC.)

1995 EQUITY INCENTIVE PLAN

Section 1.	Purpose

The purpose of the Enanta Pharmaceuticals, Inc. (f/k/a NOVIRx, Inc.) 1995 Equity Incentive Plan (the “Plan”) is to attract and retain key employees and directors and consultants of the Company and its Affiliates, to provide an incentive for them to achieve long-range performance goals, and to enable them to participate in the long-term growth of the Company.

Section 2.	Definitions

“Affiliate” means any business entity in which the Company owns directly or indirectly 50% or more of the total combined voting power or has a significant financial interest as determined by the Committee.

“Award” means any Option, Stock Appreciation Right, Performance Share, Restricted Stock, Stock Unit or Other Stock-Based Award awarded under the Plan.

“Board” means the Board of Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor to such Code.

“Committee” means the Board or any committee thereof designated by the Board from time to time as the committee responsible for administering the Plan.

“Common Stock” or “Stock” means the Common Stock, $0.01 par value, of the Company.

“Company” means Enanta Pharmaceuticals, Inc., a Delaware corporation.

“Designated Beneficiary” means the beneficiary designated by a Participant, in a manner determined by the Committee, to receive amounts due or exercise rights of the Participant in the event of the Participant’s death. In the absence of an effective designation by a Participant, “Designated Beneficiary” shall mean the Participant’s estate.

“Effective Date” means the date the Plan is approved and adopted by the Board.

“Fair Market Value” means, with respect to Common Stock or any other property, the fair market value of such property as determined by the Committee in good faith or in the manner established by the Committee from time to time.

“Incentive Stock Option” means an option to purchase shares of Common Stock awarded to a Participant under Section 6 that is intended to meet the requirements of Section 422 of the Code or any successor provision.

“Nonstatutory Stock Option” means an option to purchase shares of Common Stock awarded to a Participant under Section 6 that is not intended to be an Incentive Stock Option.

“Option” means an Incentive Stock Option or a Nonstatutory Stock Option.

“Other Stock-Based Award” means an Award, other than an Option, Stock Appreciation Right, Performance Share, Restricted Stock or Stock Unit, having a Common Stock element and awarded to a Participant under Section 11.

“Participant” means a person selected by the Committee to receive an Award under the Plan.

“Performance Cycle” or “Cycle” means the period of time selected by the Committee during which performance is measured for the purpose of determining the extent to which an award of Performance Shares has been earned.

“Performance Shares” mean shares of Common Stock, which may be earned by the achievement of performance goals, awarded to a Participant under Section 8.

“Restricted Period” means the period of time during which an Award may be forfeited to the Company pursuant to the terms and conditions of such Award.

“Restricted Stock” means shares of Common Stock subject to forfeiture awarded to a Participant under Section 9.

“Stock Appreciation Right” or “SAR” means a right to receive any excess in value of shares of Common Stock over the exercise price awarded to a Participant under Section 7.

“Stock Unit” means an award of Common Stock or units that are valued in whole or in part by reference to, or otherwise based on, the value of Common Stock, awarded to a Participant under Section 10.

Section 3.	Administration

The Plan shall be administered by the Committee. The Committee shall have authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the operation of the Plan as it shall from time to time consider advisable, and to interpret the provisions of the Plan. The Committee’s decisions shall be final and binding. To the extent permitted by applicable law, the Committee may delegate to one or more executive officers of the Company the power to make Awards to Participants and all determinations under the Plan with respect thereto, provided that the Committee shall fix the maximum amount of such Awards for all such Participants and a maximum for any one Participant.

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Section 4.	Eligibility

All employees and, in the case of Awards other than Incentive Stock Options, directors and consultants of the Company or any Affiliate, capable of contributing significantly to the successful performance of the Company, other than a person who has irrevocably elected not to be eligible, are eligible to be Participants in the Plan. Incentive Stock Options may be awarded only to persons eligible to receive such Options under the Code.

Section 5.	Stock Available for Awards

(a) Subject to adjustment under subsection (b), Awards may be made under the Plan for up to 10,950,673 shares of Common Stock. In no event shall the number of shares of Common Stock that may be subject to Awards for any individual exceed 10,950,973 shares in the aggregate during the term of this Plan, except to the extent of any adjustment under subsection (b). If any Award in respect of shares of Common Stock expires or is terminated unexercised or is forfeited without the Participant having had the benefits of ownership (other than voting rights), the shares subject to such Award, to the extent of such expiration, termination or forfeiture, shall again be available for award under the Plan. Common Stock issued through the assumption or substitution of outstanding grants from an acquired company shall not reduce the shares available for Awards under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) In the event that the Committee determines that any stock dividend, extraordinary cash dividend, creation of a class of equity securities, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below fair market value, or other similar transaction affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under the Plan, then the Committee (subject, in the case of Incentive Stock Options, to any limitation required under the Code) shall equitably adjust any or all of (i) the number and kind of shares in respect of which Awards may be made under the Plan, (ii) the number and kind of shares subject to outstanding Awards, and (iii) the award, exercise or conversion price with respect to any of the foregoing, and if considered appropriate, the Committee may make provision for a cash payment with respect to an outstanding Award, provided that the number of shares subject to any Award shall always be a whole number.

Section 6.	Stock Options

(a) Subject to the provisions of the Plan, the Committee may award Incentive Stock Options and Nonstatutory Stock Options and determine the number of shares to be covered by each Option, the option price therefor and the conditions and limitations applicable to the exercise of the Option. The terms and conditions of Incentive Stock Options shall be subject to and comply with Section 422 of the Code or any successor provision and any regulations thereunder. No Incentive Stock Options shall be granted hereunder after ten years from the last date on which the Plan was approved for purposes of Section 422 of the Code.

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(b) The Committee shall establish the option price at the time each Option is awarded, which price shall not be less than 100% of the Fair Market Value of the Common Stock on the date of award with respect to Incentive Stock Options. Nonstatutory Stock Options may be granted at such prices as the Committee may determine.

(c) Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable Award or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

(d) No shares shall be delivered pursuant to any exercise of an Option until payment in full of the option price therefor is received by the Company. Such payment may be made in whole or in part in cash or, to the extent permitted by the Committee at or after the award of the Option, by delivery of a note or shares of Common Stock owned by the optionee, including Restricted Stock, or by retaining shares otherwise issuable pursuant to the Option, in each case valued at their Fair Market Value on the date of delivery or retention, or such other lawful consideration as the Committee may determine.

(e) The Committee may provide that, subject to such conditions as it considers appropriate, upon the delivery or retention of shares to the Company in payment of an Option, the Participant automatically be awarded an Option for up to the number of shares so delivered.

Section 7.	Stock Appreciation Rights

(a) Subject to the provisions of the Plan, the Committee may award SARs in tandem with an Option (at or after the award of the Option), or alone and unrelated to an Option. SARs in tandem with an Option shall terminate to the extent that the related Option is exercised, and the related Option shall terminate to the extent that the tandem SARs are exercised. SARs granted in tandem with Options shall have an exercise price not less than the exercise price of the related Option. SARs granted alone and unrelated to an Option may be granted at such exercise prices as the Committee may determine.

(b) An SAR related to an Option, which SAR can only be exercised upon or during limited periods following a change in control of the Company, may entitle the Participant to receive an amount based upon the highest price paid or offered for Common Stock in any transaction relating to the change in control or paid during the thirty-day period immediately preceding the occurrence of the change in control in any transaction reported in the stock market in which the Common Stock is normally traded.

Section 8.	Performance Shares

(a) Subject to the provisions of the Plan, the Committee may award Performance Shares and determine the number of such shares for each Performance Cycle and the duration of each Performance Cycle. There may be more than one Performance Cycle in existence at any one time, and the duration of Performance Cycles may differ from each other. The payment value of Performance Shares shall be equal to the Fair Market Value of the Common Stock on the date the Performance Shares are earned or, in the discretion of the Committee, on the date the Committee determines that the Performance Shares have been earned.

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(b) The committee shall establish performance goals for each Cycle, for the purpose of determining the extent to which Performance Shares awarded for such Cycle are earned, on the basis of such criteria and to accomplish such objectives as the Committee may from time to time select. During any Cycle, the Committee may adjust the performance goals for such Cycle as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

(c) As soon as practicable after the end of a Performance Cycle, the Committee shall determine the number of Performance Shares that have been earned on the basis of performance in relation to the established performance goals. The payment values of earned Performance Shares shall be distributed to the Participant or, if the Participant has died, to the Participant’s Designated Beneficiary, as soon as practicable thereafter. The Committee shall determine, at or after the time of award, whether payment values will be settled in whole or in part in cash or other property, including Common Stock or Awards.

Section 9.	Restricted Stock

(a) Subject to the provisions of the Plan, the Committee may award shares of Restricted Stock and determine the duration of the Restricted Period during which, and the conditions under which, the shares may be forfeited to the Company and the other terms and conditions of such Awards. Shares of Restricted Stock may be issued for no cash consideration or such minimum consideration as may be required by applicable law.

(b) Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Committee, during the Restricted Period. Shares of Restricted Stock shall be evidenced in such manner as the Committee may determine. Any certificates issued in respect of shares of Restricted Stock shall be registered in the name of the Participant and unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company. At the expiration of the Restricted Period, the Company shall deliver such certificates to the Participant or if the Participant has died, to the Participant’s Designated Beneficiary.

Section 10.	Stock Units

(a) Subject to the provisions of the Plan, the Committee may award Stock Units subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment rules as the Committee shall determine.

(b) Shares of Common Stock awarded in connection with a Stock Unit Award shall be issued for no cash consideration or such minimum consideration as may be required by applicable law.

Section 11.	Other Stock-Based Awards

(a) Subject to the provisions of the Plan, the Committee may make other awards of Common Stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, Common Stock, including without limitation convertible preferred stock,

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convertible debentures, exchangeable securities and Common Stock awards or options. Other Stock-Based Awards may be granted either alone or in tandem with other Awards granted under the Plan and/or cash awards made outside of the Plan.

(b) The Committee may establish performance goals, which may be based on performance goals related to book value, subsidiary performance or such other criteria as the Committee may determine, Restricted Periods, Performance Cycles, conversion prices, maturities and security, if any, for any Other Stock-Based Award. Other Stock-Based Awards may be sold to Participants at the face value thereof or any discount therefrom or awarded for no consideration or such minimum consideration as may be required by applicable law.

Section 12.	General Provisions Applicable to Awards

(a) Documentation. Each Award under the Plan shall be evidenced by a writing delivered to the Participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable tax and regulatory laws and accounting principles.

(b) Committee Discretion. Each type of Award may be made alone, in addition to or in relation to any other type of Award. The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly. Except as otherwise provided by the Plan or a particular Award, any determination with respect to an Award may be made by the Committee at the time of award or at any time thereafter.

(c) Settlement. The Committee shall determine whether Awards are settled in whole or in part in cash, Common Stock, other securities of the Company, Awards or other property. The Committee may permit a Participant to defer all or any portion of a payment under the Plan, including the crediting of interest on deferred amounts denominated in cash and dividend equivalents on amounts denominated in Common Stock.

(d) Dividends and Cash Awards. In the discretion of the Committee, any Award under the Plan may provide the Participant with (i) dividends or dividend equivalents payable currently or deferred with or without interest, and (ii) cash payments in lieu of or in addition to an Award.

(e) Termination of Employment. The Committee shall determine the effect on an Award of the disability, death, retirement or other termination of employment of a Participant and the extent to which, and the period during which, the Participant’s legal representative, guardian or Designated Beneficiary may receive payment of an Award or exercise rights thereunder.

(f) Change in Control. In order to preserve a Participant’s rights under an Award in the event of a change in control of the Company, the Committee in its discretion may, at the time an Award is made or at any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise or realization of the Award, (ii) provide for the purchase of the Award upon the Participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had

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the Award been currently exercisable or payable, (iii) adjust the terms of the Award in a manner determined by the Committee to reflect the change in control, (iv) cause the Award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Committee may consider equitable and in the best interests of the Company.

(g) Loans. The Committee may authorize the making of loans or cash payments to Participants in connection with any Award under the Plan, which loans may be secured by any security, including Common Stock, underlying or related to such Award (provided that such Loan shall not exceed the Fair Market Value of the security subject to such Award), and which may be forgiven upon such terms and conditions as the Committee may establish at the time of such loan or at any time thereafter.

(h) Withholding Taxes. The Participant shall pay to the Company, or make provision satisfactory to the Committee for payment of, any taxes required by law to be withheld in respect of Awards under the Plan no later than the date of the event creating the tax liability. In the Committee’s discretion, such tax obligations may be paid in whole or in part in shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery. The Company and its Affiliates may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to the Participant.

(i) Foreign Nationals. Awards may be made to Participants who are foreign nationals or employed outside the United States on such terms and conditions different from those specified in the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws.

(j) Amendment of Award. The Committee may amend, modify or terminate any outstanding Award, including substituting therefor another Award of the same or a different type, changing the date of exercise or realization and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant’s consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

Section 13.	Miscellaneous

(a) No Right To Employment. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment. The Company expressly reserves the right at any time to dismiss a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed under the Plan until he or she becomes the holder thereof. A Participant to whom Common Stock is awarded shall be considered the holder of the Stock at the time of the Award except as otherwise provided in the applicable Award.

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(c) Effective Date. Subject to the approval of the stockholders of the Company, the Plan shall be effective on the Effective Date. Before such approval, Awards may be made under the Plan expressly subject to such approval.

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, subject to any stockholder approval that the Board determines to be necessary or advisable.

(e) Governing Law. The provisions of the Plan shall be governed by and interpreted in accordance with the laws of the State of Delaware.

This Plan was approved by the Board of Directors on July 26, 1995.

This Plan was approved by the Stockholders on August 15, 1995.

Increase in shares reserved for issuance under the Plan from 656,557 to 686,088 shares adopted by the Board of Directors December 15, 1999.

Increase in shares reserved for issuance under the Plan from 686,088 to 1,354,243 shares adopted by the Board of Directors April 19, 2000 and approved by the Stockholders on April 28, 2000.

Increase in shares reserved for issuance under the Plan from 1,354,243 to 2,104,243 shares adopted by the Board of Directors November 3, 2000 and approved by the Stockholders on November 20, 2000.

Increase in shares reserved for issuance under the Plan from 2,104,243 to 2,254,243 shares adopted by the Board of Directors July 25, 2001 and approved by the Stockholders on August 30, 2001.

Increase in shares reserved for issuance under the Plan from 2,254,243 to 2,302,920 shares adopted by the Board of Directors on October 9, 2001.

Increase in shares reserved for issuance under the Plan from 2,302,920 to 2,485,670 shares adopted by the Board of Directors on December 6, 2001.

Increase in shares reserved for issuance under the Plan from 2,485,670 to 3,514,757 shares adopted by the Board of Directors on March 14, 2002.

Increases in shares reserved for issuance under the Plan from 2,254,243 to 3,514,757 shares approved by the Stockholders on June 4, 2002.

Increase in shares reserved for issuance under the Plan from 3,514,757 to 4,526,104 shares adopted by the Board of Directors on March 19, 2004.

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Increase in share reserved for issuance under the Plan from 4,526,104 to 4,544,104 shares adopted by the Board of Directors on May 7, 2004.

Increase in shares reserved for issuance under the Plan from 3,514,757 to 4,544,104 shares approved by the Stockholders on May 8, 2004.

Increase in shares reserved in issuance under the Plan from 4,544,104 to 6,759,526 shares adopted by the Board of Directors on June 9, 2004 and approved by the Stockholders on June 15, 2004.

Increase in shares reserved in issuance under the Plan from 6,759,526 to 7,159,526 shares adopted by the Board of Directors on February 18, 2005 and approved by the Stockholders on May 19, 2005.

Increase in shares reserved in issuance under the Plan from 7,159,526 to 7,587,973 shares adopted by the Board of Directors on January 24, 2006.

Increase in shares reserved in issuance under the Plan from 7,587,973 to 7,756,973 shares adopted by the Board of Directors on August 11, 2006.

Increase in shares reserved in issuance under the Plan from 7,159,526 to 7,756,973 shares approved by the Stockholders on August 17, 2006.

Increase in shares reserved in issuance under the Plan from 7,756,973 to 9,327,655 shares adopted by the Board of Directors on March 28, 2007 and approved by the Stockholders on April 20, 2007.

Increase in shares reserved in issuance under the Plan from 9,327,655 to 9,507,655 shares adopted by the Board of Directors effective as of May 21, 2008, and a further increase from 9,507,655 to 10,207,655 shares adopted by the Board of Directors effective as of June 10, 2008 and approved by the Stockholders effective as July 8, 2008.

Increase in shares reserved in issuance under the Plan from 10,207,655 to 10,457,655 shares adopted by the Board of Directors on February 4, 2009 and approved by the Stockholders on March 5, 2009.

Increase in shares reserved in issuance under the Plan from 10,457,655 to 10,950,673 shares adopted by the Board of Directors on April 29, 2010 and approved by the Stockholders on June 7, 2010.

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